Filed pursuant to Rule 424(b)(3)
Registration No. 333-276618

Dear Stockholder:

On December 11, 2023, Atlantic Coastal Acquisition Corp. II (“ACAB”) and Abpro Merger Sub Corp. (“Merger Sub”), a wholly owned subsidiary of ACAB, entered into a Business Combination Agreement (as it may be amended and/or restated from time to time, the “Business Combination Agreement”) with Abpro Corporation (“Abpro”). If the Business Combination Agreement is adopted by Abpro’s stockholders, the Business Combination Agreement and the transactions contemplated thereby, including the issuance of Series A common stock (as defined herein) to be issued as the merger consideration (the “ACAB New Common Shares”), are approved by ACAB’s stockholders, and the business combination is subsequently completed, Merger Sub will merge with and into Abpro with Abpro surviving the merger as a wholly owned subsidiary of ACAB (the “Business Combination”).

Prior to the effective time of the Business Combination (the “Effective Time”), Abpro will cause Abpro preferred shares that are issued and outstanding immediately prior to the Effective Time to be converted into shares of Abpro common stock.

At the Effective Time, by virtue of the Business Combination and without any action on the part of ACAB, Merger Sub, Abpro or holders of any of Abpro’s securities:

(i)

All shares of Abpro common stock issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the number of ACAB New Common Shares based on the Exchange Ratio (as defined in the Business Combination Agreement);

(ii)

All shares of Abpro common stock and Abpro preferred shares held in the treasury of Abpro will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

(iii)

Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of ACAB New Common Shares;

(iv)

Each Abpro option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an option to purchase a number of ACAB New Common Shares (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Abpro common stock subject to such Abpro option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Abpro option immediately prior to the Effective Time divided by (B) Exchange Ratio. Except as specifically provided in the Business Combination Agreement, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Abpro option immediately prior to the Effective Time; and

(v)

Each unvested Abpro restricted stock unit that is either held by an Abpro employee or held by a member of the Post-Closing Board (as defined below), shall be converted into a restricted stock unit representing the right to receive on settlement, a number of ACAB New Common Shares equal to the Exchange Ratio.

Based on the number of shares of Abpro common stock outstanding, the number of shares of Abpro preferred stock outstanding, the number of outstanding stock options, restricted stock awards and restricted stock unit awards of Abpro, in each case as of June 30, 2024, (i) the estimated exchange ratio of shares of ACAB’s Series A common stock for each share of Abpro common stock is 2.06, (ii) the total number of shares of ACAB’s

Series A common stock expected to be issued in connection with the Business Combination is approximately 50 million, and it is anticipated that following Closing, ACAB’s public stockholders will retain an ownership interest of approximately 1.1% of the outstanding capital stock of the combined company, the Sponsor (as defined below) will retain an ownership interest of approximately 7.5% of the outstanding capital stock of the combined company and the holders of shares of Abpro capital stock will own approximately 77.9% of the outstanding capital stock of the combined company. The foregoing ownership percentages with respect to the combined company following the Business Combination exclude any outstanding warrants and assume that (i) there are no redemptions of any stock by ACAB’s public stockholders in connection with the Business Combination, and (ii) no awards are issued under the Incentive Plan (as defined herein). All shares currently held by ACAB public stockholders and all of the stock issued in the Business Combination to existing Abpro securityholders will be freely tradable without registration under the Securities Act, and without restriction by persons other than the combined company’s “affiliates” (as defined under Rule 144 under the Securities Act), including the combined company’s directors, executive officers and other affiliates, subject to lock-up restrictions. Because the level of stockholder redemptions will not be known until the ACAB Special Meeting, holders of ACAB’s Series A common stock will not know at the time of the vote the percentage of the combined company’s outstanding capital stock that they will hold.

ACAB’s current Amended and Restated Certificate of Incorporation (the “Existing Charter”) prohibits ACAB from redeeming Public Shares if such redemption(s) would cause ACAB’s net tangible assets to be less than $5,000,001 following such redemption(s). However, ACAB’s shareholders will vote on a proposal, the NTA Proposal, to amend ACAB’s Existing Charter to remove such requirement, meaning that additional shares may be redeemed such that ACAB’s net tangible assets would be less than $5,000,001. The Business Combination Agreement includes a condition to closing that ACAB must have, after giving effect to any redemption of the Public Shares in connection with the transactions contemplated by the Business Combination Agreement, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) or otherwise being exempt from the provisions of Rule 419 promulgated under the Securities Act, however such condition may be waived by ACAB and Abpro. Accordingly, if the condition to closing is waived, and if redemptions in connection with the Business Combination cause ACAB’s net tangible assets to be less than $5,000,001 and the Post-Combination Company (as defined below) does not meet another exemption from the “penny stock” rule (such as the Post-Combination Company’s common stock being listed on Nasdaq, or the price of the Post-Combination Company’s common stock exceeding $5.00), then the Post-Combination Company’s common stock may be a “penny stock” upon closing. A determination that the Post-Combination Company’s common stock is a “penny stock” would require brokers trading in shares of the Post-Combination Company’s common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Post-Combination Company’s securities. See “Risk Factors – The NTA Proposal would remove the minimum net tangible assets requirement that is currently required under our charter to consummate the Business Combination. The Business Combination Agreement contains a closing condition that ACAB have at least $5,000,001 of net tangible assets or otherwise be exempt from the provisions of Rule 419 under the Securities Act, however such condition may be waived by the parties. Accordingly, ACAB and Abpro may complete the Business Combination even if the Post-Combination Company’s common stock would be a “penny stock” upon the Closing.”

ACAB’s units, Series A common stock and public warrants are publicly traded on The Nasdaq Global Market (“Nasdaq”) under the symbols “ACABU”, “ACAB”, and “ACABW”, respectively. We intend to apply to list ACAB’s Series A common stock and public warrants on Nasdaq under the symbols “ABP” and “ABPW”, respectively, upon the Closing. ACAB will not have units traded following Closing. Following the Closing, ACAB intends to change its name to “Abpro Holdings, Inc.”.

On August 22, 2024, ACAB entered into subscription agreements (together with any subscription agreements to be entered into by ACAB prior to the Effective Time, collectively, the “Subscription Agreements”) with each of Abpro Bio International, Inc. and Celltrion Inc. (the “Subscribers”), pursuant to which the Subscribers have agreed to purchase, and ACAB has agreed to sell the Subscribers, an aggregate of 1,122,467 shares of Series A common stock, for a purchase price of $10.00 per share. In addition, the Subscribers will be granted an aggregate of 2,244,934 Abpro Incentive Shares. Pursuant to the Subscription Agreements, Abpro Bio International, Inc. (“Abpro Bio”) agreed to subscribe for and purchase 622,467 newly-issued shares of Series A common stock substantially concurrently with the closing of the Business Combination at a price of $10.00 per share, for an aggregate purchase price of $6,224,670 of which $4,224,663 is through the extinguishment of the balance due to Abpro Bio under the promissory note agreement between Abpro and Abpro Bio, and the remainder of $2,000,007 in cash. In addition, Abpro Bio will receive an aggregate of 1,244,934 Abpro Incentive Shares. Celltrion Inc. (“Celltrion”) agreed to subscribe for and purchase, 500,000 newly-issued shares of Series A common stock, substantially concurrently with the closing of the Business Combination, at a price of $10.00 per share, for an aggregate purchase price of $5,000,000. In addition, Celltrion will be granted an aggregate of 1,000,000 Abpro Incentive Shares. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Business Combination Agreement.

ACAB will hold a special meeting of stockholders (the “Special Meeting”) to consider matters relating to the proposed Business Combination. ACAB and Abpro cannot complete the Business Combination unless ACAB’s stockholders consent to the approval of the Business Combination Agreement and the transactions contemplated thereby, including the issuance of ACAB’s Series A common stock to be issued as the merger consideration, and Abpro’s stockholders consent to adoption and approval of the Business Combination Agreement and the transactions contemplated thereby. ACAB and Abpro are sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

The Special Meeting will be held at 9:00 a.m. eastern time, on November 7, 2024, in virtual format.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF COMMON STOCK YOU OWN. To ensure your representation at the Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote in person (which would include presence at a virtual meeting) at the meeting. If you hold your shares in “street name”, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

The ACAB board of directors has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and recommends that ACAB stockholders vote “FOR” the approval of the Business Combination Agreement, “FOR” the issuance of Series A common stock to be issued as the merger consideration and in connection with the Subscription Agreements and “FOR” the other matters to be considered at the Special Meeting.

This proxy statement/prospectus provides you with detailed information about the proposed Business Combination. It also contains or references information about ACAB and Abpro and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 50 for a discussion of the risks you should consider in evaluating the proposed Business Combination and how it will affect you.

ACAB files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read ACAB’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or you have any questions regarding the accompanying proxy statement/prospectus, you may contact Sodali & Co, ACAB’s proxy solicitor, at ACAB.info@investor.sodali.com or (800) 662-5200 (toll free).

Sincerely,

/s/ SHAHRAAB AHMAD

Shahraab Ahmad

Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Business Combination, the issuance of shares of Series A common stock in connection with the Business Combination or the other transactions described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated October 18, 2024, and is first being mailed to stockholders of ACAB on or about October 21, 2024.

Atlantic Coastal Acquisition Corp. II

6 St Johns Lane, Floor 5

New York, NY 10013

NOTICE OF

SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 7, 2024

TO THE STOCKHOLDERS OF ATLANTIC COASTAL ACQUISITION CORP. II:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Atlantic Coastal Acquisition Corp. II (“ACAB”), a Delaware corporation, will be held at 9:00 a.m. eastern time, on November 7, 2024, in virtual format (the “Special Meeting”). You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

(1)

The Business Combination Proposal — To consider and vote upon a proposal to approve the Business Combination Agreement, dated as of December 11, 2023 (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among ACAB, Abpro Merger Sub Corp. (“Merger Sub”) and Abpro Corporation (“Abpro”) and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Abpro with Abpro surviving the merger as a wholly owned subsidiary of ACAB (the “Business Combination”). A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A (Proposal No. 1);

(2)

The NTA Proposal — To consider and vote on the approval and adoption of the amendments to the current Amended and Restated Certificate of Incorporation of ACAB (as amended from time to time, the “Current Charter”), which amendments (the “NTA Amendments”) shall be effective, if adopted, and implemented by ACAB, prior to the consummation of the proposed Business Combination, to remove from the Current Charter requirements limiting ACAB’s ability to redeem shares of ACAB Series A common stock and consummate an initial business combination if the amount of such redemptions would cause ACAB to have less than $5,000,0001 in net tangible assets (“NTA”). The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by ACAB stockholders (Proposal No. 3);

(3)

The Charter Approval Proposal — To consider and vote upon a proposal to adopt the Second Amended and Restated Certificate of Incorporation (the “Proposed Charter”) in the form attached hereto as Annex B (Proposal No. 3);

(4)

The Governance Proposal — To consider and act upon, on a non-binding advisory basis, a separate proposal with respect to certain governance provisions in the Proposed Charter in order to give holders of ACAB’s common stock the opportunity to present their separate views on important corporate governance procedures (Proposal No. 4);

(5)

The Director Election Proposal — To consider and vote upon a proposal to elect five directors to serve on the Board of Directors of the Post-Combination Company (the “Board”) until the 2025 annual meeting of stockholders, in the case of Class I directors, the 2026 annual meeting of stockholders, in the case of Class II directors, and the 2027 annual meeting of stockholders, in the case of Class III directors, and, in each case, until their respective successors are duly elected and qualified (Proposal No. 5);

(6)

The Merger Issuance Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of The Nasdaq Global Market (“Nasdaq”), the issuance of shares of Series A common stock pursuant to the Business Combination (Proposal No. 6);

(7)

The Subscription Agreements Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of shares of Series A common stock pursuant to the Subscription Agreements (Proposal No. 7);

(8)	The Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt the Incentive Plan (as defined herein) (Proposal No. 8); and

(9)

The Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Approval Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal or the Incentive Plan Proposal, or we determine that one or more of the closing conditions to Business Combination Agreement is not satisfied or waived (Proposal No. 9).

These items of business are described in the attached proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of ACAB common stock at the close of business on October 9, 2024 (the “ACAB Record Date”) are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting.

Pursuant to ACAB’s Existing Charter, ACAB will provide holders of its Public Shares (as defined herein) with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount on deposit in ACAB’s trust account, which holds the proceeds of the ACAB IPO (as defined herein), as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the trust account and not previously released to ACAB to pay its taxes). For illustrative purposes, based on funds in the trust account of approximately $7.6 million on June 30, 2024, the estimated redemption price as defined in ACAB’s amended and restated charter, which is projected to be approximately $11.41 (the “Redemption Price”), would have been approximately $11.22, excluding additional interest earned on the funds held in the trust account and not previously released to ACAB to pay taxes. Public stockholders (as defined herein) may elect to redeem their shares even if they vote for the Business Combination Proposal. A holder of Public Shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares without the consent of ACAB. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of ACAB. Atlantic Coastal Acquisition Management II LLC, a Delaware limited liability company (the “Sponsor”), and ACAB’s directors and officers have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of common stock they may hold. Currently, the Initial Stockholders (as defined herein) own approximately 91.8% of ACAB common stock, consisting of the Founder Shares (as defined herein). Founder Shares will be excluded from the pro rata calculation used to determine the Redemption Price. The Sponsor and ACAB’s directors and officers have agreed to vote any shares of common stock owned by them in favor of each of the proposals presented at the Special Meeting.

On April 18, 2023, the Sponsor, ACAB’s independent directors, and Apeiron Investment Group Ltd (collectively, the “Series B Holders”) voluntarily converted 7,499,999 shares of Series B common stock of ACAB they held as of such date into 7,499,999 shares of Series A common stock of the Company (the “Conversion”) in accordance with the charter amendment. With respect to shares of Series A common stock that they received as result of the Conversion, the Series B Holders (i) agreed that they would not vote such stock until after the closing of a business combination and (ii) acknowledged that such stock would not be entitled to any distribution from ACAB’s trust account. On December 15, 2023, ACAB held a special meeting of stockholders to approve a charter amendment proposal to further extend the date by which ACAB must consummate a business combination to September 19, 2024 (subject to additional approval by the ACAB Board (as defined below)). On December 13, 2023, holders of an aggregate of 2,768,301 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares, and as a result, such holders received a payment of approximately $10.68 per share redeemed. On September 19, 2024, at a special meeting of the stockholders, the stockholders approved a proposal to amend ACAB’s Certificate of Incorporation to extend the date by which ACAB must complete its initial business combination from September 19, 2024 to October 19, 2024 and to allow ACAB, without another stockholder vote, to elect to extend the October 19, 2024 termination date by resolution of ACAB’s board of directors, if requested by the Sponsor, until November 19, 2024, unless the Closing shall have occurred prior thereto.

On September 17, 2024, holders of an aggregate of 126,122 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares, and as a result, such holders received a payment of approximately $11.28 per share redeemed. As a result of the conversion and the results of the stockholder meetings described above, ACAB has an aggregate of 8,041,268 shares of Series A common stock outstanding and one (1) share of Series B common stock (held by the Sponsor) outstanding.

After careful consideration, ACAB’s board of directors (the “ACAB Board”) has determined that the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal are fair to and in the best interests of ACAB and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the NTA Proposal, “FOR” the Charter Approval Proposal, “FOR” the Governance Proposal, “FOR” the Director Election Proposal, “FOR” the Merger Issuance Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal, if presented.

Consummation of the Business Combination is conditional on approval of each of the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Merger Issuance Proposal and the Incentive Plan Proposal. If any of these proposals is not approved, the other proposals, except the Adjournment Proposal, will not be presented to stockholders for a vote. The proxy statement/prospectus accompanying this notice explains the Business Combination Agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Special Meeting. Please review the proxy statement/prospectus carefully.

All ACAB stockholders are cordially invited to attend the Special Meeting in virtual format. ACAB stockholders may attend, vote and examine the list of ACAB stockholders entitled to vote at the Special Meeting by visiting and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. The Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically. To ensure your representation at the Special Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

/s/ SHAHRAAB AHMAD
Shahraab Ahmad Chairman and Chief Executive Officer
October 18, 2024

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE ACAB REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO ACAB’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS

COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “ACAB’S SPECIAL MEETING OF STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

ADDITIONAL INFORMATION

ACAB files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read ACAB’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Special Meeting, you should contact ACAB’s proxy solicitation agent at the following address and telephone number:

Sodali & Co

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: ACAB.info@investor.sodali.com

If you are an ACAB stockholder and would like to request documents, please do so by October 31, 2024, in order to receive them before the Special Meeting. If you request any documents from ACAB, ACAB will mail them to you by first class mail, or another equally prompt means.

BASIS OF PRESENTATION AND GLOSSARY

As used in this proxy statement/prospectus, unless otherwise noted or the context otherwise requires, references to:

“ACAB” are to Atlantic Coastal Acquisition Corp. II, a Delaware corporation;

“ACAB IPO” are to the initial public offering by ACAB which closed on January 19, 2022;

“ACAB warrants” are to the warrants exercisable to purchase Series A common stock of ACAB;

“Abpro” are to Abpro Corporation, a Delaware corporation;

“Additional Sponsor Shares” are to the 600,601 newly issued shares of Series A common stock to be issued to the Sponsor at the Closing.

“Available Cash” are to, as of the Closing (a) the amount of funds contained in the trust account (after reduction for the aggregate amount of payments made or required to be made in connection with the redemptions of Public Shares), plus (b) the amount of funds available to consummate the Business Combination pursuant to the PIPE Financing and any forward purchase agreements, an equity line of credit, convertible note financing, and other sources of financing minus (c) unpaid SPAC expenses;

“Business Combination Agreement” are to the Business Combination Agreement, dated as of December 11, 2023, by and among ACAB, Merger Sub and Abpro, as amended;

“Code” are to the Internal Revenue Code of 1986, as amended;

“common stock” are to Series A common stock and Series B common stock of ACAB;

“Company Owners” are to the stockholders of Abpro prior to the Closing;

“Completion Window” are to the period following the completion of the ACAB IPO at the end of which, if ACAB has not completed its initial business combination, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to ACAB to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of ACAB’s remaining stockholders and the ACAB Board, dissolve and liquidate, subject to ACAB’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. On December 15, 2023, the stockholders of ACAB approved the proposal to extend the Completion Window to March 19, 2024 and further provide that the ACAB Board may, without another stockholder vote, further extend the Completion Window on a monthly basis up to six times by an additional one month each time thereafter by resolution of the ACAB Board, if requested by the Sponsor, until September 19, 2024, subject in each case to certain advance notice requirements. On September 19, 2024, at a special meeting of the stockholders, the stockholders approved a proposal to amend ACAB’s Certificate of Incorporation to extend the date by which ACAB must complete its initial business combination from September 19, 2024 to October 19, 2024 and to allow ACAB, without another stockholder vote, to elect to extend the October 19, 2024 termination date by resolution of ACAB’s board of directors, if requested by the Sponsor, until November 19, 2024, unless the Closing shall have occurred prior thereto.

“DGCL” are to the Delaware General Corporation Law, as amended;

“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

“Existing Charter” are to the Amended and Restated Certificate of Incorporation of ACAB, dated January 18, 2022, as amended by Amendment No. 1 dated April 18, 2023, Amendment No. 2 dated December 15, 2023 and Amendment No. 3 dated September 19, 2024;

“Founder Shares” are to (i) the one (1) share of ACAB’s Series B common stock held by the Sponsor; (ii) the 7,499,999 shares of ACAB’s Series B common stock that were converted by the Initial Stockholders into ACAB’s Series A common stock on April 18, 2023; and (iii) ACAB’s Series A common stock issued upon the automatic conversion of the one (1) share of ACAB’s Series B common stock at the time of ACAB’s initial business combination as provided herein. The 7,500,000 Founder Shares are held of record by the Initial Stockholders as of the ACAB Record Date;

“GAAP” are to generally accepted accounting principles in the United States, as applied on a consistent basis;

“Initial Stockholders” are to the Sponsor, Apeiron Investment Group and certain directors of ACAB who hold Founder Shares as of the date of this proxy statement/prospectus;

“Investment Company Act” are to the Investment Company Act of 1940, as amended;

“Maximum Redemption Scenario” are to the redemption scenario assuming that holders of 541,269, or approximately 6.7% of ACAB’s outstanding Series A common stock, exercise redemption rights;

“Merger Sub” are to Abpro Merger Sub Corp., a Delaware corporation;

“PIPE Financing” are to the proposed issuance and sale to the Subscribers, on the Closing Date, of the PIPE Shares at an effective purchase price of $3.33 per share.

“PIPE Shares” are to the 3,367,401 newly issued shares of Series A common stock to be issued to the Subscribers pursuant to the Subscription Agreements in the PIPE Financing;

“Post-Combination Company” are to ACAB following the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement;

“private placement warrants” are to ACAB’s warrants issued to the Sponsor in a private placement simultaneously with the closing of the ACAB IPO;

“Public Shares” are to shares of ACAB’s Series A common stock sold as part of the units in the ACAB IPO (whether they were purchased in the ACAB IPO or thereafter in the open market);

“public stockholders” are to the holders of ACAB’s Public Shares, including the Sponsor and ACAB’s directors and officers to the extent the Sponsor and ACAB’s directors or officers purchase Public Shares; provided, that each of their status as a “public stockholder” shall only exist with respect to such Public Shares;

“public warrants” are to ACAB’s warrants sold as part of the units in the ACAB IPO (whether they were purchased in the ACAB IPO or thereafter in the open market);

“SEC” are to the Securities and Exchange Commission;

“Securities Act” are to the Securities Act of 1933, as amended;

“Series A common stock” are to the Series A common stock, par value $0.0001 per share, of ACAB;

“Series B common stock” are to the Series B common stock, par value $0.0001 per share, of ACAB;

“Sponsor” are to Atlantic Coastal Acquisition Management II LLC, a Delaware limited liability company;

“Sponsor Letter Agreement” are to the Amended Sponsor Letter Agreement, dated January 18, 2024, among Abpro, ACAB, the Sponsor and Abpro Bio International, Inc.;

“Subscription Agreements” are to the Subscription Agreements, dated as of August 22, 2024, by and between ACAB and each of the Subscribers, pursuant to which each such Subscriber agreed to purchase PIPE Shares;

“VWAP” are to volume weighted average price; and

“warrants” are to the public warrants and the private placement warrants.

Unless specified otherwise, amounts in this proxy statement/prospectus are presented in United States (“U.S.”) dollars.

Defined terms in the financial statements contained in this proxy statement/prospectus have the meanings ascribed to them in the financial statements.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

ACAB, Abpro and Abpro’s subsidiary own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

QUESTIONS AND ANSWERS

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Business Combination, the Special Meeting and the proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to ACAB and Abpro stockholders. You are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the Business Combination and the voting procedures for the Special Meeting.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q:	WHAT IS THE BUSINESS COMBINATION?

A:

ACAB, Merger Sub, a wholly owned subsidiary of ACAB, and Abpro have entered into the Business Combination Agreement, pursuant to which Merger Sub will merge with and into Abpro with Abpro surviving the merger as a wholly owned subsidiary of ACAB.

ACAB will hold the Special Meeting to, among other things, obtain the approvals required for the Business Combination and the other transactions contemplated by the Business Combination Agreement and you are receiving this proxy statement/prospectus in connection with such meeting. See “The Business Combination Agreement and Related Agreements” beginning on page 271. In addition, a copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. We urge you to read carefully this proxy statement/prospectus, including the Annexes and the other documents referred to herein, in their entirety.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A:

ACAB is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their shares of ACAB common stock with respect to the matters to be considered at the Special Meeting.

The Business Combination cannot be completed unless ACAB’s stockholders approve the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal set forth in this proxy statement/prospectus for their approval. Information about the Special Meeting, the Business Combination and the other business to be considered by stockholders at the Special Meeting is contained in this proxy statement/prospectus.

This document constitutes a proxy statement and a prospectus of ACAB. It is a proxy statement because the board of directors of ACAB is soliciting proxies using this proxy statement/prospectus from its stockholders. It is a prospectus because ACAB, in connection with the Business Combination, is offering shares of ACAB’s Series A common stock in exchange for the outstanding shares of Abpro common stock and preferred stock. See “The Business Combination Agreement and Related Agreements — Merger Consideration”.

Q.	FOLLOWING THE BUSINESS COMBINATION, WHAT WILL BE THE COMBINED COMPANY’S LIQUIDITY POSITION?

A

Following the closing of the Business Combination, assuming no ACAB Public Shares are redeemed, and no additional funding is obtained, the combined company is expected to have cash of $8.9 million and working capital deficit of $3.2 million on its balance sheet. Assuming 50% of ACAB Public Shares are redeemed, and no additional funding is obtained, the combined company is expected to have cash of $5.9 million and a working capital deficit of $6.2 million on its balance sheet. Assuming the maximum ACAB Public Shares are redeemed, and no additional funding is obtained, the combined company is expected to have cash of $2.9 million and a working capital deficit of $9.2 million on its balance sheet to fund operations.

The management teams of ACAB and Abpro are continuing to analyze the available financing options based on cost, amount available as the result of the proposed PIPE Financing and future effects that any financing would have on the capitalization of the combined company. The Post-Combination Company intends to use any funds raised in connection with the Business Combination to repay any debt obligations of Abpro and ACAB outstanding as of the Closing Date and to pay transaction expenses. Any remaining proceeds will be used to fund the Post-Combination Company’s clinical trials and operations. As of June 30, 2024, Abpro had approximately $4.2 million of principal outstanding under the promissory note dated October 18, 2023 issued to Abpro Bio International Inc. and $1.3 million of principal outstanding under promissory notes issued by it to related parties and ACAB had approximately $2.2 million of outstanding advances from related parties and $0.2 million of principal outstanding under promissory notes issued by it to related parties. As of the date of this proxy statement/prospectus, it is anticipated that the promissory note dated October 18, 2023 issued to Abpro Bio International Inc. will be converted into 1,267,399 common stock shares of the Post-Combination Company at the closing of the Business Combination. As of the date of this proxy statement/prospectus, the estimated transaction expenses for merger and acquisition fees, proxy solicitor fees, market maker fees, legal fees, PIPE Financing fees, independent registered public accounting firms fees and other fees payable by ACAB and Abpro are approximately $1.9 million and $1.7 million (exclusive of the deferred underwriters’ fees settled in Series A common stock shares), respectively. The management of ACAB and Abpro do not currently anticipate repayment of any other material payables in connection with the consummation of the Business Combination, including any potential settlement payments related to ongoing legal proceedings.

Accordingly, assuming no ACAB shares are redeemed, and no additional funding is obtained, the Post-Combination Company is expected to have cash of $8.9 million and working capital deficit of $3.2 million on its balance sheet, after deducting repayment of Abpro’s and ACAB’s outstanding debt obligations and approximately $2.1 million in liabilities related to transaction expenses not paid on or prior to the Closing Date. Assuming 50% of ACAB Public Shares are redeemed, and no additional funding is obtained, the Post-Combination Company is expected to have cash of $5.9 million and a working capital deficit of $6.2 million on its balance sheet, after deducting repayment of Abpro’s and ACAB’s outstanding debt obligations and approximately $2.1 million in liabilities related to transaction expenses not paid on or prior to the Closing Date. Assuming the maximum ACAB Public Shares are redeemed, and no additional funding is obtained, the Post-Combination Company is expected to have cash of $2.9 million and a working capital deficit of $9.2 million on its balance sheet to fund operations after deducting repayment of Abpro’s and ACAB’s outstanding debt obligations, and approximately $2.1 million in liabilities related to transaction expenses not paid on or prior to the Closing Date. The fees will be a liability of the Post-Combination Company after the Closing Date. The Abpro management team is expected to complete a PIPE and/or other financing arrangement to pay these fees at closing. There is no firm commitment for a PIPE financing or other financing arrangement. The Post-Combination Company is not expected to have any outstanding debt obligations as of the Closing Date.

Abpro does not currently have sufficient funds to support its operations through a potential closing of the Business Combination prior to November 19, 2024, and it will need to raise additional capital immediately after the closing of the Business Combination to continue operations. There can be no assurance that Abpro will be able to timely secure such additional funding on acceptable terms and conditions, or at all. If Abpro cannot obtain sufficient capital immediately, it will not have sufficient cash and liquidity to finance its business operations as currently contemplated and may need to substantially alter, or possibly even discontinue, its operations, and as a result, would not be able to consummate the Business Combination.

In the event that the number of Public Shares redeemed in connection with the Business Combination exceeds the number of Public Shares redeemed in the Maximum Redemption Scenario and the Available Closing Cash condition is otherwise not satisfied, pursuant to the Business Combination Agreement, Abpro may waive compliance with such condition. However, ACAB cannot guarantee that Abpro will grant any such waiver. In such event the Available Closing Cash condition is waived under the Maximum Redemption Scenario, Abpro expects that it will need to raise additional capital immediately after the closing of the Business Combination to continue operations. On August 16, 2024, Abpro received a bridge loan from Shahraab Ahmad, Chief Executive Officer of ACAB in the amount of $103,000. For more information, please see “Certain Relationships and Related Party Transactions — Certain Relationships and Related Person Transactions — Abpro — Promissory Note for Bridge Loan with Shahraab Ahmad, Chief Executive Officer of ACAB”

In addition, Abpro has concluded that there is substantial doubt over its ability to continue as a going concern as conditions and events, considered in the aggregate, indicate it is probable Abpro will be unable to meet its obligations as they become due within one year after the date that the financial statements included in this proxy statement/prospectus are issued. Even if Abpro is able to raise additional financing immediately and is able to consummate the Business Combination, the proceeds from the Business Combination may not be sufficient to alleviate its current going concern. Assuming that the condition that, at Closing, the Available Closing Cash is at least $8.7 million, is satisfied and not waived, upon consummation of the Business Combination, Abpro expects to raise sufficient cash to fund its clinical trials and operations into 2025 based on its current business plan, and expectations and assumptions considering current macroeconomic conditions. However, these plans have not been finalized. Definitive agreements regarding a PIPE financing in connection with the Business Combination Agreement have been executed but there can be no assurance that Abpro will be successful in raising any additional cash in connection with the Business Combination and the Available Closing Cash condition may be waived and the Business Combination could be consummated with cash proceeds less than the Minimum Cash Condition. Abpro’s future capital requirements and the adequacy of available funds will depend on many factors, please see “Abpro Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity, Capital Resources and Going Concern.”

Q	ARE THERE ANY CONDITIONS THAT RAISE SUBSTANTIAL DOUBT ABOUT ABPRO’S ABILITY TO CONTINUE AS A GOING CONCERN?

A:

As of June 30, 2024, Abpro had $63 thousand in cash and working capital (deficit) of $(11,205) thousand. Abpro has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. Abpro will need to raise additional capital through loans or additional investments from the Sponsor, shareholders, officers, directors, or third parties. Abpro’s officers, directors and the Sponsor may, but are not obligated to, loan Abpro funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet Abpro’s working capital needs. Accordingly, Abpro may not be able to obtain additional financing. If Abpro is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. Abpro cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about Abpro’s ability to continue as a going concern.

Q:	WHAT WILL ABPRO STOCKHOLDERS RECEIVE IN THE BUSINESS COMBINATION?

A:

If the Business Combination is completed, prior to the consummation of the Business Combination, each share of each series of Abpro preferred stock issued and outstanding immediately prior to the effective time of the Business Combination (the “Effective Time”) (other than shares owned by Abpro as treasury stock or dissenting shares) will be converted into the right to receive a share of Abpro common stock.

Each share of Abpro common stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Abpro as treasury stock or dissenting shares) will be converted into the right to receive a number of shares of Series A common stock (deemed to have a value of $10.00 per share) with an aggregate implied pre-money value equal to $500,000,000 (such valuation excluding the Abpro Incentive Shares (as defined herein)) divided by the number of shares of Abpro common stock outstanding on a fully diluted basis immediately prior to the Effective Time.

In addition, the Business Combination Agreement provides existing holders of Abpro common stock with a contingent right to receive a pro rata portion of up to 14,500,000 additional shares of Post-Combination Company Series A common stock (the “Earn-out Shares”), subject to the following contingencies:

•

33% of the Earn-out Shares if, at any time during the 5 years following the Closing (the “Earnout Period”), the volume-weighted average trading sale price of one share of Post-Combination Company Series A common stock is greater than or equal to $13.00 per share for any twenty trading days within any thirty trading day period;

•

33% of the Earn-out Shares if, at any time during the Earnout Period, the volume-weighted average trading sale price of one share of Post-Combination Company Series A common stock is greater than or equal to $15.00 per share for any twenty trading days within any thirty trading day period; and

•

33% of the Earn-out Shares if, at any time during the Earnout Period, the volume-weighted average trading sale price of one share of Post-Combination Company Series A common stock is greater than or equal to $18.00 per share for any twenty trading days within any thirty trading day period.

Based on the number of shares of Abpro common stock outstanding, the number of shares of Abpro preferred stock outstanding, the number of outstanding stock options, restricted stock awards and restricted stock unit awards as of June 30, 2024, the total number of shares of ACAB’s Series A common stock expected to be issued to holders of shares of Abpro capital stock in connection with the closing of the Business Combination (the “Closing”) is approximately 39.4 million.

Q:	HOW WILL THE COMBINED COMPANY BE MANAGED FOLLOWING THE BUSINESS COMBINATION?

A:

Following the Closing, it is expected that the current management of Abpro will become the management of the Post-Combination Company, and the Post-Combination Company’s board of directors will consist of five (5) directors, which shall be divided into three (3) classes, designated Class I, II and III, with Class I directors, consisting of Mr. McDonald, serving until the first annual meeting of the Post-Combination Company (but any subsequent Class I directors serving a three-year term), Class II directors, consisting of Mr. Eisenberg and Mr. Lee, serving until the second annual meeting of the Post-Combination Company (but any subsequent Class II directors serving a three-year term), and Class III directors, consisting of Mr. Chan and Mr. Suk, serving until the third annual meeting of the Post-Combination Company, with the number of directors assigned to each class to be mutually agreed by ACAB and Abpro prior to the effectiveness of the registration statement. Pursuant to the Business Combination Agreement, (i) ACAB will designate Mr. Eisenberg as a Class II director, who is expected to qualify as an independent director under Nasdaq rules; and (ii) Abpro shall designate four (4) persons for election to the initial Post-Combination Company Board, of whom Mr. McDonald shall be a Class I director, of whom Mr. Lee shall be a Class II director and of whom Mr. Chan and Mr. Suk shall be a Class III director, at least two (2) of whom shall be required to qualify as an independent director under Nasdaq rules. Please see the section entitled “Security Ownership of Certain Beneficial Owners and Management of ACAB and the Post-Combination Company” for further information.

Q:	WHEN DO YOU EXPECT THE BUSINESS COMBINATION TO BE COMPLETED?

A:

It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting, which is set for November 7, 2024; however, such meeting could be adjourned, as described herein. However, neither ACAB nor Abpro can assure you of when or if the Business Combination will be completed and it is possible that factors outside of the control of both companies could result in the Business Combination being completed at a different time or not at all. ACAB must first obtain the approval of its stockholders for certain of the proposals set forth in this proxy statement/prospectus for their approval, Abpro must first obtain the written consent of its stockholders for the Business Combination and ACAB and Abpro must also first obtain certain necessary regulatory approvals and satisfy other closing conditions. See “The Business Combination Agreement and Related Agreements — Conditions to Closing of the Business Combination” beginning on page 272.

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT COMPLETED?

A:	If the Business Combination is not completed, Abpro stockholders will not receive any consideration for their shares of Abpro capital stock. Instead, Abpro will remain an independent company.

QUESTIONS AND ANSWERS ABOUT ACAB’S SPECIAL STOCKHOLDER MEETING

Q:	WHEN AND WHERE IS THE SPECIAL MEETING?

A:

The Special Meeting will be held at 9:00 a.m. eastern time, on November 7, 2024, in virtual format. ACAB stockholders may attend, vote and examine the list of ACAB stockholders entitled to vote at the Special Meeting by visiting https://www.cstproxy.com/atlanticcoastalacquisitionii/2024 and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. The Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically.

Q:	WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	The stockholders of ACAB are being asked to vote on the following:

1.	A proposal to adopt the Business Combination Agreement and the transactions contemplated thereby. See the section entitled “Proposal No. 1 — The Business Combination Proposal.”

2.

A proposal to approve and adopt, subject to the approval of the Business Combination Proposal, the following amendments to the Existing Charter, which shall be effective, if adopted and implemented by ACAB, prior to the consummation of the proposed Business Combination, to remove from the Existing Charter requirements limiting ACAB’s ability to redeem shares of ACAB’s Series A common stock and consummate an initial business combination if the amount of such redemptions would cause ACAB to have less than $5,000,001 in net tangible assets:

(a)

Section 9.2(a) of the Existing Charter shall be amended to read in its entirety as follows: “Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed (irrespective of whether they voted in favor or against the Business Combination) pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) hereof (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”

(b)

Section 9.2(e) of the Existing Charter shall be amended to read in its entirety as follows: “If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination (or such other vote as the applicable law or stock exchange rules then in effect may require).”

(c)

Section 9.7 of the Existing Charter shall be amended to remove the following language: “provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

See the section entitled “Proposal No. 2 — The NTA Proposal.”

3.

A proposal to adopt the Second Amended and Restated Certificate of Incorporation (the “Proposed Charter”) in the form attached hereto as Annex B. See the section entitled “Proposal No. 3 — The Charter Approval Proposal.”

4.

A separate proposal with respect to certain governance provisions in the Proposed Charter, which are being separately presented in order to give holders of ACAB’s common stock the opportunity to present their separate views on important corporate governance procedures and which will be voted upon on a non-binding advisory basis. See the section entitled “Proposal No. 4 — The Governance Proposal.”

5.

A proposal to elect five directors to serve on the Board until the 2025 annual meeting of stockholders, in the case of Class I directors, the 2026 annual meeting of stockholders, in the case of Class II directors, and the 2027 annual meeting of stockholders, in the case of Class III directors, and, in each case, until their respective successors are duly elected and qualified. See the section entitled “Proposal No. 5 — The Director Election Proposal.”

6.

A proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of shares of Series A common stock pursuant to the Business Combination. See the section entitled “Proposal No. 6 — The Merger Issuance Proposal.”

7.

A proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of shares of Series A common stock pursuant to the Subscription Agreements. See the section entitled “Proposal No. 7 — The Subscription Agreements Proposal.”

8.	A proposal to approve and adopt the Incentive Plan. See the section entitled “Proposal No. 8 — The Incentive Plan Proposal.”

9.

A proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal or the Incentive Plan Proposal, or we determine that one or more of the closing conditions to Business Combination Agreement is not satisfied or waived. See the section entitled “Proposal No. 9 — The Adjournment Proposal.”

ACAB will hold the Special Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting.

Stockholders should read this proxy statement/prospectus carefully, including the Annexes and the other documents referred to herein.

Consummation of the Business Combination is conditional on approval of each of the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal, subject to the terms of the Business Combination Agreement. If any of these proposals is not approved, the other proposals, except the Adjournment Proposal, will not be presented to stockholders for a vote.

The vote of stockholders is important. Stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:	I AM AN ACAB WARRANT HOLDER. WHY AM I RECEIVING THIS PROXY STATEMENT/PROSPECTUS?

A:

Upon consummation of the Business Combination, the ACAB warrants shall, by their terms, entitle the holders to purchase Series A common stock at a purchase price of $11.50 per share. This proxy statement/prospectus includes important information about Abpro and the business of Abpro and its subsidiary following consummation of the Business Combination. As holders of ACAB warrants will be entitled to purchase Series A common stock of ACAB upon consummation of the Business Combination, ACAB urges you to read the information contained in this proxy statement/prospectus carefully.

Q:	WHY IS ACAB PROPOSING THE BUSINESS COMBINATION?

A:	ACAB was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities.

On January 19, 2022, ACAB completed its initial public offering of 30,000,000 units, with each unit consisting of one Public Share and one-half of one public warrant, each whole public warrant to purchase one share of common stock at a price of $11.50, raising total gross proceeds of $300,000,000, which included the partial exercise by the underwriters in the ACAB IPO (the “Underwriters”) of their over- allotment option. Since the ACAB IPO, ACAB’s activity has been limited to the evaluation of business combination candidates.

Abpro is a biotechnology company dedicated to developing next-generation antibody therapeutics with the goal of improving the lives of patients with severe and life-threatening diseases. Abpro is focused on novel antibody constructs for immuno-oncology and ophthalmology. By leveraging its proprietary DiversImmune® and MultiMabTM antibody discovery and engineering platforms, Abpro is developing a pipeline of next-generation antibodies, both independently and through collaborations with global pharmaceutical and research institutions.

Based on its due diligence investigations of Abpro and the industry in which it operates, including the financial and other information provided by Abpro in the course of their negotiations in connection with the Business Combination Agreement, ACAB believes that the Business Combination with Abpro is advisable and in the best interests of ACAB and its stockholders. See the section entitled “The Business Combination — Recommendation of the ACAB Board and Reasons for the Business Combination.”

Q:	DID THE ACAB BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?

A:

The ACAB Board did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination with Abpro. The directors and officers of ACAB and ACAB’s advisors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of ACAB’s financial advisors and consultants, enabled them to make the necessary analyses and determinations regarding the Business Combination with Abpro. In addition, ACAB’s directors and officers and ACAB’s advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the ACAB Board and ACAB’s advisors in valuing Abpro’s business.

Q:	DO I HAVE REDEMPTION RIGHTS?

A:

If you are a holder of Public Shares, you have the right to demand that ACAB redeem such shares for a pro rata portion of the cash held in ACAB’s trust account. ACAB sometimes refers to these rights to demand redemption of the Public Shares as “redemption rights.”

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption with respect to more than 15% of the Public Shares without the consent of ACAB. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such stockholder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed without the consent of ACAB. Abpro is not required to consummate the Business Combination if there is not at least $8,700,000 of Available Cash.

Q:	WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:

No. You may exercise your redemption rights whether you vote your Public Shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders and the Business Combination may be consummated even though the funds available from ACAB’s trust account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. However, Abpro is not required to consummate the Business Combination if there is not at least $8,700,000 of Available Cash. Also, with fewer Public Shares and public stockholders, the trading market for ACAB’s Series A common stock may be less liquid than the market for Public Shares prior to the Business Combination and ACAB may not be able to meet the listing standards of a national securities exchange.

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:

If you are a holder of Public Shares and wish to exercise your redemption rights, you must (i) demand that ACAB redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock to ACAB’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system. Any holder of Public Shares will be entitled to demand that such holder’s shares be redeemed for a pro rata portion of the amount then in the trust account (which, for illustrative purposes, was approximately $6,116,236, or $11.30 per share, as of October 9, 2024, the ACAB Record Date). Such amount, including interest earned on the funds held in the trust account and not previously released to ACAB to pay its taxes, will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the trust account could be subject to claims which could take priority over those of ACAB’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your shares for redemption to ACAB’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that ACAB’s transfer agent return the shares (physically or electronically). You may make such request by contacting ACAB’s transfer agent at the address listed at the end of this section.

If a holder of Public Shares properly makes a request for redemption and the Public Shares are delivered as described to ACAB’s transfer agent as described herein, then, if the Business Combination is consummated, ACAB will redeem these shares for a pro rata portion of funds deposited in the trust account. If you exercise your redemption rights, then you will be exchanging your shares of ACAB common stock for cash and you will cease to have any rights as an ACAB stockholder (other than the right to receive the redemption amount) upon consummation of the Business Combination.

For a discussion of the material U.S. federal income tax considerations for holders of Public Shares with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Redemption of ACAB Public Stockholders” beginning on page 288.

If you are a holder of Public Shares and you exercise your redemption rights, it will not result in the loss of any public warrants that you may hold.

Q:	DO I HAVE APPRAISAL RIGHTS IF I OBJECT TO THE PROPOSED BUSINESS COMBINATION?

A:

No. Neither ACAB stockholders nor its unit or warrant holders have appraisal rights in connection with the Business Combination under the DGCL. See the section entitled “ACAB’s Special Meeting of Stockholders — Appraisal Rights.”

Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE BUSINESS COMBINATION?

A:

A total of $306,000,000 in net proceeds of the ACAB IPO and the amount raised from the private sale of warrants simultaneously with the consummation of the ACAB IPO was placed in the trust account following the ACAB IPO. On April 18, 2023, in connection with approval of the charter amendment proposal to extend the date by which ACAB must consummate a business combination to December 19, 2023, holders of an aggregate of 26,564,308 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares and as a result, such holders received a payment of approximately $10.41 per share that they redeemed. On December 15, 2023, in connection with approval of the charter amendment proposed to further extend the date by which ACAB must consummate a business transaction to September 19, 2024 (subject to additional approval by the ACAB Board), holders of an aggregate of 2,768,301 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares and as a result, such holders received a payment of approximately $10.68 per share redeemed. After such redemptions, and as of June 30, 2024, there was approximately $7.6 million in the trust account. The funds held in the trust account have been on deposit in a demand deposit bank account, owned and controlled by the trustee since December 29, 2023. On September 19, 2024, in connection with approval of the charter amendment proposal to further extend the date by which ACAB must consummate a business combination to November 19, 2024 (subject to additional approval by the ACAB Board), holders of an aggregate of 126,122 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares and as a result, such holders received a payment of approximately $11.28 per share redeemed. After such redemptions, and as of September 19, 2024, there was approximately $6.11 million in the trust account. After consummation of the Business Combination, the funds in the trust account will be used to pay holders of the Public Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination and for the Post-Combination Company’s working capital and general corporate purposes.

Q:	HOW IS THE PAYMENT OF THE DEFERRED UNDERWRITING COMMISSIONS GOING TO AFFECT THE AMOUNT LEFT IN THE TRUST ACCOUNT UPON THE COMPLETION OF THE BUSINESS COMBINATION?

A:

The deferred underwriting commissions in connection with the ACAB IPO will be released to the underwriters only on completion of the Business Combination. The deferred underwriting commission is payable if a business combination is consummated without regard to the number of public shares redeemed by holders in connection with such Business Combination.

On January 8, 2024, ACAB and Cantor Fitzgerald & Co. (“Cantor”) entered into the Fee Reduction Agreement, pursuant to which Cantor agreed to settle $10,290,000 of deferred underwriting fees payable in connection with the ACAB IPO, resulting in a remainder of $6,000,000 of deferred underwriting fees payable by ACAB to Cantor upon the closing of the Business Combination (the “Reduced Deferred Fee”). The Reduced Deferred Fee shall be payable to Cantor in the form of 600,000 shares of Post-Combination Company common stock. As a result of the Reduced Deferred Fee not being payable in cash under any circumstances, payment of the deferred underwriting commissions will not affect the amount left in the Trust Account upon the completion of the Business Combination.

Cantor agreed to the Reduced Deferred Fee after discussions with ACAB as a result of the anticipated transaction costs and redemptions in connection with the Closing of the Business Combination, which, without additional financing, would result in Available Closing Cash of less than $8.7 million and permit Abpro to terminate the Business Combination Agreement, and the Business Combination would not be consummated. The Reduced Deferred Fee would reduce the amount of transaction costs that would otherwise be paid from funds in the trust account at Closing, providing additional liquidity to ACAB in order to meet the Available Closing Cash condition. Although Cantor has not resigned as an underwriter pursuant to Section 11(b)(1) of the Securities Act, Cantor has not had any role in the identification or evaluation of Abpro as a business combination target for ACAB. ACAB did not expect Cantor to provide a service in connection with the closing of the Business Combination; therefore, the Reduced Deferred Fee agreement has not created any role in connection with the closing of the Business Combination that ACAB is seeking to fill.

You should read the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” for disclosure regarding the Reduced Deferred Fee on a percentage basis for shares at each redemption level.

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT CONSUMMATED?

A:

If ACAB does not complete the Business Combination with Abpro for whatever reason, ACAB would search for another target business with which to complete a business combination. If ACAB does not complete the Business Combination with Abpro or another target business within the Completion Window, ACAB must redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the amount then held in the trust account including interest earned on the funds held in the trust account and not previously released to ACAB to pay taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of outstanding Public Shares. The Sponsor has no redemption rights in the event a business combination is not effected in the Completion Window, and, accordingly, their Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to ACAB’s outstanding warrants. Accordingly, the warrants will expire worthless.

Q:	HOW DO THE INITIAL STOCKHOLDERS INTEND TO VOTE ON THE PROPOSALS?

A:

The Initial Stockholders of record are entitled to vote an aggregate of one (1) share of Series B common stock (held by the Sponsor) prior to consummation of the business combination. The Sponsor has agreed to vote any Founder Shares and any Public Shares held by it as of the ACAB Record Date in favor of each of the proposals presented at the Special Meeting.

On April 18, 2023, the Sponsor, ACAB’s independent directors, and Apeiron Investment Group Ltd (collectively, the “Series B Holders”) voluntarily converted 7,499,999 shares of Series B common stock of ACAB they held as of such date into 7,499,999 shares of Series A common stock of the Company (the “Conversion”) in accordance with the charter amendment to extend the date by which a business combination must be consummated to December 19, 2023. With respect to shares of Series A common stock that they received as result of the Conversion, the Series B Holders (i) agreed that they would not vote such stock until after the closing of a business combination and (ii) acknowledged that such stock would not be entitled to any distribution from ACAB’s trust account. On December 15, 2023, ACAB held a special meeting of stockholders to approve a charter amendment proposal to further extend the date by which ACAB must consummate a business combination to September 19, 2024 (subject to additional approval by the ACAB Board). In connection with the December 15, 2023 stockholder meeting, holders of an aggregate of 2,768,301 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares, and as a result, such holders received a payment of approximately $10.68 per share redeemed. On September 19, 2024, at a special meeting of the stockholders, the stockholders approved a proposal to amend ACAB’s Certificate of Incorporation to extend the date by which ACAB must complete its initial business combination from September 19, 2024 to October 19, 2024 and to allow ACAB, without another stockholder vote, to elect to extend the October 19, 2024 termination date by resolution of ACAB’s board of directors, if requested by the Sponsor, until November 19, 2024, unless the Closing shall have occurred prior thereto.

On September 17, 2024, holders of an aggregate of 126,122 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares, and as a result, such holders received a payment of approximately $11.28 per share redeemed. As a result of the conversion and the results of the stockholder meetings described above, ACAB has an aggregate of 8,041,268 shares of Series A common stock outstanding and one (1) share of Series B common stock (held by the Sponsor) outstanding.

Q.	WHAT HAPPENS IF A SUBSTANTIAL NUMBER OF THE PUBLIC STOCKHOLDERS VOTE IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL AND EXERCISE THEIR REDEMPTION RIGHTS?

A.

Our public stockholders are not required to vote “FOR” the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from our trust account and the number of public stockholders are reduced as a result of redemptions by public stockholders.

If a public stockholder exercises its redemption rights, such exercise will not result in the loss of any warrants that it may hold. Regardless of the number of shares of common stock redeemed, the public warrant holders will retain the 15,000,000 ACAB public warrants (including the ACAB public warrants retained by ACAB public stockholders who exercised their respective redemption rights in connection with the extension meetings). Each of the retained outstanding public warrants would each have a value of approximately $0.04 per warrant based on the closing price of the ACAB public warrants on the Nasdaq Global Market on October 9, 2024. If a substantial number of, but not all, public stockholders exercise their redemption rights, but choose to exercise their retained warrants, any non-redeeming Stockholders would experience dilution to the extent such warrants are exercised and additional Post-Combination Company common stock is issued.

The Business Combination Agreement provides that Abpro’s obligation to consummate the Business Combination is conditioned on, among other things, the minimum cash condition. The minimum cash condition requires that ACAB shall have Available Cash of at least $8,700,000 equal to the sum of (without duplication) (a) the amount of cash available to be released from the trust account as of immediately prior to the Closing (after reduction for the aggregate amount of payments made or required to be made in connection with the SPAC stockholder redemption), plus the amount of funds available to consummate the Business Combination pursuant to a PIPE Financing, minus unpaid SPAC expenses (the “Minimum Cash Condition”). If the Minimum Cash Condition is not met, and such condition is not waived by Abpro, then the Business Combination Agreement may be terminated, and the proposed Business Combination may not be consummated.

Additionally, as a result of redemptions, the trading market for Post-Combination Company common stock may be less liquid than the market for the ACAB Series A common stock was prior to consummation of the Business Combination and we may not be able to meet the listing standards of Nasdaq. In addition, with less funds available from the trust account, the working capital infusion from the trust account into Abpro’s business will be reduced.

It is anticipated that, upon completion of the Business Combination, and assuming no holders of Public Shares exercise their redemption rights and excluding the impacts of the “Additional Dilution Sources” in the sensitivity table below: (i) public stockholders will retain an ownership interest of approximately 1.1% of the outstanding Post-Combination Company Series A common stock; (ii) the ACAB initial stockholders will own approximately 7.5% of the outstanding Post-Combination Company Series A common stock; (iii) the PIPE Investors will own approximately 6.7% of the outstanding Post-Combination Company Series A common stock; and (iv) the Abpro stockholders will own approximately 77.9% of the outstanding Post-Combination Company Series A common stock. Assuming 100% of the holders of Public Shares exercise their redemption rights and excluding the impacts of the “Additional Dilution Sources” in the sensitivity table below: (i) public stockholders will retain no ownership interest of the outstanding Post-Combination Company Series A common stock; (ii) the ACAB initial stockholders will own approximately 7.6% of the outstanding Post-Combination Company Series A common stock; (iii) the PIPE Investors will own approximately 6.7% of the outstanding Post-Combination Company Series A common stock; and (iv) the Abpro stockholders will own approximately 78.9% of the outstanding Post-Combination Company Series A common stock.

The below sensitivity table shows the potential impact of redemptions on the share ownership by non-redeeming stockholders in a no redemption scenario, 25% redemption scenario, 75% redemption scenario,

and 100% redemption scenario. The service provider row in the below sensitivity table includes the 600,000 shares of Post-Combination Company Series A common stock to be paid in satisfaction of the deferred underwriting commissions incurred in connection with the ACAB IPO in each redemption scenario because. The information in the below sensitivity table has been rounded to the nearest whole number or the nearest decimal, and does not give effect to any outstanding warrants or earn-out shares. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in the below sensitivity table. In addition, certain percentages presented in the below sensitivity table reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding. Additionally, the below sensitivity table assumes the following will occur immediately prior to the Effective Time (as defined herein): (1) the exercise of all Public Warrants and Private Placement Warrants outstanding; (2) the exercise of all outstanding Abpro options outstanding; and (3) the exercise of all outstanding Abpro restricted stock units.

	Assuming No Redemption		Assuming 25% Redemption		Assuming 75% Redemption		Assuming 100% Redemption
	Ownership in Shares	Equity%	Ownership in Shares	Equity%	Ownership in Shares	Equity%	Ownership in Shares	Equity%
ACAB public stockholders	541,269	0.5%	405,952	0.4%	135,317	0.1%	—	0.0%
ACAB public warrants	15,000,000	14.4%	15,000,000	14.4%	15,000,000	14.4%	15,000,000	14.4%

Total ACAB public (1)	15,541,269	14.9%	15,405,952	14.8%	15,135,317	14.5%	15,000,000	14.4%
ACAB Initial Stockholders	3,797,217	3.6%	3,797,217	3.6%	3,797,217	3.6%	3,797,217	3.7%
ACAB Private Placement Warrants	13,850,000	13.3%	13,850,000	13.3%	13,850,000	13.3%	13,850,000	13.3%

Sponsor Total (2)	17,647,217	16.9%	17,647,217	16.9%	17,647,217	16.9%	17,647,217	17.0%
Service Providers	1,250,000	1.2%	1,250,000	1.2%	1,250,000	1.2%	1,250,000	1.2%
Other Investors	2,153,609	2.1%	2,153,609	2.1%	2,153,609	2.1%	2,153,609	2.1%

ACAB Total (3)	21,050,826	20.2%	21,050,826	20.2%	21,050,826	20.2%	21,050,826	20.3%
Abpro Securityholders	39,413,500	37.7%	39,413,500	37.8%	39,413,500	38.0%	39,413,500	37.9%
Shares Issuable Upon Exercise of Abpro Stock Options and Restricted Stock Units	10,586,500	10.1%	10,586,500	10.1%	10,586,500	10.2%	10,586,500	10.2%

Abpro Total	50,000,000	47.8%	50,000,000	47.9%	50,000,000	48.2%	50,000,000	48.1%
Earnout Shares (5)	14,500,000	13.9%	14,500,000	13.9%	14,500,000	13.9%	14,500,000	14.0%
PIPE Investors (6)	3,367,401	3.2%	3,367,401	3.2%	3,367,401	3.2%	3,367,401	3.2%

Total Shares Outstanding (4)	104,459,496	100.0%	104,324,179	100.0%	104,053,544	100.0%	103,918,227	100.0%

(1)	Fully-diluted total Public Shares is based on sum of Public Shares and Public Warrants.
(2)	Fully-diluted number of shares held by the Sponsor is based on sum of Private Placement Shares plus Private Placement Warrants plus Founder Shares held by the Sponsor.
(3)

Fully-diluted total ACAB non-public shares include the shares held by the Sponsor, the shares transferred to service providers and to other investors, including shares issues from the conversion of the promissory note to ABI.

(4)

Fully-diluted Post-Combination Company total shares is based on ACAB total public and non-public shares, the shares issued to Abpro stockholders plus Abpro options and Abpro restricted stock units, the earnout shares and shares issued to PIPE investors.

(5)

For all scenarios, reflects the potential issuance of up to 14,500,000 of Earnout Shares if, within five calendar years after the Closing Date, the volume weighted average price of shares of Series A common stock on Nasdaq, or any other national securities exchange on which the shares of Series A common stock are then traded meets or exceeds three-tier target prices defined in the Business Combination Agreement.

(6)	For all scenarios, reflects the issuance of 3,367,401 shares to the investors in the proposed PIPE Financing, at an effective purchase price of $3.33 per share.

Share ownership presented in the table above is only presented for illustrative purposes and is based on a number of assumptions. ACAB cannot predict how many of its Public Stockholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages and voting power of current ACAB stockholders and Abpro stockholders may also differ from the presentation above if the actual redemptions are different from these assumptions. Public Stockholders that do not elect to redeem their Public Shares will experience dilution as a result of the Business Combination. The Public Stockholders currently own approximately 6.7% of ACAB’s capital stock, assuming that no warrants have been exercised, and approximately 42.1% on a fully diluted basis. As noted in the above table, if no Public Stockholders redeem their Public Shares in connection with the Business Combination, the Public Stockholders will go from owning approximately 42.1% of the ACAB’s capital stock prior to the Business Combination to owning approximately 14.9% of the total shares outstanding of the Post-Combination Company, on a fully diluted basis. The Public Stockholders will own approximately 0.5%, 0.4%, 0.1% and 0% (assuming no warrants have been exercised) and 14.9%, 14.8%, 14.5%, and 14.4% (on a fully diluted basis and including the issuance of the Earnout Shares) of the total shares outstanding of the Post-Combination Company immediately after the Effective Time, assuming redemption scenarios of 0%, 25%, 75% and 100% as shown above, respectively.

Q:	WHAT CONSTITUTES A QUORUM AT THE SPECIAL MEETING?

A:

A majority of the voting power of the issued and outstanding common stock of ACAB entitled to vote at the Special Meeting must be present, in person (which would include presence at a virtual meeting) or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the ACAB Record Date for the Special Meeting, 270,635 shares of common stock would be required to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?

A:

The Business Combination Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Business Combination Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Business Combination Proposal, will have no effect on the Business Combination Proposal. ACAB stockholders must approve the Business Combination Proposal in order for the Business Combination to occur. If ACAB stockholders fail to approve the Business Combination Proposal, the Business Combination will not occur.

The NTA Proposal: The affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, (ii) the holders of a majority of the outstanding shares of common stock, voting together as a single class, is required to approve the NTA Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the NTA Proposal, will have the same effect as a vote “AGAINST” such NTA Proposal. The Business Combination is conditioned upon the approval of the NTA Proposal, subject to the terms of the waiver to the Business Combination Agreement. Notwithstanding the approval of the NTA Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the NTA Proposal will not be effected.

The Charter Approval Proposal: The affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, (ii) the holders of a majority of the outstanding shares of common stock, voting together as a single class, is required to approve the Charter Approval Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Approval Proposal, will have the same effect as a vote “AGAINST” such Charter Approval Proposal. The Business Combination is conditioned upon the approval of the Charter Approval Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Charter Approval Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Approval Proposal will not be effected.

The Governance Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Governance Proposal, which is a non-binding advisory vote. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Governance Proposal, will have no effect on the Governance Proposal. The Business Combination is not conditioned on the approval of the Governance Proposal.

The Director Election Proposal: Directors are elected by a plurality of all of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the five director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Director Election Proposal, will have no effect on the Director Election Proposal. The Business Combination is not conditioned on the approval of the Director Election Proposal.

The Merger Issuance Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Merger Issuance Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Merger Issuance Proposal, will have no effect on the Merger Issuance Proposal. The Business Combination is conditioned upon the approval of the Merger Issuance Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Merger Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Merger Issuance Proposal will not be effected.

The Subscription Agreements Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Subscription Agreements Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Subscription Agreements Proposal, will have no effect on the Subscription Agreements Proposal. Notwithstanding the approval of the Subscription Agreements Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Subscription Agreements Proposal will not be effected.

The Incentive Plan Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Incentive Plan Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Incentive Plan Proposal, will have no effect on the Incentive Plan Proposal. The Business Combination is conditioned upon the approval of the Incentive Plan Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.

The Adjournment Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Adjournment Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Adjournment Proposal, will have no effect on the Adjournment Proposal. The Business Combination is not conditioned on the approval of the Adjournment Proposal.

As further discussed in the section entitled “The Business Combination Agreement and Related Agreements — Related Agreements — Sponsor Letter Agreement” beginning on page 285 of this proxy statement/prospectus, Abpro, the Sponsor and ACAB’s directors and officers have entered into the Sponsor Letter

Agreement with ACAB pursuant to which the Sponsor and such directors and officers have agreed to vote the Sponsor’s one (1) share of Series B common stock in favor of the each of the proposals presented at the Special Meeting, regardless of how public stockholders vote.

Q:	DO ANY OF ACAB’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF ACAB STOCKHOLDERS?

A:

The Initial Stockholders, certain members of the ACAB Board and our officers may have interests in the Business Combination that are different from or in addition to your interests. You should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the interests listed below:

•

the fact that unless ACAB consummates an initial business combination, ACAB’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account; provided, however, that ACAB shall pay the Sponsor for such expenses not paid out of the Trust Account at the Closing such that the Sponsor shall receive a total of $600,000 at the Closing. As of June 30, 2024 the Sponsor has incurred out-of-pocket expenses in the amount of $2.2 million, consisting of fees and expenses related to the Business Combination and other public company expenses. $2.1 million of such expenses include repayment obligations due to Shahraab Ahmad, who is our Chief Executive Officer. At the Closing, the obligation to repay $2.0 million of the advances made by the Sponsor to ACAB are expected to be exchanged for 600,601 newly issued shares of Series A common stock of the Post-Combination Company (the “Additional Sponsor Shares”). Additional expenses may be incurred prior to consummation of the Business Combination;

•	the fact that our Initial Stockholders have agreed not to redeem any Series A common stock held by them in connection with a shareholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for 7,500,000 Founder Shares, of which 7,200,000 are currently owned by the Sponsor. Following the extension meeting held on April 18, 2023, the Initial Stockholders, as the sole holders of shares of Series B common stock, agreed to convert all of their shares of Series B common stock to shares of Series A common stock, on a one-for-one basis, in accordance with the charter amendment approved at the special meeting. The 3,797,217 shares of Post-Combination Company Series A common Stock that the Initial Stockholders will hold following the Business Combination, if unrestricted and freely tradable, and in the case of the shares held by the Sponsor, following expiration of the lock-up, would have had an aggregate market value of $42,149,108.70 based upon the closing price of $11.10 per share on Nasdaq on October 16, 2024, the most recent closing price. This represents a 168,596% gain on the Sponsor’s investment. If we do not consummate an initial business combination by November 19, 2024, then the Founder Shares will be worthless;

•

the fact that, given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Series A common stock sold as part of the Units in the Initial Public Offering, the Sponsor may earn a positive rate of return on their investment even if the Post-Combination Company common stock trades below $10.20 per share and the public stockholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of public stockholders because the Sponsor will realize a gain on its investment from the completion of any business combination while public stockholders will realize a gain only if the post-closing trading price exceeds $10.20 per share;

•

the fact that, at the time of the Initial Public Offering, the Initial Stockholders and certain of ACAB’s current officers and directors agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Series A common stock (other than Public Shares) held by them if ACAB fails to complete an initial business combination by November 19, 2024. The Initial Stockholders and our officers and directors did not receive separate consideration for such waivers. Due to such waivers, the value of the Founder Shares and Private Placement Warrants are dependent on the consummation of a business combination. This may incentivize such persons to complete a business combination on terms or conditions that are not in the best interest of the public stockholders;

•

the fact that Sponsor paid $13,850,000 for 13,850,000 Private Placement Warrants, which, if unrestricted and freely tradable, would have had an aggregate market value of $415,500 based upon the closing price of $0.03 per Public Warrants (although holders of the Private Placement Warrants have certain rights that differ from the rights of holders of the Public Warrants) on Nasdaq on October 16, 2024, the most recent closing price, and the fact that the Private Placement Warrants will expire worthless if a business combination is not consummated by November 19, 2024;

•	the fact that the Registration Rights Agreement was entered into by the Sponsor and certain other affiliates of ACAB;

•

the fact that, pursuant to the Business Combination Agreement, for a period of six (6) years following the consummation of the Business Combination, we are required to (i) maintain provisions in the Proposed Charter providing for continued indemnification of ACAB’s directors and officers and (ii) continue ACAB’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•

the fact that the Sponsor and ACAB’s officers and directors will lose their entire investment in ACAB and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by November 19, 2024;

•

the fact that if the trust account is liquidated, including in the event ACAB is unable to complete an initial business combination by November 19, 2024, the Sponsor has agreed to indemnify ACAB to ensure that the proceeds in the Trust Account are not reduced below $10.20 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which ACAB has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ACAB, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•	the fact that ACAB may be entitled to distribute or pay over funds held by ACAB outside the Trust Account to the Sponsor or any of its affiliates prior to the Closing;

•

the fact that, pursuant to the subscription agreement (the “Polar Subscription Agreement”) among ACAB, the Sponsor and Polar Multi-Strategy Master Fund (“Polar”), the Sponsor is the primary obligor for an amount up to $360,000 to be loaned to ACAB by Sponsor in one or more subsequent transactions between the Sponsor and ACAB. If the Business Combination is not consummated, the Sponsor would be liable to repay such indebtedness to Polar and ACAB may be unable to repay its obligations owing to the Sponsor;

•

the fact that it is currently contemplated that Shahraab Ahmad, Chief Executive Officer and Chairman of the Board of ACAB, will serve as Chief Financial Officer of the Post-Combination Company following the Closing. As such, in the future Mr. Ahmad may receive any cash fees or equity awards that the Post-Combination Company Board determines to pay its executive officers.

•

the fact that it is currently contemplated that Anthony Eisenberg, Chief Strategy Officer of ACAB and a member of ACAB’s Board, will serve as a director of the Post-Combination Company following the Closing. As such, in the future Mr. Eisenberg may receive any cash fees or equity awards that the Post-Combination Company Board determines to pay its directors; and

•

the fact that, pursuant to the Expense Advancement Agreement (the “Expense Advancement Agreement”) between ACAB and the Sponsor, ACAB has incurred debt obligations and may incur additional debt obligations prior to closing, up to $600,000, owing to the Sponsor. Upon the successful consummation of the Business Combination, such obligations may, at the option of the Sponsor, (i) be deemed fully repaid or (ii) be applied to satisfy the Minimum Cash Condition under the Business Combination Agreement. If the Business Combination is not consummated, ACAB would be liable to repay such indebtedness to the Sponsor and ACAB may be unable to repay such obligations owing to the Sponsor.

As a result of the foregoing interests, the Sponsor and our directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public stockholders rather than liquidate. Based on the closing price per share of the Public Shares on October 16, 2024 as reported on Nasdaq of $11.10, in the aggregate, the Sponsor and its affiliates have approximately $42.6 million at risk that depends upon the completion of a business combination. Such amount consists of 3,797,217 shares of Series A common stock held by the Initial Stockholders and 13,850,000 Private Placement Warrants.

Q:	WHAT DO I NEED TO DO NOW?

A:

ACAB urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes and the other documents referred to herein, and to consider how the Business Combination will affect you as a stockholder and/or warrant holder of ACAB. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	HOW DO I VOTE?

A:

If you are a holder of record of ACAB common stock on the ACAB Record Date, you may vote in person (which would include presence at a virtual meeting) at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person (which would include presence at a virtual meeting), obtain a proxy from your broker, bank or nominee.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to ACAB or by voting in person (which would include presence at a virtual meeting) at the Special Meeting unless you provide a “legal proxy”, which you must obtain from your broker, bank or other nominee.

Under the rules of Nasdaq, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Special Meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are an ACAB stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Charter Approval Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal or the Adjournment Proposal. Such broker non-votes will be the equivalent of a vote “AGAINST” the NTA Proposal and the Charter Approval Proposal, but will have no effect on the vote count for such other proposals.

Q:	WHAT IF I ATTEND THE SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:

For purposes of the Special Meeting, an abstention occurs when a stockholder attends the meeting in person (which would include presence at a virtual meeting) and does not vote or returns a proxy with an “abstain” vote.

If you are an ACAB stockholder that attends the Special Meeting in person (which would include presence at a virtual meeting) and fails to vote on the NTA Proposal or the Charter Approval Proposal, or if you respond to such proposal with an “abstain” vote, your failure to vote or “abstain” vote in each case will have the same effect as a vote “AGAINST” such proposal.

If you are an ACAB stockholder that attends the Special Meeting in person (which would include presence at a virtual meeting) and fails to vote on the Business Combination Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal or the Adjournment Proposal, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such proposals.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:

If you sign and return your proxy card without indicating how to vote on any particular proposal, the common stock represented by your proxy will be voted as recommended by the ACAB Board with respect to that proposal.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A:

Yes. Stockholders may send a later-dated, signed proxy card to ACAB’s transfer agent at the address set forth at the end of this section so that it is received prior to the vote at the Special Meeting or attend the Special Meeting in person (which would include presence at a virtual meeting) and vote. Stockholders also may revoke their proxy by sending a notice of revocation to ACAB’s transfer agent, which must be received prior to the vote at the Special Meeting.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE SPECIAL MEETING?

A:

If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, you will become a stockholder of the Post-Combination Company. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder and/or warrant holder of ACAB.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ACAB shares.

Q:	WHO CAN HELP ANSWER MY QUESTIONS?

A:	If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Sodali & Co

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Email: ACAB.info@investor.sodali.com

Stockholders may call toll free: (800) 662-5200

Banks and Brokers may call collect: (203) 658-9400

You may also obtain additional information about ACAB from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find Additional Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to deliver your stock (either physically or electronically) to ACAB’s transfer agent at the address below prior to the vote at the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

(212) 509-4000

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY REDEMPTION RIGHTS?

A:

The U.S. federal income tax consequences of exercising redemption rights that may be relevant to holders of Public Shares are discussed in more detail in the section entitled “Material U.S. Federal Income Tax Considerations – Material U.S. Federal Income Tax Consequences of the Redemption of ACAB Public Stockholders.” The discussion of the U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that are applicable to holders of Public Shares in respect of the exercise of their redemption rights, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws.

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES TO HOLDERS OF PUBLIC SHARES EXERCISING THEIR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF THEIR OWN SITUATION. EACH HOLDER OF PUBLIC SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO SUCH HOLDER IN THEIR PARTICULAR CIRCUMSTANCES.

Q:	Following the Consummation of the Business Combination, will ACAB’s securities continue to trade on a stock exchange?

A:	Yes. ACAB has applied to list the Post-Combination Company’s common stock and Post-Combination Company’s warrants on Nasdaq under the proposed symbols “ABP” and “ABPW”, respectively, upon the Closing.

Pursuant to the terms of the Business Combination Agreement, as a closing condition, ACAB is required to cause the Post-Combination Company’s common stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq or another national securities exchange, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. It is important for you to know that, at the time of the special meeting, ACAB may not have received from Nasdaq either confirmation of the listing of the Post-Combination Company’s common stock or that approval will be obtained prior to the consummation of the Business Combination. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived and therefore the Post-Combination Company’s common stock would not be listed on any nationally recognized securities exchange.

Additionally, the NTA Proposal, if passed by ACAB’s shareholders, would remove the prohibition on ACAB from redeeming Public Shares if such redemption would cause ACAB’s net tangible assets to be less than $5,000,001 following such redemption. The Business Combination Agreement includes a condition to Closing that ACAB must have, after giving effect to any redemption of the Public Shares in connection with the transactions contemplated by the Business Combination Agreement, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) or otherwise being exempt from the provisions of Rule 419 promulgated under the Securities Act, however such condition may be waived by ACAB and Abpro. Accordingly, if the condition to closing is waived, and if redemptions in connection with the Business Combination cause ACAB’s net tangible assets to be less than $5,000,001 and the Post-Combination Company does not meet another exemption from the “penny stock” rule (such as the Post-Combination Company’s common stock being listed on Nasdaq, or the price of the Post-Combination Company’s common stock exceeding $5.00), then the Post-Combination Company’s common stock may be a “penny stock” upon Closing. A determination that the Post-Combination Company’s common stock is a “penny stock” would require brokers trading in shares of the Post-Combination Company’s common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Post-Combination Company’s securities. See “Risk Factors — The NTA Proposal would remove the minimum net tangible assets requirement that is currently required under our charter to consummate the Business Combination. The Business Combination Agreement contains a closing condition that ACAB have at least $5,000,001 of net tangible assets or otherwise be exempt from the provisions of Rule 419 under the Securities Act, however such condition may be waived by the parties. Accordingly, ACAB and Abpro may complete the Business Combination even if the Post-Combination Company’s common stock would be a “penny stock” upon the Closing.”

Q:	Why is the NTA Proposal being proposed?

A:

The proposed amendments to remove the net asset test limitation from ACAB’s Existing Charter has been proposed in order to facilitate the consummation of the Business Combination, by removing the limitation on its ability to consummate an initial business combination if ACAB would have less than $5,000,001 in net tangible assets prior to or upon consummation of such initial business combination. The purpose of the net asset test limitation was initially to ensure that ACAB’s shares of common stock are not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the common stock would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange

Act, ACAB is proposing the NTA Proposal so that the parties may consummate the Business Combination even if it does not have at least $5,000,001 in net tangible assets prior to or upon consummation of the Business Combination. For more information, see “Proposal No. 2 – The NTA Proposal – Reasons for the Amendments.”

If ACAB redeems its public shares in an amount in excess of the current redemption limitation and its securities do not meet Nasdaq’s continued listing requirements, Nasdaq may delist ACAB’s securities from trading on its exchange. If Nasdaq delists any of ACAB’s or the Post-Combination Company’s securities from trading on its exchange and it is not able to list such securities on another approved national securities exchange, ACAB expects that such securities could be quoted on an over-the-counter market. If this were to occur, ACAB and/or the Post-Combination Company could face significant material adverse consequences, including: (i) a limited availability of market quotations for ACAB’s and/or the Post-Combination Company’s securities, (ii) reduced liquidity for ACAB’s and/or the Post-Combination Company’s securities, (iii) a determination that ACAB’s and/or the Post-Combination Company’s public shares are “penny stocks” which will require brokers trading in ACAB’s and/or the Post-Combination Company’s public shares to adhere to more stringent rules, including being subject to the depository requirements of Rule 419 of the Securities Act, and possibly result in a reduced level of trading activity in the secondary trading market for ACAB’s and/or the Post-Combination Company’s securities, (iv) a decreased ability to issue additional securities or obtain additional financing in the future, and (v) a less attractive acquisition vehicle to a target business in connection with an initial business combination. The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” ACAB’s Public Shares, Units and Public Warrants qualify (and the Post-Combination Company’s public shares and public warrants would qualify) as covered securities under such statute. If ACAB or the Post-Combination Company were no longer listed on Nasdaq, its securities would not qualify as covered securities under such statute and it would be subject to regulation in each state in which it offers its securities. See “Risk Factors – There can be no assurance that the shares of the Post-Combination Company’s common stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that the Post-Combination Company will be able to comply with the continued listing rules of Nasdaq” for more information.

SUMMARY

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Business Combination and the Business Combination Agreement

On September 4, 2024, ACAB, Merger Sub and the Company entered into Amendment No. 1 to the Business Combination Agreement (the “BCA Amendment”) to, among other things, provide for the issuance of 600,601 shares of common stock of the Post-Combination Company in lieu of repayment of $2,000,000 in Unpaid SPAC Expenses (as defined in the Business Combination Agreement) owed to Sponsor at the consummation of the Business Combination.

On December 11, 2023, ACAB entered into the Business Combination Agreement with Merger Sub and Abpro. Pursuant to the Business Combination Agreement, the parties thereto will enter into a Business Combination transaction by which Merger Sub will merge with and into Abpro, with Abpro surviving such merger as a wholly owned subsidiary of ACAB. In connection with the closing of the Business Combination:

At the Effective Time, by virtue of the merger and without any action on the part of ACAB, Merger Sub, Abpro or the holders of any of Abpro securities:

•	each share of Merger Sub common stock issued and outstanding as of immediately prior to the Effective Time will be converted into one share of common stock, par value $0.0001, of Abpro;

•

each share of Abpro common stock (other than shares owned by Abpro as treasury stock) issued and outstanding as of immediately prior to the Effective Time shall be canceled and extinguished and converted into the right to receive a number of shares of Series A common stock (deemed to have a value of $10.00 per share) with an aggregate implied value equal to $500,000,000 divided by the number of shares of Abpro common stock outstanding on a fully diluted basis immediately prior to the Effective Time;

•

Each share of Abpro common stock held immediately prior to the Effective time by Abpro as treasury stock shall be canceled and extinguished, and no consideration shall be paid with respect thereto; and

•	$2,000,000 of Unpaid SPAC Expenses owed to the Sponsor shall be extinguished and, in exchange, the Surviving Corporation shall issue 600,601 shares of Series A Common Stock to the Sponsor.

Additionally, pursuant to the terms of our certificate of incorporation, each outstanding share of Series B common stock will be converted into one share of Series A common stock in connection with the Closing and will no longer be outstanding and will cease to exist.

For more information about the Business Combination Agreement and the Business Combination and other transactions contemplated thereby, see the section entitled “The Business Combination” and “The Business Combination Agreement and Related Agreements.”

Merger Consideration

Pursuant to the Business Combination Agreement, at the Effective Time:

•

Each outstanding share of Abpro common stock will be cancelled and converted into (i) the right to receive a pro rata share of 72.5 million shares of Series A Common Stock (22.5 million of which shares will be set aside and equally divided among the Sponsor, Abpro and Abpro Bio Co., Ltd. for each such party to use in the PIPE Financing or to obtain capital for ACAB or the Surviving Company (such shares, the “Abpro Incentive Shares”). Any of the Abpro Incentive Shares that are not used or allocated by the Sponsor, Abpro or Abpro Bio Co., Ltd. by the Closing shall be deemed forfeited and shall not be issued to any other party) (ii) the right to receive a pro rata portion of up to 14,500,000 additional shares of Series A Common Stock (the “Earn-out Shares”), to be earned 1/3 if the volume weighted average price (“VWAP”) of the Post-Combination Company’s stock is above $13.00 for any 20 trading days within any consecutive 30 trading day period; 1/3 if such VWAP is above $15.00; and 1/3 if such VWAP is above $18.00, at any point prior to the fifth anniversary of the Closing Date.

•

Each outstanding Abpro option will be converted into an option to purchase a number of shares of Series A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Abpro common stock subject to such option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, at an exercise price per share equal to the current exercise price per share for such option divided by the Exchange Ratio (rounded up to the nearest whole cent).

•

Each outstanding Abpro RSU (whether vested or unvested) will be converted into restricted shares of Series A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Abpro common stock subject to such RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio.

•

Prior to closing, each outstanding share of Abpro preferred stock will be converted into shares of Abpro common stock in accordance with its terms, equal to the number of shares of Abpro common stock obtained by dividing the liquidation preference of such share of Abpro preferred stock by the Exchange Ratio.

For more information, see the section titled “The Business Combination Agreement and Related Agreements — The Business Combination Agreement — Consideration to Abpro’s Stockholders.”

Ownership of the Post-Combination Company

As of the date of this proxy statement/prospectus, there are 8,041,269 shares of ACAB common stock issued and outstanding, including one share of Series B common stock, each of which will be converted into one share of Series A common stock at the Closing. As of the date of this proxy statement/prospectus, there are an aggregate of 28,850,000 warrants outstanding. Each whole warrant entitles the holder thereof to purchase one share of Series A common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming no redemptions), assuming that (i) one share of Series B common stock is converted into one share of Series A common stock and (ii) each outstanding warrant is exercised and one share of Series A common stock is issued as a result of such exercise, the ACAB fully-diluted stock capital would be 36,891,269 shares of common stock.

On April 18, 2023, in connection with approval of the charter amendment proposal to extend the date by which ACAB must consummate a business combination to December 19, 2023, holders of an aggregate of 26,564,308 Series A common stock exercised, and did not reverse, their right to redeem their shares and as a result, such holders received a payment of approximately $10.41 per share that they redeemed. The funds held in the trust account have been on deposit in a demand deposit bank account, owned and controlled by the trustee since December 29, 2023. In connection with such charter amendment, the Sponsor entered into Non-Redemption Agreements with several unaffiliated third parties and agreed to transfer, after consummation of a business combination, an aggregate of 825,225 shares of Series A common stock to such parties in exchange for them agreeing not to redeem their Series A common stock. On December 15, 2023, in connection with approval of the charter amendment proposal to further extend the date by which ACAB must consummate a business combination to September 19, 2024 (subject to additional approval by the ACAB Board), holders of an aggregate of 2,768,301 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares and as a result, such holders received a payment of approximately $10.68 per share redeemed. After such redemptions, and as of June 30, 2024, there was approximately $7.62 million in the trust account. On September 19, 2024, in connection with approval of the charter amendment proposal to further extend the date by which ACAB must consummate a business combination to November 19, 2024 (subject to additional approval by the ACAB Board), holders of an aggregate of 126,122 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares and as a result, such holders received a payment of approximately $11.28 per share redeemed. After such redemptions, and as of September 19, 2024, there was approximately $6.11 million in the trust account.

On April 18, 2023, the Series B Holders voluntarily converted 7,499,999 shares of Series B common stock of ACAB they held as of such date into 7,499,999 shares of Series A common stock of the Company in accordance with the charter amendment. With respect to shares of Series A common stock that they received as result of the Conversion, the Series B Holders (i) agreed that they would not vote such stock until after the closing of a business combination and (ii) acknowledged that such stock would not be entitled to any distribution from ACAB’s trust account. As a result of the Conversion and the results of the stockholder meetings described above, ACAB has an aggregate of 8,041,268 shares of Series A common stock outstanding and one (1) share of Series B common stock (held by the Sponsor) outstanding.

Upon consummation of the Business Combination (assuming no Public Shares have been redeemed and no public warrants have been exercised), we will have a total of 50,522,996 shares of Series A common stock outstanding, consisting of (i) 39,413,500 shares issued to holders of shares of common stock of Abpro, (ii) 541,269 shares held by ACAB’s public stockholders and (iii) 3,797,217 shares held by the Initial Stockholders, (iv) 2,153,609 shares transferred to investors (v) 1,250,000 shares issued to service providers and (vi) 3,367,401 issued to PIPE Investors.

Upon consummation of the Business Combination (assuming that holders of 541,269 Public Shares exercise their redemption rights (representing the maximum redemptions consistent with satisfying the Minimum Cash Condition at an assumed Redemption Price of $11.22 per share) and no public warrants have been exercised), we will have a total of 49,981,727 shares of Series A common stock outstanding, consisting of (i) 39,413,500 shares issued to holders of shares of common stock of Abpro, (ii) 3,797,217 shares held by the Initial Stockholders, (iii) 2,153,609 shares transferred to investors (iv) 1,250,000 shares issued to service providers and (v) 3,367,401 shares issued to PIPE Investors.

The numbers of shares and percentage interests set forth above are based on a number of assumptions, including that ACAB and Abpro do not issue any additional equity securities prior to the Business Combination. If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different. See the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Security Ownership of Certain Beneficial Owners and Management of ACAB and the Post-Combination Company” in this proxy statement/prospectus for further information.

Recommendation of the ACAB Board

The ACAB board of directors believes that each of the Business Combination Proposal, the Charter Approval Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal is in the best interests of ACAB and our stockholders and recommends that our stockholders vote “FOR” each Proposal (or in the case of the Director Election Proposal, “FOR ALL NOMINEES”) being submitted to a vote of the stockholders at the Special Meeting. For more information, see the sections entitled “Proposal No. 1 — The Business Combination Proposal,” “Proposal No. 2 — The NTA Proposal,” “Proposal No. 3 — The Charter Approval Proposal,” “Proposal No. 4 — The

Governance Proposal,” “Proposal No. 5 — The Director Election Proposal,” “Proposal No. 6 — The Merger Issuance Proposal,” “Proposal No. 7 — The Subscription Agreement Proposal” “Proposal No. 8 — The Incentive Plan Proposal” and “Proposal No. 9 — The Adjournment Proposal.”

When you consider the recommendation of the ACAB Board in favor of approval of these Proposals, you should keep in mind that, aside from their interests as stockholders, our Sponsor and certain of our directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. Please see the subsection entitled “The Business Combination — Interests of ACAB’s Directors and Officers in the Business Combination.”

ACAB’s Special Meeting of Stockholders

The Special Meeting of stockholders will be held on November 7, 2024 at 9:00 a.m., eastern time, in virtual format.

Interests of ACAB’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of ACAB Board in favor of approval of the proposals, you should keep in mind that the directors and executive officers of ACAB have interests in the Business Combination and other proposals that may be different from, or in addition to, those of ACAB stockholders generally. These interests include, among other things:

•

the fact that the Sponsor holds an aggregate of 13,850,000 private placement warrants that would expire worthless if a business combination is not consummated, which if unrestricted and freely tradable would be valued at approximately $554,000, based on the closing price of our public warrants of $0.04 per warrant on October 9, 2024, the record date for the Special Meeting, resulting in a theoretical gain of $(13,296,000);

•	the fact that the Sponsor may convert any working capital loans that it has and may make to us into shares of our Series A common stock, at the price of $10.20 per share;

•	the fact that the Sponsor has agreed not to redeem any of the shares of our common stock held by it in connection with a stockholder vote to approve the Business Combination;

•

the fact that our Initial Stockholders paid an aggregate of $25,000 for the Founder Shares and that such securities will have a significantly higher value at the time of the business combination, which if unrestricted and freely tradable would be valued at approximately $83,250,000, based on the closing price of our Series A common stock of $11.10 per share on October 9, 2024, the record date for the Special Meeting, resulting in a theoretical gain of $83,225,000;

•

the fact that Shahraab Ahmad, who is ACAB’s Chief Executive Officer and serves on the ACAB Board and owns a material interest in the Sponsor, is the manager and owns 22.3% of the equity interest of the Sponsor;

•	the anticipated appointment of Shahraab Ahmad, Chief Executive Officer of ACAB, as Chief Financial Officer of the combined company in connection with the Closing;

•	the anticipated appointment of Anthony Eisenberg, Chief Strategy Officer of ACAB, as director on the board of the combined company in connection with the Closing;

•

if the trust account is liquidated, including in the event we are unable to complete an Initial Business Combination within the required time period, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.20 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of (a) any third party for services rendered or products sold to us or (b) a prospective target business with which we have entered into an acquisition agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the trust account;

•

the fact that our independent directors own an aggregate of 250,000 Founder Shares, which if unrestricted and freely tradeable would be valued at approximately $2,775,000, based on the closing price of our Series A common stock of $11.10 per share on October 9, 2024, the record date for the Special Meeting;

•

the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•

the fact that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other ACAB stockholders experience a negative rate of return in the post-business combination company;

•

the fact that the Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations;

•	the fact that the Sponsor and ACAB’s officers and directors will lose their entire investment in us if an initial business combination is not completed; and

•

the fact that our Sponsor, officers and directors will lose their entire investment in us if an initial business combination is not completed. At the closing of the Business Combination, we anticipate the Initial Stockholders will own a combined 13,850,000 private placement warrants and 3,797,217 shares of the combined company’s common stock.

Please see the sections entitled “Risk Factors” and “The Business Combination — Interests of ACAB’s Directors and Executive Officers in the Business Combination” of this proxy statement/prospectus for a further discussion of these and other risks.

Interests of Abpro Directors and Executive Officers in the Business Combination

When you consider the recommendation of ACAB Board in favor of approval of the proposals, you should keep in mind that the directors and executive officers of Abpro have interests in the Business Combination and other proposals that may be different from, or in addition to, those of ACAB stockholders generally. These interests include, among other things, the fact that certain of Abpro’s directors and officers will become directors and officers of the Post-Combination Company, upon the consummation of the Business Combination.

Please see the sections entitled “Risk Factors” and “The Business Combination — Interests of Abpro’s Directors and Executive Officers in the Business Combination” of this proxy statement/prospectus for a further discussion of this and other risks.

Regulatory Approvals

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless an HSR Notification and Report Form has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC by each party and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. In April 2024, ACAB and Abpro filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. The waiting period under the HSR Act expired in May 2024.

At any time before or after consummation of the Business Combination, notwithstanding expiration or termination of the waiting period under the HSR Act, the Antitrust Division or the FTC, or any state, foreign or other governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets or other remedies, and/or subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. ACAB cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, ACAB cannot assure you as to its result.

Appraisal Rights

Holders of ACAB common stock are not entitled to appraisal rights in connection with the Business Combination under Delaware law.

Conditions to the Business Combination

The obligations of ACAB, Abpro and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following conditions:

•	the written consent of the requisite stockholders of Abpro in favor of the approval and adoption of the Business Combination Agreement and the Business Combination;

•

the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal and the Adjournment Proposal having each been approved and adopted by the requisite affirmative vote of the ACAB stockholders in accordance with the Delaware General Corporation Law, ACAB’s organizational documents and the rules and regulations of Nasdaq;

•

no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by Business Combination being in effect;

•

the applicable waiting period or consent under the HSR Act relating to the Business Combination, and any commitments by the parties not to consummate the Business Combination before a certain date under a timing agreement entered into with a governmental entity, shall have expired or been terminated;

•

the registration statement/proxy statement becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to the registration statement/proxy statement, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

•

after giving effect to the transactions contemplated by the Business Combination Agreement (including any Transaction Financing), ACAB having at least $5,000,001 of net tangible assets immediately after the effective time of the Merger; and

•	ACAB’s newly issued Series A common stock in connection with the transactions contemplated by the Business Combination Agreement being approved for listing on Nasdaq.

The obligations of ACAB and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:

•	certain representations and warranties of Abpro, as detailed in the subsection entitled “The Business Combination Agreement and Related Agreements — Representations and Warranties —

Representations and Warranties of Abpro” being true and correct as of the closing date, subject to certain exceptions;

•

Abpro having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement prior to the closing;

•	since the date of the Business Combination Agreement, no Abpro Material Adverse Effect having occurred and continuing;

•	the Abpro Preferred Stock conversion having been duly authorized;

•	ACAB having received the Ancillary Documents to which Abpro is a party, duly executed by Abpro and in full force and effect; and

•

ACAB having received a certificate executed by an authorized officer of Abpro confirming that the conditions of certain of the above bullet points in this section have been satisfied, as detailed in the subsection entitled “The Business Combination Agreement and Related Agreements — Representations and Warranties — Representations and Warranties of Abpro.”

The obligations of Abpro to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to Effective Time of the following additional conditions:

•

certain representations and warranties of ACAB and Merger Sub (the “ACAB Parties”), as detailed in the subsection entitled “The Business Combination Agreement and Related Agreements — Representations and Warranties — Representations and Warranties of the SPAC Parties,” being true and correct as of the closing date, subject to certain exceptions;

•	the ACAB Parties having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Business Combination Agreement;

•	there being at least $8,700,000 in Available Cash;

•	since the date of the Business Combination Agreement, no ACAB Material Adverse Effect having occurred and continuing;

•	the Employment Agreements shall have been signed by the respective executives party thereto;

•	Abpro having received the Ancillary Documents to which ACAB or the Sponsor is a party, duly executed by SPAC or Sponsor and in full force and effect; and

•

Abpro having received a certificate executed by an authorized officer of ACAB confirming that the conditions certain of the above bullet points in this section have been satisfied, as detailed in the subsection entitled “The Business Combination Agreement and Related Agreements — Representations and Warranties — Representations and Warranties of the SPAC Parties.”

For more information about the conditions to closing the Business Combination, see the subsection entitled “The Business Combination Agreement and Related Agreements — Representations and Warranties —Representations and Warranties of Abpro.”

Termination

The Business Combination Agreement may be terminated under certain circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of ACAB and Abpro, (ii) by Abpro if ACAB breaches its representations, warranties or covenants such that the conditions set forth in the Business Combination

Agreement would not be satisfied, and such party fails to cure such breach (other than for certain limited exceptions), (iii) by ACAB if Abpro breaches its representations, warranties or covenants such that the conditions set forth in the Business Combination Agreement would not be satisfied, and such party fails to cure such breach (other than for certain limited exceptions), (iv) by either ACAB or Abpro if the Business Combination is not consummated by June 1, 2024, (v) by either ACAB or Abpro if any governmental entity issues an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Business Combination and such order or other action has become final and non-appealable, (vi) by either ACAB or Abpro if certain required approvals are not obtained from the ACAB stockholders after the conclusion of a special meeting of ACAB’s stockholders held for such purpose at which such stockholders voted on such approvals and (vii) by ACAB, if Abpro does not deliver to ACAB the required Company Stockholder Written Consent (as defined in the Business Combination Agreement) prior to the Company Stockholder Written Consent Deadline (as defined in the Business Combination Agreement).

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, other than customary confidentiality obligations, except in the case of willful breach or fraud.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. ACAB has engaged Sodali & Co to assist in the solicitation of proxies.

If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “ACAB’s Special Meeting of Stockholders — Revoking Your Proxy.”

Other Agreements

Sponsor Letter Agreement

Concurrently with the signing of the Business Combination Agreement, Atlantic Coastal Acquisition Management II LLC, a Delaware limited liability company (the “Sponsor”) entered into an agreement with ACAB, the Company and Abpro Bio International, Inc. (the “Sponsor Letter Agreement”), whereby Sponsor agrees to (i) retain 2.95 million shares of ACAB Series A Common Stock held by it, (ii) divide 2,458,333 shares of ACAB Series A Common Stock held by it among the Sponsor, who will be entitled to 491,667 of the shares, Abpro, who will be entitled to 983,333 of the shares, and Abpro Bio International, Inc. who will be entitled to 983,333 of the shares, for such party to use to obtain non-redemption commitments from ACAB stockholders or other capital for ACAB or the Surviving Company (with any shares unused for such purpose to be retained by such party) and (ii) forfeit the remainder of any ACAB Series A Common Stock and ACAB Series B Common Stock held by it.

For more information about the Sponsor Letter Agreement, see the subsection entitled “The Business Combination Agreement and Related Agreements — Related Agreements — Sponsor Letter Agreement.”

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, ACAB, Abpro and the Sponsor entered into the Sponsor Support Agreement pursuant to which the Sponsor agreed to, among other things, vote all of its shares of ACAB Series A Common Shares and ACAB Series B Common Shares held by it, whether now owned or hereafter acquired, (i) in favor of the approval and adoption of the Business Combination

Agreement and the transactions contemplated thereby (including the Business Combination), and (ii) against any proposal, action or agreement that would impede, interfere with, delay, postpone or discourage any provision of the Sponsor Support Agreement, the Business Combination Agreement or the transactions contemplated thereby (including the Business Combination). In addition, in the Sponsor Support Agreement, the Sponsor agrees to waive, and not to assert or perfect, among other things, any rights to adjustment or other anti-dilution protections with respect to the rate at which the shares of ACAB Series B Common Stock held by the Sponsor convert into shares of ACAB Series A Common Stock in connection with the transactions contemplated by the Business Combination Agreement.

For more information about the Sponsor Support Agreement, see the subsection entitled “The Business Combination Agreement and Related Agreements — Related Agreements — Sponsor Support Agreement.”

Abpro Support Agreements

Concurrently with the execution of the Business Combination Agreement, certain Abpro stockholders (the “Abpro Supporting Stockholders”) entered into support agreements with Abpro (the “Abpro Support Agreements”). Under the Abpro Support Agreements, each Abpro Supporting Stockholder agreed, within 48 hours after the date that the Proxy/Information Statement is disseminated by Abpro to its stockholders following the effectiveness of the Registration Statement, to execute and deliver a written consent with respect to all outstanding shares of Abpro common stock and Abpro preferred stock held by such Abpro Supporting Stockholder (the “Subject Abpro Shares”) approving the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination). In addition to the foregoing, each Abpro Supporting Stockholder agreed that, at any meeting of the holders of Abpro capital stock, each such Abpro Supporting Stockholder will appear at the meeting, in person or by proxy, and cause its Subject Abpro Shares to be counted as present thereat for purposes of calculating a quorum and voted (i) to approve and adopt the Business Combination Agreement, the transactions contemplated thereby (including the Business Combination), and any other matters necessary or reasonably requested by Abpro for consummation of the Business Combination, and (ii) against any proposal that conflicts or materially impedes or interferes with, or would adversely affect or delay, the consummation of the transactions contemplated by the Business Combination Agreement (including the Business Combination).

The Abpro Support Agreements also prohibits the Abpro Supporting Stockholders from, prior to the Effective Time, among other things, (i) selling, assigning, transferring (including by operation of law), placing a lien on, pledging, disposing of or otherwise encumbering any of the Subject Abpro Shares, except if such transaction is in compliance with applicable securities laws, the governing documents of Abpro and the Business Combination Agreement, and the transferee agrees to be bound by the terms of the Abpro Support Agreement (ii) pledging, encumbering or creating a Lien on any Subject Abpro Shares or entering into any contract, option, commitment or other arrangement or understanding with respect to the foregoing, (iii) granting any proxies or powers of attorney or entering into a voting agreement or other arrangement with respect to any Subject Abpro Shares, or (iv) taking any action in furtherance of the foregoing.

For more information about the Abpro Support Agreements, see the subsection entitled “The Business Combination Agreement and Related Agreements — Related Agreements — Abpro Support Agreements.”

Abpro Lock-Up Agreements

Prior to the Closing, certain Abpro stockholders will enter into lock-up agreements (the “Abpro Lock-up Agreements”), pursuant to which Abpro stockholders will agree not to transfer, following the Closing, such Abpro stockholder’s shares of ACAB New Common Shares constituting such Abpro stockholder’s Merger Consideration until the earlier of (x) the twelve month anniversary of the date of the Closing, (y) if the reported last sale price of the shares of ACAB New Common Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, right issuances, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period commencing at least one-hundred and fifty (150) days after the Closing, and (z) the date after the Closing on which the Surviving Company consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of the Surviving Company’s stockholders having the right to exchange their common stock of the Surviving Company for cash, securities or other property. Approximately 32,065,593 ACAB New Common Shares held by such Abpro stockholders will be subject to the Abpro Lock-up Agreements.

For more information about the Abpro Lock-Up Agreements, see the subsection entitled “The Business Combination Agreement and Related Agreements — Related Agreements — Abpro Lock-Up Agreements.”

Founders Letter Agreement

In connection with the ACAB IPO, on January 13, 2022, certain of ACAB’s directors and executive officers and ACAB entered into a letter agreement (the “Founders Letter Agreement”), pursuant to which, among other things, these holders have agreed not to transfer, assign or sell any of their founder shares until one year after the date of the consummation of a business combination, subject to certain limited exceptions.

For more information about the Founders Letter Agreement, see the subsection entitled “The Business Combination Agreement and Related Agreements — Related Agreements — Founders Letter Agreement.”

Registration Rights Agreement

In connection with the ACAB IPO, on January 13, 2022, ACAB entered into a registration rights agreement (the “Registration Rights Agreement”) with the Sponsor and each member of the ACAB Board. Pursuant to the Registration Rights Agreement, these holders, and the holders of warrants issued upon conversion of working capital loans, if any, are entitled to make up to three demands to register certain of the ACAB securities held by them under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the holders have certain “piggyback” registration rights applicable to registration statements filed after the consummation of the Business Combination. Approximately 18,097,668 ACAB New Common Shares will be subject to the Registration Rights Agreement.

For more information about the Registration Rights Agreement, see the subsection entitled “The Business Combination Agreement and Related Agreements — Related Agreements — Registration Rights Agreement.”

PIPE Financing

On August 22, 2024, ACAB entered into subscription agreements (together with any subscription agreements to be entered prior to the Effective Time, collectively, the “Subscription Agreements”) with each of Abpro Bio International, Inc. and Celltrion Inc. (the “Subscribers”), pursuant to which the Subscribers have agreed to purchase, and ACAB has agreed to issue the Subscribers, on the Closing Date, an aggregate of 1,122,467 shares of ACAB New Common Shares, the “Subscriber Committed Shares”), for a purchase price of $10.00 per share. In addition, the Subscribers will be granted an aggregate 2,244,934 Abpro Incentive Shares.

Pursuant to the Subscription Agreements, Abpro Bio International, Inc. (“Abpro Bio”) agreed to subscribe for and purchase 622,467 newly-issued shares of Series A common stock substantially concurrently with the closing of the Business Combination at a price of $10.00 per share, for an aggregate purchase price of $6,224,670 of which $4,224,663 is through the extinguishment of the balance due to Abpro Bio under the promissory note agreement between Abpro and Abpro Bio, and the remainder of $2,000,007 in cash. In addition, Abpro Bio will receive an aggregate of 1,244,934 Abpro Incentive Shares. Celltrion Inc. (“Celltrion”) agreed to subscribe for and purchase, 500,000 newly-issued shares of Series A common stock, substantially concurrently with the closing of the Business Combination, at a price of $10.00 per share, for an aggregate purchase price of $5,000,000. In addition, Celltrion will be granted an aggregate of 1,000,000 Abpro Incentive Shares.

The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Business Combination Agreement.

Pursuant to the Subscription Agreements, ACAB agreed that, within 30 calendar days after the consummation of the Business Combination, ACAB will file with the SEC a registration statement registering the resale of the Subscriber Committed Shares (the “PIPE Resale Registration Statement”), and ACAB will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof.

Organizational Structure

The following diagrams illustrate in simplified terms the current structure of ACAB and Abpro and the expected structure of the Post-Combination Company upon the consummation of the Business Combination on a fully diluted basis:

Pre-Business Combination ACAB Structure

The following diagram illustrates the pre-Business Combination organizational structure of ACAB and its subsidiaries:

Pre-Business Combination Abpro Structure

The following diagram illustrates the pre-Business Combination organizational structure of Abpro and its subsidiaries:

Post-Business Combination ACAB Structure - No Redemption Scenario

The following diagram illustrates the post-Business Combination organizational structure of the Post-Combination Company and its subsidiaries in the No Redemption Scenario:

ACAB Public Stockholders
Other Equityholders
Abpro Stockholders
Sponsor
1.1%
13.5%
77.9%
7.5%
Abpro Holdings, Inc. (Delaware)
Abpro Corporation (Delaware)
82%
AbMed Corporation (Delaware)

Post-Business Combination ACAB Structure - Maximum Redemption Scenario

The following diagram illustrates the post-Business Combination organizational structure of the Post-Combination Company and its subsidiaries in the Maximum Redemption Scenario:

ACAB Nasdaq Listing

ACAB’s Series A common stock is listed on Nasdaq under the symbol “ACAB”. ACAB’s public warrants are listed on Nasdaq under the symbol “ACABW”. ACAB’s units are listed on Nasdaq under the symbol “ACABU”. Following the Business Combination, the Post-Combination Company’s Series A common stock (including common stock issuable in the Business Combination) will be listed on Nasdaq under the symbol “ABP”.

Comparison of Stockholders’ Rights

Following the Business Combination, the rights of ACAB stockholders who remain stockholders of the Post-Combination Company in the Business Combination will no longer be governed by the ACAB Charter and ACAB’s bylaws and instead will be governed by the Proposed Charter and the Proposed Bylaws. See the section entitled “Comparison of Stockholders’ Rights” in this proxy statement/prospectus.

Information about ACAB

On January 19, 2022, ACAB completed its initial public offering of 30,000,000 units, with each unit consisting of one Public Share and one-half of one public warrant, each whole public warrant to purchase one share of common stock at a price of $11.50, raising total gross proceeds of $300,000,000, which included the partial exercise by the Underwriters in the ACAB IPO of their over-allotment option. Since the ACAB IPO, ACAB’s activity has been limited to the evaluation of business combination candidates.

Information about Abpro

Abpro is a biotechnology company dedicated to developing next-generation antibody therapeutics with the goal of improving the lives of patients with severe and life-threatening diseases. Abpro is focused on novel antibody constructs for immuno-oncology and ophthalmology. By leveraging its proprietary DiversImmune® and MultiMabTM antibody discovery and engineering platforms, Abpro is developing a pipeline of next-generation antibodies, both independently and through collaborations with global pharmaceutical and research institutions.

Abpro was incorporated in Delaware in August 2004 under the name IE LAB, Inc., commenced operations in May 2007, and changed its name to Abpro Corporation in September 2007. Abpro’s headquarters are located at 68 Cummings Park Drive, Woburn, MA 01801 and its main telephone number is (617) 225-0808.

SELECTED HISTORICAL FINANCIAL INFORMATION

ACAB is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

ACAB’s balance sheet data as of June 30, 2024 and statement of operations data for the six months ended June 30, 2024 and 2023 are derived from ACAB’s unaudited financial statements, included elsewhere in this proxy statement/prospectus. ACAB’s balance sheet data as of December 31, 2023 and statement of operations data for the fiscal year ended December 31, 2023 are derived from ACAB’s audited financial statements, included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with each of ACAB’s and Abpro’s financial statements and related notes and the sections entitled titled “ACAB Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Abpro Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of ACAB or Abpro.

Selected Historical Financial Information: ACAB

	For the Six Months Ended June 30,		For the Year Ended December 31, 2023
Statement of Operations Data:	2024	2023
Operation and formation costs	$1,534,742	$957,899	$1,666,056

Loss from operations	(1,534,742)	(957,899)	(1,666,056)
Other income (expense):
Interest income	886	17,783	52,304
Interest earned on cash and marketable securities held in Trust Account	176,594	4,811,088	5,754,715
Penalties and interest on taxes	—	—	(142,041)

Total other income (expense), net	177,480	4,828,871	5,664,978

Income before provision for income taxes	(1,357,262)	3,870,972	3,998,922
Provision for income taxes	(30,313)	(997,641)	(1,177,463)

Net (loss) income	$(1,387,575)	$2,873,331	$2,821,459

Weighted average shares outstanding, Redeemable common stock	667,391	22,311,080	11,257,894
Basic and diluted net (loss) income per common share, Common stock subject to possible redemption	$(0.17)	$0.11	$0.15

Weighted average shares outstanding, Nonredeemable Series A and Series B common stock	7,500,000	4,475,139	7,500,000
Basic and diluted net (loss) income per share, Nonredeemable Series A and Series B common stock	$(0.17)	$0.11	$0.15

Balance Sheet Data:	As of June 30, 2024	As of December 31, 2023
Total assets	$7,896,323	$37,365,979
Total liabilities	17,806,375	45,888,456
Redemption value of Series A Common Stock subject to possible redemption	7,487,321	7,292,641
Shareholders’ deficit	(17,397,373)	(15,815,118)

Selected Historical Financial Information: Abpro

(In thousands)	For the Six Months Ended June 30,		For the Year Ended December 31, 2023
Statement of Operations and Comprehensive Loss Data:	2024	2023
Revenue:
Collaboration revenue	$—	$35	$99
Royalty	—	15	23

Total revenues	—	50	122

Operating expenses
Research and development	1,827	2,414	4,266
General and administrative	3,392	3,099	7,602

Total operating expenses	5,219	5,513	11,868

Loss from operations	(5,219)	(5,463)	(11,746)

Other income (expense):
Other income	3,556	—	—
Interest income	2	49	63
Interest expense	(143)	(9)	(23)

Total other income	3,415	40	40

Net loss	$(1,804)	$(5,423)	$(11,706)

Weighted average shares outstanding – basic and diluted	9,384,688	9,347,206	9,356,648
Net loss per common share – basic and diluted	$(0.19)	$(0.58)	$(1.25)

(In thousands) Balance Sheet Data	June 30, 2024	December 31, 2023
Total assets	$3,074	$3,355
Total liabilities	13,298	12,891
Total convertible preferred stock	75,599	75,599
Total stockholders’ deficit	(85,823)	(85,135)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The selected unaudited pro forma condensed combined financial information gives effect to the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, ACAB will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of Post-Combination Company will represent a continuation of the financial statements of Abpro with the Business Combination treated as the equivalent of Abpro issuing stock for the net assets of ACAB, accompanied by a recapitalization. The net assets of ACAB will be stated at historical cost, with no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Abpro.

The selected unaudited pro forma condensed combined balance sheet data as of June 30, 2024 gives pro forma effect to the Business Combination and the other events contemplated by the Business Combination Agreement as if they had occurred on June 30, 2024. The selected unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, combines the historical statements of operations of ACAB for the six months ended June 30, 2024, and the historical statements of operations of Abpro for the three months ended June 30, 2024 on a pro forma basis as if the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction had been consummated on January 1, 2023, the beginning of the earliest period presented. The selected unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, combines the historical statements of operations of ACAB for the year ended December 31, 2023, and the historical statements of operations of Abpro for the year ended December 31, 2023 on a pro forma basis as if the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction had been consummated on January 1, 2023, the beginning of the earliest period presented.

The selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the Post-Combination Company appearing elsewhere in this proxy statement/prospectus and the accompanying notes in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with, the historical financial statements and related notes of ACAB and Abpro for the applicable periods included elsewhere in this proxy statement/prospectus. The selected unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the Post-Combination Company’s financial position or results of operations actually would have been had the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction been completed as of the dates indicated. The selected unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the Post-Combination Company.

ACAB is providing the following selected unaudited pro forma condensed combined financial information to assist you in your analysis of the financial aspects of the Business Combination. The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by ACAB’s Public Stockholders of shares of ACAB Series A Common Stock for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account:

•	Assuming No Redemption — this scenario assumes that no Public Stockholders of ACAB exercise redemption rights with respect to their Public Shares; and

•	Assuming Maximum Redemptions: This scenario assumes that all of 541,269 Public Shares of ACAB are redeemed upon consummation of the Business Combination for an aggregate redemption payment of $6.1 million, assuming a redemption price of $11.22 per share upon consummation of the Business Combination. ACAB’s Current Charter provides that ACAB may not consummate any business combination unless it has net tangible assets of at least $5,000,001 upon consummation. ACAB intends to amend its Current Charter to remove the net tangible asset requirement, subject to shareholder approval. In addition, the consummation of the transaction is currently subject to the requirement that there should be at least $8.7 million in Available Closing Cash at the closing pursuant to the Business Combination Agreement. The Available Closing Cash is defined as at the closing the amount of funds contained in the Trust Account (after reduction for the aggregate amount of payments made or required to be made in connection with the SPAC Stockholder Redemption), plus the amount of funds available to consummate the Merger pursuant to a PIPE Financing, minus unpaid SPAC expenses. Abpro and ACAB intend to waive, if needed, the Available Closing Cash requirement. As a result, the proforma financial statements do not contemplate these requirements to be met.

The two redemption scenarios assumed in the unaudited pro forma condensed combined balance sheet and statement of operations do not include adjustments for the 28,850,000 outstanding Public Warrants and Private Warrants issued in connection with ACAB’s Initial Public Offering as such securities are not exercisable until 30 days after the Closing.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

(In thousands)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Summary Unaudited Pro Forma Combined Balance Sheet Data as of June 30, 2024
Total assets	$10,503	$4,439
Total liabilities	$12,680	$12,680
Stockholders’ deficit	$(2,177)	$(8,241)

(In thousands, except share and per share data)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Selected Unaudited Pro Forma Combined Statement of Operations – Six Months Ended June 30, 2024
Revenue	$—	$—
Total operating expenses	$6,754	$6,754
Loss from operations	$(6,754)	$(6,754)
Net loss	$(3,338)	$(3,338)
Loss per share	$(0.07)	$(0.07)
Weighted average shares outstanding – basic and diluted	50,522,996	49,981,727
Selected Unaudited Pro Forma Combined Statement of Operations – Year Ended December 31, 2023
Revenue	$122	$122
Total operating expenses	$22,833	$22,833
Loss from operations	$(22,711)	$(22,711)
Net loss	$(22,761)	$(22,761)
Loss per share	$(0.45)	$(0.46)
Weighted average shares outstanding – basic and diluted	50,522,996	49,981,727

MARKET PRICE AND DIVIDEND INFORMATION

ACAB

ACAB’s Series A common stock, units and public warrants and are traded on Nasdaq under the symbols ACAB, ACABU and ACABW, respectively.

The closing price of the Series A common stock, units and public warrants on December 8, 2023, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.65, $10.53 and $0.027, respectively. As of October 9, 2024, the ACAB Record Date, the most recent closing price for each Series A common stock, unit and public warrant was $11.10, $11.50 and $0.04, respectively.

Holders of the Series A common stock, units and public warrants should obtain current market quotations for their securities. The market price of ACAB’s securities could vary at any time before the Business Combination.

Holders

As of October 9, 2024, there was one holder 1 holders of record of ACAB’s units, 8 holders of record of ACAB’s Series A common stock, one holder of record of ACAB’s Series B common stock and 2 holders of record of ACAB’s public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Public Shares and public warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

ACAB has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the Post-Combination Company’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Post-Combination Company’s board of directors at such time. The Post-Combination Company’s ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing agreements.

Abpro

Historical market price information for Abpro’s capital stock is not provided because there is no public market for Abpro’s capital stock. See “Abpro Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

FORWARD-LOOKING STATEMENTS; SUMMARY RISK FACTORS; MARKET, RANKING AND OTHER INDUSTRY DATA

This proxy statement/prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of present or historical fact included in this proxy statement/prospectus, regarding the proposed Business Combination, ACAB’s ability to consummate the Business Combination, the benefits of the transaction, the Post-Combination Company’s future financial performance following the Business Combination and the Post-Combination Company’s strategy, expansion plans, future operations, future operating results, estimated revenues, losses, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe”, “project”, “expect”, “anticipate”, “estimate”, “intend”, “strategy”, “future”, “opportunity”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” or the negative of such terms or similar expressions. However, the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Except as otherwise required by applicable law, ACAB disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this proxy statement/prospectus. ACAB cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ACAB.

Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements about the ability of ACAB and Abpro prior to the Business Combination, and the Post-Combination Company following the Business Combination, to:

•	meet the closing conditions to the Business Combination, including approval by stockholders of ACAB and Abpro on the expected terms and schedule;

•	satisfy the minimum trust account or Minimum Cash Condition following redemptions by ACAB’s public stockholders;

•	realize the benefits expected from the proposed Business Combination;

•	attract, train and retain an effective sales force and other key personnel;

•	implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities;

•	enhance future operating and financial results;

•	receive certain governmental and regulatory approvals;

•	comply with laws and regulations applicable to its business;

•	successfully defend litigation;

•	upgrade and maintain information technology systems;

•	acquire and protect intellectual property, including copyrights, patents, trademarks and trade secrets;

•	maintain the listing of ACAB’s or the Post-Combination Company’s securities on Nasdaq;

•	meet future liquidity requirements and comply with restrictive covenants related to any long-term indebtedness; and

•	successfully deploy the proceeds from the Business Combination.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus, could affect the future results of ACAB and Abpro prior to the Business Combination, and the Post-Combination Company following the Business Combination, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this proxy statement/prospectus:

•	the risk that the Business Combination may not be completed in a timely manner;

•

the risk that the Business Combination may not be completed by ACAB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACAB;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement;

•	the outcome of any legal proceedings that may be instituted against ACAB, Abpro or others following announcement of the Business Combination;

•	risks related to disruption of management’s time from ongoing business operations and potential difficulties in employee retention due to the proposed transactions;

•	the effect of the announcement or pendency of the Business Combination on Abpro’s business relationships, performance, and business generally;

•	risks related to Abpro’s ability to achieve and maintain profitability and generate cash;

•	risks related to the potential infringement on the intellectual property rights of others;

•

the price of ACAB’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Abpro plans to operate, variations in performance across competitors, changes in laws and regulations affecting Abpro’s business and changes in the combined capital structure;

•	the outcome of any legal proceedings that may be instituted against Abpro or against ACAB related to the Business Combination Agreement;

•	dependence on senior management and other key employees;

•	factors relating to the business, operations and financial performance of Abpro, including, but not limited to:

•	Abpro’s ability to achieve successful clinical results;

•	Abpro currently has no products approved for commercial sale;

•	Abpro’s ability to obtain regulatory approval for its products, and any related restrictions or limitations of any approved products;

•	Abpro’s ability to obtain licensing of third-party intellectual property rights for future discovery and development of Abpro’s antibody therapeutics;

•	Abpro’s ability to commercialize product candidates and achieve market acceptance of such product candidates;

•	Abpro’s success is dependent on drug candidates which it licenses from third parties;

•	Abpro’s ability to respond to general economic conditions;

•	Abpro has incurred significant losses since inception, and it expects to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future;

•

Abpro requires substantial additional capital to finance its operations, and if it is unable to raise such capital when needed or on acceptable terms, it may be forced to delay, reduce, and/or eliminate one or more of its development programs or future commercialization efforts; and

•	Abpro’s ability to develop and maintain effective internal controls.

•	the lack of a third-party valuation in determining whether or not to pursue the Business Combination; and

•

costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of ACAB and Abpro prior to the Business Combination, and the Post-Combination Company following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can ACAB or Abpro assess the impact of all such risk factors on the business of ACAB and Abpro prior to the Business Combination, and the Post-Combination Company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to ACAB or Abpro or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. ACAB and Abpro prior to the Business Combination, and the Post-Combination Company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect the beliefs and opinions of ACAB or Abpro, as applicable, on the relevant subject. These statements are based upon information available to ACAB or Abpro, as applicable, as of the date of this proxy statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that ACAB or Abpro, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

Market and industry data used throughout this proxy statement/prospectus, including statements regarding market size and growth, and the incidence of certain medical conditions, is based on the good faith estimates of Abpro’s management, which in turn are based upon Abpro’s management’s review of internal surveys, independent industry surveys and publications, and other third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While Abpro is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and “Abpro Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.

RISK FACTORS

The following risk factors will apply to our business and operations following the completion of the Business Combination. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of Abpro and our business, financial condition and prospects following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Forward-Looking Statements; Summary Risk Factors; Market, Ranking and Other Industry Data”. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The following discussion should be read in conjunction with the “Abpro Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements of Abpro and notes to the financial statements included herein.

In this section “we,” “us” and “our” refer to Abpro prior to the Business Combination and to the Post-Combination Company following the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, financial condition, results of operations, cash flows and future prospects of the Post-Combination Company, in which event the market price of the Post-Combination Company’s common stock could decline, and you could lose part or all of your investment.

Risks Relating to Abpro’s Business and Industry

Our management has concluded that uncertainties around our ability to raise additional capital raise substantial doubt about our ability to continue as a going concern, including drug development. We will require additional financing to fund our future operations. Any failure to obtain additional capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our operations.

We have concluded that we do not have sufficient cash to fund our operations and drug development and to meet our obligations as they become due within one year from the date that our consolidated financial statements are issued and as a result, there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is an issue raised as a result of ongoing operating losses and a lack of financing commitments to meet cash requirements, and is subject to our ability to generate a profit or obtain appropriate financing from outside sources, including obtaining additional funding from the sale of our securities or obtaining loans from third parties where possible. We will need to raise additional capital to fund our operations and drug development. We cannot assure you that we will be able to raise additional capital on commercially reasonable terms or at all. The perception that we may not be able to continue as a going concern may materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise and no assurance can be given that sufficient funding will be available when needed to allow us to continue as a going concern. This perception may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. If we cannot continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that our stockholders may lose some or all of their investment in us.

Drug development is a highly uncertain undertaking and involves a substantial degree of risk. We are a preclinical stage biopharmaceutical company with a history of losses, expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability, which could result in a decline in the market value of our common stock.

Pharmaceutical and biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are a preclinical stage biopharmaceutical company with a history of losses. Since our inception, we have devoted our resources to the development of antibody product candidates, our technologies and our DiversImmune® and MultiMabTM platforms. We are not profitable and have had significant operating losses since our inception. As of June 30, 2024, we had an accumulated deficit of $107 million. For the six months ended June 30, 2024 and the year ended December 31, 2023, our net loss was $1.8 million and $11.7 million, respectively. Substantially all of our losses have resulted from expenses incurred in connection with our collaboration agreements, research and development programs and from general and administrative costs associated with our operations. We continue to incur significant research and development, or R&D, and other expenses related to ongoing operations and expect to incur losses for the foreseeable future.

Preclinical studies and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. It may take several years and require significant expenditures to complete the preclinical studies and clinical trials necessary to commercialize a product candidate, and delays or failure are inherently unpredictable and can occur at any stage. We may also be required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we contemplate, which may lead to us incurring additional unplanned costs or result in delays in clinical development. In addition, we may be required to redesign or otherwise modify our plans with respect to an ongoing or planned clinical trial, and changing the design of a clinical trial can be expensive and time consuming. An unfavorable outcome in one or more trials would be a major setback for our product candidates and for us. An unfavorable outcome in one or more trials may require us to delay, reduce the scope of or eliminate one or more product development programs, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

Our product candidates are in early stages of development, and we are subject to the risks of failure inherent in the development of product candidates based on novel technologies. We believe that we are at a sufficiently mature development stage with both lead candidates that given adequate funding and, in the case of ABP-102, continued successful collaboration with Celltrion, these programs would be able to enter clinical trials in 2026 (in the case of ABP-102 and ABP-201). However, there can be no guarantee that both or either will do so, and to date, we have not yet had any discussions with the U.S. Food and Drug Administration, or the FDA, regarding the clinical trial design for our lead product candidates. We have never generated any revenue from product sales, and have not obtained regulatory approval for any of our product candidates. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by preclinical stage biopharmaceutical companies such as ours. We currently do not expect to generate any near-term revenue other than from certain milestone payments under the collaboration agreements relating to our two lead antibodies. We do not expect to generate any revenue from product sales for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies and clinical trials, and the regulatory approval process for our product candidates. We expect our net losses to increase substantially as we enter into clinical development of our lead programs. However, the amount of our future losses is uncertain. Our ability to achieve profitability, if ever, will depend on, among other things, our, and our existing or future partners, successfully developing product candidates, obtaining regulatory approvals to market and commercialize product candidates, achieving contractual milestones under our collaboration agreements, manufacturing any approved products on commercially reasonable terms, realizing royalties on any approved products under our collaboration agreements, establishing a sales and marketing organization or suitable third-party alternatives for any approved product and raising sufficient funds to finance business activities. If we, and our existing or future partners, are unable to develop our technologies and commercialize one or more of our product candidates or if sales revenue from any product candidate that receives approval is insufficient, we will not achieve profitability, which will have a material and adverse effect on our business, financial condition, results of operations and prospects. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

Our product candidates are in early stages of development and have never been tested in a human subject. Our product candidates may fail in development or suffer delays that materially and adversely affect their commercial viability.

We have no products on the market and all of our product candidates, including ABP-102, for the potential treatment of breast and gastric cancers, and ABP-201, for the potential treatment of wet age-related macular degeneration (Wet AMD) and diabetic macular edema (DME), have not yet entered clinical trials. In particular, none of our product candidates has ever been tested in a human subject. Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for and successfully commercializing our product candidates, either alone or with third parties. Before obtaining regulatory approval for the commercial distribution of our product candidates, we or an existing or future partner must conduct extensive preclinical studies and clinical trials to demonstrate the safety and efficacy in humans of our product candidates.

We may not have the financial resources to continue development of, or to modify existing or enter into new collaborations for, a product candidate if we experience any issues that delay or prevent regulatory approval of, or our ability to commercialize, product candidates, including:

•

negative or inconclusive results from our clinical trials or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional preclinical studies or clinical trials or abandon a program;

•	product-related side effects experienced by participants in our clinical trials or by individuals using drugs or therapeutic antibodies similar to our product candidates;

•

delays in submitting investigational new drug applications, or INDs, or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

•	conditions imposed by the FDA, or comparable foreign authorities regarding the scope or design of our clinical trials;

•	delays in enrolling research subjects in clinical trials;

•	high drop-out rates of research subjects;

•	inadequate supply or quality of product candidate components or materials or other supplies necessary for the conduct of our clinical trials;

•	greater than anticipated clinical trial costs;

•	poor effectiveness of our product candidates during clinical trials;

•	unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

•	failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

•

delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or

•	varying interpretations of data by the FDA and similar foreign regulatory agencies.

Our approach to the discovery and development of our antibodies using our DiversImmune® and MultiMabTM may not result in a marketable therapeutic antibody product.

The scientific research that forms the basis of our efforts to discover product candidates based on our DiversImmune® and MultiMabTM platforms is ongoing. Further, the scientific evidence to support the feasibility of developing therapeutic antibodies based on our platforms is both preliminary and limited. We may not be correct in our assumptions about the superiority of our platforms to competing technologies. If our DiversImmune® and MultiMabTM platforms are not able to develop next-generation approved antibody constructs that are effective against clinically validated targets at the necessary speed or scale, it could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our next-generation bispecific antibodies may not demonstrate the therapeutic effects of, or benefits at least comparable to, monospecific antibodies that we anticipate once tested in humans.

None of our product candidates have been tested in humans. We may ultimately discover that our product candidates do not possess certain properties that we believe are helpful for therapeutic effectiveness, including strong binding for increased efficacy and increased binding sites for increased potency, and safety, including reduced immunogenicity and optimized binding domain position, or dosing, including a longer circulating half-life resulting in reduced dosing required. For example, when administered in a human, we may find that our product candidates perform differently than in preclinical studies. We currently have only limited preclinical data, and no conclusive evidence, to suggest that we can introduce these favorable properties into any of our product candidates. We may spend substantial funds attempting to introduce these properties and may never succeed in doing so. In addition, certain of our product candidates may demonstrate different chemical and pharmacological properties in patients than they do in laboratory studies. Although certain of our product candidates have successful results in animal studies, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems in unforeseen, ineffective or harmful ways. As a result, we may never succeed in developing a marketable product, we may not become profitable and the value of our common stock will decline.

Further, we are aware of only nine bispecific antibodies that have been approved by the FDA. As such, we believe the FDA has limited early experience with bispecific antibody-based therapeutics, which may increase the complexity, uncertainty and length of the regulatory approval process for our product candidates. For example, the FDA may require us to provide additional data to support our regulatory applications. We and our existing or future partners may never receive approval to market and commercialize any product candidate. Even if we or an existing or future partner obtains regulatory approval, the approval may be for targets, disease indications or patient populations that are not as broad as we intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. We or an existing or future partner may be subject to post-marketing testing requirements to maintain regulatory approval. If any of our product candidates prove to be ineffective, unsafe or commercially unviable, our entire pipeline could have little, if any, value, which could require us to change our focus, approach to antibody development and reengineer the antibody.

Any of these events could have a material and adverse effect on our business, financial condition, results of operations and prospects.

The market may not be receptive to our product candidates based on our novel therapeutic modality, and we may not generate any revenue from the sale or licensing of product candidates.

Even if regulatory approval is obtained for a product candidate, we may not generate or sustain revenue from sales of the product due to factors such as whether the product can be sold at a competitive cost and otherwise accepted in the market. The antibodies we are developing use relatively new technologies. Market participants with significant influence over acceptance of new treatments, such as physicians and third-party payors, may not adopt a product or treatment based on our platforms and technologies, and we may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, any product candidates developed by us or our existing or future partners. Market acceptance of our product candidates will depend on, among other factors:

•	the timing of our receipt of any marketing and commercialization approvals;

•	the terms of any approvals and the countries in which approvals are obtained;

•	the safety and efficacy of our product candidates;

•	the prevalence and severity of any adverse side effects associated with our product candidates;

•	the limitations or warnings contained in any labeling approved by the FDA or other regulatory authority;

•	the relative convenience and ease of administration of our product candidates;

•	the willingness of patients to accept any new methods of administration;

•	the success of our physician education programs;

•	the availability of adequate government and third-party payor reimbursement;

•	the pricing of our products, particularly as compared to alternative treatments; and

•	the availability of alternative effective treatments for the disease indications our product candidates are intended to treat and the relative risks, benefits and costs of those treatments.

If any product candidate we commercialize fails to achieve market acceptance, it could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We will need substantial additional funds to advance development of our product candidates, and we cannot guarantee that we will have sufficient funds available in the future to develop and commercialize our current or future product candidates.

The development of biopharmaceutical product candidates is capital-intensive. If our product candidates enter and advance through preclinical studies and clinical trials, we will need substantial additional funds to expand our development, regulatory, manufacturing, marketing and sales capabilities. We have used substantial funds to develop our technology and product candidates and will require significant additional funds to conduct further research and development and preclinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to manufacture and market products, if any, that are approved for commercial sale. In addition, upon the Closing of the Business Combination, we expect to incur additional costs associated with operating as a public company.

Because the length of time and activities associated with successful research and development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. The timing and amount of our operating expenditures will depend largely on:

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs we decide to pursue;

•	the progress of the development efforts of parties with whom we have entered or may in the future enter into collaboration and research and development agreements;

•	the timing and amount of milestone or royalty payments we may receive under collaboration agreements;

•	our ability to maintain our current licenses and research and development programs and to establish new collaborations;

•	the costs involved in obtaining, maintaining, enforcing and defending patents and other intellectual property rights;

•	the cost and timing of regulatory approvals; and

•	our efforts to enhance operational systems and hire additional personnel, including personnel to support development of our product candidates and satisfy our obligations as a public company.

If we are unable to obtain funding on a timely basis or on acceptable terms, we may have to delay, reduce or terminate our research and development programs and preclinical studies or clinical trials, if any, limit strategic opportunities or undergo reductions in our workforce or other corporate restructuring activities. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights to some of our technologies or product candidates that we would otherwise pursue on our own. We do not expect to realize revenue from sales of products or royalties from licensed products in the foreseeable future, if at all, and unless and until our product candidates are clinically tested, approved for commercialization and successfully marketed. To date, we have primarily financed our operations through the sale of debt and equity securities and payments received under our collaboration agreements. We will be required to seek additional funding in the future and currently intend to do so through additional collaborations, public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. Additional funds may not be available to us on acceptable terms or at all. If we raise additional funds by issuing equity securities, our stockholders will suffer dilution and the terms of any financing may adversely affect the rights of our stockholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities received any distribution of our corporate assets.

We may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific product candidates. As a result, we may forgo or delay pursuit of opportunities with other product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through partnership, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Through our AbMed subsidiary, we have in-licensed certain intellectual property rights relating to ABP-201 from MedImmune Limited, or MedImmune (now AstraZeneca), and are in breach of the terms of our license agreement with MedImmune/AstraZeneca.

The license agreement with MedImmune/AstraZeneca provides for a research plan with target dates for an IND application (July 2021) and Phase II commencement (December 2022), These target dates were not met, which gives MedImmune/AstraZeneca a termination right. We communicated with Medimmune/AstraZeneca in September 2021 regarding the development timeline, but no further discussion has been held. We continue to provide annual development reports to MedImmune/AstraZeneca, most recently in January 2024.

We do not expect a material impact on our business if MedImmune/AstraZeneca terminates this agreement. This license was originally entered into in connection with the development of ABP-200, which we are no longer developing. We believe that we do not need the intellectual property licensed under that agreement for the development and eventual commercialization of ABP-201 or any of our other programs. The risks described elsewhere pertaining to our patents and other intellectual property rights also apply to the intellectual property rights that we license from third parties, and any failure by us or our licensors to obtain, maintain, defend and enforce these rights could have a material adverse effect on our business.

We have entered, and may in the future seek to enter, into collaborations with third parties for the development and commercialization of our product candidates. If such collaborations are not successful, we may not be able to capitalize on the market potential of our product candidates.

ABP-102 is being developed and commercialized through a worldwide strategic partnership with Celltrion Inc. (“Celltrion”) (KRX:068270), a leading Korean biopharmaceutical company headquartered in Incheon, South Korea. ABP-201 is being developed and commercialized through a territorial partnership with Abpro Bio International, Inc. (“Abpro Bio”), a subsidiary of Abpro Bio Co. Ltd (KOSDAQ:195990), a company headquartered in Daegu, South Korea. ABP-150 is being developed under a collaboration agreement with Nanjing Chia Tai Tianqing Pharmaceutical Co., Ltd (“NJCTTQ”), headquartered in Nanjing, China.

We will continue to explore strategic and geographic-oriented partnerships that provide us with near-term economic benefits where we retain product rights to key strategic markets. More generally, we may also seek out third-party partners, such as biotech companies, pharmaceutical companies and distributors, for marketing, distribution, development, licensing or broader arrangements to complement our own capabilities.

Our ability to generate revenues from our existing collaborations for licensing and co-development of our product candidates and any future similar arrangements, will depend on our ability to successfully develop the product candidates and receive necessary product approvals for commercialization in the agreed territories. We have limited ability to control the actions of our joint development and any other third-party partners, and successful product development will depend to some extent on such third parties to perform the functions assigned to them in our contracts.

Collaborations involving our product candidates currently pose, and will continue to pose, the following risks to us:

•	third parties have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•

third parties may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on preclinical study or clinical trial results, changes in strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•

third parties may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

third parties could independently develop, or develop with other third parties, products that compete directly or indirectly with our product candidate if the partners believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	third parties with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•

third parties may not properly maintain, enforce or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation or other legal proceedings that could jeopardize, invalidate or render unenforceable our intellectual property or proprietary information or expose us to litigation, other legal proceedings or potential liability;

•	third parties may infringe, misappropriate or violate the intellectual property rights of others, which may expose us to litigation, other legal proceedings and potential liability;

•

third parties may engage in misconduct, including non-compliance with regulatory requirements, that may result in governmental investigations or other actions or lawsuits against us or the third party;

•

disputes may arise between our third-party collaborators and our company that result in the delay or termination of the research, development or commercialization of our product candidate or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of our product candidates in the most efficient manner or at all. If a partner of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated. Any failure of our existing and any future collaborations would negatively affect our business plans and strategy for our product candidate pipeline, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

If our partners cease development efforts under our existing or future collaborations, or if any of those agreements is terminated, these collaborations may fail to lead to commercial products and we may never receive milestone payments or future royalties under these agreements.

A portion of our future revenue and cash resources is expected to be derived from our license and collaboration agreements. Revenue from these collaborations depends upon continuation of the collaborations, reimbursement of development costs, the achievement of milestones and royalties, if any, derived from future products developed from our research. If we are unable to successfully advance the development of our product candidates or achieve milestones, revenue and cash resources from milestone payments under our collaboration agreements will be substantially less than expected.

In addition, to the extent that any of our existing or future partners were to terminate a collaboration agreement, we may be forced to independently develop these product candidates, including funding preclinical studies or clinical trials, assuming marketing and distribution costs and maintaining, enforcing and defending intellectual property rights, or, in certain instances, abandon product candidates altogether, any of which could result in a change to our business plan and a material and adverse effect on our business, financial condition, results of operations and prospects.

We may not successfully engage in strategic transactions, including any additional collaborations we seek, which could adversely affect our ability to develop and commercialize product candidates, impact our cash position, increase our expense, and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as additional collaborations, acquisitions of companies, asset purchases, joint ventures and out- or in-licensing of product candidates or technologies. In particular, we will evaluate and, if strategically attractive, seek to enter into additional collaborations, including with major biotechnology or biopharmaceutical companies or hospitals. The competition for partners is intense, and the negotiation process is time-consuming and complex. Any new collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the partner terminates the collaboration. Any such collaboration, or other strategic transaction, may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. These transactions would entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies;

•	incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs;

•	higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses;

•	difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business;

•	impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership; and

•	the inability to retain key employees of any acquired business.

Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material and adverse effect on our business, financial condition, results of operations and prospects. Conversely, any failure to enter any additional collaboration or other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our product candidates and have a negative impact on the competitiveness of any product candidate that reaches market.

We may acquire assets or form strategic alliances in the future, and we may not realize the benefits of such acquisitions.

We may acquire additional technologies and assets, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire assets with promising markets or technologies, we may not be able to realize the benefit of acquiring such assets if we are unable to successfully integrate them with our existing technologies. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction.

If third parties on which we intend to rely on to conduct certain preclinical studies, or any future clinical trials, do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development program could be delayed with material and adverse effects on our business, financial condition, results of operations and prospects.

We intend to rely on third-party clinical investigators, contract research organizations, or CROs, clinical data management organizations and consultants to design, conduct, supervise and monitor certain preclinical studies of our product candidates and will do the same for any clinical trials. Because we intend to rely on these third parties and will not have the ability to conduct certain preclinical studies or clinical trials independently, we will have less control over the timing, quality and other aspects of such preclinical studies and clinical trials than we would have had we conducted them on our own. These investigators, CROs and consultants will not be our employees and we will have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. The third parties with which we may contract might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.

If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, our clinical development programs could be delayed and otherwise adversely affected. In all events, we will be responsible for ensuring that each of our preclinical studies and clinical trials are conducted in accordance with the general investigational plan and protocols for the trial. The FDA requires preclinical studies to be conducted in accordance with good laboratory practices, or GLPs, and clinical trials to be conducted in accordance with good clinical practices, or GCPs, including for designing, conducting, recording and reporting the results of preclinical studies and clinical trials to ensure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Our reliance on third parties that we do not control will not relieve us of these responsibilities and requirements. Any adverse development or delay in our clinical trials could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Because we may rely on third-party manufacturing and supply partners for preclinical and clinical development materials, our supply may become limited or interrupted or may not be of satisfactory quantity or quality.

We produce only small-scale quantities of our antibodies and reagents for characterization, in vivo and in vitro assessment. We may rely on third-party contract manufacturers to manufacture our preclinical and clinical trial product supplies. We do not currently own manufacturing facilities for producing such supplies. There can be no assurance that our preclinical or clinical development product supplies will not be limited or interrupted, or will be of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements.

The manufacturing process for a product candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as current Good Manufacturing Practices, or cGMPs. In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

We expect to rely on third-party manufacturers if we receive regulatory approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements and comply with cGMPs could adversely affect our business in a number of ways, including:

•	an inability to initiate or continue clinical trials of product candidates under development;

•	delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;

•	loss of the cooperation of an existing or future partner;

•	subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

•	requirements to cease distribution or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products.

Our third-party manufacturers may be unable to successfully scale manufacturing of our product candidates in sufficient quality and quantity, which would delay or prevent us from developing our product candidates and commercializing approved products, if any.

In order to conduct clinical trials, we will need to manufacture large quantities of our product candidates. We may use third parties for our manufacturing needs. Our manufacturing partners may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If our manufacturing partners are unable to successfully scale the manufacture of our product candidates in sufficient quality and quantity, the development, testing, and clinical trials of that product candidate may be delayed or infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

If the market opportunities for our product candidates are smaller than we believe they are, our future product revenues may be adversely affected and our business may suffer.

Our understanding of both the number of people who suffer from HER2+ breast and gastric cancers or other tumors that can be treated with VEGF inhibitors, is based on estimates. These estimates may prove to be incorrect and new studies may reduce the estimated incidence or prevalence of these diseases. The number of patients in the United States, Europe, or elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our product candidates or patients may become increasingly difficult to identify and access, all of which would adversely affect our business, financial condition, results of operations and prospects.

Further, there are several factors that could contribute to making the actual number of patients who receive our potential product candidates less than the potentially addressable market. These include the lack of widespread availability of, and limited reimbursement for, new therapies in many underdeveloped markets.

We face competition from entities that have developed or may develop product candidates for the treatment of the diseases that we are initially targeting, including companies developing novel treatments and technology platforms. If these companies develop technologies or product candidates more rapidly than we do or their technologies are more effective, our ability to develop and successfully commercialize product candidates may be adversely affected.

The development and commercialization of drugs and therapeutic biologics is highly competitive. We compete with a variety of multinational biopharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors are often larger and better funded. Our competitors have developed, are developing or will develop product candidates and processes competitive with our product candidates and processes. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments that are currently in development or that enter the market. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop product candidates. There is intense and rapidly evolving competition in the biotechnology, biopharmaceutical and antibody and immunoregulatory therapeutics fields. We believe that while our DiversImmune® and MultiMabTM platforms, their associated intellectual property, the characteristics of our antibody product candidates in development, and our scientific and technical know-how give us a competitive advantage in this space, competition from many sources remains. Given the number of competitors, we strive to differentiate ourselves from them and contrast the perceived advantages of our technologies and product candidates. There is a risk that some of our competitors will take issue with our positioning and make allegations regarding our company or our business practices. Any such allegations could divert management’s attention, which could have an adverse effect on our business.

We are aware of several companies that are developing antibodies for the treatment of cancer and autoimmune diseases. Many of these companies are well-capitalized and, in contrast to us, have significant clinical experience, and may include our existing or future partners. In addition, these companies compete with us in recruiting scientific and managerial talent. Our success will partially depend on our ability to develop and protect antibodies that are safer and more effective than competing products. Our commercial opportunity and success will be reduced or eliminated if competing products that are safer, more effective, or less expensive than the antibodies we develop.

We expect to compete with antibody developers, such as Adimab Inc., AnaptysBio, Inc., Bristol-Myers Squibb Company, Glenmark Pharmaceuticals, Inc., Jounce Therapeutics, Inc., MorphoSys AG, Precigen, Inc., and Regeneron Pharmaceuticals, Inc. If our lead product candidates are approved, they will compete with a range of treatments that are either in development or currently marketed. For example, some of our product candidates will compete against traditional cancer therapies, such as chemotherapy, as well as immune-based treatments for cancer, such as CAR T and TCR therapies, developed or currently marketed by Bellicum Pharmaceuticals, Inc., Bluebird bio, Inc., Bristol-Myers Squibb Company, Cellectis S.A., Gilead Sciences, Inc., Novartis AG, Precigen, Inc., AstraZeneca and Genentech, Inc. (a member of the Roche Group, or Genentech/Roche).

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

Any inability to attract and retain qualified key management, technical personnel and employees would impair our ability to implement our business plan.

Our success largely depends on the continued service of key management, advisors and other specialized personnel, including Ian Chan, our chief executive officer and co-founder, and Robert Markelewicz, our chief medical officer. We have one written employment agreement with Ian Chan and have offer letters with Robert Markelewicz and Christian Zapf. The loss of one or more members of our executive team, management team or other key employees or advisors could delay our research and development programs and have a material and adverse effect on our business, financial condition, results of operations and prospects.

The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. We are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and technologies and the specialized nature of the regulatory approval process. Because our management team and key employees are not obligated to provide us with continued service, they could terminate their employment with us at any time without penalty. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

As of October 1, 2024, we had 15 full-time employees and one part-time employee. Our focus on the development of our product candidates will require adequate staffing. We may need to hire and retain new employees to execute our future clinical development and manufacturing plans. We cannot provide assurance that we will be able to hire and/or retain adequate staffing levels to develop our product candidates or run our operations and/ or to accomplish all of our objectives.

We may experience difficulties in managing our growth and expanding our operations.

We have limited experience in product development and have not begun clinical trials for any of our product candidates. As our product candidates enter and advance through preclinical studies and any clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. We may also experience difficulties in the discovery and development of new antibody product candidates using our DiversImmune® and MultiMabTM platforms if we are unable to meet demand as we grow our operations. In the future, we also expect to have to manage additional relationships with collaborators, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

If any of our product candidates is approved for marketing and commercialization and we are unable to develop sales, marketing and distribution capabilities on our own or enter into agreements with third parties to perform these functions on acceptable terms, we will be unable to commercialize successfully any such future products.

We currently have no sales, marketing or distribution capabilities or experience. If any of our product candidates is approved, we will need to develop internal sales, marketing and distribution capabilities to commercialize such products, which would be expensive and time-consuming, or enter into partnerships with third parties to perform these services. If we decide to market our products directly, we will need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we rely on third parties with such capabilities to market our products or decide to co-promote products with partners, we will need to establish and maintain marketing and distribution arrangements with third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and there can be no assurance that such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any approved product. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize our product candidates in foreign markets for which we may rely on partnership with third parties. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market, and we may never receive such regulatory approval for any of our product candidates. To obtain separate regulatory approval in many other countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our product candidates and ultimately commercialize our product candidates in foreign markets, we would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and the reduced protection of intellectual property rights in some foreign countries.

Price controls imposed in foreign markets may adversely affect our future profitability.

In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or future partners may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our antibody product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, financial condition, results of operations or prospects could be materially and adversely affected.

If any of our product candidates receives marketing approval and we or others later identify undesirable side effects caused by the product candidate, our ability to market and derive revenue from the product candidates could be compromised.

Undesirable side effects caused by our product candidates could cause regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. While we have not yet initiated clinical trials for any of our product candidates, it is likely that there may be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Such side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may materially and adversely affect our business, financial condition, results of operations and prospects.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate.

In the event that any of our product candidates receive regulatory approval and we or others identify undesirable side effects caused by one of our products, any of the following adverse events could occur, which could result in the loss of significant revenue to us and materially and adversely affect our results of operations and business:

•	regulatory authorities may withdraw their approval of the product or seize the product;

•	we may be required to recall the product or change the way the product is administered to patients;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Litigation and legal proceedings may substantially increase our costs and harm our business.

We have been, are, and may in the future become, party to lawsuits and legal proceedings including, without limitation, actions and proceedings in the ordinary course of business relating to our collaboration partners, directors, officers, stockholders, intellectual property rights, employment matters and the safety or efficacy of our products, which will cause us to incur legal fees and other costs related thereto, including potential expenses for the reimbursement of legal fees of officers and directors under indemnification obligations. See “Information About Abpro — Legal Proceedings”

The expense of defending against such litigation and legal proceedings may be significant and there can be no assurance that we will be successful in any defense. Further, the amount of time that may be required to resolve such lawsuits or legal proceedings is unpredictable, and these actions may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations, and cash flows. Our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our consolidated operations, cash flows and financial position. Additionally, any such claims, whether or not successful, could damage our reputation and business. Litigation and legal proceedings are subject to inherent uncertainties, and an adverse result in such matters that may arise from time to time could have a material adverse effect on our business, results of operations, and financial condition.

Our business entails a significant risk of product liability and our ability to obtain sufficient insurance coverage could have a material and adverse effect on our business, financial condition, results of operations and prospects.

As we move into conducting clinical trials of our product candidates, we will be exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of antibody treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs and potentially a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to trial participants or patients and a decline in our stock price. We currently do not have product liability insurance and will need to obtain such insurance prior to marketing any of our product candidates. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, our partners or we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, waste, abuse or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by employees could include intentional failures to comply with

FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other wasteful or abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant criminal, civil, and administrative fines or other sanctions, such as monetary penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity obligations, reputational harm, and the curtailment or restructuring of our operations.

Our internal computer systems, or those of CROs or other contractors or consultants we currently use or may use in the future, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Our internal computer systems and those of CROs and other contractors and consultants we use or may use in the future, may be vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruptions of our operations. For instance, the loss of preclinical data or data from any future clinical trial involving our product candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.

Our information technology systems could face serious disruptions that could adversely affect our business.

Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions and delays in our research and development work.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research, development and manufacturing involve the use of hazardous materials and various chemicals. We maintain quantities of various flammable and toxic chemicals in our facilities that are required for our research, development and manufacturing activities. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. We believe our procedures for storing, handling and disposing these materials in our facilities comply with the relevant guidelines of the Commonwealth of Massachusetts and the Occupational Safety and Health Administration of the U.S. Department of Labor. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of animals and biohazardous materials. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

Our current operations are concentrated across two locations in close proximity, and we or the third parties upon whom we depend may be adversely affected by natural disasters and we may not be adequately protected from a serious disaster.

Our current operations are concentrated across two locations in close proximity outside of Boston, Massachusetts. Any unplanned event, such as flood, fire, explosion, extreme weather condition, medical epidemics, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. Natural disasters such as snowstorms or hurricanes could further disrupt our operations, and have a material and adverse effect on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. We do not currently have disaster recovery and business continuity plans in place and this may have adverse consequences in the event of a serious disaster or similar event. As a result, we may incur substantial expenses, which could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Intellectual Property

If we are unable to obtain or protect intellectual property rights related to our technology and current or future product candidates, or if our intellectual property rights are inadequate, we may not be able to compete effectively.

Our success depends in part on our ability to obtain and maintain protection with respect to our owned and in-licensed intellectual property and proprietary technology. We rely on patents and other forms of intellectual property rights, including in-licenses of intellectual property rights of others, to protect our current or future platforms, product candidates, methods used to manufacture our current or future product candidates and methods for treating patients using our current or future product candidates.

We cannot predict whether any future patent applications will result in the issuance of patents that effectively protect any of our product candidates or will effectively prevent others from commercializing competitive products.

We also rely on our ability to preserve our trade secrets, to prevent third parties from infringing, misappropriating or violating our proprietary rights and to operate without infringing, misappropriating or violating the proprietary rights of others. The patent prosecution process is expensive, complex and time-consuming, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patents and patent applications at a reasonable cost or in a timely manner.

It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own or in-license may fail to result in issued patents, and, even if they do issue as patents, such patents may not cover our current or future technologies or product candidates in the United States or in other countries or provide sufficient protection from competitors. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued and its scope can be reinterpreted after issuance. There is no assurance that all of the potentially relevant prior art relating to our owned or in-licensed patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending application. Even if patents do successfully issue and even if such patents cover our current or any future technologies or product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful challenge to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any current or future technologies or product candidates that we may develop.

If patent applications we own or have in-licensed with respect to our development programs and current or future technologies or product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity, it could dissuade companies from collaborating with us to develop current or future technologies or product candidates, and threaten our ability to commercialize current or future products. Any such outcome could have a material adverse effect on our business, financial condition, results of operations and prospects.

The patent positions of biopharmaceutical companies are generally uncertain because they involve complex legal and factual considerations and have, in recent years, been the subject of much legislation and litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. The standards applied by the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in patents. In addition, changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our owned or in-licensed patents or narrow the scope of our patent protection. Publications of discoveries in scientific literature often lag behind the actual discoveries and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we or our licensors were the first to make the inventions claimed in our owned or in-licensed patents or pending applications, or that we or our licensors were the first to file for patent protection of such inventions. There is no assurance that all potentially relevant prior art relating to our owned or in-licensed patents and patent applications has been found. We may be unaware of prior art that could be used to invalidate an issued patent or prevent our owned or in-licensed pending patent applications from issuing as patents.

The filing of a patent application or the issuance of a patent is not conclusive as to its ownership, inventorship, scope, patentability, validity, or enforceability, and patents and patent applications may be challenged in the courts in the patent office in the Unites States and abroad. For example, we or our licensors may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, reexamination, inter partes review, post-grant review, or interference proceedings, declaratory judgment actions or counterclaims challenging our owned or in-licensed patent rights or the rights of others. An adverse determination in any such submission, proceeding, or litigation could prevent the issuance of, reduce the scope of, invalidate, or render unenforceable our owned or in-licensed patent rights, limit our ability to stop others from using or commercializing similar or identical platforms and products, allow third parties to compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned or in-licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize current or future platforms or product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Any failure to obtain or any loss of patent protection could have a material adverse impact on our business, financial condition, results of operations and prospects. We may be unable to prevent competitors from entering the market with a product that is similar to or the same as our current or future product candidates.

Moreover, some of our owned and in-licensed patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent application, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, we in-license certain patent rights covering ABP-110 from the National Cancer Institute, or NCI, a division of the National Institutes of Health, or NIH. As a result, the U.S. government may have certain rights, including so-called march-in rights, to such patent rights and any products or technology developed from such patent rights. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the U.S. government to use the invention for non-commercial purposes. These rights may permit the U.S. government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The U.S. government can exercise its march-in rights if it determines that action is necessary because we fail to achieve the practical application of government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the U.S. government of such rights could harm our competitive position, business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations under any license, collaboration or other intellectual property related agreements, we may be required to pay damages and could lose intellectual property rights that are necessary for developing, commercializing and protecting our current or future technologies or product candidates or we could lose certain rights to grant sublicenses.

We are heavily reliant upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the development of our technologies and product candidates. Our current license agreements impose, and any future license agreements we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement and/or other obligations on us. We previously were party to an Exclusive License Agreement with Memorial Sloan Kettering Cancer Center (“MSK”), which was terminated by MSK in September 2023 for our failure to fulfil our payment obligations to MSK. MSK has demanded payments totaling approximately $1.2 million. We have contacted MSK about possible settlement and have responded to a counterproposal received from MSK in February 2024, and are continuing discussions. We are in breach of our obligations under our license agreement with MedImmune/AstraZeneca. See “ — Through our AbMed subsidiary, we have in-licensed certain intellectual property rights relating to ABP-201 from MedImmune Limited, or MedImmune (now AstraZeneca), and are in breach of the terms of our license agreement with MedImmune/AstraZeneca.” Our breach of this license agreement or breach of any other license agreement, or the use of intellectual property licensed to us in an unauthorized manner, may require us to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. In certain circumstances, our licensed patent rights are subject to our reimbursing our licensors for their patent prosecution and maintenance costs.

Furthermore, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications that we license from third parties. For example, pursuant to each of our intellectual property licenses with MedImmune, and NCI, our licensors retain control of preparation, filing, prosecution, and maintenance, and, in certain circumstances, enforcement and defense of the patents and patent applications. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products or product candidates that are subject of such licensed rights could be materially adversely affected.

Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing, misappropriating or otherwise violating the licensor’s intellectual property rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

Patent terms may be inadequate to protect our competitive position on our current or future technologies or product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, the standard expiration of a patent is generally 20 years after it is filed. Various extensions may be available. However, the life of a patent and the protection it affords is limited. As a result, our owned and in-licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. For example, given the large amount of time required for the research, development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). Additionally, a patent term extension cannot extend the remaining term of a patent beyond 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. An extension may not be granted or may be limited because of, for example a failure to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our current or any future technologies or product candidates.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. The United States has recently enacted and implemented wide-ranging patent reform legislation. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law, which could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. These provisions also allow third-party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to challenge the validity of a patent by the USPTO administered post grant proceedings, including derivation, reexamination, inter partes review, post-grant review, and interference proceedings. The USPTO developed additional regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and, in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our issued owned or in-licensed patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. The recent decision by the Supreme Court in Association for Molecular Pathology v. Myriad Genetics, Inc. precludes claims directed to a nucleic acid having a stated nucleotide sequence that is identical to a sequence found in nature and that is unmodified. This decision has yet to be clearly interpreted by other courts and by the USPTO. We cannot assure you that the interpretations of this decision or that subsequent rulings will not adversely impact our owned or in-licensed patents or patent applications. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors’ ability to obtain new patents or to enforce our existing owned or in-licensed patents and patents that we might obtain or in-license in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may have a material adverse effect on our and our licensors’ ability to obtain new patents or to protect and enforce our owned or in-licensed patents or that we may obtain or in-license in the future.

Other companies or organizations may challenge our or our licensors’ patent rights or may assert patent rights that prevent us from developing and commercializing our current or future products.

Bispecific antibodies are a relatively new scientific field. As the field of antibody and immunoregulatory therapeutics matures, patent applications are being processed by national patent offices around the world. There is uncertainty about which patents will issue, and, if they do, as to when, to whom, and with what claims. In addition, third parties may attempt to invalidate our or our licensors’ intellectual property rights. Even if such rights are not directly challenged, disputes could lead to the weakening of our or our licensors’ intellectual property rights. Our defense against any attempt by third parties to circumvent or invalidate our intellectual property rights could be costly to us, could require significant time and attention of our management and could have a material and adverse effect on our business, financial condition, results of operations and prospects or our ability to successfully compete.

There are many issued and pending patents that claim aspects of our current or future product candidates and modifications that we may need to apply to our current or future product candidates. There are also many issued patents that claim antibodies or portions of antibodies that may be relevant for products we wish to develop. Thus, it is possible that one or more third parties will hold patent rights to which we will need a license, which may not be available on reasonable terms or at all. If those third parties refuse to grant us a license to such patent rights on reasonable terms or at all, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may not be able to market such technology or product candidates or perform research and development or other activities covered by these patents, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property rights throughout the world, which could negatively impact our business.

Filing, prosecuting and defending patents on current or future technologies or product candidates in all countries throughout the world would be prohibitively expensive. Competitors or other third parties may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection or licenses but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Additionally, the laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, including certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our owned and in-licensed patents or the marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our owned or in-licensed intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our owned or in-licensed patents at risk of being invalidated or interpreted narrowly, could put our owned or in-licensed patent applications at risk of not issuing, and could provoke third parties to assert claims against us or our licensors. We or our licensors may not prevail in any lawsuits that we or our licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our and our licensors’ efforts to enforce such intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or in-license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of its patents. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position in the relevant jurisdiction may be impaired and our business, financial condition, results of operations and prospects may be materially adversely affected.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse impact on the success of our business.

Our commercial success depends, in part, upon our ability and the ability of our current or future collaborators to develop, manufacture, market and sell our current or any future product candidates and use our proprietary technologies without infringing, misappropriating or violating the proprietary and intellectual property rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights.

We or our licensors, or any future strategic partners may be party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current or any future product candidates and technologies, including derivation, reexamination, inter partes review, post-grant review, or interference proceedings before the USPTO and similar proceedings in jurisdictions outside of the United States such as opposition proceedings. In some instances, we may be required to indemnify our licensors for the costs associated with any such adversarial proceedings or litigation. For example, our majority-owned subsidiary, AbMed Corporation, is obligated under the Collaboration and License Agreement with MedImmune to indemnify and hold harmless MedImmune for damages arising from intellectual property infringement by us resulting from exercise of the license from MedImmune. Third parties may assert infringement claims against us, our licensors or our strategic partners based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us, our licensors or our strategic partners to enforce or to otherwise assert their patent rights. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could have a material adverse impact on our ability to commercialize our current or any future platforms or product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent.

If we or our licensors, or any future strategic partners are found to infringe, misappropriate or violate a third-party patent or other intellectual property rights, we could be required to pay damages, including treble damages and attorney’s fees, if we are found to have willfully infringed. In addition, we or our licensors, or any future strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on commercially reasonable terms, if at all. Even if a license can be obtained on commercially reasonable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us, and it could require us to make substantial licensing and royalty payments. We also could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing platforms or product candidates. Any of the foregoing could have a material adverse effect on our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

In addition, we or our licensors may find it necessary to pursue claims or initiate lawsuits to protect or enforce our owned or in-licensed patent or other intellectual property rights. The cost to us in defending or initiating any litigation or other proceeding relating to our owned or in-licensed patent or other intellectual property rights, even if resolved in our favor, could be substantial, and any litigation or other proceeding would divert our management’s attention. Such litigation or proceedings could materially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and materially limit our ability to continue our operations. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

If we or our licensors were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates or our technology, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, indefiniteness, lack of written description, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensors and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our product candidates or certain aspects of our platform technology. Such a loss of patent protection could have a material adverse effect on our business, financial condition, results of operations and prospects. Patents and other intellectual property rights also will not protect our product candidates and technologies if competitors or third parties design around such product candidates and technologies without legally infringing, misappropriating or violating our owned or in-licensed patents or other intellectual property rights.

Intellectual property rights of third parties could adversely affect our ability to commercialize our current or future technologies or product candidates, and we might be required to litigate or obtain licenses from third parties in order to develop or market our current or future technologies or product candidates, which may not be available on commercially reasonable terms or at all.

Because the antibody landscape is still evolving, it is difficult to conclusively assess our freedom to operate without infringing, misappropriating or violating third-party rights. There are numerous companies that have pending patent applications and issued patents broadly covering antibodies generally or covering antibodies directed against the same targets as, or targets similar to, those we are pursuing. Our competitive position may materially suffer if patents issued to third parties or other third-party intellectual property rights cover our current or future technologies or product candidates or elements thereof, or our manufacture or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize current or future technologies or product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or product candidates. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future technologies or product candidates. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our current or future technologies or product candidates or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. applications filed before November 29, 2000 and certain U.S. applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates or platform technologies could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our platforms, our product candidates or the use of our technologies. Third-party intellectual property right holders may also actively bring infringement, misappropriation or violation claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing our product candidates. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our current or future technologies or product candidates that are held to be infringing, misappropriating or violating. We might, if possible, also be forced to redesign current or future technologies or product candidates so that we no longer infringe, misappropriate or violate the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for certain aspects of our current or future technologies and product candidates, we also consider trade secrets, including confidential and unpatented know-how, important to the maintenance of our competitive position. However, trade secrets and know-how can be difficult to protect. We protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. Despite these efforts, any of these parties may breach such agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We may also become involved in inventorship disputes relating to inventions and patents developed by our employees or consultants under such agreements. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret, or securing title to an employee-or consultant-developed invention if a dispute arises, is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in the United States and certain foreign jurisdictions are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be materially and adversely harmed.

We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets or other proprietary information of our employees’ or consultants’ former employers or their clients.

Many of our employees were previously employed at universities or biotechnology or biopharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or may be enjoined from using such intellectual property, and would likely divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. A loss of key research personnel or their work product could limit our ability to commercialize, or prevent us from commercializing, our current or future technologies or product candidates, which could materially harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned and in-licensed patents and/or applications and any patent rights we may own or in-license in the future. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and we are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our in-licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or platforms, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be materially adversely affected.

Intellectual property rights do not necessarily address all potential threats to our business.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business. The following examples are illustrative:

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others may be able to make compounds or formulations that are similar to our product candidates, but that are not covered by the claims of any patents, should they issue, that we own, license or control;

•	we or any strategic partners might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own, license or control;

•	we or our licensors might not have been the first to file patent applications covering certain of our owned and in-licensed inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or violating our owned or in-licensed intellectual property rights;

•	it is possible that our owned or in-licensed pending patent applications will not lead to issued patents;

•	issued patents that we own, in-license or control may not provide us with any competitive advantages, or may be narrowed or held invalid or unenforceable, including as a result of legal challenges;

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our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary platforms that are patentable;

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how; and

•	the patents of others may have an adverse effect on our business.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

All of our product candidates are in preclinical development and their risk of failure is high. It is impossible to predict when or if any of our product candidates will prove effective and safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or safety profiles, notwithstanding promising results in earlier trials.

We expect to commence clinical trials of our two lead product candidates, ABP-102 for the treatment of breast and gastric cancers, and ABP-201 for the treatment of wet age-related macular degeneration (Wet AMD) and diabetic macular edema (DME) in 2026. Commencing these clinical trials is subject to finalizing the trial design and filing an IND or similar filing with the FDA or similar foreign regulatory authority. Even after we file our IND or comparable submissions in other jurisdictions, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trials or disagree with our study design, which may require us to complete additional preclinical studies or amend our protocols or impose stricter conditions on the commencement of clinical trials.

We may experience delays in completing our preclinical studies and initiating or completing clinical trials of our product candidates. We do not know whether planned preclinical studies and clinical trials will be completed on schedule or at all, or whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Our development programs may be delayed for a variety of reasons, including delays related to:

•	the FDA or other regulatory authorities requiring us to submit additional data or imposing other requirements before permitting us to initiate a clinical trial;

•	obtaining regulatory approval to commence a clinical trial;

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reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	obtaining institutional review board, or IRB, approval at each clinical trial site;

•	recruiting suitable patients to participate in a clinical trial;

•	having patients complete a clinical trial or return for post-treatment follow-up;

•	clinical trial sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites; or

•	manufacturing sufficient quantities of our product candidates for use in clinical trials.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, the severity of the disease under investigation, our payments for conducting clinical trials, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs or therapeutic biologics that may be approved for the indications we are investigating. Especially because our product candidates may initially target indications that may be characterized as orphan markets, the clinical trial timeline for the regulatory process could be prolonged if sufficient patients cannot be enrolled in a timely manner. Furthermore, we expect to rely on our partners, CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we expect to enter into agreements governing their committed activities, we have limited influence over their actual performance.

We could encounter delays if prescribing physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, our partners, the IRBs of the institutions in which such trials are being conducted, the Data Safety Monitoring Board for such trial or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug or therapeutic biologic, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may materially and adversely affect our business, financial condition, results of operations and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We may be unable to obtain U.S. or foreign regulatory approval and, as a result, be unable to commercialize our product candidates, resulting in substantial harm to our business.

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. Our product candidates are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs and therapeutic biologics. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required to be successfully completed in the U.S. and in many foreign jurisdictions before a new drug or therapeutic biologic can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that none of the product candidates we may develop will obtain the regulatory approvals necessary for us or our existing or future partners to begin selling them.

We have very limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when regulating us require judgment and can change, which makes it difficult to predict with certainty how they will be applied. Any analysis we perform of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be.

We believe the FDA has limited early experience with bispecific antibody-based therapeutics, which may increase the complexity, uncertainty and length of the regulatory approval process for our product candidates. For example, the FDA may require us to provide additional data to support our regulatory applications, including Biologics License Applications, or BLAs. In addition, because there may be approved treatments for some of the diseases for which we may seek approval, in order to receive regulatory approval, we may need to demonstrate through clinical trials that the product candidates we develop to treat these diseases, if any, are not only safe and effective, but safer or more effective than existing products.

Any delay or failure in obtaining required approvals could have a material and adverse effect on our ability to generate revenues from the particular product candidate for which we are seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which we may market the product or the labeling or other restrictions.

We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities outside the United States and vice versa.

We may in the future conduct clinical trials for current or future product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We may in the future choose to conduct one or more clinical trials outside the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCP and the FDA is able to validate the data from the study through an onsite inspection, if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we or our existing or future partners obtain for our product candidates may also be subject to limitations on the approved indicated uses for which a product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including “Phase 4” clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, import, export, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our strategic partners;

•	suspension or revocation of product license approvals;

•	product seizure or detention or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

We may fail to obtain and maintain orphan drug designation from the FDA for our current and future product candidates, as applicable.

Our strategy may include filing for orphan drug designation if and where available for our product candidates. Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee exemptions. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the original manufacturer is unable to assure sufficient product quantity.

We may pursue orphan designations for our lead product candidates ABP-102 and ABP-201. However, while we may seek orphan drug designations for our product candidates, we may never receive such designations. In addition, orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process. Even if we obtain such designations, we may not be the first to obtain regulatory approval of a product candidate for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. We may also fail to meet requirements to maintain orphan drug designation while developing ABP-102 and ABP-201. In addition, exclusive marketing rights in the United States may be limited if we decide to seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the orphan-designated disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may receive and be approved for the same condition, and only the first applicant to receive approval will receive the benefits of marketing exclusivity. Even after an orphan-designated product is approved, the FDA can subsequently approve a later drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior if it is shown to be safer, more effective or makes a major contribution to patient care.

We may attempt to secure approval from the FDA through the use of accelerated approval pathways. If unable to obtain approval under an accelerated pathway, we may be required to conduct additional preclinical studies or clinical trials which could increase the expense of obtaining, reduce the likelihood of obtaining and/or delay the timing of obtaining, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

We may seek an accelerated approval development pathway for our product candidates, including ABP-102 and ABP-201. Under the accelerated approval provisions of the Federal Food, Drug, and Cosmetic Act, or the FDCA, and the FDA’s implementing regulations, the FDA may grant accelerated approval to a product designed to treat a serious or life-threatening condition that provides meaningful therapeutic advantage over available therapies and demonstrates an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval development pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical profile or risks and benefits for accelerated approval. The FDA may require that any such confirmatory study be initiated or substantially underway prior to the submission of an application for accelerated approval. If such post-approval studies fail to confirm the drug’s clinical profile or risks and benefits, the FDA may withdraw its approval of the drug.

If we choose to pursue accelerated approval, we intend to seek feedback from the FDA or will otherwise evaluate our ability to seek and receive such accelerated approval. There can be no assurance that, after our evaluation of the feedback from the FDA or other factors, we will decide to pursue or submit a BLA for accelerated approval or any other form of expedited development, review or approval. Furthermore, if we submit an application for accelerated approval, there can be no assurance that such application will be accepted or that approval will be granted on a timely basis, or at all. The FDA also could require us to conduct further studies or trials prior to considering our application or granting approval of any type. We might not be able to fulfill the FDA’s requirements in a timely manner, which would cause delays, or approval might not be granted because our submission is deemed incomplete by the FDA. A failure to obtain accelerated approval or any other form of expedited development, review or approval for a product candidate would result in a longer time period to commercialize such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

Even if we receive accelerated approval from the FDA, we will be subject to rigorous post-marketing requirements, including the completion of confirmatory post-market clinical trial(s) to verify the clinical benefit of the product, and submission to the FDA of all promotional materials prior to their dissemination. The FDA could seek to withdraw accelerated approval for multiple reasons, including if we fail to conduct any required post-market study with due diligence, a post-market study does not confirm the predicted clinical benefit, other evidence shows that the product is not safe or effective under the conditions of use, or we disseminate promotional materials that are found by the FDA to be false and misleading.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the Patient Protection and Affordable Care Act, or the ACA, was enacted, which, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been judicial, Congressional and executive challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. The Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions that resulted in aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken.

In August 2022, the Inflation Reduction Act of 2022, or the IRA, was signed into law. The IRA includes several provisions that may impact our business, depending on how various aspects of the IRA are implemented. Provisions that may impact our business include a $2,000 out-of-pocket cap for Medicare Part D beneficiaries, the imposition of new manufacturer financial liability on most drugs in Medicare Part D, permitting the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, requiring companies to pay rebates to Medicare for drug prices that increase faster than inflation, and delaying the rebate rule that would require pass through of pharmacy benefit manager rebates to beneficiaries. In August 2023, the government selected the first 10 drugs to be put through the Medicare drug price negotiation program, which is currently subject to several constitutional challenges. The outcomes of these challenges on the IRA, and the effect of the IRA on our business and the healthcare industry in general, are not yet known.

There has been increasing legislative and enforcement interest in the United States with respect to product pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to product pricing, reduce the cost of products under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. The HHS has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. It is unclear what effect such legislative and enforcement interest may have on prescription devices.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any marketed product, which could have an adverse effect on patients for our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels in the U.S. directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from products that we may successfully develop and for which we may obtain regulatory marketing authorization and may affect our overall financial condition and ability to develop product candidates. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our current or any future product candidates we may develop may lose any regulatory marketing authorization that may have been obtained and we may not achieve or sustain profitability.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the ACA was enacted, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjected therapeutic biologics to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and therapeutic biologics that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program, extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs and therapeutic biologics and added a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs and therapeutic biologics to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs and therapeutic biologics to be covered under Medicare Part D.

However, some provisions of the ACA have yet to be fully implemented and certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the Trump Administration to repeal or replace certain aspects of the ACA. For example, since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. On December 20, 2017, Congress passed The Tax Cuts and Jobs Act, which includes a provision repealing the individual mandate under the ACA, effective January 1, 2019. We continue to evaluate how the ACA and recent efforts to repeal and replace or limit the implementation of the ACA will impact our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers. Additionally, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products. For example, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. These new laws and initiatives may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our future customers and accordingly, our financial operations.

Further, on December 13, 2016, President Obama signed the 21st Century Cures Act, or Cures Act, into law. Among other provisions, the Cures Act reauthorized the existing priority review voucher program for certain drugs intended to treat rare pediatric diseases until 2020; created a new priority review voucher program for drug applications determined to be material national security threat medical countermeasure applications; revised the FDCA to streamline review of combination product applications; required FDA to evaluate the potential use of “real world evidence” to help support approval of new indications for approved drugs; provided a new “limited population” approval pathway for antibiotic and antifungal drugs intended to treat serious or life-threatening infections; and authorized FDA to designate a drug as a “regenerative advanced therapy,” thereby making it eligible for certain expedited review and approval designations.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

If we or existing or future partners, manufacturers or service providers fail to comply with healthcare laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to develop, market and sell our products and may harm our reputation.

Healthcare providers, physicians and third-party payors, among others, will play a primary role in the prescription and recommendation of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers, among others, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our product candidates for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, a person or entity from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease order, arranging for or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, by a federal healthcare program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violation of the federal Anti-Kickback Statue carries criminal penalties and fines as well as administrative sanctions under the Civil Money Penalties Law. In addition, a violation of the Anti-Kickback Statute can form the basis for a violation of the federal False Claims Act;

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the federal civil and criminal false claims laws, including the federal False Claims Act, and civil monetary penalties laws that impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a referral made in violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouse as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

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the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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the federal transparency requirements known as the federal Physician Payments Sunshine Act, created as part of ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicare or the Children’s Health Insurance Program to report annually to CMS information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

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the analogous local, state and foreign laws and regulations, such as state anti-kickback and false claims laws that may apply to healthcare items or services reimbursed by third-party payors, including private insurers; local, state and foreign transparency laws that require manufacturers to report information related to payments and transfers of value to other health care providers and health care entities, or marketing expenditures; state laws that require pharmaceutical companies to register certain employees engaged in marketing activities in the location and comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. If our operations are found to be in violation of any such requirements, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, individual imprisonment, disgorgement, contractual damages, reputational harm, exclusion from participation in government healthcare programs, integrity obligations, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private qui tam actions brought by individual whistleblowers in the name of the government, refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

If we fail to comply with U.S. and foreign regulatory requirements, regulatory authorities could limit or withdraw any marketing or commercialization approvals we may receive and subject us to other penalties that could materially harm our business.

Even if we receive marketing and commercialization approval of a product candidate, we will be subject to continuing regulatory requirements, including in relation to adverse patient experiences with the product and clinical results that are reported after a product is made commercially available, both in the United States and any foreign jurisdiction in which we seek regulatory approval. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. The FDA also has the authority to require a Risk Evaluation and Mitigation Strategy, or a REMS, after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug or therapeutic biologic. The manufacturer and manufacturing facilities we use to make a future product, if any, will also be subject to periodic review and inspection by the FDA and other regulatory agencies, including for continued compliance with cGMP requirements. The discovery of any new or previously unknown problems with our third-party manufacturers, manufacturing processes or facilities may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market. We intend to rely on third-party manufacturers and we will not have control over compliance with applicable rules and regulations by such manufacturers. Any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review. If we or our existing or future partners, manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the U.S. or foreign jurisdictions in which we seek to market our products, we or they may be subject to, among other things, fines, warning letters, holds on clinical trials, delay of approval or refusal by the FDA to approve pending applications or supplements to approved applications, suspension or withdrawal of regulatory approval, product recalls and seizures, administrative detention of products, refusal to permit the import or export of products, operating restrictions, injunction, civil penalties and criminal prosecution.

Even if we are able to commercialize any product candidate, such product candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

Our ability to commercialize any products successfully will depend, in part, on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors, such as government authorities, private health insurers, and health maintenance organizations. Patients who are prescribed medications for the treatment of their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Coverage and adequate reimbursement from government healthcare programs, such as Medicare and Medicaid, and private health insurers are critical to new product acceptance. Patients are unlikely to use our future product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates.

Cost-containment is a priority in the U.S. healthcare industry and elsewhere. As a result, government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Third-party payors also may request additional clinical evidence beyond the data required to obtain marketing approval, requiring a company to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of its product. We cannot be sure that coverage and adequate reimbursement will be available for any product that we commercialize and, if reimbursement is available, that the level of reimbursement will be adequate. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available or are available only at limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

Additionally, the regulations that govern regulatory approvals, pricing and reimbursement for new drugs and therapeutic biologics vary widely from country to country. Some countries require approval of the sale price of a drug or therapeutic biologic before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain regulatory approval.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third-party intermediaries, joint venture partners and collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We interact with officials and employees of government agencies and government-affiliated hospitals, universities, and other organizations. In addition, we may engage third-party intermediaries to promote our clinical research activities abroad and/or to obtain necessary permits, licenses, and other regulatory approvals. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize or have actual knowledge of such activities.

We will adopt a Code of Business Conduct and Ethics, which will be effective upon the Closing of the Business Combination, and expect to prepare and implement policies and procedures to ensure compliance with such code. The Code of Business Conduct and Ethics mandates compliance with the FCPA and other anti-corruption laws applicable to our business throughout the world. However, we cannot assure you that our employees and third-party intermediaries will comply with this code or such anti-corruption laws. Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas, investigations, or other enforcement actions are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even cause us to appoint an independent compliance monitor which can result in added costs and administrative burdens.

Comprehensive tax reform bills could adversely affect our business and financial condition.

The U.S. government is in the process of enacting comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, (i) a permanent reduction to the corporate income tax rate, (ii) a partial limitation on the deductibility of business interest expense, (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) and (iv) a one-time tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform is uncertain, and our business and financial condition could be adversely affected. This proxy statement/prospectus does not discuss any such tax legislation or the manner in which it might affect purchasers of our common stock. We urge our stockholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage points change (by value) in the ownership of its equity over a rolling three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and certain other pre-change tax attributes to offset its post-change income and taxes may be limited.

We may have experienced such ownership changes in the past, and we may experience ownership changes in the future, some of which are outside of our control. As of December 31, 2023, we had federal net operating loss carryforwards of approximately $74.9 million, and our ability to utilize those net operating loss carryforwards could be limited by an “ownership change” as described above, which could result in increased tax liability to our company.

Risks Related to Becoming a Public Company

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limited and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for shares of Post-Combination Company common stock will depend in part on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades the Post-Combination Company common stock, or if our reporting results do not meet their expectations, the market price of shares of Post-Combination Company common stock could decline.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

Upon consummation of the Business Combination, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations will require, among other things that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.

We have concluded that our disclosure controls and procedures were not effective as of December 31, 2023. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

We concluded that our internal control over financial reporting was ineffective as of December 31, 2023 because a material weakness existed in our internal control over financial reporting. Management identified errors related to the completeness and accuracy of financial data, relating to unrecorded liabilities as of December 31, 2023. These errors were corrected prior to the issuance of the consolidated financial statements for the year ended December 31, 2023.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to improve our internal control over financial reporting. These remediation measures may be time consuming and costly, and there is no assurance that these initiatives will ultimately have the intended effects.

A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. If we identify any material weaknesses in internal control over financial reporting, any such material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

To address this material weakness, management has devoted, and plans to continue to devote, significant effort and resources to the remediation and improvement of its internal controls over financial reporting, including the addition of qualified accounting personnel in charge of period-end close procedures, accrued liability estimates, and improvement of internal communications within the Company as it relates to the impact of new and outstanding contractual arrangements. We can offer no assurance that these initiatives will ultimately have the intended effects.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls.

Changes in accounting rules and regulations, or interpretations thereof, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for public companies are subject to review, interpretation and guidance from our independent registered accounting firm and relevant accounting authorities, including the SEC. Changes to accounting methods or policies, or interpretations thereof, may require us to reclassify, restate or otherwise change or revise our consolidated financial statements.

Risks Relating to ACAB

In this subsection “we,” “us” and “our” refer to ACAB prior to the Business Combination and to the Post-Combination Company following the Business Combination.

Past performance by our management team or Atlantic Coastal Acquisition Corp. may not be indicative of business and operating results.

Information regarding performance by, or businesses associated with, our management team and their affiliates is presented for informational purposes only. Past performance by our management team or Atlantic Coastal Acquisition Corp. (“ACA I”) is not a guarantee of success with respect to any business combination we may consummate. You should not rely on the historical record of our management team’s or their affiliates’ performance as indicative of our future performance of an investment in our company or the returns our company will, or is likely to, generate going forward.

In addition, certain of our executive officers and directors previously served as executive officers and directors of ACA I, which went public in March 2021. In December 2021, ACA I announced a definitive agreement for a business combination with Essentium, Inc., a leading innovator of industrial additive manufacturing solutions. Such definitive agreement was subsequently terminated on February 9, 2022.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including restrictions on the nature of our investments and restrictions on the issuance of securities, each of which may make it difficult for us to complete our initial business combination and instead be required to liquidate. In addition, we may have imposed upon us burdensome requirements, including registration as an investment company with the SEC, adoption of a specific form of corporate structure and reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

We do not believe that our anticipated principal activities will subject us to the Investment Company Act. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. Because the investment of the proceeds will be restricted to these instruments, we believe we will meet the requirements for the exemption provided in Rule3a-1 promulgated under the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to consummate our initial business combination within the required time period, our public stockholders may receive only approximately $11.22 per share, or less in certain circumstances, on the liquidation of our trust account and our warrants will expire worthless.

To mitigate the risk of us being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), on December 29, 2023, we instructed the Trustee with respect to the Trust Account, to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash (which may include demand deposit accounts) until the earlier of the consummation of our business combination or liquidation. As a result, following the liquidation of securities in the Trust Account we will receive minimal interest on the funds held in the Trust Account, which would reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of ACAB. Because the funds in the Trust Account were previously held in such U.S. government securities or money market funds for a period of almost 24 months, there is a greater risk that ACAB will be deemed to be an unregistered investment company under the Investment Company Act.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including restrictions on the nature of our investments and restrictions on the issuance of securities, and we might be forced to abandon our efforts to complete a business combination and instead be required to liquidate. If we are required to liquidate, our stockholders would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants following such a transaction, and our warrants would expire worthless. In addition, we would be subject to additional burdensome regulatory requirements, which may include registration as an investment company with the SEC, adoption of a specific form of corporate structure and reporting, record keeping, voting, proxy and disclosure requirements and expenses for which we have not allotted funds.

We do not believe that our anticipated principal activities will subject us to the Investment Company Act. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. Because the investment of the proceeds will be restricted to these instruments, we believe we will meet the requirements for the exemption provided in Rule3a-1 promulgated under the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to consummate our initial business combination within the required time period, our public stockholders may receive only approximately $11.22 per share, or less in certain circumstances, on the liquidation of our trust account and our warrants will expire worthless.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early-stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss. Due to the political uncertainty involving Russia and Ukraine and the Middle East, there is an increased likelihood that escalation of tensions could result in cyber attacks that could either directly or indirectly impact our business and lead to financial loss.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect the business, investments and results of our operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the business, investments and results of our operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

The SEC has recently issued final rules relating to certain activities of SPACs. Certain of the procedures that we, a potential business combination target or others may determine to undertake in connection with such proposals may increase our costs and the time needed to complete our initial business combination and may constrain the circumstances under which we could complete an initial business combination. The need for compliance with the SPAC Final Rules (defined below) may cause us to liquidate the funds in the Trust Account or liquidate the Company at an earlier time than we might otherwise choose.

On March 30, 2022, the SEC issued proposed rules (the “SPAC Proposed Rules”) relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; effectively eliminating the safe harbor relating to the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose, and activities.

On January 24, 2024, the SEC announced final rules substantially similar to the SPAC Proposed Rules (the “SPAC Final Rules”), became effective on July 1, 2024. These rules may materially increase the costs and time needed to complete the business combination or impair our ability to complete the business combination.

There has been and may in the future be diversity in the capital structure, financial accounting policies, and resultant financial reporting by SPACs, which may have a material effect on our financial results.

On April 12, 2021, the staff of the SEC issued a statement related to warrants issued by special purpose acquisition companies, which resulted in the warrants issued by many special purpose acquisition companies being classified as liabilities rather than equity as previously reported. While we are accounting for our warrants as equity, further statements by the SEC relating to accepted accounting of special purpose acquisition companies could result in the correction of accounting errors in previously issued financial statements, restatements of previously issued audited financial statements, the filing of notices that previously issued financial statements may not be relied upon and findings of material weaknesses and significant deficiencies in internal controls over financial reporting.

We have identified a material weakness in our disclosure controls and procedures that, if unsuccessfully remediated, could adversely affect our ability to report our financial results on a timely and accurate basis and to consummate an initial business combination.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures contained a material weakness as of September 30, 2023 and December 31, 2023, respectively, which remains unremedied as of the date of filing due to the Company not filing timely tax returns, utilizing cash withdrawn from the trust account for tax obligations for operating purposes and over-accrual of expenses. Our management is currently evaluating remedial actions in response to the foregoing material weakness, but no such actions have been taken as of the date of filing. Failure to achieve and maintain effective disclosure controls and procedures could adversely affect our ability to report our financial results on a timely and accurate basis and to consummate an initial business combination. If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses, as described in our Annual Report on Form 10-K/A filed April 1, 2024.

Risks Relating to the Business Combination

In this subsection “we,” “us” and “our” refer to ACAB prior to the Business Combination and to the Post-Combination Company following the Business Combination.

Subsequent to the consummation of the Business Combination, the post-combination company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although we have conducted due diligence on Abpro, we cannot assure you that this diligence revealed all material issues that may be present in Abpro, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of our control will not later arise. As a result, we may be forced to later write-down or write-off assets, restructure our operations or incur impairment or other charges that could result in losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us following the completion of the Business Combination or our securities. In addition, charges of this nature may cause us to be unable to obtain future financing on favorable terms or at all.

The Sponsor and other Initial Stockholders of ACAB have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal.

When considering the ACAB Board’s recommendation that our stockholders vote in favor of the approval of the Business Combination Proposal, ACAB’s stockholders should be aware that our directors and officers and the Sponsor have interests in the Business Combination that may be different from, or in addition to, the interests of ACAB’s stockholders. These interests include:

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the fact that the Sponsor holds an aggregate of 13,850,000 private placement warrants that would expire worthless if a business combination is not consummated, which if unrestricted and freely tradable would be valued at approximately $554,000, based on the closing price of our public warrants of $0.04 per warrant on October 9, 2024, the record date for the Special Meeting, resulting in a theoretical gain of $(13,296,000);

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the fact that the Sponsor, officers and directors have agreed not to redeem any of the shares of our common stock held by them in connection with a stockholder vote to approve the Business Combination;

•	the fact that the Sponsor will at the Closing, (i) be paid $600,000 for ACAB expenses attributed to it from the Trust Account and/or by ACAB and (ii) be issued the Additional Sponsor Shares;

•

the fact that Abpro received a bridge loan from Shahraab Ahmad, Chief Executive Officer of ACAB in the amount of $103,000 under a promissory note issued by Abpro to Mr. Ahmad. At the earlier of the Closing or November 20, 2024, Mr. Ahmad will be repaid $206,000;

•

the fact that our Initial Stockholders paid an aggregate of $25,000 for the Founder Shares and that such securities will have a significantly higher value at the time of the business combination, which if unrestricted and freely tradable would be valued at approximately $83,250,000, based on the closing price of our Series A common stock of $11.10 per share on October 9, 2024, the record date for the Special Meeting, resulting in a theoretical gain of $83,225,000;

•	the fact that certain of ACAB’s officers and directors collectively own, directly or indirectly, a material interest in the Sponsor;

•	the anticipated appointment of Shahraab Ahmad, Chief Executive Officer of ACAB, as Chief Financial Officer of the combined company in connection with the Closing;

•	the anticipated appointment of Anthony Eisenberg, Chief Strategy Officer and member of the ACAB Board, as a director on the board of the combined company in connection with the Closing;

•

if the trust account is liquidated, including in the event we are unable to complete an Initial Business Combination within the required time period, the Sponsor has agreed to indemnify us to ensure that the proceeds in the trust account are not reduced below $10.20 per Public Share, or such lesser amount per Public Share as is in the trust account on the liquidation date, by the claims of (a) any third party for services rendered or products sold to us or (b) a prospective target business with which we have entered into an acquisition agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the trust account;

•

the fact that our independent directors own an aggregate of 250,000 Founder Shares, which if unrestricted and freely tradeable would be valued at approximately $2,775,000, based on the closing price of our Series A common stock of $11.10 per share on October 9, 2024, the record date for the special meeting;

•

the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•

the fact that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other ACAB stockholders experience a negative rate of return in the post-business combination company;

•

the fact that the Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations;

•

the fact that, pursuant to the Expense Advancement Agreement, ACAB has incurred debt obligations and may incur additional debt obligations prior to closing, up to $600,000, owing to the Sponsor. Upon the successful consummation of the Business Combination, such obligations may, at the option of the Sponsor, (i) be deemed fully repaid or (ii) be applied to satisfy the Minimum Cash Condition under the Business Combination Agreement. If the Business Combination is not consummated, ACAB would be liable to repay such indebtedness to the Sponsor and ACAB may be unable to repay such obligations owing to the Sponsor; and

•	the fact that the Sponsor and ACAB’s officers and directors will lose their entire investment in us if an Initial Business Combination is not completed.

Further, as of the date of this proxy statement/prospectus, there has been no reimbursement to the Sponsor, officers or directors for any out-of-pocket expenses incurred in connection with activities on our behalf, and no such amounts have been incurred as of the date of this proxy statement/prospectus. However, on October 14, 2023 and November 14, 2023, ACAB issued unsecured promissory notes (the “2023 Notes”) to the Sponsor in the aggregate principal amounts of $80,000 and $80,000, respectively, in connection with monthly extensions of the deadline to consummate an initial business combination. In the event that ACAB does not consummate an initial business combination, all amounts loaned to ACAB under the 2023 Notes will be forgiven except to the extent that ACAB has funds available to it outside of its trust account established in connection with the ACAB IPO. The balance will be paid by ACAB at the Closing. As of June 30, 2024 and December 31, 2023, the Sponsor advanced the Company $2,225,051 and $1,655,000, respectively, and is reflected in the condensed consolidated balance sheets. The advances from the Sponsor do not accrue interest and are payable upon the closing of the Merger.

On May 30, 2024, the Company and the Sponsor entered into an expense advancement agreement (the “Expense Advancement Agreement”), pursuant to which the Sponsor has agreed to advance to the Company up to $600,000 in the aggregate, including previous amounts advanced from the Sponsor to the Company, on an interest-free basis as may be necessary to cover working capital expenses, fund certain redemptions of the Company’s common stock and cover costs and expenses in connection with the consummation of the Company’s proposed business combination with. Each advance under the Expense Advancement Agreement will be evidenced by a promissory note, the form of which is included as an exhibit to the Expense Advancement Agreement. This agreement replaces the previous Extension Promissory Notes in the aggregate amount of $160,000. As of the date of his filing ACAB has borrowed $160,000 under the Expense Advance Agreement, with $440,000 available for withdrawal.

The founders, executive officers and directors of ACAB have agreed to vote in favor of the business combination, regardless of how other public stockholders vote, however, there is only one (1) founder share entitled to vote in connection with an initial business combination.

Unlike many other blank check companies in which the founders, executive officers and directors agree to vote their founder shares and any public shares purchased during or after an initial public offering in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, our founders, executive officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with ACAB, to vote any common stock held by them in favor of our initial business combination. As a result, in addition to the one (1) founder share held by ACAB’s founders, executive officers and directors that are entitled to vote, we would need 270,635 or approximately 50.0%, of the 541,269 public shares remaining after the April 2023, December 2023 and September 2024 stockholder redemptions to be voted in favor of a transaction (assuming all issued and outstanding shares are voted) in order to have such initial business combination approved.

ACAB’s Initial Stockholders hold a significant number of shares of our common stock and the Sponsor holds a significant number of our warrants. They will lose their entire investment in us if we do not complete an Initial Business Combination.

The Sponsor and our independent directors hold 7,450,000 Founder Shares, representing approximately 20% of the total outstanding shares upon completion of the ACAB IPO and approximately 92.7% of the total outstanding shares after the September 2024 charter amendment. In addition, the Sponsor will be issued the Additional Sponsor Shares at the Closing. The Founder Shares will be worthless if we do not complete an initial business combination by November 19, 2024. In addition, the Sponsor holds 13,850,000 private placement warrants that will also be worthless if we do not complete an initial business combination by November 19, 2024. On December 15, 2023, the stockholders of ACAB approved the proposal to extend the Completion Window to March 19, 2024 and further provide that the ACAB Board may, without another stockholder vote, further extend the Completion Window on a monthly basis up to six times by an additional one month each time thereafter by resolution of the ACAB Board, if requested by the Sponsor, until September 19, 2024, subject in each case to certain advance notice requirements. On September 19, 2024, the stockholders of ACAB approved the proposal to extend the Completion Window to October 19, 2024 and further provide that the ACAB Board may, without another stockholder vote, further extend the Completion Window on a monthly basis once by resolution of the ACAB Board, if requested by the Sponsor, until November 19, 2024, subject to certain advance notice requirements.

The Founder Shares are identical to the shares of Series A common stock included in the units, except that (a) the Founder Shares are subject to certain transfer restrictions and (b) the Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed (i) to waive their redemption rights with respect to their Founder Shares and Public Shares owned in connection with the completion of an initial business combination, (ii) to waive their rights to liquidating distributions from the trust account with respect to their Founder Shares if we fail to complete an Initial Business Combination by November 19, 2024 (although they will be entitled to liquidating distributions from the trust account with respect to any Public Shares they hold if we fail to complete an initial business combination by November 19, 2024).

On April 18, 2023, the Series B Holders voluntarily converted 7,499,999 shares of Series B common stock of ACAB they held as of such date into 7,499,999 shares of Series A common stock of the Company in accordance with the charter amendment. With respect to shares of Series A common stock that they received as result of the Conversion, the Series B Holders (i) agreed that they would not vote such stock until after the closing of a business combination and (ii) acknowledged that such stock would not be entitled to any distribution from ACAB’s trust account. On December 15, 2023, ACAB held a special meeting of stockholders to approve a charter amendment proposal to further extend the date by which ACAB must consummate a business combination to September 19, 2024 (subject to additional approval by the ACAB Board). In connection with the December 15, 2023 stockholder meeting, holders of an aggregate of 2,768,301 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares, and as a result, such holders received a payment of approximately $10.68 per share redeemed.

On September 19, 2024, at a special meeting of the stockholders, the stockholders approved a proposal to amend ACAB’s Certificate of Incorporation to extend the date by which ACAB must complete its initial business combination from September 19, 2024 to October 19, 2024 and to allow ACAB, without another stockholder vote, to elect to extend the October 19, 2024 termination date by resolution of ACAB’s board of directors, if requested by the Sponsor, until November 19, 2024, unless the Closing shall have occurred prior thereto.

On September 17, 2024, holders of an aggregate of 126,122 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares, and as a result, such holders received a payment of approximately $11.28 per share redeemed. As a result of the conversion and the results of the stockholder meetings described above, ACAB has an aggregate of 8,041,268 shares of Series A common stock outstanding and one (1) share of Series B common stock (held by the Sponsor) outstanding.

The personal and financial interests of the Sponsor, officers and directors may have influenced their motivation in identifying and selecting the business combination, completing the business combination and influencing our operation following the business combination.

The Initial Stockholders have limited or no influence in voting in favor of each of the proposals presented at the Special Meeting.

The Initial Stockholders of record are entitled to vote an aggregate of one (1) share of Series B common stock (held by the Sponsor) prior to consummation of the business combination. The Sponsor has agreed to vote any Founder Shares and any Public Shares held by them as of the ACAB Record Date in favor of each of the proposals presented at the Special Meeting.

On April 18, 2023, the Series B Holders voluntarily converted 7,499,999 shares of Series B common stock of ACAB they held as of such date into 7,499,999 shares of Series A common stock of the Company in accordance with the charter amendment to extend the date by which a business combination must be consummated to September 19, 2024. With respect to shares of Series A common stock that they received as result of the Conversion, the Series B Holders (i) agreed that they would not vote such stock until after the closing of a business combination and (ii) acknowledged that such stock would not be entitled to any distribution from ACAB’s trust account. On December 15, 2023, ACAB held a special meeting of stockholders to approve a charter amendment proposal to further extend the date by which ACAB must consummate a business combination to September 19, 2024 (subject to additional approval by the ACAB Board). In connection with the December 15, 2023 stockholder meeting, holders of an aggregate of 2,768,301 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares, and as a result, such holders received a payment of approximately $10.68 per share redeemed.

On September 19, 2024, at a special meeting of the stockholders, the stockholders approved a proposal to amend ACAB’s Certificate of Incorporation to extend the date by which ACAB must complete its initial business combination from September 19, 2024 to October 19, 2024 and to allow ACAB, without another stockholder vote, to elect to extend the October 19, 2024 termination date by resolution of ACAB’s board of directors, if requested by the Sponsor, until November 19, 2024, unless the Closing shall have occurred prior thereto.

On September 17, 2024, holders of an aggregate of 126,122 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares, and as a result, such holders received a payment of approximately $11.28 per share redeemed. As a result of the conversion and the results of the stockholder meetings described above, ACAB has an aggregate of 8,041,268 shares of Series A common stock outstanding and one (1) share of Series B common stock (held by the Sponsor) outstanding.

The Sponsor, directors, officers, advisors or any of their respective affiliates may elect to purchase Public Shares from public stockholders, which may influence the vote on the Business Combination Proposal and reduce the public “float” of our Series A common stock.

The Sponsor, directors, officers, advisors or any of their respective affiliates may purchase Public Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. There is no limit on the number of Public Shares the Sponsor, directors, officers, advisors or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the trust account. None of the funds in the trust account will be used to purchase Public Shares in such transactions. None of the Sponsor, directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such Public Shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such stockholder, although still the record holder of such Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser.

In the event that the Sponsor, directors, officers, advisors or any of their respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares.

The purpose of any such purchases of Public Shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met. Any such purchases of our Public Shares may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements. In addition, if such purchases are made, the public “float” of our Series A common stock may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange. See the section entitled “The Business Combination — Potential Purchases of Public Shares” for a description of how the Sponsor, directors, officers, advisors or any of their respective affiliates will select which stockholders or warrantholders to purchase securities from in any private transaction.

ACAB has not obtained a third-party valuation or fairness opinion, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view.

ACAB is not required to, and has not, obtained an opinion from an independent investment banking firm that the merger consideration it is paying for Abpro is fair to ACAB’s stockholders from a financial point of view. The fair market value of Abpro has been determined by the ACAB Board based upon standards generally accepted by the financial community, such as potential sales and the price for which comparable businesses or assets have been valued. Accordingly, ACAB’s stockholders will be relying on the judgment of its board of directors with respect to such matters and assuming the risk that its board of directors may not have properly valued the business. The lack of a third-party valuation or fairness opinion may also lead to an increased number of stockholders to vote against the proposed Business Combination or demand redemption of their shares for cash, which could potentially impact ACAB’s ability to consummate the Business Combination.

We cannot assure you that our diligence review has identified all material risks associated with the Business Combination, and you may be less protected as an investor from any material issues with respect to Abpro’s business, including any material omissions or misstatements contained in the registration statement or proxy statement/prospectus relating to the Business Combination than an investor in an initial public offering.

Before entering into the Business Combination Agreement, we performed a due diligence review of Abpro and its business and operations; however, we cannot assure you that our due diligence review identified all material issues, and certain unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Additionally, the scope of due diligence we have conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Abpro pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to private investors for any material misstatements or omissions in the registration statement. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of the Series A common stock that will be issued pursuant to the registration statement of which this proxy statement/prospectus forms a part and thus no corresponding right of action is available to investors in the Business Combination, for any material misstatements or omissions in the registration statement or this proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to future losses, impairment charges, write-downs, write-offs or other charges that could have a significant negative effect on Abpro’s financial condition, results of operations and the price of its securities, which could cause you to lose some or all of your investment without recourse against an underwriter that may have been available had Abpro been taken public through an underwritten public offering.

ACAB and Abpro will incur significant transaction costs in connection with the Business Combination.

Each of ACAB and Abpro has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the Business Combination. ACAB and Abpro may also incur additional costs to retain key employees. ACAB and Abpro will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. ACAB and Abpro estimate that they will incur $3.6 million (exclusive of the deferred underwriters’ fees) aggregate transaction costs. Some of these costs are payable regardless of whether the Business Combination is completed. See “The Business Combination — Terms of the Business Combination” beginning on page 253.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.

The unaudited pro forma financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that ACAB and Abpro currently believe are reasonable. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, among other things, to allocate the purchase price to Abpro’s net assets. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Abpro as of the date of the completion of the Business Combination. In addition, following the completion of the Business Combination, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 120.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public stockholders promptly after expiration of the time we have to complete an initial business combination, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the ACAB board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of ACAB board of directors to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the trust account to our public stockholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public stockholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the Business Combination Agreement can be completed, approval must be obtained under the HSR Act through the termination or expiration of the waiting period under the HSR Act. In deciding whether to terminate the HSR waiting period or allow it to expire, the relevant United States governmental authorities will consider a variety of factors, including the effect of the Business Combination on competition within the United States or any portion thereof. The terms and conditions of the approval that is granted may impose requirements, limitations or costs, or place restrictions on the conduct of the Post-Combination Company’s business. The requirements, limitations or costs imposed by the relevant governmental authorities could delay the Closing or diminish the anticipated benefits of the Business Combination. Additionally, the completion of the Business Combination is conditioned on the absence of certain orders, injunctions, decrees or laws by any court or other governmental authority that would enjoin or prohibit the completion of the Business Combination. ACAB and Abpro believe that the Business Combination should not raise significant regulatory concerns and that ACAB and Abpro will be able to obtain all requisite regulatory approvals in a timely manner. However, ACAB and Abpro cannot be certain when or if regulatory approvals will be obtained or, if obtained, the conditions that may imposed. In addition, neither ACAB nor Abpro can provide assurance that any such conditions, terms, obligations or restrictions will not result in delay. The HSR waiting period expired in May 2024. See “The Business Combination — Regulatory Matters” beginning on page 269.

Abpro’s past and potential future transactions with foreign-based commercial partners and investors may be subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS actions, including potentially imposing restrictions or conditions on these transactions, or forcing Abpro to terminate these transactions, could adversely impact our business and operations.

CFIUS has authority to review certain direct or indirect foreign investments in U.S. businesses for national security considerations. Among other things, CFIUS is authorized to require mandatory filings for certain foreign investments in the United States and to self-initiate national security reviews of certain foreign direct and indirect investments in U.S. businesses if the parties to such investments choose not to file voluntarily. With respect to transactions that CFIUS determines present unresolved national security concerns, CFIUS has the power to suspend transactions, impose mitigation measures or recommend that the president of the United States block pending transactions or order divestitures of completed transactions when national security concerns cannot be mitigated. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors: the nature and structure of the transaction; whether the target entity or assets constitute a U.S. business; the level of beneficial ownership and voting interests acquired by foreign persons; and the nature of any information, control, access or governance rights that the transaction affords foreign persons. For example, any transaction that could result in foreign “control” (as such term is defined in the CFIUS regulations) of a U.S. business is within CFIUS’s jurisdiction, including such a transaction carried out through a joint venture. In addition, CFIUS has jurisdiction over certain investments that do not result in control of a U.S. business by a foreign person but that afford a foreign person certain access, involvement or governance rights in a “TID U.S. business,” that is, a U.S. business that: (1) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies;” (2) owns, operates, manufactures, supplies or services certain “covered investment critical infrastructure;” or (3) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens.

We have in the past entered into, and may in the future enter into, commercial arrangements with foreign persons including, for example, our collaboration agreement with Nanjing Chia Tai Tianqing Pharmaceutical Co., Ltd., a Chinese company, for ABP-150. In addition, foreign investors have invested in us in the past and may invest in us in the future, and we may continue to pursue partnerships and operations outside of the United States.

CFIUS has broad discretion to interpret its regulations, and CFIUS policies and practices are evolving rapidly. As a result, we cannot predict whether CFIUS may seek to review our past or potential future transactions involving a foreign person, even if such transactions did not or will not require a mandatory CFIUS filing at the time of the transaction. Any review by CFIUS of one or more of Abpro’s past or potential future transactions involving a foreign person may have outsized impacts on, among other things, the certainty, timing, feasibility and cost of the transaction in question, and there can be no assurance that we and the foreign person will be able to maintain (if the transaction has already been completed), or proceed with (if the transaction is pending), the transaction on acceptable terms or at all.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Business Combination Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include: approval of the Business Combination Agreement by Abpro stockholders, approval of the proposals required to effect the Business Combination by ACAB stockholders, as well as receipt of certain requisite regulatory approvals, absence of orders prohibiting completion of the Business Combination, effectiveness of the registration statement of which this proxy statement/prospectus is a part, approval of the shares of Series A common stock to be issued to Abpro stockholders for listing on Nasdaq, the requirement that ACAB have $8,700,000 in Available Cash, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the Business Combination Agreement) and the performance by both parties of their covenants and agreements. These conditions to the Closing may not be fulfilled in a timely manner or at all, and, accordingly, the Business Combination may not be completed. In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after stockholder approval, or ACAB or Abpro may elect to terminate the Business Combination Agreement in certain other circumstances. See “The Business Combination Agreement and Related Agreements — The Business Combination Agreement — Termination.”

We may waive one or more of the conditions to the Business Combination.

We may agree to waive, in whole or in part, one or more of the conditions to our obligations to complete the Business Combination, to the extent permitted by our Charter, bylaws and applicable laws. For example, it is a condition to our obligation to close the Business Combination that certain of Abpro’s representations and warranties be true and correct in all material respects as of the date of the Business Combination Agreement and the Effective Time. However, if our Board determines that it is in our best interests to proceed with the Business Combination, then our Board may elect to waive that condition and close the Business Combination. For additional information please see the subsection entitled “The Business Combination Agreement and Related Agreements — The Business Combination Agreement — Conditions to Closing of the Business Combination.”

The exercise of discretion by our directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of our stockholders.

In the period leading up to the consummation of the Business Combination, other events may occur that, pursuant to the Business Combination Agreement, would require us to agree to amend the Business Combination Agreement, to consent to certain actions or to waive rights that it is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of the business of Abpro, a request by Abpro and its management to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on the business of Abpro and could entitle us to terminate the Business Combination Agreement. In any such circumstance, it would be in our discretion, acting through our Board, to grant its consent or waive its rights. The existence of the financial and personal interests of our directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of our directors between what he or she may believe is best for us and our stockholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, we do not believe there will be any changes or waivers that our directors and officers would be likely to make after our stockholder approval of the Business Combination has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the stockholders, we will be required to circulate a new or amended proxy statement/prospectus or supplement thereto and resolicit the vote of our stockholders with respect to the Business Combination Proposal.

Termination of the Business Combination Agreement could negatively impact Abpro and ACAB.

If the Business Combination is not completed for any reason, including as a result of Abpro stockholders declining to adopt the Business Combination Agreement or ACAB stockholders declining to approve the proposals required to effect the Business Combination, the ongoing businesses of Abpro and ACAB may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, Abpro and ACAB would be subject to a number of risks, including the following:

•

Abpro or ACAB may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

•	Abpro may experience negative reactions from its customers, vendors and employees;

•	Abpro and ACAB will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

•

since the Business Combination Agreement restricts the conduct of Abpro’s and ACAB’s businesses prior to completion of the Business Combination, each of Abpro and ACAB may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section entitled “The Business Combination Agreement and Related Agreements — The Business Combination Agreement — Covenants of the Parties” beginning on page 277 of this proxy statement/prospectus for a description of the restrictive covenants applicable to Abpro and ACAB).

If the Business Combination Agreement is terminated and Abpro’s board of directors seeks another merger or business combination, Abpro stockholders cannot be certain that Abpro will be able to find a party willing to offer equivalent or more attractive consideration than the consideration ACAB has agreed to provide in the Business Combination or that such other merger or business combination is completed. If the Business Combination Agreement is terminated and the ACAB Board seeks another merger or business combination, ACAB stockholders cannot be certain that ACAB will be able to find another acquisition target that would constitute a business combination or that such other merger or business combination will be completed.

If we are unable to complete an initial business combination on or prior to November 19, 2024, our public stockholders may receive only approximately $10.20 per share on the liquidation of our trust account (or less than $10.20 per share in certain circumstances where a third party brings a claim against us that the Sponsor is unable to indemnify), and our warrants will expire worthless.

If we are unable to complete an initial business combination on or prior to November 19, 2024, our public stockholders may receive only approximately $10.20 per share on the liquidation of our trust account (or less than $10.20 per share in certain circumstances where a third party brings a claim against us that the Sponsor is unable to indemnify (as described below)), and our warrants will expire worthless. On December 15, 2023, the stockholders of ACAB approved the proposal to extend the Completion Window to March 19, 2024 and further provide that the ACAB Board may, without another stockholder vote, further extend the Completion Window on a monthly basis up to six times by an additional one month each time thereafter by resolution of the ACAB Board, if requested by the

Sponsor, until September 19, 2024, subject in each case to certain advance notice requirements. On September 19, 2024, at a special meeting of the stockholders, the stockholders approved a proposal to amend ACAB’s Certificate of Incorporation to extend the date by which ACAB must complete its initial business combination from September 19, 2024 to October 19, 2024 and to allow ACAB, without another stockholder vote, to elect to extend the October 19, 2024 termination date by resolution of ACAB’s board of directors, if requested by the Sponsor, until November 19, 2024, unless the Closing shall have occurred prior thereto.

If third parties bring claims against us, the proceeds held in our trust account could be reduced and the per share redemption amount received by stockholders may be less than $10.20 per share.

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. Although no third parties have refused to execute an agreement waiving such claims to the monies held in the trust account to date, if any third party refuses to execute such an agreement in the future, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Making such a request of potential target businesses may make our acquisition proposal less attractive to them and, to the extent prospective target businesses refuse to execute such a waiver, it may limit the field of potential target businesses that we might pursue if the Business Combination is not consummated.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our Public Shares, if we are unable to complete our Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per-share redemption amount received by public stockholders could be less than the $10.20 per Public Share initially held in the trust account, due to claims of such creditors. The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the trust account to below the lesser of (a) $10.20 per Public Share and (b) the actual amount per Public Share held in the trust account, if less than $10.20 per share due to reductions in the value of the trust assets as of the date of the liquidation of the trust account, in each case including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the Underwriters against certain liabilities, including liabilities under the Securities Act. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for an initial business combination and redemptions could be reduced to less than $10.20 per Public Share. In such event, we may not be able to complete an initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

We cannot be certain as to the number of Public Shares that will be redeemed and the potential impact to public stockholders who do not elect to redeem their Public Shares.

There is no guarantee that a stockholder’s decision whether to redeem its shares of Series A common stock for a pro rata portion of the trust account will put the stockholder in a better future economic position. We can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the Closing or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, and including redemptions of Public Shares may cause an increase or decrease in our stock price, and may result in a lower value realized now than a stockholder of ACAB might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the Redemption Price. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

On October 16, 2024, the most recent practicable date prior to the date of this proxy statement/prospectus, the closing price per share of Series A common stock was $11.10. Public stockholders should be aware that, while we are unable to predict the price per share of Series A common stock following the consummation of the Business Combination—and accordingly we are unable to predict the potential impact of redemptions on the per share value of Public Shares owned by non-redeeming stockholders—increased levels of redemptions by public stockholders may be a result of the price per share of Series A common stock falling below the Redemption Price. We expect that more public stockholders may elect to redeem their Public Shares if the share price of the Series A common stock is below the projected Redemption Price of $10.20 per share, and we expect that more public stockholders may elect not to redeem their Public Shares if the share price per share of the Series A common stock is above the projected Redemption Price of $10.20 per share. Each Public Share that is redeemed will represent both (i) a reduction, equal to the amount of the Redemption Price, of the cash that will be available to ACAB from the trust account and (ii) a corresponding increase in each public stockholder’s pro rata ownership interest in ACAB following the consummation of the Business Combination. Based on the amount of funds left in the Trust Account as of June 30, 2024, the Minimum Cash Condition in favor of Abpro as set forth in the Business Combination Agreement will not be satisfied by funds in the Trust Account alone and, so, a capital raise or related financing may be needed if the Minimum Cash Condition is not revised or waived.

Finally, if a public stockholder exercises its redemption rights, such exercise will not result in the loss of any warrants that it may hold. If a substantial number of, but not all, public stockholders exercise their redemption rights, any non-redeeming stockholders would experience dilution to the extent such warrants are exercised and additional Series A common stock is issued.

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination even if a substantial majority of our stockholders do not agree.

Our Charter does not provide a specified maximum redemption threshold, except that in no event will we redeem Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (such that we are not subject to the SEC’s “penny stock” rules). The Closing is subject to the satisfaction or waiver (where permissible) of certain conditions, including the requirement that ACAB having at least $8,700,000 in available cash (after taking into account payments required to satisfy redemptions of Public Shares by ACAB’s public stockholders). Based on the amount of funds left in the Trust Account as of June 30, 2024, the Minimum Cash Condition in favor of Abpro as set forth in the Business Combination Agreement will not be satisfied by funds in the Trust Account alone and, so, a capital raise or related financing may be needed if the minimum cash condition is not revised or waived. As a result, assuming we have external financing, we may be able to complete the Business Combination even though a majority of our public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor, officers, directors, advisors or any of their respective affiliates. In the event the aggregate cash consideration we would be required to pay for all shares of Series A common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed Business Combination exceed the aggregate amount of cash available to us, we will not complete the Business Combination or redeem any shares, all shares of Series A common stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate Business Combination.

ACAB stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Upon the issuance of the shares to Abpro stockholders, current ACAB stockholders’ percentage ownership will be diluted. Assuming no public stockholders exercise their redemption rights and excluding any shares issuable pursuant to ACAB’s outstanding warrants, current ACAB stockholders’ percentage ownership in the Post-Combination Company following the issuance of shares to Abpro stockholders would be 8%. Additionally, of the expected members of the Post-Combination Company’s board of directors after the completion of the Business Combination, only one will be a current director of ACAB and the rest will be current directors of Abpro or appointed by current stockholders of Abpro. The percentage of the Post-Combination Company’s common stock that will be owned by current ACAB stockholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination. To illustrate the potential ownership percentages of current ACAB stockholders under different redemption levels, based on the number of issued and outstanding shares of ACAB common stock and Abpro capital stock on June 30, 2024, and based on the merger consideration, current ACAB stockholders, as a group, will own (1) if there are no redemptions of Public Shares, 9% of the Post-Combination Company’s common stock expected to be outstanding immediately after the Business Combination or (2) if there are redemptions of 100% of the outstanding Public Shares, 8% of the Post-Combination Company’s common stock expected to be outstanding immediately after the Business Combination. Because of this, current ACAB stockholders, as a group, will have less influence on the board of directors, management and policies of the Post-Combination Company than they now have on the board of directors, management and policies of ACAB.

Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

Lawsuits may be filed against ACAB or its directors and officers in connection with the Business Combination, or the equity holders of Abpro may make an application for relief under Delaware law. Defending such additional lawsuits could require ACAB to incur significant costs and draw the attention of ACAB’s management team away from the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect ACAB’s business, financial condition, results of operations and cash flows. Such legal proceedings could also delay or prevent the Business Combination from becoming effective within the completed timeframe.

Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public stockholders.

In the event that the proceeds in the trust account are reduced below the lesser of (a) $10.20 per Public Share and (b) the actual amount per Public Share held in the trust account as of the date of the liquidation of the trust account, if less than $10.20 per share due to reductions in the value of the trust assets, in each case including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public stockholders may be reduced below $10.20 per share. As of December 29, 2023, the funds held in the trust account have been on deposit in a demand deposit bank account, owned and controlled by the trustee.

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed, and any persons who may become officers or directors prior to an initial business combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (a) we have sufficient funds outside of the trust account or (b) we consummate an Initial Business Combination. Our obligation to indemnify our officers and directors may discourage stockholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

Even if we consummate the Business Combination, there is no guarantee that the public warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for our warrants is $11.50 per share of Series A common stock. There is no guarantee that the public warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 50% of the then-outstanding public warrants. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of shares of our Series A common stock purchasable upon exercise of a warrant could be decreased, all without a holder’s approval.

Our warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of our Series A common stock purchasable upon exercise of a warrant.

We have received written notice from Nasdaq that we are not in compliance with Nasdaq’s market value of publicly held shares and publicly held shares requirements and if we are unable to regain compliance with Nasdaq continued listing standards, Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities, subject us to additional trading restrictions and adversely affect our ability to consummate the Business Combination.

Nasdaq Listing Rule 5450(b)(1)(B) (the “Publicly Held Shares Requirement”) requires a minimum of 1,100,000 publicly held shares of our common stock and Nasdaq Listing Rule 5450(b)(2)(C) (the “Market Value of Publicly Held Shares Requirement”) requires us to maintain a minimum market value of publicly held shares of $15,000,000. On April 18, 2024, we received letters (the “Notices”) from Nasdaq notifying us that, we have not, as of the fiscal year ended December 31, 2023, maintained a minimum of 1,100,000 publicly held shares, as required under the Publicly Held Shares Requirement and (ii) we have failed to maintain a minimum market value of publicly held shares of $15,000,000 for the 30 consecutive business day period preceding the Notices, as required under the Market Value of Publicly Held Shares Requirement. There is no assurance that we will be able to regain compliance with the Publicly Held Shares Requirement or the Market Value of Publicly Held Shares Requirement. The Notices had no immediate effect on the listing of our common stock on The Nasdaq Global Market. We have been provided initial compliance periods of 45 calendar days and 180 calendar days to regain compliance with the Publicly Held Shares Requirement and the Market Value of Publicly Held Shares Requirement, respectively, such 180-day period expiring on October 15, 2024 (in the case of the Market Value of Publicly Held Shares Requirement). We have submitted a plan to Nasdaq to obtain an extension of up to 180 calendar days to regain compliance with the Publicly Held Shares Requirement and that extension has been granted. During the compliance periods, our shares of common stock will continue to be listed and traded on The Nasdaq Global Market. We did not regain compliance with the Market Value of Publicly Held Shares Requirement prior to October 15, 2024.

Additionally, on July 31, 2024, we received an additional letter from Nasdaq notifying us that we have failed to comply with Nasdaq Listing Rule 5450(a)(2), which requires a minimum of 400 unrestricted round lot holders (with at least 50% of such holders holding unrestricted securities) of our listed securities (the “Total Holders Requirement”).

On October 16, 2024, we received a delisting determination letter (“Delisting Determination Letter”) from Nasdaq notifying us that we did not meet the terms of an extension granted by Nasdaq to regain compliance with the Market Value of Publicly Held Shares Requirement and the Total Holders Requirement. Additionally, the Delisting Determination Letter also noted that, as of September 10, 2024, we failed to meet the minimum requirement of 750,000 publicly held shares of our listed common stock under Nasdaq Listing Rule 5450(b)(1)(B). The Delisting Determination Letter states that unless we request a hearing before a Nasdaq Hearing Panel (“Panel”) by October 23, 2024, trading of our common stock and warrants would be suspended.

We intend to request a hearing before the Panel by October 23, 2024 and such request for a hearing will automatically stay any suspension/delisting action by Nasdaq at least until the hearing process concludes and any extension granted by the Panel expires. We expect that we will regain compliance with the each of the foregoing Nasdaq listing rules upon the closing of the Business Combination.

In addition, we cannot assure you that our securities will be listed on Nasdaq after the Business Combination. In connection with the Business Combination, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements. For instance, our stock price would generally be required to be at least $4.00 per share, and we will be required to have a minimum of 400 unrestricted round lot holders (with at least 50% of such holders holding unrestricted securities). We cannot assure you that we will be able to meet those initial listing requirements at that time. Our continued eligibility for listing may depend on, among other things, the number of our shares that are redeemed.

We may raise additional capital in order to meet the Nasdaq continued listing standards. Any additional equity financings may be financially dilutive to, and will be dilutive from an ownership perspective to ACAB’s shareholders, and such dilution may be significant based upon the size of any such financing. Additionally, we cannot assure you that such funding will be available on a timely basis, in needed quantities, or on terms favorable to us, if at all.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

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a determination that our Series A common stock is a “penny stock” which will require brokers trading in our Series A common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our units, Series A common stock and public warrants are listed on Nasdaq, our units, Series A common stock and public warrants qualify as covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the state of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

There can be no assurance that Nasdaq will change its listing standards, or forbear from enforcing them against us.

The ability to successfully effect the Business Combination and the Post-Combination Company’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Abpro. The loss of such key personnel could negatively impact the operations and financial results of the combined business.

Our ability to successfully effect the Business Combination and the Post-Combination Company’s ability to successfully operate the business following the Closing is dependent upon the efforts of certain key personnel of Abpro. Although we expect key personnel to remain with the Post-Combination Company following the Business Combination, there can be no assurance that they will do so. It is possible that Abpro will lose some key personnel, the loss of which could negatively impact the operations and profitability of the Post-Combination Company. Furthermore, following the Closing, certain of the key personnel of Abpro may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause Post-Combination Company to have to expend time and resources helping them become familiar with such requirements.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of ACAB’s securities or, following the consummation of the Business Combination, the combined company’s securities, may decline.

The market price of ACAB’s securities may decline as a result of the Business Combination if we do not achieve the perceived benefits of the Business Combination as rapidly, or to the extent anticipated by, financial analysts or the effect of the Business Combination on our financial results is not consistent with the expectations of financial analysts. Accordingly, holders of ACAB’s securities following the consummation of the Business Combination may experience a loss as a result of a decline in the market price of such common stock. In addition, a decline in the market price of ACAB’s securities following the consummation of the Business Combination could adversely affect our ability to issue additional securities and to obtain additional financing in the future.

Activities taken by existing ACAB stockholders to increase the likelihood of approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus could have a depressive effect on ACAB’s securities.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding ACAB or its securities, the Sponsor, directors, officers, advisors and/or any of their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of ACAB common stock or to not vote their shares against the business combination proposal. Business Combination Proposal. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with Abpro’s consent, the transfer to such investors or holders of shares owned by the Sponsors for nominal value. In such transactions, the purchase price for the ACAB common stock will not exceed the per-share redemption amount available to redeeming stockholders. In addition, the purchasers described above will waive redemption rights, if any, with respect to the ACAB common stock they acquire in such transactions. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met, however, such purchased shares would not be voted in favor of approving the Business Combination. Entering into any such arrangements may have a depressive effect on ACAB’s securities. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares they own, either prior to or immediately after the Special Meeting. The details of such purchases would be disclosed by ACAB in a Current Report on Form 8-K prior to the Special Meeting, and would be made in compliance with Rule 14e-5 under the Securities Exchange Act of 1934, relying on the Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022).

Risks Relating to Redemption

There is no guarantee that an ACAB public stockholder’s decision whether to redeem their Public Shares for a pro rata portion of the trust account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a public stockholder may be able to sell the shares of our Series A common stock in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in our stock price, and may result in a lower value realized now than an ACAB stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s Public Shares. Similarly, if an ACAB public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of our Series A common stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell his, her or its shares of our Series A common stock in the future for a greater amount than the Redemption Price set forth in this proxy statement/prospectus. An ACAB public stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.

If ACAB public stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the trust account.

To exercise their redemption rights, holders are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to ACAB’s transfer agent two business days prior to the vote at the Special Meeting. If a holder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination with Abpro is consummated, ACAB will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own such shares following the Business Combination. See the section entitled “ACAB’s Special Meeting of Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If a public stockholder fails to receive notice of ACAB’s offer to redeem its Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

ACAB will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite ACAB’s compliance with these rules, if a public stockholder fails to receive ACAB’s proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, the proxy materials that ACAB will furnish to holders of its Public Shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly redeem Public Shares. In the event that a stockholder fails to comply with these or any other procedures, its shares may not be redeemed.

The ability of ACAB stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock, despite certain financing arrangements intended to provide ACAB additional cash and to preserve the funds held in the trust account.

At the time ACAB entered into the Business Combination Agreement, ACAB did not know how many stockholders would exercise their redemption rights, and therefore ACAB structured the Business Combination and the related transactions based on its expectations as to the number of shares that will be submitted for redemption. The Business Combination Agreement requires ACAB to have at least $8,700,000 of Available Cash.

If a larger number of shares are submitted for redemption than initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the trust account. The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Public Shares.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its Public Shares or, if part of such a group, the group’s Public Shares, in excess of 15% of the Public Shares without the consent of ACAB. Your inability to redeem any such excess Public Shares could result in you suffering a material loss on your investment in ACAB if you sell such excess Public Shares in open market transactions. ACAB cannot assure you that the value of such excess Public Shares will appreciate over time following the Business Combination or that the market price of the Public Shares will exceed the per-share Redemption Price.

However, ACAB’s stockholders’ ability to vote all of their Public Shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemption.

The U.S. federal income tax treatment of the redemption of our Series A common stock as a sale of such Series A common stock depends on a stockholder’s specific facts.

The U.S. federal income tax treatment of a redemption of our Series A common stock will depend on whether the redemption qualifies as a sale of such Series A common stock under Section 302 of the Code, which will depend largely on the total number of shares of our stock treated as held by the stockholder electing to redeem its Series A common stock (including any stock constructively owned by the holder, including as a result of owning public warrants) relative to all of our shares of stock outstanding before and after the redemption. If such redemption is not treated as a sale of Series A common stock for U.S. federal income tax purposes, the redemption will instead be treated as a corporate distribution. See “Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Redemption of ACAB Public Stockholders” for a more detailed discussion of the U.S. federal income tax treatment of a redemption of Series A common stock.

A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions by us of our shares.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. The IRS and the Treasury have issued a notice of an intention to issue proposed regulations (the “Notice”); the Notice also provides interim guidance on which taxpayers can rely until issuance of the proposed regulations.

The IRA excise tax applies only to repurchases that occur after December 31, 2022. It is uncertain whether, and/or to what extent, the excise tax could apply to any redemptions of our public shares after December 31, 2022, including any redemptions in connection with initial business combination or extension requests, or exchanges of stock pursuant to an acquisitive reorganization (i.e., pursuant to the initial business combination or otherwise). Under the Notice, distributions pursuant to a complete liquidation of the Company (e.g., in the event we do not consummate an initial business combination) generally are not subject to this 1% excise tax, and other redemptions or repurchases of stock made during the same taxable year as the taxable year the Company completely liquidates and dissolves also would be exempt. Any redemption or other repurchase that occurs after December 31, 2022, in connection with a business combination, extension request or otherwise may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax in connection with a business combination or otherwise would depend on a number of factors, including (i) the fair market value of the stock subject to redemptions and repurchases or exchanged in an acquisitive reorganization in connection with the business combination, (ii) the structure of the business combination, (iii) the nature and amount of any private investment in public equity or other equity issuances in connection with the business combination (or otherwise issued not in connection with the business combination but issued within the same taxable year of the business combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by us, and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a business combination and in our ability to complete a business combination, and might affect the structure chosen for a business combination and any potential financing in connection with the business combination.

We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to warrantholders, thereby making their warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last sales price of the Series A common stock has been at least $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within the 30 trading-day period ending on the third business day prior to the date on which we give notice of such redemption and provided certain other conditions are met. Redemption of the outstanding warrants could force warrantholders (i) to exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) to sell their warrants at the then-current market price when they might otherwise wish to hold their warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants. None of the private placement warrants will be redeemable by ACAB so long as they are held by the Sponsor or its permitted transferees.

Further, even if the Business Combination is completed, there can be no assurance that ACAB’s warrants will be in the money during their exercise period, and they may expire worthless.

The exercise price for the ACAB warrants is $11.50 per share of common stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

Risks Relating to Ownership of the Post-Combination Company’s Common Stock

There can be no assurance that the shares of the Post-Combination Company’s common stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that the Post-Combination Company will be able to comply with the continued listing rules of Nasdaq.

We have applied for listing of the Post-Combination Company’s common stock and the Post-Combination Company’s warrants on Nasdaq. However, there can be no assurance that the shares of the Post-Combination Company’s common stock or the Post-Combination Company Warrants that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing. Even if the Post-Combination Company’s securities are so listed at Closing, the Post-Combination Company may be unable to maintain the listing of its securities in the future.

The continued eligibility for listing of the Post-Combination Company’s securities may depend on, among other things, the number of our shares that are redeemed. If, after the Business Combination, Nasdaq delists the shares of the Post-Combination Company’s common stock or Public Warrants from trading on its exchange for failure to meet its listing rules, the Post-Combination Company and its stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•

a determination that the Post-Combination Company’s common stock is a “penny stock” which will require brokers trading in shares of the Post-Combination Company’s common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” The Post-Combination Company’s common stock and Public Warrants are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state, other than the state of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if the Post-Combination Company’s securities were no longer listed on Nasdaq, such securities would not qualify as covered securities and the Post- Combination Company would be subject to regulation in each state in which it offers its securities.

The NTA Proposal would remove the minimum net tangible assets requirement that is currently required under our charter to consummate the Business Combination. The Business Combination Agreement contains a closing condition that ACAB have at least $5,000,001 of net tangible assets or otherwise be exempt from the provisions of Rule 419 under the Securities Act, however such condition may be waived by the parties. Accordingly, ACAB and Abpro may complete the Business Combination even if the Post-Combination Company’s common stock would be a “penny stock” upon the Closing.

The NTA Proposal seeks the approval of ACAB’s shareholders to amend its charter to remove the requirement that ACAB have net tangible assets of at least $5,000,001 prior to or upon consummation of the Business Combination. The purpose of such limitation in the charter was to ensure that ACAB did not become subject to the SEC’s “penny stock” rules because it complied with Rule 3a51-1(g)(1) (the “NTA Rule”). But because the NTA Rule is one of several exclusions from the “penny stock” rules of the SEC, ACAB has recommended that shareholders remove the net tangible assets requirement from the charter, because ACAB could rely on another exclusion which relates to ACAB being listed on Nasdaq (Rule 3a51-1(a)(2)) (the “Exchange Rule”). For so long as the Public Shares remain listed on Nasdaq, the Public Shares would not be deemed to be a “penny stock” under the Exchange Rule. Another exclusion from the “penny stock” rule that the Post-Combination Company could potentially rely on after the Closing is the requirement that the Post-Combination Company’s common stock have a price of $5.00 or more (the “$5.00 Price Rule”). However, we cannot assure you that the Post-Combination Company’s common stock will be listed on Nasdaq at the Closing or that the Post-Combination Company’s common stock would comply with the $5.00 Price Rule.

If the Post-Combination Company has less than $5,000,001 of net tangible assets upon the Closing, such that it does not meet the NTA Rule, if the Post-Combination Company’s common stock is not listed on Nasdaq or another national securities exchange, such that it does not satisfy the Exchange Rule, if the trading price of the Post-Combination Company’s common stock is less than $5.00, such that it does not meet the $5.00 Price Rule, and if no other exclusion from the “penny stock” rules apply, then we expect that the Post-Combination Company’s common stock would be a “penny stock” upon Closing. ACAB and Abpro may nevertheless waive the “penny stock” condition to Closing under the Business Combination Agreement. If the parties consummate the Business Combination at a time when the shares of Post-Combination Company’s common stock are a “penny stock”, such event will require brokers trading in shares of Post-Combination Company’s common stock to adhere to more stringent rules. For example, brokers trading in shares of Post-Combination Company’s common stock would be required to deliver a standardized risk disclosure document, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to effecting a transaction in a penny stock not otherwise exempt from those rules, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. If the Post-Combination Company’s common stock is a “penny stock”, these disclosure requirements may have the effect of reducing the trading activity in the secondary market for the Post-Combination Company’s common stock. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of the Post-Combination Company’s common stock. If the shares of the Post-Combination Company’s common stock are subject to the penny stock rules, the holders of such shares of the Post-Combination Company’s common stock may find it more difficult to sell their shares.

The market price of shares of the Post-Combination Company’s Series A common stock and warrants after the Business Combination will be affected by factors different from those currently affecting the prices of shares of ACAB’s Series A common stock, may be volatile and may decline, resulting in a loss of some or all of your investment.

Upon completion of the Business Combination, holders of shares of Abpro common stock (including shares of Abpro common stock resulting from the Preferred Stock Conversion) will become holders of shares of the Post-Combination Company’s Series A common stock. Prior to the Business Combination, ACAB has had limited operations. Upon completion of the Business Combination, the Post-Combination Company’s results of operations will depend upon the performance of Abpro’s businesses, which are affected by factors that are different from those currently affecting the results of operations of ACAB.

The trading price of our Series A common stock following the Business Combination is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “—Risks Relating to Abpro’s Business and Industry” and the following:

•	the impact of the COVID-19 pandemic on our financial condition and the results of operations;

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

•	conditions that impact demand for our products;

•	future announcements concerning our business, our clients’ businesses or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	the market’s reaction to our reduced disclosure and other requirements as a result of being an “emerging growth company” under the Jumpstart Our Business Startups Act (the “JOBS Act”);

•	the size of our public float;

•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in senior management or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•	changes in our dividend policy;

•	adverse resolution of new or pending litigation against us; and

•

changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of our Series A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Series A common stock is low. As a result, you may suffer a loss on your investment.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Concentration of ownership among existing executive officers, directors and their affiliates, including the investment funds they represent, may prevent new investors from influencing significant corporate decisions.

Upon completion of the Business Combination, the Post-Combination Company’s executive officers, directors and their affiliates, including the investment funds they represent, as a group will beneficially own approximately 27.8% of the Post-Combination Company’s common stock. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of the Proposed Charter and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Our issuance of additional shares of Series A common stock or convertible securities could make it difficult for another company to acquire us, may dilute your ownership of us and could adversely affect our stock price.

In connection with the proposed Business Combination, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our Series A common stock issued or reserved for issuance under the Incentive Plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction. From time to time in the future, we may also issue additional shares of our Series A common stock or securities convertible into Series A common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our Series A common stock or securities convertible into our Series A common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Series A common stock.

In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Series A common stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of our Series A common stock bear the risk that our future offerings may reduce the market price of our Series A common stock and dilute their percentage ownership. See “Description of Capital Stock of the Post-Combination Company.”

Future sales, or the perception of future sales, of our common stock by us, our existing stockholders or other third parties in the public market following the Closing could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our Series A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of the Business Combination, we will have a total of 50,522,996 shares of Series A common stock outstanding, consisting of (i) 39,413,500 shares issued to holders of shares of common stock of Abpro, (ii) 541,269 shares held by ACAB’s public stockholders (assuming no redemptions by such public stockholders), (iii) 3,797,217 shares held by the Initial Stockholders (all of which will be subject to transfer restrictions pursuant to the Founders Letter Agreement), (iv) 2,153,609 shares transferred to investors, (v) 1,250,000 shares issued to service providers and (vi) 3,367,401 issued to PIPE Investors. After the applicable lock-up periods and subject to registration, all shares issued in the Business Combination will be freely tradable under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144 of the Securities Act, referred to herein as “Rule 144”), including our directors, executive officers and other affiliates.

In connection with the Business Combination, pursuant to the Abpro Lock-Up Agreements, certain Abpro stockholders will agree that they will not, during the period beginning at the Effective Time and continuing to and including the date that is one (1) year after the date of the Effective Time, subject to earlier release conditions, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Series A common stock, or any options or warrants to purchase any shares of Series A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Series A common stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Abpro Lock-Up Agreements). The 600,601 Additional Sponsor Shares issued to the Sponsor at closing pursuant to Amendment No. 1 to the Business Combination Agreement will not be subject to the Abpro Lock-Up Agreements. See “The Business Combination Agreement and Related Agreements — Related Agreements — Abpro Lock-Up Agreements” for a description of the Abpro Lock-Up Agreements.

Upon the expiration or waiver of the lock-ups described above, shares held by certain of our stockholders will be eligible for resale, subject to, in the case of certain stockholders, volume, manner of sale and other limitations under Rule 144. In addition, pursuant to the Registration Rights Agreement, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our Series A common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of our Series A common stock to decline. Following completion of the Business Combination, the shares covered by registration rights would represent approximately 31% of our outstanding common stock (assuming no redemptions). See “The Business Combination Agreement and Related Agreements — Related Agreements — Registration Rights Agreement” for a description of these registration rights.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of shares of our Series A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Series A common stock or other securities.

In addition, the shares of our Series A common stock reserved for future issuance under the Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The number of shares to be reserved for future issuance under the Incentive Plan is expected to equal the sum of (i) 10% of the total outstanding shares of Series A common stock on a fully diluted basis immediately after the Closing, (ii) the number of shares available for future grants under our equity plans in effect prior to the Business Combination and (iii) any shares which are subject to awards under our equity plans in effect prior to the Business Combination that become available for grant under the share recycling provisions of the Incentive Plan. In addition, the Incentive Plan is expected to include an evergreen feature that will allow our board of directors, in its sole discretion, to reserve additional shares of Series A common stock for future issuance under the Incentive Plan each calendar year, Beginning January 1, 2026 and ending on and including January 1, 2034 equal to the lesser of 5% of the shares of Series A common stock outstanding on the final day of the immediately preceding calendar year and a smaller number of shares determined by the board of directors. We expect to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Series A common stock or securities convertible into or exchangeable for shares of our Series A common stock issued pursuant to our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from our business operations.

As a result of the Business Combination, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Our entire management team and many of our other employees will need to devote substantial time to compliance and may not effectively or efficiently manage our transition into a public company.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal control over financial reporting, including IT controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner.

Upon consummation of the Business Combination, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations will require, among other things that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. Abpro has concluded that its disclosure controls and procedures were not effective as of December 31, 2022.

In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.

If securities analysts do not publish research or reports about the Post-Combination Company’s business or if they downgrade the Post-Combination Company’s stock or the Post-Combination Company’s sector, the Post-Combination Company’s stock price and trading volume could decline.

The trading market for the Post-Combination Company common stock will rely in part on the research and reports that industry or financial analysts publish about the Post-Combination Company or its business. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our Series A common stock, or if our reporting results do not meet their expectations, the market price of our Series A common stock could decline.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

The Proposed Charter, the Post-Combination Company’s bylaws and Delaware law contain or will contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, the Proposed Charter and/or the Post-Combination Company’s bylaws will include the following provisions:

•

a staggered board, which means that our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

•	limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

•

a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	a forum selection clause, which means certain litigation against us can only be brought in Delaware;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•	advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board of directors approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the common stock, or (iii) following board approval, such business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders.

Any provision of the Proposed Charter, the Post-Combination Company’s bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

The Proposed Charter and the Post-Combination Company’s bylaws will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

The Proposed Charter and the Post-Combination Company’s bylaws, each of which will become effective prior to the completion of the Business Combination, will provide that, unless we consent in writing to the selection of an alternative forum, the (a) Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or stockholders to us or to our stockholders; (iii) any action, suit or proceeding asserting a claim arising pursuant to the DGCL, the Proposed Charter or the Post-Combination Company’s bylaws; or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; and (b) subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, such forum selection provisions shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The exclusive forum provision may increase the costs for a stockholder to bring a claim or limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, the Proposed Charter and the Post-Combination Company’s bylaws will provide that the federal district courts of the United States of America shall have jurisdiction over any action arising under the Securities

Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We do not intend to pay dividends on our Series A common stock for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, we do not anticipate declaring or paying any cash dividends on our Series A common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to our indebtedness, industry trends and other factors that our board of directors may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our common stock. As a result, you may have to sell some or all of your Series A common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our Series A common stock.

The Post-Combination Company qualifies as an “emerging growth company” within the meaning of the Securities Act and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make its securities less attractive to investors and may make it more difficult to compare its performance to the performance of other public companies.

Abpro is currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and the Post-Combination Company will be able to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis), reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the Post-Combination Company’s stockholders may not have access to certain information they may deem important. Abpro cannot predict whether investors will find the Post-Combination Company’s securities less attractive because it will rely on these exemptions. If some investors find the Post-Combination company’s securities less attractive as a result of its reliance on these exemptions, the trading prices of its securities may be lower than they otherwise would be, there may be a less active trading market for the Post-Combination Company’s securities and the trading prices of its securities may be more volatile.

The Post-Combination Company will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of the initial public offering of ACAB; (c) the date on which it has issued more than $1 billion in nonconvertible debt during the previous three years; or (d) the date on which it is deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior second fiscal quarter end. For so long as the Post-Combination Company remains an emerging growth company, it is permitted and intends to rely on exemptions from certain disclosure.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a

Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Abpro has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Post-Combination Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Post-Combination Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We cannot predict if investors will find our Series A common stock less attractive because we will rely on these exemptions. If some investors find our Series A common stock less attractive as a result, there may be a less active trading market for our Series A common stock and our stock price may be more volatile.

A market for the Post-Combination Company’s securities may not develop, which would adversely affect the liquidity and price of such securities.

Following the Business Combination, the price of the Post-Combination Company’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for the Post-Combination Company’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of the Post-Combination Company’s securities after the Business Combination can vary due to general economic conditions and forecasts, ACAB’s general business condition and the release of ACAB’s financial reports. Additionally, if the Post-Combination Company’s securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange) or the Post-Combination Company’s securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board, the liquidity and price of Post-Combination Company’s securities may be more limited than if Post-Combination Company was quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and presents the combination of the historical financial information of ACAB and Abpro, adjusted to give effect to the Business Combination and the other events contemplated by the Business Combination Agreement. Unless otherwise indicated or the context otherwise requires, references to the “Combined Company” refer to the Post-Combination Company and its consolidated subsidiaries after giving effect to the Business Combination.

The unaudited pro forma condensed combined balance sheet as of June 30, 2024, combines the historical balance sheet of ACAB as of June 30, 2024, and the historical balance sheet of Abpro as of June 30, 2024, on a pro forma basis as if the Business Combination and the other events contemplated by the Business Combination Agreement had been consummated on June 30, 2024. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, combines the historical statements of operations of ACAB for the six months ended June 30, 2024, and the historical statements of operations of Abpro for the six months ended June 30, 2024 on a pro forma basis as if the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transactions had been consummated on January 1, 2023, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, combines the historical statements of operations of ACAB for the year ended December 31, 2023, and the historical statements of operations of Abpro for the year ended December 31, 2023 on a pro forma basis as if the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction had been consummated on January 1, 2023, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information and accompanying notes have been derived from and should be read in conjunction with:

•

the historical unaudited condensed consolidated financial statements of ACAB as of and for the three and six months ended June 30, 2024, and the related notes, which are included elsewhere in this proxy statement/prospectus;

•	the historical audited consolidated financial statements of ACAB as of and for the year ended December 31, 2023, and the related notes, which are included elsewhere in this proxy statement/prospectus;

•

the historical unaudited condensed consolidated financial statements of Abpro as of and for the six months ended June 30, 2024, and the related notes, which are included elsewhere in this proxy statement/ prospectus; and

•

the historical audited consolidated financial statements of Abpro as of and for the year ended December 31, 2023, and the related notes, which are included elsewhere in this proxy statement/prospectus; and

•

other information relating to ACAB and Abpro contained in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “Proposal No. 1 — The Business Combination Proposal.”

The unaudited pro forma condensed combined financial information should also be read together with the sections titled “ACAB Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Abpro Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other financial information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

On December 11, 2023, ACAB, Merger Sub (a wholly owned subsidiary of ACAB) and Abpro entered into the Business Combination Agreement (as amended on September 4, 2024) by and among Abpro, ACAB, and the Merger Sub, pursuant to which the Merger Sub will merge with and into Abpro (the “Business Combination”), with Abpro as the surviving corporation in the Business Combination, and becoming a wholly owned subsidiary of ACAB. In connection with the Business Combination, ACAB will change its name to “Abpro Corporation” (also referred to as “New Abpro”). Upon the consummation of the Business Combination, the Business Combination Consideration will be distributed as follows (in each case, rounded down to the nearest whole share):

•

each outstanding share of Abpro common stock will be cancelled and converted into the right to receive a number of shares of Post-Combination Company common stock equal to the Exchange Ratio (rounded down to the nearest whole share);

•

each outstanding share of Abpro preferred stock will be cancelled and converted into the right to receive a number of shares of Post-Combination Company common stock equal to (A) the aggregate number of shares of Abpro common stock that would be issued upon conversion of the shares of Abpro preferred stock based on the applicable conversion ratio immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio (rounded down to the nearest whole share); and

•

each outstanding Abpro stock option will be converted into an option, as applicable, to purchase a number of shares of Post-Combination Company common stock equal to (A) the number of shares of Abpro common stock subject to such option multiplied by (B) the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option divided by the Exchange Ratio (rounded down to the nearest whole share). Each option to purchase shares of Post-Combination Company common stock will otherwise be subject to the same terms as the Abpro stock options, as applicable, prior to such conversion.

•

each outstanding share of Abpro unvested restricted stock unit will be cancelled and converted into the right to receive a number of restricted stock units of Post-Combination Company common stock determined based on the Exchange Ratio (rounded down to the nearest whole share);

Following the Closing, Abpro’s stockholders shall be issued up to 14,500,000 additional shares of the Post- Combination Company common stock (“Earnout Shares”) if, within five calendar years after the closing of the Business Combination, the volume weighted average price of shares of Series A Common Stock on Nasdaq, or any other national securities exchange on which the shares of Series A Common Stock are then traded (“VWAP”) meets or exceeds three-tier target prices defined in the agreement, as follows:

a) one-third of the total Earnout Shares, if, the VWAP is greater than or equal to $13.00 over any 20 trading days within any consecutive 30 trading day period (the “First Share Target”)

b) one-third of the total Earnout Shares, if, the VWAP is greater than or equal to $15.00 over any 20 trading days within any consecutive 30 trading day period (the “Second Share Target”)

c) one-third of the total Earnout Shares, if, the VWAP is greater than or equal to $18.00 over any 20 trading days within any consecutive 30 trading day period (the “Third Share Target”).

These shares are contingently issuable upon the achievement of the set market performance targets. Considering the underlying contingent consideration to be transferred are common stocks, and as such is indexed to the Post-Combination Company’s own stock and classified in stockholders’ equity in the statement of financial position, we deemed the contingent payments under the earnout provisions to qualify for the scope exception in ASC 815-10-15-74(a). As a result, the contingent consideration obligation will be recognized when the contingency is resolved, and the consideration is paid or becomes payable and has no impact on the pro forma condensed financial statements.

In addition, 22,500,000 shares of Series A Common Stock of the total Merger Consideration (the “Company Incentive Shares”) to be issued to the Company Stockholders will be reduced from the Merger Consideration and equally divided among the Sponsor, the Company and Abpro Bio Co., Ltd. for each such Person to use in the PIPE Financing or to obtain capital for SPAC or the Surviving Company. Any of the Company Incentive Shares that are not used or allocated by the Sponsor, the Company or Abpro Bio Co., Ltd. to any Person by the Closing shall be deemed forfeited and shall not be issued to any other Person, including the Company Stockholders.

Based on their contractual terms, Abpro’s outstanding warrants will expire upon the consummation of the Business Combination unless exercised prior to the closing date. It was assumed, for purposes of the unaudited pro forma condensed combined financial information below, that 61,009 common stock warrants outstanding at June 30, 2024 will expire at the closing of the Business Combination, as their exercise price is expected to exceed the price of the common stock at such date.

Concurrently with the execution of the Business Combination Agreement, Abpro and Abpro Bio International, Inc. (“Abpro Bio”), an Abpro stockholder, entered into an agreement (the “Sponsor Share Letter”), pursuant to which Sponsor agreed to, at the closing date, (i) retain 2,950,000 shares of Series A Common Stock of ACAB, (ii) retain 491,667 shares, and transfer 983,333 shares to Abpro and 983,333 of the shares Abpro Bio (“Promote Shares”), for such parties to use to obtain non-redemption commitments from SPAC stockholders or other capital for SPAC or the Surviving Corporation (with any shares unused for such purpose to be retained by such party), and (iii) forfeit the remainder of any Series A Common Stock and Series B Common Stock held by Sponsor (or 966,441 Series A shares and 1 Series B shares). It was also agreed in the Sponsor Share Letter that the Sponsor will transfer 200,000 shares to one of ACAB’s financial advisors for the services provided prior to the merger date. The transfer of 983,333 shares of ACAB Series A Common Stock to Abpro Bio was reflected in the pro forma condensed financial statements as a part of the recapitalization in conjunction with the Business Combination and this transfer has no financial impact. As it relates to 983,333 shares transferred to Abpro, the corresponding issuance costs will be recorded at the date these shares are transferred to third-party investors against non-redemption or capital commitments. As there were no transfers of shares to the third-party investors made through the date of this proxy statement/prospectus, the pro forma condensed financial statements will reflect impact of such transfers of the shares upon their execution. If 983,333 shares of Series A common stock held by Abpro and 291,667 shares held by the Sponsor are transferred to third-party investors in conjunction with their capital commitments, the maximum related costs would be recorded to additional paid-in capital in the amount of approximately $14.6 million based on the estimated fair value at June 30, 2024 ($11.46 per share at June 30, 2024) with the corresponding decrease in the paid-in-capital.

On September 4, 2024, ACAB, Merger Sub and the Company entered into Amendment No. 1 to the Business Combination Agreement (the “BCA Amendment”) to provide for the issuance of 600,601 shares of common stock of ACAB to the Sponsor in lieu of repayment of $2,000,000 of advances from the Sponsor to ACAB at the consummation of the Business Combination.

Other Related Events in Connection with the Business Combination

Other related events that are contemplated to take place in connection with the Business Combination are summarized below:

•

the issuance of 3,367,401 shares of Series A common stock to the PIPE Investors under the Subscription Agreements. On August 22, 2024, ACAB entered into subscription agreements with Abpro Bio and Celltrion Inc. (“Celltrion”) (the “Subscription Agreements”). Pursuant to the Subscription Agreements, Abpro Bio agreed to subscribe for and purchase 622,467 newly-issued shares of Series A common stock substantially concurrently with the closing of the Business Combination at a price of $10.00 per share, for an aggregate purchase price of $6,224,670 of which $4,224,663 through the extinguishment of the balance due to Abpro Bio under the promissory note agreement between the Company and Abpro Bio, and the remainder of $2,000,007 in cash. In addition,

Abpro Bio will receive an aggregate of 1,244,934 Company Incentive Shares. Celltrion agreed to subscribe for and purchase, 500,000 newly-issued shares of Series A common stock, substantially concurrently with the closing of the Business Combination, at a price of $10.00 per share, for an aggregate purchase price of $5,000,000. In addition, Celltrion will be granted an aggregate of 1,000,000 Company Incentive Shares.

Accounting for the Business Combination

Notwithstanding the legal form of the Business Combination pursuant to the Business Combination Agreement, the Business Combination will be accounted for as a reverse recapitalization in accordance with US GAAP. Under this method of accounting, ACAB will be treated as the acquired company and Abpro will be treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Post-Combination Company will represent a continuation of the financial statements of Abpro, with the Business Combination treated as the equivalent of Abpro issuing stock for the net assets of ACAB, accompanied by a recapitalization. The net assets of ACAB will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Abpro. Abpro has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances:

•	it is expected that the Post-Combination Company Board will consist of five directors, four of whom shall be designated by Abpro and one of whom shall be designated by ACAB;

•	Abpro’s existing senior management team will comprise the senior management of the Combined Company; and

•	Abpro’s operations prior to the Business Combination will comprise the ongoing operations of the Post-Combination Company as ACAB had minimal operations pre-combination.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of the Post-Combination Company upon consummation of the Business Combination in accordance with GAAP.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes. The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination and the other events contemplated by the Business Combination Agreement are expected to be used for general corporate purposes. Further, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of the Post-Combination Company following the consummation of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. ACAB and Abpro have not had any historical relationship prior to the transactions discussed in this proxy statement/prospectus. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information contained herein assumes that the ACAB stockholders approve the Business Combination. Pursuant to ACAB’s current Charter, the Public Stockholders may elect to redeem their Public Shares upon the closing of the Business Combination for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account. ACAB cannot predict how many of its Public Stockholders will exercise their right to redeem their Public Shares for cash. Therefore, the unaudited pro forma condensed combined financial information present two redemption scenarios as follows:

•	Assuming No Redemption: this scenario assumes that no Public Stockholders of ACAB exercise redemption rights with respect to their Public Shares; and

•

Assuming Maximum Redemptions: This scenario assumes that all of 541,269 Public Shares of ACAB are redeemed upon consummation of the Business Combination for an aggregate redemption payment of $6.1 million, assuming a redemption price of $11.22 per share upon consummation of the Business Combination. ACAB’s Current Charter provides that ACAB may not consummate any business combination unless it has net tangible assets of at least $5,000,001 upon consummation. ACAB intends to amend its Current Charter to remove the net tangible asset requirement, subject to shareholder approval. In addition, the consummation of the transaction is currently subject to the requirement that there should be at least $8.7 million in Available Closing Cash at the closing pursuant to the Business Combination Agreement. The Available Closing Cash is defined as at the closing the amount of funds contained in the Trust Account (after reduction for the aggregate amount of payments made or required to be made in connection with the SPAC stockholder redemption), plus the amount of funds available to consummate the Business Combination pursuant to a PIPE Financing, minus unpaid SPAC expenses. Abpro and ACAB will waive, if needed, the Available Closing Cash requirement if the amount immediately prior to Closing is below $8.7 million. Therefore, the pro forma financial statements do not contemplate that the Available Cash Requirement will be met.

The two redemption scenarios assumed in the unaudited pro forma condensed combined balance sheet and statement of operations do not include adjustments for the 28,850,000 outstanding Public Warrants and Private Warrants issued in connection with ACAB’s Initial Public Offering as such securities are not exercisable until 30 days after the Closing.

The following summarizes the pro forma Post-Combination Company common stock issued and outstanding immediately after the Business Combination, presented under the two redemption scenarios:

	Pro Forma Combined (Assuming No Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
	Number of Shares	% Ownership	Number of Shares	% Ownership
ACAB public stockholders	541,269	1.07%	—	0.00%
ACAB Initial Stockholders	3,797,217	7.52%	3,797,217	7.60%
Series A Shares transferred to investors	2,153,609	4.26%	2,153,609	4.31%
New Abpro shares issued to service providers	1,250,000	2.47%	1,250,000	2.50%
New Abpro shares issued to PIPE Investors	3,367,401	6.67%	3,367,401	6.74%
New Abpro shares issued in merger to Abpro shareholders	39,413,500	78.01%	39,413,500	78.85%

Shares outstanding	50,522,996	100.00%	49,981,727	100.00%

The shares to be held by the ACAB Initial Stockholders include 7,200,000 Series A common stock shares held by ACAB’s sponsor, 300,000 Series A common stock shares which have been transferred to ACAB’s directors and Apeiron, and 600,601 Series A common stock shares issued to the Sponsor in extinguishment of $2,000,000 advances by the Sponsor to ACAB. The Series A common stock shares held by ACAB’s sponsor of 7,200,000 were reduced by 966,441 forfeited shares, 983,333 shares transferred to ABI, 983,333 shares transferred to Abpro and 200,000 shares transferred to one of ACAB’s financial advisors under the terms of the Sponsor Share Letter. As it relates to 983,333 shares transferred to Abpro, the corresponding shares were excluded from the shares outstanding since these shares are held by the Combined Company. The shares held by Abpro will be included in the shares outstanding on the date these shares are transferred to third-party investors against non-redemption or capital commitments.

In addition, on April 4, 2023, ACAB and the Sponsor entered into agreements with several unaffiliated third parties in exchange for them agreeing not to redeem certain public shares of ACAB at the special meeting called by the Company (the “Meeting”) to approve an extension of time for the Company to consummate an initial business combination (the “Charter Amendment Proposal”). In exchange for the foregoing commitments not to redeem such shares, the Sponsor has agreed to transfer to such investors an aggregate of 825,225 shares of ACAB held by the Sponsor immediately following consummation of an initial business combination if they continued to hold such Non-Redeemed Shares through the Meeting. As such, the shares held by the ACAB Initial Stockholders were reduced and the corresponding Series A shares transferred to investors were increased by 825,225 shares.

Also, on April 10, 2024, the Sponsor entered into a subscription agreement with Polar Multi-Strategy Master Fund (“Polar”), pursuant to which Polar provided the capital contribution to the Sponsor in the amount of $345,051 in exchange for 1 share of the Company’s Series A common stock held by the Sponsor for each $1 invested by the Investor as of the closing of the Merger. As such, the shares held by the ACAB Initial Stockholders were reduced and the corresponding Series A shares transferred to investors were increased by 345,051 shares.

The pro forma table above excludes New Abpro shares reserved for the future issuance of Abpro outstanding options and restricted stock units.

The following table summarizes the total New Abpro shares issuable to the Abpro shareholders in both the no redemption and maximum redemption scenarios as of June 30, 2024:

	Shares	%
Common Stockholders	19,362,888	38.7%
Series A Preferred Stockholders	3,968,718	7.9%
Series B Preferred Stockholders	1,291,633	2.6%
Series C Preferred Stockholders	4,134,157	8.3%
Series D Preferred Stockholders	2,700,791	5.4%
Series E Preferred Stockholders	6,810,193	13.6%
Series F Preferred Stockholders	1,145,120	2.3%
Reserved for stock option exercises	10,530,672	21.1%
Reserved for restricted stock units vesting	55,828	0.1%

Total	50,000,000	100.0%

Following the Closing, the Abpro stockholders will have the right to receive the Contingent Consideration upon the occurrence of certain triggering events. Because the Contingent Consideration is contingently issuable based upon the price of Post- Combination Company common stock reaching certain thresholds that have not yet been achieved, the pro forma Post-Combination Company common stock issued and outstanding immediately after the Business Combination excludes the Contingent Consideration.

The following table summarizes the total New Abpro shares issuable to Abpro in connection with the Business Combination.

New Abpro shares issued in merger to Abpro	39,413,500
Additional New Abpro shares reserved for the future exercise of Abpro vested options	10,530,672
Additional New Abpro shares reserved for Abpro unvested restricted stock units	55,828

Business Combination Consideration	50,000,000
Contingent Consideration	14,500,000

Total shares potentially issued to Abpro	64,500,000

The total merger consideration to be received by current equityholders of Abpro on the Closing Date will be the issuance of (or grant of options to purchase) Post-Combination Company equity with an aggregate value equal to approximately $500 million, comprised of (i) 39,413,500 shares of Post-Combination Company Series A common stock, (ii) options to purchase 10,530,672 shares of Post-Combination Company Series A common stock (iii) and 55,828 shares of Post-Combination Company Series A common stock issuable upon the exercise of restricted stock units, each multiplied by the deemed value of $10.00 per share.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF JUNE 30, 2024

(in thousands)

			Assuming No Redemption Scenario			Assuming Maximum Redemption Scenario
	ACAB (Historical)	Abpro (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash	$237	$63	$ 6,196	(1)	$8,914	$(6,064)	(13)	$2,850
			$ 6,430	(3)
			$ (2,102)	(5)
			$ (210)	(6)
			$ (1,700)	(11)
Accounts receivable	—	119	$ —		119			119
Prepaid expenses and other current assets	41	299	$ —		340	—		340
Deferred offering costs	—	1,463	$(1,463)	(5)	—	—		—

Total current assets	278	1,944	$ 7,151		9,373	(6,064)		3,309
Cash and marketable securities held in trust account	7,619	—	$(6,196)	(1)	—	—		—
			$(1,423)	(12)
Restricted cash	—	139	$ —		139	—		139
Property and equipment, net	—	48	$ —		48	—		48
Right-of-use asset— operating lease	—	696	$ —		696	—		696
Security deposits	—	66	$ —		66	—		66
Patents	—	181	$ —		181	—		181

Total assets	$7,897	$3,074	$ (468)		$10,503	$(6,064)		$4,439

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$—	$4,684	$ —		$4,684	$—		$4,684
Accrued offering costs	5	—	$ —		5	—		5
Excise tax payable	3,062	—	$ —		3,062	—		3,062
Accrued expenses	1,516	2,330	$ —		3,846	—		3,846
Advance from related parties	2,225	—	$(2,000)	(10)	—	—		—
			$ (225)	(11)
Income taxes payable	339	—	$ —		339	—		339
Operating lease liability, current	—	595	$ —		595	—		595
Finance lease liability, current	—	—	$ —		—	—		—
Notes payable, current—related parties	160	5,540	$ (4,225)	(3)	—	—		—
			$ (1,475)	(11)

Total current liabilities	7,307	13,149	$ (7,925)		12,531	—		12,531
Deferred underwriting fees payable	10,500	—	$(10,500)	(6)	—	—		—
Operating lease liability, noncurrent	—	149	$ —		149	—		149

Total liabilities	17,807	13,298	$(18,425)		12,680	—		12,680
Commitments and contingencies
Series A common stock subject to possible redemption	7,487	—	$ (6,064)	(2)	—	—		—
			$ (1,423)	(12)
Convertible Preferred stock
Series F Convertible Preferred Stock	—	9,991	$ (9,991)	(4)	—	—		—
Series E Convertible Preferred Stock	—	29,841	$(29,841)	(4)	—	—		—
Series D Convertible Preferred Stock		17,622	$(17,622)	(4)
Series C Convertible Preferred Stock	—	14,949	$(14,949)	(4)
Series B Convertible Preferred Stock	—	1,401	$ (1,401)	(4)	—	—		—
Series A Redeemable, Convertible Preferred Stock	—	1,795	$ (1,795)	(4)	—	—		—

Total convertible preferred stock	—	75,599	$(75,599)		—	—		—

			Assuming No Redemption Scenario			Assuming Maximum Redemption Scenario
	ACAB (Historical)	Abpro (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Stockholders’ (deficit) equity
Series A common stock	1	—	$ 3	(4)	5	—		5
			$ 1	(3)
Series B common stock	—	—	$ —		—	—		—
Common stock	—	9	$ (9)	(7)	—	—		—
Treasury stock	—	(33)	$ 33	(7)	—			—
Additional paid-in-capital	—	21,027	$ 6,064	(2)	104,644	$(6,064)	(13)	98,580
			$ 10,654	(3)
			$ 75,596	(4)
			$ (1,715)	(5)
			$ 6,876	(6)
			$ (24)	(7)
			$(23,283)	(8)
			$ 7,449	(9)
			$ 2,000	(10)
Accumulated (deficit) equity	(17,398)	(107,375)	$ (1,850)	(5)	(107,375)	—		(107,375)
			$ 3,414	(6)
			$ 23,283	(8)
			$ (7,449)	(9)
Non-controlling interest	—	549	$ —		549	—		549

Total stockholders’ deficit	(17,397)	(85,823)	$101,043		(2,177)	(6,064)		(8,241)

Total liabilities, convertible preferred stock and stockholders’ deficit	$7,897	$3,074	$ (468)		$10,503	$(6,064)		$4,439

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2024 are as follows:

(1)

Reflects the liquidation and reclassification of cash and marketable securities held in the Trust Account that becomes available for general use by the Post-Combination Company following the Business Combination.

(2)	Reflects the transfer of ACAB’s Series A Common Stock subject to possible redemptions as of June 30, 2024 to permanent equity.

(3)

Reflects the net consideration of approximately $6.4 million from the common stock shares issued under the PIPE Subscription Agreements, net of $4.2 million settlement of the balance due to ABI under the promissory note agreement and $0.6 million of issuance costs.

(4)

Reflects the exchange of all Abpro preferred stock (Series A preferred, Series B preferred, and Series C preferred, Series D preferred, Series E preferred, Series F preferred) into Post-Combination Company Series A common stock pursuant to the conversion rate for such shares of Abpro preferred stock effective immediately prior to the Closing.

(5)

Reflects the preliminary estimated payment of direct and incremental transaction costs incurred prior to or concurrent with the Business Combination of approximately $3.6 million (exclusive of the deferred underwriters’ discount discussed below) which are to be cash settled upon the Closing in accordance with the Business Combination Agreement. Transaction costs include legal, accounting, financial advisory and other professional fees related to the Business Combination. Of the total cash transaction costs of approximately $3.6 million, approximately $1.7 million are expected to be incurred by Abpro and charged to additional paid-in capital and approximately $1.9 million are to be incurred by ACAB and charged to expenses through accumulated deficit.

(6)

Reflects the settlement of $10.5 million deferred payable settled through issuance of 600,000 shares to Cantor, cash payment of $210,000 and forgiveness of the remaining balance. The fair value of the shares was $6,876,000 (based on the market value of $11.46 per share as of June 30, 2024) and the excess of $3,414,000 is accounted for as the recovery of accumulated deficit (since the initial accretion to the mezzanine reduced the accumulated deficit). For more information regarding the Cantor deferred underwriting fees, see “Certain Relationships and Related Party Transactions—ACAB — Deferred Underwriting Fee.”

(7)	Reflects the recapitalization of Abpro equity as a result of the exchange of Abpro common stock for Series A Common Stock.

(8)	Reflects the elimination of ACAB’s accumulated deficit to additional paid-in capital.

(9)

Represents approximately $7.4 million of non-cash transaction costs attributable to the payments in 350,000 shares of Series A common stock shares for legal services, 200,000 shares of Series A common stock shares for financial advisor services, and 100,000 shares of Series A common stock shares for capital advisory services rendered to ACAB in connection with the Merger and payable upon the consummation of the Merger (based on the market value of $11.46 per share as of June 30, 2024).

(10)

Reflects the issuance of 600,601 to the Sponsor in exchange for the extinguishment of $2.0 million of advances from the Sponsor in accordance with the terms of Amendment No. 1 to the Business Combination Agreement.

(11)	Reflects repayment of $1.7 million in liabilities upon closing, including $0.2 million of advances from related parties and $1.5 million in notes payable with related parties.

(12)

Reflects the aggregate redemption payments of approximately $1.4 million of ACAB Series A Common Stock shares on September 19, 2024, at $11.28 per share. On September 19, 2024, in connection with the Special Meeting of Stockholders of ACAB, stockholders holding a total of 126,122 public shares of Series A common stock exercised their right to redeem their public shares in connection with the vote upon the Charter Amendment Proposal.

(13)

Reflects the same facts as described in the No redemption scenario, except that all 541,269 outstanding public shares of ACAB are redeemed for cash in connection with the Business Combination, resulting in a distribution to public shareholders of $6.1 million, paid out in cash, and a reduction to permanent equity of equivalent amount. ACAB’s Current Charter provides that ACAB may not consummate any business combination unless it has net tangible assets of at least $5,000,001 upon consummation. ACAB intends to amend its Current Charter to remove the net tangible asset requirement, subject to shareholder approval. In addition, the consummation of the transaction is currently subject to the requirement that there should be at least $8.7 million in Available Closing Cash at the closing pursuant to the Business Combination Agreement. The Available Closing Cash is defined as at the closing the amount of funds contained in the Trust Account (after reduction for the aggregate amount of payments made or required to be made in connection with the SPAC stockholder redemption), plus the amount of funds available to consummate the Business Combination pursuant to a PIPE Financing, minus unpaid SPAC expenses. Abpro and ACAB will waive, if needed, the Available Closing Cash requirement if the amount immediately prior to Closing is below $8.7 million. Therefore, the pro forma financial statements do not contemplate that the Available Cash Requirement will be met.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

(in thousands, except share and per share data)

			Assuming No Redemption			Assuming Maximum
	ACAB (Historical)	Abpro (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Revenue:
Collaboration revenue	$—	$—	$—		$—	$—	$—
Royalty	—	—	—		—	—	—

Total revenues	—	—	—		—	—	—
Operating expenses
General and administrative	1,535	3,392	—		4,927	—	4,927
Research and development	—	1,827	—		1,827	—	1,827
Transaction costs	—	—	—		—	—	—
			—

Total operating expenses	1,535	5,219	—		6,754	—	6,754
Loss from operations	(1,535)	(5,219)	—		(6,754)	—	(6,754)
Other income (expense)
Other income	—	3,556	—		3,556	—	3,556
Interest income	1	2	—		3	—	3
Interest earned on marketable securities held in Trust Account	176	—	(176)	(1)	—	—	—
Interest expense	—	(143)	—		(143)	—	(143)

Total other income (expense), net	177	3,415	(176)		3,416	—	3,416
Income (Loss) before provision for income taxes	(1,358)	(1,804)	(176)		(3,338)	—	(3,338)
Provision for income taxes	(30)	—	30	(1)	—	—	—

Net income (loss)	$(1,388)	$(1,804)	$(146)		$(3,338)	$—	$(3,338)

Weighted average shares outstanding of Abpro common stock—basic and diluted		9,384,688
Basic and diluted net income per share—Abpro common stock—basic and diluted		$(0.19)

Basic and diluted weighted average shares outstanding, Non-redeemable common stock	7,500,000				50,522,996		49,981,727
Basic and diluted net income (loss) per share, non-redeemable common stock	$(0.17)				$(0.07)		$(0.07)

Basic and diluted weighted average shares outstanding, Common stock subject to possible redemption	667,391
Basic and diluted net income (loss) per common share, Common stock subject to possible redemption	$(0.17)

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Six months ended June 30, 2024

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 are as follows:

(1)	Reflects an adjustment to eliminate interest income related to the Trust Account, including elimination of the related income tax expenses.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

(in thousands, except share and per share data)

			Assuming No Redemption			Assuming Maximum
	ACAB (Historical)	Abpro (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Revenue:
Collaboration revenue	$—	$99	$—		$99	$—	$99
Royalty	—	23	—		23	—	23

Total revenues	—	122	—		122	—	122
Operating expenses
General and administrative	1,666	7,602	—		9,268	—	9,268
Research and development	—	4,266	—		4,266	—	4,266
Transaction costs	—	—	1,850	(2)	9,299	—	9,299
			7,449	(3)

Total operating expenses	1,666	11,868	9,299		22,833	—	22,833
Loss from operations	(1,666)	(11,746)	(9,299)		(22,711)	—	(22,711)
Other income (expense)
Interest income	52	63	—		115	—	115
Interest earned on marketable securities held in Trust Account	5,755	—	(5,755)	(1)	—	—	—
Interest and penalties on tax obligations	(142)	—	—		(142)	—	(142)
Interest expense	—	(23)	—		(23)	—	(23)

Total other income (expense), net	5,665	40	(5,755)		(50)	—	(50)
Income (Loss) before provision for income taxes	3,999	(11,706)	(15,054)		(22,761)	—	(22,761)
Provision for income taxes	(1,177)	—	1,177	(1)	—	—	—

Net loss	$2,822	$(11,706)	$(13,877)		$(22,761)	$—	$(22,761)

Weighted average shares outstanding of Abpro common stock—basic and diluted		9,356,648
Basic and diluted net loss per share—Abpro common stock—basic and diluted		$(1.25)

Baisc and diluted weighted average shares outstanding, Non-redeemable common stock	7,500,000				50,522,996		49,981,727
Basic and diluted net income (loss) per share, non-redeemable common stock	$0.15				$(0.45)		$(0.46)

Basic and diluted weighted average shares outstanding, Common stock subject to possible redemption	11,257,894
Basic and diluted net income (loss) per common share, Common stock subject to possible redemption	$0.15

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2023

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 are as follows:

(1)	Reflects an adjustment to eliminate interest income related to the Trust Account, including elimination of the related income tax expenses.

(2)

Represents the transaction costs expected to be incurred by ACAB. Since the Business Combination is expected to be accounted for as a reverse merger and recapitalization of Abpro into ACAB, the costs to be incurred by ACAB to consummate the merger are expensed as incurred. This adjustment is non-recurring in nature and is not expected to have a continuing effect on future period statements of operations.

(3)

Represents approximately $7.4 million of non-cash transaction costs attributable to the payments in 350,000 Series A common stock shares for legal services, 200,000 of Series A common stock shares for financial advisor services, and 100,000 shares of Series A common stock shares for capital advisory services rendered to ACAB in connection with the Merger and payable upon the consummation of the merger (based on the market value of $11.46 per share as of June 30, 2024). This adjustment is non-recurring in nature and is not expected to have a continuing effect on future period statements of operations.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, ACAB will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Post-Combination Company will represent a continuation of the financial statements of Abpro, and the Business Combination will be treated as the equivalent of Abpro issuing stock for the net assets of ACAB, accompanied by a recapitalization. The net assets of ACAB will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Abpro.

The unaudited pro forma condensed combined balance sheet as of June 30, 2024, combines the historical balance sheet of ACAB as of June 30, 2024, and the historical balance sheet of Abpro as of June 30, 2024, on a pro forma basis as if the Business Combination and the other events contemplated by the Business Combination Agreement had been consummated on June 30, 2024. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, combines the historical statements of operations of ACAB for the six months ended June 30, 2024, and the historical statements of operations of Abpro for the six months ended June 30, 2024 on a pro forma basis as if the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transactions had been consummated on January 1, 2023, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, combines the historical statements of operations of ACAB for the year ended December 31, 2023, and the historical statements of operations of Abpro for the year ended December 31, 2023 on a pro forma basis as if the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction had been consummated on January 1, 2023, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information and accompanying notes have been derived from and should be read in conjunction with:

•

the historical unaudited condensed consolidated financial statements of ACAB as of and for the three and six months ended June 30, 2024, and the related notes, which are included elsewhere in this proxy statement/prospectus;

•	the historical audited consolidated financial statements of ACAB as of and for the year ended December 31, 2023, and the related notes, which are included elsewhere in this proxy statement/prospectus;

•

the historical unaudited condensed consolidated financial statements of Abpro as of and for the six months ended June 30, 2024, and the related notes, which are included elsewhere in this proxy statement/prospectus; and

•

the historical audited consolidated financial statements of Abpro as of and for the year ended December 31, 2023, and the related notes, which are included elsewhere in this proxy statement/prospectus; and

•

other information relating to ACAB and Abpro contained in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “Proposal No. 1—The Business Combination Proposal.”

The unaudited pro forma condensed combined financial information should also be read together with the sections titled “ACAB Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Abpro Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other financial information included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this proxy statement/prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in these notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments that appear in this proxy statement/prospectus. Management considers this basis of presentation to be reasonable under the circumstances.

One-time direct and incremental transaction costs anticipated to be incurred by Abpro prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the Post-Combination Company’s additional paid-in capital. Since the Business Combination is expected to be accounted for as a reverse merger and recapitalization of Abpro into ACAB, the costs incurred by ACAB to consummate the merger are expensed as incurred.

2. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of Abpro upon consummation of the Business Combination in accordance with GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination and the other related events contemplated by the Merger Agreement are expected to be used for general corporate purposes. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of Abpro following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. ACAB and Abpro have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information contained herein assumes that the ACAB stockholders approve the Business Combination. Pursuant to its existing charter, ACAB will provide stockholders the opportunity to redeem the outstanding shares of common stock for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of the IPO, as of two business days prior to the consummation of the transactions contemplated by the Merger Agreement (including interest earned on the funds held in the Trust Account, net of taxes) upon the closing of the transactions contemplated by the Merger Agreement.

The level of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments for the outstanding Public Warrants and Private Warrants issued in connection with the IPO as such securities are not exercisable until 30 days after the consummation of the Business Combination.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

The pro forma basic and diluted income per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the Combined Company’s shares outstanding, assuming the Business Combination occurred on January 1, 2023.

3. Loss per Share

Represents the net loss per share calculated using the historical shares of ACAB Common Stock outstanding, and the issuance of additional shares in connection with the Business Combination and other related events, assuming all shares were outstanding since January 1, 2023. As the Business Combination and other related events are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented. Under the maximum redemption scenario, the shares assumed to be redeemed by the Public Stockholders are eliminated as of January 1, 2023. The stock options, restricted stock units and warrants were excluded in the earnings per share calculation as they would be anti-dilutive.

	Six Months Ended June 30, 2024 Pro Forma Combined
(in thousands, except share and per-share data)	Assuming No Redemption	Assuming Maximum Redemption
Pro forma net loss	$(3,338)	$(3,338)
Weighted average shares outstanding-basic and diluted	50,522,996	49,981,727
Net loss per share-basic and diluted (1)	$(0.07)	$(0.07)

ACAB public stockholders	541,269	—
ACAB Initial Stockholders	3,797,217	3,797,217
Series A Shares transferred to investors	2,153,609	2,153,609
New Abpro shares issued to service providers	1,250,000	1,250,000
New Abpro shares issued to PIPE Investors	3,367,401	3,367,401
New Abpro shares issued in merger to Abpro	39,413,500	39,413,500

Shares outstanding	50,522,996	49,981,727

(1)	The outstanding warrants, stock options and restricted stock units of the Post-Combination Company are anti-dilutive and are not included in the calculation of basic or diluted net loss per share.

	Year Ended December 31, 2023 Pro Forma Combined
(in thousands, except share and per-share data)	Assuming No Redemption	Assuming Maximum Redemption
Pro forma net loss	$(22,761)	$(22,761)
Weighted average shares outstanding-basic and diluted	50,522,996	49,981,727
Net loss per share-basic and diluted (1)	$(0.45)	$(0.46)

ACAB public stockholders	541,269	—
ACAB Initial Stockholders	3,797,217	3,797,217
Series A Shares transferred to investors	2,153,609	2,153,609
New Abpro shares issued to service providers	1,250,000	1,250,000
New Abpro shares issued to PIPE Investors	3,367,401	3,367,401
New Abpro shares issued in merger to Abpro	39,413,500	39,413,500

Shares outstanding	50,522,996	49,981,727

(1)	The outstanding warrants, stock options and restricted stock units of the Post-Combination Company are anti-dilutive and are not included in the calculation of basic or diluted net loss per share.

The following outstanding shares of common stock equivalents are excluded from the computation of pro forma diluted net loss per share for all the periods and scenarios presented as they have an anti-dilutive effect:

	For the Six Months Ended June 30, 2024
	Pro Forma Combined
	Assuming No Redemption	Assuming Maximum Redemption
ACAB Public Warrants	15,000,000	15,000,000
ACAB Private Warrants	13,850,000	13,850,000
Abpro Stock Options	10,530,672	10,530,672
Abpro Restricted Stock Units	55,828	55,828

Total	39,436,500	39,436,500

	For the Year Ended December 31, 2023
	Pro Forma Combined
	Assuming No Redemption	Assuming Maximum Redemption
ACAB Public Warrants	15,000,000	15,000,000
ACAB Private Warrants	13,850,000	13,850,000
Abpro Stock Options	11,022,188	11,022,188
Abpro Restricted Stock Units	93,301	93,301

Total	39,965,489	39,965,489

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION

The following tables set forth:

•	historical per share information of ACAB for the six months ended June 30, 2024;

•	historical per share information of Abpro for the six months ended June 30, 2024;

•

unaudited pro forma per share information of the combined company for the six months ended June 30, 2024 and the year ended December 31, 2023, after giving effect to the Business Combination, as follows:

Assuming No Redemption: This presentation assumes that no public stockholders of ACAB exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

Assuming Maximum Redemption: This scenario assumes that all of 541,269 Public Shares of ACAB are redeemed upon consummation of the Business Combination for an aggregate redemption payment of $6.1 million, assuming a redemption price of $11.22 per share upon consummation of the Business Combination. ACAB’s Current Charter provides that ACAB may not consummate any business combination unless it has net tangible assets of at least $5,000,001 upon consummation. ACAB intends to amend its Current Charter to remove the net tangible asset requirement, subject to shareholder approval. In addition, the consummation of the transaction is currently subject to the requirement that there should be at least $8.7 million in Available Closing Cash at the closing pursuant to the Business Combination Agreement. The Available Closing Cash is defined as at the closing the amount of funds contained in the Trust Account (after reduction for the aggregate amount of payments made or required to be made in connection with the SPAC stockholder redemption), plus the amount of funds available to consummate the Business Combination pursuant to a PIPE Financing, minus unpaid SPAC expenses. Abpro and ACAB will waive, if needed, the Available Closing Cash requirement if the amount immediately prior to Closing is below $8.7 million. Therefore, the pro forma financial statements do not contemplate that the Available Cash Requirement will be met.

The following tables should be read in conjunction with the summary historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of ACAB and Abpro and the related notes thereto that are included elsewhere in this proxy statement/prospectus. The unaudited ACAB and Abpro pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined net income per share information below does not purport to represent the actual results of operations that would have occurred had the companies been combined during the periods presented, nor does it purport to represent the actual results of operations for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of ACAB and Abpro would have been had the companies been combined during the periods presented.

			Combined Pro Forma		Abpro Equivalent Per Share Pro Forma (b)
	ACAB (Historical)	Abpro (Historical)	Assuming No Redemption	Assuming Maximum Redemption	Assuming No Redemption	Assuming Maximum Redemption
As of and for the six months ended June 30, 2024
June 30, 2024 book value per share (a)	$(2.32)	$(0.01)	$(0.04)	$(0.16)	$(0.09)	$(0.34)
Weighted average shares:
Weighted average shares outstanding Non-redeemable common stock—basic and diluted	7,500,000	—	50,522,996	49,981,727	—	—
Weighted average shares outstanding , Common stock subject to possible redemption—basic and diluted	667,391	—	—	—	—	—
Weighted average shares outstanding of Abpro common stock—basic and diluted	—	9,384,688	—	—	—	—
Income (loss) per share:
Basic and diluted net loss per share, Non-redeemable common stock	$(0.17)	$—	$(0.07)	$(0.07)	$(0.14)	$(0.14)
Basic and diluted net loss per share, Common stock subject to possible redemption	$(0.17)	$—	$—	$—	$—	$—
Basic and diluted net income per share—Abpro common stock	$—	$(0.19)	$—	$—	$—	$—
As of and for the year ended December 31, 2023
Weighted average shares:
Weighted average shares outstanding Non-redeemable common stock—basic and diluted	7,500,000	—	50,522,996	49,981,727	—	—
Weighted average shares outstanding, Common stock subject to possible redemption—basic and diluted	11,257,894	—	—	—	—	—
Weighted average shares outstanding of Abpro common stock—basic and diluted	—	9,356,648	—	—	—	—
Income (loss) per share:
Basic and diluted net income (loss) per share, Non-redeemable common stock	$0.15	$—	$(0.45)	$(0.46)	$(0.93)	$(0.94)
Basic and diluted net income (loss) per share, Common stock subject to possible redemption	$0.15	$—	$—	$—	$—	$—
Basic and diluted net loss per share—Abpro common stock	$—	$(1.25)	$—	$—	$—	$—

(a)	Book value per share is calculated using the formula: total permanent equity divided by the total number of shares of common stock outstanding classified in permanent equity.
(b)

The Abpro equivalent pro forma basic and diluted per share data and book value is calculated by multiplying the combined pro forma per share data by the ratio the ACAB’s shares to be issued to Abpro’s shareholders upon closing.

ACAB’S SPECIAL MEETING OF STOCKHOLDERS

General

ACAB is furnishing this proxy statement/prospectus to ACAB’s stockholders as part of the solicitation of proxies by the ACAB Board for use at the Special Meeting of ACAB stockholders to be held on November 7, 2024, and at any adjournment or postponement thereof. This proxy statement/prospectus provides ACAB’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place of Special Meeting

The Special Meeting of stockholders will be held on November 7, 2024, at 9:00 a.m., eastern time, in virtual format.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of common stock at the close of business on October 9, 2024, which is the record date for the Special Meeting. You are entitled to one vote for each share of common stock that you owned as of the close of business on the ACAB Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the ACAB Record Date, there were 8,041,269 shares of common stock outstanding, of which 541,269 are Public Shares entitled to vote at the Special Meeting, and 7,500,000 are Founder Shares (of which only one (1) share of Series B common stock is entitled to vote at the Special Meeting).

Purpose of the Special Meeting

At the Special Meeting, ACAB is asking holders of ACAB common stock to vote on the following proposals:

•	The Business Combination Proposal—To consider and vote upon a proposal to approve the Business Combination Agreement and the transactions contemplated thereby (Proposal No. 1);

•

The NTA Proposal—To consider and vote upon a proposal to amend the Existing Charter to remove the requirement that ACAB have net tangible assets of at least $5,000,001 prior to or upon consummation of the Business Combination (Proposal No. 2);

•	The Charter Approval Proposal—To consider and vote upon a proposal to adopt the Proposed Charter in the form attached hereto as Annex B (Proposal No. 3);

•

The Governance Proposal—To consider and act upon, on a non-binding advisory basis, a separate proposal with respect to certain governance provisions in the Proposed Charter in order to give holders of ACAB’s common stock the opportunity to present their separate views on important corporate governance procedures (Proposal No. 4);

•

The Director Election Proposal—To consider and vote upon a proposal to elect five directors to serve on the Board until the 2025 annual meeting of stockholders, in the case of Class I directors, the 2026 annual meeting of stockholders, in the case of Class II directors, and the 2027 annual meeting of stockholders, in the case of Class III directors, and, in each case, until their respective successors are duly elected and qualified (Proposal No. 5);

•

The Merger Issuance Proposal—To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of shares of Series A common stock pursuant to the Business Combination (Proposal No. 6);

•

The Subscription Agreements Proposal—To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of shares of Series A common stock pursuant to the Subscription Agreements (Proposal No. 7);

•	The Incentive Plan Proposal—To consider and vote upon a proposal to approve and adopt the Incentive Plan (Proposal No. 8); and

•

The Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal or the Incentive Plan Proposal or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived (Proposal No. 9).

Vote of ACAB’s Sponsor, Directors and Officers

ACAB has entered an agreement with the Sponsor and ACAB’s directors and officers, pursuant to which each agreed to vote any shares of common stock owned by them in favor of each of the proposals presented at the Special Meeting.

The Sponsor and ACAB’s directors and officers have waived any redemption rights, including with respect to any Public Shares purchased in the ACAB IPO or in the aftermarket, in connection an initial business combination. The Founder Shares held by the Initial Stockholders have no redemption rights upon our liquidation and will be worthless if no business combination is effected by us within the Completion Window. However, the Sponsor and ACAB’s directors and officers are entitled to redemption rights upon our liquidation with respect to any Public Shares they may own.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of ACAB stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the issued and outstanding common stock entitled to vote as of the ACAB Record Date is represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. As of the ACAB Record Date, 270,635 shares of common stock would be required to achieve a quorum.

The approval of each of the Business Combination Proposal, Governance Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal and the Adjournment Proposal, if presented, will require the affirmative vote of the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to each of the Business Combination Proposal, the Governance Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal or the Adjournment Proposal, if presented, will have no effect on the Business Combination Proposal, the Governance Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal or the Adjournment Proposal. ACAB’s Sponsor and its directors and officers have agreed to vote their shares of common stock in favor of each of the proposals presented at the Special Meeting.

The approval of the NTA Proposal and the Charter Approval Proposal will require the affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, (ii) the holders of a majority of the Series A common stock then outstanding, voting separately as a single Series and (iii) the holders of a majority of the outstanding shares of common stock on the ACAB Record Date, voting together as a single class. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the NTA Proposal and the Charter Approval Proposal, will have the same effect as a vote “AGAINST” such proposal.

Directors are elected by a plurality of all of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the five (5) director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to election of directors, will have no effect on the election of directors.

The Business Combination is conditioned on the approval of the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal at the Special Meeting, subject to the terms of the Business Combination Agreement. The Business Combination is not conditioned on the Governance Proposal, the Director Election Proposal or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

It is important for you to note that in the event that the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal or the Incentive Plan Proposal do not receive the requisite vote for approval, ACAB will not consummate the Business Combination. If ACAB does not consummate the Business Combination and fails to complete an initial business combination within the Completion Window, it will be required to dissolve and liquidate the trust account by returning the then remaining funds in such account to its public stockholders.

Recommendation of ACAB Board

The ACAB Board unanimously determined that the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, ACAB and its stockholders. Accordingly, the ACAB Board unanimously recommends that its stockholders “FOR” each of the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal and the Adjournment Proposal.

In considering the recommendation of the ACAB Board to vote in favor of approval of the proposals, stockholders should keep in mind that the Sponsor and ACAB’s directors and officers have interests in such proposals that are different from or in addition to (and which may conflict with) those of ACAB stockholders. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

•

If the Business Combination with Abpro or another business combination is not consummated within the Completion Window, ACAB will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the ACAB Board, dissolving and liquidating. In such event, the Founder Shares held by ACAB’s Initial Stockholders which were acquired for an aggregate purchase price of $25,000 prior to the ACAB IPO, would be worthless because ACAB’s Initial Stockholders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $83,250,000 based upon the closing price of $11.10 per share of Series A common stock on Nasdaq on October 9, 2024, the ACAB Record Date. Certain Founder Shares are subject to certain time-and performance-based vesting provisions as described under “The Business Combination Agreement and Related Agreements — Related Agreements — Sponsor Letter Agreement.”

•

The Sponsor purchased an aggregate of 13,850,000 private placement warrants from ACAB for an aggregate purchase price of $13,850,000 (or $1.00 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the ACAB IPO and the subsequent partial exercise of their over-allotment option by the Underwriters. A portion of the proceeds ACAB received from these purchases were placed in the trust account. Such warrants had an aggregate market value of $554,000 based upon the closing price of $0.04 per public warrant on Nasdaq on October 9, 2024, the ACAB Record Date. The private placement warrants will become worthless if ACAB does not consummate a business combination within the Completion Window.

•

If ACAB is unable to complete a business combination within the Completion Window, its executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by ACAB for services rendered or contracted for or products sold to ACAB. If ACAB consummates a business combination, on the other hand, ACAB will be liable for all such claims.

•

ACAB’s directors and officers, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on ACAB’s behalf, such as identifying and investigating possible business targets and business combinations. However, if ACAB fails to consummate a business combination within the Completion Window, they will not have any claim against the trust account for reimbursement. Accordingly, ACAB may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum and will have the same effect as a vote “AGAINST” the Charter Approval Proposal. Broker non-votes are considered present for the purposes of establishing a quorum and will have the effect of a vote “AGAINST” the NTA Proposal and the Charter Approval Proposal. Abstentions and broker non-votes will have no effect on the Business Combination Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal and the Adjournment Proposal.

In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the Special Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Special Meeting.

Voting Your Shares—Stockholders of Record

ACAB stockholders may vote electronically at the Special Meeting by visiting https://www.cstproxy.com/atlanticcoastalacquisitionii/2024 or by proxy. ACAB recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.

If your shares are owned directly in your name with our transfer agent, Continental, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”

If you are an ACAB stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the Special Meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” each of the proposals presented at the Special Meeting.

Your shares will be counted for purposes of determining a quorum if you vote:

•	via the Internet;

•	by telephone;

•	by submitting a properly executed proxy card or voting instruction form by mail; or

•	electronically at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.

Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.

Voting Your Shares—Beneficial Owners

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares. As a beneficial owner, if you wish to vote at the Special Meeting, you will need to bring to the Special Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of common stock.

Revoking Your Proxy

If you are a stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify ACAB’s Secretary in writing before the Special Meeting that you have revoked your proxy; or

•

you may attend the Special Meeting and vote electronically by visiting https://www.cstproxy.com/atlanticcoastalacquisitionii/2024 and entering the control number found on your proxy card, instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

No Additional Matters

The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Governance Proposal, the Director Election Proposal, the

Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal and the Adjournment Proposal. Under ACAB’s bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of ACAB common stock, you may call Sodali & Co, ACAB’s proxy solicitor, at (800) 662-5200 or ACAB at (248) 890-7200.

Redemption Rights

Holders of Public Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Any stockholder holding Public Shares may demand that ACAB redeem such shares for a pro rata portion of the trust account (which, for illustrative purposes, was $11.30 per share as of October 9, 2024, the ACAB Record Date), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination with Abpro is consummated, ACAB will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares without the consent of ACAB. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of ACAB.

The Sponsor and ACAB’s directors and officers will not have redemption rights with respect to any shares of common stock owned by them, directly or indirectly in connection with the Business Combination.

ACAB public stockholders may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC System, to ACAB’s transfer agent no later than the second business day preceding the vote on the Business Combination Proposal. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a Public Share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then ACAB’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the trust account, as applicable. In such case, ACAB will promptly return any shares delivered by public stockholders.

The closing price of Series A common stock on October 9, 2024, the ACAB Record Date, was $11.10. The cash held in the trust account on such date was approximately $6,116,236 ($11.30 per Public Share). Prior to exercising redemption rights, stockholders should verify the market price of ACAB common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. ACAB cannot assure its stockholders that they will be able to sell their shares of ACAB common stock in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of Public Shares exercises its redemption rights, then it will be exchanging its shares of ACAB common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to ACAB’s transfer agent prior to the vote at the Special Meeting, and the Business Combination is consummated.

Appraisal Rights

Neither stockholders, unit holders nor warrant holders of ACAB have appraisal rights in connection with the Business Combination under the DGCL.

Proxy Solicitation Costs

ACAB is soliciting proxies on behalf of the ACAB Board. This solicitation is being made by mail but also may be made by telephone or in person. ACAB and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. ACAB will bear the cost of the solicitation.

ACAB has hired Sodali & Co to assist in the proxy solicitation process. ACAB will pay that firm a fee of $30,000 plus disbursements. Such payment will be made from non-trust account funds.

ACAB will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ACAB will reimburse them for their reasonable expenses.

The Initial Stockholders

As of October 9, 2024, the ACAB Record Date, and prior to consummation of a business combination. the Initial Stockholders of record were entitled to vote an aggregate of one (1) Founder Share, represented by one (1) share of Series B common stock held by the Sponsor, that was issued prior to the ACAB IPO. The Sponsor has agreed to vote the Founder Share, as well as any shares of common stock acquired in the aftermarket, in favor of each of the proposals presented at the Special Meeting. The Founder Shares have no right to participate in any redemption distribution and will be worthless if no business combination is effected by ACAB.

Upon consummation of the Business Combination, under the Sponsor Letter Agreement, certain Founder Shares (or shares of common stock issuable upon conversion thereof) will be subject to (i) certain lock-up restrictions and (ii) certain time and performance-based vesting provisions. See “The Business Combination Agreement and Related Agreements — Related Agreements — Sponsor Letter Agreement” for more information.

Purchases of ACAB Shares

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding ACAB or its securities, the Sponsor, Abpro, the Company Owners and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of ACAB’s common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with Abpro’s consent, the transfer to such investors or holders of shares or warrants owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on ACAB common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, it could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such proposals would be approved.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus by the Sponsor, Abpro, the Company Owners or any of their respective affiliates. ACAB will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Holders of ACAB common stock are being asked to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. ACAB stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the sections entitled “The Business Combination” and “The Business Combination Agreement and Related Agreements” in this proxy statement/prospectus for additional information regarding the Business Combination and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Vote Required for Approval

This Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be adopted and approved only if at least a majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting vote “FOR” the Business Combination Proposal.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Business Combination Proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

The Sponsor and ACAB’s directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Business Combination Proposal. See “The Business Combination Agreement and Related Agreements — Related Agreements — Sponsor Letter Agreement” for more information.

Interests of ACAB’s Directors and Officers in the Business Combination Proposal

When you consider the recommendation of the ACAB Board in favor of approval of the Business Combination, you should keep in mind that certain of ACAB’s directors and executive officers have interests in the Incentive Plan that are different from, or in addition to, your interests as a stockholder. For more information about the interests of ACAB’s directors and executive officers in the Business Combination, see “The Business Combination — Interests of ACAB’s Directors and Officers in the Business Combination” beginning on page 264 of this proxy statement/prospectus.”

Recommendation of the ACAB Board

THE ACAB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ACAB STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE NTA PROPOSAL

Overview

As discussed elsewhere in this proxy statement/prospectus, ACAB is asking its stockholders to approve the NTA Proposal. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by ACAB stockholders. If the NTA Proposal and the Business Combination Proposal are approved at the Special Meeting, the following amendments will be made to the Existing Charter, which shall be effective, if adopted and implemented by ACAB, prior to the consummation of the proposed Business Combination:

(a)

Section 9.2(a) of the Existing Charter shall be amended in its entirety to read as follows: “Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed (irrespective of whether they voted in favor or against the Business Combination) pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”

(b)

Section 9.2(e) of the Existing Charter shall be amended in its entirety to read as follows: “If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if (i) such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination (or such other vote as the applicable law or stock exchange rules then in effect may require).”

(c)

Section 9.7 of the Existing Charter shall be amended to remove the following language: “provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

Reasons for the Amendments

ACAB stockholders are being asked to adopt the proposed amendments to the Existing Charter prior to the Closing, which, in the judgment of the ACAB Board, may facilitate the consummation of the Business Combination. The Existing Charter limits ACAB’s ability to consummate an initial business combination, or to redeem shares of ACAB Class A Common Stock in connection with an initial business combination, if it would cause ACAB to have less than $5,000,001 in net tangible assets. The purpose of such limitation was initially to ensure that the ACAB Class A Common Stock is not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the ACAB Class A Common Stock and the Combined Company’s Common Stock would not be deemed to be a “penny stock” as such securities are listed on a national securities exchange, ACAB is presenting the NTA Proposal to facilitate the consummation of the Business Combination. If the NTA Proposal is not approved and there are significant requests for redemption such that ACAB’s net tangible assets would be less than $5,000,001 upon the consummation of the Business Combination, the Existing Charter would prevent ACAB from being able to consummate the Business Combination even if all other conditions to Closing are met. If the Business Combination is consummated, then the Existing Charter, as amended by the NTA Amendments, will be further amended and restated in its entirety as set forth in the Proposed Charter in connection with the Closing of the Business Combination and all of the references in this proxy statement/prospectus to the “Existing Charter” shall be deemed to mean the Existing Charter as amended by amendments the contained in this NTA Proposal.

Resolution

The full text of the resolution to be voted upon is as follows:

RESOLVED, that the following amendments to the Existing Charter shall be adopted:

(a)

Section 9.2(a) of the Existing Charter shall be amended to read in its entirety as follows: “Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed (irrespective of whether they voted in favor or against the Business Combination) pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”

(b)

Section 9.2(e) of the Existing Charter shall be amended to read in its entirety as follows: “If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination (or such other vote as the applicable law or stock exchange rules then in effect may require).”

(c)

Section 9.7 of the Existing Charter shall be amended to remove the following language: “provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

Vote Required for Approval

If the Business Combination Proposal is not approved, the NTA Proposal will not be presented at the Special Meeting. The affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, (ii) the holders of a majority of the outstanding shares of common stock, voting together as a single class, is required to approve the NTA Proposal.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the NTA Proposal.

Recommendation of the ACAB Board

THE ACAB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ACAB STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NTA PROPOSAL.

PROPOSAL NO. 3 — THE CHARTER APPROVAL PROPOSAL

Overview

Our stockholders are being asked to adopt the Proposed Charter in the form attached hereto as Annex B, which, in the judgment of the ACAB Board, is necessary to adequately address the needs of the Post-Combination Company.

The following is a summary of the key changes effected by the Proposed Charter, but this summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B:

•

Changes to Authorized Capital Stock — the Existing Charter authorized the issuance of 111,000,000 total shares, consisting of (a) 110,000,000 shares of common stock, of which (i) 100,000,000 shares were Series A common stock, and (ii) 10,000,000 shares were Series B common stock, and (b) 1,000,000 shares of preferred stock. The Proposed Charter authorizes the issuance of 111,000,000 total shares, consisting of (a) 110,000,000 shares of common stock, and (b) 1,000,000 shares of preferred stock, and an elimination of Series B common stock and any rights of holders thereof;

•

Required Vote to Amend the Charter — require an affirmative vote of holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Post-Combination Company, voting together as a single class, to amend, alter, repeal or rescind, in whole or in part, certain provisions of the Proposed Charter;

•

Required Vote to Amend the Bylaws — require an affirmative vote of holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Post-Combination Company entitled to vote generally in an election of directors to adopt, amend, alter, repeal or rescind the Post-Combination Company’s bylaws;

•

Director Removal — provide for the removal of directors with cause only by stockholders voting at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Post-Combination Company entitled to vote at an election of directors; and

•	Removal of Blank Check Company Provisions — eliminate various provisions applicable only to blank check companies, including business combination requirements.

Reasons for the Amendments

Each of these amendments was negotiated as part of the Business Combination. The ACAB Board’s reasons for proposing each of these amendments to the Existing Charter is set forth below.

Our Existing Charter authorizes 111,000,000 shares, consisting of (a) 110,000,000 shares of common stock, including (i) 100,000,000 shares of Series A common stock, and (ii) 10,000,000 shares of Series B common stock, and (b) 1,000,000 shares of preferred stock. The Proposed Charter provides that ACAB will be authorized to issue 111,000,000 shares, consisting of 110,000,000 shares of common stock and 1,000,000 shares of preferred stock. Upon the conversion of the Series B common stock to Series A common stock and the elimination of the blank check provisions in our Existing Charter, the ACAB Board has determined that there will no longer be a need to continue with two series of common stock and, therefore, this amendment eliminates the Series B common stock.

This amendment also increases the authorized number of shares because the ACAB Board believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the merger and the other transactions contemplated by in this proxy statement/prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

The ACAB Board believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Required Vote to Amend the Charter

At present, our Existing Charter may only be amended with the approval of a majority of the ACAB Board and the holders of a majority of our outstanding shares. This amendment requires an affirmative vote of holders of at least two-thirds (66 and 2/3%) of the voting power of all the then-outstanding shares of voting stock of the Post-Combination Company, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the ACAB Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the Business Combination. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of the Post-Combination Company to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

Required Vote to Amend the Bylaws

At present, our Existing Charter provides that our bylaws may be amended by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. This amendment requires an affirmative vote of holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Post-Combination Company entitled to vote generally in an election of directors to adopt, amend, alter, repeal or rescind the Post-Combination Company’s bylaws. The ability of the majority of the Board to amend the bylaws remains unchanged. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the ACAB Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the Business Combination. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of the Post-Combination Company to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

Director Removal

At present, our Existing Charter provides that, directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. This amendment provides for the removal of directors with cause only by stockholders voting at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Post-Combination Corporation entitled to vote at an election of directors. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the ACAB Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the Business Combination. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of the Post-Combination Company to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

Removal of Blank Check Company Provisions

Our Existing Charter contains various provisions applicable only to blank check companies. This amendment eliminates certain provisions related to our status as a blank check company, which is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve the Post-Combination Company and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and we believe it is the most appropriate period for the Post-Combination Company following the Business Combination. In connection with the Business Combination, all shares of Series B common stock will automatically be converted into shares of Series A common stock, pursuant to the terms of the Existing Charter. Upon the conversion of the Series B common stock to Series A common stock, the ACAB Board has determined that there will no longer be a need to continue with two series of common stock and, therefore, this amendment eliminates the Series B common stock. In addition, certain other provisions in our Existing Charter require that proceeds from the ACAB IPO be held in the trust account until a business combination or liquidation of merger has occurred. These provisions cease to apply once the Business Combination is consummated.

Recommendation of the ACAB Board

THE ACAB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ACAB STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER APPROVAL PROPOSAL.

PROPOSAL NO. 4 — THE GOVERNANCE PROPOSAL

Overview

Our stockholders are also being asked to vote on a separate proposal with respect to certain governance provisions in the Proposed Charter, which are separately being presented in order to give holders of ACAB’s common stock the opportunity to present their separate views on important corporate governance procedures and which will be voted upon on a non-binding advisory basis. In the judgment of the ACAB Board, these provisions are necessary to adequately address the needs of the Post-Combination Company. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Abpro and ACAB intend that the Proposed Charter in the form set forth in Annex B will take effect at consummation of the Business Combination, assuming adoption of Proposal No. 3.

Proposal 3A: Changes to Authorized Capital Stock

See “Proposal No. 3 — The Charter Approval Proposal — Reasons for the Amendments — Changes to Authorized Capital Stock” for a description and reasons for the amendment.

Proposal 3B: Required Vote to Amend the Charter

See “Proposal No. 3 — The Charter Approval Proposal — Reasons for the Amendments — Required Vote to Amend the Charter” for a description and reasons for the amendment.

Proposal 3C: Required Vote to Amend the Bylaws

See “Proposal No. 3 — The Charter Approval Proposal — Reasons for the Amendments — Required Vote to Amend the Bylaws” for a description and reasons for the amendment.

Proposal 3D: Director Removal

See “Proposal No. 3 — The Charter Approval Proposal — Reasons for the Amendments — Director Removal” for a description and reasons for the amendment.

Proposal 3E: Removal of Blank Check Company Provisions

See “Proposal No. 3 — The Charter Approval Proposal — Reasons for the Amendments — Removal of Blank Check Company Provisions” for a description and reasons for the amendment.

Vote Required for Approval

If each of the Business Combination Proposal and the Charter Approval Proposal is not approved, the Governance Proposal will not be presented at the Special Meeting. The approval of the Governance Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Governance Proposal.

The Business Combination is not conditioned upon the approval of the Governance Proposal.

As discussed above, a vote to approve the Governance Proposal is an advisory vote, and therefore, is not binding on ACAB, Abpro or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, ACAB and Abpro intend that the Proposed Charter, in the form set forth in Annex B and containing the provisions noted above, will take effect at consummation of the Business Combination, assuming adoption of Proposal No. 3.

The Sponsor and ACAB’s directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Governance Proposal. See “The Business Combination Agreement and Related Agreements — Related Agreements — Sponsor Letter Agreement” for more information.

Recommendation of the ACAB Board

THE ACAB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ACAB STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNANCE PROPOSAL.

PROPOSAL NO. 5 — THE DIRECTOR ELECTION PROPOSAL

Overview

Assuming the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal are approved at the Special Meeting, stockholders are being asked to elect five (5) directors to the Board, effective upon the Closing, with each Class I director having a term that expires at the Post-Combination Company’s annual meeting of stockholders in 2025, each Class II director having a term that expires at the Post-Combination Company’s annual meeting of stockholders in 2026 and each Class III director having a term that expires at the Post-Combination Company’s annual meeting of stockholders in 2027, or, in each case, until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. The election of these directors is contingent upon approval of the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal.

The ACAB Board has nominated Mr. McDonald to serve as the Class I directors, Mr. Eisenberg and Mr. Lee to serve as the Class II directors, and Mr. Chan and Mr. Suk to serve as the Class III directors.

Information for each nominee is set forth in the section entitled “Management and Board of Directors of the Post-Combination Company Following the Business Combination.”

Vote Required for Approval

If a quorum is present, directors are elected by a plurality of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the five (5) director nominees who receive the most affirmative votes will be elected. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the vote.

The Business Combination is not conditioned upon the approval of the Director Election Proposal. Notwithstanding the approval of each of the five (5) director nominees to the Board in the Director Election Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be affected.

The Sponsor and ACAB’s directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Director Election Proposal. See “The Business Combination Agreement and Related Agreements — Related Agreements — Sponsor Letter Agreement” for more information.

Interests of ACAB’s Directors and Officers in the Director Election Proposal

When you consider the recommendation of the ACAB Board in favor of approval of the Director Election Proposal, you should keep in mind that certain of ACAB’s directors and executive officers have interests in the Director Election Proposal that are different from, or in addition to, your interests as a stockholder. For more information about the interests of ACAB’s directors and executive officers in the Business Combination, see “The Business Combination — Interests of ACAB’s Directors and Officers in the Business Combination” beginning on page 261 of this proxy statement/prospectus.

Recommendation of the ACAB Board

THE ACAB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ACAB STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE FIVE DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS IN THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 6 — THE MERGER ISSUANCE PROPOSAL

Overview

In connection with the Business Combination, we intend to effect the issuance of shares of Series A common stock to the holders of Abpro’s capital stock pursuant to the Business Combination Agreement.

The terms of the Business Combination Agreement are complex and only briefly summarized above. For further information, please see the full text of the Business Combination Agreement, which is attached as Annex A hereto. The discussion herein is qualified in its entirety by reference to the Business Combination Agreement.

Why ACAB Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635(a), (b), (c) and (d).

Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

The maximum aggregate number of shares of common stock issuable pursuant to the Business Combination Agreement represents greater than 20% of the number of shares of common stock before such issuance. As a result, stockholder approval of the issuance of shares of Series A common stock issuable pursuant to the Business Combination Agreement is required under Nasdaq regulations.

Stockholder approval of the Merger Issuance Proposal is also a condition to the Closing under the Business Combination Agreement.

Effect of Proposal on Current Stockholders

If the Merger Issuance Proposal is adopted, we will issue 39,413,500 of Series A common stock to the Abpro stockholders upon the Closing. The issuance of the shares of Series A common stock described above would result in significant dilution to Series A common stock and result in Series A common stock having a smaller percentage interest in the voting power, liquidation value and aggregate book value of ACAB.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Merger Issuance Proposal will not be presented at the Special Meeting. The approval of the Merger Issuance Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Merger Issuance Proposal.

The Business Combination is conditioned upon the approval of the Merger Issuance Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Merger Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Merger Issuance Proposal will not be effected.

The Sponsor and ACAB’s directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Merger Issuance Proposal. See “The Business Combination Agreement and Related Agreements — Related Agreements — Sponsor Letter Agreement” for more information.

Recommendation of the ACAB Board

THE ACAB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ACAB STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER ISSUANCE PROPOSAL.

PROPOSAL NO. 7 — THE SUBSCRIPTION AGREEMENTS PROPOSAL

Overview

In connection with the Business Combination, ACAB intends to effect the issuance and sale of an aggregate of 3,367,401 shares of Series A common stock at an effective purchase price of approximately $3.33 per share to certain investors pursuant to the Subscription Agreements.

Why ACAB Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635(a), (b), (c) and (d). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

The maximum aggregate number of shares of common stock issuable pursuant to the Subscription Agreements, together with the shares of common stock issuable pursuant to the Business Combination Agreement, represents greater than 20% of the number of shares of common stock before such issuance. As a result, stockholder approval of the issuance of shares of Class A common stock issuable pursuant to the Subscription Agreements is required under Nasdaq regulations.

Effect of Proposal on Current Stockholders

If the Subscription Agreements Proposal is adopted, we will issue 3,367,401 shares of Series A common stock to the PIPE Investors upon the consummation of the PIPE. We will also issue 39,413,500 shares of Class A common stock to the Abpro stockholders upon the Closing. The issuance of the shares of Class A common stock described above would result in significant dilution to Series A common stock and result in Series A common stock having a smaller percentage interest in the voting power, liquidation value and aggregate book value of ACAB.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Subscription Agreements Proposal will not be presented at the Special Meeting. The approval of the Subscription Agreements Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Subscription Agreements Proposal.

The Business Combination is conditioned upon the approval of the Subscription Agreements Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Subscription Agreements Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Subscription Agreements Proposal will not be effected.

The Sponsor and ACAB’s directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Subscription Agreements Proposal.

Recommendation of the ACAB Board

THE ACAB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ACAB STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE SUBSCRIPTION AGREEMENTS PROPOSAL.

PROPOSAL NO. 8 — THE INCENTIVE PLAN PROPOSAL

Overview

At the Special Meeting, holders of ACAB common stock will be asked to approve the Abpro Holdings, Inc. 2024 Equity Incentive Plan (the “Incentive Plan”). The Incentive Plan will become effective, if at all, upon the Closing, subject to consummation of the Business Combination and subject to stockholder approval. If the Incentive Plan is not approved by ACAB’s stockholders, or if the Business Combination Agreement is terminated prior to the consummation of the Business Combination, the Incentive Plan will not become effective.

Purpose of the Incentive Plan

The purpose of the Incentive Plan is to enhance the Post-Combination Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in our company and providing a means of recognizing their contributions to the Post-Combination Company’s success. Our board of directors believes that equity ownership opportunities and/or equity-linked compensatory opportunities are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.

Summary of the Incentive Plan

The following summarizes the material terms of the Incentive Plan.

Type of Awards

The Incentive Plan provides for the issuance of stock options (including non-statutory stock options and incentive stock options), stock appreciation rights (referred to as “SARs”), restricted stock, restricted stock units (referred to as “RSUs”), stock bonuses, and performance compensation awards to directors, officers, employees, consultants, and advisors of the Post-Combination Company or its affiliates.

Shares of Post-Combination Company Common Stock Available for Issuance

The Incentive Plan provides for an aggregate number of shares of Post-Combination Company common stock to be reserved for future issuance, which will be equal to 10% of the number of shares of ACAB common stock on a fully diluted basis as of immediately following the Effective Time (the “Initial Share Limit”) plus shares subject to outstanding equity awards granted under Abpro’s existing incentive plan that will be converted into equity awards denominated in shares of Post-Combination Company common stock under the Incentive Plan immediately prior to, and contingent, upon, the consummation of the transactions contemplated in the Business Combination Agreement, plus an annual increase on the first day of each fiscal year beginning in 2026 and ending in 2034, equal to the lesser of (A) five (5%) percent of the shares outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by the Post-Combination Company board of directors or the Committee (as defined below). Shares subject to an award under the Incentive Plan that are forfeited, cancelled, expired, unexercised or are settled in cash under the Incentive Plan will again become available for awards under the Incentive Plan. Shares of Post-Combination Company common stock that are tendered or exchanged by a participant or withheld by the Post-Combination Company as payment in connection with any award under the Incentive Plan, as well as any shares exchanged by a participant or withheld by the Post-Combination Company or any subsidiary thereof to satisfy tax withholding obligations related to any full value award, will become available for subsequent awards under the Incentive Plan. Shares, if any, that are tendered or exchanged by a participant or withheld by the Post-Combination Company as full or partial payment in connection with the exercise of any option or SAR under the Incentive Plan or the payment of any tax withholding obligation related thereto or not issued by the Post-Combination Company in connection with the stock settlement of any SAR will be added to the aggregate number of shares available for awards under the Incentive Plan. Shares, if any, underlying awards that are granted in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Post-Combination Company or with which the Post-Combination Company combines will not be counted against the aggregate number of shares available for awards under the Incentive Plan.

Annual Director Limits

A non-employee director of the Post-Combination Company may not be granted awards in respect of such service as a non-employee director under the Incentive Plan during any calendar year that, when aggregated with such non-employee director’s cash fees received with respect to such calendar year, exceed $750,000 in total value; provided, however, that the non-employee directors who are considered independent (under the rules of the Nasdaq or other securities exchange on which the Post-Combination Company common stock is traded) may make exceptions to this limit for a non-executive chair of the Post-Combination Company board of directors, if any, in which case the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Administration

The Incentive Plan will be administered by a committee of at least two people as the Post-Combination Company board of directors may appoint, or if no such committee has been appointed by the Post-Combination Company board of directors, the Post-Combination Company board of directors (the “Committee”). The Committee may interpret the Incentive Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Incentive Plan.

The Incentive Plan permits the Committee to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of Post-Combination Company common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards. All decisions made by the Committee pursuant to the provisions of the Incentive Plan will be final, conclusive and binding on all persons.

Eligible Participants

Each of the directors, officers, employees, consultants, and advisors (or prospective directors, officers, employees, consultants and advisors) of the Post-Combination Company or any of its affiliates are eligible to participate in the Incentive Plan, provided that they have been selected by the Committee to receive awards under the Incentive Plan.

RSUs and Restricted Stock

RSUs and restricted stock in respect of Post-Combination Company common stock may be granted under the Incentive Plan. The Committee will determine the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of RSUs and restricted stock. If the restrictions, performance objectives or other conditions determined by the Committee are not satisfied, the RSUs and restricted stock will be forfeited. Subject to the provisions of the Incentive Plan and the applicable individual award agreement, the Committee may provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances as set forth in the applicable individual award agreement, including the attainment of certain performance goals, a participant’s termination of employment or service under certain circumstances or a participant’s death or disability. The rights of holders of RSUs and restricted stock upon a termination of employment or service will be set forth in individual award agreements.

Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder during the restricted period, including the right to vote and receive dividends declared with respect to such restricted stock, provided, that any dividends declared during the restricted period with respect to such restricted stock will only become payable if the underlying restricted stock vests. During the restricted period, participants with RSUs will generally not have any rights of a stockholder, but, if the applicable individual award agreement so provides, may be credited with dividend equivalent rights that will be paid at the time that shares in respect of the related RSUs are delivered to the participant.

Options

Options to acquire Post-Combination Company common stock may be granted under the Incentive Plan. Options may be in the form of non-qualified options or “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, as set forth in the applicable individual option award agreement. The maximum number of shares that may be granted pursuant to options intended to be incentive stock options under the Incentive Plan is equal to the Initial Share Limit (subject to adjustment in accordance with the terms of the Incentive Plan). The exercise price of all options granted under the Incentive Plan will be determined by the Committee, but in no event may the exercise price be less than 100% of the fair market value of the underlying shares of Post-Combination Company common stock on the date of grant (other than options granted in substitution or previously granted awards, as defined in the Incentive Plan). The maximum term of all options granted under the Incentive Plan will be determined by the Committee, but may not exceed 10 years. Each option will vest and become exercisable (including in the event of the optionee’s termination of employment or service) at such time and subject to such terms and conditions as determined by the Committee and set forth in the applicable individual option agreement.

Stock Appreciation Rights

SARs may be granted under the Incentive Plan either alone or in conjunction with all or part of any option granted under the Incentive Plan. A SAR granted under the Incentive Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of Post-Combination Company common stock over the base price of the SAR. A SAR granted in conjunction with all or part of an option under the Incentive Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of Post-Combination Company common stock over the exercise price of the related option. Each SAR will be granted with a base price that is not less than 100% of the fair market value of the related shares of Post-Combination Company common stock on the date of grant (other than SARs granted in substitution of previously granted awards). The maximum term of all SARs granted under the Incentive Plan will be determined by the Committee, but may not exceed 10 years. The Committee may determine to settle the exercise of a SAR in Post-Combination Company common stock, cash, or any combination thereof.

Each SAR will vest and become exercisable (including in the event of the SAR holder’s termination of employment or service under certain circumstances) at such time and subject to such terms and conditions as determined by the Committee and set forth in in the applicable individual SAR agreement. SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to all of the terms and conditions applicable to the related option.

Stock Bonuses and Cash Awards

The Committee may issue unrestricted shares of Post-Combination Company common stock or other awards denominated in Post-Combination Company common stock, either alone or in tandem with other awards, in such amounts as the Committee may determine in its sole discretion from time to time. Each stock bonus award will be evidenced by an award agreement setting forth the terms and conditions of such awards.

Performance Goals

The Committee may grant equity-based awards and incentives under the Incentive Plan that are subject to the achievement of performance objectives selected by the Committee in its sole discretion, including, without limitation, one or more of the following business criteria: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Post-Combination Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total stockholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects.

Any one (1) or more of the performance criteria may be used on an absolute or relative basis to measure the performance of the Post-Combination Company and/or one or more affiliates as a whole or any business unit(s) of the Post-Combination Company and/or one or more affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the board of directors of the Post-Combination Company, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the performance criteria. Any performance criteria that are financial metrics, may be determined in accordance with GAAP or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.

Equitable Adjustments

In the event of (i) any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, Post-Combination Company common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, spin-off, split-up, split-off, combination, repurchase or exchange of shares of Post-Combination Company common stock or other securities of the Post-Combination Company, issuance of warrants or other rights to acquire Post-Combination Company common stock or other securities of the Post-Combination Company, or other similar corporate transaction or event (including, without limitation, a change in control (as defined below)) that affects the Post-Combination Company common stock, or (ii) unusual or infrequently occurring events (including, without limitation, a change in control) affecting the Post-Combination Company, any affiliate, or the financial statements of the Post-Combination Company or any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate to prevent the dilution or enlargement of the benefits intended to be made available under the Incentive Plan, then the Committee shall make any such adjustments in such manner as it may deem equitable, including without limitation any or all of the following: (a) adjusting any or all of (A) the number of shares of Post-Combination Company common stock or other securities of the Post-Combination Company (or number and kind of other securities or other property) that may be delivered in respect of awards or with respect to which awards may be granted under the Incentive Plan, and (B) the terms of any outstanding award, including, without limitation, (1) the number of shares of Post-Combination Company common stock or other securities of the Post-

Combination Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (2) the exercise price with respect to any award or (3) any applicable performance measures (including, without limitation, performance criteria and performance goals); (b) providing for a substitution or assumption of awards in a manner that substantially preserves the applicable terms of such awards; (c) accelerating the exercisability or vesting of, lapse of restrictions on, or termination of, awards or providing for a period of time for exercise prior to the occurrence of such event; (d) modifying the terms of awards to add events, conditions or circumstances (including termination of employment within a specified period after a change in control) upon which the exercisability or vesting of or lapse of restrictions thereon will accelerate; (e) deeming any performance measures (including, without limitation, performance criteria and performance goals) satisfied at target, maximum or actual performance through closing or such other level determined by the Committee in its sole discretion, or providing for the performance measures to continue (as is or as adjusted by the Committee) after closing; (f) providing that for a period prior to the change in control determined by the Committee in its sole discretion, any options or SARs that would not otherwise become exercisable prior to the change in control will be exercisable as to all shares of Post-Combination Company common stock subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the change in control and if the change in control does not take place after giving such notice for any reason whatsoever, the exercise will be null and void) and that any options or SARs not exercised prior to the consummation of the change in control will terminate and be of no further force and effect as of the consummation of the change in control; and (g) canceling any one or more outstanding awards and causing to be paid to the holders thereof, in cash, Post-Combination Company common stock, other securities or other property, or any combination thereof, the value of such awards.

Change in Control

For purposes of the Incentive Plan, a “change in control” means, in summary, the first to occur of any of the following events: (i) one person or group of persons becomes the beneficial owner, directly or indirectly, of more than 50% of the combined voting power of the then issued and outstanding securities of the Post-Combination Company, whether pursuant to a sale of securities, merger or otherwise, (ii) during any period of not more than two (2) consecutive years, individuals who constitute the board of directors of the Post-Combination Company as of the beginning of the period cease for any reason to constitute at least a majority of the board of directors of the Post-Combination Company or (iii) the consummation of a sale, transfer or other disposition of all or substantially all of the business and assets of the Post-Combination Company, whether by sale of assets, merger or otherwise (determined on a consolidated basis), to one person or group of persons.

Tax Withholding

Each participant will be required to make arrangements satisfactory to the Committee regarding payment of an amount up to the maximum statutory rates in the participant’s applicable jurisdictions with respect to any award granted under the Incentive Plan, as determined by the Post-Combination Company. The Post-Combination Company has the right, to the extent permitted by law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the Committee, the participant may satisfy the foregoing requirement by either electing to have the Post-Combination Company withhold from delivery of shares of Post-Combination Company common stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of Post-Combination Company common stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. The Post-Combination Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any award.

Amendment and Termination of the Plan

The Incentive Plan provides the Post-Combination Company’s board of directors with authority to amend, alter or terminate the Incentive Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The Committee may amend an award, prospectively or retroactively, but no such amendment may materially impair the rights of any participant without the participant’s consent. Stockholder approval of any such action will be obtained if required to comply with applicable law.

Plan Term

The Incentive Plan will terminate on the 10th anniversary of the date on which ACAB’s stockholders approve the Incentive Plan, although awards granted before that time will remain outstanding in accordance with their terms.

Following the consummation of the Business Combination, the Post-Combination Company intends to file with the SEC a registration statement on Form S-8 covering the shares of Post-Combination Company common stock issuable under the Incentive Plan.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the Incentive Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes, and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Non-Qualified Stock Options. If an optionee is granted an NSO under the Incentive Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in our common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Incentive Stock Options. A participant receiving ISOs should not recognize taxable income upon grant or at the time of exercise. However, the excess of the fair market value of the shares of our common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. We and our subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Other Awards. The current federal income tax consequences of other awards authorized under the Incentive Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election under the Code); RSUs, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of

(unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election under the Code); RSUs, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. We and our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Section 409A of the Code

Certain types of awards under the Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the Incentive Plan and awards granted under the Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

New Plan Benefits

The benefits or amounts that may be received or allocated to participants under the Incentive Plan will be determined at the discretion of the plan administrator and are not currently determinable.

Interests of ACAB’s Directors and Officers in the Incentive Plan Proposal

When you consider the recommendation of the ACAB Board in favor of approval of the Incentive Plan, you should keep in mind that certain of ACAB’s directors and executive officers have interests in the Incentive Plan that are different from, or in addition to, your interests as a stockholder. For more information about the interests of ACAB’s directors and executive officers in the Business Combination, see “The Business Combination — Interests of ACAB’s Directors and Officers in the Business Combination” beginning on page 261 of this proxy statement/prospectus.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Incentive Plan Proposal will not be presented at the Special Meeting. The approval of the Incentive Plan Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Incentive Plan Proposal.

The Business Combination is conditioned upon the approval of the Incentive Plan Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.

The Sponsor and ACAB’s directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Incentive Plan Proposal. See “The Business Combination Agreement and Related Agreements — Related Agreements — Sponsor Letter Agreement” for more information.

Recommendation of the ACAB Board

THE ACAB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ACAB STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 9 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will allow the ACAB Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal or the Incentive Plan Proposal, or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived. In no event will the ACAB Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Existing Charter and Delaware law.

Consequences if the Adjournment Proposal is not Approved

If the Adjournment Proposal is not approved by stockholders, the ACAB Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the NTA Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal or the Incentive Plan Proposal, or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived. If ACAB does not consummate the Business Combination and fails to complete an initial business combination within the Completion Window (subject to the requirements of law), ACAB will be required to dissolve and liquidate its trust account by returning the then remaining funds in such account to its public stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Adjournment Proposal.

The Business Combination is not conditioned upon the approval of the Adjournment Proposal.

The Sponsor and ACAB’s directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Adjournment Proposal, if presented. See “The Business Combination Agreement and Related Agreements — Related Agreements — Sponsor Letter Agreement” for more information.

Recommendation of the ACAB Board

THE ACAB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ACAB STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT ACAB

In this section “we,” “us” and “our” refer to ACAB prior to the Business Combination and to the Post-Combination Company following the Business Combination.

Introduction

We are a blank check company incorporated in May 2021 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses, which is referred to as an “initial business combination”. Our efforts to identify a prospective target business were not limited to any particular industry, sector or geographic region. Prior to executing the Business Combination Agreement, our efforts were limited to organizational activities, completion of our initial public offering and the evaluation of possible business combination targets. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.

Company History

In October 2021, the Sponsor purchased 7,187,500 shares of Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. Due to the underwriters’ election to partially exercise their overallotment option (discussed below), 3,750 shares were forfeited. In October 2021, the Sponsor transferred 50,000 Founder Shares to each of Ms. Lord, Mr. Kahlon, Mr. Stanwood, Mr. Dove and Mr. Schiano in compensation for their services as independent directors of ours. In January 2022, the Company effectuated a 1.044-for-1 stock split, resulting in an aggregate of 7,503,750 Founder Shares outstanding. The number of Founder Shares issued was determined based on the expectation that the Founder Shares would represent approximately 20% of the outstanding shares of common stock upon completion of the ACAB IPO.

On January 19, 2022, we consummated the ACAB IPO of 30,000,000 units (inclusive of the over-allotment units described below), with each unit consisting of one share of Series A common stock and one-half of one public warrant. Each whole public warrant entitles the holder thereof to purchase one share of Series A common stock at a price of $11.50 per share, subject to certain adjustments. The units were sold at a price of $10.00 per unit, generating gross proceeds to us of $300,000,000. On the date of the ACAB IPO, the Underwriters purchased 3,900,000 units (the “over-allotment units”) pursuant to their partial exercise of the over-allotment option, generating gross proceeds of $39,000,000.

Simultaneous with the consummation of the ACAB IPO, we consummated the private placement of an aggregate of 13,850,000 private placement warrants to the Sponsor at a price of $1.00 per private placement warrant, generating total proceeds of $13,850,000. Each whole private placement warrant entitles the holder thereof to purchase one share of Series A common stock at a price of $11.50 per share, subject to certain adjustments. Of the gross proceeds received from the ACAB IPO and the private placement warrants, $306,000,000 was placed in the trust account (the “trust account”).

On March 4, 2022, we announced that, commencing March 7, 2022, holders of the units may elect to separately trade the shares of Series A common stock and the warrants included in the units. Those units not separated continued to trade on Nasdaq under the symbol “ACABU” and the shares of Series A common stock and warrants that were separated trade under the symbols “ACAB” and “ACABW,” respectively. No fractional warrants were issued upon separation of the units and only whole warrants trade.

On April 18, 2023, in connection with approval of the charter amendment proposal to extend the date by which ACAB must consummate a business combination to December 19, 2023, holders of an aggregate of 26,564,308 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares and as a result, such holders received a payment of approximately $10.41 per share that they redeemed. The funds held in the trust account have been on deposit in a demand deposit bank account, owned and controlled by the trustee since December 29, 2023. In connection with such charter amendment, the Sponsor entered into Non-Redemption Agreements with several unaffiliated third parties and agreed to transfer, after consummation of a business combination, an aggregate of 825,225 shares of Series A common stock to such parties in exchange for them agreeing not to redeem their Series A common stock. On December 15, 2023, in connection with the approval of the charter amendment proposal to further extend the date by which ACAB must consummate a business combination to September 19, 2024 (subject to additional approval by the ACAB Board), holders of an aggregate of 2,768,301 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares, and as a result, such holders received a payment of approximately $10.68 per share redeemed. After such redemptions, and as of June 30, 2024, there was approximately $7.62 million in the trust account. On September 19, 2024, in connection with approval of the charter amendment proposal to further extend the date by which ACAB must consummate a business combination to November 19, 2024 (subject to additional approval by the ACAB Board), holders of an aggregate of 126,122 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares and as a result, such holders received a payment of approximately $11.28 per share redeemed. After such redemptions, and as of September 19, 2024, there was approximately $6.11 million in the trust account.

On April 18, 2023, the Series B Holders voluntarily converted 7,499,999 shares of Series B common stock of ACAB they held as of such date into 7,499,999 shares of Series A common stock of the Company in accordance with the charter amendment. With respect to shares of Series A common stock that they received as result of the Conversion, the Series B Holders (i) agreed that they would not vote such stock until after the closing of a business combination and (ii) acknowledged that such stock would not be entitled to any distribution from ACAB’s trust account. As a result of the Conversion and the results of the stockholder meetings described above, ACAB has an aggregate of 8,167,390 shares of Series A common stock outstanding and one (1) share of Series B common stock (held by the Sponsor) outstanding.

Redemption of Public Shares and Liquidation if no Initial Business Combination

On December 15, 2023, the stockholders of ACAB approved the proposal to extend the Completion Window to March 19, 2024 and further provide that the ACAB Board may, without another stockholder vote, further extend the Completion Window on a monthly basis up to six times by an additional one month each time thereafter by resolution of the ACAB Board, if requested by the Sponsor, until September 19, 2024, subject in each case to certain advance notice requirements. On September 19, 2024, at a special meeting of the stockholders, the stockholders approved a proposal to amend ACAB’s Certificate of Incorporation to extend the date by which ACAB must complete its initial business combination from September 19, 2024 to October 19, 2024 and to allow ACAB, without another stockholder vote, to elect to extend the October 19, 2024 termination date by resolution of ACAB’s board of directors, if requested by the Sponsor, until November 19, 2024, unless the Closing shall have occurred prior thereto. If we are unable to complete our initial business combination within such period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within aforementioned time period.

Voting Restrictions in Connection with the Special Meeting

The Initial Stockholders of record are entitled to vote an aggregate of one (1) share of Series B common stock (held by the Sponsor) prior to consummation of the business combination. The Sponsor has agreed to vote any Founder Shares and any Public Shares held by it as of the ACAB Record Date in favor of each of the proposals presented at the Special Meeting. See “The Business Combination Agreement and Related Agreements — Related Agreements — Sponsor Letter Agreement” for more information.

On April 18, 2023, the Series B Holders voluntarily converted 7,499,999 shares of Series B common stock of ACAB they held as of such date into 7,499,999 shares of Series A common stock of the Company in accordance with the charter amendment to extend the date by which a business combination must be consummated to December 19, 2023. With respect to shares of Series A common stock that they received as a result of the Conversion, the Series B Holders (i) agreed that they would not vote such stock until after the closing of a business combination and (ii) acknowledged that such stock would not be entitled to any distribution from ACAB’s trust account. On December 15, 2023, ACAB held a special meeting of stockholders to approve a charter amendment proposal to further extend the date by which ACAB must consummate a business combination to September 19, 2024 (subject to additional approval by the ACAB Board). In connection with the December 15, 2023 stockholder meeting, holders of an aggregate of 2,768,301 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares, and as a result, such holders received a payment of approximately $10.68 per share redeemed. On September 19, 2024, at a special meeting of the stockholders, the stockholders approved a proposal to amend ACAB’s Certificate of Incorporation to extend the date by which ACAB must complete its initial business combination from September 19, 2024 to October 19, 2024 and to allow ACAB, without another stockholder vote, to elect to extend the October 19, 2024 termination date by resolution of ACAB’s board of directors, if requested by the Sponsor, until November 19, 2024, unless the Closing shall have occurred prior thereto.

On September 17, 2024, holders of an aggregate of 126,122 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares, and as a result, such holders received a payment of approximately $11.28 per share redeemed. As a result of the conversion and the results of the stockholder meetings described above, ACAB has an aggregate of 8,041,268 shares of Series A common stock outstanding and one (1) share of Series B common stock (held by the Sponsor) outstanding.

Facilities

We currently maintain our executive offices at 6 St Johns Lane, Floor 5, New York, New York, 10013, and our telephone number is (248) 890-7200. Our executive offices are provided to us by the Sponsor. The cost for this space is included in the $10,000 per month fee that we pay to the Sponsor for office space, administrative and support services. We consider our current office space adequate for our current operations.

Upon consummation of the Business Combination, the principal executive offices of ACAB will be those of Abpro, at which time nothing more will be paid to the Sponsor.

Employees

We currently have four officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the initial business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

MANAGEMENT OF ACAB

In this section “we,” “us” and “our” refer to ACAB prior to the Business Combination and to the Post-Combination Company following the Business Combination.

Directors and Executive Officers

ACAB’s current directors and executive officers are as follows:

Name	Age	Title
Shahraab Ahmad	47	Chief Executive Officer and Chairman of the Board of Directors
Anthony D. Eisenberg	42	Chief Strategy Officer and Director
Jason Chryssicas	39	Chief Financial Officer and Director
Burt Jordan	56	President and Director
Joanna Lord	41	Director
Bryan Dove	43	Director
Curtis Collar	40	Director
Darren Stanwood	38	Director
Dominick J. Schiano	69	Director

Shahraab Ahmad has been our Chief Executive Officer and Chairman of the Board of Directors since October 2021. Mr. Ahmad also served as Chief Executive Officer of ACA I from December 2020 until October 2023 and Chairman of the Board of Directors of ACA I since December 2020. Prior to this, he most recently served as the Chief Investment Officer for Decca Capital Ltd, a fund founded by Mr. Ahmad that invested across capital structures in the U.S. and Europe from April 2015 until December 2018. Prior to his tenure at Decca Capital Ltd, Mr. Ahmad served as a portfolio manager for Hutchin Hill Capital, LP from 2008 to 2013 and Sailfish Capital Partners, LLC from 2005 to 2008 and J.P. Morgan from 1999 to 2004, where he last co-headed the High Yield Credit trading group. At J.P. Morgan, Mr. Ahmad managed credit portfolios across the U.S. and Europe. Mr. Ahmad holds a B.A. in Mathematics and Economics from Wesleyan University and studied corporate finance at the London School of Economics. We believe Mr. Ahmad’s eight years of experience investing in private technology companies and 20 years of investment experience as an investor across capital structures and hedge fund manager make him well-qualified to serve on our Board of Directors.

Anthony D. Eisenberg serves as our Chief Strategy Officer and has served as a director since January 2022. Mr. Eisenberg also served as Chief Strategy Officer and a director of ACA I from February 2021 to October 2023. Since 2013, Mr. Eisenberg has managed Tappan Street, a multi-strategy family office with expertise in environmental, social and corporate governance principles and private market investments. Since March 2020, Mr. Eisenberg has also served on the board of advisors of Komma, a mobility company targeting the urban mobility vehicle market. From 2013 to 2019, Mr. Eisenberg served on the board of advisors of Michigan Income Principal-Protected Growth Fund, an impact investing fund in partnership with the State of Michigan and the US Department of Treasury and led the firm’s development activities. Mr. Eisenberg began his career in politics working in the Office of U.S. Senator Debbie Stabenow, Patton Boggs and the D.C. based research group Marwood Group, prior to his principal investing career, which began at the hedge fund Christofferson Robb & Company. Mr. Eisenberg holds an M.B.A. in Finance from Georgetown University-The McDonough School of Business, a J.D. from the University of Michigan Law School and a B.B.A. in Finance and Political Science from the University of Miami. We believe Mr. Eisenberg’s experience in public policy and expertise in private market investments makes him well-qualified to serve on our Board of Directors.

Jason Chryssicas has been our Chief Financial Officer and has served as a director since January 2022. Mr. Chryssicas also served as Chief Financial Officer of ACA I from April 2022 to October 2023. Over the course of his career, Mr. Chryssicas has served in a variety of leadership positions within financial services and capital markets, including Investor Relations, Investment Banking, Corporate Development and Strategy.

Mr. Chryssicas has served in various roles at Cantor Fitzgerald and BGC Partners Inc. since 2013 including his current role as Head of Investor Relations at both firms. Prior to this, Mr. Chryssicas held positions at Goldman Sachs and Ernst & Young. Mr. Chryssicas holds a B.A. in Accounting from Western Washington University. We believe Mr. Chryssicas’ experience in financial services, capital markets and investor relations makes him well-qualified to serve on our Board of Directors.

Burt Jordan has been our president since November 2021 and has served as a director since January 2022. Mr. Jordan also served as president and a director of ACA I from December 2020 to October 2023. Mr. Jordan was an executive at Ford Motor Company (NYSE: F) (“Ford”) from July 1999 until July 2020, where he most recently served as vice president of Global Purchasing Operations and Supply Chain Sustainability. At Ford, Mr. Jordan was responsible for Ford’s commodity-related and Indirect Purchasing and Supplier Sourcing program around the world for the past 10 years. In June 2020, Mr. Jordan was named the 2020 CPO of the Year by the National Minority Supplier Development Council, which recognized his impactful leadership within Ford and the larger supplier-diversity community. Mr. Jordan holds a B.B.A. in Business Administration from Alma College. We believe Mr. Jordan’s extensive experience as a senior executive of a major automobile corporation and his demonstrated leadership skills make him well-qualified to serve on our Board of Directors.

Joanna Lord has served as a director since January 2022. Ms. Lord also served as a director of ACA I from December 2020 to October 2023. Since June 2021, Ms. Lord has served as the Chief Marketing Officer of Reforge Inc. Prior to joining Reforge, Ms. Lord served as the Chief Marketing Officer of Skyscanner LTD from January 2019 until December 2020 and ClassPass from 2016 to 2019 and the Vice President of Marketing at Porch from 2014 to 2016. Ms. Lord received her M.A. in Communications from Pepperdine University and B.A. in Journalism/Communications from St. Michaels College. We believe Ms. Lord’s 15 years of marketing leadership experience in technology companies makes her well-qualified to serve on our Board of Directors.

Bryan Dove has served as a director since January 2022. Mr. Dove also served as a director of ACA I from February 2021 to October 2023. Since April 2021, Mr. Dove has served as the Chief Executive Officer of CommerceHub. Additionally, since September 2020, Mr. Dove has served as the Chairperson of Travalyst. Prior to this, Mr. Dove was an executive at Skyscanner LTD from June 2015 until June 2020, where he served as Chief Executive Officer. Mr. Dove was also a director at Skyscanner LTD from 2018 to 2020. Prior to joining Skyscanner, Mr. Dove held several senior leadership positions within the technology industry at Amazon (2014 to 2015), Microsoft (2009 to 2014), and Eclipsys Corporation (2004 to 2009). Bryan also served as a board director at a privately held artificial intelligence company specializing in the real estate and financial sectors (July 2020 to April 2021). We believe Mr. Dove’s experience as a CEO and senior executive leading and scaling high-growth companies makes him well-qualified to serve on our Board of Directors.

Curtis Collar has served as a director since November 2023. Mr. Collar has served as Chief Sales & Marketing Officer at Nanotech Energy since April 2022. Before joining Nanotech Energy, Mr. Collar served as DuPont’s Global Technology Manager – Electric Vehicles from January 2020 to April 2022. He and his global teams identified, developed, and commercialized new technologies that created competitive advantages, aiming to improve the range, efficiency, and safety of EVs, and developed collaborations with some of the sector’s biggest names. Previous roles had seen him responsible for building, developing, and leading the inaugural technical roadmap and technical teams for electric vehicles at SABIC from 2015 to 2020. Prior to those roles he spent time at several smaller companies building and executing business plans, delivering robust business pipelines from the ground up in various material technologies including plastics, coatings, adhesives and textiles, and subsequent applications. Mr. Collar received his B.S. in Chemical Engineering from Rutgers University. We believe Mr. Collar’s experience as a senior executive and his technical expertise makes him well-qualified to serve on our Board of Directors.

Darren Stanwood has served as a director since January 2022. Since October 2015, Mr. Stanwood has served as the managing member of Fields Texas Ltd. Holdings LLC, a private investment and retail advisory firm focused on the global consumer and retail sectors. Mr. Stanwood received his B.S.B.A. in Marketing/Economics from the

Suffolk University–-Sawyer School of Management. We believe Mr. Stanwood’s experience in investing in the global consumer and retail industries makes him well-qualified to serve on our Board of Directors.

Dominick J. Schiano has served as a director since January 2022. Since July 2007, Mr. Schiano has served as the President and Co-Founding Partner of Evergreen. Evergreen supports private equity sponsors by sourcing investment opportunities, and providing strategic, operational, and financial guidance with respect to portfolio company investments in the industrial sector. Mr. Schiano is a Senior Advisor to The Gores Group LLC and past President of Gores Holdings II, Inc. (NASDAQ: GSHTU) that successfully merged with Verra Mobility Corp. (NASDQ: VRRM) in 2017. Evergreen has also previously been engaged by TowerBrook Capital Partners where Mr. Schiano was a member of the Management Advisory Board and by DLJ Merchant Banking Partners, the private equity arm of Credit Suisse where he served as Vice Chairman-Global Industrial Partners. Mr. Schiano has also served on numerous local government, private company, joint venture and public company boards, including STR Holdings Inc. (NYSE: STRI) where he served on the Audit and Special Transaction Committees and Material Sciences Corporation (Nasdaq: MASC) where he served on the Audit, Compensation and Governance Committees and led the Special Committee responsible for its sale in 2013. Prior to forming Evergreen, Mr. Schiano served as a Managing Director and member of the Investment Committee of Questor Partners Funds. Previously, Mr. Schiano served in various senior executive roles at Textron Inc. (NYSE: TXT), TRW Inc, Wickes Companies Inc., and its predecessor, Gulf+Western Industries Inc. Mr. Schiano attended Long Island University, majoring in Finance, and has completed the University of Pennsylvania-Wharton School Management Development Program and the Northwestern University-Kellogg School Mergers and Acquisitions Program. We believe Mr. Schiano’s experience in providing investment advisory services and co-investing with private equity sponsors makes him well-qualified to serve on our Board of Directors.

Special Advisor

In addition to our management team, we are supported by the following special advisor:

Apeiron Investment Group is the family office and merchant banking business of Christian Angermayer. Apeiron Investment Group provides strategic and operational support for a variety of investment initiatives and entrepreneurial pursuits. The firm invests across all phases of a company’s life cycle with an emphasis on early-stage opportunities. Apeiron has investment expertise in financial services, deep technology, life sciences, media & entertainment and real estate technology. Apeiron has several significant portfolio investments, including: ATAI Life Sciences AG, CRYPTOLOGY Asset Group PLC, Rejuveron Life Sciences AG, Presight Capital, Elevate Capital and Apeiron Advisory LTD, which serve specific mandates as part of Apeiron Investment Group’s broader strategy.

Number and Terms of Office of Officers and Directors

We have 9 directors. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one full year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Mr. Ahmad, Mr. Jordan and Ms. Lord, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Mr. Eisenberg, Mr. Dove and Mr. Collar, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Mr. Chryssicas, Mr. Stanwood and Mr. Schiano, will expire at the third annual meeting of stockholders.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chief Executive Officer, Chief Financial Officer, President, Corporate Secretary and such other offices as may be determined by the board of directors.

Director Independence

Nasdaq rules require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Ms. Lord, Mr. Collar, Mr. Stanwood, Mr. Dove and Mr. Schiano are “independent directors” as defined under Nasdaq and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Executive Compensation

Summary Compensation Table

None of our executive officers or directors have received any cash compensation for services rendered to us. In connection with potentially providing financing or other investments in connection with our initial business combination, in no event will the Sponsor or any of our existing officers or directors, or any entity with which the Sponsor or officers are affiliated, be paid any finder’s fee, reimbursement, consulting fee, monies in respect of any payment of a loan or other compensation by the company prior to, or in connection with any services rendered in order to effectuate, the completion of our initial business combination (regardless of the type of transaction that it is) other than the repayment of any loans from our Sponsor, officers and directors for working capital purposes and reimbursement of any out-of-pocket expenses.

The Sponsor, officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. We do not have a policy that prohibits the Sponsor, executive officers or directors, or any of their respective affiliates, from negotiating for the reimbursement of out-of-pocket expenses by a target business. Our audit committee reviews on a quarterly basis all payments that were made to the Sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

ACAB did not make any equity awards to any of its executive officers or directors during the fiscal year ended December 31, 2023. No executive officers or directors of ACAB hold any outstanding equity awards in us as of December 31, 2023. In October 2021, the Sponsor transferred 50,000 Founder Shares to each of Ms. Lord, Mr. Kahlon, Mr. Stanwood, Mr. Dove and Mr. Schiano in compensation for their services as independent directors of ACAB. In November 2023, Mr. Kahlon resigned from the ACAB Board, triggering a forfeiture of 50,000 Founder Shares then-held by Mr. Kahlon to the Sponsor. The Sponsor subsequently assigned 50,000 Founder Shares to Mr. Collar in connection with Mr. Collar’s appointment to the ACAB Board.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Securities Authorized for Issuance Under Equity Compensation Plans

As of December 31, 2023, we had no equity compensation plans or outstanding equity awards. The following table is presented as of December 31, 2023 in accordance with SEC requirements:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	—	—	—

Limitation on Liability and Indemnification of Officers and Directors

Our Existing Charter provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our Existing Charter provides that our directors will not be personally liable for monetary damages to us or stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

We entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Existing Charter. Our bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. Except with respect to any Public Shares they may have acquired in the ACAB IPO or thereafter (in the event we do not consummate an initial business combination), our officers and directors have agreed to waive (and any other persons who may become an officer or director prior to the initial business combination will also be required to waive) any right, title, interest or claim of any kind in or to any monies in the trust account, and not to seek recourse against the trust account for any reason whatsoever, including with respect to such indemnification.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

ACAB MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with “Summary Historical Financial Data for ACAB,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and ACAB’s consolidated financial statements, including the notes thereto, included elsewhere in this proxy statement/prospectus. Certain statements in this “ACAB Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements that involve risks and uncertainties, such as statements regarding ACAB’s plans, objectives, expectations and intentions. ACAB’s future results and financial condition may differ materially from those currently anticipated as a result of the factors described under sections titled “Forward-Looking Statements; Summary Risk Factors; Market, Ranking and Other Industry Data” and “Risk Factors.” In this section “we,” “us” and “our” refer to ACAB prior to the Business Combination and to the Post-Combination Company following the Business Combination.

Overview

We are a blank check company formed under the laws of the State of Delaware on May 20, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds of the ACAB IPO and the sale of the private placement warrants, our capital stock, debt or a combination of cash, stock and debt.

The issuance of additional shares or the creation of one or more classes of preferred stock in connection with an initial business combination:

•

may significantly dilute the equity interest of investors, which dilution would increase if the anti-dilution provisions in the Founder Shares resulted in the issuance of Series A common stock on a greater than one-to-one basis upon conversion of the Founder Shares;

•

may subordinate the rights of holders of our common stock if the rights, preferences, designations and limitations attaching to the preferred shares are senior to those afforded our shares of Series A common stock and/or our other securities;

•

could cause a change in control if a substantial number of shares of our Series A common stock is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

•	may adversely affect prevailing market prices for our Series A common stock and/or warrants.

Similarly, if we issue debt securities or otherwise incur significant indebtedness, it could result in:

•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•

acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•	our inability to obtain necessary additional financing if any document governing such debt contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•	our inability to pay dividends on our shares of Series A common stock;

•

using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our Series A common stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•

limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, and execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete an initial business combination will be successful.

Recent Developments

Proposed Business Combination

See “The Business Combination” elsewhere in this proxy statement/prospectus, which disclosure is incorporated herein by reference.

The Merger Agreement

See “The Business Combination Agreement and Related Agreements” elsewhere in this proxy statement/prospectus, which disclosure is incorporated herein by reference.

Subscription Agreements

See "The Business Combination Agreement and Related Agreements—Related Agreements—Subscription Agreements” elsewhere in this proxy statement/prospectus, which disclosure is incorporated herein by reference.

Expense Advancement Agreement

On May 30, 2024, ACAB and the Sponsor entered into the Expense Advancement Agreement, pursuant to which the Sponsor has agreed to advance to the Company up to $600,000 in the aggregate, including previous amounts advanced from the Sponsor to ACAB on an interest-free basis as may be necessary to cover working capital expenses, fund certain redemptions of ACAB’s common stock and cover costs and expenses in connection with the consummation of ACAB’s proposed business combination with Abpro Corporation. Each advance under the Expense Advancement Agreement will be evidenced by a promissory note, the form of which is included as an exhibit to the Expense Advancement Agreement.

On May 31, 2024, June 1, 2024 and June 26, 2024, the Sponsor advanced ACAB $245,000, $25,000 and $10,000, respectively, to fund the operating account and for extension payments.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from May 20, 2021 (inception) through June 30, 2024 were organizational activities, those necessary to consummate the Initial Public Offering, described below, and identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on cash and marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended June 30, 2024, we had a net loss of $338,851, which consisted of operating and formation costs of $393,674 and provision for income taxes of $26,173, partially offset by interest income from bank of $39 and interest earned on cash and marketable securities held in the Trust Account of $80,957.

For the three months ended June 30, 2023, we had a net income of $802,803 which consisted of interest income from bank of $14,241 and interest earned marketable securities held in the Trust Account of $1,526,546, offset by operating and formation costs of $420,341 and provision for income taxes of $317,643.

For the six months ended June 30, 2024, we had a net loss of $1,387,575 which consisted of operating and formation costs of $1,534,742 and provision for income taxes of $30,313, partially offset by interest income from bank of $886 and interest earned on cash and marketable securities held in the Trust Account of $176,594.

For the six months ended June 30, 2023, we had a net income of $2,873,331 which consisted of interest income from bank of $17,783 and interest earned marketable securities held in the Trust Account of $4,811,088, offset by operating and formation costs of $957,899 and provision for income taxes of $997,641.

Liquidity and Capital Resources

On January 19, 2022, we consummated our Initial Public Offering of 30,000,000 Units, which includes the partial exercise by the underwriters of its over-allotment option in the amount of 3,900,000 Units at $10.00 per Unit, generating gross proceeds of $300,000,000. Simultaneously with the closing of our Initial Public Offering, we consummated the sale of 13,850,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of $13,850,000.

Transaction costs amounted to $17,204,107 consisting of $5,760,000 of underwriting discount (net of $240,000 reimbursed by the underwriters), $10,500,000 of deferred underwriting fees, and $944,107 of other offering costs. We have agreed to pay a deferred underwriting fee to the underwriters upon the consummation of a Business Combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of the Initial Public Offering or an aggregate of $10,500,000.

The Company and the underwriters have agreed the underwriters will be entitled to 600,000 shares of common stock in deferred underwriting fees contingent on completion of the Merger.

The promissory note issued in connection with unsecured loans from our Sponsor to finance our liquidity needs through the consummation of our Initial Public Offering was non-interest bearing and the aggregate amount of $149,539 outstanding under the promissory note as of January 19, 2022 was fully repaid on February 22, 2022.

Following the Initial Public Offering, the partial exercise of the over-allotment option, and the sale of Private Placement Warrants, a total of $306,000,000 was placed in the Trust Account. We incurred $17,204,107 in Initial Public Offering related costs, including $5,760,000 of underwriting fees and $944,107 of other costs. On April 18, 2023, the company held the Meeting and as a result 26,564,308 shares of the Company’s Series A common stock were redeemed at approximately $10.41 per share. On December 13, 2023, stockholders holding a total of 2,768,301 public shares of Series A common stock exercised and did not reverse, their right to redeem their public shares in connection with the vote upon the Charter Amendment Proposal. As a result of the foregoing, those holders will receive a payment of approximately $10.68 per share redeemed.

As of June 30, 2024, we had cash held in the Trust Account of $7,619,044 ($29,728,990 was redeemed and withdrawn in January 2024). Interest income on the balance in the Trust Account may be used by us to pay taxes.

Through June 30, 2024, we have withdrawn an amount of $308,332,719 which consists of $306,200,450 attributable to redemptions and $2,132,269 attributable to withdrawals to pay tax obligations.

To mitigate the risk of us being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), the Company instructed the Trustee in December 29, 2023 to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash (which may include demand deposit accounts) until the earlier of consummation of a Business Combination or liquidation.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income payable), to complete a Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete a Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of June 30, 2024, we had cash of $236,779. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, our Sponsor has committed to provide us $1,750,000 to fund our expenses relating to investigating and selecting a target business and other working capital requirements. In addition, our Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us additional funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants.

On October 14, 2023 and November 14, 2023, the Company issued the Extension Promissory Notes to the Sponsor. The $80,000 of cash proceeds was deposited into the Company’s trust account in order to extend the amount of time that the Company has available to complete a Business Combination. Upon the closing of a Business Combination by the Company, the Sponsor may elect to either receive repayment under the Extension Promissory Notes or to convert all or a portion of the amount loaned under the Extension Promissory Notes into Series A common stock of the Company at a price equal to $10.20 per share. In the event that the Company does not complete a Business Combination, the amounts loaned under the Extension Promissory Notes will be repaid to the Sponsor only from funds held outside the Trust Account or will be forfeited, eliminated, or otherwise forgiven. As of June 30, 2024 and December 31, 2023, the Company owed $160,000 due under the Extension Promissory Notes with no further borrowings available.

On December 18, 2023, the Company amended the Extension Promissory Notes to remove the Sponsors right to convert the note into Series A common stock at a price equal to $10.20 per share.

As of June 30, 2024 and December 31, 2023, the Sponsor advanced the Company $2,225,051 and $1,655,000, respectively.

For the six months ended June 30, 2024, cash used in operating activities was $527,810. Net loss of $1,387,575 was affected by interest earned on cash and marketable securities held in the Trust Account of $176,594. Changes in operating assets and liabilities provided $1,036,359 of cash for operating activities.

For the six months ended June 30, 2023, cash used in operating activities was $227,003. Net income of $2,873,331 was affected by interest earned on marketable securities held in the Trust Account of $4,811,088. Changes in operating assets and liabilities provided $1,710,754 of cash for operating activities.

Going Concern

At June 30, 2024, the Company had $236,779 in its operating bank accounts and a working capital deficit of $7,029,096.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. The Company will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. If the Company is unable to complete a Business Combination because it does not have sufficient funds available, the Company will be forced to cease operations and liquidate the Trust Account. These conditions raise substantial doubt about the Company’s ability to continue as a going concern one year from the date that these unaudited condensed consolidated financial statements are issued.

In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40 “Presentation of Financial Statements — Going Concern,” the Company has until November 19, 2024 (subject to additional approval by the ACAB Board), to consummate a Business Combination. If a Business Combination is not consummated by this date there will be a mandatory liquidation and subsequent dissolution of the Company. Although the Company intends to consummate a Business Combination on or before November 19, 2024, it is uncertain that the Company will be able to consummate a Business Combination by this time. Management has determined that the liquidity condition, coupled with the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s plan is to complete a business combination on or prior to November 19, 2024, however it is uncertain that the Company will be able to consummate a Business Combination by this time. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after November 19, 2024.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2024. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than the following:

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit, or $6,000,000 in the aggregate, paid on the closing of the Initial Public Offering. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $10,500,000 in the aggregate. See “Certain Relationships and Related Party Transactions — ACAB — Deferred Underwriting Fee.”

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Common Stock Subject to Possible Redemption

We account for our common stock subject to possible conversion in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as a component of stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity outside of the stockholders’ equity section of our condensed balance sheets.

Warrants

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815, “Derivatives and Hedging”. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to our own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent reporting period date while the warrants are outstanding. Based on our assessment of the guidance, our warrants meet the criteria for equity classification and are recorded within stockholders’ deficit.

Net Income (Loss) Per Common Share

Net income (loss) per common stock is computed by dividing net income (loss) by the weighted average number of common stock outstanding for the period. Accretion associated with the redeemable shares of Series A common stock is excluded from earnings per share as the redemption value approximates fair value.

Recent Accounting Standards

In December 2023, the FASB issued ASU No 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will require us to disclose specified additional information in our income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold.

ASU 2023-09 will also require us to disaggregate our income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for annual periods beginning after December 15, 2024. We are still reviewing the impact of ASU 2023-09.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ACAB AND THE POST-COMBINATION COMPANY

The following table sets forth information regarding (i) the actual beneficial ownership of ACAB common stock as of August 28, 2024 and (ii) expected beneficial ownership of the Post-Combination Company common stock immediately following the Closing, assuming that no Public Shares are redeemed, and alternatively that the maximum number of Public Shares are redeemed, by:

•	each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding shares of ACAB common stock or of the Post-Combination Company common stock;

•	each of our current executive officers and directors;

•	each person who will become an executive officer or director of the Post-Combination Company; and

•	all executive officers and directors of ACAB as a group pre-Business Combination and all executive officers and directors of the Post-Combination Company.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. In addition, the rules include shares of ACAB or the Post-Combination Company common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days of August 28, 2024. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The beneficial ownership of shares of ACAB common stock pre-Business Combination is based on 8,041,268 shares of ACAB common stock (including 8,041,268 Series A shares and 1 Series B share) issued and outstanding as of September 30, 2024.

The expected beneficial ownership of shares of the Post-Combination Company common stock assuming no Public Shares are redeemed has been determined based upon the following: (i) that no shares of Series A common stock are redeemed, (ii) that other than as reflected, none of the investors set forth in the table below has purchased or purchases shares of ACAB common stock (pre-Business Combination) or Post-Combination Company common stock, (iii) that 39,413,500 shares of the Post-Combination Company common stock are issued to the Abpro stockholders, and (iv) there will be an aggregate of 50,522,996 shares of the Post-Combination Company common stock issued and outstanding immediately following the Closing, which excludes the earnout shares and assumes there will be no other newly issued shares of ACAB common stock.

The expected beneficial ownership of shares of the Post-Combination Company assuming the maximum number of Public Shares have been redeemed has been determined based on the following: (i) that 541,269 shares of Series A common stock are redeemed (maximum redemptions scenario), (ii) that other than as reflected, none of the investors set forth in the table below has purchased or purchases shares of ACAB common stock (pre-Business Combination) or Post-Combination Company stock, (iii) that 39,413,500 shares of the Post-Combination Company common stock are issued to the Abpro stockholders, and (iv) there will be an aggregate of 49,981,727 shares of the Post-Combination Company common stock issued and outstanding immediately following the Closing, which excludes the earnout shares and assumes there will be no other newly issued shares of ACAB common stock.

						After the Business Combination
	Before the Business Combination					No Redemption			With Maximum Redemption
	Series A Common Stock Beneficially Owned		Series B Common Stock Beneficially Owned			Series A Common Stock Beneficially Owned			Series A Common Stock Beneficially Owned
Name and Address of Beneficial Owner(1)	Number of Shares	%	Number of Shares(2)%		% of Total Voting Power	Number of Shares		%	Number of Shares		%
Five Percent Holders Pre-Business Combination:
Atlantic Coastal Acquisition Management II LLC(3)	7,199,999	89.5%	1	100.0%	*	3,497,217	(4)	6.9%	3,497,217	(4)	7.0%
Directors and Executive Officers Pre-Business Combination
Shahraab Ahmad(3)(6)	7,199,999	89.5%	1	100.0%	*	3,497,217	(4)	6.9%	3,497,217	(4)	7.0%
Anthony D. Eisenberg(5)	—	—	—	—	—	—		—	—		—
Jason Chryssicas(5)	—	—	—	—	—	—		—	—		—
Burt Jordan(5)	—	—	—	—	—	—		—	—		—
Joanna Lord(5)(6)	50,000	*	—	—	*	50,000		*	50,000		*
Bryan Dove(5)(6)	50,000	*	—	—	*	50,000		*	50,000		*
Curtis Collar(5)(6)	50,000	*	—	—	*	50,000		*	50,000		*
Darren Stanwood(5)(6)	50,000	*	—	—	*	50,000		*	50,000		*
Dominick J. Schiano(5)(6)	50,000	*	—	—	*	50,000		*	50,000		*
All executive officers and directors as a group (9 persons)	7,449,999	92.6%	1	100%	*	3,747,217		7.4%	3,747,217		7.5%
Directors and Executive Officers of Post-Business Combination Company(7):
Ian Chan	—	—	—	—	—	9,130,129		18.0%	9,130,129		18.3%
Shahraab Ahmad(3)(6)	7,199,999	89.5%	1	100.0%	*	3,497,217	(4)	6.9%	3,497,217	(4)	7.0%
Robert Markelewicz(11)	—	—	—	—	—	751,945		1.5%	751,945		1.5%
J. Wook (Miles) Suk(12)	—	—	—	—	—	702,115		1.4%	702,115		1.4%
Anthony D. Eisenberg	—	—	—	—	—	—		—	—		—
Soo Young Lee	—	—	—	—	—	—		—	—		—
Ian McDonald	—	—	—	—	—	—		—	—		—
All executive officers and directors as a group (7 persons)	7,199,999	89.5%	1	100%	—	14,081,406		27.8%	14,081,406		27.8%
Five Percent Holders Post-Business Combination (7)
Abpro Bio International, Inc.(9)(10)	—	—	—	—	—	13,756,555		27.2%	13,756,555		27.5%
Ian Chan	—	—	—	—	—	9,130,129	(8)	18.0%	9,130,129	(8)	18.3%
Eugene Chan(13)	—	—	—	—	—	3,193,288		5.8%	3,193,288		5.8%
Atlantic Coastal Acquisition Management II LLC(3)	7,199,999	89.5%	1	100.0%	*	3,497,217	(4)	6.9%	3,497,217	(4)	7.0%

*	Less than 1%.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Atlantic Coastal Acquisition Corp. II, 6 St Johns Lane, Floor 5, New York, NY 10013.
(2)

Such Series B common stock will automatically convert into Series A common stock concurrently with or immediately following the consummation of our initial business combination on a one-for-one basis, subject to adjustment.

(3)

Atlantic Coastal Acquisition Management II LLC, our Sponsor, is the record holder of the shares reported herein. Shahraab Ahmad is the manager and the majority owner of our Sponsor. Accordingly, Mr. Ahmad may be deemed to beneficially own all of the shares held by our Sponsor. Mr. Ahmad disclaims beneficial ownership of any securities held by our Sponsor except to the extent of his pecuniary interest therein.
(4)

Excludes (i) an aggregate of 966,442 shares that our Sponsor has agreed to forfeit upon the consummation of the Business Combination pursuant to the Sponsor Letter Agreement, (ii) 825,225 shares to be transferred to investors in connection with the Non-Redemption Agreements and (iii) 13,850,000 private warrants held by our Sponsor exercisable for 13,850,000 shares of Series A common stock. Includes 600,601 shares that Sponsor will receive at Closing.

(5)	Does not include any shares held by our Sponsor. This individual is a member of our Sponsor but does not have voting or dispositive control over the shares held by our Sponsor.
(6)	Shares of Series A common stock held by such holder are converted Founder Shares which the holder agreed not to vote in connection with the Special Meeting.
(7)	Assumes an Exchange Ratio of 2.06 for Abpro stockholders.
(8)	Reflects 2,554,200 shares of Series A common stock underlying options that are currently exercisable or exercisable within 60 days after August 28, 2024.
(9)

The business address for Abpro Bio International, Inc. is 139, Techno jungang-daero, Yuga-myeon, Dalseong-gun, Daegu, Republic of Korea. Abpro Bio International, Inc. is a subsidiary of Abpro Bio Co. Ltd, a publicly traded company listed on the KOSDAQ market of the Korea Exchange (KOSDAQ: 195990).

(10)	Includes 983,333 shares transferred from the Sponsor upon the consummation of the Business Combination pursuant to the Sponsor Letter Agreement.
(11)	Reflects 751,945 shares of Series A common stock underlying options that are currently exercisable or exercisable within 60 days after August 28, 2024.
(12)	Reflects 618,000 shares of Series A common stock underlying options that are currently exercisable or exercisable within 60 days after August 28, 2024.
(13)	Reflects 3,193,288 shares of Series A common stock underlying options that are currently exercisable or exercisable within 60 days after August 28, 2024.

INFORMATION ABOUT ABPRO

The following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this section, the terms “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “anticipate,” “seek,” “future,” “strategy,” “likely,” or the negative of these terms, and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these or any other forward-looking statements. These risks and uncertainties include, but are not limited to, those risks set forth under “Risk Factors.” Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on current expectations and reflect management’s opinions only as of the date hereof. These forward-looking statements speak only as of the date of hereof. Abpro expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated or the context otherwise requires, references in this section to “Abpro,” the “Company,” “we,” “us,” “our” and other similar terms refer to Abpro Corporation prior to the Business Combination and to the Post-Combination Company and its consolidated subsidiaries after giving effect to the Business Combination.

Overview

We are a biotechnology company dedicated to developing next-generation antibody therapeutics with the goal of improving the lives of patients with severe and life-threatening diseases. We are focused on novel antibody constructs for immuno-oncology and ophthalmology. By leveraging our proprietary DiversImmune® and MultiMabTM antibody discovery and engineering platforms, we are developing a pipeline of next-generation antibodies, both independently and through collaborations with global pharmaceutical and research institutions. Our two lead product candidates, ABP-102 and ABP-201, feature our next generation tetravalent antibody format, or TetraBi antibody format, which binds to two different targets with two distinct binding sites per target. ABP-102 is designed to redirect a patient’s immune system to fight cancer by engaging T cells through co-targeting human epidermal growth factor receptor 2, or HER2, and cluster of differentiation 3, or CD3, T-cell co-receptor. We plan initially to develop ABP-102 for difficult to treat HER2+ solid tumors, focusing on orphan indications. ABP-201 is designed to block blood vessel formation and normalize damaged vessels through co-targeting vascular endothelial growth factor, or VEGF, and angiopoietin-2, or ANG-2. We plan to develop ABP-201 to treat vascular disease of the eye, focusing on wet age-related macular degeneration (Wet AMD). We intend to follow these two lead product candidates with a broad pipeline of CD3-targeting T-cell engagers based on the differentiated format of ABP-102. We expect to initiate clinical trials for ABP-102 in the first half of 2026 and in the second half of 2026 for ABP-201.

ABP-102 is being developed and commercialized through a worldwide strategic partnership with Celltrion Inc. (“Celltrion”) (KRX:068270), a leading Korean biopharmaceutical company headquartered in Incheon, South Korea, under a Collaboration Agreement entered into in September 2022 and amended in October 2024. We received an initial milestone payment of $2.0 million from Celltrion in connection with this agreement. In addition, we are eligible for net sales milestone payments of up to $1.75 billion and development milestone payments of up to $4.0 million under that agreement. In 2022, we also received an equity investment in our Series F preferred stock of $2.0 million from Celltrion.

ABP-201 is being developed and commercialized through a territorial partnership with Abpro Bio International, Inc. (“Abpro Bio”), a subsidiary of Abpro Bio Co. Ltd (KOSDAQ:195990), a company formerly named Ugint Co Ltd with diversified holdings in precision machine tools, equipment and biotechnology headquartered in Daegu, South

Korea, under a collaboration and license agreement entered into in January 2020 that granted Abpro Bio exclusive development and commercialization rights in the People’s Republic of China, Japan, South Korea, Southeast Asia (which for the purposes hereof means Philippines, Indonesia, Taiwan, Pakistan, India, Vietnam, Laos, Cambodia, Thailand, Myanmar and West Malaysia), the Middle East (which for the purposes hereof means Bahrain, Cyprus, Egypt, Iraq, Israel, Jordan, Kuwait, Lebanon, Northern Cyprus, Oman, Palestine, Qatar, Saudi Arabia, Syria, Turkey, United Arab Emirates and Yemen), and the Commonwealth of Independent States (CIS) (which for the purposes hereof means Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan). We received a $30 million equity investment from Abpro Bio in connection with that agreement, and we are potentially eligible for net sales milestones of up to $485 million and development milestones of up to $56.5 million.

DiversImmune® is our antibody discovery platform that rapidly generates a diverse collection of proprietary antibodies against both clinically validated and novel targets that have been traditionally difficult to access. This provides us with high affinity and high specificity antibody building blocks with drug-like properties that we then use to engineer novel therapeutics.

MultiMabTM is our engineering platform that provides us with the flexibility to combine these antibody building blocks in different combinations and orientations to rapidly create “fit for purpose” novel full-length multi-specific antibody constructs. Our antibody constructs, including our TetraBi antibody format, can potentially benefit patients with the goal of improved efficacy, better safety profiles, and more convenient dosing regimens relative to current standard-of-care therapies. Furthermore, in contrast to single-format bispecific antibody platforms that are only able to provide a single solution to different biological problems, our platform enables us to design a diverse suite of full-length multi-specific antibody formats to address new problems in medicine. Our approach is designed to result in therapeutic candidates with differentiated characteristics, including potentially stronger binding affinity, improved safety, more convenient dosing regimens and streamlined manufacturing processes.

ABP-102: Next generation T-cell engager targeting HER2 and CD3 for HER2+ solid tumors

ABP-102	Key Characteristics of ABP-102

•  Dual-arm affinity-tuned construct for selective killing and cytokine release on HER2-high target cells, with reduced killing and cytokine release on HER2-low target cells to reduce “on-target, off-tumor” toxicity

• Bivalent HER2 binding to promote more selective HER2-high target cell engagement
• TetraBiTM IgG-[L]-scFv format with functionally monovalent CD3 binding at the hinge region to prevent T cell activation in the absence of tumor cells
• Cross-reactivity to human and cynomolgus CD3 for toxicity assessment
• Engineered for reduced Fc receptor engagement

• Symmetrical structure with natural antibody features for efficient manufacturing and a potentially improved dosing profile

Our lead product candidate, ABP-102, is a next generation immuno-oncology TetraBi antibody targeting HER2 and CD3 being developed for the treatment of HER2+ solid tumors, including breast and gastric cancers. ABP-102 features bivalent HER2 binding sites and is engineered through affinity tuning to selectively target tumor cells expressing high and intermediate levels of HER2, with reduced activity on cells expressing low-to-negative levels of HER2. ABP-102 also features an affinity-tuned CD3 binding domain to provide enhanced potential for safety. ABP-102 harnesses the power of the immune system by redirecting and activating cytotoxic T cells to attack tumor tissue. ABP-102 may provide an improved therapeutic window to attack tumor cells while reducing systemic toxicity by promoting “on-target, on-tumor” effects, with reduced potential for “on-target, off-tumor” toxicity toward endogenous tissues.

In preclinical in vitro studies, ABP-102 has demonstrated selectivity in both cytokine secretion and cytotoxicity with HER2-high and intermediate breast, ovarian, and gastric cancer cell lines, including those that are resistant to Herceptin (trastuzumab), with reduced activity on HER2-low and negligible activity on HER2-negative cell lines. We plan to initiate a Phase 1/2 clinical trial of ABP-102 with our partner Celltrion in the first half of 2026, focusing on HER2+ breast and gastric cancers.

We believe ABP-102 is an improvement over currently approved HER2-targeting agents such as Herceptin, Perjeta (pertuzumab), and Kadcyla (T-DM1), as well as other HER2-targeting agents currently in development, because it relies on the redirection of cytotoxic T cells to selectively target and eliminate tumor cells, while sparing endogenous HER2-expressing cells. Current HER2-directed therapies, which are designed either to block HER2 function or deliver toxic payloads to the tumor, are only effective in a subset of HER2+ patients, cause undesirable side effects, and are limited by the onset of drug resistance.

It is management’s belief that ABP-102 has the potential to provide longer lasting or even curative results in a broader set of patients than are currently addressed by HER2-directed therapies. The Global HER2+ market is forecast to grow to $12.1 billion by 2030, at a CAGR of 1.5%, according to Research and Markets.

We believe the TetraBi antibody format of ABP-102 provides a potentially transformative approach to immuno-oncology. The TetraBi antibody format features two affinity-tuned binding sites, and thus bivalent binding for the tumor antigen, creating a stronger connection to the tumor cell compared to monovalent binding. In addition, the placement of the CD3 binding domain in the middle, or hinge region, of the TetraBi antibody format results in a therapeutic candidate that, in preclinical studies, selectively activates T cells only in the presence of tumor cells. We have designed ABP-102 with the goal of a favorable safety profile and potential for an enhanced therapeutic window.

We are leveraging the TetraBi antibody format of ABP-102 to pursue a broad pipeline of immuno-oncology agents that target highly expressed antigens on a diverse range of tumor types, as depicted in the following chart. Our platform of T cell engagers has the potential to translate into an industry-leading pipeline of therapeutic agents with the goal of improving the treatment of patients.

TetraBi series of CD3-targeting T-cell engagers

ABP-201: Ligand trap targeting VEGF and ANG-2 for vascular diseases of the eye

ABP-201	Key characteristics of ABP-201

•  Dual inhibition of VEGF and ANG-2 to block angiogenesis

•  Four high-affinity binding sites for increased potential potency

•  Dual targeting in single molecule

•  Natural antibody structure for potentially improved dosing

•  Symmetrical structure for efficient manufacturing

ABP-201 is a different TetraBi antibody format, designed to simultaneously inhibit VEGF and ANG-2 for the potential treatment of vascular diseases of the eye, including diabetic macular edema, or DME, and wet age-related macular degeneration, or Wet AMD. In both DME and Wet AMD, blood vessels form abnormally and leak fluid, resulting in vision loss. Whereas VEGF drives new blood vessel formation, ANG-2 acts to destabilize blood vessels and contributes to vessel leakage. The current standard of care for DME and Wet AMD includes intravitreal injections of VEGF-targeted agents, including Eylea (aflibercept), Lucentis (ranibizumab), and Avastin (bevacizumab, used off-label). However, these drugs require eye injections every one to two months and are only effective in a subset of patients, many of whom eventually develop resistance. Because ABP-201 has a high binding capacity, with a total of four binding sites per molecule, we believe ABP-201 could be administered less frequently than current agents. Recently, the VEGF and ANG-2 co-targeting agent Vabysmo (faricimab), was approved by the FDA, and clinical trial results showed a dose-dependent improvement in best-corrected visual acuity relative to Lucentis, providing strong support for this approach. In 2022, the combined worldwide sales of Eylea and Lucentis exceeded $10.5 billion according to company filings. Through our AbMed subsidiary, we have in-licensed certain intellectual property rights relating to ABP-201 from MedImmune (now AstraZeneca), and are in breach of the terms of our license agreement with MedImmune/AstraZeneca.

Clinical Development Plan

We plan to conduct a Phase 1, multiple-ascending dose evaluation of the safety and initial efficacy of ABP-201 in patients with wet age-related macular degeneration (Wet AMD). Following the identification of the maximum tolerated dose (MTD) or the safety and tolerability of the maximum administered dose (MAD), a larger randomized phase 2 study is planned.

We have an experienced leadership team with significant industry know-how and deep experience in antibody discovery and development, biomarker discovery and validation, clinical development and regulatory approval, partnerships, operations, and corporate finance. Our leadership team has broad industry experience from working at pharmaceutical and Biotech companies, including Celgene, NantWorks, Frequency Therapeutics and Moderna. We also have a group of scientific advisors comprised of leaders in our industry across various disciplines, including Robert Langer, PhD, David H. Koch, Professor at MIT and a co-founder of Moderna; Laurie Glimcher, MD, President and CEO of the Dana-Farber Cancer Institute; Ron Levy, MD, Professor and Chief, Division of Oncology, Stanford School of Medicine; George Tsokos, MD, Professor of Medicine, Beth Israel Deaconess Medical Center; Dr. Shiv Pillai, PhD, Professor of Medicine, Harvard Medical School and Massachusetts General Hospital and Steven Schnittman, MD, PhD, who previously served as Medical Branch Chief of the AIDS division at the National Institutes of Health and Vice President, Global Clinical Research at Bristol Myers Squibb. Dr. Langer is a member of our board of directors, and the other advisors serve on our Scientific Advisory Board.

Our Pipeline

Our DiversImmune® and MultiMabTM platforms and licensing strategy have generated a pipeline of next-generation antibody product candidates, as reflected in the following table:

ABP-201 is held through our majority-owned subsidiary AbMed Corporation, or AbMed. AstraZeneca (formerly MedImmune) owns a minority stake in AbMed and, with respect to Asia, the Middle East and certain other countries, ABP-201 is being developed and commercialized through a territorial partnership with Abpro Bio, with our company retaining rights in the rest of the world. ABP-102 is being developed and commercialized through our world-wide strategic partnership with Celltrion. We hold world-wide exclusive rights to ABP-110 under a patent license granted by the National Cancer Institute, or NCI, a division of the NIH. ABP-150 is being developed under a collaboration agreement with Nanjing Chia Tai Tianqing Pharmaceutical Co., Ltd (“NJCTTQ”), pursuant to which NJCTTQ has exclusive commercialization rights in China and Thailand and we retain commercialization rights in the rest of the world.

Our Strategy

Our mission is to develop next-generation antibody therapeutics with the goal of improving the lives of patients with severe and life-threatening diseases. Traditionally, creating antibodies against targets and validating them as potential therapies has been time consuming and labor-intensive. We believe that our proprietary antibody platforms and approach overcome these limitations, however, we have yet to (i) produce antibodies on a scale needed for clinical trials or commercialization or (ii) evaluate any of our product candidates in a patient. By leveraging the speed, quality, and target-access of our DiversImmune® platform, we have generated a proprietary collection of antibody building blocks that enable us to establish our own pipeline of next-generation antibody product candidates. We believe our ability to leverage our MultiMabTM platform to design novel bi-and multi-specific antibody constructs with natural, antibody-like structures presents a significant opportunity to unleash the immune system’s natural ability to fight disease and to elicit responses from broader patient populations.

Our key strategies to achieve this mission are:

•

Aggressively advance our lead product candidates, ABP-102 and ABP-201, into the clinic. We plan to initiate a Phase 1/2 clinical trial of ABP-102 in the first half of 2026, focusing on HER2+ breast and gastric cancers. Additionally, we are planning to advance ABP-201 into Phase 1 clinical trials also in the second half of 2026 for the treatment of Wet AMD. We believe that the development of our lead antibody product candidates, if successful, will generate substantial value and provide us with differentiated products to pursue in large markets with significant unmet medical needs. IND-enabling studies are underway for both lead product candidates in preparation for final GLP toxicity studies and GMP manufacturing for filing the IND and we will request Pre-IND meetings beforehand with the FDA when appropriate.

•

Rapidly follow ABP-102 with a broad pipeline of CD3-targeting T-cell engagers and leverage this approach to other immune cell targets. We are building on the optimized format of ABP-102 to aggressively develop a suite of immuno-oncology agents that redirect T cells to a diverse range of liquid and solid tumors. ABP-110, targeting GPC3 on hepatocellular carcinoma, and ABP-150, targeting Claudin 18.2 on gastric cancer, are currently in preclinical development. We may also use this “pipeline in a format” strategy with other immune cell targets, including CD137 and CD47.

•

Leverage our DiversImmune® and MultiMabTM platforms to grow our pipeline of antibody product candidates. We plan to continue investing in our DiversImmune® and MultiMabTM platforms to maintain our competitive advantage. We will continue to expand our collection of high affinity and high specificity antibody building blocks against both clinically validated and novel therapeutic targets, and apply our “fit for purpose” antibody engineering approach to construct novel multi-valent, multi-specific therapeutic product candidates. We will continue to build on the success of existing immuno-oncology or cell therapies that use the power of T cells to fight cancer, such as chimeric antigen receptor T-cell, or CAR T, therapy, but will focus on simpler, more accessible, and less expensive approaches that provide a universal solution for large populations of cancer patients.

•

Continue to explore and execute strategic collaborations. In addition to the development and commercialization collaborations we have entered into with Celltrion and Abpro Bio, we entered into a collaboration agreement in January 2019 with NJCTTQ, a pharmaceutical company specializing in research and development, production and commercialization of drugs for cardiovascular diseases, tumors, perioperative care, gastrointestinal disorders and urologic diseases headquartered in Nanjing, China, for the development of novel bispecific antibody therapies for immuno-oncology, including potentially best in class T-cell engagers. Under that agreement, we are jointly developing ABP-150, a T-cell engager designed to fight cancer through co-targeting CD3 and Claudin 18.2. NJCTTQ has exclusive commercialization rights in China and Thailand and we retain commercialization rights in the rest of the world. We will continue to explore strategic and geographic-oriented partnerships that provide us with near-term economic benefits where we retain product rights to key strategic markets.

•

Build a leading fully integrated discovery-to-commercial antibody therapeutics company. We have assembled an experienced scientific and business team, and have built robust discovery and antibody engineering platforms that allow us to create a broad pipeline of novel product candidates. As we advance our product candidates into clinical development, we intend to complement our discovery and development strengths with clinical expertise and commercial capabilities to build a fully integrated company.

Introduction to Monoclonal and Dual-Targeting Antibodies

Antibodies are large and diversified proteins produced by B cell immune responses to counter threats including infectious entities such as viruses, bacteria, and fungi. Antibodies can be raised against antigens seen by the immune system as “non-self,” and therefore antibodies against human proteins are often raised using a variety of immunization strategies in mice or other animals. The resulting antibodies can then be used as building blocks to develop therapeutics for molecular targets, including proteins overexpressed on the surface of cancer cells. Because they recognize their target antigens with high affinity and high specificity, and because they are natural elements of the immune system, antibodies have been used effectively as drugs for over 30 years. Monoclonal antibodies are the largest and most rapidly growing class of therapeutic proteins and have become a mainstay of therapeutic options for patients with cancer, autoimmune disorders, and other diseases. As of June 30, 2022, 162 antibody therapies have been approved by at least one regulatory agency in the world, including 122 approvals in the United States.

An immunoglobulin G, or IgG, is the most common type of antibody and comprises two identical heavy chains and two identical light chains, which assemble to form a Y-shaped molecule, as depicted in the following graphic. The bottom tail of the “Y” is called the fragment crystallizable, or Fc, region, and is structurally constant across entire classes of antibodies. The Fc region of an antibody interacts with a variety of receptors on immune cells and is also responsible for the long circulating half-life of an antibody. The tips of the “Y” are called the fragment variable, or Fv, regions, and contain the antigen-binding sites. A natural antibody recognizes a single target antigen and is therefore “monospecific.” Because it features two identical binding sites, however, it is “bivalent” for that target. Bivalency is a critical feature of natural antibodies. Just as it is much easier to hang from a bar with two arms rather than one, bivalent binding has been shown in preclinical studies to provide a much stronger connection to the target antigen than would be possible with monovalent binding.

Although natural antibodies recognize a single target, they can be engineered in different ways to bind two or more targets, resulting in a bispecific or multispecific antibody. While there are many different types of dual-targeting antibodies, several mechanisms of action can be implemented for a bispecific construct, including dual binding, cross-linking, and cell-cell bridging, as depicted in the following graphics.

Two antibodies in one

•  Replaces a combination of two monospecific antibodies

•  Simplifies the regulatory process, decreases manufacturing costs, and provides more favorable reimbursement conditions

•  Ensures both targets are engaged in the same place at the same time

Cross-linking

•  Cross-links two targets on the same cell

•  Physically connects two proteins and can be used to activate pathways that are otherwise inactive or more potently inhibit pathways that are already active

•  Can produce a synergistic effect, where the dual-targeting antibody out-performs the corresponding combination of two single-targeting antibodies

Cell-bridging
• Bridges two cells, physically bringing them into close proximity • Promote immune cell activation to kill the tumor cells to which they are attached

Our Platforms

Our approach consists of two technology platforms: our DiversImmune® platform, which we use to generate therapeutic “building blocks,” which are high affinity and high specificity antibodies with functional activity against therapeutic targets; and our MultiMabTM platform, which we use to construct therapeutic product candidates by assembling the building blocks into different combinations of bi- and multi-specific antibodies. Together, these platforms support our strategy of building a broad pipeline of next generation antibody therapeutics that are designed to address a wide range of human diseases.

DiversImmune®: Our antibody discovery platform

Our DiversImmune® platform was built to address a key bottleneck in the antibody therapeutics industry: the ability to rapidly generate high affinity and high specificity antibodies against virtually any target of interest. Although in vitro methods, such as phage and yeast display, have been developed to mimic the immune system, these methods typically rely on collections of antibodies from unimmunized donors and as a result generally yield relatively low affinity antibodies. Improving these antibodies through affinity maturation (i.e., mutation and selection) is often a lengthy process and is not always successful. In contrast, the adaptive immune system of a mouse has a built-in mechanism called somatic hypermutation that improves the affinity of antibodies up to one thousand times, yielding high affinity and high specificity antibodies suitable for therapeutic development.

The greatest challenge with mouse-based methods, however, lies in generating a strong and diverse immune response to the target of interest. The mammalian immune system has a mechanism called tolerance that prevents it from making antibodies against proteins that are perceived as “self.” Thus, to generate a strong immune response against a target that is difficult to access, either because the target is not particularly immunogenic, or capable of producing an immune response, or because the target, a human protein, is very similar to the corresponding mouse protein, it is necessary to “break tolerance.” A key component of our DiversImmune® platform is our genetically engineered hyperimmune mouse which seeks to solve this problem in two ways. First, the mouse has been genetically engineered so that more of its antibody-generating B cells survive and proliferate than in a non-engineered mouse. This results in a larger and more diverse collection of high affinity antibodies. Second, the mouse has a hyperactive immune system in which its tolerance to self-antigens has been “broken.” This enables us to generate a diverse array of antibodies against a wide range of targets, including targets that are very similar between mouse and human.

The DiversImmune® platform comprises three key steps, all focused on generating a diverse collection of high quality antibodies:

1.

Immunization. We have developed an integrated collection of immunization methods, termed Raptor, which includes purified proteins, engineered cells, viral-like particles, and DNA. These methods all work in concert with the goal to elicit a strong and diverse immune response.

2.

Diversification. We have developed hyperimmune mouse, along with a variety of co-stimulation methods, to optimize the immune response to each target and yield a diverse collection of antibodies that recognize different epitopes, or binding regions, on the same target protein. This is a critical component of our discovery process as we believe it greatly increases the probability of identifying antibodies with the desired functional properties necessary for therapeutic development.

3.

Optimization. We have streamlined the processes of humanization and optimization so that we can rapidly advance antibodies with the desired functional properties to fully developed building blocks. These building blocks can then be assembled into novel therapeutic product candidates using our MultiMabTM platform.

To date, our DiversImmune® platform has been used to generate antibodies for pharmaceutical and biotechnology companies. We are now using this platform internally to create what management believe to be an industry-leading collection of building blocks to support a growing pipeline of therapeutic product candidates.

MultiMabTM: Our antibody engineering platform

Our MultiMabTM platform enables us to build a diverse array of bi-and multi-specific antibody formats, allowing us to optimize the format of our product candidates. Because biology is diverse and complex, there is no “one size fits all” solution to engineering multi-specific antibodies. Instead, different problems call for different solutions. We draw from a suite of different antibody formats to choose the one that we believe best suits the disease and mechanism we are targeting. Despite having multiple formats from which to choose, our formats typically contain two key features:

1.

Bivalent binding. Bivalent binding, or binding with two points of contact, takes advantage of the concept of avidity, specifically that multipoint connections are much stronger than single point connections. In order to maximize efficacy, we build bivalent binding into our therapeutic product candidates where increased strength of binding is desirable. For example, ABP-102 features two identical binding sites for HER2, rather than one. This enables the molecule to bind tightly to HER2+ tumor cells, forming a strong immunological synapse, or cell-to-cell interaction, between the tumor cell and the cytotoxic T cell. We believe this is critical to generating a strong and sustained immune response and differentiates ABP-102 from other T-cell engaging bispecific antibodies that only feature a single binding site for the tumor-specific antigen.

2.

Fc region. The Fc region of an antibody interacts with various receptors on immune cells to control both the immune response to antibody binding and the circulating half-life of an antibody. To take advantage of these natural functions, we build Fc regions into all our therapeutic product candidates. For example, ABP-102 features a human IgG1 Fc region that promotes a long circulating half-life, and has been further engineered to reduce or eliminate antibody-dependent cell-mediated cytotoxicity (ADCC) and complement-dependent cytotoxicity (CDC) to reduce potentially harmful side-effects associated with inflammation and cytokine release. Similarly, ABP-201 features an Fc region that results in greater stability and, due to its size, a longer ocular half-life, potentially enabling more convenient dosing for patients.

Both of our lead product candidates, ABP-102 and ABP-201, are TetraBi antibodies that feature two high affinity binding sites for each of their targets and Fc regions for longer half-lives. In addition, both product candidates are symmetrical, with two identical heavy chains and two identical light chains. Many bispecific antibody formats are asymmetrical, featuring two different heavy chains. This creates the possibility of chain mispairing, which complicates the manufacturing process as it is necessary to rigorously characterize each batch and minimize the presence of mispaired species. With our TetraBi antibody format, this allows for straightforward manufacturing, as there is no possibility of chain mispairing.

MultiMabTM antibody engineering platform

Key advantages of our antibody technology platforms

We believe our DiversImmune® and MultiMabTM platforms overcome several significant limitations associated with competing antibody technologies and have the following key competitive advantages:

•

Superior target access. By breaking immune tolerance, our DiversImmune® platform enables us to generate high quality antibodies against traditionally difficult-to-target proteins, providing access to new therapeutic targets.

•

Superior speed of antibody discovery. By generating a wide diversity of high quality antibodies against a single target, our DiversImmune® platform accelerates the discovery phase by increasing the probability of identifying high quality antibodies with the appropriate function. This speed allows us to rapidly scale and build a broad portfolio of functional building blocks to address disease-specific challenges that are not currently met by existing therapeutics or products. However, any product candidate developed with our platforms will still be subject to clinical trial requirements prior to approval, and we cannot accelerate clinical trials.

•

Superior flexibility in engineering novel therapeutics. By providing access to a diverse array of bi- and multi-specific antibody formats, our MultiMabTM platform enables us to rapidly test a broad range of solutions, shortening the timeline for lead selection and increasing the chance of finding an optimal format that meets key performance specifications.

B cell cloning platform

In addition to our MultiMabTM platform we have developed a B cell cloning platform that enables us to isolate potently neutralizing antibodies to SARS-CoV-2, RSV, and other viruses recognizing conserved viral epitopes resistant to mutational escape.

Our Immuno-Oncology Strategy For T Cell Engagement

One of the most promising strategies in cancer therapy is to direct cytotoxic T cells to kill tumor cells. This can be achieved using dual-targeting antibodies, which bind simultaneously to a tumor-specific antigen on a tumor cell and to CD3 on a T cell, bringing these cells into close proximity and causing the T cell to kill the tumor cell. First-generation bispecific antibodies were called Bispecific T-cell Engagers, or BiTEs, and contained two Fv regions, one for the tumor antigen and one for CD3. Because they do not contain an Fc region, BiTEs have very short circulating half-lives, requiring patients to wear an infusion pump for continuous intravenous administration. Second-generation bispecific antibodies contain an Fc region, but typically have only one binding site for the tumor antigen. This results in weaker binding to the tumor cell than could be achieved with the corresponding bivalent antibody.

Key features of the TetraBi antibody format for T-cell engagement

Abpro’s TetraBi antibody format improves upon both first-and second-generation bispecific T-cell engaging antibodies, as summarized in the following table. First, unlike first-generation bispecific antibodies, our TetraBi antibodies contain an Fc region, which provides enhanced stability and a longer circulating half-life for potentially more convenient dosing. Second, unlike second-generation antibodies, our TetraBi antibodies have two binding sites for the tumor antigen, rather than one. Bivalent binding promotes maximal efficacy via an avidity-based binding effect for the tumor associated antigen, allowing for the establishment of strong connections between the T cell and the tumor cell, leading to sustained activation through clustering of the T cell receptor complex in the presence of high antigen densities. By placing the CD3-binding domain in the hinge region of the molecule, the TetraBi antibody format has been shown in preclinical studies to exhibit monovalent-like interaction with CD3. This is important in preventing TetraBi antibodies from activating T cells in the absence of tumor cells, which could lead to undesirable toxicities such as cytokine release syndrome, or CRS, a potentially life-threatening toxicity associated with T cell targeted therapies. Finally, unlike second-generation antibodies, our TetraBi antibodies contain two identical heavy chains and two identical light chains. This allows for easy manufacturing, as there is no possibility of mispairing between two different heavy chains.

Key advantages of our TetraBi antibody format

Our lead product candidate, ABP-102, illustrates the key advantages of this format. ABP-102 is bivalent for HER2, providing stronger binding to tumor cells than could be achieved with first- and second-generation formats that are monovalent for HER2. ABP-102 has been shown in preclinical mouse studies not to activate T cells in the absence of tumor cells, but induce T cells to kill tumor cells in a HER2-dependent manner.

We believe the TetraBi antibody format of our ABP-102 product candidate offers several significant competitive advantages over other bispecific antibody formats and other approaches to T-cell-based therapy:

•

Bivalent binding. By including two binding sites for the tumor antigen, our antibodies are designed to form a much stronger connection to tumor cells than competitor molecules that feature only a single binding site.

•

Potentially better dosing through inclusion of an Fc region. By including an Fc region, our TetraBi antibodies are designed to have long circulating half-lives, enabling potentially more convenient dosing for patients.

•

Controlled immune effector function through Fc engineering. By introducing defined mutations into the Fc region, we are potentially able to diminish or eliminate Fc-mediated interactions that can contribute to unwanted side effects such as CRS.

•

Lower immunogenicity. By closely resembling human antibodies with natural amino acid sequences, our TetraBi antibodies may have a reduced risk of being immunogenic, or capable of producing an undesirable immune response, which could otherwise lead to decreased efficacy.

•

Streamlined manufacturing. By building symmetrical molecules with two identical heavy chains and two identical light chains, our molecules are designed to eliminate complications arising from potential chain mispairing.

Advantages of TetraBi antibodies over CAR T therapy

T cells can also be directed to kill tumor cells by genetically modifying them to express a chimeric antigen receptor, or CAR. A CAR is a synthetic receptor in which an Fv domain of an antibody that recognizes a tumor-specific antigen is linked to a portion of the T-cell receptor, typically CD3-zeta, as well as one or more costimulatory domains. T cells expressing a CAR, or CAR T cells, bind to and subsequently kill tumor cells expressing the appropriate antigen. CAR T therapy has demonstrated efficacy in liquid tumors and as of 2023, six CAR T therapeutics have garnered FDA approval, including agents targeting hematological malignancies such as lymphomas, leukemias, and multiple myeloma. However, there are currently no approvals in solid tumor indications. Unlike antibody therapy, CAR T therapy is a complex, multi-step process. After a patient’s white blood cells are collected, T cells are isolated and activated. They are then genetically engineered to express the CAR. The CAR T cells then need to be grown for several weeks before being infused back into the patient. Prior to infusion, however, patients have to undergo chemotherapy to deplete immune cells, providing an opportunity for the CAR T cells to engraft in the patient. Despite the effectiveness of this approach, there are several challenges to the widespread adoption of CAR T therapy. The process of engineering CAR T cells is technically challenging, time-consuming, and expensive. In addition, there are significant toxicities associated with CAR T therapy, including CRS. Although patients receiving CAR T therapy are often treated for CRS while undergoing therapy, treatments for CRS, namely administration of immuno-suppressive agents, can also reduce the efficacy of the therapy.

While we have yet to observe any advantages of TetraBi antibodies in a clinical trial, and TetraBi antibodies have not yest received marketing approval, we believe our next-generation CD3-targeted T-cell engagers have several advantages over CAR T therapies. Like CAR T therapy, we are redirecting cytotoxic T cells to fight cancer. Unlike CAR T therapy, however, potential treatment with our TetraBi antibodies should be straightforward and convenient for patients. They will not be required to travel large distances to state-of-the-art cancer centers, but may instead be treated by simple intravenous infusion in local clinics. They will not be required to wait weeks for their T cells to undergo a lengthy and complex modification process, and they will not need to undergo chemotherapy to deplete their immune cells. It will also be potentially much easier to manage toxicities by altering the dose of the antibody. Finally, our TetraBi antibody therapy is expected to be less expensive, reducing obstacles associated with payment and reimbursement.

Our Target Markets

Our lead product candidates are currently targeting the therapeutic areas of cancer and ophthalmology. The global breast cancer monoclonal antibodies market size is estimated to grow by USD 15 billion at a CAGR of 12.5% between 2022 and 2027, according to Technavio. North America is estimated to contribute 42% to the growth of the global market during the forecast period, according to the same source.

Immuno-oncology / oncology

Oncology therapeutics accounted for $143 billion in branded pharmaceutical sales in 2019—approximately 20% of global pharmaceutical sales. Analyst consensus figures indicate a 12% CAGR, and global oncology therapeutics sales are forecasted to hit $250 billion by 2024, according to McKinsey & Co. In 2022, global sales of Rituxan/MabThera (rituximab), Avastin, and Herceptin combined for $11.55 billion.

Ophthalmology

The global ophthalmology market is expected to experience growth in the forecast period of 2023 to 2030. Data from Bridge Market Research analyzes that the market is growing with a CAGR of 6.4% in the forecast period of 2023 to 2030 and is expected to reach $84 billion by 2030, from $51 billion in 2022. The global wet age-related macular degeneration (AMD) market, estimated at $6.9 billion in 2018, is projected to reach $10.4 billion by 2024, registering a CAGR of 7.1% during the forecast period. The market is predominantly driven by the increase in prevalence of AMD, lack of availability of specific treatment, and surge in geriatric population, according to P&S intelligence (Prescient & Strategic Intelligence).

Our Product Candidates

ABP-102 for HER2+ breast and gastric cancers

Our lead product candidate, ABP-102, is a TetraBi antibody targeting HER2 and CD3. It is an affinity-tuned, Fc engineered dual-targeting antibody with a human IgG1-like structure. ABP-102 features two binding sites for bivalent binding to cells expressing HER2, and two binding sites for CD3 in a format that promotes functional monovalency during cell binding. We believe this structure provides greater potential for clinical applications compared with other HER2-directed T-cell-engaging bispecific antibodies that have only one binding site for the tumor-specific antigen (i.e., HER2), allowing for an avidity-enhanced effect. ABP-102 is designed to redirect T cells to tumor cells that are overexpressing HER2 at high or intermediate levels. In preclinical studies, we have shown that ABP-102 selectivity promotes T cell activation, cytokine release and cytotoxicity in the presence of HER2-high and intermediate expressing cells, including HER2+ breast, ovarian, and gastric cancer cell lines. We have also observed reduced or no cytotoxic activity against cell lines expressing low/endogenous levels of HER2. This feature provides the opportunity for an improved therapeutic window to attack tumor cells while reducing systemic toxicity by promoting “on-target, on-tumor” effects, with reduced potential for “on-target, off-tumor” toxicity toward endogenous tissues. We plan to initiate clinical trials of ABP-102 in the first half of 2026 with our partner Celltrion, focusing on HER2+ breast and gastric cancers.

Background and market opportunity for HER2+ breast and gastric cancers

Breast cancer is the most common cancer in women in the United States, except for skin cancers. It is about 30% (or 1 in 3) of all new female cancers each year. The American Cancer Society’s estimates for breast cancer in the United States for 2023 are: About 297,790 new cases of invasive breast cancer will be diagnosed in women. About 55,720 new cases of ductal carcinoma in situ (DCIS) will be diagnosed. About 43,700 women will die from breast cancer. Breast cancer is the second leading cause of cancer death in women (only lung cancer kills more women each year). The chance that a woman will die from breast cancer is about 1 in 39 (about 2.5%). The American Cancer Society’s estimates for stomach cancer (also known as gastric cancer) in the United States for 2023 are approximately26,500 new cases (15,930 in men and 10,570 in women) and approximately 11,130 deaths (6,690 men and 4,440 women). Stomach cancer accounts for about 1.5% of all new cancers diagnosed in the United States each year, according to the American Cancer Society.

In 2022, HER2 directed therapies generated approximately $10.3 billion in full year sales. The four drugs that made up this number include PERJETA (approximately $4.6 billion), KADCYLAZ (approximately $2.3 billion), HERCEPTIN (approximately $2.2 billion), and ENHERTU (approximately $1.2 billion), according to public disclosures made by Genentech/Roche and Daiichi Sankyo/AstraZeneca.

Cancer type	Incidence of high HER2 expression
Breast	~20%
Endometrial	8-35%
Gastroesophageal	4-22%
Pancreatic	2-29%
Cervical	1-21%
Bladder	5-15%

Source: Cancer Treatment Reviews

Potential competitive advantages of ABP-102 versus approved anti-HER2 therapies

Current HER2-directed therapies have demonstrated increased chemical off target toxicity (e.g., TKIs and ADCs) and/or reduced efficacy from drug resistance or limited potency requiring combination with chemotherapy (i.e., mAbs), especially in the relapsed and refractory disease population. ABP-102 seeks to overcome these challenges as a single-agent therapy that potently engages the patient’s natural immune system without toxic chemicals to directly target and destroy the tumor.

Potential benefits of ABP-102 in immuno-oncology

ABP-102 is a TetraBi antibody that is designed to bind simultaneously to HER2 overexpressed on a tumor cell and CD3 on a T cell, thereby bringing the two cells into close proximity and promoting T-cell activation that leads to killing of the tumor cell. ABP-102 is a differentiated therapeutic in that it is able to selectively target HER2-high and intermediate expressing cells, with reduced activity on HER2-low or negative cells, an engineered design feature to promote safety for endogenous HER2-expressing tissues. The TetraBi antibody format of ABP-102 is intended to improve on the clinical efficacy of HER2 targeted therapy by inducing infiltration of T cells into HER2+ tumors. In addition to HER2+ breast cancer, ABP-102 can potentially target any solid tumor in which HER2 is overexpressed, including HER2+ gastric, esophageal, endometrial, ovarian, colorectal, lung, pancreatic, cervical, gallbladder, and bladder cancers, as well as HER2+ pediatric indications including osteosarcoma. By targeting both HER2 and CD3, ABP-102 may overcome many of the limitations of single-targeting agents. For instance, agents targeting HER2 alone, such as Herceptin, face problems with drug resistance, often caused by alterations in the HER2 signaling pathway or other related pro-proliferative pathways.

ABP-102 works by a different mechanism, engaging cytotoxic T cells to kill the tumor cells rather than blocking the function of HER2. As such, we believe that ABP-102 could lead to more durable responses in patients, with reduced risk of drug resistance. Furthermore, ABP-102 possesses an advanced TetraBi antibody format, unlike that of competing agents that only feature a single binding site for HER2. Having two binding sites for HER2 enables higher binding potential and selectivity for tumor cells, which may result in greater potency and an improved therapeutic index. In addition, this dual binding may provide access to a broader patient population, including patients that express intermediate levels of HER2.

ABP-102

immune-mediated

HER2+ tumor cell death

Preclinical data

For ABP-102 to be both safe and effective, it must only activate T cells when HER2+ tumor cells are present. The key safety risk for T-cell engaging therapies is CRS, in which T cells and other white blood cells become activated, leading to the over-production of pro-inflammatory cytokines. This can cause high fever, swelling, redness, extreme fatigue, nausea, and, in rare cases, death. The ABP-102 Fc region is engineered to have reduced binding to Fc receptors and C1q, thereby making T cell engagement the definitive mechanism of action. By positioning the CD3-binding domain near the hinge region of the molecule, it selectively activates T cells only in the presence of HER2+ tumor cells. Thus, when ABP-102 is added to T cells or PBMCs alone, the T cells do not release pro-inflammatory cytokines like TNFa, IL-6, IL-2and IFNg. When HER2+ tumor cells are introduced, however, ABP-102 causes potent activation of the T cells, along with cytokine release reflecting T cell activation. This strong dependency on HER2 for T cell engagement may result in a beneficial therapeutic index for ABP-102, enabling a dose to be found that is both safe and effective. In addition, HER2 is expressed at lower levels in some tissues of the human body, including heart and lung tissues. Therefore, we have engineered ABP-102 to promote selectivity for T cell activation and killing of HER2-high and intermediate target cells, which is a key differentiating feature.

In preclinical in vitro studies, ABP-102 has shown strong antitumor activity that is dependent on the presence of CD3-positive T cells, a key component of cellular immunity within human peripheral blood mononuclear cells, or PBMCs. PBMCs consist of monocytes and lymphocytes, which are white blood cells made up of T cells, B cells, and natural killer, or NK cells.

We have tested ABP-102 for cytotoxicity on a wide variety of cell lines with a broad range of HER2 surface expression levels, from high to intermediate to low, as determined by flow cytometry with trastuzumab biosimilar antibody (Figure 1). These cell lines include HER2-high expressing cell lines such as SKBR-3, BT-474, and NCI-N87, and also HCC1954 breast cancer cells, which are HER2+, but resistant to Herceptin. ABP-102a, b, and c lead candidate affinity-tuned constructs were all able to kill all cell lines expressing high-to-intermediate HER2 levels at a similar dose range for maximum cytotoxicity to the parental HER2 x CD3 TetraBi construct with unmodified HER2 and CD3 affinity. MDA-MB-453 cells are reported to be HER2 intermediate in the literature, and this was similar in our flow cytometry assessment; ABP-102 similarly shows killing of that cell line as well. However, in contrast to the HER2 x CD3 parental TetraBi antibody, ABP-102a, b, and c have reduced activity on HER2 low-to-negative cells, including the ZR-75-1, MCF-7, HT55, JIMT-1 cell lines, in which erbb2/HER2 gene expression is not amplified.

In these studies, ABP-102a, b and c exhibited selective cytotoxicity in the presence of human PBMCs that was dependent on HER2 expression level, with preferential killing of HER2-high expressing cell lines and reduced activity on HER2-low cell lines. This selectivity for targeting of HER2-high expressing cells may help to widen the therapeutic window of a T cell engager with less potential for toxicity toward tissues expressing endogenous levels of HER2.

Figure 1. ABP-102 is effective in vitro against a range of cancer cell lines expressing high and intermediate HER2 levels, but shows reduced activity on HER2 low to negative cell lines.

Figure 1 legend:

Cell lines were harvested with Accutase followed by staining with 1 ug/mL trastuzumab biosimilar antibody, followed by staining with anti-human IgG-PE secondary antibody. Flow cytometry data were collected using a BD FACSCelesta and analyzed in FlowJo software as quantified by median fluorescence intensity (MFI). For cytotoxicity analysis, PBMCs were added at a 10:1 E:T ratio (100,000 PBMCs: 10,000 seeded target cells) and incubated with antibodies for 42 hours, at which time cytotoxicity was quantified using the CellTiterGlo2.0 protocol for each cell line. Lead clones ABP-102a, b, and c are shown as compared to a positive control (non-affinity tuned CD3 x HER2 parental TetraBi), as well as a comparator molecule (HER2 x CD3 monovalent heterodimer). An isotype control bispecific antibody with an intact CD3 binding arm was used as a negative control.

To determine whether T cell activation differences account for the observed differential activity on HER2-high and intermediate cells, we assessed culture supernatants for cytokine release (Figure 2). Similar cytotoxicity is observed with ABP-102a, b, and c on the HER2-high (SKBR-3) cell line, with a modest reduction in cytokine release compared to the HER2 x CD3 parental control TetraBi molecule. However, when using cell lines with HER2-low expression (MCF-7) as target cells, we observe less cytotoxicity with ABP-102a, b, and c as compared to the HER2 x CD3 parental control TetraBi molecule. On HER2-low expressing cells, we also observe a markedly reduced cytokine release profile, reflecting reduced activation of T cells as compared to the HER2 x CD3 parental control TetraBi molecule.

This data demonstrates the selectivity of our ABP-102 candidate lead molecules, a feature which should help to promote cytotoxicity for HER2 overexpressing cells while potentiating an environment for durable T cell responses, while also mitigating risks to endogenous HER2-expressing tissues including the heart and lungs.

Figure 2. ABP-102 exhibits selectivity for HER2 overexpressing cells through differential activation of T cell cytotoxicity and cytokine release against HER2-high (SKBR-3) and HER2-low (MCF-7) cell lines.

Figure 2 legend:

PBMCs were added at a 10:1 E:T ratio and incubated for 42 hours, at which time cytotoxicity was quantified using the CellTiterGlo2.0 protocol. Cytokine release was detected in supernatants diluted 1:5 in assay buffer before addition to a sensitive multiplexed bead-based assay for quantification of IL-2, IFNg, TNFa, and IL-6 (R&D Systems/Biotechne), with detection and quantification on a MagPix system (Luminex).

ABP-102 lead candidates are currently under evaluation with HER2-high and HER2-low expressing cell line xenograft tumor models in mice, with human PBMCs as effector cells. Final selection of a lead molecule will be based on cumulative in vitro data and anti-tumor efficacy in the HER2 tumor in vivo models. Expression cell lines are currently in development for production of ABP-102a, b, and c, with plans in place for CMC activities ahead of GLP toxicology studies and clinical trials.

Clinical development of ABP-102

In collaboration with Celltrion, we plan to initiate first-in-human Phase 1/2 clinical trials with ABP-102 in the first half of 2026 in HER2+ solid tumors, including breast and gastric cancer as well as orphan drug indications.

ABP-201 for DME and Wet AMD

Our second lead product candidate, ABP-201, is a different TetraBi antibody that simultaneously targets VEGF and ANG-2. ABP-201 binds with very high, or subnanomolar, affinity to ANG-2 and most of the major isoforms of VEGF, including VEGF165, VEGF189, and VEGF121. Due to its TetraBi antibody format, ABP-201 features two binding sites for each of VEGF and ANG-2, which distinguishes it from bispecific antibodies that feature only a single binding site for each target. ABP-201 is formulated for intravitreal injection and is designed to function as a “ligand trap,” removing both VEGF and ANG-2 from the eye.

Through our majority-owned subsidiary, AbMed Corporation, we are developing ABP-201 for potential indications in ophthalmology, including DME and Wet AMD. DME is an eye condition brought on by diabetes in which blood vessels form abnormally and leak fluid into the macula of the eye, resulting in blurred vision and, in extreme cases, blindness. Wet AMD is similarly a severe eye condition caused by the growth and leakage of abnormal blood vessels under the retina and macula of the eye, causing the macula to bulge or lift up from its normally flat position, thus distorting or destroying central vision. VEGF is a clinically validated target in both DME and Wet AMD, where Eylea and Lucentis are approved and in widespread use. As depicted in the following chart, VEGF and ANG-2 act in concert to promote angiogenesis. In normal blood vessel development, ANG-2 plays a role in destabilizing mature blood vessels, creating an environment in which vessel branching can occur. VEGF then promotes the sprouting of new blood vessels. In DME and Wet AMD, however, excessive destabilization of blood vessels by ANG-2 contributes to vessel leakage, or edema. In addition, upregulation of ANG-2 is the primary mechanism of resistance to VEGF inhibition. We believe that effective control of angiogenesis and inhibition of vessel leakage requires simultaneous inhibition of both pathways.

Current treatment options for DME

Although the underlying molecular cause of DME and Wet AMD is not completely understood, both VEGF and ANG-2 play central roles in new blood vessel growth—a hallmark common to both ocular diseases. Several biological therapies have been developed to inhibit VEGF by binding to and sequestering the protein. The current standard-of-care includes Lucentis, a recombinant humanized monoclonal antibody fragment that binds VEGF, and Eylea, a recombinant fusion protein containing portions of the human VEGF receptor. Another VEGF antibody is Avastin, a recombinant human monoclonal antibody which is approved for the treatment of several cancer indications and is used off-label for the treatment of DME and wet AMD.

Before the approval of Lucentis for the treatment of DME in 2012, the use of intravitreal injections was less common in North America and laser photocoagulation, or the use of light to coagulate tissue, was the primary treatment. Prior to the Lucentis DME approval, several treatments including Avastin and Macugen (pegaptanib sodium injection) were used off-label. Macugen received FDA-approval for the treatment of Wet AMD in 2004.

Additional products were approved and launched in 2014, namely Eylea, Ozurdex (dexamethasone intravitreal implant), and Iluvien (fluocinolone acetonide intravitreal implant), as well as the approval in 2022 of Vabysmo. According to estimates by Future Market Insights, intravitreal injections control a large market share of the treatment used in DME patients. In 2021, over 94% of DME patients were utilizing anti-VEGF intravitreal injections and implants, according to the same source.

Current treatment options for Wet AMD

Lucentis, Eylea, and Vabysmo were initially FDA-approved for the treatment of Wet AMD and DME. Avastin is used off-label for the treatment of Wet AMD. Because anti-VEGF treatments do not appear to cause regression of new blood vessels, current therapies require regular intraocular injections, typically as often as seven times per year, and real-world studies indicate that less than 20% of patients treated with anti-VEGF biologics improve their visual acuity by 15 or more letters.

Due to frequent injections, anti-VEGF treatments have been associated with subretinal fibrosis, or the formation of excess connective tissue under the retina, as well as retinal scarring in some patients. We believe a more effective therapy that requires less frequent dosing would address the deficiencies of current therapy and be rapidly adopted as the new standard of care for the treatment of the disease.

Background and market opportunity for DME and Wet AMD

DME is a leading cause of blindness among the working age population in most developed countries. DME is one of the major complications of diabetes and studies show that DME patients utilize significantly higher healthcare resources than non-DME diabetic patients. The growing incidences of diabetes across the globe should further increase the burden of DME. As of 2022, nearly 422 million people worldwide have diabetes, and the number is expected to grow to 592 million within the next 20 years, according to Future Market Insights. North America is projected to be the largest market in terms of value and accounted for over 60% of total market revenue in 2021, according to the same source.

AMD is a progressive disease that results in a gradual loss of vision as people age. Approximately up to 10% of total cases of AMD represent an advanced form of the disease called Wet AMD, which is a severe eye condition that results in blurred vision and can lead to significant vision loss or blindness due to abnormal blood vessel formation in the eye. Although Wet AMD represents only 10% of AMD, it is responsible for 90% of AMD-related severe vision loss. Wet AMD is a leading cause of vision loss, with approximately 200,000 cases of Wet AMD diagnosed per year in North America, according to ResearchAndMarkets.com.

In 2022, Eylea and Lucentis, the leading approved biologics for the treatment of DME and Wet AMD accounted for over $10.4 billion in worldwide sales according to company filings. It is important to note that the first biosimilar for Lucentis was approved in the third quarter of 2022.

Potential ABP-201 Competitive Advantages

Unlike Eylea and Lucentis, ABP-201 seeks to inhibit both VEGF and ANG-2. Unlike Vabysmo, ABP-201 has two binding sites for VEGF and ANG-2, designed to more effectively trap each ligand. ABP-201 also has a longer half-life in the eye than Eylea, which contributes to pharmacological durability.

Clinical Development Plan for Wet AMD

We plan to conduct a Phase 1, multiple-ascending dose evaluation of the safety and initial efficacy of ABP-201 in patients with wet age-related macular degeneration (Wet AMD). Following the identification of the maximum tolerated dose (MTD) or the safety and tolerability of the maximum administered dose (MAD), a larger randomized phase 2 study is planned.

Potential benefits of ABP-201 in ophthalmology

One way to co-inhibit VEGF and ANG-2 is to add an ANG-2 inhibitor to an approved VEGF inhibitor. The shortcoming of this approach is that the two agents are not physically linked and as a result will accumulate differently and be cleared from the eye at different rates. It is therefore difficult to ensure that both targets are inhibited in the same place at the same time. In contrast to this dual agent approach, other investigational agents, including ABP-201, use a single-agent dual-targeting antibody to ensure that both targets are engaged at the same time. Clinical trial results with Vabysmo, a bispecific antibody co-targeting VEGF and ANG-2, showed a dose-dependent improvement in best-corrected visual acuity relative to Lucentis, providing strong support for this approach. Importantly, our single agent approach may have regulatory advantages over the dual agent approach given that the necessary efficacy endpoints for approval could include non-inferiority in contrast with superiority to current standard-of-care. The dosing regimens of current DME and AMD drugs, specifically Lucentis and Eylea, are characterized by relatively frequent injections, initially every month followed by every other month. The frequency of injection is determined by a combination of the potency of the drug and its clearance rate from the eye. Large molecules generally clear slower than smaller molecules, and ABP-201 is approximately twice the size of Eylea and approximately four times the size of Lucentis. ABP-201 also has a higher binding capacity than either Eylea or Lucentis, with two binding sites for VEGF and two binding sites for ANG-2. As such, we believe that ABP-201 will require less frequent dosing, providing a significant advantage in the commercial setting. In addition, as increased signaling by ANG-2 in response to anti-VEGF therapy is one of the primary mechanisms of resistance to VEGF inhibitors, we anticipate that ABP-201 will not suffer from drug resistance to the same extent as drugs that target VEGF alone.

In a rat laser-induced choroidal neovascularization model, ABP-201 administered intravitreally resulted in comparable reductions in vascular leakage and vascular lesion volume as Eylea. In this model, a laser is used to ablate blood vessels in the choroid (the vascular layer underlying the retina). The area ablated then heals (becomes revascularized) spontaneously by the formation of neovascular “lesions.” Anti-angiogenic agents can then be assessed by how much they can delay this healing, as measured by how well they can reduce vascular leakage and neovascular lesion size.

Source: Ora, Inc., CNV Study with Intravitreally-injected Abpro Test Article ABP201 in Brown Norway Rats, December 20, 2023.

Pharmacological durability is desired in agents administered intravitreally injection given the risk of injection-associated inflammation and the uncomfortable nature of the injection. A major contributing factor to pharmacological durability is half-life.

Administration of ABP-201 resulted in significantly reduced vascular leakage and neovascular lesion volume compared to a vehicle control and comparable to Eylea.

A major concern for all intravitreally-administered agents is the potential for inflammation, either caused by the agent or the injection procedure. Given that intravitreal injection itself is associated with the potential for ocular inflammation among other toxicities, increasing the pharmacological durability of such agents is critical in minimizing the potential for such toxicities. As such, ABP-201 is engineered to both maximize half-life in the eye and to reduce any Fc receptor-mediated inflammatory responses. In preclinical PK models, ABP-201 displays a favorable ocular half-life compared to Faricimab (RG7716/Vabysmo) or Eylea (aflibercept). In addition, ABP-201 is well tolerated in rabbit toxicity studies.

Source: PoweredResearch, Safety, Tolerability, and Pharmacokineti C Study Following Intravitreal (IVT) Delivery of a Novel Compound in Rabbit, April 27, 2021.

Administration of ABP-201 results in intraocular pressure (IOP) increases comparable to vehicle control (left panel above). Additionally, ocular examinations (OE) to evaluate ocular surface morphology, anterior segment and posterior segment inflammation, cataract formation, and retinal changes were performed. The OE scores can range from 0, indicating no abnormalities, to 48, indicating a maximum number of maximally severe abnormalities. Other than a mild increase in OE score of 5 at day 1 post-injection, which returned to 0 for the duration of the study, the OE scores were identical to that of the vehicle control. Taken together, the lack of increases in IOP and OE scores suggests that ABP-201 is well-tolerated.

The vitreous humor in the human eye is approximately 4 ml. Given the small volume of the vitreous humor, agents injected intravitreally must be able to be sufficiently concentrated so as to be injected in small enough volumes to not produce significant increases in IOP. Excessive increases in IOP resulting in ocular hypertension is associated with a variety of adverse events such as ocular inflammation, glaucoma, and retinal detachment. As such, ABP-201 formulation efforts have achieved a 100 mg/ml concentration with acceptable biophysical characteristics, especially viscosity. We believe that this concentration will allow us to administer efficacious dose levels of ABP-201 in small enough volumes to avoid toxic increases in IOP. Even so, preliminary evidence suggests that higher concentrations are achievable.

Other programs

Additional TetraBi antibody T-cell engagers

Building on the CD3-directed TetraBi antibody format of ABP-102, we are using our DiversImmune® and MultiMabTM platforms to develop a broad pipeline of immuno-oncology agents that target highly expressed antigens on a diverse range of tumor types.

ABP-110

ABP-110 is a TetraBi antibody targeting GPC3 and CD3 for the potential treatment of hepatocellular carcinoma, or HCC, the major form of liver cancer. ABP-110 is designed to bind bivalently to GPC3 on HCC cells and CD3 on cytotoxic T cells, bringing these two cell types into close proximity and triggering sustained T-cell activation and tumor cell killing. GPC3 is an onco-fetal antigen that is only expressed during fetal development and on HCC cells, making it an ideal tumor antigen target. GPC3 expression is also prognostic of poor overall survival in HCC, suggesting that ABP-110 may be most effective in the patients at highest risk and most in need of novel therapeutic interventions. Targeting this patient population may provide for a relatively rapid path to approval given the unmet medical need in HCC.

Source: Abpro internal data.

We have generated three lead candidates that have displayed potent T cell-mediated killing of GPC3-positive tumor cells. The next steps are to assess the pharmacokinetics and in vivo efficacy in preclinical GPC3-positive tumor models. We expect to initiate clinical trials for ABP-110 in the first half of 2027. According to SNS Insider, the global liver cancer therapeutics market is projected to reach $12.9 billion by 2030.

ABP-150

ABP-150 is a TetraBi antibody targeting claudin 18.2 and CD3 for the potential treatment of gastric cancers. Like our other T cell engagers, ABP-150 is designed to bind bivalently to claudin 18.2 on gastric cancer cells and to CD3 on cytotoxic T cells, leading to T cell-mediated killing of gastric tumor cells. Claudin 18.2 is exclusively expressed on gastric tissue, a tissue with a high physiological turnover rate, making it tolerant of even moderate acute toxicity without unacceptable or chronic toxic effects.

Source: Abpro internal data.

Source: Abpro internal data.

Preclinically, ABP-150 shows potent killing in in vitro T cell-mediated killing assays. In both mouse syngeneic tumor models using human CD3-transgenic mice and human tumor xenograft models using human peripheral blood mononuclear cells as a source of T cells, ABP-150 shows potent efficacy. As ABP-150 cross-reacts with mouse claudin 18.2, but not mouse CD3, we demonstrated in a human CD3-transgenic mouse toxicity model that ABP-150 is well tolerated, with little impact on body weight, appetite (food consumption) or body temperature. IL-6, a key cytokine for the initiation of cytokine release syndrome, saw little increase over vehicle (placebo) control. The next steps are to evaluate toxicity in a non-human primate model. We expect to initiate clinical trials for ABP-150 in the first half of 2027. According to Data Bridge Market Research, the global gastric cancer market is projected to reach $13.1 billion by 2029.

SARS-CoV-2 neutralizing antibody program

As of October 2023, according to data published by the Word Health Organization, the COVID pandemic has resulted in over 771 million confirmed cases and over 6 million deaths have been reported globally. While vaccination efforts have made tremendous strides in bringing the pandemic under control, vaccination is contraindicated in some individuals, such as the immunocompromised. For these patients, there are no currently available prophylactic therapies. The only therapies available are Nirmatrelvir/ritonavir, molnupiravir, and remdesivir. While these are effective therapies, their toxicities preclude them from being used as prophylactics. Monoclonal antibodies are ideal molecules to serve as prophylactic therapies as they can effectively neutralize the SARS-CoV-2 virus and have a proven safety profile and can be engineered to extend their half-lives. However, all antibody therapies and prophylactics to date have become ineffective due to SARS-CoV-2 viral mutation. In response to the global pandemic, Abpro sought to develop COVID antibodies targeting highly conserved (resistant to mutation) areas of the virus with highly potent neutralizing antibodies engineered to have extended half-lives to allow for dosing intervals of greater than six months, through collaborations with third parties in the form of in-license agreements. Several candidate molecules were evaluated through different stages of development. The most advanced molecule was developed through GMP manufacturing and evaluated in a clinical trial. However, the clinical trial was not successful. Since the health threats from the COVID pandemic have now decreased, Abpro is not planning to focus on this area at this time.

Our Collaborations

We are developing next generation antibodies both independently and in collaboration with leading global biopharmaceutical companies and non-profit and government research institutions. We in-license some of the technology that we use in the ABP-110 and ABP-201 molecules.

In-licensing agreements

We in-license rights to intellectual property relevant or potentially relevant to our development and commercialization plans in the ordinary course of business. We have in-licensed rights to certain intellectual property from the National Institutes of Health, or NIH, and from AstraZeneca (formerly Medimmune).

National Institutes of Health—ABP-110

In September 2017 we entered into a patent license agreement effective as of August 1, 2017 with the National Cancer Institute, or NCI, a division of the NIH, pursuant to which we received an exclusive, worldwide license, with the right to sublicense (subject to certain conditions), under certain patent rights to make, have made, use, have used, sell, have sold, offer to sell and import products covered by the licensed patents in the field of using certain monoclonal antibodies as monospecific or bispecific antibodies for the treatment of liver cancer. The license was amended in May 2020 and October 2023 and the field of use was narrowed to the development and commercialization of a bispecific antibody for the treatment of GPC-3 expressing liver cancer using a particular moiety for targeting GPC3 and the timeline for development and commercialization was extended. We agreed to pay NCI a $25,000 issuance fee in connection with the October 2023 amendment to the patent license agreement. Under the amended patent license agreement, we will be obligated to pay a $25,000 minimum annual royalty, creditable against any earned royalties, and to pay royalties of a single digit percentage based on net sales of licensed products. We also agreed to pay up to an aggregate of approximately $16.0 million of benchmark royalties, which are payable upon achieving certain clinical, regulatory and commercial milestones. We also agreed to pay sublicense royalties ranging from a mid-single digit percentage to a low-double digit percentage based on the fair value of the consideration we receive from any sublicensees. The royalty term expires on a licensed patent-to-licensed patent and country-by-country basis upon the earlier of (i) the date an application in the licensed patents has been abandoned, (ii) the date a licensed patent expires or (iii) the date a licensed patent has been held invalid or unenforceable by a court of competent jurisdiction or administrative agency. Unless earlier terminated, our agreement with NCI will expire upon expiration of all licensed patent rights. NCI may terminate our agreement upon the occurrence of specified bankruptcy events for us or if we are in material default or breach of the agreement and do not cure within a specified notice and cure period. NCI may terminate the agreement if necessary to meet the public use requirement specified by federal regulations and we are not reasonably satisfying such requirements. We may also terminate the agreement as to any licenses in any country or territory upon 60 days written notice. Upon expiration or termination of the agreement, we are required to return to NCI or destroy all licensed products and other materials in the licensed patents.

Our license is subject to the reserved rights of NCI and the U.S. government. Additionally, all licensed products used or sold in the United States are required to be manufactured substantially within the United States.

AstraZeneca

In August 2016, we entered into a collaboration and license agreement through our majority-owned subsidiary, AbMed Corporation, or AbMed, and MedImmune (now AstraZeneca), pursuant to which MedImmune granted AbMed an exclusive, worldwide, royalty-bearing, sublicensable (subject to certain conditions) license under specified patent rights and know-how to make, use, sell certain of its proprietary ANG-2/VEGF-H1RK bispecific antibodies. We hold 82% of the capital stock of AbMed, and MedImmune (now AstraZeneca) holds the remainder. We are responsible for the operational activities of AbMed, and bear all costs necessary to operate AbMed. Our chief executive officer, Ian Chan, is also the chief executive officer of AbMed and oversees the business strategy and operations of AbMed.

Under the agreement, AbMed agreed to pay milestone and royalty payments, including up to $244.0 million in milestone payments, which are comprised of $14.0 million upon meeting certain clinical development milestones, $80.0 million upon achieving certain regulatory events and $150.0 million upon meeting certain worldwide commercial sales thresholds; and tiered high-single digit to low teens percentage royalties based on annualized net sales of each product commercialized from our collaboration on a country-by-country basis.

Unless earlier terminated in accordance with its terms, the agreement with AbMed and AstraZeneca remains in effect on a country-by-country basis until the later of (i) the expiration of patent claims that cover the licensed product in a country, (ii) 10 years after the first commercial sale of a licensed product in a country, and (iii) the expiration of regulatory exclusivity for a licensed product in a country. AbMed could be required to redeem AstraZeneca’s equity stake in certain circumstances. We are in breach of the terms of our license agreement with AstraZeneca. See “Risk Factors — Risks Relating to Abpro’s Business and Industry — Through our AbMed subsidiary, we have in-licensed certain intellectual property rights relating to ABP-201 from MedImmune Limited, or MedImmune (now AstraZeneca), and are in breach of the terms of our license agreement with MedImmune/AstraZeneca.” AstraZeneca may terminate our agreement on the basis of this breach, or upon the occurrence of specified bankruptcy events for us or if we are in material default or breach of the agreement and do not cure within a specified notice and cure period. We may also terminate the agreement upon 90 days written notice.

In November 2016, we entered into an amendment to this agreement pursuant to which Medimmune granted us a non-exclusive sublicense to certain additional intellectual property rights held by Medimmune under an agreement with EMD Millipore Corporation and the know-how included under the agreement was amended. In August 2017, we entered into a side letter with MedImmune to clarify our agreement regarding the timing of our required contribution to AbMed and the issuance of MedImmune’s equity stake. The agreement was further amended in November 2017, March 2018 and December 2019 to modify the dates for the achievement of certain development and commercialization milestones and AbMed agreed to use commercially reasonable efforts to reach these development and commercialization milestones within specified timeframes.

Partnerships

Celltrion

ABP-102 is being developed and commercialized through a worldwide strategic partnership with Celltrion Inc. (“Celltrion”) (KRX:068270), a leading Korean biopharmaceutical company headquartered in Incheon, South Korea, under a Collaboration Agreement entered into in September 2022 and amended in October 2024. We received an initial milestone payment of $2.0 million from Celltrion in connection with this agreement. We also received an equity investment in our Series F preferred stock of $2.0 million from Celltrion.

We agreed to form a joint steering committee to oversee the collaboration that includes representatives from both our company and Celltrion. Celltrion agreed to use commercially reasonable efforts to develop and commercialize a licensed product, including the achievement of certain milestones by certain dates.

Under the Collaboration Agreement, our company is responsible for certain in vitro pre-clinical work, and Celltrion is responsible for in vivo preclinical work, CMC, clinical development and commercialization on a worldwide basis. All costs and expenses for future development and commercialization of the molecule are required to be paid initially by Celltrion. The proceeds from commercialization are subject to a 50/50 profit split. Amounts that may be paid by third party collaborators, for example upfronts, milestones and/or royalty payments from territorial commercialization partners, are also subject to a 50/50 split. Following commercial approval of ABP-102, we have agreed to reimburse Celltrion 250% of its direct and certain indirect costs and expenses incurred through first commercial sale. Celltrion is entitled to offset amounts otherwise due to us under the agreement until our share of these costs has been paid back; provided that we are entitled to a minimum 25% of profit from commercial sales and from third party collaborators regardless of the amount of unreimbursed development costs outstanding (and then 50% once the reimbursement has been made in full). In addition, we are entitled to up to over $1.75 billion in development and sales milestones. We are responsible for world-wide patent prosecution, with Celltrion reimbursing 50% of our out-of-pocket costs.

Unless earlier terminated, our agreement with Celltrion will remain in effect so long as ABP-102 is being developed or commercialized anywhere in the world. Either party may terminate our agreement upon the occurrence of specified bankruptcy events relating to the other party. We may terminate the agreement if Celltrion is in material default or breach of the agreement and does not cure within a specified notice and cure period. Celltrion may also terminate the agreement upon 180 days written notice.

Abpro Bio

ABP-201 is being developed and commercialized through a territorial partnership with Abpro Bio International, Inc. (“Abpro Bio”), a subsidiary of Abpro Bio Co. Ltd (KOSDAQ:195990), a company formerly named Ugint Co Ltd. with diversified holdings in precision machine tools, equipment and biotechnology headquartered in Daegu, South Korea granting Abpro Bio exclusive development and commercialization rights under a Collaboration and License agreement entered into in January 2020, in the People’s Republic of China, Japan, South Korea, Southeast Asia (which for the purposes hereof means Philippines, Indonesia, Taiwan, Pakistan, India, Vietnam, Laos, Cambodia, Thailand, Myanmar and West Malaysia), the Middle East (which for the purposes hereof means Bahrain, Cyprus, Egypt, Iraq, Israel, Jordan, Kuwait, Lebanon, Northern Cyprus, Oman, Palestine, Qatar, Saudi Arabia, Syria, Turkey, United Arab Emirates and Yemen), and the Commonwealth of Independent States (CIS) (which for the purposes hereof means Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan).

Our company, through our majority owned subsidiary, AbMed Corporation received an equity investment of $30 million from Abpro Bio in connection with this agreement. Under the Collaboration and License Agreement, we granted Abpro Bio an exclusive, royalty-bearing sublicenseable (subject to certain restrictions) license under specified patent rights and know-how to make, use, sell certain proprietary ANG-2/VEGF-H1RK bispecific antibodies in China, Japan, South Korea and certain other countries in South East Asia, the Middle East and the Commonwealth of Independent States (CIS).

We agreed to form a joint steering committee to oversee the collaboration that includes representatives from both AbMed Corporation and Abpro Bio. Abpro Bio agreed to use commercially reasonable efforts to develop and commercialize a licensed product, including the achievement of certain milestones by certain dates. Under the agreement, Abpro Bio agreed to pay us a double-digit percentage royalty in the low teens, tiered based on cumulative net sales by Abpro Bio, its affiliates or sublicensees beginning with the first commercial sale of a licensed product in its territory. We are also entitled to payments totaling approximately $540 million subject to the satisfaction of certain development and sales milestones. We are responsible for patent prosecution and Abpro Bio has agreed to reimburse us for patent costs in its licensed territory. Unless earlier terminated in accordance with its terms, the agreement with Abpro Bio remains in effect on a country-by-country basis until the later of (i) the expiration of patent claims that cover the licensed product in a country, (ii) 10 years after the first commercial sale of a licensed product in a country, and (iii) the expiration of regulatory exclusivity for a licensed product in a country. We may terminate the agreement upon the occurrence of specified bankruptcy events relating to Abpro Bio or if Abpro Bio is in material default or breach of the agreement and does not cure within a specified notice and cure period. Abpro Bio may also terminate the agreement upon 90 days written notice.

NJCTTQ

We entered into a collaboration agreement in January 2019 with NJCTTQ, a pharmaceutical company specializing in research and development, production and commercialization of drugs for cardiovascular diseases, tumors, perioperative care, gastrointestinal disorders and urologic diseases headquartered in Nanjing, China.

We agreed to form a joint steering committee to oversee the collaboration that includes representatives from both our company and NJCTTQ. NJCTTQ paid a technology access fee to us and agreed to reimburse our preclinical research and development costs for the selected program up to CMC stage. Under the agreement, CMC development costs and GLP toxicology costs are shared equally, with each party thereafter being responsible for its own development and commercialization costs in its territory, with the NJCTTQ territory being China and Thailand and our company retaining rights to the rest of the world. The parties agreed to pay reciprocal royalties, with each of them paying the other party low single-digit royalties, tiered based on net sales per calendar year in its territory. In addition, NJCTTQ agreed to pay us milestones based on commercial approval and sales in its territory of up to $405 million and we agreed to pay NJCTTQ a milestone based on commercial approval in our territory of $5 million. ABP-150 is being developed under this agreement.

Unless earlier terminated in accordance with its terms, the initial term of this agreement is five years from its effective date, with automatic renewals for an additional five years unless objected to in writing by a party at least six months prior to expiration of the initial term. If no joint development program gets to clinical stage within the first five years of the collaboration, then the agreement by its terms will not be renewed after expiration. Either party has the right to terminate in the case of material default or breach of the agreement by the other party not cured within a specified period, in which case the parties’ rights and obligations under the agreement are terminated, except for rights accrued prior to termination and customary survival clauses. If the agreement is terminated other than for cause, the territorial rights and payment obligations of each party relating to the development and commercialization of a licensed product in its territory survive such termination.

The agreement remains unrenewed at this time after the expiration of its initial term. However, notwithstanding the agreement’s expiration, the low single-digit royalties and the $5 million milestone payable to NJCTTQ based on commercial approval in our territory, as described above, will continue to apply.

Manufacturing

We produce small-scale quantities of our antibodies and reagents for characterization, in vitro and in vivo preclinical assessment of product candidates at our Woburn, Massachusetts research and development facilities. We do not have, and we do not currently plan to acquire or develop, the infrastructure, facilities or capabilities to manufacture current Good Manufacturing Practices, or cGMP, bulk drug substance or filled drug product for use in human clinical trials. We intend to utilize third-party manufacturers such as contract manufacturing organizations, or CMOs, to produce, test and release cGMP bulk drug substance and drug product for our planned clinical trials. We expect to continue to rely on such third parties to manufacture clinical trial material for the foreseeable future.

Competition

The biotechnology and biopharmaceutical industries, and the immuno-oncology and ophthalmology subsectors, are characterized by rapid evolution of technologies, fierce competition and strong defense of intellectual property. Any product candidates that we successfully develop and commercialize will have to compete with existing therapies and new therapies that may become available in the future. While we believe that our proprietary DiversImmune® and MultiMabTM platforms, along with our scientific expertise in the field of biologics and immuno-oncology, provide us with competitive advantages, a wide variety of institutions, including large biopharmaceutical companies, specialty biotechnology companies, academic research departments and public and private research institutions, are actively developing potentially competitive products and technologies. Our competitors generally fall within the following categories:

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Antibody developers. Such as Adimab Inc., AnaptysBio, Inc., Bristol-Myers Squibb Company, Glenmark Pharmaceuticals, Inc., Jounce Therapeutics, Inc., MorphoSys AG, Precigen, Inc. and Regeneron Pharmaceuticals, Inc.

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Immune-based treatments for cancer, such as CAR T and TCR therapies. Such as Bellicum Pharmaceuticals, Inc., Bluebird bio, Inc., Bristol-Myers Squibb Company, Cellectis S.A., Gilead Sciences, Inc., Novartis AG, Precigen, Inc., AstraZeneca and Genentech, Inc. (a member of the Roche Group, or Genentech/Roche).

•	Treatments for Ophthalmology related indications. Such as Allergan plc, Genentech/Roche, Novartis International AG, and Regeneron Pharmaceuticals, Inc.

Many of our competitors, either alone or with strategic partners, have substantially greater financial, technical and human resources than we do. Accordingly, our competitors may be more successful than us in obtaining approval for treatments and achieving widespread market acceptance, rendering our treatments obsolete or non-competitive.

Accelerated merger and acquisition activity in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These companies also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical study sites and patient registration for clinical studies and acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our commercial opportunity could be substantially limited in the event that our competitors develop and commercialize products that are more effective, safer, less toxic, more convenient or less expensive than our comparable products. Competitors may also obtain regulatory approvals before us, resulting in our competitors building a strong market position in advance of our products’ entry, if any. We believe the factors determining the success of our product pipeline will be the efficacy, safety and convenience of our product candidates.

Intellectual Property

Our commercial success will depend significantly on our and our licensors’ ability to obtain and maintain patent and other proprietary protection for our product candidates and the other technology, inventions and improvements we consider important to our business, defend any patents we obtain or in-license, preserve the confidentiality of our trade secrets and operate without infringing the patents and proprietary rights of third parties. Our policy is to seek to protect our proprietary and intellectual property position by, among other methods, filing and in-licensing U.S., international (under Patent Cooperation Treaty, or PCT) and foreign patent applications related to our product candidates and other proprietary technology, inventions and improvements that we consider are important to the development and implementation of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

ABP-102

As of December 31, 2023, we own two patent families that cover compositions of matter, methods of use, and methods of manufacture for our ABP-102 product candidate, a bispecific HER2 and CD3 binding antibody. The first and second families each consist of one pending international Patent Cooperation Treaty (“PCT”) patent application. Any patents resulting from these applications would be expected to expire in 2042, excluding any patent term adjustments and/or extensions.

ABP-110

As of December 31, 2023, we have licensed one patent family from the US Department of Health and Human Services that covers compositions of matter, methods of use, and methods of manufacture related to our ABP-110 product candidate, a tetravalent bispecific glypican-3 (GPC3) and CD3 binding antibody. This family includes one issued patent in the United States and issued patents in China, Japan, South Korea, and Singapore. The patents in this family are expected to expire in 2033, excluding any patent term adjustments and/or extensions.

ABP-150

As of December 31, 2023, we own one patent family that covers compositions of matter, methods of use, and methods of manufacture for our ABP-150 product candidate, a bispecific Claudin18.2 and CD3 binding antibody. This family includes applications that are currently pending in the United States, China, Europe, Japan, South Korea, and Thailand. The patents in this family are expected to expire in 2041, excluding any patent term adjustments and/or extensions.

ABP-201

As of December 31, 2023, we own one patent family that covers compositions of matter, methods of use, and methods of manufacture for our ABP-201 product candidate, which binds to both angiopoietin-2, or ANG-2, and vascular endothelial growth factor, or VEGF. This family includes a pending international PCT application and pending applications in the United States, China, Europe, Japan, and South Korea. Any patents resulting from that application would be expected to expire in 2042, excluding any patent term adjustments and/or extensions.

Through our majority-owned subsidiary AbMed Corporation, we have also exclusively licensed from MedImmune/AstraZeneca certain intellectual property originally entered in connection with ABP-200, which we are no longer developing. As of December 31, 2023, we have licensed three patent families from MedImmune/AstraZeneca comprised of pending and/or issued U.S. and foreign patents and applications. The patents in these families are not expected to cover ABP-201 and/or are expected to expire before commercialization of ABP-201, excluding any patent term adjustments and/or extensions. We believe that we do not need the intellectual property licensed under this agreement for the development and eventual commercialization of ABP-201 or any of our other programs.

As of December 31, 2023, one of these licensed patent families includes three issued U.S. patents, and issued patents in Australia, Brazil, China, Hong Kong, Japan, Mexico, Russia, South Korea, as well as pending applications in Europe and India. The patents in this family are expected to expire in 2025, excluding any patent term adjustments and/or extensions.

As of December 31, 2023, the second family of these licensed patent families includes two issued patents in the United States and issued patents in Australia, China, Japan, and South Korea, as well as pending applications in Canada, Europe, Hong Kong, and Israel. Any patents resulting from that application would be expected to expire in 2037, excluding any patent term adjustments and/or extensions.

As of December 31, 2023, the third family of these licensed patents includes two issued patents in the United States, and issued patents in Australia, China, Europe, Hong Kong, Japan, and South Korea, as well as pending applications in Australia, Canada, Europe, Hong Kong, and Israel. Any patents resulting from that application would be expected to expire in 2037, excluding any patent term adjustments and/or extensions.

Regulatory framework

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed co-owned patent. The term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following the FDA approval. Additionally, only one patent may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. In the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical studies for each product and other factors. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustments to the terms of any of our patents. The FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. An extension may also not be granted because of, for example, a failure to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to the expiration of relevant patents, or otherwise failing to satisfy applicable requirements. The actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent. In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, by executing confidentiality agreements with our collaborators and scientific advisors, and non-competition, non-solicitation, confidentiality and invention assignment agreements with our employees and consultants. We also have or intend to implement executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. These confidentiality agreements are designed to protect our proprietary information and, in the case of invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. However, these agreements may be breached, and we may not have adequate remedies for any breach, with a third party. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for use, disputes may arise as to the rights in related or resulting know-how and inventions.

We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. To the extent that our employees, contractors, consultants, collaborators, and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information regarding the risks related to our intellectual property, proprietary technology, inventions, improvements, platforms and product candidates, please see the section entitled “Risk Factors — Risks Related to Intellectual Property.”

Government regulation and product approval

Governmental authorities in the United States, at the federal, state, and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing, and export and import of products such as those we are developing. Our therapeutic product candidates must be approved by the FDA through the Biologics License Application, or BLA, process before they may be legally marketed in the United States and will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Government regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and, in the case of therapeutic biologics, the Public Health Service Act, or PHSA, and implementing regulations of each. Failure to comply with the applicable U.S. requirements at any time during the product development or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:

•	refusal to approve pending applications;

•	withdrawal of an approval;

•	imposition of a clinical hold;

•	warning or untitled letters;

•	seizures or administrative detention of product;

•	total or partial suspension of production or distribution; or

•	injunctions, fines, disgorgement, or civil or criminal penalties.

BLA approval process

The process required by the FDA before a therapeutic biologic may be marketed in the United States generally involves the following:

•	completion of nonclinical laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practices, or GLPs, and other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin, and applicable institutional review boards (IRBs)/ ethics committee approvals;

•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCPs, to establish the safety and efficacy of the product candidate for its intended use;

•	submission to the FDA of a BLA;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product candidate is produced to assess readiness for commercial manufacturing and conformance to the manufacturing-related elements of the application, to conduct a data integrity audit, and to assess compliance with cGMPs to assure that the facilities, methods, and controls are adequate to preserve the product candidate’s identity, strength, quality, and purity;

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satisfactory completion of an FDA inspection at selected clinical research sites, the contract research organization if the monitoring of the study was outsourced, and/or inspection of the Sponsor organization to assess GCP compliance may also be required and;

•	FDA review and approval of the BLA.

Once a biopharmaceutical candidate is identified for development, it enters the preclinical or nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some nonclinical testing may continue even after the IND is submitted. In addition to including the results of the nonclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria, and the safety and effectiveness criteria to be evaluated. Each protocol, and any subsequent material amendment to the protocol, must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must report to the FDA serious and unexpected suspected adverse reactions in a timely manner, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product candidate. An IRB at each institution participating in the clinical trial must review and approve the protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the informed consent form that must be provided to each research subject or the subject’s legal representative, monitor the study until completed and otherwise comply with IRB regulations. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined.

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Phase 1—The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, and elimination. In the case of some therapeutic candidates for severe or life-threatening diseases, such as cancer, especially when the product candidate may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2—Clinical trials are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3—Clinical trials are undertaken to further evaluate dosage, clinical efficacy, and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling.

A pivotal study is a clinical study that adequately meets regulatory agency requirements for the evaluation of a product candidate’s efficacy and safety such that it can be used to justify the approval of the product. Generally, pivotal studies are also Phase 3 studies but may be Phase 2 studies if the trial design provides a reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need. Human clinical trials are inherently uncertain, and Phase 1, Phase 2, and Phase 3 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

During the development of a new product candidate, sponsors are given opportunities to meet with the FDA at certain points; specifically, prior to the submission of an IND, at the end of Phase 2 and before a BLA or New Drug Application, or NDA, is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development.

Post-approval trials, sometimes referred to as “Phase 4” clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, FDA may mandate the performance of such “Phase 4” clinical trials.

Concurrent with clinical trials, sponsors usually complete additional animal safety studies, develop additional information about the chemistry and physical characteristics of the product candidate, and finalize a process for manufacturing commercial quantities of the product candidate in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and the manufacturer must develop methods for testing the quality, purity, and potency of the product candidate. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other criteria, the sponsor must develop methods for testing the identity, strength, quality, potency, and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its proposed shelf-life.

The results of product development, nonclinical studies, and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling, and other relevant information are submitted to the FDA as part of a BLA requesting approval to market the product. Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for products and an annual establishment fee on facilities used to manufacture prescription biological or drug products. Fee waivers or reductions are available in certain circumstances, such as where a waiver is necessary to protect the public health, where the fee would present a significant barrier to innovation, or where the applicant is a small business submitting its first human therapeutic application for review.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to accept for filing any BLA that it deems incomplete or not properly reviewable at the time of submission, and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile and whether the product is being manufactured in accordance with cGMP. The FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation, and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

During the product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, plan is necessary to assure the safe use of the product. If the FDA concludes a REMS plan is needed, the sponsor of the BLA must submit a proposed REMS plan. The FDA will not approve a BLA without a REMS plan, if required. The FDA has authority to require a REMS plan to ensure that the benefits of a drug or therapeutic biologic outweigh the risks. Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money, and effort in the areas of training, record keeping, production, and quality control. Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval.

Post-approval requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product candidate reaches the market. Later discovery of previously unknown problems with a product candidate may result in restrictions on the product candidate or even complete withdrawal of the product candidate from the market. After approval, some types of changes to the approved product candidate, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may under some circumstances require testing and surveillance programs to monitor the effect of approved therapeutic candidates that have been commercialized, and the FDA under some circumstances has the power to prevent or limit further marketing of a product candidate based on the results of these post-marketing programs.

Any therapeutic candidates manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

•	record-keeping requirements;

•	reporting of adverse experiences with the product candidate;

•	providing the FDA with updated safety and efficacy information;

•	product sampling and distribution requirements;

•	notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and

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complying with FDA promotion and advertising requirements, which include, among other things, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved labeling, limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet.

Therapeutic manufacturers and other entities involved in the manufacture and distribution of approved therapeutic products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMPs and other laws. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive, and record-keeping requirements. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require FDA approval before being implemented. FDA regulations would also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use if our product candidates are approved. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The Orphan Drug Act

Under the Orphan Drug Act, the FDA may grant Orphan Drug Designation to drugs intended to treat a rare disease or condition — generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan Drug Designation must be requested before submitting a BLA. After the FDA grants Orphan Drug Designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan Drug Designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first BLA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA Orphan Drug Designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of Orphan Drug Designation are tax credits for certain research and a waiver of the BLA application user fee.

New legislation and regulations

From time to time, legislation is drafted, introduced, and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing, and marketing of products regulated by the

FDA. In addition to new legislation, FDA regulations, guidance documents, and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further new legislation will be enacted or FDA regulations, guidance documents, policies, or interpretations changed or what the effect of such changes, if any, may be.

Review and approval of drug products outside the United States

In order to market any drug product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales, and distribution of drug products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Pharmaceutical coverage, pricing and reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product candidate could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs also has become a priority of federal, state and foreign governments and other third-party payors, and the prices of drugs have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the United States, ensuring adequate coverage and payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require a clinical trial that compares the cost effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

Healthcare law and regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors, and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching physicians, patient privacy laws and regulations, and other healthcare laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, a person or entity from knowingly and willfully soliciting, offering, paying, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, arrange for or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, by a federal healthcare program such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violation of the federal Anti-Kickback Statue carries criminal penalties and fines as well as administrative sanctions under the Civil Money Penalties Law. In addition, a violation of the Anti-Kickback Statute can form the basis for a violation of the federal False Claims Act;

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federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit an individual or entity from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious, or fraudulent or knowingly making, using, or causing to made or used a false record or statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willingly falsifying, concealing, or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

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the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing, or covering up a material fact, or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services;

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the federal transparency requirements known as the federal Physician Payments Sunshine Act, created by the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the ACA, which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

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analogous local, state, and foreign laws and regulations, such as state anti-kickback and false claims laws that may apply to healthcare items or services that are reimbursed by third-party payors, including private insurers; local, state, and foreign transparency laws that require manufacturers to report information related to payments and transfers of value to other health care providers and health care entities, or marketing expenditures; state laws that require pharmaceutical companies to register certain employees engaged in marketing activities in the locale and comply with the pharmaceutical industry’s voluntary compliance guidelines or relevant compliance guidance promulgated by the federal government; and state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

If our operations are found to be in violation of any such requirements, we may be subject to sanctions, including criminal fines, significant civil monetary penalties, individual imprisonment, disgorgement, contractual damages, reputational harm, exclusion from participation in government healthcare programs, integrity obligations, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private qui tam actions brought by individual whistleblowers in the name of the government, refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

Healthcare reform

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the ACA was enacted, which, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% as of January 1, 2019 and further revised, effective January 1, 2025 under the IRA), point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research. Effective January 1, 2025, certain provisions of the Inflation Reduction Act of 2022 will reduce Medicare Part D beneficiaries’ annual out-of-pocket maximum from $7,050 to $2,000, thereby effectively eliminating the coverage gap.

Since its enactment, there have been numerous judicial, administrative, executive and legislative challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted:

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In August 2011, the Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress, including a reduction of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, this will remain in effect through 2030 unless additional Congressional action is taken.

•	The U.S. American Taxpayer Relief Act of 2012 was signed into law in 2013, which among other things, further reduced Medicare payments to several types of providers.

•

On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

•

The Further Consolidated Appropriations Act, signed into law in 2019, repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instituted in the future.

There has been increasing legislative and enforcement interest in the United States with respect to product pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of therapies under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. The HHS has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. It is unclear what effect such legislative and enforcement interest may have on our product candidates.

Further, on December 13, 2016, President Obama signed the 21st Century Cures Act, or Cures Act, into law. Among other provisions, the Cures Act reauthorized the existing priority review voucher program for certain drugs intended to treat rare pediatric diseases until 2020; created a new priority review voucher program for drug applications determined to be material national security threat medical countermeasure applications; revised the FDCA to streamline review of combination product applications; required the FDA to evaluate the potential use of “real world evidence” to help support approval of new indications for approved drugs; provided a new “limited population” approval pathway for antibiotic and antifungal drugs intended to treat serious or life-threatening infections; and authorized the FDA to designate a drug as a “regenerative advanced therapy,” thereby making it eligible for certain expedited review and approval designations.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product, which could have an adverse effect on customers for our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels in the U.S. directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop products. If we, or any third parties we may engage, are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our current or any future product candidates we may develop may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Employees

As of October 1, 2024, we have 15 full-time employees and one part-time employee; 12 of whom are primarily engaged in research and development activities and 6 of whom have an M.D. or Ph.D. degree. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

Facilities

We occupy approximately 13,974 square feet of office and laboratory space in Woburn, Massachusetts, under a lease that expires on September 30, 2025, which we use for our corporate headquarters as well as certain of our research and development activities. We occupy approximately 2,800 square feet of office and laboratory space in Burlington, Massachusetts, under a lease that expires on April 30, 2025, which we use primarily for research and development activities.

Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising from the ordinary course of business. Our management believes that there are currently no claims or actions pending against us, the ultimate disposition of which would have a material adverse effect on our results of operations, financial condition or cash flows.

In January 2023, we entered into a settlement agreement with Parexel International (IRL) Limited relating to payment obligations arising out of a clinical trial performed by Parexel, which was co-financed by our company and Mabwell (Shanghai) Bioscience Co., Ltd. (SHA: 688062), a biopharmaceutical company headquartered in Shanghai, China (“Mabwell”). Our company made some but not all installment payments due under the settlement agreement and Parexel filed a complaint in Superior Court in Middlesex County, Massachusetts in April 2023. Parexel subsequently amended the complaint twice and filed a motion for default judgment in September 2023 seeking contractual damages of approximately $640,000 plus additional damages under Massachusetts Chapter 93A for deceptive business practices. A hearing on the motion was held on January 9, 2024. The court asked for additional submissions by January 16, 2024 and indicated that a ruling would follow thereafter. On January 26, 2024, the court entered a judgment in the case awarding Parexel a total of approximately $700,000 and rejecting Parexel’s claim under Chapter 93A.

In March 2017, we entered into an Exclusive License Agreement with Memorial Sloan Kettering Cancer Center (“MSK”), which was subsequently amended by Amendment No. 1 to Exclusive License Agreement dated March 31, 2017, Amendment No. 2 to Exclusive License Agreement dated March 31, 2018, and Amendment

No. 3 to Exclusive License Agreement dated December 31, 2019 (collectively, the “Exclusive MSK License Agreement”). In June 2023, we received a notice of breach from MSK followed by a notice of termination in September 2023, pursuant to which MSK demanded payments totaling at least $1,060,404.91 in principal and $169,173.45 in interest. We do not dispute the payment obligations under the Exclusive MSK License Agreement and have not made the payment to preserve cash. As of October 2024, we are working to finalize a settlement agreement including a cash component significantly less than the face amount of the obligation.

On August 12, 2024, our landlord filed a Summary Process (Eviction) Summons and Complaint with the District Court in Woburn, Massachusetts relating to our Cummings Park premises. We are working through a resolution with the landlord in relation to a settlement on late payments on our rent. A hearing has been scheduled for October 10, 2024.

We are unable to predict the ultimate outcome of these matters, the timing of any final decisions of various agencies or courts, or the impact on our results of operations, financial condition or cash flows.

ABPRO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity, and cash flows of our company as of and for the periods presented below. The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and other financial information included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the section of this proxy statement/prospectus entitled “Information About Abpro” and the unaudited pro forma condensed combined financial information in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The discussion contains forward- looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results and timing of selected events could differ materially from those discussed or implied by the forward-looking statements as a result of various factors, including those discussed below and detailed elsewhere in this proxy statement/prospectus, particularly in the sections entitled “Risk Factors” and “Forward-Looking Statements; Summary Risk Factors; Market, Ranking and Other Industry Data.”

Unless otherwise indicated or the context otherwise requires, references in this section to “Abpro,” “we,” “us,” “our,” “the Company,” and other similar terms refer to Abpro Corporation and its subsidiaries prior to the Business Combination and to the Company and its consolidated subsidiaries after giving effect to the Business Combination.

Overview

We are a biotechnology company dedicated to developing next-generation antibody therapeutics with the goal of improving the lives of patients with severe and life-threatening diseases. We are focused on novel antibody constructs for immuno-oncology and ophthalmology. By leveraging our proprietary DiversImmune® and MultiMabTM antibody discovery and engineering platforms, we are developing a pipeline of antibodies, both independently and through collaborations with global pharmaceutical and research institutions.

Our two lead product candidates, ABP-102 and ABP-201, feature our next generation tetravalent antibody format, or TetraBi antibody format, which binds to two different targets with two distinct binding sites per target. ABP-102 is designed to redirect a patient’s immune system to fight cancer by engaging T cells through co-targeting human epidermal growth factor receptor 2, or HER2, and cluster of differentiation 3, or CD3, T-cell co-receptor. We plan initially to develop ABP-102 for difficult to treat HER2+ solid tumors, focusing on orphan indications. ABP-201 is designed to block blood vessel formation and normalize damaged vessels through co-targeting vascular endothelial growth factor, or VEGF, and angiopoietin-2, or ANG-2. We plan to develop ABP-201 to treat vascular disease of the eye, focusing on wet age-related macular degeneration (Wet AMD). We intend to follow these two lead product candidates with a broad pipeline of CD3-targeting T-cell engagers based on the differentiated format of ABP-102. We expect to initiate clinical trials for ABP-102 and ABP-201 in 2026.

Impact of Macroeconomic Events

Economic uncertainty in various global markets caused by political instability and conflicts, such as the ongoing conflicts in the Ukraine, and Israel, and economic challenges have led to market disruptions, including significant volatility in commodity prices, credit and capital market instability and supply chain interruptions, which have caused record inflation globally. Our business, financial condition, and results of operations could be materially and adversely affected by further negative impacts on the global economy and capital markets resulting from these global economic conditions, particularly if such conditions are prolonged or worsen. Although, to date, our results of operations has not been materially impacted by these global economic and geopolitical conditions, it is impossible to predict the extent to which our operations may be impacted in the short and long term. The extent and duration of these market disruptions, whether as a result of the military conflict between Russia and Ukraine, the effects of the Russian sanctions, the conflict between Israel and Hamas, geopolitical tensions, record inflation, or otherwise, are impossible to predict. Any such disruptions may also magnify the impact of other risks described or incorporated by reference in this proxy filing.

Results of Operations

Results of Operations for the Six Months Ended June 30, 2024 and 2023

The following is a comparative discussion of our results of operations for the six months ended June 30, 2024 and 2023 (in thousands):

	For the Six Months Ended June 30,
	2024	2023	Change	%
Revenue:

Collaboration revenue	$—	$35	$(35)	-100%
Royalty	—	15	(15)	-100%

Total revenue	—	50	(50)	-100%

Operating expenses:
Research and development	1,827	2,414	(587)	-24%
General and administrative	3,392	3,099	293	9%

Total operating expenses	5,219	5,513	(294)	-5%

Loss from Operations	(5,219)	(5,463)	244	-4%
Other income, net	3,415	40	3,375	8438%

Net loss	$(1,804)	$(5,423)	$3,619	-67%

Revenue

We did not generate any material revenue during the six months ended June 30, 2024 and 2023. Our ability to generate product revenues in the future will depend almost entirely on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize a drug candidate, or enter into collaborations that provide for payments to us.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of salaries, payroll taxes, employee benefits and stock-based compensation for those individuals involved in research and development efforts, as well as consulting expenses, third-party research and development expenses, laboratory supplies and clinical materials. The following tables summarize our research and development expenses by product candidate and program for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
Research and development expenses	2024	2023
ABP-110	$66	$185
ABP-102	548	198
ABP-150	10	179
ABP-201	27	135
ABP-100	—	133
SARS-CoV-2 neutralizing antibody program	—	684
Unallocated research and development expenses	1,176	900

Total	$1,827	$2,414

Unallocated research and development expenses include engineering platform-related expenses that are not allocable to a specific product candidate or program, as well as stock-based compensation, other employee- related expenses that are not related to a specific product candidate or program, and facilities and depreciation expenses.

Research and development expenses decreased by $0.6 million for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 primarily due to the decrease in expenses associated with the SARS-CoV-2 neutralizing antibody program, partially offset by an increase in expenses associated with the development of ABP-102. The decrease in expenses was a result of the Company’s reduction in research and development activities.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits to our personnel, including the costs related to our management services agreements, directors, and senior advisors; professional service fees, including accounting and legal services and other consulting services. General and administrative expenses increased by $0.3 million for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 primarily due to the addition of the accounting personnel.

Other Income, Net

Other income, net increased to $3.4 million in income for the six months ended June 30, 2024 from $40 thousand in income for the six months ended June 30, 2023. This change is primarily due to the reversal of the approximately $3.5 million liability to one of the Company’s research and development providers as this provider informed the Company they will not be pursuing collection on this liability. See Note 2, Summary of Significant Accounting Policies of the Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2024 and 2023 for further details.

Results of Operations for the Years Ended December 31, 2023 and 2022

The following is a comparative discussion of our results of operations for the years ended December 31, 2023 and 2022 (in thousands):

	For the Years Ended December 31,
	2023	2022	Change	%
Revenue:
Collaboration revenue	$99	$1,999	$(1,900)	-95%
Royalty	23	30	(7)	-23%

Total revenue	122	2,029	(1,907)	-94%
Operating expenses:
Research and development	4,266	9,754	(5,488)	-56%
General and administrative	7,602	8,960	(1,358)	-15%

Total operating expenses	11,868	18,714	(6,846)	-37%

Loss from Operations	(11,746)	(16,685)	4,939	-30%
Other income (expense), net	40	(200)	240	-120%

Income tax expense	—	(330)	330	-100%

Net loss	$(11,706)	$(17,215)	$5,509	-32%

Revenue

The collaboration revenue decreased during the year ended December 31, 2023 compared to the prior period by $1.9 million. This decrease was primarily driven by the revenue of $1.9 million recognized under the collaboration agreement with Celltrion related to ABP-102 in 2022. We did not generate any material revenue during the year ended December 31, 2023. Our ability to generate product revenues in the future will depend almost entirely on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize a drug candidate, or enter into collaborations that provide for payments to us.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of salaries, payroll taxes, employee benefits and stock- based compensation for those individuals involved in research and development efforts, as well as consulting expenses, third-party research and development expenses, laboratory supplies and clinical materials. The following tables summarize our research and development expenses by product candidate and program for the years ended December 31, 2023 and 2022:

	For the Years Ended December 31,
Research and development expenses	2023	2022
ABP-110	$344	$461
ABP-102	311	790
ABP-150	283	366
ABP-201	217	419
ABP-100	137	1,016
SARS-CoV-2 neutralizing antibody program	1,066	5,593
Unallocated research and development expenses	1,908	1,109

Total	$4,266	$9,754

Unallocated research and development expenses include engineering platform-related expenses that are not allocable to a specific product candidate or program, as well as stock-based compensation, other employee- related expenses that are not related to a specific product candidate or program, and facilities and depreciation expenses.

Research and development expenses decreased by $5.5 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

•	A decrease of $4.5 million in expenses associated with the research programs for the development of SARS-CoV-2 neutralizing antibodies responsible for COVID

•

A decrease of $0.8 million in milestone payments. In 2022 the Company made payments under the exclusive license agreement with Memorial Sloan Kettering Cancer Center (“MSK”) for the research and development of ABP-100. The MSK License Agreement was terminated in September 2023.

In response to the global pandemic, Abpro prioritized the development of therapeutic COVID-neutralizing antibodies through an internal discovery program and through collaborations with third parties in the form of in- license agreements. Several candidate molecules were evaluated through different stages of development. The most advanced molecule was developed through GMP manufacturing and evaluated in a clinical trial, which represented a significant portion of the Research and development expenses above. However, the clinical trial was not successful. Since the health threats from the COVID pandemic have now decreased, Abpro is not planning to focus on this area at this time.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits to our personnel, including the costs related to our management services agreements, directors, and senior advisors; professional service fees, including accounting and legal services and other consulting services. General and administrative expenses decreased by $1.4 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to the decrease in stock-based compensation in connection with the issuance of options for consulting services in 2022 with the fair value of $1.7 million that were fully vested at the issuance date. The decrease was offset by an increase of $0.4 million in accounting and audit fees.

Other Income (Expenses), Net

Other income (expenses), net increased by $240 thousand, to $40 thousand in income for the year ended December 31, 2023 from ($200) thousand in expenses for the year ended December 31, 2022. This change is primarily due to $225 thousand in interest expenses attributable to interest accrued on unpaid vendor invoices incurred during the year ended December 31, 2022.

Liquidity, Capital Resources and Going Concern

To date, the Company has financed its operations primarily through the sale of equity securities and issuance of promissory notes and, to a lesser extent, through the revenue from collaboration arrangements. Since its inception, the Company has incurred significant recurring losses, including a net loss of $1.8 million and $5.4 million for the six months ended June 30, 2024 and 2023, respectively. As of June 30, 2024, the Company had an accumulated deficit of $107.4 million. The Company expects to incur operating losses for the foreseeable future.

Without giving effect to the anticipated net proceeds from the Business Combination and the PIPE Investment, the Company expects that its existing cash and cash equivalents will be insufficient to fund our operations, including clinical trial expenses and capital expenditure requirements, for at least the next 12 months from the original issuance date of our consolidated financial statements as of June 30, 2024. To finance our operations beyond that point, we would need to raise additional capital, which cannot be assured. We have concluded that these circumstances raise substantial doubt about our ability to continue as a going concern within one year after the original issuance date of our annual financial statements. The estimated gross proceeds, assuming the no redemption scenario, of $10.3 million from the Business Combination and the PIPE Investment, together with our existing cash and cash equivalents, will not be sufficient to meet our capital requirements and fund our operations for at least the next 12 months. The Company is planning to raise additional capital through equity or debt financing to meet its operating cash needs. The Company has based this estimate on assumptions that may prove to be wrong, and the Company could exhaust its available capital resources sooner than it expects.

On October 18, 2023, the Company entered into a promissory note agreement with Abpro Bio International, Inc. (“ABI”) to fund up to $6 million. The Company received $4.2 million through the date of filing of this proxy statement/prospectus. On April 18, 2024, the Company entered into a promissory note agreement with one of its executives to receive up to $1,795,000 in funding. The Company received the full $1,795,000 through the date of this filing.

Future Funding Requirements

The Company expects its expenses to increase in connection with its ongoing activities, particularly as it advances the preclinical activities and clinical trials of its product candidates. In addition, upon the Closing of the merger, the Company expects to incur additional costs associated with operating as a public company. The timing and amount of the Company’s operating expenditures will depend largely on:

•

the scope, number, initiation, progress, timing, costs, design, duration, any potential delays, and results of clinical trials and nonclinical studies for the Company’s current or future product candidates, particularly the planned Phase 1/2 clinical trial for ABP-102 in 2026, focusing on HER2+ breast and gastric cancers, as well as Phase 1 clinical trials for ABP-201 in 2026 for the treatment of Wet AMD;

•	the clinical development plans The Company establishes for its product candidates;

•	the number and characteristics of product candidates and programs that The Company develops or may in-license;

•

the outcome, timing and cost of regulatory reviews, approvals or other actions to meet regulatory requirements established by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that the Company perform more studies for its product candidates than those that the Company currently expects;

•	the Company’s ability to obtain marketing approval for its product candidates;

•

the cost of filing, prosecuting, defending and enforcing the Company’s patent claims and other intellectual property rights covering its product candidates, including any such patent claims and intellectual property rights that The Company has licensed pursuant to the terms of its license agreement;

•

The Company’s ability to maintain, expand and defend the scope of its intellectual property portfolio, including the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against the Company or its product candidates;

•	the cost and timing of completion of commercial-scale outsourced manufacturing activities with respect to the Company’s product candidates;

•

the Company’s ability to establish and maintain licensing, collaboration or similar arrangements on favorable terms and whether and to what extent the Company retains development or commercialization responsibilities under any new licensing, collaboration or similar arrangement;

•

the cost of establishing sales, marketing and distribution capabilities for any product candidates for which the Company may receive regulatory approval in regions where The Company chooses to commercialize its products on its own;

•	the success of any other business, product or technology that the Company acquires or in which The Company invests;

•	the costs of acquiring, licensing or investing in businesses, product candidates and technologies;

•	the Company’s need and ability to hire additional management and scientific and medical personnel;

•

the costs to operate as a public company in the United States, including the need to implement additional financial and reporting systems and other internal systems and infrastructure for The Company’s business;

•	market acceptance of the Company’s product candidates, to the extent any are approved for commercial sale; and

•	the effect of competing technological and market developments.

Until such time, if ever, as the Company can generate substantial product revenue, the Company expects to finance its cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, and marketing, distribution or licensing arrangements with third parties. To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, the ownership interest of the Company may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect the rights of the Company’s stockholders and the rights of the stockholders of the combined organization following the Closing of the merger. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit the Company’s ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Company raises funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, the Company may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to the Company. If the Company is unable to raise additional funds through equity or debt financings or other arrangements when needed, the Company may be required to delay, scale back or discontinue the development and commercialization of one or more of its product candidates or delay its pursuit of potential in-licenses or acquisitions.

The following table summarizes our cash flows for the six months ended June 30, 2024, and 2023:

	For the Six Months Ended June 30,
	2024	2023	Change	%
Net cash used in operating activities	$(4,218)	$(3,307)	$(911)	28%
Net cash used in investing activities	$—	$(48)	$48	-100%
Net cash provided by (used in) financing activities	$3,559	$(110)	$3,669	-3335%

Net cash used in operating activities for the six months ended June 30, 2024 increased by $0.9 million as compared to the six months ended June 30, 2023. The increase was primarily driven by the $0.9 million net changes in operating assets and liabilities mainly attributed to a decrease in accounts payable and accrued expenses due to repayment with limited spending and an increase in accounts receivable due to receipt of outstanding accounts receivable from a collaboration agreement.

Net cash used in investing activities decreased by $48 thousand for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023. The Company purchased lab equipment for $48 thousand during the six months ended June 30, 2023. No property and equipment was purchased during the six months ended June 30, 2024.

Net cash provided by financing activities increased by $3.7 million for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023. During the six months ended June 30, 2024, the Company received proceeds of $3.8 million from promissory notes with related parties compared to $0 received during the six months ended June 30, 2023.

The following table summarizes our cash flows for the years ended December 31, 2023, and 2022:

	For the Years Ended December 31,
	2023	2022	Change	%
Net cash used in operating activities	$(7,402)	$(8,952)	$1,550	-17%
Net cash used in investing activities	$(48)	$(65)	$17	-26%
Net cash provided by financing activities	$849	$9,784	$(8,935)	-91%

Net cash used in operating activities for the year ended December 31, 2023 decreased by $1.5 million as compared to the year ended December 31, 2022. The decrease was primarily driven by the decrease in the research and development expenses of approximately $5.5 million, offset by the decrease in share-based compensation of $1.7 million and $2.2 million net changes in operating assets and liabilities mainly attributed to a decrease in accounts payable due to repayment with limited spending and an increase in accounts receivables due to receipt of outstanding AR from a collaboration agreement.

Net cash used in investing activities decreased by $17 thousand for the year ended December 31, 2023 as compared to the year of 2022. The Company purchased the lab equipment for $48 thousand during the year ended December 31, 2023 and capitalized $65 thousand in patent costs during the year ended December 31, 2022.

Net cash provided by financing activities decreased by $8.9 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022. During the year ended December 31, 2023 the Company received proceeds of $1.4 million from a promissory note with ABI as compared to proceeds of $10 million received from the issuance of Series F Preferred Stock in 2022. In addition, the Company paid $0.4 million in offering costs in connection with the Business Combination during the year ended December 31, 2023.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses and net loss incurred during the reporting periods. Our estimates are based on our historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described below. We believe that the accounting policies are critical for fully understanding and evaluating our financial condition and results of operations.

Share-Based Compensation

The Company accounts for share-based payments in accordance with Accounting Standard Codification Topic 718, Compensation—Stock Compensation (“ASC 718”). Under ASC 718, the Company measures, and records compensation expense related to share-based payment awards (to employees and non-employees) based on the grant date fair value using the Black-Scholes option-pricing model. The Company recognizes forfeitures related to employee share-based payments when they occur. Forfeited share-based awards are recorded as a reduction to stock compensation expense.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected term, risk-free interest rate and expected dividends.

In determining the exercise prices of options granted, the Company’s Board has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by the Board at each award grant date based upon a variety of factors, including the results obtained from an independent third-party valuation, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s proposed products, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the common stock, arm’s length sales of the Company’s capital stock, including convertible preferred stock, the effect of the rights and preferences of the preferred stockholders, and then prospects of a liquidity event, among others.

The Company does not have a history of market prices of its common stock, and as such, volatility is estimated using historical volatilities of similar public entities. The peer group was developed based on companies in the biotechnology industry. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available. The expected term of the awards is estimated based on the simplified method for grants to employees and is based on the contractual term for non-employee awards. The risk- free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on history and expectation of paying no dividends.

Convertible Preferred Stock

The Company accounts for its convertible preferred stock in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). Preferred stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including preferred stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Abpro has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Post-Combination Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Post-Combination Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

The Post-Combination Company will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of the initial public offering of ACAB; (c) the date on which it has issued more than $1 billion in nonconvertible debt during the previous three years; or (d) the date on which it is deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior second fiscal quarter end. For so long as the Post-Combination Company remains an emerging growth company, it is permitted and intends to rely on exemptions from certain disclosure.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies of the Notes to the Financial Statements for a discussion of recent accounting pronouncements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ABPRO

The following table sets forth information regarding the beneficial ownership of shares of Abpro capital stock as of August 28, 2024 by:

•	each person who is known to be the beneficial owner of more than 5% of the outstanding shares of Abpro capital stock as of such date;

•	each of Abpro’s current executive officers and directors; and

•	all executive officers and directors of Abpro as a group prior to the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable, exercisable within 60 days, or exercisable as a result of the Business Combination.

The beneficial ownership of shares of Abpro capital stock prior to the consummation of the Business Combination is based on (i) 9,399,325 shares of Abpro common stock issued and outstanding and (ii) 9,727,536 shares of Abpro common stock issuable upon conversion of Abpro preferred stock issued and outstanding.

Unless otherwise indicated, Abpro believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Common Stock
Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock(2)		% of Shares of Common Stock
5% Holders of Abpro
Abpro Bio International, Inc.(3)	6,677,925	(5)	34.9%
Orion Investment Holdings Limited(4)	987,113		5.2%
Directors and Executive Officers of Abpro
Ian Chan	4,432,102	(6)	21.8%
Eugene Chan	1,550,140	(7)	7.5%
Robert Markelewicz	365,022	(8)	1.9%
J. Wook (Miles) Suk	340,833	(9)	1.8%
Robert Langer	396,121	(10)	2.1%
C. Mark Tang	47,291	(11)	0.2%
All Abpro directors and executive officers as a group (6 individuals)	7,131,509		31.1%

*	Less than one percent
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Abpro Corporation, 68 Cummings Park Drive, Woburn, MA 01801.
(2)	Interests shown consist of Abpro common stock and preferred stock of Abpro on an as-converted basis to common stock.
(3)

The business address for Abpro Bio International, Inc. is 139, Techno jungang-daero, Yuga-myeon, Dalseong-gun, Daegu, Republic of Korea. Abpro Bio International, Inc. is a subsidiary of Abpro Bio Co. Ltd, a publicly traded company listed on the KOSDAQ market of the Korea Exchange (KOSDAQ: 195990).

(4)	The business address for Orion Investment Holdings Limited is Unit 2302, 23/F, New World Tower 1, 18 Queen’s Road, Central, Hong Kong. Ms. Mui Fan Juliet Chui is the sole owner and director of Orion.
(5)

Represents 2,929,515 shares of common stock, 3,303,966 shares of common stock issuable upon conversion of 3,303,966 shares of Series E Preferred Stock, and 444,444 shares of common stock issuable upon conversion of 444,444 shares of Series F Preferred Stock.

(6)	Represents 3,192,199 shares of common stock and 1,239,903 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after August 28, 2024
(7)	Represents 1,550,140 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after August 28, 2024
(8)	Represents 365,022 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after August 28, 2024
(9)

Represents 40,833 shares of common stock held directly and 300,000 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after August 28, 2024 held by Biocelsus International Co. Ltd., an entity controlled by Mr. Suk.

(10)	Represents 209,973 shares of common stock and 186,148 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after August 28, 2024
(11)	Represents 20,833 shares of common stock and 26,458 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after August 28, 2024

MANAGEMENT AND BOARD OF THE POST-COMBINATION COMPANY FOLLOWING THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

The following persons are expected to serve as executive officers and directors of the Post-Combination Company upon consummation of the Business Combination:

Name	Age	Position
Ian Chan	51	Chief Executive Officer and Director
Jin Wook (Miles) Suk	55	Co-Chief Executive Officer, Director and Chairman of the Board
Shahraab Ahmad	47	Chief Financial Officer
Robert J. Markelewicz, Jr., M.D., M.M.Sc.	42	Chief Medical Officer
Anthony D. Eisenberg	42	Director
Soo Young Lee	52	Director
Ian McDonald	37	Director

Executive Officers

Ian Chan has served as Abpro’s Chief Executive Officer since January 2020 and has served on its board of directors since co-founding Abpro in 2004. Mr. Chan previously served as Abpro’s Chief Executive Officer from 2004 to 2018 and Chairman of its board of directors from 2004 to January 2020. Mr. Chan served as co-Chief Executive Officer and as a director of Abpro Bio. Co. Ltd. (KOSDAQ: 195990) from August 2019 to November 2023. Mr. Chan earned an A.B. in Biology and Economics from Brown University and an M.B.A. from the Harvard Business School. We believe Mr. Chan’s experience on Abpro’s board of directors and as Abpro’s chief executive officer, as well as his experience in the industry, qualifies him to serve on the board of directors.

Jin Wook (Miles) Suk has served as a member of Abpro’s board of directors since January 2020 and as Co-Chief Executive Officer since September 2024. From September 2011 to September 2019, Mr. Suk served on the board of directors, and as a senior director and advisor, of Gan & Lee Pharmaceuticals Co., Ltd., a public pharmaceutical company specializing in the development, production, and commercialization of insulin analogs and medical devices. Mr. Suk co-founded Bio CND Inc., a pharmaceutical company, which was later acquired. Mr. Suk also has extensive experience in licensing, strategic alliance, and co-development deals at LG Life Sciences, Ltd., a company engaged in manufacturing, supply, and distribution of pharmaceutical products, animal health products and specialty chemicals. Mr. Suk earned a B.S. in Microbiology from Michigan State University. We believe that Mr. Suk’s business experience, and his previous service on the board of directors of a public company in the industry, qualify him to serve as a member of the board of directors.

Shahraab Ahmad will serve as Chief Financial Officer effective upon the Closing. He has been Chief Executive Officer and Chairman of the Board of Directors of ACAB since October 2021. Mr. Ahmad also served as Chief Executive Officer and Chairman of the Board of Directors of Atlantic Coastal Acquisition Corp. from December 2020 until October 2023. Prior to this, he most recently served as the Chief Investment Officer for Decca Capital Ltd, a fund founded by Mr. Ahmad that invested across capital structures in the U.S. and Europe from April 2015 until December 2018. Prior to his tenure at Decca Capital Ltd, Mr. Ahmad served as a portfolio manager for Hutchin Hill Capital, LP from 2008 to 2013 and Sailfish Capital Partners, LLC from 2005 to 2008 and J.P. Morgan from 1999 to 2004, where he last co-headed the High Yield Credit trading group. At J.P. Morgan, Mr. Ahmad managed credit portfolios across the U.S. and Europe. Mr. Ahmad holds a B.A. in Mathematics and Economics from Wesleyan University and studied corporate finance at the London School of Economics.

Robert J. Markelewicz, Jr., M.D., M.M.Sc., has served as our Chief Medical Officer since June 2018. Prior to that, he was Senior Medical Director at Celgene Corporation, a cancer and immunology pharmaceutical company, from December 2014 to July 2018, and Medical Director at Parexel International Corporation, a

provider of biopharmaceutical services, from December 2012 to December 2014. Dr. Markelewicz is a Diplomate of the American Board of Nuclear Medicine and an Allopathic Physician in the State of Rhode Island and the Commonwealth of Massachusetts. Dr. Markelewicz received an Sc.B. in Biology, an M.M.Sc. in Medical Science and an M.D. from Brown University.

Non-Employee Directors

Anthony D. Eisenberg serves as ACAB’s Chief Strategy Officer and has served as a director of ACAB since January 2022. Mr. Eisenberg also served as Chief Strategy Officer and a director of ACA I from February 2021 to October 2023. Since 2013, Mr. Eisenberg has managed Tappan Street, a multi-strategy family office with expertise in environmental, social and corporate governance principles and private market investments. Since March 2020, Mr. Eisenberg has also served on the board of advisors of Komma, a mobility company targeting the urban mobility vehicle market. From 2013 to 2019, Mr. Eisenberg served on the board of advisors of Michigan Income Principal-Protected Growth Fund, an impact investing fund in partnership with the State of Michigan and the US Department of Treasury and led the firm’s development activities. Mr. Eisenberg began his career in politics working in the Office of U.S. Senator Debbie Stabenow, Patton Boggs and the D.C. based research group Marwood Group, prior to his principal investing career, which began at the hedge fund Christofferson Robb & Company. Mr. Eisenberg holds an M.B.A. in Finance from Georgetown University-The McDonough School of Business, a J.D. from the University of Michigan Law School and a B.B.A. in Finance and Political Science from the University of Miami. We believe Mr. Eisenberg’s experience in public policy and expertise in private market investments makes him well-qualified to serve on our Board of Directors.

Soo Young Lee has served as a senior vice president and head of the new drug division of Celltrion Inc., a leading Korean biopharmaceutical company, since April 2022. From January 2019 to March 2022, Mr. Lee served as a vice president and head of the vaccine and non-clinical department of Celltrion Inc. Mr. Lee has also served on the board of directors of A&G Pharmaceuticals, Inc., a pharmaceutical company specializing in the development of products that improve cancer detection, diagnosis, and treatment, since April 2022. Mr. Lee earned a master’s degree from Hanyang University in biochemical engineering, and he earned a Ph.D. from Inha University in biochemical engineering. We believe that Mr. Lee’s experience in drug development, and his previous service on the board of directors of a pharmaceutical company, qualify him to serve as a member of the board of directors.

Ian McDonald has served as the Chief Executive Officer and as a director of Bright Minds Biociences Inc. since 2017. Previously, he served on the management team at a TSX-listed gold mining company, Avnel Gold, from August 2016 to September 2017. In that capacity, Mr. McDonald developed and implemented the corporate strategy as it relates to M&A and capital markets resulting in a $160 million sale within one year. Previously, he worked in a senior role at a Canadian Investment Bank and in private equity in Vancouver, London and Toronto. Under McDonald’s guidance, clients raised hundreds of millions of dollars in capital. Mr. McDonald has served as a member of the Board of Directors of several TSX Venture Exchange, Canadian Securities Exchange-listed and private companies. Mr. McDonald has a B.A. in Business from Arizona State University. We believe Mr. McDonald’s experience as an executive and board member of a publicly traded company and in the bioscience industry makes him well-qualified to serve on our board of directors.

Corporate Governance

Board Composition

The Post-Combination Company’s board will be reconstituted and initially be comprised of five members who will be voted upon by the stockholders at the Special Meeting. Pursuant to the Proposed Charter, the Post-Combination Company’s board will be divided into three classes, with members of each class serving staggered three-year terms. If Proposal No. 4 is approved at the Special Meeting, each Class I director, consisting of Mr. McDonald, will have a term that expires at the Post-Combination Company’s next annual meeting of stockholders in 2025, each Class II director, consisting of Mr. Eisenberg and Mr. Lee, will have a term that expires at the Post-Combination Company’s annual meeting of stockholders in 2026 and each Class III director, consisting of Mr. Chan and Mr. Suk, will have a term that expires at the Post-Combination Company’s annual meeting of stockholders in 2027, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of the Post-Combination Company’s board may have the effect of delaying or preventing changes in control or management of the Post-Combination Company. Subject to the terms of any series of preferred stock that the Post-Combination Company may issue in the future, any or all of the Post-Combination Company’s directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Post-Combination Company entitled to vote generally in the election of directors, voting together as a single class, at a meeting called for that purpose.

Director Independence

The Nasdaq rules require that a majority of the Post-Combination Company’s board be independent. An “independent director” is defined generally as a person other than an executive officer or employee of the listed company or any other individual having a relationship, which, in the opinion of the board would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. It is anticipated that each individual expected to serve on the Post-Combination Company’s board upon consummation of the Business Combination, other than Mr. Chan and Mr. Suk, will qualify as an independent director under Nasdaq listing standards.

Board Oversight of Risk

One of the key functions of the board of the Post-Combination Company will be informed oversight of the Post-Combination Company’s risk management process. The board of the Post-Combination Company does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the board of the Post-Combination Company as a whole, as well as through various standing committees of the board of the Post-Combination Company that address risks inherent in their respective areas of oversight. In particular, the board of the Post-Combination Company will be responsible for monitoring and assessing strategic risk exposure and the Post-Combination Company’s audit committee will have the responsibility to consider and discuss the Post-Combination Company’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The compensation committee will also assess and monitor whether the Post-Combination Company’s compensation plans, policies and programs comply with applicable legal and regulatory requirements. The nominating and corporate governance committee will monitor the effectiveness of the Post-Combination Company’s governance guidelines and provide oversight with respect to corporate governance.

Committees of the Board of Directors

Following the consummation of the Business Combination, it is anticipated that the Post-Combination Company’s board will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors. The board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The Post-Combination Company will establish an audit committee of the board of directors to be in place upon the Closing. The audit committee will consist of Mr. Eisenberg, Mr. McDonald, and Mr. Lee, with Mr. Eisenberg serving as chair. The Post-Combination Company’s board of directors will affirmatively determine that each director to be appointed to the audit committee will qualify as independent under Nasdaq listing rules applicable to board members generally and under the Nasdaq listing rules and Exchange Act Rule 10A-3 with respect to audit committee members. All members of the Post-Combination Company’s audit committee will meet the requirements for financial literacy under the applicable Nasdaq listing rules. In addition, Mr. Eisenberg qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. The audit committee’s responsibilities will include, among other things:

•

assisting the Post-Combination Company’s board in the oversight of (i) accounting and financial reporting processes of the Post-Combination Company and the audits of the financial statements of Post-Combination Company, (ii) preparation and integrity of the financial statements of the Post-Combination Company, (iii) compliance by the Post-Combination Company with financial statement and regulatory requirements, (iv) performance of the Post-Combination Company’s internal finance and accounting personnel and its independent registered public accounting firms, and (v) qualifications and independence of the Post-Combination Company’s independent registered public accounting firms;

•

reviewing with each of the internal and independent registered public accounting firms the overall scope and plans for audits, including authority and organizational reporting lines and adequacy of staffing and compensation;

•

reviewing and discussing with management and internal auditors the Post-Combination Company’s system of internal control and discussing with the independent registered public accounting firm any significant matters regarding internal controls over financial reporting that have come to its attention during the conduct of its audit;

•

reviewing and discussing with management, internal auditors and independent registered public accounting firm the Post-Combination Company’s financial and critical accounting practices, and policies relating to risk assessment and management;

•

receiving and reviewing reports of the independent registered public accounting firm discussing (i) all critical accounting matters in the firm’s audit of the Post-Combination Company’s financial statements, (ii) all alternative treatments of financial information within U.S. GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent registered public accounting firm, and (iii) other material written communications between the independent registered public accounting firm and management, such as any management letter or schedule of unadjusted differences;

•

reviewing and discussing with management and the independent registered public accounting firm the annual and quarterly financial statements and section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Post-Combination Company prior to the filing of the Post-Combination Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q;

•

reviewing, or establishing, standards for the type of information and the type of presentation of such information to be included in, earnings press releases and earnings guidance provided to analysts and rating agencies;

•

discussing with management and the independent registered public accounting firm any changes in the Post-Combination Company’s critical accounting principles and the effects of alternative U.S. GAAP methods, off-balance sheet structures and regulatory and accounting initiatives;

•	reviewing material pending legal proceedings involving the Post-Combination Company and other contingent liabilities;

•

meeting periodically with the Chief Executive Officer, Chief Financial Officer, the senior internal auditing executive and the independent registered public accounting firm in separate executive sessions to discuss results of examinations;

•

reviewing and approving all transactions between the Post-Combination Company and related parties or affiliates of the officers of the Post-Combination Company requiring disclosure under Item 404 of Regulation S-K prior to the Post-Combination Company entering into such;

•

establishing procedures for the receipt, retention and treatment of complaints received by the Post-Combination Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees or contractors of concerns regarding questionable accounting or accounting matters;

•

reviewing periodically with the Post-Combination Company’s management, the independent registered public accounting firm and outside legal counsel (i) legal and regulatory matters which may have a material effect on the financial statements, and (ii) corporate compliance policies or codes of conduct, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding the Post-Combination Company’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities; and

•	establishing policies for the hiring of employees and former employees of the independent registered public accounting firm.

Nominating and Corporate Governance Committee

Upon consummation of the Business Combination, we anticipate our nominating and governance committee will consist of Mr. Eisenberg, Mr. McDonald, and Mr. Lee, each of whom qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to nominating and governance committee membership. We anticipate that Mr. Eisenberg will serve as chair of the nominating and governance committee. The Post-Combination Company’s board will adopt a written charter for the nominating and governance committee, which will be available on the Corporate Governance section of the Post-Combination Company’s website upon the consummation of the Business Combination. Reference to the Post-Combination Company’s website in this proxy statement/prospectus does not include or incorporate the information on the Post-Combination Company’s website into this proxy statement/prospectus.

The nominating and corporate governance committee responsibilities will include, among other things:

•	developing and recommending to the Post-Combination Company’s board the criteria for appointment as a director;

•	identifying, considering, recruiting and recommending candidates to fill new positions on the Post-Combination Company’s board;

•	reviewing candidates recommended by stockholders;

•	conducting the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and

•	recommending director nominees for approval by the Post-Combination Company’s board and election by the stockholders at the next annual meeting.

The nominating and corporate governance committee will recommend to the board of directors candidates for nomination for election at the annual meeting of the stockholders. In identifying and evaluating potential candidates, the nominating and corporate governance committee will consider several factors, including, without limitation, high personal and professional integrity, strong ethics and values, the ability to make mature business judgments, experience in corporate management such as serving as an officer or former officer of a publicly held company, experience as a board member of another publicly held company, professional and academic experience relevant to our business, leadership skills, experience in finance and accounting, or executive compensation practices, whether candidate has the time required for preparation, participation and attendance at board of directors meetings and committee meetings, if applicable, independence, and the ability to represent the best interests of the Post-Combination Company’s stockholders.

Compensation Committee

Upon consummation of the Business Combination, we anticipate our compensation committee will consist of Mr. Eisenberg, Mr. McDonald, and Mr. Lee, each of whom qualifies as an independent director according to the rules and regulations of Nasdaq with respect to compensation committee membership. We anticipate that Mr. Eisenberg will serve as chair of the compensation committee. The Post-Combination Company’s board will adopt a written charter for the compensation committee, which will be available on the Corporate Governance section of the Post-Combination Company’s website upon the consummation of the Business Combination. Reference to the Post-Combination Company’s website in this proxy statement/prospectus does not include or incorporate the information on the Post-Combination Company’s website into this proxy statement/prospectus.

The compensation committee will be responsible for, among other things:

•	reviewing the performance of the Chief Executive Officer and executive management;

•	assisting the Post-Combination Company’s board in developing and evaluating potential candidates for executive positions (including Chief Executive Officer);

•

reviewing and approving goals and objectives relevant to the Chief Executive Officer and other executive officer compensation, evaluating the Chief Executive Officer’s and other executive officers’ performance in light of these corporate goals and objectives, and setting Chief Executive Officer and other executive officer compensation levels consistent with its evaluation and the Post-Combination Company’s philosophy;

•	approving the salaries, bonuses and other compensation for all executive officers;

•	reviewing and approving compensation packages for new corporate officers and termination packages for corporate officers as requested by management;

•

reviewing and discussing with the Post-Combination Company’s board and senior officers plans for officer development and corporate succession plans for the Chief Executive Officer and other senior officers;

•	reviewing and making recommendations concerning executive compensation policies and plans;

•	reviewing and recommending to the Post-Combination Company’s board the adoption of or changes to the compensation of the Post-Combination Company’s directors;

•	reviewing and approving the awards made under any executive officer bonus plan, and providing an appropriate report to the Post-Combination Company’s board;

•

reviewing and making recommendations concerning long-term incentive compensation plans, including the use of stock options and other equity-based plans, and, except as otherwise delegated by the Post-Combination Company’s board, acting as the “Plan Administrator” for equity-based and employee benefit plans;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for the Post-Combination Company’s executive officers and employees;

•	reviewing periodic reports from management on matters relating to the Post-Combination Company’s personnel appointments and practices;

•	assisting management in complying with the Company’s proxy statement and annual report disclosure requirements;

•	issuing an annual Report of the Compensation Committee on Executive Compensation for the Post-Combination Company’s annual proxy statement in compliance with applicable SEC rules and regulations;

•	annually evaluating the committee’s performance and the committee’s charter and recommending to the Post-Combination Company’s board any proposed changes to the charter or the committee; and

•

undertaking all further actions and discharging all further responsibilities imposed upon the committee from time to time by the Post-Combination Company’s board, the federal securities laws or the rules and regulations of the SEC.

Code of Business Conduct and Ethics

The Post-Combination Company’s board will adopt a code of business conduct and ethics (“Code of Ethics”) that will apply to all of the Post-Combination Company’s directors, officers and employees in accordance with applicable federal securities laws. Upon the consummation of the Business Combination, the Code of Ethics will be available on the Post-Combination Company’s website. In addition, the Post-Combination Company intends to post on its website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the Code of Ethics rather than by filing a Current Report on Form 8-K. The reference to the Post-Combination Company’s website in this proxy statement/prospectus does not include or incorporate by reference the information on the Post-Combination Company’s website into this statement/prospectus.

Clawback Policy

Effective October 2023 ACAB adopted a Clawback Policy (the “Clawback Policy”). Under the policy, in the event ACAB is required to prepare an accounting restatement due to material noncompliance of ACAB with any financial reporting requirement under the U.S. federal securities laws, the Board will take, in its discretion, such action it deems necessary to recover from its executive officers who received incentive-based compensation, based on performance in a year for which ACAB is required to prepare restated financial statements, the excess of what would have been paid to the executive officer under the accounting restatement. This applies during a lookback period of three years, and the amounts to be reclaimed are as determined by the Board in its sole discretion. For purposes of the Clawback Policy, an executive officer is any of ACAB’s officers who are required, or who have been required during the immediately preceding three calendar years, to file reports pursuant to Section 16 of the Exchange Act as well as ACAB’s Chief Legal Officer, if not included. This policy may, in certain circumstances, be applied to other current or former employees whose actions or omissions contributed to the circumstances requiring the restatement and also involved willful misconduct or a willful violation of any of ACAB’s rules. Additionally, if the Board determines that detrimental conduct has occurred that results in a material adverse impact, any incentive compensation paid during the prior year may be subject to clawback. Incentive compensation excludes base salary and other compensation but includes equity compensation and bonuses.

In October 2022, the SEC adopted new Rule 10D-1 under the Exchange Act, which requires national securities exchanges, including Nasdaq, to establish listing standards relating to executive officer incentive compensation clawback and disclosure rules. In February 2023, Nasdaq released its final version of the proposed listing standards, which require listed companies to adopt, no later than December 1, 2023, clawback policies providing for the recovery of erroneously awarded incentive-based compensation.

Non-Employee Director Compensation

The Post-Combination Company’s board of directors expects to review director compensation periodically to ensure that director compensation remains competitive such that the Post-Combination Company is able to recruit and retain qualified directors. Upon the consummation of the Business Combination, the Post-Combination Company will adopt a director compensation program that is designed to align compensation with its business objectives and the creation of stockholder value, while enabling the Post-Combination Company to attract, retain, incentivize, and reward directors who contribute to the long-term success of the Post-Combination Company.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Charter, which, if approved by the ACAB stockholders, will become effective upon consummation of the Business Combination, will limit a directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for any unlawful payment of dividends or redemption of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the amended and restated bylaws of the Post-Combination Company (the “Proposed Bylaws”) provide that the Post-Combination Company will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, the Post-Combination Company will enter into separate indemnification agreements with its directors and officers. These agreements, among other things, require the Post-Combination Company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at its request.

The Post-Combination Company plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the Proposed Charter and the Proposed Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ABPRO EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for Abpro’s executive officers who are named in the “Summary Compensation Table” below. As an emerging growth company, Abpro complies with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for Abpro’s principal executive officer, Abpro’s two most highly compensated executive officers other than its principal executive officers and up to two additional individuals for whom disclosure would have been provided but for the fact such individuals were not serving as Abpro executive officers as of the last completed fiscal year end. These officers are referred to as Abpro’s named executive officers.

In 2023, Abpro’s “named executive officers”, or NEOs, and their positions were as follows:

•	Ian Chan, our Chief Executive Officer;

•	Robert Markelewicz, our Chief Medical Officer; and

•	Christian Zapf, our Senior Vice President Corporate Development and General Counsel.

This discussion may contain forward-looking statements that are based on Abpro’s current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that Abpro adopts following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of Abpro’s named executive officers for the years ended December 31, 2023 and December 31, 2022.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option awards ($)(3)	Total ($)
Ian Chan	2023	502,917	—	—	502,917
Chief Executive Officer	2022	500,000	270,000	1,875,705	2,645,705
Robert Markelewicz	2023	466,118	—	—	466,118
Chief Medical Officer	2022	460,803	80,000	24,360	565,163
Christian Zapf	2023	338,337	—	—	338,337
SVP Corporate Development and General Counsel	2022	334,479	120,000	121,799	576,278

(1)

The amounts in this column represent the amount of base salary earned for service during 2022 and 2023. The following base salary amounts for 2022 were accrued but unpaid as of December 31, 2022: $8,219 for Mr. Chan, $7,618 for Dr. Markelewicz and $5,529 for Mr. Zapf. The following base salary amounts for 2023 were accrued but unpaid as of December 31, 2023: $9,925 for Mr. Chan, $9,198 for Dr. Markelewicz and $6,677 for Mr. Zapf.

(2)

The amounts in this column represent the amount of bonus earned for service during 2022 and 2023. The bonus amounts for 2022 were accrued at December 31, 2022 but unpaid in 2023. No bonus was declared yet in 2023.

(3)

Amounts shown in this column represent the aggregate grant date fair value of the stock options awarded to the named executive officers in fiscal years 2022 and 2023. These values have been determined in accordance with FASB ASC Topic 718 using a Black-Scholes model. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of option awards contained in Note 2 Summary of Significant Accounting Policies, to Abpro’s financial statements included elsewhere in this proxy statement/prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officers upon exercise of the stock options. No stock option was awarded to the named executive officers in 2023.

Narrative Disclosure to the Summary Compensation Table

Elements of Compensation

The compensation of our NEOs generally consists of base salary, annual cash bonus opportunities, long term incentive compensation in the form of equity awards and other benefits, as described below.

Base Salary

The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, responsibilities, and contributions. Each NEO’s initial base compensation was specified in their employment agreement, as described below, and is reviewed (and, if applicable, adjusted) from time to time by Abpro’s board of directors.

Bonus

The NEOs are eligible for a performance-based cash bonus opportunity. Each executive’s target bonus is set annually by Abpro’s compensation committee.

Long Term Equity Incentives

Abpro’s equity-based incentive awards are designed to align their interests and the interests of their stockholders with those of their employees and consultants, including the NEOs. The Abpro board of directors or compensation committee approves equity grants.

Executive Compensation Arrangements

Abpro has entered into an employment agreement with Mr. Chan and employment offer letters with each of Dr. Markelewicz and Mr. Zapf, the material terms of which are summarized below.

Ian Chan

On January 15, 2020, Ian Chan entered into an Employment Agreement with Abpro setting forth the terms and conditions of his employment as Chief Executive Officer and President (the “Chan Employment Agreement”). During the term of the agreement, Mr. Chan will be nominated to serve as a member of the board of directors of Abpro. The initial term of the agreement was three years commencing on January 15, 2020 (the “Effective Date”), and the agreement automatically extends in one-year increments on each anniversary of the Effective Date (the “Anniversary”), unless written notice of an intent not to extend is given by either party 180 days prior to the next Anniversary.

The Chan Employment Agreement provides for a base salary of $500,000 (“Base Salary”), subject to annual review by Abpro’s compensation committee, and may be increased from time to time during Mr. Chan’s term of service, in the board of directors’ sole discretion. Mr. Chan is also eligible to receive a discretionary bonus with a specified annual target amount of 50% of his annual Base Salary, as well as incentive compensation, including without limitation, options to acquire shares of Abpro. Mr. Chan may also receive fringe benefits, is eligible to participate in any executive benefit plans from time to time in effect for executive officers of Abpro, and is entitled to reimbursement for reasonable travel and other business expenses incurred by him in the performance of his duties and responsibilities to Abpro.

Mr. Chan’s employment may be terminated for death, disability, by Mr. Chan without Cause (as defined in the Chan Employment Agreement), by Abpro without Cause; by Mr. Chan for Good Reason (as defined in the Chan Employment Agreement), or by Abpro for Cause. In the event Mr. Chan is terminated without Cause, Abpro will continue to pay Mr. Chan his annual Base Salary in effect immediately prior to such termination for a period equal to the greater of the remaining term of the Chan Employment Agreement, and 24 months (the “Termination Payment Period”), plus an amount equal to 1/12th of any bonus compensation paid to Mr. Chan for the fiscal year immediately preceding the year of termination. Additionally, all awards granted under Abpro’s long-term incentive plan shall fully vest. Abpro shall be required to maintain in effect for Mr. Chan for the Termination Payment Period, all group health insurance, unless Mr. Chan’s continued participation would result in income tax liability for other executives of Abpro. In the event that Mr. Chan terminates his employment for Good Reason, he shall be entitled to the same termination benefits as if he was terminated without Cause. In the event that Mr. Chan is terminated for Cause, Abpro shall have no further obligation to Mr. Chan except as provided pursuant to the terms of any executive benefit plan of Abpro in which Mr. Chan is then a participant.

In the event that during the term of the Chan Employment Agreement there occurs a “Change in Control” (as defined in the Chan Employment Agreement) and, within 24 months after the Change in Control, Mr. Chan’s employment is terminated by Abpro without Cause, or Mr. Chan terminates his employment for Good Reason, Abpro shall pay to Mr. Chan within 30 days following such termination, in lieu of any benefit outlined in the preceding paragraph, an amount, based on Mr. Chan’s then current annual Base Salary rate, equal to the greater of (A) the Base Salary Mr. Chan would receive during the remainder of the term of the Chan Employment Agreement absent such termination, and (B) two years of Base Salary.

The Chan Employment Agreement contains customary confidentiality provisions.

Robert Markelewicz Jr.

On June 11, 2018, Abpro provided Robert Markelewicz Jr. with an offer letter setting forth the terms and conditions of his employment as Senior Vice President, Head of Clinical Research and Development, which provides for a base salary of $420,000, a discretionary bonus with a specified annual target amount of 40% of his annual base salary, a $35,000 signing bonus, and eligibility to participate in employee benefit programs established by Abpro. Pursuant to the offer letter, Dr. Markelewicz was also granted 233,500 stock options that vest in full upon a change in control. The offer letter also provides that in the event Dr. Markelewicz is terminated without cause (as defined below), that he is eligible to receive severance consisting of six months of continued base compensation, provided that he sign a separation agreement and release prepared by Abpro, and provided that he sign a confidentiality, non-compete and non-solicitation agreement, which contains (i) customary confidentiality provisions, (ii) a non-compete covenant for one year post-termination of employment, and (iii) non-solicit covenants relating to employees and customers for 24 months and 18 months post-termination of employment, respectively. The offer letter defines “cause” as (i) poor work performance, as determined by Abpro, (ii) misconduct, as determined by Abpro, or (iii) any conduct that Abpro deems materially harmful to its business, interests, or reputation.

Christian Zapf

On November 5, 2020, Abpro provided Christian Zapf with an offer letter setting forth the terms and conditions of his employment as Senior Vice President of Corporate Development and General Counsel, which provides for a base salary of $325,000, a discretionary bonus with a specified annual target amount of 35% of his annual base salary, and eligibility to participate in employee benefit programs established by Abpro. Mr. Zapf was granted 180,000 stock options as consideration for entering into Abpro’s Employee Non-Solicitation, Non-Competition, Confidentiality and Assignment Agreement, which contains (i) customary invention assignment and confidentiality provisions and (ii) non-compete and non-solicit covenants for one year post-termination of employment.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding option awards for each named executive officer as of December 31, 2023. All awards were granted pursuant to 2014 Stock Incentive Plan.

	Grant Date	Option Awards
Name		Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Ian Chan	2/3/2014	253,439	(1)	—		0.48	2/3/2024
	3/21/2019	282,404	(2)	—		3.53	3/21/2029
	6/19/2020	332,500	(3)	47,500	(3)	3.41	6/19/2030
	4/14/2021	256,666	(4)	128,334	(4)	3.33	4/14/2031
	2/18/2022	176,458	(5)	208,542	(5)	3.33	2/18/2032
Robert Markelewicz	9/28/2018	263,500	(6)	—		3.53	9/28/2028
	12/19/2018	48,398	(7)	—		3.53	12/19/2028
	6/19/2020	18,611	(3)	1,389	(3)	3.41	6/19/2030
	4/14/2021	23,333	(4)	11,667	(4)	3.33	4/14/2031
	2/18/2022	2,291	(5)	2,709	(5)	3.33	2/18/2032
Christian Zapf	12/4/2020	138,750	(8)	41,250	(8)	3.08	12/4/2030
	2/18/2022	11,458	(5)	13,542	(5)	3.33	2/18/2032

(1)	This option became fully vested and exercisable on January 1, 2018.
(2)	This option became fully vested and exercisable on April 6, 2022.
(3)	This option vests as follows: 25% vested on June 19, 2021 and the remaining 75% becomes vested in 36 equal monthly installments thereafter, subject to continued service through each vesting date.
(4)	This option vests as follows: 25% vested on April 14, 2022 and the remaining 75% becomes vested in 36 equal monthly installments thereafter, subject to continued service through each vesting date.
(5)	This option vests as follows: 25% vested on February 18, 2023 and the remaining 75% vesting in 36 equal monthly installments thereafter, subject to continued service through each vesting date.
(6)	This option became fully vested and exercisable on August 27, 2022.
(7)	This option became fully vested and exercisable on December 12, 2022.
(8)	This option vests as follows: 25% vested on November 18, 2021 and the remaining 75% becomes vested in 36 equal monthly installments thereafter, subject to continued service through each vesting date.

Non-Employee Director Compensation

Annual compensation for Abpro’s non-employee directors is composed of cash and stock-based equity compensation. Cash compensation paid to our non-employee directors consists of an annual retainer.

The table below summarizes the compensation of each person serving as a non-employee director for the year ended December 31, 2023. Ian Chan, Abpro’s CEO, did not receive any additional compensation for his service as a director in 2023. The compensation of Mr. Ian Chan as a named executive officer is set forth above under “ —Summary Compensation Table.”

Name	Director Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Eugene Chan	250,000	—	250,000
Robert Langer	150,000	—	150,000
Mark Tang	—	—	—
Miles Suk	—	—	—

(1)

The amounts in this column represent the amount of board director fees or consulting fees paid in cash during 2023. Only Mr. Robert Langer and Mr. Eugene Chan received director compensation in 2023. The rest of the board members did not receive any compensation for their board service during 2023. The director fees of $250,000 paid to Mr. Eugene Chan included both director fees and consulting fees.

(2)	No stock option was awarded to the directors in 2023.

The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2023:

Name	Aggregate Number of Shares Underlying Outstanding Options	Aggregate Number of Unvested Restricted Stock Units
Eugene Chan	2,191,903	—
Robert Langer	214,482	26,667
Mark Tang	30,000	8,334
Miles Suk	—	10,834

THE BUSINESS COMBINATION

The following is a discussion of the Business Combination and the material terms of the Business Combination Agreement among ACAB, Merger Sub and Abpro. You are urged to read carefully the Business Combination Agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Business Combination Agreement that is important to you. We encourage you to read the Business Combination Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about ACAB or Abpro. Such information can be found elsewhere in this proxy statement/prospectus. Capitalized terms used in this section but not defined shall have their respective meanings as set forth in the Business Combination Agreement.

Terms of the Business Combination

Transaction Structure

ACAB’s and Abpro’s boards of directors have approved the Business Combination Agreement. The Business Combination Agreement provides for the merger of Merger Sub with and into Abpro, with Abpro surviving as a wholly-owned subsidiary of ACAB. In connection with the consummation of the Business Combination, ACAB will change its corporate name to “Abpro Holdings, Inc.”

Merger Consideration

Pursuant to the Business Combination Agreement, at the Effective Time:

•

Each outstanding share of Abpro common stock will be cancelled and converted into (i) the right to receive a pro rata share of 72.5 million shares of Series A Common Stock (22.5 million of which shares will be set aside and equally divided among the Sponsor, Abpro and Abpro Bio Co., Ltd. for each such party to use in the PIPE Financing or to obtain capital for ACAB or the Surviving Company (such shares, the “Abpro Incentive Shares”). Any of the Abpro Incentive Shares that are not used or allocated by the Sponsor, Abpro or Abpro Bio Co., Ltd. by the Closing shall be deemed forfeited and shall not be issued to any other party) (ii) the right to receive a pro rata portion of up to 14,500,000 additional shares of Series A Common Stock (the “Earn-out Shares”), to be earned 1/3 if the volume weighted average price (“VWAP”) of the Post-Combination Company’s stock is above $13.00 for any 20 trading days within any consecutive 30 trading day period; 1/3 if such VWAP is above $15.00; and 1/3 if such VWAP is above $18.00, at any point prior to the fifth anniversary of the Closing Date.

•

Each outstanding Abpro option will be converted into an option to purchase a number of shares of Series A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Abpro common stock subject to such option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, at an exercise price per share equal to the current exercise price per share for such option divided by the Exchange Ratio (rounded up to the nearest whole cent).

•

Each outstanding Abpro RSU (whether vested or unvested) will be converted into restricted shares of Series A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Abpro common stock subject to such RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio.

•

Prior to closing, each outstanding share of Abpro preferred stock will be converted into shares of Abpro common stock in accordance with its terms, equal to the number of shares of Abpro common stock obtained by dividing the liquidation preference of such share of Abpro preferred stock by the Exchange Ratio.

See the section titled “The Business Combination Agreement and Related Agreements – The Business Combination Agreement – Consideration to Abpro’s Stockholders.”

Conversion of Shares; Exchange Procedures

The conversion of Abpro common stock issued or issuable upon the Abpro preferred stock conversion will occur automatically immediately prior to the Effective Time of the merger. As soon as reasonably practicable after the Effective Time of the merger, the Post-Combination Company will exchange shares of Abpro common stock (after taking effect of the Abpro preferred stock conversion) for merger consideration to be received in the merger pursuant to the terms of the Business Combination Agreement.

Background of the Business Combination

ACAB is a blank check company incorporated as a corporation in Delaware on May 20, 2021 and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses. The Business Combination is the result of an extensive search for a transaction, whereby ACAB evaluated over 50 potential counterparties utilizing ACAB’s network and the investing, operating and transaction experience of ACAB’s management team and the ACAB Board. The terms of the transactions contemplated by the Business Combination Agreement were the result of negotiations between representatives of ACAB and representatives of Abpro over the course of approximately 20 weeks. The following is a discussion of the background of the contemplated Business Combination.

On January 19, 2022, ACAB completed its initial public offering of 30,000,000 units, including 3,900,000 units sold upon partial exercise of the Underwriters’ over-allotment option. Each unit consisted of one share of Series A common stock and one-half of one redeemable warrant to purchase one share of Series A common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $300 million (before underwriting discounts and commissions and offering expenses). Simultaneously with the consummation of ACAB’s IPO and the sale of the units, ACAB sold 13,850,000 warrants at a price of $1.00 per warrant in a private placement to the Sponsor, generating gross proceeds of $13.85 million, with each warrant being exercisable to purchase one share of Series A common stock at a price of $11.50 per share. The net proceeds from ACAB’s IPO and the private placement with the Sponsor (other than limited funds held outside the trust for the purposes detailed in ACAB’s filings with the SEC) were deposited in a trust account established for the benefit of ACAB’s public stockholders.

Prior to the consummation of ACAB’s IPO, neither ACAB nor any authorized person on its behalf held any substantive discussions, formal or otherwise, with respect to a Business Combination involving ACAB.

After its initial public offering, ACAB commenced an active search for businesses and assets to pursue a Business Combination. Representatives of ACAB contacted, and were contacted by, over 50 companies, advisors and other persons, in the aggregate, with respect to potential transactions. Some of the potential transaction counterparties (i) were positioned, operationally and financially, to be successful as a public company and would benefit from the increased ability to access capital that a public listing would provide, (ii) had a significant TAM and growth expansion opportunities, (iii) were profitable or had significant potential to become profitable, (iv) had a strong and experienced management team, and (v) had a business model in place designed to address risks and uncertainties associated with a changing economic environment and changes in the industries in which such companies operate.

ACAB entered into non-disclosure agreements with over 20 potential transaction counterparties in addition to Abpro, and engaged in varying levels of discussions, negotiations and due diligence with respect to those companies based on, among other factors, interest from, and due diligence access granted by, such companies and the terms on which such companies were willing to consider a potential transaction with ACAB (including with respect to valuation). ACAB’s due diligence efforts with potential transaction counterparties (which included, in many instances, meetings with the senior management of the companies and their respective advisors) included, among other things, investigation and review of (depending on the company): business plan and financial projections (including assumptions, opportunities and risks underlying such plan and projections);

historical and expected financial performance; macroeconomic trends impacting the business and the industry in which the company operates; competitive positioning versus comparable companies in the applicable industry; growth opportunities; the company’s technology and potential impact from trends in the overall economy and industry in which the company operates; regulatory environment; and benefits/challenges related to such company engaging in a potential transaction with ACAB and becoming a public company. In the case of certain of these potential transaction counterparties, representatives of ACAB, in consultation with the ACAB Board, engaged in discussions regarding potential terms of a Business Combination.

ACAB ultimately determined not to proceed with any of its other potential Business Combination opportunities for a variety of reasons, including because (i) the potential counterparty pursued an alternative transaction or strategy, (ii) valuation expectations did not align between the potential counterparty and ACAB or (iii) ACAB concluded that the opportunity was not as attractive as the Abpro Business Combination opportunity, as a result of factors that included, but were not limited to, the valuation, the maturity of the counterparty, the business plan, the senior management team, the prevailing financing conditions, and the growth opportunities of the potential counterparty and the industry in which the potential counterparty operates.

On June 27, 2023, Tony Eisenberg, Chief Strategy Officer of ACAB, met Patrick Sturgeon, Managing Director at Brookline Capital Markets (“Brookline”), at an industry conference. Mr. Sturgeon mentioned to Mr. Eisenberg that Mr. Sturgeon had a compelling potential target, Abpro, for ACAB’s consideration and provided a brief overview of such target. Mr. Eisenberg agreed that this sounded interesting and further agreed to set up a call between Brookline and Shahraab Ahmad, Chief Executive Officer of ACAB.

On April 11, 2023, ACAB entered into an engagement letter with J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division (“Cohen”), pursuant to which ACAB engaged Cohen to act as its capital markets advisor.

In the several weeks following June 27, 2023, multiple calls were held between ACAB’s management team and Brookline to discuss Abpro as a potential target.

On July 19, 2023, a group call was held between Mr. Eisenberg, Ian Chan (Chief Executive Officer of Abpro), Christian Zapf (General Counsel of Abpro), and Mengsha Wang (Abpro Director of Corporate Development).

On July 20, 2023, ACAB and Abpro executed a non-disclosure agreement.

Beginning on July 21, 2023, Abpro began providing ACAB’s management access to a virtual data room in connection with ACAB’s evaluation of a potential Business Combination with Abpro.

Beginning on July 21, 2023, Abpro began providing business and financial due diligence materials to ACAB’s management in connection with ACAB’s evaluation of a potential Business Combination. On August 28, 2023, Abpro granted virtual data room access to the full ACAB team, including ACAB’s advisors. From July 21, 2023, through December 11, 2023 (the date on which the Business Combination Agreement was signed), various representatives of ACAB, including Pillsbury, Brookline and other advisors conducted legal, financial, accounting, business and tax due diligence of Abpro through a site visit, meetings, document review and numerous telephonic conferences with representatives of Abpro. Calabrese assisted with certain aspects of ACAB’s financial due diligence of Abpro, but did not otherwise play any role in the negotiation of the Business Combination.

On August 2, 2023, Mr. Chan, Mr. Zapf, Ms. Wang, Mr. Ahmad, Mr. Eisenberg, and the Brookline team held a second group call to further discuss a potential Business Combination.

Between August 5, 2023, and August 14, 2023, a series of calls were held between representatives of ACAB and Brookline to discuss potential deal terms and a draft term sheet.

On August 14, 2023, ACAB sent a draft term sheet to Brookline, which Brookline subsequently shared with Abpro. In the weeks following August 14, 2023, the parties discussed the terms of the draft term sheet.

On August 28, 2023, a group call was held between Abpro’s management and the ACAB Board, during which Abpro’s management provided an overview of Abpro and directly addressed the ACAB Board.

On September 1, 2023, ACAB shared the draft term sheet with Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”), counsel for ACAB, for Pillsbury’s review. Also on September 1, 2023, the ACAB Board held a meeting to discuss the potential Business Combination with Abpro and terms thereof.

On September 1, 2023, the ACAB Board authorized ACAB’s management to pursue and finalize a binding term sheet with Abpro.

On September 5, 2023, an all-hands call was held between Abpro’s management, ACAB’s management, Brookline, Pillsbury, and Loeb & Loeb LLP (“Loeb”), counsel for Abpro.

On September 15, 2023, ACAB and Abpro entered into a term sheet effective as of September 18, 2023. Also on September 15, 2023, a kick-off call was held between Abpro’s management, ACAB’s management, and Brookline to discuss next steps in connection with the potential Business Combination.

On September 18, 2023, ACAB representatives including Mr. Eisenberg, Jason Chryssicas (CFO), and Darren Stanwood (Director) conducted an onsite visit to Abpro, during which the ACAB representatives met members of Abpro’s management and scientific teams.

Also on September 18, 2023, a legal kick-off call was held between ACAB’s management, Abpro’s management, Pillsbury, Loeb, and Brookline to set out various timelines and responsibilities in connection with the potential Business Combination. Following this call, both ACAB and Abpro began working intensively on a potential Business Combination. ACAB’s management team was particularly focused on conducting further due diligence with respect to Abpro and began regularly updating the ACAB Board regarding a potential deal with Abpro.

On September 21, 2023, Abpro and ACAB publicly announced the potential transaction and the term sheet that was executed between the parties on September 18, 2023.

On September 23, 2023, Abpro informed ACAB that Abpro had changed its law firm from Loeb to Nelson Mullins Riley & Scarborough LLP (“Nelson Mullins”).

On October 6, 2023, Nelson Mullins, on behalf of Abpro, shared an initial draft of the Business Combination Agreement with ACAB and Pillsbury.

Beginning on November 2, 2023, ACAB’s management and Abpro’s management worked to amend the term sheet to, among other things, reduce the number of shares to be received by Abpro’s original stockholders in connection with the potential Business Combination from 72,500,000 shares to 50,000,000 shares, with the remaining shares to be received by incoming investors. The change in structure was driven by investor and market feedback. The number of shares allocated to the Sponsor pursuant to the term sheet was also reduced.

On November 2, 2023, Abpro received a report from Health Advances laying out the valuation of its two lead programs. Specifically, the report set forth a risk-adjusted present value of future revenue from both programs of approximately $1.2 billion. The report was shared with the ACAB Board, and the ACAB Board considered this report in connection with its determination of a pre-combination equity valuation of Abpro. Additionally, in considering the $500 million pre-money valuation of Abpro (which was down from the valuation for Abpro of $725 million at the time the potential transaction was first announced), the ACAB board considered, among other things, Abpro’s existing partnership agreements, including its strategic development and commercialization agreements with Celltrion Inc., a leading Korean biopharmaceutical company. Given such agreements and the ACAB Board’s view that Abpro had a promising path forward in achieving FDA approval for its drug candidates, the ACAB Board did not believe financial comparisons to otherwise similarly situated companies would provide the best means of ascertaining the valuation of Abpro.

On November 21, 2023, the ACAB Board held a meeting during which ACAB’s management and the ACAB Board discussed, among other things, certain prospective terms and conditions of the Business Combination Agreement. During such meeting, the ACAB Board unanimously agreed that ACAB should proceed with the Business Combination Agreement.

On November 22, 2023, Pillsbury provided ACAB’s management team with a Red Flags Due Diligence Report, highlighting the key issues that they identified over the course of their diligence. Pillsbury also expressed their intention to furnish updates specifically regarding the litigation section of the report.

On November 22, 2023, Pillsbury provided ACAB’s management team with a revised Red Flags Due Diligence Report, emphasizing issues in conjunction with ACAB’s advisor, Gary Sommerville’s (“Sommerville”) intellectual property report.

On November 24, 2023, the ACAB Board approved the Business Combination Agreement contingent on completion of satisfactory diligence with respect to Abpro’s outstanding litigation and the ACAB Board’s satisfactory review of Abpro’s projected cash flow for the following 12 months.

On November 28, 2023, Pillsbury provided ACAB’s management team with an addendum to the Red Flags Due Diligence Report. This addendum encompassed updates to the litigation section and highlighted issues arising from the most recent revised Business Combination Agreement.

On November 30, 2023, Pillsbury provided ACAB’s management team with a compiled version of the Red Flags Due Diligence Report, and explicitly directed its dissemination to the ACAB Board. This compiled report included updates to the litigation section and also incorporated additional insights from Sommerville, particularly focusing on recent observations related to the Company’s intellectual property.

On December 11, 2023, ACAB and Abpro executed the Business Combination Agreement and related transaction documentation. Prior to the commencement of trading of the shares of ACAB common stock on Nasdaq on December 12, 2023, ACAB filed a Current Report on Form 8-K announcing, among other things, the execution of the Business Combination Agreement.

On January 11, 2024, ACAB entered into an amended engagement letter with Cohen, pursuant to which ACAB engaged Cohen to act as its capital markets advisor in connection with the initial business combination, in exchange for the right to receive (i) 200,000 Founder Shares, such shares to be delivered following the closing of an initial business combination and (ii) a transaction fee in connection with any such offering involving Cohen equal to 4% of the gross proceeds raised in connection with such offering, subject to the terms of the amended engagement letter. The amended engagement letter with Cohen supersedes and replaces the prior engagement letter entered into on April 11, 2023.

For additional information relating to the ownership of ACAB following the Closing, see “Beneficial Ownership of Securities.”

On May 14, 2024, Holland & Knight LLP, counsel for Brookline as placement agent for ACAB, delivered an initial draft of the form of PIPE subscription agreement. From May 15, 2024 to May 20, 2024 discussions between ACAB, Abpro and their advisors ensued and the form of PIPE subscription agreement was revised. A draft of the form of PIPE subscription agreement was sent to potential investors in the PIPE Transaction for the first time on May 25, 2024. From late May 2024 through late August 2024, Brookline, ACAB and Abpro held follow-up phone calls with prospective investors in the PIPE Transaction, negotiated the terms of the PIPE subscription agreements with prospective investors and their respective counsel, and received indications of interest. On August 22, 2024, ACAB, Abpro and their advisors finalized the form of PIPE subscription agreement. On August 22, 2024, ACAB entered into Subscription Agreements with Celltrion and Abpro Bio subscribing for shares of common stock, pursuant to which the Subscribers have agreed to purchase, and ACAB has agreed to issue the Subscribers, on the Closing Date, an aggregate of 1,122,467 shares of ACAB New Common Shares, for a purchase price of $10.00 per share and an aggregate purchase price of approximately $7.0 million. In addition, Celltrion and Abpro Bio will be granted an aggregate of 2,244,934 Abpro Incentive Shares.

On September 4, 2024, ACAB, Merger Sub and the Company entered into Amendment No. 1 to the Business Combination Agreement (the “BCA Amendment”) to, among other things, provide for the issuance of 600,601 shares of common stock of the Post-Combination Company to the Sponsor in lieu of repayment of $2,000,000 of Unpaid SPAC Expenses (as defined in the Business Combination Agreement) owed to the Sponsor at the consummation of the Business Combination.

Recommendation of the ACAB Board and Reasons for the Business Combination

ACAB’s board of directors, in evaluating the Business Combination, consulted with ACAB’s management and legal and financial advisors. In reaching its unanimous resolution (i) that the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination and the issuance of shares of common stock in connection therewith, are advisable and in the best interests of ACAB and its stockholders and (ii) to recommend that the ACAB stockholders adopt the Business Combination Agreement and approve the Business Combination and the other transactions contemplated by the Business Combination Agreement, ACAB’s board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, ACAB’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. ACAB’s board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

This explanation of ACAB’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements; Summary Risk Factors; Market, Ranking and Other Industry Data.”

In approving the Business Combination, ACAB’s board of directors determined not to obtain a fairness opinion. The officers and directors of ACAB have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and sector expertise of ACAB’s financial advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, ACAB’s officers and directors and ACAB’s financial advisors have substantial experience performing valuations of companies in connection with mergers and acquisitions.

ACAB’s board of directors considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

Proprietary Antibody Platform and Robust Therapeutic Pipeline of Candidates: By leveraging its proprietary DiversImmune® and MultiMabTM antibody discovery and engineering platforms, Abpro is developing a pipeline of next-generation antibodies, both independently and through collaborations with global pharmaceutical and research institutions. Abpro’s two lead product candidates, ABP-102 and ABP-201, feature its next generation tetravalent antibody format, or TetraBi antibody format, which binds to two different targets with two distinct binding sites per target and has potential applications for a number of different diseases, including cancer;

Established Development and Commercialization Partnerships: Abpro has strategic development and commercialization partnerships with Celltrion Inc., a leading Korean biopharmaceutical company headquartered in Incheon, South Korea (KRX:068270), and Abpro Bio International, Inc. (“Abpro Bio”), a subsidiary of Abpro Bio Co. Ltd (KOSDAQ:195990), a company formerly named Ugint Co Ltd with diversified holdings in precision machine tools, equipment and biotechnology headquartered in Daegu, South Korea;

Size and Future Growth of Target Markets: Abpro’s target markets include the breast cancer monoclonal antibodies market, estimated to grow by $15 billion at a CAGR of 12.5% between 2022 and 2027 and the global oncology therapeutics market, estimated to grow to $250 billion by 2024 at a CAGR of 12%;

Potential Advantages over Approved Therapies: Abpro’s ABP-102 and ABP-201 seek to address current negative effects and/or reduced efficacy of approved therapies through unique approaches using its DiversImmune® and MultiMabTM platforms. If either of these therapies were approved, the existing market could be significantly disrupted;

Due Diligence. Due diligence examinations of Abpro by ACAB and its representatives and advisors, including Pillsbury, Calabrese, and Cantor, through meetings, document review and numerous telephonic conferences with representatives of Abpro covering various areas, including, but not limited to, legal, financial, accounting, business and tax. Scientific due diligence was performed by an independent consultant of ACAB to validate the underlying scientific data of Abpro’s portfolio;

Stockholder Liquidity. The obligation in the Business Combination Agreement to have ACAB Series A common stock issued as merger consideration listed on Nasdaq, a major U.S. stock exchange, which ACAB’s board of directors believes has the potential to offer stockholders enhanced liquidity;

Financial Condition. ACAB’s board of directors also considered factors such as Abpro’s historical financial results, outlook, financial plan, debt structure and unit economics. In considering these factors, ACAB’s board of directors reviewed Abpro’s historical growth and its current prospects for growth if Abpro achieves its business plan and various historical and current balance sheet items of Abpro. In reviewing these factors, ACAB’s board of directors noted that Abpro is well-positioned for strong future growth;

Experienced and Proven Management Team. Abpro has an experienced leadership team with significant industry know-how and deep experience in antibody discovery and development, biomarker discovery and validation, clinical development and regulatory approval, partnerships, operations, and corporate finance. The leadership team has broad industry experience from working at pharmaceutical and Biotech companies, including Celgene, NantWorks, Frequency Therapeutics and Moderna. Abpro also has a group of scientific advisors comprised of leaders in its industry across various disciplines;

Lock-Up. Certain stockholders of Abpro will agree to be subject to a 12-month lockup in respect of their ACAB Series A common stock subject to certain customary exceptions, which will provide important stability to the trading in the common stock of ACAB in the period immediately following completion of the Business Combination;

Other Alternatives. ACAB’s board of directors believes, after a thorough review of other business combination opportunities reasonably available to ACAB, that the proposed Business Combination represents the best potential business combination for ACAB and the most attractive opportunity for ACAB’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and ACAB’s board of directors’ belief that such process has not presented a better alternative; and

Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between ACAB and Abpro.

ACAB’s board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

Macroeconomic Risks. Macroeconomic uncertainty, including the potential impact of the conflicts in Ukraine and the Middle East, and the effects it could have on the Post-Combination Company’s revenues;

Business Plan and Projections May Not Be Achieved. The risk that Abpro may not be able to execute on the business plan, and realize the financial performance as set forth in the financial projections, in each case, presented to management of ACAB;

Regulatory Approvals May Not be Obtained. The risk that none of Abpro’s therapies are approved by regulatory authorities in each target market, or that material changes must be made to such therapies in order to gain regulatory approval;

Early-Stage Company and Limited Operating History. The fact that Abpro is an early-stage company with a history of losses and a limited operating history;

Technology Risk. The risks associated with operating in an industry that is characterized by rapid technological change;

Redemption Risk. The potential that a significant number of ACAB stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to ACAB’s Existing Charter, which would potentially make the Business Combination more difficult or impossible to complete;

Stockholder Vote. The risk that ACAB’s stockholders may fail to provide the respective votes necessary to effect the Business Combination;

Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within ACAB’s control;

Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

Listing Risks. The challenges associated with preparing Abpro, a private entity, for the applicable disclosure and listing requirements to which Abpro will be subject as a publicly traded company on Nasdaq;

Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

Liquidation of ACAB. The risks and costs to ACAB if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in ACAB being unable to effect a business combination by November 19, 2024;

Growth Initiatives May Not be Achieved. The risk that Abpro’s growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;

No Third-Party Valuation. The risk that ACAB did not obtain a third-party valuation or fairness opinion in connection with the Business Combination;

ACAB Stockholders Receiving a Minority Position in Abpro. The risk that ACAB stockholders will hold a minority position in Abpro; and

Fees and Expenses. The fees and expenses associated with completing the Business Combination.

In addition to considering the factors described above, ACAB’s board of directors also considered other factors including, without limitation:

Interests of Certain Persons. Some officers and directors of ACAB may have interests in the Business Combination (see “The Business Combination Agreement and Related Agreements — Interests of ACAB’s Directors and Officers in the Business Combination”); and

Other Risks Factors. Various other risk factors associated with the business of Abpro, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

ACAB’s board also considered the respective interests and conflicts of the various investment banks, consultants, and other advisors involved in the transaction, including the fact that (i) Cantor will be entitled to 600,000 shares of

ACAB Series A common stock in deferred underwriting compensation for its acting as an underwriter in the IPO, (ii) Calabrese will be entitled to a fee of $5,143 for its role as financial consultant to ACAB; and (iii) Brookline Capital Markets will be entitled to a fee equal to $500,000 for its role as financial advisor to Abpro.

ACAB’s board of directors concluded that the potential benefits that it expected ACAB and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative and other factors associated with the Business Combination. ACAB’s board of directors also noted that the ACAB stockholders would have an economic interest in the Post-Combination Company (the size of which would depend on the level of ACAB stockholders that sought redemption of their public shares into cash). Accordingly, ACAB’s board of directors unanimously determined that the Business Combination and the transactions contemplated by the Business Combination Agreement, were advisable and in the best interests of ACAB and its stockholders.

Satisfaction of 80% Test

It is a requirement under Nasdaq that the business or assets acquired in an initial business combination have a fair market value of at least 80% of the assets held in the trust account (excluding taxes payable on interest earned) at the time of the execution of a definitive agreement for an initial business combination. In connection with its evaluation and approval of the Business Combination, the ACAB Board determined that the fair market value of Abpro exceeded at least 80% of the assets held in the trust account (excluding taxes payable on interest earned) at the time of the execution of a definitive agreement for an initial business combination.

Interests of the Sponsor and ACAB’s Directors and Officers in the Business Combination

Interests of Sponsor and ACAB Directors and Officers

In considering the recommendation of the ACAB Board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, our Sponsor and certain of our directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. In certain instances, the ACAB Board had the conflicted transactions approved by the audit committee of the board in accordance with ACAB’s related party transaction policy. These interests may have influenced the members of the ACAB Board in making their recommendation that you vote in favor of the approval of the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

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the fact that the Sponsor holds an aggregate of 13,850,000 private placement warrants that would expire worthless if a business combination is not consummated, which if unrestricted and freely tradable would be valued at approximately $554,000, based on the closing price of our public warrants of $0.04 per warrant on October 9, 2024, the record date for the Special Meeting, resulting in a theoretical gain of $(13,296,000);

•	the fact that the Sponsor will, at the Closing, (i) be paid $600,000 for ACAB expenses attributed to it from the Trust Account and/or by ACAB and (ii) be issued the Additional Sponsor Shares;

•

the fact that, pursuant to the subscription agreement (the “Polar Subscription Agreement”) among ACAB, the Sponsor and Polar Multi-Strategy Master Fund (“Polar”), the Sponsor is the primary obligor for an amount up to $360,000 to be loaned to ACAB by Sponsor in one or more subsequent transactions between the Sponsor and ACAB. If the Business Combination is not consummated, the Sponsor would be liable to repay such indebtedness to Polar and ACAB may be unable to repay its obligations owing to the Sponsor;

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Abpro received a bridge loan from Shahraab Ahmad, Chief Executive Officer of ACAB in the amount of $103,000 under a promissory note issued by Abpro to Mr. Ahmad. At the earlier of the Closing or November 20, 2024, Mr. Ahmad will be repaid $206,000;

•	the fact that the Sponsor may convert any working capital loans that it has and may make to us into shares of our Series A common stock, at the price of $10.20 per share;

•	the fact that the Sponsor has agreed not to redeem any of the shares of our common stock held by it in connection with a stockholder vote to approve the Business Combination;

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the fact that our Initial Stockholders paid an aggregate of $25,000 for the Founder Shares and that such securities will have a significantly higher value at the time of the business combination, which if unrestricted and freely tradable would be valued at approximately $83,225,000, based on the closing price of our Series A common stock of $11.10 per share on October 9, 2024, the record date for the Special Meeting, resulting in a theoretical gain of $83,250,000;

•	the fact that certain of ACAB’s officers and directors collectively own, directly or indirectly, a material interest in the Sponsor;

•	the anticipated appointment of Tony Eisenberg, a member of ACAB, as director on the board of the combined company in connection with the Closing;

•	the anticipated appointment of Shahraab Ahmad, a member of ACAB, as chief financial officer of the combined company in connection with the Closing;

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if the trust account is liquidated, including in the event we are unable to complete an Initial Business Combination within the required time period, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.20 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of (a) any third party for services rendered or products sold to us or (b) a prospective target business with which we have entered into an acquisition agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the trust account;

•

the fact that our independent directors own an aggregate of 250,000 Founder Shares, which if unrestricted and freely tradeable would be valued at approximately $2,775,000, based on the closing price of our Series A common stock of $11.10 per share on October 9, 2024, the record date for the special meeting;

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the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

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the fact that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other ACAB stockholders experience a negative rate of return in the post-business combination company;

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the fact that the Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations;

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the fact that, pursuant to the Expense Advancement Agreement, ACAB has incurred debt obligations and may incur additional debt obligations prior to closing, up to $600,000, owing to the Sponsor. Upon the successful consummation of the Business Combination, such obligations may, at the option of the Sponsor, be deemed fully repaid or (ii) be applied to satisfy the Minimum Cash Condition under the Business Combination Agreement. If the Business Combination is not consummated, ACAB would be liable to repay such indebtedness to the Sponsor and ACAB may be unable to repay such obligations owing to the Sponsor;

•	the fact that the Sponsor and ACAB’s officers and directors will lose their entire investment in us if an Initial Business Combination is not completed; and

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the fact that our Sponsor, officers and directors will lose their entire investment in us if an Initial Business Combination is not completed. At the closing of the Business Combination, we anticipate the Initial Stockholders will own a combined 13,850,000 private placement warrants and 3,797,217 shares of the combined company’s common stock. Our ability to repay the loan (either in cash or, at our Sponsor’s election, through the conversion of the loan into common stock as described above) is dependent upon the completion of an Initial Business Combination.

The table set forth below sets out the total investment made by our Sponsor for the private placement warrants and the Founder Shares and the value of such securities, based on the closing price of our public warrants and our Series A common stock as of October 9, 2024:

Security	Total Capital Contribution	Value as of October 9, 2024
Private placement warrants	$13,500,000	$540,000
Founder Shares	$25,000	$79,920,000

In addition, the members of our Sponsor include our officers and directors, all of whom made a direct or indirect capital contribution in our Sponsor in exchange for their respective membership interests therein. These membership interests in our Sponsor provide our officers and directors with an indirect economic interest in the total number of private placement warrants and shares of Founder Shares anticipated to be held by our Sponsor as of the completion of the Business Combination. The table set forth below summarizes the direct or indirect interest that our officers and directors (or trusts, retirement accounts or entities related to such persons) hold in the private placement warrants and Founder Shares along with the total capital contributions made by our officers and directors (or trusts, retirement accounts or entities related to such persons) for their direct or indirect interests in the Founder Shares and the value of such interests based on the closing price of the public warrants and Series A common stock as of October 9, 2024, all of which would be lost if an Initial Business Combination is not completed by us within the required time period:

Name	Position	Total Capital Contribution	Value as of October 9, 2024
Shahraab Ahmad	Chairman and Chief Executive Officer	$4,900,000	$49,743,501.24
Anthony D. Eisenberg	Chief Strategy Officer and Director	$375,000	$4,134,155.28
Jason Chryssicas	Chief Financial Officer and Director	$250,000	$3,336,040.82
Burt Jordan	President and Director	$200,000	$3,016,795.04
Joanna Lord	Director	$—	$555,000.00
Bryan Dove	Director	$50,000	$874,245.78
Curtis Collar	Director	$—	$555,000.00
Darren Stanwood	Director	$—	$555,000.00
Dominick J. Schiano	Director	$250,000	$2,151,228.91

Except as otherwise described above, we do not believe that there are any material ACAB securities held by ACAB’s officers and directors, loans extended or fees due from ACAB to ACAB’s officers and directors, or out-of-pocket expenses for which ACAB’s officers and directors are awaiting reimbursement from ACAB.

In addition, Calabrese served as a financial consultant to ACAB in connection with the Business Combination. In addition, part of the IPO underwriting fee was deferred and conditioned on the completion of a business combination. Cantor will be entitled to 600,000 shares of the Combined Company contingent on the completion of the Business Combination.

Potential Purchases of Public Shares

In connection with the stockholder vote to approve the Business Combination, our Sponsor, directors, officers, advisors or any of their respective affiliates may privately negotiate transactions to purchase public shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Business

Combination for a per share pro rata portion of the Trust Account. There is no limit on the number of public shares our Sponsor, directors, officers, advisors or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of Nasdaq or any other exchange on which our securities may be listed. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. However, our Sponsor, directors, officers, advisors and their respective affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions. None of our Sponsor, directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such stockholder, although still the record holder of such public shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser.

In the event that our Sponsor, directors, officers, advisors or any of their respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares.

The purpose of any such purchases of public shares could be to (a) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or (b) to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met. Any such purchases of our public shares may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of our Series A Common Stock may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding ACAB or its securities, the Sponsor, directors, officers, advisors and/or any of their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of ACAB common stock or to not vote their shares against the Business Combination Proposal. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with Abpro’s consent, the transfer to such investors or holders of shares owned by the Sponsors for nominal value. In such transactions, the purchase price for the ACAB common stock will not exceed the per-share redemption amount available to redeeming stockholders. In addition, the purchasers described above will waive redemption rights, if any, with respect to the ACAB common stock they acquire in such transactions. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met, however, such purchased shares would not be voted in favor of approving the Business Combination.

Any purchases by our Sponsor, officers, directors, advisors or any of their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) of and Rule 10b-5 under the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Our Sponsor, officers, directors, advisors and any of their respective affiliates will not make purchases of Series A Common Stock if the purchases would violate Section 9(a)(2) of or Rule 10b-5 under the Exchange Act. The details of such purchases would be disclosed by ACAB in a Current Report on Form 8-K prior to the Special Meeting, and would be made in compliance with Rule 14e-5 under the Securities Exchange Act of 1934, relying on the Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022).

Interests of the Sponsor and ACAB’s Directors and Officers in the Business Combination

In considering the recommendation of the ACAB Board to vote in favor of approval of the proposals, stockholders should keep in mind that the Sponsor and ACAB’s directors and officers have interests in such proposals that are different from or in addition to (and which may conflict with) those of ACAB stockholders. ACAB’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. In certain instances, the ACAB Board had the conflicted transactions approved by the audit committee of the ACAB Board in accordance with ACAB’s related party transaction policy. These interests may have influenced the members of the ACAB Board in making their recommendation that you vote in favor of the approval of the Business Combination. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

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If the Business Combination with Abpro or another business combination is not consummated within the Completion Window, ACAB will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the ACAB Board, dissolving and liquidating. In such event, the 7,200,000 Founder Shares held by the Sponsor which were acquired for an aggregate purchase price of $25,000 prior to the ACAB IPO, along with 250,000 Founder Shares held by certain of ACAB’s directors, would be worthless because those holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $2,775,000 based upon the closing price of $11.10 per share of Series A common stock on Nasdaq on October 9, 2024, the ACAB Record Date.

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The Sponsor purchased an aggregate of 13,850,000 private placement warrants from ACAB for an aggregate purchase price of $13,850,000 (or $1.00 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the ACAB IPO and the subsequent exercise of their over-allotment option by the Underwriters. A portion of the proceeds ACAB received from these purchases were placed in the trust account. Such warrants had an aggregate market value of $540,000 based upon the closing price of $0.04 per public warrant on Nasdaq on October 9, 2024, the ACAB Record Date. The private placement warrants will become worthless if ACAB does not consummate a Business Combination within the Completion Window.

•	The Sponsor will at the Closing, (i) be paid $600,000 for ACAB expenses attributed to it from the Trust Account and/or by ACAB and (ii) be issued the Additional Sponsor Shares.

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Abpro received a bridge loan from Shahraab Ahmad, Chief Executive Officer of ACAB in the amount of $103,000 under a promissory note issued by Abpro to Mr. Ahmad. At the earlier of the Closing or November 20, 2024, Mr. Ahmad will be repaid $206,000.

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Each of ACAB’s officers and certain of ACAB’s directors hold a direct or indirect interest in the Sponsor, which interest will become worthless if ACAB does not consummate a business combination within the Completion Window.

•	The Sponsor has agreed not to redeem any of the Founder Shares held by it in connection with a stockholder vote to approve the Business Combination.

•	The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other ACAB stockholders experience a negative rate of return in the Post-Business Combination company.

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Mr. Ahmad will become Chief Financial Officer of the Post-Combination Company after the Closing. As such, in the future, he may receive any cash fees, stock options or stock awards that the Board determines to pay to its executive officers.

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Mr. Eisenberg will become a director of the Post-Combination Company after the Closing. As such, in the future, he may receive any cash fees, stock options or stock awards that the Board determines to pay to its directors.

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If ACAB is unable to complete a business combination within the Completion Window, its executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by ACAB for services rendered or contracted for or products sold to ACAB. If ACAB consummates a business combination, on the other hand, ACAB will be liable for all such claims.

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ACAB’s directors and officers, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on ACAB’s behalf, such as identifying and investigating possible business targets and business combinations. However, if ACAB fails to consummate a business combination within the Completion Window, they will not have any claim against the trust account for reimbursement. Accordingly, ACAB may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window.

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On October 14, 2023 and November 14, 2023, ACAB issued unsecured promissory notes (the “2023 Notes”) to the Sponsor in the aggregate principal amounts of $80,000 and $80,000, respectively, in connection with monthly extensions of the deadline to consummate an initial business combination. In the event that ACAB does not consummate an initial business combination, all amounts loaned to ACAB under the 2023 Notes will be forgiven except to the extent that ACAB has funds available to it outside of its trust account established in connection with the ACAB IPO.

•	As of June 30, 2024 and December 31, 2023, the Sponsor advanced the Company $2,225,051 and $1,655,000, respectively, and is reflected in the condensed consolidated balance sheets.

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On May 30, 2024, the Company and the Sponsor entered into an expense advancement agreement (the “Expense Advancement Agreement”), pursuant to which the Sponsor has agreed to advance to the Company up to $600,000 in the aggregate, including previous amounts advanced from the Sponsor to the Company, on an interest-free basis as may be necessary to cover working capital expenses, fund certain redemptions of the Company’s common stock and cover costs and expenses in connection with the consummation of the Company’s proposed business combination with. Each advance under the Expense Advancement Agreement will be evidenced by a promissory note, the form of which is included as an exhibit to the Expense Advancement Agreement. This agreement replaces the previous Extension Promissory Notes in the aggregate amount of $160,000. As of this filing, ACAB has borrowed $160,000 under the Expense Advance Agreement, with $440,000 available for withdrawal.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance for six years after the Closing Date.

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Part of the IPO underwriting fee was deferred and conditioned on the completion of a Business Combination. Pursuant to a fee letter with Cantor, no fees payable to Cantor are contingent on the completion of the Business Combination, except 600,000 shares of the Post-Combination Company.

•

The Sponsor is the primary obligor for an amount up to $360,000 due under the Polar Subscription Agreement, to be loaned to ACAB by the Sponsor in one or more subsequent transactions between the Sponsor and ACAB. If the Business Combination is not consummated, the Sponsor would be liable to repay such indebtedness to Polar and ACAB may be unable to repay its obligations owing to the Sponsor.

•

ACAB has incurred debt obligations and may incur additional debt obligations prior to closing, up to $600,000, owing to the Sponsor under the Expense Advancement Agreement. Upon the successful consummation of the Business Combination, such obligations may, at the option of the Sponsor, be deemed fully repaid or (ii) be applied to satisfy the Minimum Cash Condition under the Business Combination Agreement. If the Business Combination is not consummated, ACAB would be liable to repay such indebtedness to the Sponsor and ACAB may be unable to repay such obligations owing to the Sponsor.

Interests of Abpro Directors and Executive Officers in the Business Combination

In considering the recommendation of the ACAB Board to vote in favor of approval of the proposals, ACAB stockholders should keep in mind that Abpro’s directors and officers have interests in such proposals that are different from or in addition to (and which may conflict with) those of ACAB stockholders. These interests include, among other things, the interests listed below:

•

Certain of Abpro’s directors and executive officers will serve as officers and directors of the Post-Combination Company following the consummation of the Business Combination. Specifically, the following individuals who are currently executive officers of Abpro are expected to become executive officers of the Post-Combination Company upon the Closing, serving in the offices set forth opposite their names below:

Name	Position
Ian Chan	Chief Executive Officer
Robert J. Markelewicz, Jr., M.D., M.M.Sc.	Chief Medical Officer
Miles Suk	Co-Chief Executive Officer

•

In addition, the following individuals who are currently members of the Abpro board of directors are expected to become members of the Post-Combination Company board of directors upon the Closing: Ian Chan and Jin Wook (Miles) Suk.

•

Under the terms of the Business Combination Agreement, from and after the consummation of the Business Combination, the Post-Combination Company will indemnify certain persons, including Abpro’s directors and executive officers.

•

As of the date of the Business Combination Agreement, certain of Abpro’s executive officers and directors held Abpro options. The treatment of such options in connection with the Business Combination is described in “The Business Combination Agreement and Related Agreements—Merger Consideration.” The holding of such awards by such executive officers and directors as of September 30, 2023 is set forth in the table below.

	Abpro Options
Executive Officers and Directors	Vested	Unvested
Ian Chan	1,229,592	456,251
Robert J. Markelewicz, Jr., M.D., M.M.Sc.	352,799	19,099
Richard J. Mitrano	—	—
Christian Zapf	137,395	67,605
Eugene Y. Chan, M.D.	1,314,202	877,701
Jin Wook (Miles) Suk	—	—
Robert S. Langer, Sc.D.	143,648	70,834
Mark Tang	23,958	6,042

Members of the Abpro Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and the Business Combination Agreement.

Potential Purchases of Public Shares

In connection with the stockholder vote to approve the Business Combination, our Sponsor, directors, officers, advisors or any of their respective affiliates may privately negotiate transactions to purchase Public Shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the trust account. There is no limit on the number of Public Shares our Sponsor, directors, officers, advisors or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of Nasdaq or any other exchange on which our securities may be listed. Any such privately negotiated purchases may be affected at purchase prices that are in excess of the per share pro rata portion of the trust account. However, our Sponsor, directors, officers, advisors and their respective affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase Public Shares in such transactions. None of our Sponsor, directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such Public Shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such stockholder, although still the record holder of such Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser.

In the event that our Sponsor, directors, officers, advisors or any of their respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares.

The purpose of any such purchases of Public Shares could be to (a) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or (b) to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met. Any such purchases of our Public Shares may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of our Series A common stock may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Our Sponsor, officers, directors, advisors or any of their respective affiliates anticipate that they may identify the stockholders with whom our Sponsor, officers, directors, advisors or any of their respective affiliates may pursue privately negotiated purchases by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders following our mailing of proxy materials in connection with the Business Combination. To the extent that our Sponsor, officers, directors, advisors or any of their respective affiliates enter into a privately negotiated purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the Business Combination, whether or not such stockholder has already submitted a proxy with respect to the Business Combination but only if such shares have not already been voted at the stockholder meeting related to the Business Combination. Our Sponsor, officers, directors, advisors or any of their respective affiliates will select which stockholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will only purchase Public Shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by our Sponsor, officers, directors, advisors or any of their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under

Section 9(a)(2) of Rule 10b-5 under the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Our Sponsor, officers, directors, advisors and any of their respective affiliates will not make purchases of Series A common stock if the purchases would violate Section 9(a)(2) of or Rule 10b-5 under the Exchange Act.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless an HSR Notification and Report Form has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC by each party and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. In April 2024, ACAB and Abpro filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. The HSR waiting period expired in May 2024.

At any time before or after consummation of the Business Combination, notwithstanding expiration or termination of the waiting period under the HSR Act, the Antitrust Division or the FTC, or any state, foreign or other governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets or other remedies, and/or subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. ACAB cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, ACAB cannot assure you as to its result.

PUBLIC TRADING MARKETS

ACAB’s Series A common stock is listed on Nasdaq under the symbol “ACAB”. ACAB’s public warrants are listed on Nasdaq under the symbol “ACABW”. ACAB’s units are listed on Nasdaq under the symbol “ACABU”. Following the Business Combination, the Post-Combination Company’s Series A common stock (including common stock issuable in the Business Combination) will be listed on Nasdaq under the symbol “ABP”.

THE BUSINESS COMBINATION AGREEMENT AND RELATED AGREEMENTS

This section describes the material terms of the Business Combination Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Business Combination Agreement that is important to you. You are encouraged to read the Business Combination Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about ACAB or Abpro. Such information can be found elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to ACAB prior to the consummation of the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules delivered by each of ACAB and Abpro to each other (the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders, and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about ACAB, Merger Sub, the Sponsor, Abpro or any other matter.

The Business Combination Agreement

Structure of the Business Combination

On December 11, 2023, ACAB entered into a Business Combination Agreement with Abpro and Merger Sub, pursuant to which Merger Sub will merge with and into Abpro, with Abpro surviving as a wholly-owned subsidiary of ACAB. In connection with the consummation of the Business Combination, ACAB will change its corporate name to “Abpro Holdings, Inc.” The respective boards of directors of ACAB and Abpro have duly approved the Business Combination Agreement and the transactions.

Consideration to Abpro’s Stockholders

Pursuant to the Business Combination Agreement, at the Effective Time:

•

Each outstanding share of Abpro common stock will be cancelled and converted into (i) the right to receive a pro rata share of 72.5 million shares of Series A Common Stock (22.5 million of which shares will be set aside and equally divided among the Sponsor, Abpro and Abpro Bio Co., Ltd. for each such party to use in the PIPE Financing or to obtain capital for ACAB or the Surviving Company (such shares, the “Abpro Incentive Shares”). Any of the Abpro Incentive Shares that are not used or allocated by the Sponsor, Abpro or Abpro Bio Co., Ltd. by the Closing shall be deemed forfeited and shall not be issued to any other party) (ii) the right to receive a pro rata portion of up to 14,500,000 additional shares of Series A Common Stock (the “Earn-out Shares”), to be earned 1/3 if the volume weighted average price (“VWAP”) of the Post-Combination Company’s stock is above $13.00 for any 20 trading days within any consecutive 30 trading day period; 1/3 if such VWAP is above $15.00; and 1/3 if such VWAP is above $18.00, at any point prior to the fifth anniversary of the Closing Date.

•

Each outstanding Abpro option will be converted into an option to purchase a number of shares of Series A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Abpro common stock subject to such option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, at an exercise price per share equal to the current exercise price per share for such option divided by the Exchange Ratio (rounded up to the nearest whole cent).

•

Each outstanding Abpro RSU (whether vested or unvested) will be converted into restricted shares of Series A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Abpro common stock subject to such RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio.

•

Prior to closing, each outstanding share of Abpro preferred stock will be converted into shares of Abpro common stock in accordance with its terms, equal to the number of shares of Abpro common stock obtained by dividing the liquidation preference of such share of Abpro preferred stock by the Exchange Ratio.

Following the Merger, it is contemplated that the Post-Combination Company will have a single class of common stock. The consideration described in the foregoing bullets and as set forth in the table below is collectively referred to as the “Business Combination Consideration.”

Type of Security	Number Issuable	Recipients
Series A Common Stock (issued at Closing)	19,362,888	Holders of Abpro Common Stock
Series A Common Stock (issued at Closing)	20,050,612	Holders of Abpro Preferred Stock
Series A Common Stock (upon attainment of First Share Target)	4,833,333	Holders of Abpro Common Stock
Series A Common Stock (upon attainment of Second Share Target)	4,833,333	Holders of Abpro Common Stock
Series A Common Stock (upon attainment of Third Share Target)	4,833,333	Holders of Abpro Common Stock
Options to purchase shares of Series A Common Stock	10,530,672	Holders of Abpro options
RSUs	55,828	Holders of Abpro RSUs

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the completion of the Business Combination, including the Sponsor Letter Agreement, the Sponsor Support Agreement, the Abpro Support Agreements and the Lockup Letter. See “ — Related Agreements” for more information.

Conditions to the Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction (or, if permitted by applicable law, waiver by the party for whose benefit such condition exists) of the following conditions:

•

each applicable waiting period (and any extensions thereof, or any timing agreements, understandings or commitments obtained by request or other action of the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice, as applicable) or consent under the HSR Act shall have expired, been terminated or obtained (or deemed, by applicable law, to have been obtained), as applicable;

•

no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the Business Combination Agreement (including the Closing) being in effect;

•

this proxy statement/prospectus becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to this proxy statement/prospectus, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

•	the stockholders of Abpro shall have approved the Business Combination Agreement and related transactions via written consent;

•

adoption and approval of the Business Combination Agreement, the ancillary documents, and the transactions and proposals contemplated thereby, in each case by the requisite vote of ACAB’s stockholders in accordance with the DGCL and ACAB’s governing documents (the “ACAB Stockholder Approval”);

•

ACAB’s initial listing application with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement being approved and, immediately following the Effective Time, ACAB satisfying any applicable initial and continuing listing requirements of Nasdaq, and ACAB not having received any notice of non-compliance in connection therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the Series A Common Stock (including the shares of Series A Common Stock to be issued in connection with the Business Combination) having been approved for listing on Nasdaq; and

•

after giving effect to the transactions contemplated by the Business Combination Agreement (including any ACAB stockholder redemption), the Post-Combination Company having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Other Conditions to the Obligations of the SPAC Parties

The obligations of ACAB and Merger Sub (together, the “SPAC Parties”) to consummate the transactions contemplated by the Business Combination Agreement (including the Closing) are subject to the satisfaction (or, if permitted by applicable law, waiver by ACAB on behalf of itself and Merger Sub) of the following further conditions:

•

(i) the Company Fundamental Representations (as defined in the Business Combination Agreement) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of such earlier date) and (ii) the other representations and warranties shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of such earlier date), except, in the case of this clause (ii), where the failure of such representations and warranties to be true and correct, taken as a whole, does not, and would not reasonably be expected to, cause a Company Material Adverse Effect (as defined in the Business Combination Agreement);

•

Abpro having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing;

•	the Abpro Preferred Stock conversion having been duly authorized;

•	since the date of the Business Combination Agreement, no Company Material Adverse Effect having occurred that is continuing;

•

at or prior to the Closing, ACAB having received a certificate duly executed by an authorized officer of Abpro, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) of the Business Combination Agreement are satisfied;

•	each Ancillary Document to which Abpro is or is to be a party having been executed and delivered by Abpro and is in full force and effect; and

•	each of the agreements set forth on Section 6.2(g) of the Company Disclosure Schedule having been terminated as of immediately prior to Closing.

Other Conditions to the Obligations of Abpro

The obligations of Abpro to consummate the transactions contemplated by the Business Combination Agreement (including the Closing) are subject to the satisfaction (or, if permitted by applicable law, waiver by Abpro) of the following further conditions:

•

(i) the SPAC Fundamental Representations (as defined in the Business Combination Agreement) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) as of such earlier date) and (ii) the representations and warranties of the SPAC Parties (as defined in the Business Combination Agreement) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) as of such earlier date), except, in the case of this clause (ii), where the failure of such representations and warranties to be true and correct, taken as a whole, does not, and would not reasonably be expected to, cause a SPAC Material Adverse Effect (as defined in the Business Combination Agreement);

•

the SPAC Parties having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Business Combination Agreement at or prior to the Closing;

•	there being at least $8,700,000 in Available Cash.

•	the Employment Agreements of certain executives of Abpro having been signed and delivered;

•	since the date of the Business Combination Agreement, no SPAC Material Adverse Effect having occurred that is continuing;

•

at or prior to the Closing, ACAB shall have delivered, or caused to be delivered, to the Company a certificate duly executed by an authorized officer of ACAB, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(d) of the Business Combination Agreement are satisfied; and

•	each Ancillary Document to which ACAB or Sponsor is or is to be a party having been executed and delivered by ACAB or Sponsor and is in full force and effect.

Representations and Warranties

Representations and Warranties of Abpro

Under the Business Combination Agreement, Abpro made various representations and warranties to ACAB that are subject, in some cases, to specified exceptions and qualifications contained in the Business Combination Agreement or in the disclosure schedule that Abpro delivered to ACAB in connection with the Business Combination Agreement. These representations and warranties relate to, among other things: organization and qualification; capitalization; authority; Abpro’s subsidiaries; financial statements; the absence of undisclosed liabilities; consents and requisite government approvals; permits; material contracts; absence of material changes; litigation; compliance with applicable law; employee benefit plans; environmental matters; intellectual property; labor matters; insurance; tax matters; brokers; real and personal property; transactions with affiliates; data privacy and security; compliance with international trade and anti-corruption laws; information supplied; health and drug regulatory compliance; investigation; and the Investment Company Act.

Representations and Warranties of the SPAC Parties

Under the Business Combination Agreement, the SPAC Parties made various representations and warranties to Abpro that are subject, in some cases, to specified exceptions and qualifications contained in the Business Combination Agreement or in the disclosure schedule that Abpro delivered to ACAB in connection with the Business Combination Agreement. These representations and warranties relate to, among other things: organization and qualification; authority; consents and requisite government approvals; brokers; information supplied; capitalization; SEC filings; the Trust Account; transactions with affiliates; litigation; compliance with applicable law; activities by Merger Sub; internal controls over financial reporting and other financial disclosure compliance requirements; compliance with Nasdaq listing requirements; financial statements; the absence of undisclosed liabilities; employee matters; tax matters; investigation; business activities; the Investment Company Act; and the JOBS Act.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Abpro and the SPAC Parties are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Abpro and the SPAC Parties are qualified in whole or in part by certain “material adverse effect” standards for purposes of determining whether a breach of such representations and warranties has occurred (and for purposes of determining whether certain conditions to Closing have been satisfied, as discussed above in “— Conditions to Closing of the Business Combination”).

Pursuant to the Business Combination Agreement, a “Company Material Adverse Effect” means any state of facts, event, change, effect, occurrence, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or condition (financial, regulatory, clinical or otherwise) of Abpro, or (b) the ability of Abpro to consummate the Merger; provided, however, in the case of clause (a), none of the following will be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur: any adverse state of facts, event, change, effect, occurrence, circumstance or development arising from or related to (i) general business or economic conditions in or affecting the United States, European Union or Australia, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States, European Union or any other country, including the engagement by the United States, European Union or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States, European Union or any other country or region in the world, or changes therein, including changes in interest rates in the United States, European Union or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable laws or

GAAP after the date of the Business Combination Agreement, (v) any state of facts, event, change, effect, occurrence, circumstance or development that is generally applicable to the industries or markets in which Abpro or its subsidiaries operate, (vi) subject to certain exceptions, the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of Abpro with employees, contingent workers, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, or other third parties related thereto, (vii) any failure by Abpro or its subsidiaries to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States, European Union or any other country or region in the world, or any escalation of the foregoing; provided, however, that any state of facts, event, change, effect, occurrence, circumstance or development resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, the same has a material and disproportionate adverse effect on Abpro relative to other participants operating in the industries or markets in which Abpro and its subsidiaries operate.

Pursuant to the Business Combination Agreement, a “SPAC Material Adverse Effect” means any state of facts, event, change, effect, occurrence, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or condition (financial, regulatory or otherwise) of the SPAC Parties, taken as a whole, or (b) the ability of ACAB or Merger Sub to consummate the Merger; provided, however, in the case of clause (a), none of the following will be taken into account in determining whether a SPAC Material Adverse Effect has occurred or would be reasonably expected to occur: any adverse state of facts, event, change, effect, occurrence, circumstance or development (regardless of materiality) arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable laws or GAAP after the date of the Business Combination Agreement, (v) any event, change, effect, occurrence, circumstance or development that is generally applicable to the industries or markets in which any SPAC Party operates, (vi) subject to certain exceptions, the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of any SPAC Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto, (vii) any failure by any SPAC Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemic (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing, (ix) any state of facts, event, change, effect, occurrence, circumstance or development relating to Abpro or the Abpro stockholders, or (x) any ACAB Stockholder Redemption, in and of itself, or (xi) subject to certain exceptions, any breach of any covenants, agreements or obligations of a PIPE investor under a subscription agreement (including any breach of any PIPE investor’s obligations to fund its commitment thereunder when required); provided, however, that any state of facts, event, change, effect, occurrence, circumstance or development resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a SPAC Material Adverse Effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, the same has a material and disproportionate adverse effect on the SPAC Parties, taken as a whole, relative to other SPACs operating in the industries in which the SPAC Parties operate.

Covenants of the Parties

Covenants of Abpro

Abpro made certain covenants under the Business Combination Agreement, including, among others, the following:

•

Subject to certain exceptions, prior to the Closing, Abpro shall, operate its business in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization, assets, properties and material business relations.

•	Subject to certain exceptions, prior to the Closing, Abpro shall not do any of the following:

•	declare, set a record date for, set aside, make or pay any non-cash distribution in respect of, or repurchase, any equity securities of Abpro;

•

merge, consolidate, combine or amalgamate with any person or purchase or otherwise acquire any corporation, partnership, limited liability company, joint venture, association, or other business entity or organization or division thereof;

•

adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any equity securities of Abpro or issue any other security in respect of, in lieu of or in substitution for Abpro’s equity securities;

•	adopt or propose any amendments, supplements, restatements or modifications to Abpro’s governing documents (except as required to effect the conversion of the Abpro Preferred Stock);

•

(a) sell, assign, transfer, convey, abandon, lease, license, allow to lapse or expire or otherwise dispose of any material assets or properties (including the leased real property but excluding intellectual property rights), other than obsolete assets or properties or in the ordinary course of business; or (b) create, subject to or incur any lien (other than certain permitted liens) in respect of any material assets or properties (including the leased real property but excluding intellectual property rights);

•

transfer, issue, deliver, sell, pledge, grant or otherwise directly or indirectly dispose of, or subject to a lien, (a) any equity securities of Abpro, or (b) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating Abpro to transfer, issue, deliver, sell, pledge, grant or otherwise directly or indirectly dispose of, or subject to a lien, any equity securities of Abpro (provided that Abpro may grant equity securities to current and new employees pursuant to the existing Abpro equity incentive plan, subject to Abpro providing ACAB and its legal counsel with prior notice and an opportunity to review the proposed grants at least five (5) business days prior to any proposed approval);

•

incur, create, assume or otherwise become liable for (whether directly, contingently or otherwise), or guarantee for the benefit of another person, any indebtedness in excess of $500,000 (other than equipment financing and trade payables incurred in the ordinary course of business), individually or in the aggregate;

•

enter into, amend, modify, waive any material benefit or right under, novate, assign, assume or terminate or rescind any material contract (excluding any expiration or automatic extension or renewal of any such material contract pursuant to its terms or entering into additional work orders pursuant to, and in accordance with the terms of, any material contract);

•

make any loans, advances or capital contributions of money or other property to, or guarantees for the benefit of, or any investments in, any person, in excess of $250,000, individually or in the aggregate, other than (a) the reimbursement of expenses of employees in the ordinary course of business, and (b) prepayments and deposits to suppliers of Abpro in the ordinary course of business;

•

except pursuant to the Business Combination Agreement and as required under the terms of any employee benefit plan, (i) amend or modify in any material respect, adopt, enter into, terminate or rescind any material employee benefit plan or any benefit or compensation plan, policy, program or contract that would be an employee benefit plan if in effect as of the date of the Business Combination Agreement, (ii) increase or agree to increase the compensation or bonus payable, or pay or agree to pay any bonus, to any current or former key employee or contingent worker, other than, in each case, individual annual and merit-based raises of up to 10% in the salary or wages of any such key employee or contingent worker and bonus payments made in the ordinary course of business and consistent with past practice, as applicable, (iii) take any action to accelerate any payment, right to payment or benefit, or the vesting or funding of any payment, right to payment or benefit, payable or to become payable to any current or former key employee or contingent worker, (iv) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former key employee, (v) increase the severance or change in control pay or benefits of, any current or former executive director, manager, officer or employee, or (vi) hire or terminate (other than for cause) or furlough the employment of key employee (or person who would be a key employee, were they hired by Abpro), or terminate any group of employees if such group termination would trigger the U.S. Worker Adjustment and Retraining Notification Act of 1988;

•

enter into, assume, assign, amend any material term of or terminate (excluding any expiration in accordance with its terms) any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which it is a party or by which it is bound, other than in the ordinary course of business consistent with past practice;

•

make, change or revoke any material tax election or material tax accounting method, file any material tax return in a manner materially inconsistent with past practice, amend any material tax return, enter into any agreement with a governmental entity with respect to a material amount of taxes, settle or compromise any claim or assessment by a governmental entity in respect of any material amount of taxes, surrender any right to claim a refund of a material amount of taxes, consent to any extension or waiver of the statutory period of limitation applicable to any material tax claim or assessment (other than an extension or waiver that arises pursuant to an extension to file a Tax Return obtained in the ordinary course of business) or enter into any tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to taxes);

•

waive, release, compromise, settle or satisfy any pending or threatened claim or compromise or settle any liability, whether by contract or otherwise, the performance of which would, at any time, (a) involve the payment of more than $250,000 in the aggregate, (b) impose any material, non-monetary obligations on it (or ACAB or any of its affiliates after the Closing), (c) require it to accept or concede material injunctive relief or (d) involve a governmental entity or alleged criminal wrongdoing;

•

authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

•

change Abpro’s accounting principles, policies, procedures, practices or methods in any material respect, or make any change which would materially affect the reported consolidated assets, liabilities or results of operations of Abpro, other than changes that are made in accordance with GAAP or Public Company Accounting Oversight Board (“PCAOB”) standards;

•

enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any broker fee, finder’s fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

•

enter into any contract or other arrangement that materially restricts Abpro or its affiliates’ ability to engage or compete in any material line of business or enter into a new material line of business;

•

make any capital expenditure that in the aggregate exceeds $1,000,000, other than any capital expenditure (or series of related capital expenditures) consistent with the capital expenditures budget set forth in Abpro’s disclosure schedules to the Business Combination Agreement;

•

voluntarily fail to maintain in full force and effect material insurance policies covering Abpro and its affiliates and their respective properties, assets and businesses in a form and amount consistent with past practice;

•

enter into any transaction or amend in any material respect any existing contract with any Company Related Party, as defined in the Business Combination Agreement, excluding, to the extent permitted under the Business Combination Agreement, ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses;

•

sell, assign, transfer, convey, abandon, lease, license, or otherwise dispose of, or create or incur any lien (other than certain permitted liens) on, any intellectual property rights, except granting non-exclusive licenses pursuant to material transfer agreements, contract research agreements, clinical trial agreements or services or supply agreements in which research, development, clinical trials or supply services are being performed for Abpro or other Contracts containing non-exclusive licenses, in each case, that are entered into by Abpro in the ordinary course of business and where the grant of rights to use any such intellectual property are incidental, and not material to, any performance under each such agreement;

•

allow to lapse or expire or fail to take any action necessary to maintain any intellectual property rights, except with respect to intellectual property rights that in the reasonable judgment of management of Abpro are immaterial to the business of Abpro; or

•	enter into any contract to take, or cause to be taken, or otherwise become obligated to take, any of the actions set forth in the foregoing.

•

Prior to the Closing, Abpro shall not, and shall direct its respective representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any equity securities of Abpro (or any affiliate or successor of Abpro); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any person to do or seek to do any of the foregoing. Abpro agrees to (A) notify ACAB promptly upon any SPAC Party obtaining any SPAC Acquisition Proposal, and to describe the terms and conditions of any such SPAC Acquisition Proposal in reasonable detail (including the identity of any Person making such SPAC Acquisition Proposal), and (B) keep ACAB reasonably informed on a reasonably current basis of any modifications to such offer or information. A “Company Acquisition Proposal” means any transaction or series of related transactions under which any person(s), directly or indirectly, acquires or otherwise purchases Abpro or all or substantially all of the assets or business of Abpro (whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or any material equity or similar investment in Abpro, excluding (i) the Business Combination Agreement, the ancillary documents and the transactions contemplated thereby, (ii) the issuance of options in the ordinary course of business, and (iii) a capital raise.

•

As promptly as reasonably practicable (and in any event within 48 hours) following the time at which the registration statement of which this proxy statement/prospectus forms a part is declared effective under the Securities Act, Abpro is required to obtain and deliver to ACAB a true and correct copy of the Abpro Stockholder Approval, and through its board of directors, will recommend to the Abpro stockholders, the approval and adoption of the Business Combination Agreement, the ancillary documents to which Abpro is or will be a party, the amendment to Abpro’s charter to permit the conversion of the Abpro Preferred Stock, and the transactions contemplated thereby.

•

Subject to certain exceptions, at or prior to the Closing, Abpro will purchase and maintain in effect for a period of six years after the Effective Time, without lapses in coverage, a “tail” policy or policies providing liability insurance coverage for Abpro’s directors and officers with respect to any acts, errors or omissions occurring on or prior to the Effective Time.

•	Abpro will use commercially reasonable efforts to obtain from all Abpro stockholders who have not previously entered into an Abpro Support Agreement, Abpro Support Agreements prior to the Closing.

Covenants of ACAB

ACAB made certain covenants under the Business Combination Agreement, including, among others, the following:

•

As promptly as practicable after the registration statement of which this proxy statement/prospectus forms a part is declared effective under the Securities Act, ACAB will (i) duly give notice of, convene and hold, the Special Meeting for the purposes of obtaining the ACAB Stockholder Approval; and (ii) through the Board, recommend to its stockholders the adoption and approval of the Business Combination Agreement, the ancillary documents, and the transactions and proposals contemplated thereby. The Board will not (and no committee thereof will) withdraw or modify such recommendation, except that, if the Board, after consultation with its legal counsel, determines in good faith that failure to withdraw or modify the Board Recommendation would be inconsistent with the Board’s fiduciary duties to its stockholders under applicable law, then the Board may make an ACAB Change in Recommendation so long as ACAB provides Abpro with at least 48 hours’ advance written notice of such withdrawal or modification.

•

As promptly as reasonably practicable (and in any event within one business day) following the date of the Business Combination Agreement, ACAB, as the sole stockholder of Merger Sub, will approve and adopt the Business Combination Agreement, the ancillary documents to which Merger Sub is or will be a party and the transactions contemplated thereby.

•	Subject to certain exceptions, prior to the Closing, ACAB will not, and will cause its subsidiaries not to, do any of the following:

•

seek an approval from the pre-Closing ACAB stockholders, or otherwise adopt any amendments, supplements, restatements or modifications to its trust agreement or the governing documents of any SPAC Party or any of their subsidiaries;

•

declare, set aside, make or pay any dividends on or make any other distribution or payment in respect of, any equity securities of ACAB or any of its subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any issued and outstanding equity securities of ACAB or any of its subsidiaries, as applicable;

•	split, combine or reclassify any of its capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

•	incur, create, guarantee or assume (whether directly, contingently or otherwise) any indebtedness except for indebtedness for borrowed money in an amount not to exceed $1,000,000 in the aggregate;

•	make any loans or advances to, or capital contributions in, any other person, other than to, or in, ACAB or any of its subsidiaries;

•	issue any equity securities of ACAB or any of its subsidiaries or grant any options, warrants or stock appreciation rights with respect to equity securities of ACAB or any of its subsidiaries;

•

enter into, renew, modify or revise any ACAB related party transaction (or any contract or agreement that if entered into prior to the execution and delivery of the Business Combination Agreement would be a ACAB related party transaction), other than the entry into any contract with a ACAB related party with respect to the incurrence of indebtedness permitted by the Business Combination Agreement;

•

engage in any activities or business, or incur any material liabilities, other than with respect to any activities, businesses or liabilities that are (i) permitted or contemplated by or (ii) liabilities incurred in connection with, the Business Combination Agreement or any ancillary document, or in connection with or incidental or related to ACAB’s continuing corporate (or similar) existence or it being (or continuing to be) a public company listed on Nasdaq, or (iii) administrative or ministerial in nature and not material;

•

authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving ACAB or its subsidiaries;

•

enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

•

make, change or revoke any material tax election or material tax accounting method, file any material tax return in a manner materially inconsistent with past practice, amend any material tax return, enter into any agreement with a governmental entity with respect to a material amount of taxes, settle or compromise any claim or assessment by a governmental entity in respect of any material amount of taxes, surrender any right to claim a refund of a material amount of taxes, consent to any extension or waiver of the statutory period of limitation applicable to any tax claim or assessment (other than an extension or waiver that arises pursuant to an extension to file a Tax Return obtained in the ordinary course of business), or enter into any tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to taxes);

•	waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened proceeding);

•

make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices except changes that are made (i) in accordance with PCAOB standards, or (ii) as required by any securities law or any order, directive, guideline, recommendation, statement, comment or guidance issued, passed, approved, published, promulgated or released by, the SEC, following reasonable prior consultation with Abpro;

•	make or permit to be made any distribution of amounts held in Trust Account (other than interest income earned on the funds held therein as permitted by ACAB’s trust agreement);

•	create any new subsidiary;

•

(a) merge, consolidate, combine or amalgamate with any person, or (b) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity securities in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, limited liability company, joint venture, association or other business entity or organization or division thereof; or

•	enter into any contract to take, or cause to be taken, any of the actions set forth in the foregoing.

•

ACAB shall use its reasonable best efforts to: (i) cause the Series A Common Stock issuable in accordance with the Business Combination Agreement to be approved for listing on Nasdaq; (ii) satisfy all applicable initial and continuing listing requirements of Nasdaq; (iii) cause the name of ACAB to be changed to “Abpro Holdings, Inc.” with effect from the Closing; and (iv) cause the trading symbol under which the Series A Common Stock is listed for trading on Nasdaq to be changed to “ABP” and have the Series A Common Stock listed for trading with such trading symbol.

•

At the Closing, ACAB shall (i) cause the documents, certificates and notices required to be delivered to the trustee pursuant to the trust agreement pertaining to Trust Account to be so delivered and (ii) make all appropriate arrangements to cause such trustee to (A) pay as and when due all amounts payable to any Public Stockholders who elect to redeem their Public Shares, (B) pay any amounts due to the underwriters of the Initial Public Offering for their deferred underwriting commissions as set forth in such trust agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to ACAB in accordance with such trust agreement. After compliance with the foregoing, the Trust Account shall terminate.

•

Subject to certain exceptions, at or prior to the Closing, ACAB will purchase and maintain in effect for a period of six years after the Effective Time, without lapses in coverage, a “tail” policy providing liability insurance coverage for ACAB’s directors and officers with respect to any acts, errors or omissions occurring on or prior to the Effective Time.

•

Prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, the SPAC Parties shall not, and each of them shall direct their representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal; (ii) furnish or disclose any non-public information to any person in connection with, or that would reasonably be expected to lead to, a SPAC Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a SPAC Acquisition Proposal; (iv) other than in connection with the Business Combination Agreement, the ancillary documents or the transactions contemplated hereby or thereby, prepare or take any steps in connection with an offering of any securities of any SPAC Party (or any affiliate or successor of any SPAC Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing. ACAB agrees to (A) notify Abpro promptly upon any SPAC Party obtaining any SPAC Acquisition Proposal, and to describe the terms and conditions of any such SPAC Acquisition Proposal in reasonable detail (including the identity of any Person making such SPAC Acquisition Proposal), and (B) keep Abpro reasonably informed on a reasonably current basis of any modifications to such offer or information. A “SPAC Acquisition Proposal” means any transaction or series of related transactions under which ACAB or any of its controlled affiliates, directly or indirectly, acquires or otherwise purchases any other person(s), engages in a business combination with any other person(s), or acquires or otherwise purchases at least a majority of the voting securities of such person or all or substantially all of the assets or businesses of any other person(s), in each case excluding the Business Combination Agreement, the ancillary documents and the transactions contemplated thereby.

•

Prior to the Closing and subject to ACAB stockholder approval, the Board will (i) approve and adopt the Incentive Plan and (ii) on or as soon as practicable following the filing of an effective registration statement on Form S-8 (or other applicable form) with respect to the Post-Combination Company common stock issuable under the Incentive Plan, approve the Closing RSU Awards.

Mutual Covenants of the Parties

The parties made certain mutual covenants under the Business Combination Agreement, including, among others, the following:

•

using reasonable best efforts to consummate the Business Combination, including to obtain all consents of governmental entities as may be required to consummate the Business Combination, and making appropriate filings pursuant to the HSR Act and taking other actions to cause the expiration or termination of any applicable waiting periods under the HSR Act (as of the date of this proxy statement/prospectus, ACAB is in breach of its HSR filing covenant under the Business Combination Agreement);

•

keeping certain information confidential in accordance with the existing non-disclosure agreements between ACAB and Abpro, and providing each other with reasonable access to each other’s directors, officers, books and records (subject to certain customary restrictions);

•	obtaining each other’s consent prior to making relevant public announcements regarding the Business Combination, subject to certain exceptions;

•	using reasonable best efforts to cause the Business Combination to constitute a transaction treated as a “reorganization” within the meaning of Section 368(a) of the Code;

•

executing subscription agreements with potential sources of PIPE Financing and to using commercially reasonable efforts to cooperate in connection with any PIPE Financing, provided that Abpro has the right to review and approve (which approval shall not be unreasonably conditioned, withheld or delayed) any such materials relating to the PIPE Financing;

•

taking all actions as may be necessary or appropriate such that the Board will be comprised of the individuals appointed in accordance with the Business Combination Agreement and as described in the section entitled “Management and Board of the Post-Combination Company Following the Business Combination”; and

•	delivering to each other a written statement setting forth a complete and accurate schedule of its good faith estimate of certain unpaid expenses as of the Closing.

Board of Directors and Executive Officers

Following the Closing, it is expected that the Post-Combination Company Board, which will be divided into three classes, will consist of five directors, four of whom shall be designated by Abpro and one of whom, who shall be independent, will be designated by the Sponsor.

Following the Closing, it is expected that the current executive officers of Abpro will become the executive officers of the Post-Combination Company.

Survival of Representations, Warranties and Covenants

The representations, warranties, agreements and covenants in the Business Combination Agreement terminate at the Effective Time, except for the covenants and agreements which, by their terms, contemplate performance after the Effective Time and those representations and warranties set forth in Section 3.25, Section 3.27, Section 4.17 and Section 4.20 of the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

•	by the mutual written consent of ACAB and Abpro;

•

by ACAB, if any of the representations or warranties made by Abpro in the Business Combination Agreement are not true and correct or if Abpro fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of ACAB, as described above in the section entitled “— Conditions to Closing of the Business Combination — Other Conditions to the Obligations of the SPAC Parties” could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof, and (ii) June 1, 2024 (the “Termination Date”). This termination right is not available to the SPAC Parties if the SPAC Party is then in breach of the Business Combination Agreement so as to prevent certain conditions to the obligations of Abpro, as described above in the section entitled “— Conditions to Closing of the Business Combination —Other Conditions to the Obligations of Abpro,” from being satisfied;

•

by Abpro, if any of the representations or warranties made by the SPAC Parties in the Business Combination Agreement are not true and correct or if any SPAC Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Abpro, as described above in the section entitled “— Conditions to Closing of the Business Combination — Other Conditions to the Obligations of Abpro” could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof, and (ii) the Termination Date. This termination right is not available to Abpro if Abpro is then in breach of the Business Combination Agreement so as to prevent certain conditions to the obligations of the SPAC Parties, as described above in the section entitled “— Conditions to Closing of the Business Combination — Other Conditions to the Obligations of the SPAC Parties,” from being satisfied;

•

by either ACAB or Abpro, if the transactions contemplated by the Business Combination Agreement (including the Closing) are not consummated on or prior to the Termination Date; unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement, subject to a customary extension right;

•

by either ACAB or Abpro, if any governmental entity issues an order or takes any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action becomes final and non-appealable;

•

by either ACAB or Abpro, if the Special Meeting has been held (including any adjournment or postponement thereof), has concluded, ACAB’s stockholders have duly voted and the ACAB Stockholder Approval was not obtained; and

•	by ACAB, if Abpro does not deliver the Abpro Stockholder Approval when required under the Business Combination Agreement.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of a “Willful Breach” (as defined in the Business Combination Agreement) of any covenant or agreement under the Business Combination Agreement or “Fraud” (as defined in the Business Combination Agreement).

Fees and Expenses

Except as set out below, the fees and expenses incurred in connection with the Business Combination Agreement, the ancillary documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that, in the event the Closing occurs, ACAB shall pay all unpaid Abpro expenses and unpaid ACAB expenses from the Trust Account. At the Closing, the Sponsor shall receive $600,000 for ACAB expenses attributed to it from the Trust Account, provided, however, if there are insufficient funds in the Trust Account after redemptions to cover the $600,000 amount, then ACAB will pay the Sponsor any remaining amount of the $600,000 that is outstanding.

Governing Law

The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Amendments

The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by (i) if prior to Closing, ACAB and Abpro, and (ii) if after the Closing, ACAB and the Sponsor.

Amendment No. 1 to the Business Combination Agreement

On September 4, 2024, ACAB, Merger Sub and the Company entered into Amendment No. 1 to the Business Combination Agreement (the “BCA Amendment”) to, among other things, provide for the issuance of 600,601 shares of common stock of the Post-Combination Company to the Sponsor in lieu of repayment of $2,000,000 of Unpaid SPAC Expenses owed to the Sponsor at the consummation of the Business Combination.

Related Agreements

Sponsor Letter Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into an agreement with ACAB, the Company and Abpro Bio International, Inc. (the “Sponsor Letter Agreement”), whereby the Sponsor agrees to (i) retain 2.95 million shares of ACAB Series A Common Stock held by it, (ii) divide 2,458,333 shares of ACAB Series A Common Stock held by it among the Sponsor, who will be entitled to 491,667 of the shares, Abpro, who will be entitled to 983,333 of the shares, and Abpro Bio International, Inc. who will be entitled to 983,333 of the shares, for such party to use to obtain non-redemption commitments from ACAB stockholders or other capital for ACAB or the Surviving Company (with any shares unused for such purpose to be retained by such party) and (iii) forfeit the remainder of any ACAB Series A Common Stock and ACAB Series B Common Stock held by it.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement with ACAB and Abpro. Under the Sponsor Support Agreement, the Sponsor agreed to vote, at any meeting of the stockholders of ACAB and in any action by written consent of the stockholders of ACAB, all of its shares of Series B Common Stock (together with any other equity securities of ACAB that it holds of record or beneficially, as of the date of the Sponsor Support Agreement, or of which it acquires record or beneficial ownership after the date thereof, the “Subject ACAB Equity Securities”) (i) in favor of (a) the Business Combination Agreement and the transactions contemplated thereby and (b) the other proposals that ACAB and Abpro agreed in the Business Combination Agreement shall be submitted at such meeting for approval by ACAB’s stockholders (together with the proposal to obtain the ACAB stockholders’ approval for the Business Combination, the “Required Transaction Proposals”) and (ii) against any proposal that conflicts or materially impedes or interferes with any Required Transaction Proposals or that would adversely affect or delay the Business Combination. The Sponsor Support Agreement also prohibits the Sponsor from, among other things and subject to certain exceptions, transferring any Subject ACAB Equity Securities held by the Sponsor or taking any action that would have the effect of preventing or materially delaying the Sponsor from performing its obligations under the Sponsor Support Agreement, until the earlier of the Closing or the termination of the Sponsor Support Agreement according to its terms. In addition, in the Sponsor Support Agreement, the Sponsor agrees to waive, and not to assert or perfect, among other things, any rights to adjustment or other anti-dilution protections with respect to the rate at which the shares of Series B Common Stock held by the Sponsor convert into shares of Series A Common Stock in connection with the transactions contemplated by the Business Combination Agreement. An aggregate of 6,374,774 shares of Series A Common Stock and 1 share of Series B Common Stock are subject to the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a form of which is attached as an exhibit to the Business Combination Agreement, the terms of which are incorporated herein by reference.

Abpro Support Agreements

In connection with the execution of the Business Combination Agreement, certain Abpro stockholders (the “Abpro Supporting Stockholders”) entered into support agreements with the Company (the “Abpro Support Agreements”). Under the Abpro Support Agreements, each Abpro Supporting Stockholder agreed, within 48 hours after the date that the proxy statement/prospectus is disseminated by Abpro to its stockholders following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, to execute and deliver a written consent with respect to all outstanding shares of Abpro common stock and Abpro preferred stock held by such Abpro Supporting Stockholder (the “Subject Abpro Shares”) approving the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination). In addition to the foregoing, each Abpro Supporting Stockholder agreed that, at any meeting of the holders of Abpro capital stock, each such Abpro Supporting Stockholder will appear at the meeting, in person or by proxy, and cause its Subject Abpro Shares to be counted as present thereat for purposes of calculating a quorum and voted (i) to approve and adopt the Business Combination Agreement, the transactions contemplated thereby (including the Business Combination), and any other matters necessary or reasonably requested by Abpro for consummation of the Business Combination, and (ii) against any proposal that conflicts or materially impedes or interferes with, or would adversely affect or delay, the consummation of the transactions contemplated by the Business Combination Agreement (including the Business Combination).

The Abpro Support Agreements also prohibit the Abpro Supporting Stockholders from, prior to the Effective Time, among other things, (i) selling, assigning, transferring (including by operation of law), placing a lien on, pledging, disposing of or otherwise encumbering any of the Subject Abpro Shares, except if such transaction is in compliance with applicable securities laws, the governing documents of Abpro and the Business Combination Agreement, and the transferee agrees to be bound by the terms of the Abpro Support Agreement (ii) pledging, encumbering or creating a Lien on any Subject Abpro Shares or entering into any contract, option, commitment or other arrangement or understanding with respect to the foregoing, (iii) granting any proxies or powers of attorney or entering into a voting agreement or other arrangement with respect to any Subject Abpro Shares, or (iv) taking any action in furtherance of the foregoing.

The foregoing description of the Abpro Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Abpro Support Agreements, a form of which is attached as an exhibit to the Business Combination Agreement, the terms of which are incorporated herein by reference.

Abpro Lock-Up Agreements

Prior to Closing, certain Abpro stockholders will enter into lock-up agreements (the “Abpro Lock-up Agreements”), pursuant to which Abpro stockholders will agree not to transfer, following the Closing, such

Abpro stockholders’ shares of Series A Common Stock constituting such Abpro stockholders’ Merger Consideration until the earlier of (x) the twelve month anniversary of the date of the Closing, (y) the date as of which the reported last sale price of the shares of Series A Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, right issuances, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period commencing at least one-hundred and fifty (150) days after the Closing, and (z) the date after the Closing on which the Post-Combination Company consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of the Post-Combination Company’s stockholders having the right to exchange their common stock of the Post-Combination Company for cash, securities or other property.

Founders Letter Agreement

In connection with the ACAB IPO, on January 13, 2022, certain of ACAB’s directors and executive officers and ACAB entered into a letter agreement (the “Founders Letter Agreement”), pursuant to which, among other things, these holders have agreed not to transfer, assign or sell any of their Founder Shares until one year after the date of the consummation of a business combination, subject to certain limited exceptions. Notwithstanding the foregoing, (1) if the last reported sale price of the common stock of the surviving entity following a business combination equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any 30-day trading period commencing at least one hundred fifty (150) days after the consummation of a business combination, or (2) if a liquidation, merger, stock exchange or other similar transaction is consummated after a business combination which results in all stockholders having the right to exchange their shares of common stock for cash, securities or other property, then the Founder Shares will be released.

Registration Rights Agreement

In connection with the ACAB IPO, on January 13, 2022, ACAB entered into a registration rights agreement (the “Registration Rights Agreement”) with the Sponsor and each member of the ACAB Board, pursuant to which these holders, and the holders of warrants issued upon conversion of working capital loans, if any, are entitled to make up to three demands to register certain of the ACAB securities held by them under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the holders have certain “piggyback” registration rights applicable to registration statements filed after the consummation of the Business Combination.

The Registration Rights Agreement provides that any registration statement filed under the Securities Act will not be permitted to become effective until the securities covered thereby are released from the lockup restrictions under the Founders Letter Agreement described above. If the Business Combination is consummated, the Post-Combination Company will bear the costs and expenses of filing any such registration statements.

Subscription Agreements

Abpro Bio Subscription Agreement

On August 22, 2024, ACAB entered into a subscription agreement (the “Abpro Bio PIPE Subscription Agreement”) with Abpro Bio International Inc.. (“Abpro Bio”), pursuant to which Abpro Bio agreed to subscribe for and purchase, and ACAB agreed to issue and sell, 622,467 newly-issued shares of Series A common stock (the “Abpro Bio PIPE Shares”) substantially concurrently with the Closing, at a price of $10.00 per share, for an aggregate purchase price of $6,224,670. In addition, Abpro Bio will be granted 1,244,934 Abpro Incentive Shares. Abpro Bio (“Abpro Bio International”), holds an approximately 35% ownership interest in Abpro, and has previously entered into a Collaboration and License Agreement with Abpro in January 2020 and, in connection therewith, made a $30 million equity investment in Abpro. Additionally, on October 18, 2023, Abpro issued a promissory note in the aggregate principal amount of up to $6 million for the benefit of Abpro Bio (the “Company Loan”). Part of the purchase price for the Abpro Bio PIPE Shares includes $4,224,663.33 under the Company Loan that shall be forgiven, with the remainder of the purchase price in cash.

Celltrion Subscription Agreement

On August 22, 2024, ACAB entered into a subscription agreement (the “Celltrion Subscription Agreement” and, together with the Abpro Bio PIPE Subscription Agreement, the “PIPE Subscription Agreements”) with Celltrion, pursuant to which Celltrion agreed to subscribe for and purchase, and ACAB agreed to issue and sell, 500,000 newly-issued shares of Series A common stock (the “Celltrion PIPE Shares” and, together with the Abpro Bio PIPE Shares, the “PIPE Shares”) substantially concurrently with the Closing, at a price of $10.00 per share, for an aggregate purchase price of $5,000,000. In addition, Celltrion will be granted 1,000,000 Abpro Incentive Shares. Celltrion entered into an exclusive collaboration and license agreement with Abpro in September 2022, which was amended in October 2024, and is entitled to certain milestone payments from Abpro thereunder.

The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Business Combination Agreement.

The lock up periods described in the lock-up agreements to be entered at the Closing (as described in the Business Combination Agreement) will not apply to any PIPE Shares. Pursuant to the Subscription Agreements, ACAB agreed that, within 30 calendar days after the consummation of the Business Combination, ACAB will file with the SEC a registration statement registering the resale of the Subscriber Committed Shares (the “PIPE Resale Registration Statement”), and ACAB will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof.

Investor Rights Agreement

On August 22, 2024, ACAB and Celltrion entered into an Investor Rights Agreement (the “IRA”) in connection with the Celltrion Subscription Agreement, which, among other things, provides for the designation by Celltrion of a director nominee at the next annual meeting of the surviving company following the successful consummation of the Business Combination.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion does not purport to be a complete analysis or discussion of all potential tax effects relevant to the Business Combination. Stockholders are advised to consult with their own personal tax advisors concerning the specific U.S. federal, state, local, and non-U.S. income and other tax consequences of the Business Combination and related transactions applicable to them.

Material U.S. Federal Income Tax Consequences of the Redemption of ACAB Public Stockholders

The following is a discussion of certain material U.S. federal income tax consequences for holders of shares of Series A common stock that elect to have their Series A common stock redeemed for cash in connection with the Business Combination. This discussion applies only to Series A common stock that is held as a capital asset for U.S. federal income tax purposes. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to holders of shares of Series A common stock in light of each holder’s particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain net investment income and the different consequences that may apply if such a holder is subject to special rules that apply to certain types of investors, including but not limited to:

•	financial institutions or financial services entities;

•	broker-dealers;

•	governments or agencies or instrumentalities thereof;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	individual retirement or other tax-deferred accounts;

•	persons owning (actually or constructively) 5% or more of ACAB’s voting shares;

•	insurance companies;

•	dealers or traders subject to a mark-to-market method of accounting with respect to their Series A common stock;

•	persons holding Series A common stock as part of a “straddle,” constructive sale, hedge, conversion or other integrated transaction or similar transaction;

•	persons owning (actually or constructively) any Abpro securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes and any beneficial owners of such entities;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	a person required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;

•	the Sponsor and persons related to the Sponsor;

•	persons holding Founder Shares; and

•	tax-exempt entities.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Series A common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Series A common stock and partners in such partnerships should consult their own tax advisors about the consequences of the matters discussed below.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

ACAB has not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. Holders of shares of Series A common stock are urged to consult their tax advisor with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

U.S. Holders

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Series A common stock who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under the Treasury regulations to be treated as a United States person.

In the event that a U.S. holder’s Series A common stock is redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “ACAB’S Special Meeting of Stockholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such holder’s Series A common stock under Section 302 of the Code. If the redemption qualifies as a sale of Series A common stock, the U.S. holder will be treated as described under “U.S. Holders — Taxation of Redemption Treated as a Sale of Series A Common Stock” below. If the redemption does not qualify as a sale of Series A common stock, the U.S. holder will be treated as receiving a corporate distribution with the tax consequences described below under “U.S. Holders — Taxation of Redemption Treated as a Distribution.” Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of ACAB’s stock treated as held by the U.S. holder relative to all of ACAB’s shares outstanding both before and after the redemption. The redemption of Series A common stock generally will be treated as a sale of Series A common stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in ACAB or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of ACAB’s stock that are constructively owned by it. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which would generally include shares of Series A common stock which could be acquired pursuant to the exercise of a public warrant. In order to meet the substantially disproportionate test, the percentage of ACAB’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of its Series A common stock must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of a U.S. holder’s interest if either (i) all of the shares of ACAB’s stock actually and constructively owned by the U.S. holder are redeemed or (ii) all of the shares of ACAB’s stock actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other shares of ACAB’s stock.

The redemption of Series A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in ACAB. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in ACAB will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” The application of these tests generally also takes into account related transactions that occur contemporaneously with the redemption, including any contemporaneous purchases of common stock by the relevant holder (or persons whose ownership is attributed to such holder) and issuances of common stock. A U.S. holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution and the tax effects will be as described under “U.S. Holders—Taxation of Redemption Treated as a Distribution” below. After the application of those rules, any remaining tax basis of the U.S. holder in the redeemed Series A common stock will be added to the U.S. holder’s adjusted tax basis in its remaining stock, or, if it has none, possibly to the U.S. holder’s adjusted tax basis in other stock constructively owned by it.

U.S. Holders-Taxation of Redemption Treated as a Sale of Series A Common Stock

If the redemption of a U.S. holder’s shares of Series A common stock is treated as a sale, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the Series A common stock treated as sold. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Series A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Series A common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. If the running of the holding period for the Series A common stock is suspended, then non-corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a redemption of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) the U.S. holder’s adjusted tax basis in its Series A common stock so redeemed. A U.S. holder’s adjusted tax basis in its Series A common stock generally will equal the U.S. holder’s acquisition cost. Gain or loss is calculated separately with respect to each block of stock.

A block of stock is stock of the same Series Acquired for the same price on the same day. U.S. holders who hold different blocks of Series A common stock should consult their tax advisors to determine how the above rules apply to them.

U.S. Holders-Taxation of Redemption Treated as a Distribution

If the redemption of a U.S. holder’s shares of Series A common stock is treated as a distribution, such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from ACAB’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its Series A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of Series A common stock and will be treated as described under “U.S. Holders—Taxation of Redemption Treated as a Sale of Series A Common Stock” above. Dividends received by a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends received by a non-corporate U.S. holder may constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Series A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to the proceeds of the redemption of the Series A common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder” with respect to Series A common stock. As used herein, the term “Non-U.S. holder” means a beneficial owner of Series A common stock who or that is for U.S. federal income tax purposes:

•	a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

•	a corporation (or other entity taxable as a corporation) that is not organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust that is not a U.S. holder;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of the Series A common stock. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of redeeming your Series A common stock.

The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. holder’s Series A common stock pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “ACAB’S Special Meeting of Stockholders — Redemption Rights” generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s Series A common stock, as described under “U.S. Holders” above, and the consequences of the redemption to the Non-U.S. holder will be as described below under “Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Series A Common Stock” and “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution,” as applicable. It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. holder’s Series A common stock, the withholding agent might treat the redemption as a distribution subject to withholding tax, as discussed further below.

Non-U.S. Holders-Taxation of Redemption Treated as a Sale of Series A Common Stock

If ACAB’s redemption of a Non-U.S. holder’s shares of Series A common stock is treated as a sale, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with such redemption, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

•

ACAB is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the period that the Non-U.S. holder held the Series A common stock, and, in the case where shares of Series A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of the Series A common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of Series A common stock. There can be no assurance that the Series A common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower applicable treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with a redemption treated as a sale of Series A common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, ACAB may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such redemption. ACAB does not believe it currently is or has been at any time since its formation a U.S. real property holding corporation, and ACAB does not expect to be a U.S. real property holding corporation immediately after the Business Combination is completed. However, such determination is factual in nature, and no assurance can be provided that ACAB will not be treated as a U.S. real property holding corporation in a future period.

Non-U.S. Holders-Taxation of Redemption Treated as a Distribution

If the redemption of a Non-U.S. holder’s shares of Series A common stock is treated as a distribution, such a distribution, to the extent paid out of ACAB’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, the gross amount of the dividend will be subject to withholding tax at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of Series A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of Series A common stock, which will be treated as described under “Non-U.S. Holders—Taxation of Redemption Treated as a Sale of Series A Common Stock” above.

The withholding tax generally does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).

Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale or a corporate distribution, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes.

Therefore, the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s Series A common stock, unless (i) the applicable withholding agent has established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above). However, there can be no assurance that any applicable withholding agent will establish such special certification procedures. If an applicable withholding agent withholds excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS.

Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with the proceeds from a redemption of Series A common stock. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act Withholding Taxes

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”), impose withholding of 30% on payments of dividends on the Series A common stock to “foreign financial institutions”

(which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified by the delivery of a properly completed IRS Form W-8BEN-E). The IRS has issued proposed regulations (on which taxpayers may rely until final regulations are issued) that would generally not apply these withholding requirements to gross proceeds from sales or other disposition proceeds from the Series A common stock. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Holders of shares of Series A common stock should consult their tax advisors regarding the effects of FATCA on the redemption of their Series A common stock.

A new 1% U.S. federal excise tax is expected to be imposed on ACAB in connection with redemptions of Series A common stock

On August 16, 2022 the Inflation Reduction Act of 2022 (the “IR Act”) became law, which, among other things, imposes a 1% excise tax on the fair market value of certain repurchases (including certain redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign (i.e., non-U.S.) corporations. The excise tax will apply to stock repurchases occurring in 2023 and beyond. The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased at the time of the repurchase. The U.S. Department of Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax; however, no guidance has been issued to date. While not free from doubt, absent such guidance, we currently expect that ACAB (whose securities are currently traded on the Nasdaq Global Market) will be subject to the excise tax with respect to any redemptions of its Series A common stock in connection with the Business Combination that are treated as repurchases for this purpose. The extent of the excise tax that may be incurred would depend on a number of factors, including the fair market value of the Series A common stock redeemed, the extent such redemptions could be treated as dividends and not repurchases, and the content of any regulations and other guidance from the U.S. Department of the Treasury that may be issued and applicable to the redemptions. In addition, issuances of stock by a repurchasing corporation in a year in which such corporation repurchases stock may reduce the amount of excise tax imposed with respect to such repurchase. The excise tax is imposed on the repurchasing corporation itself, not the stockholders from which shares are repurchased and ultimately may cause the remaining stockholders to bear the economic impact of the excise tax. That said, the imposition of the excise tax could reduce the amount of cash available to ACAB for effecting the redemptions of Series A common stock such that the per-share redemption amount received by redeeming holders of Series A common stock may be less than $10.20 per share.

Consummation of the Business Combination

The consummation of the Business Combination will not result in a sale, exchange or other disposition of Series A common stock by a U.S. Holder or a Non-U.S. Holder. Accordingly, no gain or loss will be recognized by a U.S. Holder or a Non-U.S. Holder that does not elect to have their Series A common stock redeemed for cash and remains an ACAB stockholder at the time of the consummation of the Business Combination.

THE INFORMATION PROVIDED ABOVE IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Set forth below is a summary comparison of material differences between the rights of ACAB stockholders under ACAB’s existing charter and bylaws (left column), and the rights of Post-Combination Company stockholders under the forms of the Proposed Charter and the Post-Combination Company’s bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of ACAB’s existing charter and bylaws, and the forms of the Proposed Charter, which is attached to this proxy statement/prospectus as Annex B, and the Post-Combination Company’s bylaws, which is attached to this proxy statement/prospectus as Annex C, as well as the relevant provisions of the DGCL.

Authorized Capital Stock

ACAB Common Stock. ACAB is currently authorized to issue 110,000,000 shares of common stock (the “Common Stock”), including (i) 100,000,000 shares of Series A common stock and (ii) 10,000,000 shares of Series B common stock. As of September 20, 2024, there were 8,041,268 shares of Series A common stock outstanding and 1 share of Series B common stock outstanding.	Post-Combination Company Common Stock. The Post-Combination Company is authorized to issue 110,000,000 shares of common stock (the “Common Stock”).

ACAB Preferred Stock. ACAB is currently authorized to issue 1,000,000 shares of preferred stock (the “Preferred Stock”). As of January 1, 2024, there were no shares of Preferred Stock outstanding.	Post-Combination Company Preferred Stock. The Post-Combination Company is authorized to issue 1,000,000 shares of preferred stock (the “Preferred Stock”).

Conversion Rights

Shares of Series B common stock are convertible into shares of Series A common stock on a one-for-one basis (the “Initial Conversion Ratio”) at any time at the election of a holder of such shares of Series B common stock.	None.

Notwithstanding the Initial Conversion Ratio, in the case that additional shares of Series A common stock, or equity linked securities, are issued or deemed issued in excess of the amounts sold in ACAB’s IPO and related to the closing of the initial business combination, the ratio for which the shares of Series B common stock shall convert into shares of Series A common stock will be adjusted so that the number of shares of Series A common stock issuable upon conversion of all shares of Series B common stock will equal, in the aggregate, 25% of the sum of (a) the total number of all shares of Series A common stock issued in the Offering (including any shares of Series A common stock issued pursuant to the Underwriters’ over-allotment option) plus (b) the sum of (x) all shares of Series A common stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued in connection with or in relation to the consummation of a Business Combination (including any shares of Series A common stock issued pursuant to a forward purchase agreement), excluding any shares of Series A common stock or equity-linked securities or rights issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor, or ACAB’s officers and directors upon the conversion of working capital loans made to ACAB, minus (y) the number of shares of Series A common stock redeemed in connection with a Business Combination, provided that such conversion of shares of Series B common stock shall never be less than the Initial Conversion Ratio.

The conversion ratio is to be adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Series A common stock into a greater or lesser number of shares occurring after the original filing of the Amended and Restated Certificate without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Series B common stock.

Each share of Series B common stock shall convert into its pro rata number of shares of Series A common stock. The pro rata share for each holder of Series B common stock will be determined as follows: each share of Series B common stock shall convert into such number of shares of Series A common stock as is equal to the product of one (1) multiplied by a fraction, the numerator of which shall be the total number of shares of Series A common stock into which all of the issued and outstanding shares of Series B common stock shall be converted and the denominator of which shall be the total number of issued and outstanding shares of Series B common stock at the time of conversion

Number and Qualification of Directors

The number of directors of ACAB, other than those who may be elected by the holders of one or more series of the Preferred Stock, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board. No reduction of the authorized number of directors will have the effect of removing any director before that director’s term of office expires. No director need be a stockholder of ACAB or a resident of the State of Delaware.	Subject to the Proposed Charter, the total number of directors constituting the whole Post-Combination Company Board of Directors (the “Post-Combination Company Board”) shall be determined from time to time by resolution of the Post-Combination Company Board. Except as otherwise expressly delegated by resolution of the Board of Directors, the Board of Directors shall have the exclusive power and authority to appoint and remove officers of the Post-Combination Company. Directors need not be stockholders.

Structure of Board; Election of Directors

The Board is divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The term of the initial Class I expires at the first annual meeting of the stockholders ACAB; the term of the initial Class II Directors expires at the second annual meeting of the stockholders of ACAB; and the term of the initial Class III Directors expires at the third annual meeting of the stockholders of ACAB.

At each succeeding annual meeting of the stockholders of ACAB, beginning with the first annual meeting of the stockholders of ACAB, each of the successors elected to the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.

Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Notwithstanding any of the foregoing, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in the ACAB Charter (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to the foregoing unless expressly provided by such terms.

Prior to the closing of the initial business combination, the holders of Series B common stock, voting together as a single class, shall have the exclusive right to elect and remove any director, and the holders of Series A common stock shall have no right to vote on the election or removal of any director.

At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect directors.

Subject to the special rights of the holders of any class or series of Preferred Stock to elect directors, the Board of Directors (other than those directors elected by the holders of any class or series of Preferred Stock) shall be classified into three classes: Class I, Class II, and Class III. Each class shall consist of one-third of the total number of directors constituting the entire Board of Directors. The initial Class I Directors shall serve for a term expiring at the first annual meeting of stockholders of the Post-Combination Company following the filing of the Proposed Charter; the initial Class II Directors shall serve for a term expiring at the second annual meeting of stockholders following the filing of the Proposed Charter; and the initial Class III Directors shall serve for a term expiring at the third annual meeting of stockholders following the filing of the Proposed Charter. At each annual meeting of stockholders beginning with the first annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in the third year following the year of their election. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Removal of Directors

In accordance with the DGCL, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of ACAB entitled to vote generally in the election of directors, voting together as a single class. Prior to the closing of the initial business combination, the holders of Series B common stock, voting together as a single class, shall have the exclusive right to elect and remove any director, and the holders of Series A common stock shall have no right to vote on the election or removal of any director.	Subject to any limitation imposed by applicable law or the Proposed Charter, the Board of Directors or any individual director or directors may be removed with cause by the affirmative vote of the holders of 66 2/3% of the voting power of all then-outstanding shares of capital stock of the Post-Combination Company entitled to vote generally at an election of directors.

Voting

The holder of each share of ACAB Common Stock:

•  Except as otherwise required by law or the ACAB Charter (including any Preferred Stock Designation), exclusively possess all voting power with respect to ACAB.

•  Except as otherwise required by law or the ACAB Charter (including any Preferred Stock Designation), are entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.

•  Except as otherwise required by law or the ACAB Charter (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of ACAB, holders of the Series A common stock and holders of the Series B common stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or the ACAB Charter (including any Preferred Stock Designation), holders of shares of any series of Common Stock shall not be entitled to vote on any amendment to the ACAB Charter (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of Common Stock if the holders of such affected series of Preferred Stock or Common Stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the ACAB Charter (including any Preferred Stock Designation) or the DGCL.

Except as otherwise required by law or the Proposed

Charter (or any Certificate of Designation made thereunder), the holders of Common Stock shall exclusively possess all voting power with respect to the Post-Combination Company. The holders of shares of Common Stock shall be entitled to one vote for the election of directors and on all matters submitted to a vote of stockholders of the Post-Combination Company.

Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Proposed Charter (including any preferred stock designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Proposed Charter (including any preferred stock designation) or pursuant to the DGCL.

Except as otherwise required by law or the ACAB Charter (including any Preferred Stock Designation), for so long as any shares of Series B common stock shall remain outstanding, ACAB shall not, without the prior vote or written consent of the holders of a majority of the shares of Series B common stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of the ACAB Charter, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Series B common stock

Supermajority Voting Provisions

See “Voting.”	See “Voting.”

Cumulative Voting

Delaware law allows for cumulative voting only if provided for in the ACAB Charter; however, the ACAB Charter does not authorize cumulative voting.	The Proposed Charter does not authorize cumulative voting.

Vacancies on the Board of Directors

Except as otherwise provided by law or in the ACAB Charter, any vacancy occurring in the Board (whether caused by resignation, death, or otherwise) may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders). A director elected to fill any vacancy will hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred or until his or her successor shall have been elected and qualified.	Unless otherwise provided in the Proposed Charter, and subject to the rights of the holders of any series of Preferred Stock or as otherwise provided by applicable law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders and except as otherwise provided by applicable law, shall be filled solely by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director. Directors chosen pursuant to any of the foregoing provisions shall hold office until the expiration of the term of the class for which elected and until their successors are duly elected and qualified or until their earlier resignation, removal from office, death or incapacity.

Amendments to Certificate of Incorporation

Under Delaware law, an amendment to the ACAB Charter generally requires the approval of the Board and a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class.

In addition, see “Voting.”

Under Delaware law, an amendment to the Proposed Charter generally requires the approval of the Post-Combination Company Board of Directors and a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class. The affirmative vote of a majority of Post-Combination Company’s Board of Directors and at least 66 2/3% in voting power of the outstanding shares entitled to vote thereon is required to amend certain provisions of the Proposed Charter. In addition, see “Voting.”

Amendment of Bylaws

The Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of ACAB required by applicable law or the ACAB Charter, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of ACAB entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws.	Except as provided in the Proposed Bylaws or the provisions of the Proposed Charter, the Board of Directors is expressly empowered to adopt, alter, change, amend or repeal the Bylaws of the Post- Combination Company by the vote of at least a majority of the directors of the Post-Combination Company then in office. In addition to any vote of the holders of any class or series of stock of the Post-Combination Company required by applicable law or the Proposed Charter, the Proposed Bylaws may also be adopted, amended, or repealed by affirmative vote of the holders of at least 66 2/3% of the voting power of all then- outstanding shares of the capital stock of the Post- Combination Company entitled to vote generally in the election of directors, voting together as a single class.

Quorum

Board of Directors. A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board.

Stockholders. The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of ACAB representing a majority of the voting power of all outstanding shares of capital stock of ACAB entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

Board of Directors. Except as may be otherwise specifically provided by law, the Proposed Charter or the Proposed Bylaws, a quorum of the Board of Directors shall consist of a majority of the whole Board of Directors.

Stockholders. Except as may be otherwise specifically provided by law, the Proposed Charter or the Proposed Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business.

Stockholder Action by Written Consent

Except as may be otherwise provided for in the ACAB Charter (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, subsequent to the consummation of the Offering, any action required or permitted to be taken by the stockholders of ACAB must be effected by a duly called annual or special meeting of such stockholders and may not be effected	The Proposed Charter provides that the taking of any action by the stockholders in lieu of a meeting of the stockholders is specifically denied.

by written consent of the stockholders other than with respect to the Series B Common Stock with respect to which action may be taken by written consent.

Special Stockholder Meetings

Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of ACAB may be called only by the Chairman of the Board, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board. The ability of the stockholders to call a special meeting is specifically denied by the ACAB Charter.	Subject to the special rights of the holders of one or more classes or series of Preferred Stock, special meetings of the stockholders of the Post-Combination Company may be called, for any purpose or purposes as is a proper matter for stockholder action under the DGCL, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Such special meetings may not be called by stockholders or any other person or persons.

Notice of Stockholder Meetings

ACAB must give, in any manner permitted by law, not less than ten (10) nor more than sixty (60) days before the date of any meeting of stockholders, written notice stating the place, if any, date, and time of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting and the record date for determining stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, to each stockholder of record entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting.	Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. Notice of the time, place, if any, and purpose of any meeting of stockholders (to the extent required) may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in ACAB’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual	The annual meeting of the stockholders of the Post-Combination Company, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the Post-

meeting by any stockholder of ACAB (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in the ACAB Charter and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in the ACAB Charter. To be timely, a stockholder’s notice must be delivered to or mailed and received by the Corporate Secretary not fewer than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting. However, if ACAB did not hold an annual meeting the previous year, or if the date of the subject annual meeting date is more than 30 days before or more than 60 days after such anniversary date of the previous year’s annual meeting, then the deadline is the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by ACAB.

For a stockholder to cause a proposal to be properly brought before an annual meeting of the stockholders, the stockholder’s notice must set forth as to each such matter the stockholder proposes to bring before the annual meeting: (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of ACAB that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

Combination Company and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the Post-Combination Company’s notice of meeting of stockholders (with respect to business other than nominations); (ii) brought specifically by or at the direction of the Board of Directors; or (iii) by any stockholder of the Post-Combination Company who was a stockholder of record at the time of giving the stockholder’s notice, who is entitled to vote at the meeting and who complied with the notice procedures set forth below.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper written form to the Secretary of the Post-Combination Company, and (ii) provide any updates or supplements to such notice at the times and in the forms required by the Proposed Bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Post-Combination Company not less than ninety (90) nor more than one-hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that, if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Post-Combination Company; provided, further, that, if the date of the annual meeting is more than thirty (30) days before or after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Post-Combination Company (such notice within such time periods, “Timely Notice”).

At any stockholders meeting, only such business as is specified in the notice of such stockholders meeting given by or at the direction of the person or persons calling such meeting may come before such meeting.

Stockholder Nominations of Persons for Election as Directors

Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in ACAB’s notice of such special meeting, may be made (i) by or at the direction of the Board or (ii) by any stockholder of ACAB (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided in the ACAB Charter and on the record date for the determination of stockholders entitled to vote at such special meeting and (y) who complies with the notice procedures set forth in the ACAB Charter.	Nominations of any individual for election to the Post- Combination Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Post-Combination Board, including by any committee or persons authorized to do so by the Post-Combination Board or the Proposed Bylaws, or (ii) by a stockholder present in person (A) who was a record owner of shares of the Post-Combination Company at the time of giving the notice provided for in the Proposed Bylaws, (B) is entitled to vote at the meeting and (C) has complied with the requirements of the Proposed Bylaws as to such notice and nomination.

Limitation of Liability of Directors and Officers

To the fullest extent permitted by the DGCL, as it existed on the date of the ACAB Charter or as it is thereafter amended, a director of ACAB will not be personally liable to ACAB or its stockholders for monetary damages for breach of fiduciary duty as a director unless a director violated his or her duty of loyalty to ACAB or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director. Any amendment, modification or repeal of such provision will not adversely affect a director of ACAB with respect to any conduct of such director occurring prior to such amendment, modification or repeal.	To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of the Post-Combination Company shall not be personally liable to the Post-Combination Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Post-Combination Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.

Indemnification of Directors, Officers, Employees and Agents

To the fullest extent permitted by applicable law, ACAB shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of ACAB or, while a director or officer of ACAB, is or was serving at the request of ACAB as a director,	The Post-Combination Company shall indemnify its directors and its executive officers to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that the Post-Combination Company may modify the extent of such indemnification by individual contracts with its directors and executive officers.

officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in the ACAB Charter with respect to proceedings to enforce rights to indemnification, ACAB shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

The Post-Combination Company shall have the power to indemnify (including the power to advance expenses) its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

Dividends, Distributions and Stock Repurchases

The holders of ACAB Common Stock, are entitled to receive, when and as declared by the Board, out of any assets of ACAB legally available therefor, such dividends as may be declared from time to time by the Board and hare equally on a per share basis in such dividends and distributions.	Subject to applicable law and the rights and preferences of the holders of any outstanding series of Post- Combination Company preferred stock, the holders of the shares of Post-Combination Company common stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Post- Combination Company which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.

Liquidation

Upon any Liquidation, whether voluntary or involuntary, subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of ACAB available for distribution to its stockholders, ratably in proportion to the number of shares of Series A common stock (on an as converted basis with respect to the Series B common stock) held by them.	Subject to applicable law and the rights, if any, of the holders of any outstanding class or series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Post-Combination Company, after payment or provision for payment of the debts and other liabilities of the Post- Combination Company, the holders of the shares of the Common Stock shall be entitled to receive all the remaining assets of the Post-Combination Company available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them.

Stockholder Rights Plan

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

ACAB does not have a stockholder rights plan currently in effect, but under the DGCL, the Board could adopt such a plan without stockholder approval.

None.

Preemptive Rights

The ACAB Charter and the ACAB Bylaws do not provide holders of ACAB capital stock with preemptive rights. Thus, as a general matter, if additional shares of ACAB capital stock are issued, the current holders of ACAB capital stock will own a proportionately smaller interest in a larger number of outstanding shares of ACAB capital stock to the extent that they do not participate in the additional issuance.	None.

Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing ACAB’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

The Board may exercise all such powers and authority of ACAB and do all such lawful acts and things as are not by statute or the ACAB Charter or the ACAB Bylaws directed or required to be exercised or done solely by the stockholders.

Under statutory and decisional law, directors of Delaware corporations owe fiduciary duties to the corporation, including duty of care and duty of loyalty.

Inspection of Books and Records; Stockholder Lists

Inspection. Under Section 220 of the DGCL, any stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from ACAB’s stock ledger, a list of its stockholders and its other books and records.	The books and records of the Post-Combination Company may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors. Such books and records may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted

Voting List. ACAB will cause to be prepared an alphabetical list of the names of all of its stockholders who are entitled to vote at a stockholders meeting or any adjournment thereof; provided, however, if the record date for determining stockholders entitled to vote is less than 10 days before the meeting date, the list will reflect the stockholders entitled to vote as of the 10th day before the meeting date. The list will be arranged in alphabetical order and showing the address and the number and class of shares registered in the name of each stockholder. The stockholders’ list must be available for inspection by any stockholder, beginning at least 10 days prior to the meeting, and continuing through the meeting, during ordinary business hours at the principal place of business of ACAB. Such list will be produced and kept open at the time and place of the meeting. During such period, and during the whole time of the meeting, the stockholders’ list will be subject to the inspection of any stockholder, or the stockholder’s agent or attorney, for any purpose germane to the meeting. In cases where the record date for determining stockholders entitled to vote is fewer than 10 days prior to the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date.

into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL.

The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Post- Combination Company. In the event that the Post- Combination Company determines to make the list available on an electronic network, the Post- Combination Company may take reasonable steps to ensure that such information is available only to stockholders of the Post-Combination Company. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Choice of Forum

The ACAB Charter provides that unless ACAB consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action brought by on behalf of ACAB, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of ACAB’s directors, officers or other employees, agents or stockholders to ACAB or ACAB’s stockholders, (iii) any action arising under the ACAB Charter, ACAB Bylaws or the DGCL or (iv) any action asserting a claim against ACAB governed by the internal affairs doctrine. In addition, the ACAB Charter designates the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of ACAB’s capital stock will be deemed to have notice of and consented to the exclusive forum provisions in the ACAB Charter.	The Proposed Charter and Proposed Bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Post-Combination Company; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of the Post-Combination Company’s current or former directors, officers, or other employees to the Post-Combination Company or its stockholders; (iii) any action or proceeding asserting a claim against the Post-Combination Company or any of its current or former directors, officers, or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, the Proposed Charter or the Proposed Bylaws; (iv) any action or proceeding to interpret, apply, enforce, or determine the validity of the Proposed Charter or the Proposed Bylaws; (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against the Post-Combination Company or any of its directors, officers, or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Charter and Proposed Bylaws will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Post-Combination Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying this offering.

DESCRIPTION OF CAPITAL STOCK OF THE POST-COMBINATION COMPANY

The following description summarizes the most important terms of the Post-Combination Company’s capital stock, as expected to be in effect upon the consummation of the Business Combination. We expect to adopt the Proposed Charter and the Proposed Bylaws in connection with the Closing, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock of the Post-Combination Company,” you should refer to the Proposed Charter and the Proposed Bylaws, the forms of which are attached as Annex B and Annex C to this proxy statement/prospectus, respectively, and to the applicable provisions of Delaware law.

Authorized Capitalization

Upon the consummation of the Business Combination, the Post-Combination Company’s authorized capital stock will consist of 110,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. No shares of preferred stock will be issued or outstanding immediately after the Business Combination. Unless the Post-Combination Company’s board of directors determines otherwise, the Post-Combination Company will issue all shares of its capital stock in uncertificated form.

Post-Combination Company Common Stock

Voting rights. Holders of shares of Post-Combination Company common stock will be entitled to one (1) vote for each share of common stock held as of the record date on all matters submitted to a vote of stockholders, provided, however, that, except as otherwise required in the Proposed Charter or by applicable law, the holders of Post-Combination Company common stock will not be entitled to vote on any amendment to our Proposed Charter that relates solely to the terms of one or more outstanding series of Post-Combination Company preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Proposed Charter (including any certificate of designation relating to any series of Post-Combination Company preferred stock) or pursuant to the DGCL.

Dividend rights. Subject to applicable law and the rights and preferences of the holders of any outstanding series of the Post-Combination Company preferred stock, and to the other provisions of the Proposed Charter, the holders of common stock shall be entitled to the payment of dividends on the common stock in cash, in property or in shares of the Post-Combination Company when, as and if declared thereon by the Post-Combination Company board of directors from time to time out of assets or funds of the Post-Combination Company legally available therefor.

Rights upon liquidation. Subject to the rights of holders of Post-Combination Company preferred stock, upon the Post-Combination Company’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to any future holders of preferred stock having liquidation preferences, if any, the holders of common stock will be entitled to receive pro rata the Post-Combination Company’s remaining assets available for distribution.

Post-Combination Company Preferred Stock

Under the terms of the Proposed Charter, the Post-Combination Company’s board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has the discretion to determine the rights, powers, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing the Post-Combination Company’s board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the common stock.

Warrants

Public Warrants

There is currently outstanding an aggregate of 15,000,000 public warrants, which, following the consummation of the Business Combination, will entitle the holder to acquire Post-Combination Company common stock. Each whole warrant will entitle the registered holder to purchase one share of Post-Combination Company common stock at an exercise price of $11.50 per share, subject to adjustment as discussed below, beginning the later of thirty (30) days after the Closing and twelve (12) months from the closing of our Initial Public Offering, which occurred on January 19, 2022. A holder may exercise its warrants only for a whole number of shares of Post-Combination Company common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. Accordingly, unless holder has at least two Units, such holder will not be able to receive or trade a whole warrant. The warrants will expire at 5:00 p.m., New York City time, on the earlier to occur of five (5) years after the completion of the Business Combination or redemption.

The Post-Combination Company will not be obligated to deliver any shares of Post-Combination Company common stock pursuant to the exercise of a public warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Post-Combination Company common stock issuable upon exercise of the public warrants is then effective and a current prospectus relating thereto is available, subject to the Post-Combination Company satisfying its obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise. No public warrant will be exercisable for cash or on a cashless basis, and the Post-Combination Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised public warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Post-Combination Company common stock underlying such unit.

As soon as practicable, but in no event later than twenty (20) business days after the Closing, the Post-Combination Company will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the shares of Post-Combination Company common stock issuable upon exercise of the public warrants, and will use commercially reasonable efforts to cause the same to become effective within sixty (60) business days after the Closing and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the Warrant Agreement. Notwithstanding the above, if shares of Post-Combination Company common stock are, at the time of any exercise of a public warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Post-Combination Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Post-Combination Company so elects, it will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the public warrants for that number of shares of Post-Combination Company common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Post-Combination Company common stock underlying the public warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the public warrants by (y) the fair market value. The “fair market value” means the volume weighted average price of the shares of Post-Combination Company common stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Public Warrants

Once the warrants become exercisable, the Post-Combination Company may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the last reported sale price of the Series A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Post-Combination Company sends the notice of redemption to the warrant holders.

The Post-Combination Company will not redeem the public warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Post-Combination Company common stock issuable upon exercise of the public warrants is then effective and a current prospectus relating to those shares of Post-Combination Company common stock is available throughout the 30-day redemption period. If and when the public warrants become redeemable, the Post-Combination Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The redemption criterion discussed above was established to prevent a redemption call unless there is at the time of the call a significant premium to the public warrant exercise price. If the foregoing conditions are satisfied and the Post-Combination Company issues a notice of redemption of the public warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of shares of the Post-Combination Company common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 public warrant exercise price after the redemption notice is issued.

If the Post-Combination Company calls the public warrants for redemption as described above, its management will have the option to require any holder that wishes to exercise its public warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” the Post-Combination Company’s management will consider, among other factors, the Post-Combination Company’s cash position, the number of warrants that are outstanding and the dilutive effect on the Post-Combination Company’s stockholders of issuing the maximum number of shares of Post-Combination Company common stock issuable upon the exercise of its public warrants. If the Post-Combination Company’s management takes advantage of this option, all holders of public warrants would pay the exercise price by surrendering their warrants for that number of shares of Post-Combination Company common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Post-Combination Company common stock underlying the public warrants, multiplied by the excess of the “fair market value” of the Post-Combination Company common stock over the exercise price of the public warrants by (y) the fair market value. The “fair market value” will mean the average last reported sale price of shares of Post-Combination Company common stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If the Post-Combination Company’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Post-Combination Company common stock to be received upon exercise of the public warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If the Post-Combination Company calls the public warrants for redemption and management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify the Post-Combination Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Post-Combination Company common stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of Post-Combination Company common stock is increased by a share capitalization payable in shares of Post-Combination Company common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of Post-Combination Company common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase Post-Combination Company common stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of Post-Combination Company common stock equal to the product of  (i) the number of shares of Post-Combination Company common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Post-Combination Company common stock) and (ii) the quotient of  (x) the price per share of Post-Combination Company common stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of Post-Combination Company common stock, in determining the price payable for Post-Combination Company common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the VWAP of shares of Post-Combination Company common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Post-Combination Company common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Post-Combination Company, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Post-Combination Company common stock on account of such Post-Combination Company common stock (or other securities into which the warrants are convertible), other than (a) as described above, or (b) certain ordinary cash dividends.

If the number of outstanding shares of Post-Combination Company common stock is decreased by a consolidation, combination, reverse share split or reclassification of Post-Combination Company common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Post-Combination Company common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding share of Post-Combination Company common stock.

Whenever the number of shares of Post-Combination Company common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Post-Combination Company common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Post-Combination Company common stock so purchasable immediately thereafter.

In the case of any reclassification or reorganization of the outstanding Post-Combination Company common stock (other than those described above or that solely affects the par value of such Post-Combination Company common stock), or in the case of any merger or consolidation of the Post-Combination Company with or into another corporation (other than a consolidation or merger in which the Post-Combination Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Post-Combination Company common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Post-Combination Company as an entirety or substantially as an entirety in connection with which the Post-Combination Company is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Post-Combination Company common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Post-Combination Company common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Post-Combination Company common stock in such a transaction is payable in the form of Post-Combination Company common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Post-Combination Company. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding Public Warrants, and, solely with respect to any amendment to the terms of the private placement warrants, a majority of the then outstanding private placement warrants. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement pertaining to our initial public offering, for a complete description of the terms and conditions applicable to the warrants.

The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive Post-Combination Company common stock. After the issuance of Post-Combination Company common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Post-Combination Company will, upon exercise, round down to the nearest whole number the number of shares of Post-Combination Company common stock to be issued to the warrant holder.

Private Placement Warrants

There are currently 13,850,000 private placement warrants outstanding. The private placement warrants (including the shares of Post-Combination Company common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until thirty (30) days after the Closing (except in limited circumstances) and they will not be redeemable by the Post-Combination Company so long as they are held by the Sponsor or its permitted transferees. The founders, or their permitted transferees, have the option to exercise the private placement warrants for cash or on a cashless basis. Otherwise, the private placement warrants have terms and provisions that are identical to the public warrants. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by the Post-Combination Company in all redemption scenarios and exercisable by the holders on the same basis as the public warrants included in the Units sold in the ACAB IPO.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Post-Combination Company common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Post-Combination Company common stock underlying the private placement warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the private placement warrants by (y) the fair market value. For these purposes, the “fair market value” shall mean the average last reported sale price of the shares of Post-Combination Company common stock for the ten (10) trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. Even during such periods of time when insiders will be permitted to sell Post-Combination Company securities, an insider cannot trade in Post-Combination Company securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their public warrants and sell the shares of Post-Combination Company common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities.

Anti-Takeover Provisions of the Proposed Charter and the Proposed Bylaws

The Proposed Charter and the Proposed Bylaws, as they will be in effect at the consummation of the Business Combination, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Post-Combination Company’s board of directors, which may result in an improvement of the terms of any such acquisition in favor of the stockholders. However, they also give the Post-Combination Company’s board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

The authorized but unissued shares of Post-Combination Company common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

The Proposed Charter provides that the Post-Combination Company’s board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-half of the Post-Combination Company’s board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Post-Combination Company’s board of directors.

Stockholder Action; Special Meetings of Stockholders

The Proposed Charter will provide that stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, a holder controlling a majority of Post-Combination Company capital stock would not be able to amend the Post-Combination Company’s bylaws or remove directors without holding a meeting of stockholders called in accordance with the Post-Combination Company’s bylaws. Further, the Proposed Bylaws will provide that only the chairperson of Post-Combination Company’s board of directors, a majority of the board of directors or the Chief Executive Officer of the Post-Combination Company may call special meetings of stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of Post-Combination Company capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, the Proposed Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting or special meeting of stockholders. Generally, in order for any matter to be “properly brought” before a meeting, the matter must be (a) specified in a notice of meeting given by or at the direction of the Post-Combination Company’s board of directors, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the board of directors or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a stockholder present in person who (1) was a stockholder at the time of giving the notice, (2) is entitled to vote at the meeting, and (3) has complied with the advance notice procedures specified in the Post-Combination Company’s bylaws or properly made such proposal in accordance with Rule 14a-8 under the Exchange Act and the rules and regulations thereunder, which proposal has been included in the proxy statement for the annual meeting. Further, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the secretary and (b) provide any updates or supplements to such notice at the times and in the forms required by the Proposed Bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the Post-Combination Company’s principal executive offices not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”).

Stockholders at an annual meeting or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Post-Combination Company’s board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Post-Combination Company’s secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the outstanding voting securities until the next stockholder meeting.

No Cumulative Voting

Under the DGCL, there is no right to vote cumulatively (which allows stockholders to cast all of the votes such stockholder is entitled to for a single nominee for a board of directors rather than only being able to vote the number of shares such stockholder holds for or against each nominee) unless expressly authorized in the certificate of incorporation. The Proposed Charter does not authorize cumulative voting.

Amendment of Charter or Bylaws

Upon consummation of the Business Combination, the Post-Combination Company’s bylaws may be amended or repealed by a majority vote of the Post-Combination Company’s board of directors or by the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class. The affirmative vote of a majority of Post-Combination Company’s board of directors and at least 66 2/3% in voting power of the outstanding shares entitled to vote thereon would be required to amend certain provisions of the Proposed Charter.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Charter and Post-Combination Company’s bylaws will provide indemnification and advancement of expenses for the Post-Combination Company’s directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. The Post-Combination Company has entered into, or will enter into, indemnification agreements with each of its directors and officers. In some cases, the provisions of those indemnification agreements may be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, the Proposed Charter and the Post-Combination Company’s bylaws will include provisions that eliminate the personal liability of directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict the Post-Combination Company’s rights and the rights of the Post-Combination Company’s stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, the Post-Combination Company’s stockholders will have appraisal rights in connection with a merger or consolidation of the Post-Combination Company. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of the Post-Combination Company’s stockholders may bring an action in the company’s name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of the Post-Combination Company’s shares at the time of the transaction to which the action relates.

Forum Selection

The Proposed Charter and Proposed Bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Post-Combination Company; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of the Post-Combination Company’s current or former directors, officers, or other employees to the Post-Combination Company or its stockholders; (iii) any action or proceeding asserting a claim against the Post-Combination Company or any of its current or former directors, officers, or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, the Proposed Charter or the Proposed Bylaws; (iv) any action or proceeding to interpret, apply, enforce, or determine the validity of the Proposed Charter or the Proposed Bylaws; (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of

Delaware; and (vi) any action asserting a claim against the Post-Combination Company or any of its directors, officers, or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Charter and Proposed Bylaws will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Post-Combination Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying this offering. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, the Post-Combination Company would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Proposed Charter and the Proposed Bylaws.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Post-Combination Company or its directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for the Post-Combination Company’s common stock will be Continental Stock Transfer & Trust Company.

Trading Symbol and Market

Application will be made for the shares of the Post-Combination Company’s common stock and Public Warrants to be approved for listing on Nasdaq under the symbols “ABP” and “ABPW,” respectively.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Person Transactions—Post-Combination Company

Related Party Transactions Policy Following the Business Combination

Effective upon the consummation of the Business Combination, the Post-Combination Company Board expects to adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held Common Stock that is listed on Nasdaq. Under the policy, the Post-Combination Company will develop and implement processes and procedures to obtain information regarding related persons with respect to potential related person transactions and then determining, based on the facts and circumstances, whether such potential related person transactions do, in fact, constitute related person transactions requiring compliance with the policy. If it is determined that a transaction or relationship is a related person transaction requiring compliance with the policy, the Post-Combination Company’s audit committee will be required to review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the related person’s interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of the Post-Combination Company’s code of business conduct and ethics (which will also be put in place in connection with the Business Combination), and either approve or disapprove the related person transaction. In particular, the Post-Combination Company’s policy will require the Post-Combination Company’s audit committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to the Post-Combination Company and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s or a director nominee’s independence in the event the related person is a director or director nominee or an immediate family member of the director or director nominee;

•	the benefits to the Post-Combination Company of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

If advance audit committee approval of a related person transaction requiring the audit committee’s approval is not feasible, then the transaction may be preliminarily entered into by management upon prior approval of the transaction by the chair of the audit committee, subject to ratification of the transaction by the audit committee at the audit committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. If a transaction was not initially recognized as a related person transaction, then, upon such recognition, the transaction will be presented to the audit committee for ratification at the audit committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. The Post-Combination Company’s management will update the audit committee as to any material changes to any approved or ratified related person transaction and will provide a status report at least annually of all then current related person transactions. No director will be permitted to participate in the approval of a related person transaction for which he or she is a related person.

In addition, under our code of business conduct and ethics, which will be adopted effective upon the consummation of the Business Combination, the Post-Combination Company’s employees, directors and director nominees will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

Certain Relationships and Related Person Transactions—Abpro

Director and Executive Officer Compensation

Abpro has granted stock options to its directors and executive officers, as more fully described in the section “Abpro Executive and Director Compensation.”

Abpro Bio International, Inc.

Abpro Bio International, Inc. (“Abpro Bio”) owns approximately 35% of Abpro.

Abpro Bio Collaboration Agreement

Abpro entered into a Collaboration and License Agreement (the “Abpro Bio Collaboration Agreement”) in January 2020 with AbMed Corporation and Abpro Bio to develop and commercialize ABP-201 through a territorial partnership that granted Abpro Bio exclusive development and commercialization rights in the People’s Republic of China, Japan, South Korea, Southeast Asia (which for the purposes hereof means Philippines, Indonesia, Taiwan, Pakistan, India, Vietnam, Laos, Cambodia, Thailand, Myanmar and West Malaysia), the Middle East (which for the purposes hereof means Bahrain, Cyprus, Egypt, Iraq, Israel, Jordan, Kuwait, Lebanon, Northern Cyprus, Oman, Palestine, Qatar, Saudi Arabia, Syria, Turkey, United Arab Emirates and Yemen), and the Commonwealth of Independent States (CIS) (which for the purposes hereof means Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan).

Abpro agreed to form a joint steering committee to oversee the collaboration that includes representatives from both Abpro and Abpro Bio. Abpro Bio agreed to use commercially reasonable efforts to develop and commercialize a licensed product, including the achievement of certain milestones by certain dates. Under the Collaboration Agreement, Abpro Bio agreed to pay Abpro a double-digit percentage royalty in the low teens, tiered based on cumulative net sales by Abpro Bio, its affiliates or sublicensees beginning with the first commercial sale of a licensed product in its territory. Abpro is also entitled to payments totaling approximately $540 million, subject to the satisfaction of certain development and sales milestones. Abpro is responsible for patent prosecution and Abpro Bio has agreed to reimburse Abpro for patent costs in its licensed territory. Unless earlier terminated in accordance with its terms, the agreement with Abpro Bio remains in effect on a country-by-country basis until the later of (i) the expiration of patent claims that cover the licensed product in a country, (ii) 10 years after the first commercial sale of a licensed product in a country, and (iii) the expiration of regulatory exclusivity for a licensed product in a country. Abpro may terminate the agreement upon the occurrence of specified bankruptcy events relating to Abpro Bio or if Abpro Bio is in material default or breach of the agreement and does not cure within a specified notice and cure period. Abpro Bio may also terminate the agreement upon ninety (90) days’ written notice.

In connection with entering into the Abpro Bio Collaboration Agreement, Abpro Bio made a $30 million equity investment in Abpro.

Series E and Series F Preferred Stock Offerings

In 2020, Abpro issued and sold to Abpro Bio in a private placement an aggregate of 3,303,966, or 100%, of Abpro’s Series E Redeemable Convertible Preferred Stock at a purchase price of $9.08 per share for an aggregate purchase price of approximately $30.0 million. Each share of Series E Redeemable Convertible Preferred Stock will automatically convert into one share of Post-Combination Company common stock upon closing of the Business Combination.

In 2022, Abpro issued and sold to Abpro Bio in a private placement an aggregate of 444,444, or 80%, of Abpro’s Series F Redeemable Convertible Preferred Stock at a purchase price of $18.00 per share for an aggregate purchase price of approximately $8.0 million. Each share of Series F Redeemable Convertible Preferred Stock will automatically convert into one share of Post-Combination Company common stock upon closing of the Business Combination.

2023 Promissory Note

On October 18, 2023, Abpro issued a Promissory Note for the benefit of Abpro Bio in the principal amount of up to $6 million for expenses incurred in connection with the Business Combination and for Abpro operating expenses. Amounts borrowed under the Promissory Note plus accrued interest are due and payable on the earlier of (i) the closing of the Business Combination and (ii) April 18, 2025. The Promissory Note accrues interest at 5% per annum until the maturity date and 7% thereafter. At the Closing, the outstanding $4.2 million on the Promissory Note is expected to be converted into 1,267,399 newly issued shares of Series A common stock.

Related Party Promissory Notes

On December 29, 2023, Abpro issued a Promissory Note for the benefit of Ian Chan in the principal amount of $176,625. Amounts borrowed under the Promissory Note plus accrued interest are due and payable on the earlier of (i) the closing of the Business Combination and (ii) June 29, 2025. The Promissory Note accrues interest at 5% per annum until the maturity date and 7% thereafter. Abpro intends to repay the Promissory Note in full with the proceeds from the Business Combination.

On December 29, 2023, Abpro issued a Promissory Note for the benefit of Eugene Chan in the principal amount of $123,638. Amounts borrowed under the Promissory Note plus accrued interest are due and payable on the earlier of (i) the closing of the Business Combination and (ii) June 29, 2025. The Promissory Note accrues interest at 5% per annum until the maturity date and 7% thereafter. Abpro intends to repay the Promissory Note in full with the proceeds from the Business Combination.

Consulting Agreement

On January 1, 2023, Abpro entered into a consulting agreement with NEM LLC, whose sole member is Eugene Chan, Abpro’s Chairman. The Consulting Agreement provides for annual payment of $250,000 paid monthly, and a possible performance bonus of up to 50%. The Consulting Agreement has a term of twelve (12) months, and automatically renews for additional 12-month terms thereafter unless cancelled by either party. Either party may terminate the agreement with sixty (60) days’ notice to the other party.

Promissory Note Agreement with Executive

On April 18, 2024, the Company entered into a promissory note agreement with one of its executives to receive up to $1,795,000 in funding. Between April and August 2024, the Company received the $1,795,000 in advances from the executive, as of the date of this filing. These advances accrue interest at 7.5% per annum through the maturity date and at 9.5% per annum after the maturity date if any amounts then remain outstanding. All advances, plus accrued interest, are due and payable on the earlier of (i) the closing of the Business Combination and (ii) November 19, 2024. This promissory note agreement includes early repayment provisions which state that if in any calendar month prior to the closing of the Business Combination, the Company receives capital or cash flows from another party, then the executive will be paid 10% of such proceeds prior to any other obligations that the Company may have until the principal and interest have been repaid. Abpro intends to repay the promissory note in full with the proceeds from the Business Combination.

Promissory Note for Bridge Loan with Shahraab Ahmad, Chief Executive Officer of ACAB

On August 16, 2024, Abpro issued a Promissory Note to Shahraab Ahmad, Chief Executive Officer of ACAB, pursuant to which Abpro received a bridge loan in the principal amount of $103,000 from Mr. Ahmad (the “Bridge Loan”). The Bridge Loan matures on the earlier of (i) November 20, 2024 and (ii) the successful closing of the de-

SPAC transaction contemplated by the Business Combination Agreement (the “Ahmad Note Maturity Date”). On the Ahmad Note Maturity Date, the sum of $206,000, including $103,000 principal, will be payable by Abpro to Mr. Ahmad.

Director and Officer Indemnification

Abpro’s charter and bylaws provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. Abpro has entered into indemnification agreements with certain of the members of its board of directors. Following the Business Combination, Abpro expects that these agreements will be replaced with new indemnification agreements for each director and officer of the Post-Combination Company. For additional information, see “Comparison of Stockholders’ Rights — Indemnification of Directors, Officers, Employees and Agents” and “Description of Capital Stock of the Post-Combination Company — Limitations on Liability and Indemnification of Officers and Directors.”

Certain Relationships and Related Person Transactions—ACAB

Founder Shares

In October 2021, the Sponsor purchased 7,187,500 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.0035 per share. Due to the underwriters’ election to partially exercise their overallotment option, 3,750 shares were forfeited. In October 2021, the Sponsor transferred 50,000 Founder Shares to each of Ms. Lord, Mr. Kahlon, Mr. Stanwood, Mr. Dove and Mr. Schiano, ACAB’s independent directors. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent approximately 20% of the outstanding shares upon completion of the ACAB IPO. On January 13, 2022, ACAB effectuated a 1.044-for-1 stock split, resulting in an aggregate of 7,503,750 founder shares outstanding and held by the Initial Stockholders. The Founder Shares will be worthless if ACAB does not complete an initial business combination.

As of the date of this proxy statement/prospectus, there are 8,041,269 shares of ACAB common stock issued and outstanding, including one share of Series B common stock, each of which will be converted into one share of Series A common stock at the Closing.

On April 18, 2023, the Series B Holders voluntarily converted 7,499,999 shares of Series B common stock of ACAB they held as of such date into 7,499,999 shares of Series A common stock of the Company in accordance with the charter amendment. With respect to shares of Series A common stock that they received as result of the Conversion, the Series B Holders (i) agreed that they would not vote such stock until after the closing of a business combination and (ii) acknowledged that such stock would not be entitled to any distribution from ACAB’s trust account. On December 15, 2023, ACAB held a special meeting of stockholders to approve a charter amendment proposal to further extend the date by which ACAB must consummate a business combination to September 19, 2024 (subject to additional approval by the ACAB Board). In connection with the December 15, 2023 stockholder meeting, holders of an aggregate of 2,768,301 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares, and as a result, such holders received a payment of approximately $10.68 per share redeemed. On September 19, 2024, at a special meeting of the stockholders, the stockholders approved a proposal to amend ACAB’s Certificate of Incorporation to extend the date by which ACAB must complete its initial business combination from September 19, 2024 to October 19, 2024 and to allow ACAB, without another stockholder vote, to elect to extend the October 19, 2024 termination date by resolution of ACAB’s board of directors, if requested by the Sponsor, until November 19, 2024, unless the Closing shall have occurred prior thereto.

On September 17, 2024, holders of an aggregate of 126,122 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares, and as a result, such holders received a payment of approximately $11.28 per share redeemed. As a result of the conversion and the results of the stockholder meetings described above, ACAB has an aggregate of 8,041,268 shares of Series A common stock outstanding and one (1) share of Series B common stock (held by the Sponsor) outstanding.

Private Placement Warrants

The Sponsor purchased an aggregate of 13,850,000 private placement warrants at a price of $1.00 per warrant ($13,850,000 in the aggregate) in a private placement that occurred simultaneously with the closing of the ACAB IPO. Each private placement warrant entitles the holder thereof to purchase one share of ACAB’s Series A common stock at a price of $11.50 per share. The private placement warrants (including the Series A common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Registration Rights

The holders of Founder Shares, private placement warrants and any units the Sponsor or our officers, directors or their affiliates may be issued in payment of working capital loans made to us (and all underlying securities), are entitled to registration rights pursuant to a Registration Rights Agreement dated January 13, 2022, by and among ACAB, the Sponsor and certain other securityholders of ACAB. The holders of a majority of these securities are entitled to make up to three demands that we register such securities. The holders of a majority of the units issued in payment of working capital loans made to us (or underlying securities) can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Corporate Opportunities

If any of ACAB’s officers or directors becomes aware of an initial business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity. ACAB’s officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

Director and Officer Reimbursement

No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by ACAB to the Sponsor, officers and directors, or any of their respective affiliates, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is), other than the repayment of any loans from the Sponsor, officers and directors for working capital purposes and reimbursement of any out-of-pocket expenses incurred in connection with activities on ACAB’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. ACAB does not have a policy that prohibits the Sponsor, executive officers or directors, or any of their respective affiliates, from negotiating for the reimbursement of out-of-pocket expenses by a target business. ACAB’s audit committee reviews on a quarterly basis all payments that were made to the Sponsor, officers, directors or ACAB or their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on ACAB’s behalf.

Related Party Notes

In October 2021, the Sponsor agreed to loan ACAB an aggregate of up to $250,000 to cover expenses related to the ACAB IPO pursuant to a promissory note (the “2021 Note”). The 2021 Note was non-interest bearing and payable upon the completion of the ACAB IPO. The outstanding borrowings under the 2021 Note in the amount of $149,539 were repaid on February 22, 2022.

On October 14, 2023 and November 14, 2023, ACAB issued unsecured promissory notes (the “2023 Notes”) to the Sponsor in the aggregate principal amounts of $80,000 and $80,000, respectively, in connection with monthly extensions of the deadline to consummate an initial business combination. In the event that ACAB does not consummate an initial business combination, all amounts loaned to ACAB under the 2023 Notes will be forgiven except to the extent that ACAB has funds available to it outside of its trust account established in connection with the ACAB IPO.

Related Party Loans

In order to meet our working capital needs following the consummation of the ACAB IPO, the Sponsor has committed to advance ACAB up to $1,750,000 to fund expenses relating to investigating and selecting a target business and other working capital requirements after the ACAB IPO and prior to the Business Combination. In addition, the Sponsor or an affiliate of the Sponsor or certain of ACAB’s directors and officers may, but are not obligated to, loan ACAB funds as may be required. Each loan would be evidenced by a promissory note. Up to $1,500,000 of such loan may be convertible into additional warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the private placement warrants. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

ACAB does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account.

Expense Advance Agreement

On May 30, 2024, the Company and the Sponsor entered into an expense advancement agreement (the “Expense Advancement Agreement”), pursuant to which the Sponsor has agreed to advance to the Company up to $600,000 in the aggregate, including previous amounts advanced from the Sponsor to the Company, on an interest-free basis as may be necessary to cover working capital expenses, fund certain redemptions of the Company’s common stock and cover costs and expenses in connection with the consummation of the Company’s proposed business combination with. Each advance under the Expense Advancement Agreement will be evidenced by a promissory note, the form of which is included as an exhibit to the Expense Advancement Agreement. This agreement replaces the previous Extension Promissory Notes in the aggregate amount of $160,000. The Expense Advance Agreement as of this filing has borrowed $160,000, with $440,000 available for withdrawal.

As of June 30, 2024 and December 31, 2023, the Sponsor advanced the Company $2,225,051 and $1,655,000, respectively, and is reflected in the condensed consolidated balance sheets. The advances from the Sponsor do not accrue interest and are payable upon the closing of the Merger.

Promissory Note Issued to Shahraab Ahmad, CEO of ACAB

For more information about the Ahmad Promissory Note, see the subsection entitled “Certain Relationships and Related Party Transactions — Certain Relationships and Related Person Transactions — Abpro — Promissory Note for Bridge Loan with Shahraab Ahmad, Chief Executive Officer of ACAB.”

Sponsor Letter Agreement

For more information about the Sponsor Letter Agreement, see the subsection entitled “The Business Combination Agreement and Related Agreements — Related Agreements — Sponsor Letter Agreement.”

Deferred Underwriting Fee

On January 8, 2024, ACAB and Cantor entered into the Fee Reduction Agreement, pursuant to which Cantor has agreed to settle $10,290,000 of the deferred underwriting fees payable, resulting in a remainder of $6,000,000 of deferred underwriting fees payable (the “Reduced Deferred Fee”) by the Company to Cantor upon the closing of the contemplated Transaction with Abpro. The Reduced Deferred Fee shall be payable to Cantor in the form of 600,000 shares of Post-Combination Company common stock. The Fee Reduction Agreement only applies to the consummation of the Business Combination with Abpro and no other potential business combinations that may be contemplated or consummated by ACAB. In the event that ACAB does not consummate the Business Combination with Abpro, the original deferred fee shall become due and payable by ACAB to Cantor as originally set forth in the Underwriting Agreement, upon the consummation of a business combination.

Cantor agreed to the Reduced Deferred Fee after discussions with ACAB as a result of the anticipated transaction costs and redemptions in connection with the Closing of the Business Combination, which, without additional financing, would result in Available Closing Cash of less than $8.7 million and permit Abpro to terminate the Business Combination Agreement, and the Business Combination would not be consummated. The Reduced Deferred Fee would reduce the amount of transaction costs that would otherwise be paid from funds in the trust account at Closing, providing additional liquidity to ACAB in order to meet the Available Closing Cash condition. Although Cantor has not resigned as an underwriter pursuant to Section 11(b)(1) of the Securities Act, Cantor has not had any role in the identification or evaluation of Abpro as a business combination target for ACAB. ACAB did not expect Cantor to provide a service in connection with the closing of the Business Combination; therefore, the Reduced Deferred Fee agreement has not created any role in connection with the closing of the Business Combination that ACAB is seeking to fill.

Polar Subscription Agreement

On April 10, 2024, ACAB, Polar Multi-Strategy Master Fund (“Polar”), and the Sponsor entered into a subscription agreement (the “Polar Subscription Agreement”) pursuant to which Polar agreed to provide a capital contribution to the Sponsor in an aggregate amount of up to $360,000 (the “Capital Contribution”) in exchange for 1 share of ACAB’s Series A common stock held by the Sponsor for each $1 invested by Polar as of the closing of ACAB’s initial business combination, provided that the obligation to make capital contributions will terminate on November 19, 2024 (the date by which ACAB must consummate its initial business combination). Funds invested by Polar pursuant to the Polar Subscription Agreement will in turn will be loaned by the Sponsor to ACAB on an interest-free basis (the “SPAC Loan”) in order to fund ACAB’s working capital needs and other expenses in connection with the Business Combination. As of June 30, 2024, Polar funded $345,051 of the Capital Contribution to the Sponsor.

Upon the consummation of the Business Combination, ACAB will pay to the Sponsor the principal amount outstanding under the SPAC Loan. In addition, Polar will be entitled to receive from the Sponsor an amount equal to the Capital Contribution in cash or shares of ACAB’s Series A common stock held by Sponsor, at Polar’s election. If Polar elects to receive repayment in shares, then the Sponsor will transfer, or ACAB (or the Post-Combination Company, following the Closing Date) will issue to Polar, shares of ACAB Series A common stock at a rate of 1 share for each $10 invested by Polar as of the Closing Date.

In the event that ACAB or the Sponsor defaults on certain of its obligations under the Polar Subscription Agreement, and such default continues uncured for a period of five (5) business days following written notice by Polar to ACAB and the Sponsor (the “Default Date”), ACAB (or the Post-Combination Company following the Closing Date) will immediately issue to Polar 36,000 shares of ACAB Series A common stock on the Default Date and will subsequently issue an additional 36,000 shares of ACAB Series A common stock on each monthly anniversary of the Default Date thereafter, until such default is cured.

ACAB’s Management Participation in the Post-Combination Company

After our initial business combination, members of ACAB’s management team who remain with ACAB may be paid consulting, management or other fees from the Post-Combination Company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider an initial business combination, as applicable, as it will be up to the directors of the Post-Combination Company to determine executive and director compensation. In such event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

Other Material Interests Relating to the Business Combination

ACAB’s directors and officers will be eligible for continued indemnification and continued coverage under ACAB’s directors’ and officers’ liability insurance for six years after the Closing Date pursuant to the Business Combination Agreement.

ACAB’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on ACAB’s behalf, such as identifying and investigating possible business targets and business combinations. However, if ACAB fails to consummate a business combination by November 19, 2024, they will not have any claim against the trust account for reimbursement. There have not been any material out-of-pocket expenses subject to reimbursement and ACAB does not anticipate any such expenses prior to Closing. ACAB’s officers and directors, and their affiliates, expect to incur (or guaranty) approximately $0.2 million of transaction expenses (excluding the deferred underwriting commissions being held in the trust account). Accordingly, ACAB may not be able to reimburse these expenses if the Business Combination or another business combination, is not completed by such date.

Procedures with Respect to Review and Approval of Related Person Transactions

Our Code of Business Conduct and Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Board of Directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares of common stock, or (c) immediate family member of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to us than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of the Sponsor or our officers or directors including (i) an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any private equity fund or investment company (or an affiliate thereof) that is affiliated with any of the foregoing, (ii) an entity in which any of the foregoing or their affiliates are currently passive investors, (iii) an entity in which any of the foregoing or their affiliates are currently officers or directors, or (iv) an entity in which any of the foregoing or their affiliates are currently invested through an investment vehicle controlled by them, unless we have obtained an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions on the type of target business we are seeking to acquire, and the approval of a majority of our disinterested independent directors that the business combination is fair to our unaffiliated stockholders from a financial point of view. Furthermore, no finder’s fees, reimbursements, consulting fee, monies in respect of any payment of a loan or other compensation will be paid by us to the Sponsor, our officers or directors, or any of their respective affiliates, for services rendered to us prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is), other than the repayment of any loans from the Sponsor, officers and directors for working capital purposes and reimbursement of any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

EXPERTS

The financial statements of Atlantic Coastal Acquisition Corp. II. as of December 31, 2023 and 2022 and for the years ended December 31, 2022 and 2023 have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The consolidated financial statements of Abpro Corporation as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, included in the Proxy Statement of Atlantic Coastal Acquisition Corp. II, which is referred to and made part of this proxy statement/prospectus and Registration Statement, have been audited by Wolf & Company, P.C., independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of shares of ACAB’s Series A common stock offered by this proxy statement/prospectus will be passed upon for ACAB by Pillsbury Winthrop Shaw Pittman LLP, New York, NY. Certain attorneys of Pillsbury Winthrop Shaw Pittman LLP have an economic interest in the Sponsor representing less than 0.1% of its capitalization.

Certain legal matters will be passed upon for Abpro by Nelson Mullins Riley & Scarborough LLP, Washington, D.C.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the ACAB Board does not know of any matters that will be presented for consideration at the Special Meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

APPRAISAL RIGHTS

Holders of ACAB common stock are not entitled to appraisal rights in connection with the Business Combination under Delaware Law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

ACAB files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read ACAB’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Special Meeting, you should contact ACAB’s proxy solicitation agent at the following address and telephone number:

Sodali & Co

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: ACAB.info@sodali.com

If you are an ACAB stockholder and would like to request documents, please do so by October 31, 2024, in order to receive them before the Special Meeting. If you request any documents from ACAB, ACAB will mail them to you by first class mail, or another equally prompt means.

All information included in this proxy statement/prospectus relating to ACAB has been supplied by ACAB, and all such information relating to Abpro has been supplied by Abpro. Information provided by either ACAB or Abpro does not constitute any representation, estimate or projection of any other party.

Neither ACAB nor Abpro has authorized anyone to give any information or make any representation about the Business Combination or the parties that is different from, or in addition to, the information included in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information included in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

PART I - FINANCIAL INFORMATION

Item 1.	Interim Financial Statements.

ATLANTIC COASTAL ACQUISITION CORP. II

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2024 (unaudited)	December 31, 2023.
ASSETS
Current assets
Cash and cash equivalents	$236,779	$264,538
Prepaid expenses	40,500	—
Cash and marketable securities held in Trust Account	—	29,728,990

Total Current Assets	277,279	29,993,528

Cash held in Trust Account	7,619,044	7,372,451

TOTAL ASSETS	$7,896,323	$37,365,979

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$1,515,813	$469,268
Excise tax payable	3,062,004	3,062,004
Accrued offering costs	5,000	5,000
Income taxes payable	338,507	308,194
Common stock to be redeemed (2,768,301 shares of Series A common stock)	—	29,728,990
Extension promissory note - related party	160,000	160,000
Advance from related parties	2,225,051	1,655,000

Total Current Liabilities	7,306,375	35,388,456
Deferred underwriting fee payable	10,500,000	10,500,000

Total Liabilities	17,806,375	45,888,456

Commitments (Note 6)
Series A common stock subject to possible redemption; 667,391 shares issued and outstanding at June 30, 2024 and December 31, 2023 at redemption value of $11.22 and $10.93 per share, respectively	7,487,321	7,292,641
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued and outstanding	—	—
Series A common stock, $0.0001 par value; 100,000,000 shares authorized; 7,499,999 issued outstanding (excluding 667,391 shares subject to possible redemption) as of June 30, 2024 and December 31, 2023, respectively	749	749
Series B common stock, $0.0001 par value; 10,000,000 shares authorized; 1 share issued and outstanding as of June 30, 2024 and December 31, 2023	1	1
Additional paid-in capital	—	—
Accumulated deficit	(17,398,123)	(15,815,868)

Total Stockholders’ Deficit	(17,397,373)	(15,815,118)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$7,896,323	$37,365,979

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ATLANTIC COASTAL ACQUISITION CORP. II

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
Operation and formation costs	$393,674	$420,341	$1,534,742	$957,899

Loss from operations	(393,674)	(420,341)	(1,534,742)	(957,899)
Other income:
Interest income – bank	39	14,241	886	17,783
Interest earned on marketable securities held in Trust Account	80,957	1,526,546	176,594	4,811,088

Total other income	80,996	1,540,787	177,480	4,828,871
(Loss) income before provision for income taxes	(312,678)	1,120,446	(1,357,262)	3,870,972
Provision for income taxes	(26,173)	(317,643)	(30,313)	(997,641)

Net (loss) income	$(338,851)	$802,803	$(1,387,575)	$2,873,331

Weighted average shares outstanding, Redeemable Series A common stock	667,391	14,706,653	667,391	22,311,080

Basic and diluted net (loss) income per share, Redeemable Series A common stock	$(0.04)	$0.05	$(0.17)	$0.11

Weighted average shares outstanding, Non Redeemable Series A and Series B common stock	7,500,000	1,483,517	7,500,000	4,475,139

Basic and diluted net (loss) income per share, Non Redeemable Series A and Series B common stock	$(0.04)	$0.05	$(0.17)	$0.11

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ATLANTIC COASTAL ACQUISITION CORP. II

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024

	Series A Common Stock		Series B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance — December 31, 2023	7,499,999	$749	1	$1	$—	$(15,815,868)	$(15,815,118)
Remeasurement of Series A common stock to redemption amount	—	—	—	—	—	(121,197)	(121,197)
Net loss	—	—	—	—	—	(1,048,724)	(1,048,724)

Balance — March 31, 2024	7,499,999	$749	1	$1	$—	$(16,985,789)	$(16,985,039)
Remeasurement of Series A common stock to redemption amount	—	—	—	—	—	(73,483)	(73,483)
Net loss	—	—	—	—	—	(338,851)	(338,851)

Balance — June 30, 2024	7,499,999	$749	1	$1	$—	$(17,398,123)	$(17,397,373)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023
	Series A Common Stock		Series B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance — December 31, 2022	—	$—	7,500,000	750	$—	$(11,180,162)	$(11,179,412)
Remeasurement of Series A common stock to redemption amount	—	—	—	—	—	(2,554,544)	(2,554,544)
Net income	—	—	—	—	—	2,070,528	2,070,528

Balance — March 31, 2023	—	—	7,500,000	750	—	(11,664,178)	(11,663,428)
Remeasurement of Series A common stock to redemption amount	—	—	—	—	—	(1,180,703)	(1,180,703)
Stockholder non-redemption agreement	—	—	—	—	1,378,126	—	1,388,563
Stockholder non-redemption agreement	—	—	—	—	(1,378,126)	—	(1,388,563)
Excise tax	—	—	—	—	—	(2,764,714)	(2,764,714)
Conversion of Series Class B shares to Series Class A Non-redeemable shares	7,499,999	749	(7,499,999)	(749)	—	—	—
Net income	—	—	—	—	—	802,803	802,803

Balance — June 30, 2023	7,499,999	$749	1	$1	$—	$(14,806,792)	$(14,806,042)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ATLANTIC COASTAL ACQUISITION CORP. II

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2024	2023
Cash Flows from Operating Activities:
Net (loss) income	$(1,387,575)	$2,873,331
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(176,594)	(4,811,088)
Changes in operating assets and liabilities:
Prepaid expenses	(40,500)	160,157
Accrued expenses	1,046,546	552,956
Income taxes payable	30,313	997,641

Net cash used in operating activities	(527,810)	(227,003)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	$(70,000)	$—
Cash withdrawn from Trust Account to pay franchise and income taxes	—	2,132,269
Cash withdrawn from Trust Account in connection with redemption	29,728,990	276,471,460

Net cash provided by investing activities	29,658,990	278,603,729

Cash Flows from Financing Activities:
Advances from related party	$570,051	$—
Payment of offering costs	—	(70,000)
Redemption of common stock	(29,728,990)	(276,471,460)

Net cash used in financing activities	(29,158,939)	(276,541,460)

Net Change in Cash	(27,759)	1,835,266
Cash – Beginning of period	264,538	392,446

Cash – End of period	$236,779	$2,227,712

Non-cash investing and financing activities:
Remeasurement of carrying value to redemption value	$194,680	$3,735,247

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

NOTE 1 — ORGANIZATION AND PLAN OF BUSINESS OPERATIONS

Atlantic Coastal Acquisition Corp. II (the “Company”) is a blank check company incorporated in Delaware on May 20, 2021. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (a “Business Combination”). On November 30, 2023 the Company formed Abpro Merger Sub Corp. (“Merger Sub”), a wholly owned subsidiary of the Company.

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2024, the Company had not yet commenced any operations. All activity for the period May 20, 2021 (inception) through June 30, 2024 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on January 13, 2022. On January 19, 2022, the Company consummated the Initial Public Offering of 30,000,000 units (the “Units” and, with respect to the shares of Series A common stock included in the Units being offered, the “Public Shares”), which includes the partial exercise by the underwriters of its over-allotment option in the amount of 3,900,000 Units at $10.00 per Unit, generating gross proceeds of $300,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 13,850,000 warrants (each, a “Private Placement Warrant” and, collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Atlantic Coastal Acquisition Management II LLC (the “Sponsor”), generating gross proceeds of $13,850,000, which is described in Note 4.

Transaction costs amounted to $17,204,107, consisting of $5,760,000 of underwriting fees (net of $240,000 reimbursed by the underwriters), $10,500,000 of deferred underwriting fees, and $944,107 of other offering costs.

Following the closing of the Initial Public Offering on January 19, 2022, an amount of $306,000,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), to be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

To mitigate the risk of us being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), the Company instructed the Trustee in December 29, 2023 to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash (which may include demand deposit accounts) until the earlier of consummation of our Business Combination or liquidation.

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

While the Company’s management has broad discretion with respect to the specific application of the cash held outside of the Trust Account substantially all of the net proceeds from the Initial Public Offering and the sale of the Private Placement Warrants, which are placed in the Trust Account are intended to be applied generally toward completing a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the signing a definitive agreement to enter a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve a Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.20 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the holders of the Company’s shares prior to the Initial Public Offering (the “Initial Stockholders”) have agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

The Initial Stockholders have agreed (a) to waive their redemption rights with respect to their Founder Shares and Public Shares held by them in connection with the completion of a Business Combination, (b) to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination prior to September 19, 2024 and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company had 15 months from the closing of the Initial Public Offering to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period. On April 18, 2023, the company held the Meeting to approve an extension of time for the Company to consummate a Business Combination from April 19, 2023 to October 19, 2023, subject to additional Extension(s) up to December 19, 2023 upon election by the Sponsor. The extension was approved and a result 26,564,308 shares of the Company’s Series A common stock were redeemed at approximately $10.41 per share.

On April 18, 2023, the Sponsor, the Company’s independent directors, and Apeiron Investment Group Ltd (collectively, the “Series B Holders”) voluntarily converted 7,499,999 shares of Series B common stock of the Company they held as of such date into 7,499,999 shares of Series A common stock of the Company (the “Conversion”) in accordance with the amended and restated certificate of incorporation, as amended. With respect to shares of Series A common stock that they received as result of the Conversion, the Series B Holders (i) agreed that they would not vote such stock until after the closing of a Business Combination and (ii) acknowledged that such stock would not be entitled to any distribution from the Company’s trust account. As a result of the Conversion and the results of the Meeting described above, the Company has an aggregate of 10,935,691 shares of Series A common stock outstanding and 1 share of Series B common stock (held by the Sponsor) outstanding.

On October 14, 2023 and November 14, 2023, the Company issued non-interest bearing, unsecured promissory notes in the aggregate principal amount of $80,000, respectively, (the “Notes”) to the Sponsor. The $80,000 of proceeds was deposited into the Company’s trust account in order to extend the amount of time that the Company has available to complete a Business Combination. Upon the closing of a Business Combination by the Company, the Sponsor may elect to either receive repayment under the Notes or to convert all or a portion of the amount loaned under the Notes into Series A common stock of the Company at a price equal to $10.20 per share. In the event that the Company does not complete a Business Combination, the amounts loaned under the Notes

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

will be repaid to the Sponsor only from funds held outside the Trust Account or will be forfeited, eliminated, or otherwise forgiven.

On October 14, 2023, by resolution of the board of directors of the Company, the Company extended the expiration date of the Combination Period from October 19, 2023 to November 19, 2023.

On November 14, 2023, by resolution of the board of directors of the Company, the Company extended the expiration date of the Combination Period from November 19, 2023 to December 19, 2023.

On December 11, 2023, the Company, Abpro Merger Sub Corp., a Delaware corporation, and Abpro Corporation, a Delaware corporation (“Abpro”), entered into a business combination agreement (the “Business Combination Agreement” and the transactions contemplated thereby, the “Merger”). Please see the Current Report on Form 8-K filed on December 12, 2023 for more information on the terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the Merger.

On December 15, 2023, the company held the Meeting to approve an extension of time for the Company to consummate a Business Combination from December 19, 2023 to March 19, 2024, subject to deposits into the trust account maintained for the benefit of the Company’s public stockholders the lesser of (a) $30,000 or (b) $0.045 for each Public Share that is not redeemed in connection with the Meeting. If the Company has not consummated a Business Combination by the Extended Date, the Company may, without another stockholder vote, elect to extend the Extended Date on a monthly basis up to six times by an additional one month each time thereafter, until September 19, 2024. The extension was approved and a result 2,768,301 public shares of Series A common stock exercised and did not reverse, their right to redeem their Public Shares in connection with the vote upon the Charter Amendment Proposal. As a result of the foregoing, those holders will receive a payment of approximately $10.68 per share redeemed. This resulted in $29,728,990 being withdrawn from the trust account and paid to redeeming stockholders. The payment to the redeeming stockholders was processed in January 2024, as such $29,728,990 has been removed form Series A common stock subject to redemption and recorded as common stock to be redeemed.

On January 21, 2024, the Company received a partial waiver from an underwriter from the initial public offering that was entitled to a portion of the deferred underwriter fee. Subject to the closing of the Merger, the underwriter waived $4,290,000 of the underwriter fee in exchange for 600,000 of common stock in the post-merger Company.

On January 22, 2024, the Company issued a press release announcing that it filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on January 19, 2024 in connection with the previously announced Merger.

On April 17, 2024, May 20, 2024, June 26, 2024, July 20, 2024 and August 20, 2024, a $10,000 extension payment was made to extend until May 19, 2024, June 19, 2024, July 19, 2024, August 19, 2024 and September 19, 2024. On April 2, 2024, the Company filed an amendment to its Registration Statement on Form S-4 with the SEC in connection with the previously announced proposed Merger with Abpro Corporation. On April 30, 2024, the Company filed a second amendment to its Registration on Form S-4 with the SEC.

On April 10, 2024, the Company, Polar Multi-Strategy Master Fund (the “Investor”), and the Sponsor entered into a subscription agreement (the “Subscription Agreement”) pursuant to which the Investor agreed to provide a

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

capital contribution to the Sponsor in an aggregate amount of up to $360,000 (the “Capital Contribution”) in exchange for 1 share of the Company’s Series A common stock held by the Sponsor for each $1 invested by the Investor as of the closing of the Company’s proposed Merger (the “Closing”), provided that the obligation to make capital contributions will terminate on September 19, 2024. Funds invested by the Investor pursuant to the Subscription Agreement will in turn will be loaned by the Sponsor to the Company on an interest-free basis (the “SPAC Loan”) in order to fund the Company’s working capital needs and other expenses in connection with the Closing. As of this filing the Company has drawn $345,051, with $14,949 available for withdrawal.

Upon the Closing, the Company will pay to the Sponsor the principal amount outstanding under the SPAC Loan. In addition, the Investor will be entitled to receive from the Sponsor an amount equal to the Capital Contribution in cash or shares of the Company’s common stock, as determined at the Investor’s election (the “Return of Capital”). If the Investor elects to receive the Return of Capital in shares, then the Sponsor will transfer, or the Company (or the surviving entity following the Closing) will issue to the Investor, shares of the Company’s common stock at a rate of 1 share for each $10 invested by the Investor as of the Closing.

In the event that the Company or the Sponsor defaults on certain of its obligations under the Subscription Agreement, and such default continues uncured for a period of five business days following written notice by the Investor to the Company and the Sponsor (the “Default Date”), the Company (or the surviving entity following the Closing)will immediately issue to the Investor 36,000 shares of ACAB common stock on the Default Date and will subsequently issue an additional 36,000 shares of the Company’s common stock on each monthly anniversary of the Default Date thereafter, until such default is cured.

On April 18, 2024, the Company entered into a promissory note agreement with one of its executives to receive up to $1,475,000 in funding. Between April and July 2024, the Company received the full $1,475,000 in advances from the executive, as of the issuance date of these financial statements. These advances accrue interest at 7.5% per annum through the maturity date and at 9.5% per annum after the maturity date if any amounts then remain outstanding. All advances, plus accrued interest, are due and payable on the earlier of (i) the closing of the Business Combination and (ii) September 19, 2024. This promissory note agreement includes early repayment provisions which state that if in any calendar month prior to the closing of the Merger, the Company receives capital or cash flows from another party, then the executive will be paid 10% of such proceeds prior to any other obligations that the Company may have until the principal and interest have been repaid.

On April 18, 2024, the Company received letters from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that (i) the Company was not in compliance with Nasdaq’s Listing Rule 5450(b)(1)(B) because the Company has not, as of the fiscal year ended December 31, 2023, maintained a minimum of 1,100,000 publicly held shares, as required under the Nasdaq continued listing standards for The Nasdaq Global Market and (ii) the Company has failed to maintain a minimum market value of publicly held shares of $15,000,000 for the 30 consecutive business day period preceding this letter, as required under Nasdaq Listing Rule 5450(b)(2)(C).

Under Nasdaq Listing Rules, the Company has 45 calendar days to submit a plan to regain compliance with Rule 5450(b)(1)(B) and 180 calendar days to regain compliance with Rule 5450(b)(2)(C). The Company expects that both deficiencies will be cured as a result of the consummation of the proposed Merger with Abpro. On April 23, 2024, the Company submitted its plan of compliance to Nasdaq, where it requested an extension of the compliance period to regain compliance with Rule 5450(b)(1)(B) from 45 calendar days to 180 calendar days, which request was subsequently granted by Nasdaq.

On July 31, 2024, the Company received notice from the Nasdaq indicating that the Company was not in compliance with Nasdaq’s Listing Rule 5450(a) because the Company has failed to maintain a minimum of 400

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

holders of record and/or beneficial owners for its primary equity securities listed on The Nasdaq Global Market, as required under the Nasdaq continued listing standards for The Nasdaq Global Market.

The Company, by resolution of the board of directors of the Company, in accordance with the Company’s Amended and Restated Certificate of Incorporation (as amended), extended the expiration date of the amount of time that the Company has available to complete a Business Combination. On April 17, 2024, May 20, 2024, June 26, 2024, July 20, 2024 and August 20, 2024, a $10,000 extension payment was made to extend until May 19, 2024, June 19, 2024, July 19, 2024, August 19, 2024 and September 19, 2024.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder, certain transactions, including the Merger, may not be consummated unless an HSR Notification and Report Form has been furnished to the Antitrust Division of the Department of Justice and by the Federal Trade Commission (“FTC”) by each party and certain waiting period requirements have been satisfied. The Merger is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. The Company and Abpro submitted the required HSR notifications to the FTC and the DOJ on April 23, 2024. The statutory waiting period under the HSR Act expired on May 23, 2024.

The Initial Stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.20 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. There is no assurance that the Company’s plans to consummate a Business Combination will be successful or successful within the Combination Period. The unaudited condensed

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Going Concern and Liquidity

At June 30, 2024, the Company had $236,779 in its operating bank accounts and a working capital deficit of $7,029,096.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating a Business Combination.

The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. The Company will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. If the Company is unable to complete the Business Combination because it does not have sufficient funds available, the Company will be forced to cease operations and liquidate the Trust Account. These conditions raise substantial doubt about the Company’s ability to continue as a going concern one year from the date that these unaudited condensed consolidated financial statements are issued.

In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40 “Presentation of Financial Statements—Going Concern,” the Company has until September 19, 2024, to consummate a Business Combination. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Although the Company intends to consummate a Business Combination on or before September 19, 2024, it is uncertain that the Company will be able to consummate a Business Combination by this time. Management has determined that the liquidity condition, coupled with the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s plan is to complete a Business Combination on or prior to September 19, 2024, however it is uncertain that the Company will be able to consummate a Business Combination by this time. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after September 19, 2024.

Risks and Uncertainties

The impact of current conflicts around the globe, including Russia’s invasion of Ukraine and the Israel-Hamas war, and related sanctions, on the world economy is not determinable as of the date of these financial statements, and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with a Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and impact the Company’s ability to complete a Business Combination.

During the second quarter, the IRS issued final regulations with respect to the timing and payment of the excise tax. Pursuant to those regulations, the Company would need to file a return and remit payment for any liability incurred during the period from January 1, 2023 to December 31, 2023 on or before October 31, 2024.

The Company is currently evaluating its options with respect to payment of this obligation. If the Company is unable to pay its obligation in full, it will be subject to additional interest and penalties which are currently estimated at 10% interest per annum and a 5% underpayment penalty per month or portion of a month up to 25% of the total liability for any amount that is unpaid from November 1, 2024 until paid in full.

On April 18, 2023 and December 13, 2023, the Company’s stockholders redeemed 26,564,308 shares of Series A common stock for a total of $276,471,460 and redeemed 2,768,301 shares of Series A common stock for a total of $29,728,990, respectively. The Company evaluated the classification and accounting of the stock redemption under ASC 450, “Contingencies”. ASC 450 states that when a loss contingency exists the likelihood that the future events will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. A contingent liability must be reviewed at each reporting period to determine appropriate treatment. The Company evaluated the current status and probability of completing a Business Combination as of December 31, 2023 and determined that a contingent liability should be calculated and recorded. As of June 30, 2024 and December 31, 2023, the Company recorded $3,062,004 of excise tax liability calculated as 1% of shares redeemed.

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K as filed with the SEC on March 29, 2024. The interim results for the three and six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2024 and December 31, 2023. The Company had $236,779 and $264,538 in cash at June 30, 2024 and December 31, 2023, respectively.

Cash and Marketable Securities Held in Trust Account

At June 30, 2024 and December 31, 2023, all of the Company’s investments held in the Trust Account are invested in cash.

As of June 30, 2024, the Company had spent approximately $260,000 of cash for operating expenses with funds related to amounts previously withdrawn from the trust account to pay tax obligations.

On May 31, 2024 and June 1, 2024, the Sponsor advanced the Company $245,000 and $25,000, respectively, to fund the account for the funds used in operations.

To mitigate the risk of us being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), the Company instructed the Trustee in December 29, 2023 to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash (which may include demand deposit accounts) until the earlier of consummation of our Business Combination or liquidation.

Series A Common Stock Subject to Possible Redemption

The Company accounts for its Series A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Series A Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as a

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

component of stockholders’ equity. The Company’s Series A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at June 30, 2024 and December 31, 2023, Series A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s unaudited condensed consolidated balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Series A common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Series A common Stock are affected by charges against additional paid-in capital and accumulated deficit.

As of June 30, 2024 and December 31, 2023, the Series A common stock reflected in the unaudited condensed consolidated balance sheet are reconciled in the following table:

Gross proceeds	$300,000,000
Less:
Proceeds allocated to Public Warrants	(8,100,000)
Series A common stock issuance costs	(16,699,058)
Plus:
Remeasurement of carrying value to redemption value	33,896,988

Series A common stock subject to possible redemption, December 31, 2022	$309,097,930
Less:
Redemption	(276,471,460)
Redemptions (redeemed in December 2023, paid in January 2024)	(29,728,990)
Plus:
Remeasurement of carrying value to redemption value	4,395,161

Series A common stock subject to possible redemption, December 31, 2023	$7,292,641
Plus:
Remeasurement of carrying value to redemption value	121,197

Series A common stock subject to possible redemption, March 31, 2024	$7,413,838
Plus:
Remeasurement of carrying value to redemption value	73,483

Series A common stock subject to possible redemption, June 30, 2024	$7,487,321

Deferred Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A— “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs are allocated based on the relative value of the Public and Private Warrants to the proceeds received from the Public

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

Shares sold in the Initial Public Offering. Offering costs allocated to the Public Shares are charged to temporary equity and offering costs allocated to the Public and Private Warrants are charged to stockholder’s equity. As of January 19, 2022, offering costs in the aggregate of $17,204,107, of which an aggregate of $16,699,058 have been charged to temporary equity and an aggregate of $505,049 have been charged to stockholders’ equity.

As of June 30, 2024 and December 31, 2023, there were no deferred offering costs recorded in the accompanying condensed consolidated balance sheets respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of June 30, 2024 and December 31, 2023, the Company’s deferred tax asset had a full valuation allowance recorded against it. Our effective tax rate was (8.37)% and 28.35% for the three months ended June 30, 2024 and 2023, respectively, and (2.23)% and 25.77% for the six months ended June 30, 2024 and 2023, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three and six months ended June 30, 2024 and 2023, due to changes in the valuation allowance on the deferred tax assets, a prior year true up and non-deductible M&A costs.

While ASC 740 identifies usage of an effective annual tax rate for purposes of an interim provision, it does allow for estimating individual elements in the current period if they are significant, unusual or infrequent. Computing the effective tax rate for the Company is complicated due to the potential impact of the timing of any Business Combination expenses and the actual interest income that will be recognized during the year. The Company has taken a position as to the calculation of income tax expense in a current period based on ASC 740-270-25-3 which states, “If an entity is unable to estimate a part of its ordinary income (or loss) or the related tax (benefit) but is otherwise able to make a reasonable estimate, the tax (or benefit) applicable to the item that cannot be estimated shall be reported in the interim period in which the item is reported.” The Company believes its calculation to be a reliable estimate and allows it to properly take into account the usual elements that can impact its annualized book income and its impact on the effective tax rate. As such, the Company is computing its taxable income (loss) and associated income tax provision based on actual results through June 30, 2024.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

The Company recognizes accrued interest and penalties related to income taxes and unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits as of June 30, 2024 and December 31, 2023. During the three and six months ended June 30, 2024, the Company’s provision for income taxes include a $3,224 true up for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net (Loss) Income per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net (loss) income per common stock is computed by dividing net (loss) income by the weighted average number of common stock outstanding for the period. Accretion associated with the redeemable shares of Series A common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted (loss) income per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 28,850,000 Series A common stock in the aggregate. As of June 30, 2024 and 2023, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net (loss) income per common stock is the same as basic net (loss) income per common stock for the periods presented.

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

The following table reflects the calculation of basic and diluted net (loss) income per common stock (in dollars, except per share amounts):

	For the Three Months Ended June 30,
	2024		2023
	Redeemable Series A	Non redeemable Series A and Series B	Redeemable Series A	Non redeemable Series A and Series B
Basic and diluted net (loss) income per common stock
Numerator:
Allocation of net (loss) income, as adjusted	$(27,689)	$(311,162)	$729,242	$73,561
Denominator:
Basic and diluted weighted average shares outstanding	667,391	7,500,000	14,706,653	1,483,517

Basic and diluted net (loss) income per common stock	$(0.04)	$(0.04)	$0.05	$0.05

	For the Three Months Ended June 30,
	2024		2023
	Redeemable Series A	Non redeemable Series A and Series B	Redeemable Series A	Non redeemable Series A and Series B
Basic and diluted net (loss) income per common stock
Numerator:
Allocation of net (loss) income, as adjusted	$(113,384)	$(1,274,191)	$2,393,287	$480,044
Denominator:
Basic and diluted weighted average shares outstanding	667,391	7,500,000	22,311,080	4,475,139

Basic and diluted net (loss) income per common stock	$(0.17)	$(0.17)	$0.11	$0.11

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying unaudited condensed consolidated balance sheet, primarily due to their short-term nature.

Derivative Financial Instruments

The Company evaluated its financial statements to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, “Derivatives and Hedging.” For derivative financial instruments that are accounted for as liabilities, the derivative instrument is

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instruments could be required within 12 months of the balance sheet date. The Company accounted for the warrants issued in connection with the Initial Public Offering and the private placement as equity under the guidance at FASB ASC Topic 815.

Warrants

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815, “Derivatives and Hedging”. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to our own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent reporting period date while the warrants are outstanding. Based on our assessment of the guidance, our warrants meet the criteria for equity classification and are recorded within stockholders’ equity.

Share-based Compensation

The Company adopted ASC Topic 718, “Compensation—Stock Compensation,” guidance to account for its share-based compensation. It defines a fair value-based method of accounting for an employee share option or similar equity instrument. The Company recognizes all forms of share-based payments, including share option grants, warrants and restricted share grants, at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest. Share-based payments, excluding restricted shares, are valued using a Black-Scholes option pricing model. Grants of share-based payment awards issued to nonemployees for services rendered have been recorded at the fair value of the share-based payment, which is the more readily determinable value. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service. Share-based compensation expenses are included in costs and operating expenses depending on the nature of the services provided in the statements of operations.

Recent Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will require the Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for Annual periods beginning after December 15, 2024. The adoption of ASU 2023-09 will not have a material impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 30,000,000 Units, which include the partial exercise by the underwriters of their over-allotment option in the amount of 3,900,000 units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of the Company’s Series A common stock and one-half of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Series A common stock at an exercise price of $11.50 per whole share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 13,850,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $13,850,000, in a private placement. Each Private Placement Warrant is exercisable to purchase one Series A common stock at a price of $11.50 per share, subject to adjustments (see Note 7). A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On October 25, 2021, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 7,187,500 shares of Series B common stock (the “Founder Shares”). On January 13, 2022, the Company effectuated a 1.044-for-1 stock split, resulting in an aggregate of 7,503,750 Founder Shares outstanding (see Note 7). Due to the underwriters’ election to partially exercise their overallotment option, 3,750 shares were forfeited.

The Sponsor, founders, executive officers and directors have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until one year after the completion of a Business Combination that results in all of the Company’s stockholders having the right to exchange their Series A common stock for cash, securities, or other property (except with respect to permitted transferees). Notwithstanding the foregoing, (x) if the last reported sale price of the Series A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, then such securities will be released from these restrictions. Any permitted transferees would be subject to the same restrictions and other agreements of the founders with respect to any Founder Shares.

On October 25, 2021, the Sponsor transferred 250,000 Founder Shares to five director nominees (50,000 shares to each director nominee) for no consideration, to serve in his or her capacity as an independent director of the Company. The Company assigned the number of shares of Series B common stock of the Company, par value $0.0001 per share. The transfer of the Founders Shares to five director nominees is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date and expensed when earned. Shares granted to these directors are forfeited if their status as director is terminated for any reason prior to the date of a Business Combination and, as such, there has been no stock-based compensation expense recognized in the accompanying financial statements.

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

On December 1, 2021, the Company and Apeiron Investment Group Ltd. (“Apeiron”) entered into an Agreement to which Apeiron will serve as an advisor to the Company in connection with identifying one or more businesses with which the Company may effectuate a Business Combination. As consideration for Apeiron’s willingness to provide the service set forth in the Agreement, the Sponsor shall pay or transfer to Apeiron (or its designee) on behalf of the Company a non-refundable fee in the form of 50,000 shares of the Company’s Series B common stock (“Fee Shares”). The transfer of the Founder Shares to Apeiron is not directly related to or in connection with the Initial Public Offering and not within the scope of offering costs as defined in Note 2. The transfer of the Fee Shares is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 50,000 Fee Shares granted to Apeiron was $362,500 or $7.25 per share. The Founders Shares were granted subject to a performance condition (i.e., the closing date of the Initial Public Offering). Compensation expense related to the Founders Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. As of December 31, 2022, the Company recognized $362,500 in the operations as stock-based compensation expense as the Company determined that the performance condition has been met at the date of issuance/closing of the Initial Public Offering.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor has committed to advance the Company up to $1,750,000 to fund the expenses relating to investigating and selecting a target business and other working capital requirements after the Initial Public Offering and prior to a Business Combination. In addition, our Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us additional funds as may be required. If the Company consummated a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into additional warrants of the post-Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. Prior to the completion of the Business Combination, the Company does not expect to seek loans from parties other than the Sponsor or its affiliates as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. There are no Working Capital Loans outstanding as of June 30, 2024 and December 31, 2023.

Extension Promissory Notes — Related Party

On October 14, 2023 and November 14, 2023, the Company issued non-interest bearing, unsecured promissory notes in the principal amount of $80,000, respectively, (the “Extension Promissory Notes”) to the Sponsor. The $80,000 of cash proceeds was deposited into the Company’s trust account in order to extend the amount of time that the Company has available to complete a Business Combination. Upon the closing of a Business Combination by the Company, the Sponsor may elect to either receive repayment under the Notes or to convert all or a portion of the amount loaned under the Extension Promissory Notes into Series A common stock of the Company at a price equal to $10.20 per share. In the event that the Company does not complete a Business Combination, the amounts loaned under the Extension Promissory Notes will be repaid to the Sponsor only from funds held outside the Trust Account or will be forfeited, eliminated, or otherwise forgiven. As of June 30, 2024 and December 31, 2023, the Company owed $160,000 under the Extension Promissory Notes with no further borrowings available.

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

On December 18, 2023, the Company amended the Extension Promissory Notes to remove the Sponsors right to convert the note into Series A common stock at a price equal to $10.20 per share.

Expense Advancement Agreement

On May 30, 2024, the Company and the Sponsor entered into an expense advancement agreement (the “Expense Advancement Agreement”), pursuant to which the Sponsor has agreed to advance to the Company up to $600,000 in the aggregate, including previous amounts advanced from the Sponsor to the Company, on an interest-free basis as may be necessary to cover working capital expenses, fund certain redemptions of the Company’s common stock and cover costs and expenses in connection with the consummation of the Company’s proposed business combination with. Each advance under the Expense Advancement Agreement will be evidenced by a promissory note, the form of which is included as an exhibit to the Expense Advancement Agreement. This agreement replaces the previous Extension Promissory Notes in the aggregate amount of $160,000. The Expense Advance Agreement as of this filing has borrowed $160,000, with $440,000 available for withdrawal.

As of June 30, 2024 and December 31, 2023, the Sponsor advanced the Company $2,225,051 and $1,655,000, respectively, and is reflected in the condensed consolidated balance sheets.

NOTE 6. COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on January 13, 2022, the holders of the Founder Shares, Private Placement Warrants, and any Private Placement Warrants that may be issued upon conversion of the Working Capital Loans (and any Series A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and conversion of Founder Shares) will be entitled to registration rights. The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit, or $6,000,000 in the aggregate, paid on the closing of the Initial Public Offering. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $10,500,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

On January 21, 2024, the Company received a partial waiver from an underwriter from the initial public offering that was entitled to a portion of the deferred underwriter fee. Subject to the closing of the Business Combination

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

between the Company and Abpro, the underwriter waived $4,290,000 of the underwriter fee in exchange for 600,000 of common stock in the post-merger Company.

Advisors

On January 7, 2022, the Company and Farvahar Capital (“Farvahar”) entered into an agreement under which Farvahar served as an advisor to the Company in connection with the Initial Public Offering. Farvahar was engaged to represent the Company’s interests only and is independent of the underwriters. The underwriters reimbursed the Company for the fees payable to Farvahar in respect of the provision of such advisory services. The Company agreed to pay Farvahar a fee of 0.08% of the gross proceeds of the Initial Public Offering, including any exercise of the underwriters’ overallotment option with respect to the Initial Public Offering or $240,000 in the aggregate. Farvahar did not act as an underwriter in connection with the Initial Public Offering; it did not identify or solicit potential investors in the Initial Public Offering. As of December 31, 2022, the Company received the reimbursement from the underwriters and paid Farvahar.

Capital Market Advisor

On April 11, 2023, the Company entered into a services agreement with an advisor. The advisor will provide advisory services as it pertains to a Business Combination. Upon the closing of a Business Combination the advisor will be paid a fee for their services. All consideration is to be paid simultaneously with the closing of a Business Combination.

On January 11, 2024, the Company entered into an amended engagement letter with the advisor pursuant to which the Company engaged the advisor to act as its capital markets advisor in connection with an initial business combination, in exchange for the right to receive (i) 200,000 Founder Shares, such shares to be delivered following the closing of a Business Combination and (ii) a transaction fee in connection with any such offering involving the advisor equal to 4% of the gross proceeds raised in connection with such offering, subject to the terms of the amended engagement letter. The amended engagement letter with the advisor supersedes and replaces the prior engagement letter entered into on April 11, 2023.

Non-Redemption Agreement

On or about April 4, 2023, the Company and the Sponsor entered into agreements (“Non-Redemption Agreements”) with several unaffiliated third parties in exchange for them agreeing not to redeem an aggregate of 3,300,900 shares (“Non-Redeemed Shares”) of the Company’s Public Shares at the special meeting called by the Company (the “Meeting”) to approve an extension of time for the Company to consummate a Business Combination (the “Charter Amendment Proposal”) from April 19, 2023 to October 19, 2023 (an “Extension”), subject to additional Extension(s) up to December 19, 2023 upon election by the Sponsor. In exchange for the foregoing commitments not to redeem such shares, the Sponsor has agreed to transfer to such investors an aggregate of 825,225 shares of the Company held by the Sponsor immediately following consummation of Business Combination if they continued to hold such Non-Redeemed Shares through the Meeting.

Business Combination Agreement

On December 11, 2023, the Company, Merger Sub, and Abpro, entered into the Business Combination Agreement.

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

Pursuant to the Business Combination Agreement, on the Closing Date (as defined in the Business Combination Agreement), Merger Sub, a newly formed, wholly-owned direct subsidiary of the Company, will be merged with and into the Abpro (the “together with the other transactions related thereto, the “Merger”), with the Abpro surviving the Merger as a wholly-owned direct subsidiary of the Company (the “Surviving Company”). In connection with the consummation of the Merger, the Company will change its corporate name to “Abpro Corporation”. The respective boards of directors of the Company and Abpro have duly approved the Business Combination Agreement and the transactions contemplated thereby.

Immediately prior to the effective time of the Merger (the “Effective Time”), Abpro will cause (i) all outstanding Abpro convertible notes to be converted into shares of Company Common Stock, (ii) all outstanding Abpro warrants to acquire equity securities of the Company to be converted into a number of shares of shares of Company Common Stock and (iii) the Abpro Preferred Shares (including those shares resulting from the convertible notes conversion and warrant conversion) that are issued and outstanding immediately prior to the Effective Time to be converted into shares of Abpro Common Stock.

Conditions to closing

The obligations of the Company and Abpro to consummate the Merger are subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the absence of any law or governmental order or other legal restraint or prohibition preventing the consummation of the Merger, (iii) the Registration Statement being declared effective under the Securities Act, (iv) the ACAB New Common Shares to be issued in connection with the Merger having been approved for listing on Nasdaq, (v) the approval of certain of the Company Proposals by the Company’s stockholders, (vi) obtaining the Abpro written consent approving the Merger; (vii) the Company having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Closing; and (viii) the Company arranging for binding commitments of at least $8.7 million in available closing cash consisting of funds in the Trust Account (after reduction for payments made in connection with redemptions by the Company stockholders) plus any funds available pursuant to a PIPE Financing, forward purchase agreement, equity line of credit, convertible note financing and other sources of financing, less any Unpaid SPAC Expenses, as described in the Business Combination Agreement, subject to the Abpro’s waiver of such amount.

Sponsor Letter Agreement

On December 11, 2023, the Sponsor entered into an agreement with the Company, the Abpro and Abpro Bio Co., Ltd (the “Sponsor Letter Agreement”), whereby Sponsor agrees to (i) retain 2.95 million shares of the Company’s Series A common stock held by it, (ii) divide 2,458,333 shares of the Company’s Series A Common Stock held by it among the Sponsor, who will be entitled to 491,667 of the shares, Abpro, who will be entitled to 983,333 of the shares, and Abpro Bio Co., Ltd, who will be entitled to 983,333 of the shares, for such party to use to obtain non-redemption commitments from the Company’s stockholders or other capital for ACAB or the Surviving Company (with any shares unused for such purpose to be retained by such party) and (ii) forfeit the remainder of any the Company’s Series A common stock and the Company’s Series B common stock held by it.

On January 18, 2024, the Sponsor, the Company, Abpro and Abpro Bio entered into an amendment to the Sponsor Letter Agreement (the “Amended Sponsor Letter Agreement”), which amended the amount of shares each party thereunder is entitled to, consistent with the description previously disclosed on December 11, 2023 and as contemplated in the Business Combination Agreement, dated as of December 11, 2023, by and among the

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

Company, Abpro Merger Sub, and Abpro. For the avoidance of doubt, the Amended Sponsor Letter Agreement supersedes and replaces the Sponsor Letter Agreement in its entirety.

Sponsor Support Agreement

On December 11, 2023, the Company, Abpro and the Sponsor entered into the Sponsor Support Agreement pursuant to which the Sponsor agreed to, among other things, vote all of its shares of the Company’s Series A common shares and the Company’s Series B common shares held by it, whether now owned or hereafter acquired, (i) in favor of the approval and adoption of the Business Combination Agreement and the transactions contemplated thereby, and (ii) against any proposal, action or agreement that would impede, interfere with, delay, postpone or discourage any provision of the Sponsor Support Agreement, the Business Combination Agreement or the transactions contemplated thereby. In addition, in the Sponsor Support Agreement, the Sponsor agrees to waive, and not to assert or perfect, among other things, any rights to adjustment or other anti-dilution protections with respect to the rate at which the shares of the Company’s Series B common stock held by the Sponsor convert into shares of the Company’s Series A common stock in connection with the transactions contemplated by the Business Combination Agreement.

Expense Advancement Agreement

On May 30, 2024, the Company and the Sponsor entered into an expense advancement agreement (the “Expense Advancement Agreement”), pursuant to which the Sponsor has agreed to advance to the Company up to $600,000 in the aggregate, including previous amounts advanced from the Sponsor to the Company, on an interest-free basis as may be necessary to cover working capital expenses, fund certain redemptions of the Company’s common stock and cover costs and expenses in connection with the consummation of the Company’s proposed business combination with. Each advance under the Expense Advancement Agreement will be evidenced by a promissory note, the form of which is included as an exhibit to the Expense Advancement Agreement. This agreement replaces the previous Extension Promissory Notes in the aggregate amount of $160,000. The Expense Advance Agreement as of this filing has borrowed $160,000, with $440,000 available for withdrawal.

On May 31, 2024, June 1, 2024 and June 26, 2024, the Sponsor advanced the Company $245,000, $25,000 and $10,000, respectively, to fund the operating account and for extension payments. The advances from the Sponsor do not accrue interest and are payable upon the closing of the Merger.

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock —The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock. At June 30, 2024 and December 31, 2023, there were no shares of preferred stock issued or outstanding.

Series A Common Stock —The Company is authorized to issue up to 100,000,000 shares of Series A, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At June 30, 2024 and December 31, 2023, there were 7,499,999 shares of Series A common stock issued and outstanding, excluding 667,391 shares subject to possible redemption, respectively.

Series B Common Stock —The Company is authorized to issue up to 10,000,000 shares of Series B, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At December 31, 2022, there were 7,500,000 shares of Series B common stock issued and outstanding, of which an

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

aggregate of up to 978,500 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part so that the Initial Stockholders will own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering (assuming Initial Stockholders do not purchase any Public Shares in the Initial Public Offering). On January 13, 2022, the Company effectuated a 1.044-for-1 stock split, resulting in an aggregate of 7,503,750 Founder Shares outstanding. Due to the underwriters’ election to partially exercise their overallotment option, 3,750 shares were forfeited, 1 Series B common stock are issued and outstanding at June 30, 2024 and December 31, 2023.

Holders of Series A common stock and Series B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except as required by law.

The shares of Series B common stock will automatically convert into shares of Series A common stock concurrently or immediately following the consummation of a Business Combination, on a one-for-one basis, subject to adjustment as provided herein. In the case that additional shares of Series A common stock, or equity-linked securities, are issued or deemed issued in connection with a Business Combination, the number of shares of Series A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of shares of Series A common stock outstanding after such conversion (after giving effect to any redemption of shares of Series A common stock by Public Stockholders), including the total number of shares of Series A common stock, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any shares of Series A common stock or equity-linked securities exercisable for or convertible into shares of Series A common stock issued, or to be issued, to any seller in a Combination and any Private Placement Warrants issued to the Sponsor, officers, or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Warrants —As of June 30, 2024 and December 31, 2023, there are 15,000,000 outstanding Public Warrants. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the closing of the Initial Public Offering, provided in each case that there is an effective registration statement under the Securities Act covering the Series A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the public warrant agreement) and such shares are registered, qualified, or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Series A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Series A common stock issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable, and the Company will not be obligated to issue shares of Series A common stock upon exercise of a warrant unless Series A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

statement covering the issuance, under the Securities Act, of the Series A common stock issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If any such registration statement has not been declared effective by the 60th business day following the closing of a Business Combination, holders of the warrants will have the right, during the period beginning on the 61st business day after the closing of a Business Combination and ending upon such registration statement being declared effective by the SEC, and during any other period when the Company fails to have maintained an effective registration statement covering the issuance of the shares of Series A common stock issuable upon exercise of the warrants, to exercise such warrants on a “cashless basis.” Notwithstanding the above, if the shares of Series A common stock are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable to each warrant holder; and

•

if, and only if, the reported last sale price of the Series A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Series A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Series A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

In addition, if (x) the Company issues additional shares of Series A common stock or equity-linked securities, for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Series A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or its affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Series A common stock during the 20 trading day period starting on the trading day after the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.

As of June 30, 2024 and December 31, 2023, there were 13,850,000 Private Placement Warrants, The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants (including the Series A common stock issuable upon the exercise of the Private Placement Warrants) are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8. FAIR VALUE MEASUREMENTS

The Company follows guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection the with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

NOTE 9 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued. Based upon this review the Company did not identify any subsequent events, other than below, that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

On July 18, 2024, Company, by resolution of the board of directors of the Company, in accordance with the Company’s Amended and Restated Certificate of Incorporation (as amended), extended the expiration date of the amount of time that the Company has available to complete a business combination from July 19, 2024 to August 19, 2024.

On July 31, 2024, the Company received notice from the Nasdaq indicating that the Company was not in compliance with Nasdaq’s Listing Rule 5450(a) because the Company has failed to maintain a minimum of 400 holders of record and/or beneficial owners for its primary equity securities listed on The Nasdaq Global Market, as required under the Nasdaq continued listing standards for The Nasdaq Global Market.

Under Nasdaq Listing Rules, the Company has 45 calendar days to submit a plan to regain compliance with Listing Rule 5450(a) and may be granted up to 180 calendar days from the date of the notice to regain compliance therewith. The Company plans to submit its plan of compliance to Nasdaq within the required timeframe.

On August 16, 2024, the “Company, by resolution of the board of directors of the Company, in accordance with the Company’s Amended and Restated Certificate of Incorporation (as amended), extended the expiration date of the amount of time that the Company has available to complete a business combination from August 19, 2024 to September 19, 2024.

On August 20, 2024, the Company filed a preliminary proxy statement with the SEC to be distributed to holders of the Company’s common stock in connection with the Company’s solicitation of proxies for a vote by the Company’s stockholders with respect to a proposal to amend the Company’s Certificate of Incorporation to extend the date by which the Company must complete a Business Combination from September 19, 2024 to October 19, 2024 (the “Termination Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date by resolution of the Company’s board of directors, if requested by the Sponsor, until November 19, 2024 or a total of up to two months after the Termination Date, unless the closing of a Business Combination shall have occurred prior thereto. On September 4, 2024, ACAB filed a definitive proxy statement with respect to the foregoing proposal.

On September 19, 2024, at a special meeting of the stockholders, the stockholders approved a proposal to amend the Company’s Certificate of Incorporation to extend the date by which the Company must complete its initial business combination from September 19, 2024 to October 19, 2024 and to allow the Company, without another stockholder vote, to elect to extend the October 19, 2024 termination date by resolution of the Company’s board of directors, if requested by the Sponsor, until November 19, 2024, unless the Closing shall have occurred prior thereto.

ATLANTIC COASTAL ACQUISITION CORP. II

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(UNAUDITED)

On September 17, 2024, holders of an aggregate of 126,122 shares of Series A common stock exercised, and did not reverse, their right to redeem their shares, and as a result, such holders received a payment of approximately $11.28 per share redeemed. As a result of the conversion and the results of the stockholder meetings described above, the Company has an aggregate of 8,041,268 shares of Series A common stock outstanding and one (1) share of Series B common stock (held by the Sponsor) outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Atlantic Coastal Acquisition Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Atlantic Coastal Acquisition Corp. II (the “Company”) as of December 31, 2023 and 2022, the related statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of completing a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses on or before April 19, 2024, subject to deposits into the trust account maintained for the benefit of the Company’s public stockholders of the lesser of (a) $30,000 or (b) $0.045 for each Public Share that is not redeemed in connection with the Meeting, or the Company may, without another stockholder vote, elect to extend the business combination deadline on a monthly basis by an additional six months through September 19, 2024. The Company entered into a business combination agreement with a business combination target on December 11, 2023 however, the completion of this transaction is subject to the conditions noted above. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

East Hanover, NJ

March 28, 2024

ATLANTIC COASTAL ACQUISITION CORP. II

CONSOLIDATED BALANCE SHEETS

	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$264,538	$392,446
Prepaid expenses	—	377,780
Cash and marketable securities held in Trust Account	29,728,990	—

Total Current Assets	29,993,528	770,226
Cash and marketable securities held in Trust Account	7,372,451	309,790,455

TOTAL ASSETS	$37,365,979	$310,560,681

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$469,268	$1,243,172
Excise tax payable	3,062,004	—
Accrued offering costs	5,000	75,000
Income taxes payable	308,194	823,991
Common stock to be redeemed (2,768,301 shares of Series A common stock)	29,728,990	—
Extension promissory note - related party	160,000	—
Advance from related parties	1,655,000	—

Total Current Liabilities	35,388,456	2,142,163
Deferred underwriting fee payable	10,500,000	10,500,000

Total Liabilities	45,888,457	12,642,163

Commitments (Note 6)
Series A common stock subject to possible redemption; 667,391 and 30,000,000 shares issued and outstanding at December 31, 2023 and 2022 at redemption value of $10.93 and $10.30 per share, respectively	7,292,641	309,097,930
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued and outstanding	—	—
Series A common stock, $0.0001 par value; 100,000,000 shares authorized; 7,499,999 and none issued outstanding (excluding 667,391 and 30,000,000 shares subject to possible redemption) as of December 31, 2023 and 2022, respectively	749	—
Series B common stock, $0.0001 par value; 10,000,000 shares authorized; 1 and 7,500,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1	750
Additional paid-in capital	—	—
Accumulated deficit	(15,815,868)	(11,180,162)

Total Stockholders’ Deficit	(15,815,118)	(11,179,412)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$37,365,979	$310,560,681

The accompanying notes are an integral part of these financial statements.

ATLANTIC COASTAL ACQUISITION CORP. II

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2023	2022
Operation and formation costs	$1,666,056	$2,050,410

Loss from operations	(1,666,056)	(2,050,410)

Other income (expense):
Interest income – bank	52,304	1,848
Interest earned on Cash and marketable securities held in Trust Account	5,754,715	4,121,971
Penalties and interest on taxes	(142,041)	—
Unrealized loss on marketable securities held in Trust Account	—	(362,500)

Total other income, net	5,664,978	3,761,319

Income before provision for income taxes	3,998,922	1,710,909
Provision for income taxes	(1,177,463)	(823,991)

Net income	$2,821,459	$886,918

Weighted average shares outstanding, Redeemable common stock	11,257,894	28,438,356

Basic and diluted net income per share, Series A common stock	$0.15	$0.02

Weighted average shares outstanding, Nonredeemable Series A and Series B common stock	7,500,000	7,500,000

Basic and diluted net income per share, Series B common stock	$0.15	$0.02

The accompanying notes are an integral part of these consolidated financial statements.

ATLANTIC COASTAL ACQUISITION CORP. II

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022

	Series A Common Stock		Series B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance — December 31, 2021	—	$—	7,503,750	$750	$24,250	$(1,793)	$23,207
Sale of 13,850,000 Private Placement Warrants	—	—	—	—	13,850,000	—	13,850,000
Forfeiture of Founder Shares	—	—	(3,750)	—	—	—	—
Compensation Expense – Fair value of assigned Founder Shares to Apeiron	—	—	—	—	362,500	—	362,500
Fair value of Public Warrants at issuance	—	—	—	—	8,100,000	—	8,100,000
Allocated value of transaction costs to Series A common stock	—	—	—	—	(505,049)	—	(505,049)
Remeasurement of Series A common stock to redemption amount	—	—	—	—	(21,831,701)	(12,065,287)	(33,896,988)
Net loss	—	—	—	—	—	886,918	886,918

Balance — December 31, 2022	—	—	7,500,000	750	—	(11,180,162)	(11,179,412)
Remeasurement of Series A common stock to redemption amount	—	—	—	—	—	(4,395,161)	(4,395,161)
Stockholder non-redemption agreement	—	—	—	—	1,378,126	—	1,378,126
Stockholder non-redemption agreement	—	—	—	—	(1,378,126)	—	(1,378,126)
Excise tax	—	—	—	—	—	(3,062,004)	(3,062,004)
Conversion of Series Class B shares to Series Class A Non-redeemable shares	7,499,999	749	(7,499,999)	(749)	—	—	—
Net income	—	—	—	—	—	2,821,459	2,821,459

Balance — December 31, 2023	7,499,999	$749	1	$1	$—	$(15,815,868)	$(15,815,118)

The accompanying notes are an integral part of these consolidated financial statements.

ATLANTIC COASTAL ACQUISITION CORP. II

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2023	2022
Cash Flows from Operating Activities:
Net income	$2,821,459	$886,918
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on Cash and marketable securities held in Trust Account	(5,754,715)	(4,121,971)
Compensation expenses	—	362,500
Changes in operating assets and liabilities:
Prepaid expenses	377,780	(377,780)
Accrued expenses	(773,904)	1,241,379
Income taxes payable	(515,797)	823,991

Net cash used in operating activities	(3,845,177)	(1,184,963)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(160,000)	(306,000,000)
Cash withdrawn from Trust Account to pay franchise and income taxes	2,132,269	331,516
Cash withdrawn from Trust Account in connection with redemption	276,471,460	—

Net cash provided by (used in) investing activities	278,443,729	(305,668,484)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	294,240,000
Proceeds from sale of Private Placement Warrants	—	13,850,000
Proceeds from extension promissory note – related party	160,000	49,262
Proceeds from convertible promissory note - related party	—	—
Repayment of promissory note – related party	—	(149,539)
Advances from related party	1,655,000	—
Payment of offering costs	(70,000)	(743,830)
Redemption of common stock	(276,471,460)	—

Net cash (used in) provided by financing activities	(274,726,460)	307,245,893

Net Change in Cash	(127,908)	392,446
Cash – Beginning	392,446	—

Cash – Ending	$264,538	$392,446

Supplementary cashflow information:
Income taxes paid	$1,799,627	$—

Non-cash investing and financing activities:
Deferred offering costs included in accrued offering costs	$—	$717,219

Initial classification of Series A common stock subject to possible redemption	$—	$309,097,930

Deferred underwriting fee payable	$—	$10,500,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION AND PLAN OF BUSINESS OPERATIONS

Atlantic Coastal Acquisition Corp. II (the “Company”) is a blank check company incorporated in Delaware on May 20, 2021. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). On November 30, 2023 the Company formed Abpro Merger Sub Corp. (“Merger Sub”), a wholly owned subsidiary of the Company.

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2023, the Company had not yet commenced any operations. All activity for the period May 20, 2021 (inception) through December 31, 2023 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on January 13, 2022. On January 19, 2022, the Company consummated the Initial Public Offering of 30,000,000 units (the “Units” and, with respect to the shares of Series A common stock included in the Units being offered, the “Public Shares”), which includes the partial exercise by the underwriters of its over-allotment option in the amount of 3,900,000 Units at $10.00 per Unit, generating gross proceeds of $300,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 13,850,000 warrants (each, a “Private Placement Warrant” and, collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Atlantic Coastal Acquisition Management II LLC (the “Sponsor”), generating gross proceeds of $13,850,000, which is described in Note 4.

Transaction costs amounted to $17,204,107, consisting of $5,760,000 of underwriting fees (net of $240,000 reimbursed by the underwriters), $10,500,000 of deferred underwriting fees, and $944,107 of other offering costs.

Following the closing of the Initial Public Offering on January 19, 2022, an amount of $306,000,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), to be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

To mitigate the risk of us being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), the Company instructed the Trustee in December 29, 2023 to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash (which may include demand deposit accounts) until the earlier of consummation of our Business Combination or liquidation.

While the Company’s management has broad discretion with respect to the specific application of the cash held outside of the Trust Account substantially all of the net proceeds from the Initial Public Offering and the sale of the Private Placement Warrants, which are placed in the Trust Account are intended to be applied generally toward completing a Business Combination. There is no assurance that the Company will be able to complete a

Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the signing a definitive agreement to enter a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.20 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the holders of the Company’s shares prior to the Initial Public Offering (the “Initial Stockholders”) have agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Initial Stockholders have agreed (a) to waive their redemption rights with respect to their Founder Shares and Public Shares held by them in connection with the completion of a Business Combination, (b) to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination prior to September 19, 2024 and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s Initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company had 15 months from the closing of the Initial Public Offering to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

On April 18, 2023, the company held the Meeting to approve an extension of time for the Company to consummate an initial business combination from April 19, 2023 to October 19, 2023, subject to additional Extension(s) up to December 19, 2023 upon election by the Sponsor. The extension was approved and a result 26,564,308 shares of the Company’s Series A common stock were redeemed at approximately $10.41 per share.

On April 18, 2023, the Sponsor, the Company’s independent directors, and Apeiron Investment Group Ltd (collectively, the “Series B Holders”) voluntarily converted 7,499,999 shares of Series B Common Stock of the Company they held as of such date into 7,499,999 shares of Series A common stock of the Company (the “Conversion”) in accordance with the amended and restated certificate of incorporation, as amended. With respect to shares of Series A common stock that they received as result of the Conversion, the Series B Holders (i) agreed that they would not vote such stock until after the closing of a business combination and (ii) acknowledged that such stock would not be entitled to any distribution from the Company’s trust account. As a result of the Conversion and the results of the Meeting described above, the Company has an aggregate of 10,935,691 shares of Series A common stock outstanding and 1 share of Series B Common Stock (held by the Sponsor) outstanding.

On October 14, 2023 and November 14, 2023, the Company issued non-interest bearing, unsecured promissory notes in the aggregate principal amount of $80,000, respectively, (the “Notes”) to the Sponsor. The $80,000 was deposited into the Company’s trust account in order to extend the amount of time that the Company has available to complete a business combination. Upon the closing of a business combination by the Company, the Sponsor may elect to either receive repayment under the Notes or to convert all or a portion of the amount loaned under the Notes into Series A common stock of the Company at a price equal to $10.20 per share. In the event that the Company does not complete a business combination, the amounts loaned under the Notes will be repaid to the Sponsor only from funds held outside the Trust Account or will be forfeited, eliminated, or otherwise forgiven.

On October 14, 2023, by resolution of the board of directors of the Company, the Company extended the expiration date of the Business Combination Period from October 19, 2023 to November 19, 2023.

On November 14, 2023, by resolution of the board of directors of the Company, the Company extended the expiration date of the Business Combination Period from November 19, 2023 to December 19, 2023.

On December 11, 2023, the Company, Abpro Merger Sub Corp., a Delaware corporation, and Abpro Corporation, a Delaware corporation, entered into a business combination agreement (the “Business Combination Agreement”). Please see the Form 8-K filed on December 12, 2023 for more information on the terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the Merger.

On December 15, 2023, the company held the Meeting to approve an extension of time for the Company to consummate an initial business combination from December 19, 2023 to March 19, 2024, subject to deposits into the trust account maintained for the benefit of the Company’s public stockholders the lesser of (a) $30,000 or (b) $0.045 for each Public Share that is not redeemed in connection with the Meeting. If the Company has not consummated a Business Combination by the Extended Date, the Company may, without another stockholder vote, elect to extend the Extended Date on a monthly basis up to six times by an additional one month each time thereafter, until September 19, 2024. The extension was approved and a result 2,768,301 public shares of Series A common stock exercised and did not reverse, their right to redeem their public shares in connection with the vote upon the Charter Amendment Proposal. As a result of the foregoing, those holders will receive a payment of approximately $10.68 per share redeemed. This resulted in $29,728,990 being withdrawn from the trust account and paid to redeeming stockholders. The payment to the redeeming stockholders was processed in January 2024, as such $29,728,990 has been removed form Series A common stock subject to redemption and recorded as common stock to be redeemed.

The Initial Stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.20 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. There is no assurance that the Company’s plans to consummate the Business Combination will be successful or successful within the Combination Period. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Going Concern

At December 31, 2023, the Company had $264,538 in its operating bank accounts and a working capital deficit of $5,394,929.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. The Company will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. If the Company is unable to complete the Business Combination because it does not have sufficient funds available, the Company will be forced to cease operations and liquidate the Trust Account. These conditions raise substantial doubt about the Company’s ability to continue as a going concern one year from the date that these consolidated financial statements are issued.

In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40 “Presentation of Financial Statements—Going Concern,” the Company has until April 19, 2024, 2023, to consummate a Business Combination. If a Business Combination is not consummated by this date there will be a mandatory liquidation and subsequent dissolution of the Company. Although the Company intends to consummate a Business Combination on or before April 19, 2024, it is uncertain that the Company will be able to consummate a Business Combination by this time. Management has determined that the liquidity condition, coupled with the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s plan is to complete a business combination on or prior to April 19, 2024, however it is uncertain that the Company will be able to consummate a Business Combination by this time. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after April 19, 2024.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, close of the Initial Public Offering, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The impact of current conflicts around the globe, including Russia’s invasion of Ukraine and the Israel-Hamas war, and related sanctions, on the world economy is not determinable as of the date of these financial statements, and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and impact the Company’s ability to complete a Business Combination.

On April 18, 2023 and December 13, 2023, the Company’s stockholders redeemed 26,564,308 Series Class A shares for a total of $276,471,460 and redeemed 2,768,301 Series Class A shares for a total of $29,728,990, respectively. The Company evaluated the classification and accounting of the stock redemption under ASC 450, “Contingencies”. ASC 450 states that when a loss contingency exists the likelihood that the future events will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. A contingent liability must be reviewed at each reporting period to determine appropriate treatment. The Company evaluated the current status and probability of completing a Business Combination as of December 31, 2023 and determined that a contingent liability should be calculated and recorded. As of December 31, 2023, the Company recorded $3,062,004 of excise tax liability calculated as 1% of shares redeemed.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2023 and 2022. The Company had $264,538 and $392,446 in cash at December 31, 2023 and 2022, respectively.

Cash and Marketable Securities Held in Trust Account

At December 31, 2023 and 2022, all of the Company’s investments held in the Trust Account are invested in cash and money market funds invested primarily in United States Treasuries and are classified as trading securities, respectively. Trading securities are presented on the consolidated balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in the Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.

To mitigate the risk of us being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), the Company instructed the Trustee in December 29, 2023 to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash (which may include demand deposit accounts) until the earlier of consummation of our Business Combination or liquidation.

Series A Common Stock Subject to Possible Redemption

The Company accounts for its Series A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Series A Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as a component of stockholders’ equity. The Company’s Series A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2023 and 2022, Series A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s consolidated balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Series A common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Series A common Stock are affected by charges against additional paid-in capital and accumulated deficit.

As of December 31, 2023 and 2022, the Series A common stock reflected in the consolidated balance sheet are reconciled in the following table:

Gross proceeds	$300,000,000
Less:
Proceeds allocated to Public Warrants	(8,100,000)
Series A common stock issuance costs	(16,699,058)
Plus:
Remeasurement of carrying value to redemption value	33,896,988

Series A common stock subject to possible redemption, December 31, 2022	$309,097,930
Less:
Redemption	(276,471,460)
Redemptions (redeemed in December 2023, paid in January 2024)	(29,728,990)
Plus:
Remeasurement of carrying value to redemption value	4,395,161

Series A common stock subject to possible redemption, December 31, 2023	$7,292,641

Deferred Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A—“Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs are allocated based on the relative value of the Public and Private Warrants to the proceeds received from the Public Shares sold in the Initial Public Offering. Offering costs allocated to the Public Shares are charged to temporary equity and offering costs allocated to the Public and Private Warrants are charged to stockholder’s equity. As of January 19, 2022, offering costs in the aggregate of $17,204,107, of which an aggregate of $16,699,058 have been charged to temporary equity and an aggregate of $505,049 have been charged to stockholders’ equity.

As of December 31, 2023 and 2022, there were no deferred offering costs recorded in the accompanying consolidated balance sheets respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of December 31, 2023 and 2022, the Company’s deferred tax asset had a full valuation allowance recorded against it.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income per common stock is computed by dividing net income by the weighted average number of common stock outstanding for the period. Accretion associated with the redeemable shares of Series A common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 28,850,000 Series A common stock in the aggregate. As of December 31, 2023 and 2022, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net loss per common stock is the same as basic net income per common stock for the periods presented.

The following table reflects the calculation of basic and diluted net income per common stock (in dollars, except per share amounts):

	For the Year Ended December 31,
	2023		2022
	Redeemable	Nonredeemable Series A and Series B	Series A	Series B
Basic and diluted net income per common stock
Numerator:
Allocation of net income, as adjusted	$1,693,350	$1,128,109	$701,826	$185,092
Denominator:
Basic and diluted weighted average shares outstanding	11,257,894	7,500,000	28,438,356	7,500,000
Basic and diluted net income per common stock	$0.15	$0.15	$0.02	0.02

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying consolidated balance sheet, primarily due to their short-term nature.

Derivative Financial Instruments

The Company evaluated its financial statements to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, “Derivatives and Hedging.” For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instruments could be required within 12 months of the balance sheet date. The Company accounted for the warrants issued in connection with the Initial Public Offering and the private placement as equity under the guidance at FASB ASC Topic 815.

Warrants

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815, “Derivatives and Hedging”. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to our own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent reporting period date while the warrants are outstanding. Based on our assessment of the guidance, our warrants meet the criteria for equity classification and are recorded within stockholders’ equity.

Share-based Compensation

The Company adopted ASC Topic 718, “Compensation—Stock Compensation,” guidance to account for its share-based compensation. It defines a fair value-based method of accounting for an employee share option or similar equity instrument. The Company recognizes all forms of share-based payments, including share option grants, warrants and restricted share grants, at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest. Share-based payments, excluding restricted shares, are valued using a Black-Scholes option pricing model. Grants of share-based payment awards issued to nonemployees for services rendered have been recorded at the fair value of the share-based payment, which is the more readily determinable value. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service. Share-based compensation expenses are included in costs and operating expenses depending on the nature of the services provided in the statements of operations.

Recent Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will require the Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for Annual periods beginning after December 15, 2024. The Company is still reviewing the impact of ASU 2023-09.

In August 2020, the FASB issued Accounting Standards Updated (“ASU”) No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic470-20)and Derivatives and Hedging—Contracts in Entity’s Own Equity(Subtopic 815-40):Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”(“ASU 2020-06”),which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. We are currently assessing the impact, if any, that ASU 2020-06 would have on our financial position, results of operations or cash flows.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13–Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This update requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Since June 2016, the FASB issued clarifying updates to the new standard including changing the effective date for smaller reporting companies. The guidance is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of ASU2016-13 did not have a material impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 30,000,000 Units, which include the partial exercise by the underwriters of their over-allotment option in the amount of 3,900,000 units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of the Company’s Series A common stock and one-half of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Series A common stock at an exercise price of $11.50 per whole share (see Note 7).

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 13,850,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $13,850,000, in a private placement. Each Private Placement Warrant is exercisable to purchase one Series A common stock at a price of $11.50 per share, subject to adjustments (see Note 7). A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

On October 25, 2021, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 7,187,500 shares of Series B common stock (the “Founder Shares”). On January 13, 2022, the Company effectuated a 1.044-for-1 stock split, resulting in an aggregate of 7,503,750 Founder Shares outstanding (see Note 7). Due to the underwriters’ election to partially exercise their overallotment option, 3,750 shares were forfeited.

The Sponsor, founders, executive officers and directors have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until one year after the completion of a Business Combination that results in all of the Company’s stockholders having the right to exchange their Series A common stock for cash, securities, or other property (except with respect to permitted transferees). Notwithstanding the foregoing, (x) if the last reported sale price of the Series A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, then such securities will be released from these restrictions. Any permitted transferees would be subject to the same restrictions and other agreements of the founders with respect to any Founder Shares.

On October 25, 2021, the Sponsor transferred 250,000 Founder Shares to five director nominees (50,000 shares to each director nominee) for no consideration, to serve in his or her capacity as an independent director of the Company. The Company assigned the number of shares of Series B common stock of the Company, par value $0.0001 per share. The transfer of the Founders Shares to five director nominees is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date and expensed when earned. Shares granted to these directors are forfeited if their status as director is terminated for any reason prior to the date of the initial Business Combination and, as such, there has been no stock-based compensation expense recognized in the accompanying financial statements.

On December 1, 2021, the Company and Apeiron Investment Group Ltd. (“Apeiron”) entered into an Agreement to which Apeiron will serve as an advisor to the Company in connection with identifying one or more businesses with which the Company may effectuate its Initial Business Combination. As consideration for Apeiron’s willingness to provide the service set forth in the Agreement, the Sponsor shall pay or transfer to Apeiron (or its designee) on behalf of the Company a non-refundable fee in the form of 50,000 shares of the Company’s Series B common stock (“Fee Shares”). The transfer of the Founder Shares to Apeiron is not directly related to or in connection with the Initial Public Offering and not within the scope of offering costs as defined in Note 2. The transfer of the Fee Shares is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 50,000 Fee Shares granted to Apeiron was $362,500 or $7.25 per share. The Founders Shares were granted subject to a performance condition (i.e., the closing date of the Initial

Public Offering). Compensation expense related to the Founders Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. As of December 31, 2022, the Company recognized $362,500 in the operations as stock-based compensation expense as the Company determined that the performance condition has been met at the date of issuance/closing of the Initial Public Offering.

Promissory Note — Related Party

On October 25, 2021, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $250,000. The Promissory Note is non-interest bearing and is payable on the earlier of April 30, 2022, or the consummation of the Initial Public Offering. As of December 31, 2023 and 2022, the Company has no outstanding balance under the Promissory Note, respectively.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor has committed to advance the Company up to $1,750,000 to fund the expenses relating to investigating and selecting a target business and other working capital requirements after the Initial Public Offering and prior to the Initial Business Combination. In addition, our Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us additional funds as may be required. If the Company consummated an Initial Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The final terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. Up to $1,500,000 of such Working Capital Loans may be convertible into additional warrants of the post-Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. Prior to the completion of the Initial Business Combination, the Company does not expect to seek loans from parties other than the Sponsor or its affiliates as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. There are no Working Capital Loans outstanding as of December 31, 2023 and 2022.

Extension Promissory Notes — Related Party

On October 14, 2023 and November 14, 2023, the Company issued non-interest bearing, unsecured promissory notes in the principal amount of $80,000, respectively, (the “Extension Promissory Notes”) to the Sponsor. The $80,000 was deposited into the Company’s trust account in order to extend the amount of time that the Company has available to complete a business combination. Upon the closing of a business combination by the Company, the Sponsor may elect to either receive repayment under the Notes or to convert all or a portion of the amount loaned under the Notes into Series A common stock of the Company at a price equal to $10.20 per share. In the event that the Company does not complete a business combination, the amounts loaned under the Notes will be repaid to the Sponsor only from funds held outside the Trust Account or will be forfeited, eliminated, or otherwise forgiven. As of December 31, 2023, the Company owed $160,000 due under the Extension Promissory Notes with no further borrowings available.

On December 18, 2023, the Company amended the Extension Promissory Notes to remove the Sponsor’s right to convert the note into Series A common stock at a price equal to $10.20 per share.

Advance from Related Party

On December 8, 2023, December 11, 2023, and December 12, 2023, the Sponsor advanced the Company $10,000, $1,630,000, and $15,000, respectively, to fund tax obligations. As of December 31, 2023, the Sponsor advanced the Company $1,655,000 and is reflected in the consolidated balance sheets.

NOTE 6 — COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on January 13, 2022, the holders of the Founder Shares, Private Placement Warrants, and any Private Placement Warrants that may be issued upon conversion of the Working Capital Loans (and any Series A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and conversion of Founder Shares) will be entitled to registration rights. The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit, or $6,000,000 in the aggregate, paid on the closing of the Initial Public Offering. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $10,500,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Advisors

On January 7, 2022, the Company and Farvahar Capital (“Farvahar”) entered into an agreement under which Farvahar served as an advisor to the Company in connection with the Initial Public Offering. Farvahar was engaged to represent the Company’s interests only and is independent of the underwriters. The underwriters reimbursed the Company for the fees payable to Farvahar in respect of the provision of such advisory services. The Company agreed to pay Farvahar a fee of 0.08% of the gross proceeds of the Initial Public Offering, including any exercise of the underwriters’ over-allotment option with respect to the Initial Public Offering or $240,000 in the aggregate. Farvahar did not act as an underwriter in connection with the Initial Public Offering; it did not identify or solicit potential investors in the Initial Public Offering. As of December 31, 2022, the Company received the reimbursement from the underwriters and paid Farvahar.

Capital Market Advisor

On April 11, 2023, the Company entered into a services agreement with an advisor. The Advisor will provide advisory services as it pertains to a business combination. Upon the closing of a business combination the advisor will be paid a fee for their services. All consideration is to be paid simultaneously with the closing of the business combination.

Non-Redemption Agreement

On or about April 4, 2023, the Company and Atlantic Coastal Acquisition Management II LLC (the “Sponsor”), entered into agreements (“Non-Redemption Agreements”) with several unaffiliated third parties in exchange for them agreeing not to redeem an aggregate of 3,300,900shares(“Non-Redeemed Shares”) of the Company’s Series A common stock sold in its initial public offering (the “Public Shares”) at the special meeting called by the Company (the “Meeting”) to approve an extension of time for the Company to consummate an initial business combination (the “Charter Amendment Proposal”) from April 19, 2023 to October 19, 2023 (an “Extension”), subject to additional Extension(s) up to December 19, 2023 upon election by the Sponsor. In exchange for the foregoing commitments not to redeem such shares, the Sponsor has agreed to transfer to such investors an aggregate of 825,225 shares of the Company held by the Sponsor immediately following consummation of an initial business combination if they continued to hold such Non-Redeemed Shares through the Meeting.

Business Combination Agreement

On December 11, 2023, the Company, Abpro Merger Sub Corp., a Delaware corporation (“Merger Sub”), and Abpro Corporation, a Delaware corporation “Abpro”), entered into a business combination agreement (the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, on the Closing Date (as defined in the Business Combination Agreement), Merger Sub, a newly formed, wholly-owned direct subsidiary of the Company, will be merged with and into the Abpro (the “Business Combination,” together with the other transactions related thereto, the “Proposed Transactions”), with the Abpro surviving the Business Combination as a wholly-owned direct subsidiary of the Company (the “Surviving Company”). In connection with the consummation of the Business Combination, the Company will change its corporate name to “Abpro Holdings, Inc.” The respective boards of directors of the Company and Abpro have duly approved the Business Combination Agreement and the transactions contemplated thereby.

Immediately prior to the effective time of the Business Combination (the “Effective Time”), Abpro will cause (i) all outstanding Abpro convertible notes to be converted into shares of Company Common Stock, (ii) all outstanding Abpro warrants to acquire equity securities of the Company to be converted into a number of shares of shares of Company Common Stock and (iii) the Abpro Preferred Shares (including those shares resulting from the convertible notes conversion and warrant conversion) that are issued and outstanding immediately prior to the Effective Time to be converted into shares of Abpro Common Stock.

Conditions to closing

The obligations of the Company and Abpro to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the absence of any law or governmental order or other legal restraint or prohibition preventing the consummation of the Business Combination, (iii) the Registration Statement being declared effective under the Securities Act, (iv) the ACAB New Common Shares to be issued in connection with the Business Combination having been approved for listing on Nasdaq, (v) the approval of certain of the Company Proposals by the Company’s stockholders, (vi) obtaining the Abpro written consent approving the Business Combination; (vii) the Company having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) remaining after the Closing; and (viii) the Company arranging for binding commitments of at least $8.7 million in available closing cash consisting of funds in the Trust Account (after reduction for payments made in connection with redemptions by the Company stockholders) plus any funds available pursuant to a PIPE Financing, forward purchase agreement, equity line of credit, convertible note financing and other sources of financing, less any Unpaid SPAC Expenses, as described in the Business Combination Agreement, subject to the Abpro’s waiver of such amount.

Sponsor Letter Agreement

On December 11, 2023, Atlantic Coastal Acquisition Management II LLC, a Delaware limited liability company (the “Sponsor”) entered into an agreement with the Company, the Abpro and Abpro Bio Co., Ltd (the “Sponsor Letter Agreement”), whereby Sponsor agrees to (i) retain 2.95 million shares of the Company’s Series A Common Stock held by it, (ii) divide 2,458,333 shares of the Company’s Series A Common Stock held by it among the Sponsor, who will be entitled to 491,667 of the shares, Abpro, who will be entitled to 983,333 of the shares, and Abpro Bio Co., Ltd, who will be entitled to 983,333 of the shares, for such party to use to obtain non-redemption commitments from the Company’s stockholders or other capital for ACAB or the Surviving Company (with any shares unused for such purpose to be retained by such party) and (ii) forfeit the remainder of any the Company’s Series A Common Stock and the Company’s Series B Common Stock held by it.

Sponsor Support Agreement

On December 11, 2023, the Company, Abpro and the Sponsor entered into the Sponsor Support Agreement pursuant to which the Sponsor agreed to, among other things, vote all of its shares of the Company’s Series A Common Shares and the Company’s Series B Common Shares held by it, whether now owned or hereafter acquired, (i) in favor of the approval and adoption of the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination), and (ii) against any proposal, action or agreement that would impede, interfere with, delay, postpone or discourage any provision of the Sponsor Support Agreement, the Business Combination Agreement or the transactions contemplated thereby (including the Business Combination). In addition, in the Sponsor Support Agreement, the Sponsor agrees to waive, and not to assert or perfect, among other things, any rights to adjustment or other anti-dilution protections with respect to the rate at which the shares of the Company’s Series B Common Stock held by the Sponsor convert into shares of the Company’s Series A Common Stock in connection with the transactions contemplated by the Business Combination Agreement.

NOTE 7 — STOCKHOLDERS’ DEFICIT

Preferred Stock —The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock. At December 31, 2023 and 2022, there were no shares of preferred stock issued or outstanding.

Series A Common Stock —The Company is authorized to issue up to 100,000,000 shares of Series A, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At December 31, 2023 and 2022, there were 7,499,999 and no shares of Series A common stock issued and outstanding, excluding 667,391 and 30,000,000 shares subject to possible redemption, respectively.

Series B Common Stock —The Company is authorized to issue up to 10,000,000 shares of Series B, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At December 31, 2022, there were 7,500,000 shares of Series B common stock issued and outstanding, of which an aggregate of up to 978,500 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part so that the Initial Stockholders will own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering (assuming Initial Stockholders do not purchase any Public Shares in the Initial Public Offering). On January 13, 2022, the Company effectuated a 1.044-for-1 stock split, resulting in an aggregate of 7,503,750 Founder Shares outstanding. Due to the underwriters’ election to partially exercise their overallotment option, 3,750 shares were forfeited, 1 and 7,500,000 Series B common stock are issued and outstanding at December 31, 2023 and 2022, respectively.

Holders of Series A common stock and Series B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except as required by law.

The shares of Series B common stock will automatically convert into shares of Series A common stock concurrently or immediately following the consummation of an Initial Business Combination, on a one-for-one basis, subject to adjustment as provided herein. In the case that additional shares of Series A common stock, or equity-linked securities, are issued or deemed issued in connection with the Initial Business Combination, the number of shares of Series A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of shares of Series A common stock outstanding after such conversion (after giving effect to any redemption of shares of Series A common stock by Public Stockholders), including the total number of shares of Series A common stock, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the Initial Business Combination, excluding any shares of Series A common stock or equity-linked securities exercisable for or convertible into shares of Series A common stock issued, or to be issued, to any seller in the Initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers, or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Warrants — As of December 31, 2023 and 2022, there are 15,000,000 outstanding Public Warrants. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the closing of the Initial Public Offering, provided in each case that there is an effective registration statement under the Securities Act covering the Series A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the public warrant agreement) and such shares are registered, qualified, or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Series A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Series A common stock issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable, and the Company will not be obligated to issue shares of Series A common stock upon exercise of a warrant unless Series A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the Series A common stock issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If any such registration statement has not been declared effective by the 60th business day following the closing of a Business Combination, holders of the warrants will have the right, during the period beginning on the 61st business day after the closing of a Business Combination and ending upon such registration statement being declared effective by the SEC, and during any other period when the Company fails to have maintained an effective registration statement covering the issuance of the shares of Series A common stock issuable upon exercise of the warrants, to exercise such warrants on a “cashless basis.” Notwithstanding the above, if the shares of Series A common stock are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable to each warrant holder; and

•

if, and only if, the reported last sale price of the Series A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Series A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Series A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Series A common stock or equity-linked securities, for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Series A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or its affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Series A common stock during the 20 trading day period starting on the trading day after the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.

As of December 31, 2023 and 2022, there are 13,850,000 Private Placement Warrants, The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants (including the Series A common stock issuable upon the exercise of the Private Placement Warrants) are not transferable, assignable or salable until 30 days after the completion of an Initial Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8 — INCOME TAXES

The Company’s net deferred tax assets are as follows:

	December 31,	December 31,
	2023	2022
Deferred tax assets
Net operating loss carryforward	$—	$—
Startup/Organization Expenses	$686,905	$388,575

Total deferred tax assets	686,905	388,575
Valuation allowance	(686,905)	(388,575)

Deferred tax assets, net of allowance	$—	$—

The income tax provision for the year ended December 31, 2023 and 2022 consists of the following:

	December 31,	December 31,
	2023	2022
Federal
Current	$1,177,463	$823,991
Deferred	(298,330)	(388,575)

State
Current	—	—
Deferred	—	—
Change in valuation allowance	298,330	388,575

Income tax provision	$1,177,463	$823,991

As of December 31, 2023 and 2022, the Company did not have any U.S. federal and state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2023 and 2022, the change in the valuation allowance was $298,330 and $388,575, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

	December 31,	December 31,
	2023	2022
Statutory federal income tax rate	21.00%	21.00%
Meals & entertainment	0.00%	4.45%
Business combination expenses	0.24%	0.00%
Fines and penalties	0.75%	0.00%
Change in valuation allowance	7.46%	22.71%

Income tax provision	29.45%	48.16%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

NOTE 9 — FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2023, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2022
	Level	Amount
Assets:
Marketable securities held in Trust Account	1	$309,790,455

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

On January 11, 2024, the Company entered into an amended services agreement with and advisor, that was originally entered into on April 11 2023. The advisor will provide advisory services as it pertains to a business combination. Upon the closing of a business combination the advisor will receive 200,000 shares of Series a common stock in the post-closing Company and 4% of the gross proceeds raised from investors and received by the Company or the target prior to the business combination or simultaneously. All consideration is to be paid simultaneously with the closing of the business combination.

On January 18, 2024, the Sponsor, the Company, Abpro and Abpro Bio entered into an amendment to the Sponsor Letter Agreement (the “Amended Sponsor Letter Agreement”), which amended the amount of shares each party thereunder is entitled to, consistent with the description previously disclosed on December 11, 2023 and as contemplated in the Business Combination Agreement, dated as of December 11, 2023, by and among the Company, Abpro Merger Sub Corp., a Delaware corporation, and Abpro. For the avoidance of doubt, the Amended Sponsor Letter Agreement supersedes and replaces the Sponsor Letter Agreement in its entirety.

On January 21, 2024, the Company received a partial waiver from an underwriter from the initial public offering that was entitled to a portion of the deferred underwriter fee. Subject to the closing of the businesses combination between the Company and Abpro, the underwriter waived $4,290,000 of the underwriter fee in exchange for 600,000 of common stock in the post-merger Company.

On January 22, 2024, the Company issued a press release announcing that it filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on January 19, 2024 in connection with the previously announced proposed business combination with Abpro (the “Business Combination”).

ABPRO CORPORATION AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

ABPRO CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

(Unaudited)

	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash	$63	$723
Accounts receivable	119	88
Deferred offering costs	1,463	878
Prepaid expenses and other current assets	299	208

Total current assets	1,944	1,897
Restricted cash	139	138
Property and equipment, net	48	102
Right-of-use asset - operating lease	696	966
Security deposits	66	66
Patents, net	181	186

Total assets	$3,074	$3,355

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$4,684	$7,916
Accrued expenses	2,330	2,081
Operating lease liability, current	595	567
Finance lease liability, current	—	130
Notes payable, current – related parties	5,540	1,742

Total current liabilities	13,149	12,436
Operating lease liability, noncurrent	149	455

Total liabilities	13,298	12,891

Commitments and Contingencies (Note 7)
Convertible preferred stock, $0.001 par value, issuable in series:
Series F Convertible Preferred Stock; authorized shares – 4,444,444; issued and outstanding shares – 555,555; liquidation preference of $10,000 at June 30, 2024	9,991	9,991
Series E Convertible Preferred Stock; authorized, issued and outstanding shares – 3,303,966; liquidation preference of $30,000 at June 30, 2024	29,841	29,841
Series D Convertible Preferred Stock; authorized, issued and outstanding shares – 1,220,261; liquidation preference of $18,194 at June 30, 2024	17,622	17,622
Series C Convertible Preferred Stock; authorized, issued and outstanding shares – 2,005,687; liquidation preference of $15,725 at June 30, 2024	14,949	14,949
Series B Convertible Preferred Stock; authorized, issued and outstanding shares – 626,636; liquidation preference of $1,798 at June 30, 2024	1,401	1,401
Series A Redeemable, Convertible Preferred Stock; authorized, issued and outstanding shares – 19,254 shares; liquidation preference of $1,795 at June 30, 2024	1,795	1,795

Total convertible preferred stock	75,599	75,599

Stockholders’ deficit:
Common stock, $0.001 par value; authorized shares – 40,000,000; issued shares – 9,496,684 and 9,477,934 and outstanding shares – 9,393,908 and 9,375,158 at June 30, 2024 and December 31, 2023, respectively	9	9
Treasury stock, 102,776 shares at cost	(33)	(33)
Additional paid-in capital	21,027	19,911
Accumulated deficit	(107,375)	(105,571)

Total Abpro Corporation’s stockholders’ deficit	(86,372)	(85,684)
Non-controlling interest	549	549

Total stockholders’ deficit	(85,823)	(85,135)

Total liabilities, convertible preferred stock and stockholders’ deficit	$3,074	$3,355

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ABPRO CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

(Unaudited)

	For the Six Months ended June 30,
	2024	2023
Revenue:
Collaboration revenue	$—	$35
Royalty	—	15

Total revenues	—	50

Operating expenses:
Research and development	1,827	2,414
General and administrative	3,392	3,099

Total operating expenses	5,219	5,513

Loss from operations	(5,219)	(5,463)

Other (expense) income:
Other income	3,556	—
Interest income	2	49
Interest expense	(143)	(9)

Total other income, net	3,415	40

Net loss	$(1,804)	$(5,423)

Net loss per share
Basic and diluted	$(0.19)	$(0.58)
Weighted average shares outstanding – basic and diluted	9,384,688	9,347,206

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ABPRO CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFFERED STOCK AND STOCKHOLDERS’ DEFICIT

For the Six Months Ended June 30, 2024 and 2023

(Amounts in thousands, except share data)

(Unaudited)

	Series A Redeemable, Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock		Series F Convertible Preferred Stock		Total Convertible Preferred Stock	Common Stock		Treasury Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amounts	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Abpro’s Stockholders’ Deficit	Non- controlling Interest	Total Stockholders’ Deficit
Balances, as of December 31, 2023	19,254	$1,795	626,636	$1,401	2,005,687	$14,949	1,220,261	$17,622	3,303,966	$29,841	555,555	$9,991	$75,599	9,477,934	$9	(102,776)	$(33)	$19,911	$(105,571)	$(85,684)	$549	$(85,135)
Vesting of restricted stock units	—	—	—	—	—	—	—	—	—	—	—	—	—	18,750	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,116	—	1,116	—	1,116
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,804)	(1,804)	—	(1,804)

Balances, as of June 30, 2024	19,254	$1,795	626,636	$1,401	2,005,687	$14,949	1,220,261	$17,622	3,303,966	$29,841	555,555	$9,991	$75,599	9,496,684	$9	(102,776)	$(33)	$21,027	$(107,375)	$(86,372)	$549	$(85,823)

Balances, as of December 31, 2022	19,254	$1,795	626,636	$1,401	2,005,687	$14,949	1,220,261	$17,622	3,303,966	$29,841	555,555	$9,991	$75,599	9,440,434	$9	(102,776)	$(33)	$17,606	$(93,865)	$(76,283)	$549	$(75,734)
Vesting of restricted stock units	—	—	—	—	—	—	—	—	—	—	—	—	—	18,750	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,156	—	1,156	—	1,156
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,423)	(5,423)	—	(5,423)

Balances, as of June 30, 2023	19,254	$1,795	626,636	$1,401	2,005,687	$14,949	1,220,261	$17,622	3,303,966	$29,841	555,555	$9,991	$75,599	9,459,184	$9	(102,776)	$(33)	$18,762	$(99,288)	$(80,550)	$549	$(80,001)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ABPRO CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2024	2023
Cash Flows from Operating Activities:
Net loss	$(1,804)	$(5,423)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	59	143
Share-based compensation	1,116	1,156
Amortization of operating lease right-of-use assets	270	253
Other income (see Note 2)	(3,556)	—
Changes in operating assets and liabilities:
Accounts receivable	(31)	1,985
Prepaid expenses and other current assets	(91)	(67)
Accounts payable	(39)	(722)
Accrued expenses	136	(352)
Deferred revenue	—	(35)
Operating lease liability	(278)	(245)

Net cash used in operating activities	(4,218)	(3,307)

Cash Flows from Investing Activities:
Purchase of property and equipment	—	(48)

Net cash used in investing activities	—	(48)

Cash Flows from Financing Activities:
Proceeds from promissory note - related party	3,798	—
Payment of offering costs	(222)	—
Repayment of finance lease liabilities	(17)	(110)

Net cash provided by (used in) financing activities	3,559	(110)

Net change in cash and restricted cash	(659)	(3,465)
Cash and restricted cash - beginning of period	861	7,462

Cash and restricted cash - end of period	$202	$3,997

Supplemental disclosure of cash flow information and non-cash transactions:
Interest paid	$1	$10
Deferred offering costs included in accounts payable	$364	$—
Reclassification of residual value guarantees under finance lease to accrued expense	$113	$—
As reported within the unaudited condensed consolidated balance sheets:
Cash	$63	$3,859
Restricted cash	139	138

Total cash and restricted cash as presented in the balance sheet	$202	$3,997

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ABPRO CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

1.	Organization and Description of the Business

Nature of Operations

Abpro Corporation (the “Company”) founded in 2004, was incorporated under the laws of the State of Delaware. The Company is headquartered in Woburn, Massachusetts.

The Company is a biotechnology company dedicated to developing next-generation antibody therapeutics to improve the lives of patients with severe and life-threatening diseases. The Company is focused on the development of novel antibodies using its proprietary discovery and engineering platforms, primarily in the areas of immuno-oncology, ophthalmology and infectious disease.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of more advanced or effective therapies, dependence on key executives, protection of and dependence on proprietary technology, compliance with government regulations and ability to secure additional capital to fund operations. Programs currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Business Combination Agreement

On December 11, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) with Atlantic Coastal Acquisition Corp. II, a Delaware corporation (“ACAB”) and Abpro Merger Sub Corp., a Delaware corporation (“Merger Sub”). Pursuant to the Business Combination Agreement, on the Closing of the Business Combination, the Company will merge with and into Merger Sub, a newly formed, wholly-owned direct subsidiary of ACAB, (the “Business Combination”), with the Company surviving the Business Combination as a wholly-owned direct subsidiary of ACAB (the “Surviving Company”). In connection with the consummation of the Business Combination, ACAB will change its corporate name to “Abpro Corporation”.

Immediately prior to the effective time of the Business Combination, the Company’s Preferred Shares that are issued and outstanding will be converted into shares of the Company’s common stock. As a result of the Business Combination, among other things, each share of the Company’s common stock, par value $0.001 per share, will be converted into the right to receive the number of shares of newly issued ACAB Series A Common Stock (the “ACAB New Common Shares”), par value $0.0001 per share, calculated based on the Exchange Ratio as set forth in the Business Combination Agreement. “Exchange Ratio” is defined in the Business Combination Agreement as the Equity Value Per Share of each respective share of the Company, divided by (b) $10.00, where “Equity Value Per Share” means (a) the Equity Value of $725,000, divided by (b) the Fully Diluted Company Capitalization. Pursuant to the Business Combination Agreement, 22.5 million of the ACAB New Common Shares to be issued to the Company’s shareholders will be reduced from 72.5 million shares of the Merger Consideration and equally divided among the Sponsor, the Company and Abpro Bio Co., Ltd. for each such party to use in the PIPE Financing or to obtain capital for ACAB or the Surviving Company. Consummation of the transactions contemplated by the Business Combination Agreement are subject to satisfaction or waiver of customary conditions of the respective parties, including receipt of required regulatory approvals, receipt of approval from shareholders of ACAB and the Company for consummation of the Business Combination and certain other actions related thereto by our shareholders.

The Business Combination Agreement may be terminated under certain circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of ACAB and the Company, (ii) by the Company if ACAB breaches its representations, warranties or covenants such that the conditions set forth in the Business Combination Agreement would not be satisfied, and such party fails to cure such breach (other than for certain limited exceptions), (iii) by ACAB if the Company breaches its representations, warranties or covenants such that the conditions set forth in the Business Combination Agreement would not be satisfied, and such party fails to cure such breach (other than for certain limited exceptions), (iv) by either ACAB or the Company if the Business Combination is not consummated by June 1, 2024, (v) by either ACAB or the Company if any governmental entity issues an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Business Combination and such order or other action has become final and non-appealable, (vi) by either ACAB or the Company if certain required approvals are not obtained from the ACAB stockholders after the conclusion of a special meeting of ACAB’s stockholders held for such purpose at which such shareholders voted on such approvals and (vii) by ACAB, if the Company does not deliver to ACAB the required Company Stockholder Written Consent prior to the Company Stockholder Written Consent Deadline as defined in the Business Combination Agreement.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, other than customary confidentiality obligations, except in the case of willful breach or fraud.

Going Concern

The Company is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt abouts its ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are available to be issued. Through June 30, 2024, the Company has funded its operations mainly through equity and debt financings, and to a lesser extent, payments received in connection with collaboration and license agreements.

Since inception, the Company has incurred recurring losses. The Company’s net losses totaled $1,804 and $5,423 for the six months ended June 30, 2024 and 2023, respectively. The Company had an accumulated deficit of $107,375 as of June 30, 2024. The Company expects to incur operating losses for the foreseeable future. On October 18, 2023, the Company entered into a promissory note agreement with Abpro Bio International, Inc. (“ABI”), a significant investor in the Company’s Series E and F convertible preferred stock (See Note 8), to receive up to $6,000. The Company received $4,225 through the date of issuance of these condensed consolidated financial statements under this promissory note, including $2,783 during the six months ended June 30, 2024 (see Note 8 for terms and conditions). On April 18, 2024, the Company entered into a promissory note agreement with one of its executives (See Note 8 for terms and conditions) to receive up to $1,795 in funding. The Company received the full $1,795 through the date of issuance of these condensed consolidated financial statements under this promissory note, including $1,015 during the six months ended June 30, 2024.

The future viability of the Company is largely dependent on its ability to raise additional capital to finance its operations. The Company expects to seek additional funding through equity and debt financings, collaboration agreements and research grants. Although the Company has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Company, if at all. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects.

Accordingly, based on the considerations discussed above, management has concluded there is substantial doubt as to the Company’s ability to continue as a going concern within one year after the date the condensed consolidated financial statements are issued. The Company plans to continue to fundraise, as well as seek alternate revenues from collaboration and license agreements. If adequate funds are not available, the Company may require initiating steps to slow cash burn, extending the cash runway until financing can be secured. The unaudited condensed consolidated financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might result from the outcome of this uncertainty.

2.	Summary of Significant Accounting Policies

For the six months ended June 30, 2024, there have been no changes to the significant accounting policies as disclosed in Note 2 to the Consolidated Financial Statements included in the Company’s consolidated financial statements for the year ended December 31, 2023.

Basis of Presentation

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. These financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2023. The accompanying unaudited condensed financial statements include all adjustments that are of a normal recurring nature and necessary for the fair presentation of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results to be expected for the full year.

The accompanying condensed consolidated financial statements include all of the accounts of the Company and its subsidiary, AbMed Corporation (“AbMed”). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant estimates in these consolidated financial statements include stock-based compensation expense, fair value of common stock, revenue allocated to various performance obligations under license and collaboration agreements, pre-clinical and clinical accrued expenses, discount rates in relation to lease right-of-use assets and liabilities, valuation and realizability of deferred tax assets and the ability to continue as a going concern. On an ongoing basis, the Company evaluates its estimates, judgments, and methodologies. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Due to the inherent uncertainty involved in making estimates, actual results could differ materially from those estimates.

In March 2022, the Company received an invoice from Mabwell (Shanghai) Bioscience Co., Ltd. (“Mabwell”) for approximately $3,500 in connection with the manufacturing of certain clinical material for the Company. The Company recorded the estimated amount in accounts payable based on the information available at the time, and subsequently engaged in discussion with Mabwell about the invoiced amount and its validity. The Company continued to dispute the amount and its contractual basis because the parties had neither finalized nor executed a clinical trial manufacturing agreement. In July 2024, the Company received communication from Mabwell that they will not be pursuing the collection of the originally invoiced amount. Accordingly, during the six months ended June 30, 2024, the Company reversed the liability and recognized approximately $3,500 of other income.

Deferred Offering Costs

Deferred offering costs consist of legal, accounting, underwriting fees and other costs that are directly related to the Business Combination. These costs will be accounted for as a reduction of proceeds received upon completion of the closing of the Business Combination. If the Business Combination is terminated, all capitalized costs would be expensed in the period of termination. As of June 30, 2024 and December 31, 2023, the Company had deferred offering costs of $1,463 and $878.

Non-controlling Interest

The Company holds an 82% ownership interest in its consolidated subsidiary, AbMed. Non-controlling interest represents the portion of net book value in AbMed that is not owned by the Company and is reported as a component in stockholders’ equity on the condensed consolidated balance sheets. The Company bears all the operating costs of AbMed. Upon an event of default by the Company or upon a liquidation of AbMed, the non-controlling interest holder has the right to put its interest in AbMed to the Company. The amount to be paid under the redemption option is equal to $2.00 per share for each preferred share of AbMed stock held by the non-controlling interest holder plus all accrued and unpaid dividends thereon. The Company has not allocated any losses to the noncontrolling interests given that the preferred shares held by the non-controlling interest holder have no contractual obligations to share in the losses of AbMed. There were no operating activities in AbMed during the six months ended June 30, 2024 and 2023.

Net Loss Per Share

The Company follows the two-class method to compute basic and diluted net loss per share attributable to common stockholders when shares meet the definition of participating securities. Series A, Series B, Series C, Series D, Series E and Series F (see Note 9) meet the definition of participating securities. The two-class method determines net income loss per common share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in the earnings as if all income for the period had been distributed. During periods of loss, there is no allocation required under the two-class method due to there being no distributed earnings for the period coupled with the fact that the Company’s Series A, Series B, Series C, Series D, Series E and Series F do not contain a contractual right to absorb losses. Thus, all undistributed losses were allocated entirely to the Company’s outstanding common stock.

Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period without consideration of potentially dilutive common stock. Diluted net loss per share attributable to common stockholders reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company unless inclusion of such shares would be anti-dilutive. As the Company has incurred losses for the six months ended June 30, 2024 and 2023, basic and diluted net loss per share is the same for each period.

The following table presents the potentially dilutive shares that were excluded from the computation of diluted net loss per share of common stock attributable to common stockholders, because their effect was anti-dilutive:

	June 30,
	2024	2023
Convertible Preferred Stock	9,725,520	9,725,520
Warrants	61,009	61,009
Stock options	5,127,059	5,447,552
Unvested restricted stock units	27,085	64,585

Total	14,940,673	15,298,666

Segment Reporting

The Company conducts its business activities and reports financial results as one operating segment and one reportable segment, which is consistent with the Company structure and the way the Company operates its business.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” that addresses requests for improved income tax disclosures from investors that use the financial statements to make capital allocation decisions. Public entities must adopt the new guidance for fiscal years beginning after December 15, 2024. The amendments in this ASU must be applied on a retrospective basis to all prior periods presented in the financial statements and early adoption is permitted. The Company is currently evaluating the potential impact that the adoption of this standard will have on its financial statements.

Management does not believe that any additional recently issued, but not yet effective, accounting standards, if currently adopted, would have a material impact on the Company’s unaudited condensed financial statements.

3.	Property and Equipment

The Company’s property and equipment include the following:

	June 30,	December 31,
	2024	2023
Furniture and fixtures	$53	$53
Lab equipment	1,097	1,097
Computer hardware and software	15	15
Leasehold improvements	788	788
Equipment under finance leases	740	740

Property and Equipment	2,693	2,693
Less: Accumulated Depreciation	(2,645)	(2,591)

Total	$48	$102

Depreciation expense was $54 and $139 for the six months ended June 30, 2024 and 2023, respectively.

4.	Accrued Expenses

Accrued expenses consisted of the following:

	June 30,	December 31,
	2024	2023
Accrued salaries and wages	$1,388	$1,398
Accrued professional fees	96	93
Accrued interest	109	5
Other accrued expenses	737	585

Total accrued expenses	$2,330	$2,081

5.	License and Collaboration Agreements

NJCTTQ Collaboration Agreement

In January 2019, the Company entered into a collaboration agreement with Nanjing Chia Tai Tianquing Pharmaceutical Co., Ltd. (“NJCTTQ”) to research, develop and commercialize two anti-Claudin 18.2 lead antibodies (the “NJCTTQ agreement”). Under the NJCTTQ agreement, the Company granted a non-exclusive, non-sublicensable research license and an exclusive, sublicensable license to NJCTTQ within the People’s Republic of China and Thailand (the “NJCTTQ Territory”). The initial term of this agreement was 5 years, which could be automatically renewed for another 5 years. If no collaboration project reached the clinical stage within the first 5 years of the NJCTTQ agreement, then this agreement would not have been renewed. The agreement expired in January 2024.

The Company is eligible to receive up to an aggregate of $405,000 of non-refundable milestone payments from NJCTTQ upon achieving certain development, regulatory approval, and commercialization and sales milestones for each unique licensed antibody or product in NJCTTQ Territory. The Company agreed to pay NJCTTQ up to an aggregate of $5,000 in nonrefundable amounts upon achieving of a regulatory milestone in the Company’s territory, which includes all other countries other than the NJCTTQ Territory. No milestones have been reached through the expiration of this agreement in January 2024, no products were sold by NJCTTQ, and no related revenue amounts have been recorded in the accompanying consolidated financial statements.

The Company and NJCTTQ agreed to pay reciprocal royalties, with each of them paying the other party low single-digit royalties, tiered based on net sales per calendar year in its territory. The agreement remains unrenewed as of June 30, 2024 after the expiration of its initial term. However, notwithstanding the agreement’s expiration, the low single-digit royalties and the $5,000 regulatory milestone payable to NJCTTQ based on commercial approval in the Company’s territory, as described above, will continue to apply. Through June 30, 2024, no products were sold by NJCTTQ or the Company under the NJCTTQ agreement and no regulatory milestones were achieved by the Company in the Company’s territory.

ABP-100 Collaboration and License Agreement

In December 2019, the Company entered into an exclusive collaboration and license agreement with a related party, ABI (the “ABP-100 agreement”). Under the ABP-100 agreement, the Company granted ABI the license to develop and commercialize products and services based on the Company’s Her2-hu-OKT3 bispecific antibody (“ABP-100”) within the territories of People’s Republic of China, Japan, South Korea, Southeast Asia, the Middle East and the Commonwealth of Independent States, as defined in the agreement. Unless earlier terminated, the ABP-100 agreement, will expire upon the satisfaction of all obligations under the agreement following the expiration of the last royalty payment obligation. Either party may terminate the agreement in the event of any uncured material breach by the other party. The license granted under the ABP-100 agreement was a sub-license from Memorial Sloan Kettering Cancer Center (“MSK”) pursuant to MSK License Agreement (see Note 6). This agreement was terminated due to the termination of the MSK License Agreement in September 2023.

Under the ABP-100 agreement, ABI agreed to use commercially reasonable efforts to reach certain development and commercial milestones for at least one licensed product or licensed service within specified timeframes. ABI is committed to pay the Company running royalties on net sales of any licensed products or services from the mid-single digit percentages to the low double-digit percentage, and the guaranteed annual minimum royalties of $30 starting on the first anniversary of the effective date of the agreement (which annual minimum royalties may be credited against the running royalties on net sales of any licensed products or services). Through the termination of this agreement in September 2023, no products were sold by ABI under the ABP-100 agreement. During the six months ended June 30, 2024 and 2023, the Company earned $0 and $15 in minimum royalty payments, included in royalty revenue. As of June 30, 2024 and December 31, 2023, the accounts receivable were $53 associated with the minimum royalties under this agreement.

In addition to the royalty payments, the Company could receive up to $498,000 in milestone payments per licensed product or licensed service upon the achievement of specified research and development and sales milestone events. No milestones have been reached through the termination of this agreement in September 2023.

The Company is also entitled to research funding fees for costs incurred by the Company for certain sponsored research activities and the reimbursement of 60% of the costs of certain product development directed activities, as outlined in the agreement. During the six months ended June 30, 2024 and 2023, the Company did not earn any research funding fees.

Further, the Company is to be reimbursed for patent costs for all documented out of pocket associated with the preparation, filing, prosecution and maintenance of patent rights in the license territory. The Company did not receive any reimbursements of patent costs during the six months ended June 30, 2024 and 2023.

ABP-201 Collaboration and License Agreement

In January 2020, the Company’s consolidated subsidiary, Abmed, entered into a collaboration and license agreement with ABI (the “ABP-201 Agreement”), pursuant to which the Company granted to ABI an exclusive, royalty-bearing, license under specified patent rights to make, use and sell certain of its proprietary ANG-2/VEGF-HIRK bispecific antibodies within the licensed territory comprising People’s Republic of China, Japan, South Korea, Southeast Asia, the Middle East and the Commonwealth of Independent States. Unless earlier terminated in accordance with its terms, the agreement remains in effect on a country-by-country basis until the expiration of the last royalty term in such country.

Under the ABP-201 agreement, ABI agreed to use commercially reasonable efforts to reach certain development and commercialization milestones for such bispecific antibodies within specified territories and timeframes. ABI is committed to pay the Company up to $56,500 in milestone payments upon achieving certain research and development events, up to $485,000 in milestone payments based on annual net sales per each licensed product, and a double-digit percentage royalty in the low teens, tiered based on cumulative net sales by ABI, its affiliates or sublicensees beginning with the first commercial sale of a licensed product in its territory. No milestones have been reached through June 30, 2024, no products were sold by ABI, and no related revenue amounts have been recorded in the accompanying consolidated financial statements.

Celltrion Collaboration and License Agreement

In September 2022, the Company entered into an exclusive collaboration and license agreement with Celltrion, Inc. (the “Celltrion Agreement”), a company organized and existing under the laws of South Korea (“Celltrion”). Under this agreement, the Company granted to Celltrion a worldwide exclusive license under specified patent rights to develop, make, have made, import, export, use, have used, sell and have sold certain of its proprietary ABP-102 bispecific antibodies. The License Agreement also provides that the Company is to perform certain preclinical in vitro studies. The License Agreement will remain in effect for so long as ABP-102 is being developed or commercialized anywhere in the world. Celltrion may terminate the license agreement at any time by providing six months prior written notice to the Company.

Celltrion is committed to pay the Company up to $10,000 in milestone payments upon granting the license and achieving certain research and development events, up to $1,750,000 in milestone payments based on annual net sales per each licensed product. The proceeds from commercialization are subject to a 50/50 profit split. Amounts that may be paid by third-party collaborators, for example upfronts, milestones and/or royalty payments from territorial commercialization partners, are also subject to a 50/50 split. Following commercial approval of ABP-102, the Company has agreed to reimburse Celltrion 87.5% of its direct and certain indirect costs and expenses incurred through first commercial sale. Celltrion is entitled to offset amounts otherwise due to us under the agreement until our share of these costs has been paid back; provided that the Company is entitled to a minimum 25% of profit from commercial sales and from third-party collaborators regardless of the amount of unreimbursed development costs outstanding (and then 50% once the reimbursement has been made in full).

The first milestone of $2,000 was achieved upon granting the license at the collaboration effective date, as defined in the Celltrion Agreement, in December 2022 and received in January 2023. The Company allocated $64 to the initial obligation to perform in vitro testing for the research and development services and the remaining $1,936 to the license of the Company’s intellectual property, bundled with the associated know-how.

The Company’s initial obligation to perform in vitro testing for the research and development services represents a distinct performance obligation. The revenue for this performance obligation will be recognized on a straight-line based over the term of the studies. During the six months ended June 30, 2024 and 2023, the Company recognized $0 and $35, respectively, in connection with this performance obligation, included in collaboration revenue. As of both June 30, 2024 and December 31, 2023, there was no deferred revenue associated with the performance obligation.

Milestone Payments. The Company is entitled to development milestones under the Celltrion Agreement and certain regulatory milestone payments which are paid upon receipt of regulatory approvals. Except for the first milestone of $2,000 achieved in 2022, no other milestone payments were earned through June 30, 2024. The Company evaluated whether the remaining milestones are considered probable of being reached and determined that their achievement is highly dependent on factors outside of the Company’s control. Therefore, these payments have been fully constrained and are not included in the transaction price. At the end of each subsequent reporting period, the Company will re-evaluate the probability of achievement of each milestone and any related constraint, and if necessary, adjust its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect the reported amount of collaboration revenues in the period of adjustment.

Profit Splits. As the license is deemed to be the predominant item to which profit splits relate, the Company will recognize revenue when the related sales or third-party collaborator income occur. No profit split revenue was recognized through June 30, 2024.

6.	Commitments under Research and Collaboration Agreements

MedImmune License Agreement

In August 2016, the Company entered into a collaboration and license agreement with MedImmune Limited (“MedImmune”), pursuant to which the Company received from MedImmune an exclusive, worldwide, royalty-bearing, sublicensable (subject to certain conditions) license to certain intellectual property rights relating to the Company’s ABP-200 product candidates (the “MedImmune License Agreement”). The Company agreed to use commercially reasonable efforts to reach certain development and commercialization milestones for such bispecific antibodies within specified timeframes. Unless earlier terminated in accordance with its terms, the MedImmune License Agreement, as amended, remains in effect on a country-by-country basis until the expiration of the last royalty term in such country as to be determined by the launch of products based on the ABP-200 product candidates. The Company is no longer developing ABP-200.

Under the MedImmune License Agreement, the Company agreed to pay milestone and royalty payments, including up to $244,000 in milestone payments, which are comprised of $14,000 upon meeting certain clinical development milestones, $80,000 upon achieving certain regulatory events and $150,000 upon meeting certain worldwide commercial sales thresholds; and tiered high-single to low double-digit percentage royalties based on annualized net sales of each product commercialized from our collaboration on a country-by-country basis. No milestones have been reached and no products were sold by the Company through June 30, 2024.

NCI License Agreement

In August 2017, the Company entered into a patent license agreement with the National Cancer Institute (the “NCI”), a division of the National Institutes of Health (the “NIH”), pursuant to which the Company received an exclusive, worldwide license to make, use, sell, offer to sell and import products covered by the licensed patents in the field of using certain monoclonal antibodies as monospecific or bispecific antibodies for the treatment of liver cancer (the “NCI License Agreement”). The license agreement was amended in May 2020 and October 2023 and the field of use was narrowed to the development and commercialization of a bispecific antibody for the treatment of GPC-3 expressing liver cancer using a particular moiety for targeting GPC3 and the timeline for development and commercialization was extended. Unless earlier terminated, the Company’s agreement with NCI will expire upon expiration of all licensed patent rights. The Company may also terminate the agreement as to any licenses in any country or territory upon 60 days written notice.

Pursuant to the NCI agreement and amendments, the Company agreed to pay low single-digit royalties based on net sales of licensed products as well as milestone payments of up to $3,995 due upon achievement of clinical and regulatory milestones, and up to $12,000 milestone payments due upon achievement of commercial milestones. No milestones have been reached and no products were sold by the Company through June 30, 2024.

The Company also has to pay the guaranteed annual minimum royalties of $25 starting on the effective date of the agreement (which annual minimum royalties may be credited against the running royalties on net sales of any licensed products or services). During each of the six months ended June 30, 2024 and 2023, the Company incurred $13, in minimum royalty payments, included in research and development expenses. Under the amendment entered into in March 2020, the Company is also liable for the extension royalties of $225 payable under this agreement were rescheduled to become due in several installments starting in March 2022. As of June 30, 2024 and December 31, 2023, the accrued extension royalties were $200 and $175, respectively, included in accrued expenses and accounts payable in the condensed consolidated balance sheets.

The Company also agreed to reimburse patent costs for all documented out of pocket associated with the preparation, filing, prosecution and maintenance of patent rights. During both the six months ended June 30, 2024 and 2023, the Company did not incur any expense related to the patent costs reimbursements.

Mabwell License Agreement

In October 2020, the Company entered into an exclusive collaboration and license agreement with Mabwell (Shanghai) BioScience Co., Ltd. (“Mabwell”) (the “Mabwell License Agreement”). The agreement was amended in November 2020. Under the Mabwell license agreement, the Company received a non-exclusive, royalty-free research purpose license as well as an exclusive commercial license within certain territories, as defined in the agreement, to Mabwell’s series of anti-SARS-CoV-2 monoclonal antibodies. Under the agreement, the Company is responsible for conducting at its sole expense, research and preclinical, clinical and other developments of any licensed products and bears all development costs and expenses related to obtaining or maintenance of marketing authorizations of licensed products in its territories. Mabwell is obligated, at the Company’s request, to supply the Licensed Antibodies to the Company for clinical trial purpose at costs plus margin as defined in the agreement. The parties agreed to undertake certain joint clinical research and development activities with a portion of the costs contributed by Mabwell. Unless earlier terminated, the Mabwell License Agreement will expire on the occurrence of the last to expire royalty term, which is the later of a) the expiration of the last to expire valid claim of the patent rights and b) ten years from the first commercial sale of such Licensed Product, and determined on jurisdiction-by-jurisdiction basis. Either party may terminate the agreement in the event of any uncured material breach by the other party.

The agreement provides for development milestones of up to $32,500 and annual sales milestone payments of up to $50,000 payable by the Company to Mabwell. The agreement also provides for a profit sharing, with Mabwell sharing 50% of the net profits from the licensed product sales in certain territories as defined in the agreement. The Company will also make tiered royalty payments in the mid to high single digits on net sales of commercial products in the licensed territory.

During the six months ended June 30, 2024 and 2023, development activities under the Mabwell collaboration agreement were immaterial to the condensed consolidated financial statements. No milestones have been reached and no products were sold under the Mabwell License Agreement through June 30, 2024.

MSK License Agreement

In March 2017, the Company entered into an exclusive license agreement with Memorial Sloan Kettering Cancer Center (the “MSK License Agreement”), pursuant to which the Company received an exclusive, royalty-bearing, worldwide license under specified patent rights to make, use and sell certain of MSK’s proprietary Her2-huOKT3 bispecific antibodies. The agreement was amended on March 31, 2017, on March 31, 2018, and January 1, 2020. Unless earlier terminated in accordance with its terms, the agreement was to remain in effect on a country-by-country basis until the expiration of the last royalty term in such country as to be determined by the launch of products based on MSK antibodies. On September 19, 2023, MSK License Agreement was terminated by MSK due to the Company’s failure to make the payments for the patent costs reimbursements discussed below.

Under the MSK License Agreement, as amended, the Company agreed to use commercially reasonable efforts to reach certain development and commercialization milestones for such bispecific antibodies within specified territories and timeframes. The Company was committed to pay MSK up to $10,500 in milestone payments upon achieving certain research and development and commercialization events or within a certain number of months of the effective date, up to $30,000 in milestone payments based on net sales, and tiered mid-single-digit percentage royalties based on annualized net sales of each product commercialized from the collaboration with guaranteed annual minimum royalties between $20 and $30 depending on certain development events. During the six months ended June 30, 2024 and 2023, the Company incurred $0 and $10 in minimum royalty, included in research and development expenses. During the six months ended June 30, 2024 and 2023, the Company did not incur any milestone payments under this agreement. As of both June 30, 2024 and December 31, 2023, the accrued minimum royalty and milestone payments were $790, included in accounts payable in the condensed consolidated financial statements.

The Company also agreed to reimburse patent costs for all documented out of pocket costs associated with the preparation, filing, prosecution and maintenance of patent rights in the license territory. During the six months ended June 30, 2024 and 2023, the Company expensed $0 and $46 respectively, related to the patent costs reimbursements, included in general and administrative expenses. As of both June 30, 2024 and December 31, 2023, the liabilities for the patent costs reimbursements were $273, included in other accrued expenses and accounts payable.

As of both June 30, 2024 and December 31, 2023, the accrued liabilities for the unpaid interest on the outstanding minimum royalty and milestone payments due to MSK were $169, included in other accrued expenses.

VAZYME License agreement

In April 2021, the Company entered into a License Agreement with VAZYME Biotech Co., Ltd (“VAZYME”) (the “VAZYME License Agreement”), pursuant to which the Company was granted an exclusive, perpetual, royalty-bearing, worldwide license under specified patent rights to research, develop and commercialize VAZYME proprietary anti-SARS-CoV-2 monoclonal antibodies. Unless earlier terminated in accordance with its terms, the agreement remains in effect on a country-by-country basis until the expiration of the last royalty term in such country.

Under the VAZYME License Agreement, the Company agreed to use commercially reasonable efforts to reach certain research and development, and commercialization milestones for such antibodies. The Company also agreed to pay $200 to VAZYME at the effective date of the agreement. The Company is committed to pay VAZYME up to $11,100 in milestone payments upon achieving certain research and development events, up to $70,000 in milestone payments based on annual net sales, and tiered low single-digit percentage royalties based on annualized net sales of each product commercialized from the collaboration. No milestones in the VAZYME License Agreement have been reached through June 30, 2024.

In December 2021, the Company entered into a Cooperation Agreement with Chengdu Bio-Innovate Pharmaceutical Technology Co., Ltd (“Bio-Innovate”) and a three-way sharing agreement with VAZYME and Bio-Innovate (“the Company”, “VAZYME” and “Bio-Innovate”, collectively “all parties”), pursuant to which the Company entrust Bio-Innovate to perform certain preclinical testing and all parties agreed that VAZYME will ship the agreed antibodies to Bio-Innovate rather than the Company to fulfill the requirements under the VAZYME License Agreement.

For the six months ended June 30, 2024 and 2023, the Company did not incur any expenses related to the VAZYME License Agreement. As of both June 30, 2024 and December 31, 2023, the accrued liabilities under this agreement were $200, included in accounts payable in the condensed consolidated financial statements.

7.	Commitments and Contingencies

Litigation

The Company, from time to time, is subject to legal proceedings and claims that arise in the ordinary course of business. Resolution of any such matter could have a material adverse effect on the results of operations and financial condition. The Company considers all claims on a periodic basis and based on known facts assesses whether potential losses are considered reasonably possible, probable and estimable. Based upon this assessment, the Company then evaluates disclosure requirements and whether to accrue for such claims in its condensed consolidated financial statements.

The Company records a provision for a contingent liability when it is both probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

On August 12, 2024, the Company’s landlord filed a court summons for eviction based on the Company’s failure to make payments pursuant to the rental agreement. According to the summons, the landlord is claiming the full amount of rental payments over the term of the lease. As of June 30, 2024, the Company owed $47 to the landlord in late rent. This amount was included in accounts payable in the condensed consolidated financial statements as of June 30, 2024. The Company is working through a resolution with the landlord in relation to a settlement on late payments on rent. See Note 15 for further details.

On September 12, 2023, a CRO vendor filed a lawsuit against the Company based on the Company’s failure to make certain installments pursuant to a settlement agreement entered into with this vendor on January 23, 2023. Under the settlement agreement, the Company agreed to pay a total of $1,644 to the vendor, with $600 due 5 business days after the settlement effective date and ten monthly installments, approximately $104 each, starting in February 2023. The Company made the upfront payment and the first four monthly installments for a total of $1,016 but failed to make the monthly installment payments due after May 2023. On January 24, 2024, the Company received the endorsement on motion for default judgment which requested the Company to pay approximately $700 to the CRO vendor. During the six months ended June 30, 2024, the Company accrued an additional $37 in interest. As of June 30, 2024 and December 31, 2023, the outstanding balance under this settlement agreement was $677 and $751, respectively. These amounts were included in accounts payable and accrued expenses in the condensed consolidated financial statements as of June 30, 2024 and December 31, 2023.

In addition to the lawsuit from a CRO vendor above, the Company accrued $325 and $379 as of June 30, 2024 and December 31, 2023, respectively, in connection with the potential litigation related to disputed invoices with vendors.

In June 2023, the Company received a notice of breach from MSK followed by a notice of termination in September 2023, pursuant to which MSK demanded payments totaling $1,230 for the services performed under the MSK License Agreement (see Note 6). The corresponding liability is included in accounts payable and accrued expenses in the consolidated financial statements as of both June 30, 2024 and December 31, 2023.

The MedImmune License Agreement (see Note 6) provides for a research plan with target dates for an IND application (July 2021) and Phase II commencement (December 2022). These target dates were not met, which gives MedImmune (now AstraZeneca) a termination right. The Company continues to provide annual development reports to MedImmune/AstraZeneca, most recently in January 2024. The Company does not expect a material impact on our business if MedImmune/AstraZeneca terminates this agreement. This license was originally entered into in connection with the development of ABP-200, which the Company is no longer developing. The Company believed that it does not need the intellectual property licensed under that agreement for the development and eventual commercialization of ABP-201 or any of its other programs.

8.	Notes Payable – Related Parties

Promissory Note with ABI

On October 18, 2023, the Company entered into a promissory note agreement with ABI, a significant investor in the Company’s Series E and F convertible preferred stock, to receive up to $6,000. The promissory note accrues interest at a rate of 5% per annum on the principal amount of each installment from the installment funding date until the maturity date and at a rate of 7% per annum after the maturity date if any amounts then remain outstanding. The “Maturity Date” is defined as the earlier of (i) eighteen months from the funding date and (ii) the successful closing of the Business Combination. This note is reported as current liabilities in the condensed consolidated balance sheets based on the expectation that the Business Combination will close before the end of 2024.

As of June 30, 2024 and December 31, 2023, the outstanding balance under this promissory note was $4,225 and $1,442, respectively. During the six months ended June 30, 2024, the interest expense accrued on this promissory note was $89.

Promissory Notes with Executive and Director

On December 29, 2023, the Company issued promissory notes to one of its executives and one of its directors, in the principal amount of $176 and $124, respectively, for deferred bonuses. Amounts under the promissory notes plus accrued interest are due and payable on the earlier of (i) the closing of the Business Combination and (ii) June 29, 2025. These promissory notes accrue interest at 5% per annum until the maturity date and 7% thereafter. These promissory notes are reported as current liabilities in the condensed consolidated balance sheets based on the expectation that the Business Combination will close before the end of 2024.

On April 18, 2024, the Company entered into a separate promissory note agreement with the same executive to receive up to $1,795 in funding. During the six months ended June 30, 2024, the Company received $1,015 from the executive under this agreement. These advances accrue interest at 7.5% per annum through the maturity date and at 9.5% per annum after the maturity date if any amounts then remain outstanding. All advances, plus accrued interest, are due and payable on the earlier of (i) the closing of the Business Combination and (ii) November 20, 2024. This promissory note agreement includes early repayment provisions which state that if in any calendar month prior to the closing of the Business Combination, the Company receives capital or cash flows from another party, then the executive will be paid 10% of such proceeds prior to any other obligations that the Company may have until the principal and interest have been repaid.

As of June 30, 2024 and December 31, 2023, the total outstanding balance under the promissory notes with executive and director were $1,315 and $300 respectively. For the six months ended June 30, 2024, the Company incurred approximately $15 in interest under these agreements.

9.	Stockholders’ Equity

The Company’s Amended and Restated Certificate of Incorporation (“Restated Charter”) authorizes the issuance of up to 40,000,000 shares in common stock and up to 11,620,248 shares in preferred stock. The Company’s Certificate of Incorporation, as amended, authorizes the issuance of Series A Redeemable Convertible Preferred Stock (“Series A”), Series B Convertible Preferred Stock (“Series B”), Series C Convertible Preferred Stock (“Series C”), Series D Convertible Preferred Stock (“Series D”), Series E Convertible Preferred Stock (“Series E”) and Series F Convertible Preferred Stock (“Series F”), collectively referred to as “Convertible Preferred Stock”.

Significant terms of the Convertible Preferred Stock are as follows:

Dividends

Dividends may be paid on the Preferred Stock when, as and if declared by the Board of Directors (the “Board”). The rights of holders of Preferred Stock to payment of any dividends shall be pro rata with the rights of holders of common stock. There have been no dividends declared by the Board through June 30, 2024.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time after date of issuance of such share into the number of fully paid and non-assessable shares of common stock, which is determined by dividing the original issue price for such series by the applicable conversion price then in effect. The conversion price of Series A, Series B, Series C, Series D, Series E and Series F is $0.9323, $2.8725, $7.8441, $13.89, $9.08 and $18.00 per share, respectively.

Each share of Preferred Stock is automatically convertible into common stock upon the earlier of a Qualified IPO, defined as having net proceeds to the Company that is not less than $30,000, the consummation of a transaction or series of related transactions by merger, consolidation, share exchange or otherwise of the Company with a publicly-traded special purpose acquisition company with gross proceeds of at least $30,000 from the sale of its equity securities, or by vote of the holders of a majority of the then outstanding shares of one of the classes (Series A, Series B, Series C, Series D, Series E or Series F Preferred Stock), voting each as a single class on an as-converted basis.

Voting

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the Preferred Stock could be converted as of the record date. Except as otherwise specified in the Certificate of Incorporation, the holders of Preferred Stock and the holders of common stock vote as a single class on all matters submitted to a vote of stockholders, and not as separate classes. Series A, Series B, Series C, and Series D stockholders are collectively entitled to elect one director. In addition, four directors may be elected by the majority of the common stock held by the founders of the Company.

Redemption Rights

At any time after January 1, 2019, and at the election of the holders of at least a majority of the then outstanding shares of Series A, the Company shall redeem all of Series A elected by the outstanding shares of Series A that have not been previously converted into common stock. The Company is to redeem the shares of Series A by paying in cash an amount per share equal to the original issue price for such Series A of $93.23 per share, plus all declared and unpaid dividends in three equal annual installments.

The Convertible Preferred Stock is redeemable upon a change in control. The occurrence of a change in control shall be deemed a Liquidation Event and the holders of shares of Convertible Preferred Stock then outstanding will be entitled to the same rights outlined in the Liquidation Preference section below. The deemed Liquidation Event was defined as (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any bona fide sale of stock solely for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain, immediately after such transaction or series of transactions, as a result of shares in the Company held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such surviving entity; or (ii) a sale, lease, transfer, exchange, exclusive license or other description of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions. As such, the Convertible Preferred Stock is classified as temporary equity in the condensed consolidated financial statements.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series F, Series E and Series D are entitled to receive, prior and in preference to any distribution to the holders of the common stock or any other series of Preferred Stock, an amount per share for each share of Series F, Series E and Series D held by them equal to the sum of original issue price, and all declared but unpaid dividends (if any).

After the payment or setting aside for payments to the Series F, Series E and Series D, the event of any liquidation, dissolution or winding up of the Company or other liquidation event, either voluntary and involuntary, the holders of the Series C are entitled to receive, prior and in preference to any distribution to the holders of the common stock, Series A, or Series B, an amount per share for each share of Series C held by them equal to the sum of original issue price and all declared but unpaid dividends (if any).

After the payment or setting aside for payment to the holders of Series F, Series E, Series D, and Series C, in the event of any liquidation, dissolution or winding up of the Company or other liquidation event, either voluntary or involuntary, the holders of the Series A and Series B are entitled to receive, prior and in preference to any distribution to the holders of the common stock, an amount per share for each share of Series A or Series B, held by them equal to the sum of original issue price and all declared but unpaid dividends (if any).

After the payment or setting aside for payment to the holders of the Preferred Stock, in the event of any liquidation, dissolution or winding up of the Company or other liquidation event, either voluntary or involuntary, the holders of the common stock are entitled to receive remaining assets of the Company legally available for distribution on a pro rata basis.

10.	Share-Based Compensation

2014 Stock Incentive Plan

The Company’s 2014 Stock Incentive Plan (the “2014 Plan”) provides for the Company to sell or issue restricted common stock, or to grant incentive stock options or nonqualified stock options for the purchase of common stock, to employees, members of the Board and consultants of the Company. The 2014 Plan is administered by the Board, or at the discretion of the Board, by a committee of the Board. Stock options granted to employees and directors typically vest over four years. Stock options granted to non-employees typically vest immediately at the grant date. The maximum contractual term of the stock options is ten years.

Under the 2014 Plan, as amended, a total of 6,534,395 shares of common stock may be issued. The 2014 Plan expired in accordance with its original terms on February 2, 2024 and no additional awards may be granted thereunder after that date.

Stock Options

The summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life
Outstanding at December 31, 2023	5,414,848	$3.34	6.1
Granted	—	—	—
Exercised	—	—	—
Forfeited/Expired	(305,891)	1.04	—

Outstanding at June 30, 2024	5,108,957	$3.48	5.9

Exercisable at June 30, 2024	4,079,220	$3.49	5.9

Stock Option Valuation

The assumptions that the Company used to determine the fair value of the stock options granted to employees, directors and nonemployees were as follows:

Six-Month Period Ended June 30, 2023
Risk-free interest rate	3.53%
Expected term (in years)	6.3
Expected volatility	71%
Expected dividend yield	0%

No stock options were granted during the six months ended June 30, 2024. The weighted average grant date fair value of awards granted during the six months ended June 30, 2023 was $4.26 per share.

Restricted Stock Units

The Company grants restricted stock units (“RSUs”) to various employees and directors. These RSUs cliff vest on the first anniversary of the grant date. The fair value of the RSUs is determined based upon the fair value of the underlying common stock as of the grant date.

The summary of the Company’s restricted stock units activity is as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Vesting Period
Outstanding at December 31, 2023	45,835	$3.33	1.2
Granted	—	—	—
Vested	(18,750)	3.34	—
Forfeited	—	—	—

Outstanding at June 30, 2024	27,085	$3.33	0.8

Stock-Based Compensation Expense

The summary of the recorded stock-based compensation expense is follows:

	Six Months Ended June 30,
	2024	2023
Research and development	$51	$60
General and administrative	1,065	1,096

Total stock-based compensation	$1,116	$1,156

As of June 30, 2024, there was approximately $2,153 of unrecognized compensation cost related to unvested stock option awards that are expected to be recognized over a weighted-average period of 1.5 years. As of June 30, 2024 there was approximately $85 of unrecognized compensation cost related to unvested restricted stock awards that are expected to be recognized over a weighted-average period of 0.8 years.

11.	Warrants

Common Stock Warrants

The following presents information about warrants to purchase common stock outstanding as of June 30, 2024:

	Shares	Weighted-Average Exercise Price	Average Remaining Contractual Life
2017 Warrants	61,009	$14.91	5.74 years

No warrants were issued or exercised during the six months ended June 30, 2024 and 2023. These 2017 Warrants expire between March 13, 2030 and October 10, 2030 or upon the consummation of the Business Combination, unless exercised.

12.	Employee Benefit Plan

The Company has a 401(k) retirement plan available to all eligible employees. During the six months ended June 30, 2024 and 2023, the Company made $72 and $57 in matching contributions, respectively, to the plan.

13.	Related Parties

On January 15, 2020, the Company entered into an agreement for various consulting services, as defined in the agreement, with a member of the Company’s Board of Directors. On January 1, 2023, the Company entered into a new consulting agreement with the same director, which superseded the agreement dated in January 2020. The agreement was terminated during the six months ended June 30, 2024. During the six months ended June 30, 2024 and 2023, the Company incurred $83 and $125 under this agreement, respectively. As of both June 30, 2024 and December 31, 2023, the unpaid amount were $21.

On December 1, 2021, the Company entered into a consulting agreement with a member of the Company’s Board of Directors. Under the agreement, the Company is obligated to pay fees for various consulting services, as defined in the agreement. This agreement was terminated in May 2022. The Company did not incur any expense under this agreement during the six months ended June 30, 2024 and 2023. As of both June 30, 2024 and December 31, 2023, the unpaid balance was $8.

In September 2022, the Company entered into a collaboration and license agreement with Celltrion, a significant investor in the Company’s Series F, as discussed in Note 5. The Company entered into the ABP-100 Agreement and ABP-201 Agreement with ABI, a significant investor in the Company’s Series E and F, described in Note 5.

On March 13, 2023, the Company’s CEO, upon the approval of the Company’s Board of Directors, transferred $5,000 from the Company’s bank account at First Republic Bank to his personal bank account as an emergency response to the collapse of First Republic Bank. This amount was recorded in receivable from related party as of March 31, 2023. The full amount of $5,000 plus accrued interest of $18 was returned to the Company on May 3, 2023.

On October 18, 2023, the Company issued a promissory note to ABI in the principal amount of up to $6,000 for expenses incurred in connection with the Business Combination and for its operating expenses, as discussed in Note 8.

On December 29, 2023, the Company issued promissory notes to one of its executives and one of its directors in the principal amount of $176 and $124, respectively, as discussed in Note 8.

On April 18, 2024, the Company entered into a separate promissory note agreement with the same executive to receive up to $1,795 in funding. During the six months ended June 30, 2024, the Company received $1,015 under this agreement from the executive, as discussed in Note 8.

On April 18, 2024, the Company entered into an agreement with an executive to defer payment of compensation from April 18, 2024 until the earlier of (i) the closing of the Business Combination and (ii) November 20, 2024. The executive’s deferred wages at June 30, 2024 and December 31, 2023 were $111 and $0, respectively, and were included in accrued expenses in the condensed consolidated balance sheets.

14.	Income Taxes

The Company did not record any income tax provision or benefit for the six months ended June 30, 2024 and 2023. The Company has evaluated the positive and negative evidence bearing upon its ability to realize any deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its history of gross losses and has concluded that it is not more likely than not that the Company will realize the benefits of any deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of June 30, 2024 and December 31, 2023. Management reevaluates the positive and negative evidence at each reporting period.

15.	Subsequent Events

Promissory Note Agreement with Executive

On July 11, 2024, July 25, 2024, August 9, 2024, and August 20, 2024, the Company received $300, $160, $160, and $160, respectively, as part of the April 18, 2024 agreement to receive up to $1,795 in advances from an executive. As of the issuance date of these financial statements, the Company received the full $1,795 in advances from the executive. See Note 8 for further details.

Court Summons for Overdue Rent

On August 12, 2024, the Company’s landlord filed a court summons for eviction based on the Company’s failure to make payments pursuant to the rental agreement. As of the date of the court summons filing, the Company owed $140 to the landlord in late rent and maintenance expenses. The Company is working through a resolution with the landlord in relation to a settlement on late payments on rent. A hearing has been scheduled for October 10, 2024.

PIPE Subscription Agreements

On August 22, 2024, ACAB entered into a subscription agreement (the “Abpro Bio Subscription Agreement”) with ABI, pursuant to which ABI agreed to subscribe for and purchase, and ACAB agreed to issue and sell, 622,467 newly-issued shares of Series A common stock, of ACAB substantially concurrently with the closing of the Business Combination at a price of $10.00 per share, for an aggregate purchase price of $6,225, of which $4,225 through the extinguishment of the balance due to ABI under the promissory note agreement with ABI (see Note 8) and the remainder of $2,000 in cash. In addition, ABI will receive an aggregate of 1,244,934 shares of Series A common stock reserved for use in the PIPE Financing or to obtain capital for SPAC or the surviving company, as defined in the Business Combination Agreement (the “Incentive Shares”).

On August 22, 2024, ACAB entered into a subscription agreement (the “Celltrion Subscription Agreement”, together with the “Abpro Bio Subscription Agreement”, “PIPE Subscription Agreements”) with Celltrion, pursuant to which Celltrion agreed to subscribe for and purchase, and ACAB agreed to issue and sell, 500,000 newly-issued shares of Series A common stock, of ACAB substantially concurrently with the closing of the Business Combination, at a price of $10.00 per share, for an aggregate purchase price of $5,000,000. In addition, Celltrion will be granted an aggregate of 1,000,000 Incentive Shares.

Promissory Note with ACAB Executive

In August 2024, an executive at ACAB agreed to loan the Company $103 and the Company agreed to repay a total of $206 at the earlier of i) November 20, 2024, and ii) the closing of the Business Combination. The terms are subject to change based on the final negotiation of the loan agreement.

ABPRO CORPORATION AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Abpro Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Abpro Corporation and Subsidiary (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of a Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net losses since its inception, and has negative cash flows from operations and will need additional funding to complete planned development efforts. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wolf & Company, P.C.

We have served as the Company’s auditor since 2023.

Boston, MA

March 1, 2024

ABPRO CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

	December 31,
	2023	2022
Assets
Current assets:
Cash	$723	$7,325
Accounts receivable	88	2,030
Deferred offering costs	878	—
Prepaid expenses and other current assets	208	292

Total current assets	1,897	9,647
Restricted cash	138	137
Property and equipment, net	102	323
Right-of-use asset - operating lease	966	1,479
Security deposits	66	66
Patents, net	186	196
Note receivable	—	4

Total assets	$3,355	$11,852

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$7,916	$8,152
Accrued expenses	2,081	1,897
Deferred revenue	—	64
Operating lease liability, current	567	500
Finance lease liability, current	130	255
Notes payable, current – related parties	1,742	—

Total current liabilities	12,436	10,868
Operating lease liability, noncurrent	455	1,022
Finance lease liability, noncurrent	—	97

Total liabilities	12,891	11,987

Commitments and Contingencies (Note 8)
Series F Convertible Preferred Stock, $0.001 par value; authorized shares – 4,444,444; issued and outstanding shares – 555,555; liquidation preference of $10,000 at December 31, 2023	9,991	9,991
Series E Convertible Preferred Stock, $0.001 par value; authorized shares – 3,303,966; issued and outstanding shares – 3,303,966; liquidation preference of $30,000 at December 31, 2023	29,841	29,841
Series D Convertible Preferred Stock, $0.001 par value; authorized, issued and outstanding shares – 1,220,261; liquidation preference of $18,194 at December 31, 2023	17,622	17,622
Series C Convertible Preferred Stock, $0.001 par value; authorized, issued and outstanding shares – 2,005,687; liquidation preference of $15,725 at December 31, 2023	14,949	14,949
Series B Convertible Preferred Stock, $0.001 par value; authorized, issued and outstanding shares – 626,636; liquidation preference of $1,798 at December 31, 2023	1,401	1,401
Series A Redeemable, Convertible Preferred Stock, $0.001 par value; authorized, issued and outstanding shares – 19,254 shares; liquidation preference of $1,795 at December 31, 2023	1,795	1,795
Stockholders’ deficit:
Common stock, $0.001 par value; authorized shares – 40,000,000; issued shares – 9,477,934 and 9,440,434, and outstanding shares – 9,375,158 and 9,337,658 at December 31, 2023 and 2022, respectively	9	9
Treasury stock, 102,776 shares at cost	(33)	(33)
Additional paid-in capital	19,911	17,606
Accumulated deficit	(105,571)	(93,865)

Total Abpro Corporation’s stockholders’ deficit	(85,684)	(76,283)
Non-controlling interest	549	549

Total stockholders’ deficit	(85,135)	(75,734)

Total liabilities, convertible preferred stock and stockholders’ deficit	$3,355	$11,852

The accompanying notes are an integral part of these consolidated financial statements.

ABPRO CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

	For the Years ended December 31,
	2023	2022
Revenue:
Collaboration revenue	$99	$1,999
Royalty	23	30

Total revenues	122	2,029

Operating expenses:
Research and development	4,266	9,754
General and administrative	7,602	8,960

Total operating expenses	11,868	18,714

Loss from operations	(11,746)	(16,685)

Other income (expense):
Interest income	63	48
Interest expense	(23)	(248)

Total other income (expense), net	40	(200)

Loss before income taxes	(11,706)	(16,885)
Income tax expense (Note 13)	—	(330)

Net loss	$(11,706)	$(17,215)

Net loss per share
Basic and diluted	$(1.25)	$(1.85)
Weighted average shares outstanding - basic and diluted	9,356,648	9,311,698

The accompanying notes are an integral part of these consolidated financial statements

ABPRO CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

For the Years Ended December 31, 2023 and 2022

(Amounts in thousands, except share data)

	Series A Redeemable, Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock		Series F Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-In		Total Abpro’s Stockholders’	Non- controlling	Total Stockholders’
																		Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit	Interest	Deficit
Balances, as of December 31, 2021	19,254	$1,795	626,636	$1,401	2,005,687	$14,949	1,220,261	$17,622	3,303,966	$29,841	—	$—	9,381,269	$9	(102,776)	$(33)	$13,588	$(76,650)	$(63,086)	$549	$(62,537)
Issuance of preferred stock, net of financing costs of $9	—	—	—	—	—	—	—	—	—	—	555,555	$9,991	—	—	—	—	—	—	—	—	—
Vesting of restricted stock units	—	—	—	—	—	—	—	—	—	—	—	—	59,165	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,018	—	4,018	—	4,018
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(17,215)	(17,215)	—	(17,215)

Balances, as of December 31, 2022	19,254	$1,795	626,636	$1,401	2,005,687	$14,949	1,220,261	$17,622	3,303,966	$29,841	555,555	$9,991	9,440,434	$9	(102,776)	$(33)	$17,606	$(93,865)	$(76,283)	$549	$(75,734)
Vesting of restricted stock units	—	—	—	—	—	—			—	—	—	—	37,500	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,305	—	2,305	—	2,305
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,706)	(11,706)	—	(11,706)

Balances, as of December 31, 2023	19,254	$1,795	626,636	$1,401	2,005,687	$14,949	1,220,261	$17,622	3,303,966	$29,841	555,555	$9,991	9,477,934	$9	(102,776)	$(33)	$19,911	$(105,571)	$(85,684)	$549	$(85,135)

The accompanying notes are an integral part of these consolidated financial statements.

ABPRO CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the Years ended December 31,
	2023	2022
Cash Flows from Operating Activities:
Net loss	$(11,706)	$(17,215)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	279	372
Share-based compensation	2,305	4,018
Amortization of operating lease right-of-use assets	513	484
Changes in operating assets and liabilities:
Accounts receivable	1,942	(1,990)
Prepaid expenses and other current assets	84	(35)
Note receivable	4	—
Accounts payable	(743)	6,244
Accrued expenses	484	(454)
Operating lease liability	(500)	(440)
Deferred revenue	(64)	64

Net cash used in operating activities	(7,402)	(8,952)

Cash Flows from Investing Activities:
Patent costs	—	(65)
Purchase of property and equipment	(48)	—

Net cash used in investing activities	(48)	(65)
Cash Flows from Financing Activities:
Proceeds from notes payable - related parties	1,442	—
Proceeds from issuance of preferred stock, net of financing costs	—	9,991
Repayment of finance lease liabilities	(222)	(207)
Payment of offering costs	(371)	—

Net cash provided by financing activities	849	9,784

Net change in cash and restricted cash	(6,601)	767
Cash and restricted cash - beginning of year	7,462	6,695

Cash and restricted cash - end of year	$861	$7,462

Supplemental disclosure of cash flow information and non-cash transactions:
Interest paid	$16	$30
Operating right-of-use asset recognized upon adoption of ASC 842	$—	$1,963
Reclassification of capital lease liability to finance lease liability upon adoption of ASC 842	$—	$558
Deferred offering costs included in accounts payable	$507	$—
Settlement of bonus accrual in notes payable - related parties	$300	$—

The accompanying notes are an integral part of these consolidated financial statements.

ABPRO CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	Organization and Description of the Business

Nature of Operations

Abpro Corporation (the “Company”) founded in 2004, was incorporated under the laws of the State of Delaware. The Company is headquartered in Woburn, Massachusetts.

The Company is a biotechnology company dedicated to developing next-generation antibody therapeutics to improve the lives of patients with severe and life-threatening diseases. The Company is focused on the development of novel antibodies using its proprietary discovery and engineering platforms, primarily in the areas of immuno-oncology, ophthalmology and infectious disease.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of more advanced or effective therapies, dependence on key executives, protection of and dependence on proprietary technology, compliance with government regulations and ability to secure additional capital to fund operations. Programs currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Business Combination Agreement

On December 11, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) with Atlantic Coastal Acquisition Corp. II, a Delaware corporation (“ACAB”) and Abpro Merger Sub Corp., a Delaware corporation (“Merger Sub”). Pursuant to the Business Combination Agreement, on the Closing of the Business Combination, the Company will merge with and into Merger Sub, a newly formed, wholly-owned direct subsidiary of ACAB, (the “Business Combination”), with the Company surviving the Business Combination as a wholly-owned direct subsidiary of ACAB (the “Surviving Company”). In connection with the consummation of the Business Combination, ACAB will change its corporate name to “Abpro Holdings, Inc.”

Immediately prior to the effective time of the Business Combination, the Company’s Preferred Shares that are issued and outstanding will be converted into shares of the Company’s common stock. As a result of the Business Combination, among other things, each share of the Company’s common stock, par value $0.001 per share, will be converted into the right to receive the number of shares of newly issued ACAB Series A Common Stock (the “ACAB New Common Shares”), par value $0.0001 per share, calculated based on the Exchange Ratio as set forth in the Business Combination Agreement. “Exchange Ratio” is defined in the Business Combination Agreement as the Equity Value Per Share of each respective share of the Company, divided by (b) $10.00, where “Equity Value Per Share” means (a) the Equity Value of $725,000, divided by (b) the Fully Diluted Company Capitalization. Pursuant to the Business Combination Agreement, 22.5 million of the ACAB New Common Shares to be issued to the Company’s shareholders will be reduced from 72.5 million shares of the Merger Consideration and equally divided among the Sponsor, the Company and Abpro Bio Co., Ltd. for each such party to use in the PIPE Financing or to obtain capital for ACAB or the Surviving Company. Consummation of the transactions contemplated by the Business Combination Agreement are subject to satisfaction or waiver of customary conditions of the respective parties, including receipt of required regulatory approvals, receipt of approval from shareholders of ACAB and the Company for consummation of the Business Combination and certain other actions related thereto by our shareholders.

The Business Combination Agreement may be terminated under certain circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of ACAB and the Company, (ii) by the Company if ACAB breaches its representations, warranties or covenants such that the conditions set forth in the Business Combination Agreement would not be satisfied, and such party fails to cure such breach (other than for certain limited exceptions), (iii) by ACAB if the Company breaches its representations, warranties or covenants such that the conditions set forth in the Business Combination Agreement would not be satisfied, and such party fails to cure such breach (other than for certain limited exceptions), (iv) by either ACAB or the Company if the Business Combination is not consummated by June 1, 2024, (v) by either ACAB or the Company if any governmental entity issues an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Business Combination and such order or other action has become final and non-appealable, (vi) by either ACAB or the Company if certain required approvals are not obtained from the ACAB stockholders after the conclusion of a special meeting of ACAB’s stockholders held for such purpose at which such shareholders voted on such approvals and (vii) by ACAB, if the Company does not deliver to ACAB the required Company Stockholder Written Consent prior to the Company Stockholder Written Consent Deadline as defined in the Business Combination Agreement.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, other than customary confidentiality obligations, except in the case of Willful Breach or fraud.

Going Concern

The Company is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt abouts its ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued. Through December 31, 2023, the Company has funded its operations mainly through equity and debt financing and to a lesser extent, payments received in connection with collaboration and license agreements.

Since inception, the Company has incurred recurring losses, including a net loss of $11,706 and $17,215 for the years ended December 31, 2023 and 2022, respectively. The Company had an accumulated deficit of $105,571 as of December 31, 2023. The Company expects to incur operating losses for the foreseeable future. On October 18, 2023, the Company entered into a promissory note agreement with Abpro Bio International, Inc. (“ABI”), a significant investor in the Company’s Series E and F convertible preferred stock (See Note 9), to receive up to $6,000. The Company received $3,315 through the date of issuance of these consolidated financial statements under this promissory note, including $1,442 during the year ended December 31, 2023 (see Note 9 for terms and conditions).

The future viability of the Company is largely dependent on its ability to raise additional capital to finance its operations. The Company expects to seek additional funding through equity and debt financings, collaboration agreements and research grants. Although the Company has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Company, if at all. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects.

Accordingly, based on the considerations discussed above, management has concluded there is substantial doubt as to the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. The Company plans to continue to fundraise, as well as seek alternate revenues from collaboration and license agreements. If adequate funds are not available, the Company may require initiating steps to slow cash burn, extending the cash runway until financing can be secured. The consolidated financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might result from the outcome of this uncertainty.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include all of the accounts of the Company and its subsidiary, AbMed Corporation (“AbMed”). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant estimates in these consolidated financial statements include stock-based compensation expense, fair value of common stock, revenue allocated to various performance obligations under license and collaboration agreements, pre-clinical and clinical accrued expenses, discount rates in relation to lease right-of-use assets and liabilities, valuation and realizability of deferred tax assets and the ability to continue as a going concern. On an ongoing basis, the Company evaluates its estimates, judgments, and methodologies. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Due to the inherent uncertainty involved in making estimates, actual results could differ materially from those estimates.

In March 2022, the Company received an invoice from Mabwell (Shanghai) Bioscience Co., Ltd. (“Mabwell”) for approximately $3.5 million in connection with the manufacturing of certain clinical material for the Company. The material was received during a period of time where the Company could not verify what was received as there was no employees at the location at the time due to COVID. Accordingly, the Company recorded the estimated amount in accounts payable, and subsequently engaged in discussion with Mabwell about the invoiced amount and its validity. The Company continues to dispute the amount and its contractual basis as the parties neither finalized nor executed a clinical trial manufacturing agreement.

Cash

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. As of December 31, 2023 and 2022, the Company has not experienced a loss on its accounts for which it exceeds federally insured deposit limits.

Restricted Cash

The restricted cash balance is related to a balance provided as a collateral associated with the letter of credit for one of the Company’s facility leases (Note 7 — Leases) and is reported as a long-term asset in the consolidated balance sheets. The following tables reconcile cash and restricted cash to amounts shown in the consolidated statements of cash flows:

	2023	2022
Cash	$723	$7,325
Restricted Cash	138	137

Total cash and restricted cash	$861	$7,462

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances under its license and collaboration arrangements. Prior to January 1, 2023, the Company assessed the need for an allowance for potentially uncollectible accounts receivable considering historical write-off experience and any specific risks identified in customer collection matters. Based on the assessment, the Company determined that no amount for allowance for doubtful accounts was required as of December 31, 2022.

Effective January 1, 2023, the Company adopted Accounting Standards Codification (“ASC”) Topic 326 Financial Instruments–Credit Losses (“ASC 326”), which requires measurement and recognition of expected credit losses for financial assets. The Company records receivables net of any allowances for doubtful accounts for current expected credit losses under its license and collaboration arrangements. An allowance for doubtful accounts is determined based on the financial condition and creditworthiness of customers as well as the economic factors and trends expected to affect future collections. Any allowance would reduce the accounts receivable to the amount that is expected to be collected. As of December 31, 2023, the Company determined that no amount for allowance for doubtful accounts was required.

Deferred Offering Costs

Deferred offering costs consist of legal, accounting, underwriting fees and other costs that are directly related to the Business Combination. These costs will be accounted for as a reduction of proceeds received upon completion of the closing of the Business Combination. As of December 31, 2023 and 2022, the Company had deferred offering costs of $878 and $0.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges that do not increase the useful life of the assets are charged to operations as incurred.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives as follows:

Classification	Estimated Useful Life (in years)
Computer hardware and software	3 - 5
Lab equipment	3 - 5
Furniture and fixtures	5 - 7
Leasehold improvements	Shorter of useful life or lease term

Leases

The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). Under ASC 842, the Company assesses its contracts at inception to determine whether the contract contains a lease, including evaluation of whether the contract conveys the right to control an explicitly or implicitly identified asset for a period of time. As a lessee, the Company records a right-of-use asset and a lease liability in its consolidated balance sheets for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statement of operations.

The Company recognizes operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset during the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the net present value of fixed lease payments over the lease term. The Company’s lease term includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option. ROU assets also include any advance lease payments made and are net of any lease incentives. As most of the Company’s operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would expect to pay to borrow over a similar term, and on a collateralized basis, an amount equal to the lease payments in a similar economic environment.

The Company enters into lease agreements for the use of laboratory and office space, and laboratory equipment, under both operating and finance leases. Operating leases are included in Right-of-use asset – operating lease, and Operating lease liability – current and Operating lease liability – noncurrent in the consolidated balance sheets. Finance leases are included in Property and Equipment, net, Finance lease liability – current and Finance lease liability – noncurrent in the consolidated balance sheets.

Patents

The Company incurs costs related to patent license fees and patent applications. These payments are capitalized when the Company believes that there is a high likelihood that the patent will be issued and there will be future economic benefit associated with the patent. These costs are amortized from the date of the patent application on a straight-line basis over the estimated useful life of 20 years, which is the legal life of the patent. All costs associated with abandoned patents applications are expensed.

Impairment of Long-lived Assets

The Company periodically evaluates its long-lived assets for potential impairment. Potential impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Recoverability of these assets is based on undiscounted expected future cash flows from the assets, considering a number of factors, including past operating results, budgets and economic projections, market trends, and product development cycles. An impairment of the carrying value of each asset is assessed when the undiscounted expected future cash flows derived from the asset are less than its carrying value. The impairment loss would be measured as the excess of the carrying value of the impaired asset over its fair value. No impairment charges were recorded for the years ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue in accordance with the guidance of Revenue From Contracts With Customers, Accounting Standards Codification Topic 606 (“ASC 606”). Under ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

License and collaboration revenues

The Company’s license and collaboration revenues have been generated primarily through collaborative research, development, manufacturing and commercialization agreements. The terms of these agreements generally include the license of intellectual property and associated know-how and the provision of other goods and services. Payments to the Company under these arrangements typically include one or more of the following: non-refundable, up-front license fees; milestone payments; and royalties on future product sales.

License of Intellectual Property. If a license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue associated with the bundled performance obligation.

Milestone Payments. At the inception of each arrangement that includes milestone payments based upon the achievement of specified clinical development, regulatory and/or sales milestones, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price. If it is probable that a significant revenue reversal would not occur, the associated milestone amount is included in the transaction price. Milestone payments that are dependent on factors outside of the Company’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. These payments are fully constrained and therefore are not included in the transaction price. At the end of each reporting period, the Company re-evaluates the probability of achievement of each milestone and any related constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect the reported amount of license and collaboration revenues in the period of adjustment.

Royalties. For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Research and Development Expenses

The Company’s research and development expenses consist primarily of salaries, payroll taxes, employee benefits and stock-based compensation charges for those individuals involved in research and development efforts, as well as consulting expenses, third-party research and development expenses, laboratory supplies and clinical materials. Research and development expenses are charged to expense as incurred. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Income Taxes

Income taxes are accounted for under the asset and liability method, as required by FASB ASC Topic 740, Income Taxes (“ASC 740”). The Company provides for federal, and state income taxes currently payable. Deferred tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as for tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect of a change in income tax rates is recognized as income or expense in the period that includes the enactment date. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than

50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes interest and/or penalties related to uncertain tax positions in income tax expense. There were no uncertain tax positions as of December 31, 2023 and 2022.

Share-Based Compensation

The Company accounts for share-based payments in accordance with Accounting Standard Codification Topic 718, Compensation—Stock Compensation (“ASC 718”). Under ASC 718, the Company measures, and records compensation expense related to share-based payment awards (to employees and non-employees) based on the grant date fair value using the Black-Scholes option-pricing model. The Company recognizes forfeitures related to employee share-based payments when they occur. Forfeited share-based awards are recorded as a reduction to share-based compensation expense.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected term, risk-free interest rate and expected dividends.

In determining the exercise prices of options granted, the Company’s Board has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by the Board at each award grant date based upon a variety of factors, including the results obtained from an independent third-party valuation, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s proposed products, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the common stock, arm’s length sales of the Company’s capital stock, including convertible preferred stock, the effect of the rights and preferences of the preferred stockholders, and then prospects of a liquidity event, among others.

The Company does not have a history of market prices of its common stock, and as such, volatility is estimated using historical volatilities of similar public entities. The peer group was developed based on companies in the biotechnology industry. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available. The expected term of the awards is estimated based on the simplified method for grants to employees and is based on the contractual term for non-employee awards. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on history and expectation of paying no dividends.

Convertible Preferred Stock

The Company accounts for its convertible preferred stock in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). Preferred stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including preferred stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity (see Note 10).

Non-controlling Interest

The Company holds an 82% ownership interest in its consolidated subsidiary, AbMed. Non-controlling interest represents the portion of net book value in AbMed that is not owned by the Company and is reported as a component in stockholders’ equity in the consolidated balance sheets. The Company bears all the operating costs of AbMed. Upon an event of default by the Company or upon a liquidation of AbMed, the non-controlling interest holder has the right to put its interest in AbMed to the Company. The amount to be paid under the redemption option is equal to $2.00 per share for each preferred share of AbMed stock held by the non-controlling interest holder plus all accrued and unpaid dividends thereon. The Company has not allocated any losses to the noncontrolling interests given that the preferred shares held by the non-controlling interest holder have no contractual obligations to share in the losses of AbMed. There were no operating activities in AbMed for the years ended December 31, 2023 and 2022.

Net Loss Per Share

The Company follows the two-class method to compute basic and diluted net loss per share attributable to common stockholders when shares meet the definition of participating securities. The two-class method determines net loss per common share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in the earnings as if all income for the period had been distributed. During periods of loss, there is no allocation required under the two-class method due to there being no distributed earnings for the period coupled with the fact that the Company’s Series A, Series B, Series C, Series D, Series E and Series F (see Note 10) do not contain a contractual right to absorb losses. Thus, all undistributed losses were allocated entirely to the Company’s outstanding common stock.

Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of common stock outstanding during the period without consideration of potentially dilutive common stock. Diluted net loss per share attributable to common stockholders reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company unless inclusion of such shares would be anti-dilutive. As the Company has incurred losses for the years ended December 31, 2023 and 2022, basic and diluted net loss per share is the same for each period.

The following table presents the potentially dilutive shares that were excluded from the computation of diluted net loss per share of common stock attributable to common stockholders, because their effect was anti-dilutive:

	December 31,
	2023	2022
Convertible preferred stock	9,725,520	9,725,520
Common stock warrants	61,009	61,009
Options for common stock	5,414,848	5,464,521
Unvested restricted common stock units	45,835	83,335

Total	15,247,212	15,334,385

Segment Reporting

The Company conducts its business activities and reports financial results as one operating segment and one reportable segment, which is consistent with the Company structure and the way the Company operates its business.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. In April 2019, the FASB issued clarification to ASU 2016-13 within ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses. ASC 326 is effective for fiscal years beginning after December 15, 2022. The Company adopted this standard on January 1, 2023, which had no material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

3.	Property and Equipment

The Company’s property and equipment include the following:

	December 31,
	2023	2022
Furniture and fixtures	$53	$53
Lab equipment	1,097	1,049
Computer hardware and software	15	15
Leasehold improvements	788	788
Equipment under finance leases	740	740

Property and Equipment	2,693	2,645
Less: Accumulated Depreciation	(2,591)	(2,322)

Total	$102	$323

Depreciation expense was $269 and $372 for the years ended December 31, 2023 and 2022.

4.	Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
	2023	2022
Accrued salaries and wages	$1,398	$766
Accrued professional fees	93	651
Other accrued expenses	590	480

Total accrued expenses	$2,081	$1,897

5.	License and Collaboration Agreements

NJCTTQ Collaboration Agreement

In January 2019, the Company entered into a collaboration agreement with Nanjing Chia Tai Tianqing Pharmaceutical Co., Ltd. (“NJCTTQ”) to research, develop and commercialize two anti-Claudin 18.2 lead antibodies (the “NJCTTQ agreement”). Under the NJCTTQ agreement, the Company granted a non-exclusive, non-sublicensable research license and an exclusive, sublicensable license to NJCTTQ within the People’s Republic of China and Thailand (the “NJCTTQ Territory”). The initial term of this agreement was 5 years, which could be automatically renewed for another 5 years. If no collaboration project reached the clinical stage within the first 5 years of the NJCTTQ agreement, then this agreement would not be renewed. The agreement expired in January 2024.

The Company is eligible to receive up to an aggregate of $405,000 of non-refundable milestone payments from NJCTTQ upon achieving certain development, regulatory approval, and commercialization and sales milestones for each unique licensed antibody or product in NJCTTQ Territory. The Company agreed to pay NJCTTQ up to an aggregate of $5,000 in nonrefundable amounts upon achieving of a regulatory milestone in the Company’s territory, which includes all other countries other than the NJCTTQ Territory. No milestones have been reached through December 31, 2023, no products were sold by NJCTTQ, and no related revenue amounts have been recorded in the accompanying consolidated financial statements. No regulatory milestones were achieved by the Company in the Company’s territory through December 31, 2023.

The Company and NJCTTQ agreed to pay reciprocal royalties, with each of them paying the other party low single-digit royalties, tiered based on net sales per calendar year in its territory. Through December 31, 2023, no products were sold by NJCTTQ or the Company under the NJCTTQ agreement.

ABP-100 Collaboration and License Agreement

In December 2019, the Company entered into an exclusive collaboration and license agreement with a related party, ABI (the “ABP-100 agreement”). Under the ABP-100 agreement, the Company granted ABI the license to develop and commercialize products and services based on the Company’s Her2-hu-OKT3 bispecific antibody (“ABP-100”) within the territories of People’s Republic of China, Japan, South Korea, Southeast Asia, the Middle East and the Commonwealth of Independent States, as defined in the agreement. Unless earlier terminated, the ABP-100 agreement, will expire upon the satisfaction of all obligations under the agreement following the expiration of the last royalty payment obligation. Either party may terminate the agreement in the event of any uncured material breach by the other party. The license granted under the ABP-100 agreement was a sub-license from Memorial Sloan Kettering Cancer Center (“MSK”) pursuant to MSK License Agreement (see Note 6). This agreement was terminated due to the termination of the MSK License Agreement in September 2023.

Under the ABP-100 agreement, ABI agreed to use commercially reasonable efforts to reach certain development and commercial milestones for at least one licensed product or licensed service within specified timeframes. ABI is committed to pay the Company running royalties on net sales of any licensed products or services from the mid-single digit percentages to the low double-digit percentage, and the guaranteed annual minimum royalties of $30 starting on the first anniversary of the effective date of the agreement (which annual minimum royalties may be credited against the running royalties on net sales of any licensed products or services). Through the termination of this agreement in September 2023, no products were sold by ABI under the ABP-100 agreement. During the years ended December 31, 2023 and 2022, the Company earned $23 and $30, respectively, in minimum royalty payments, included in royalty revenue. As of December 31, 2023 and 2022, the accounts receivable were $53 and $30, respectively, associated with the minimum royalties under this agreement.

In addition to the royalty payments, the Company may receive up to $498,000 in milestone payments per licensed product or licensed service upon the achievement of specified research and development and sales milestone events. No milestones have been reached through the termination of this agreement in September 2023.

The Company is also entitled to research funding fees for costs incurred by the Company for certain sponsored research activities and the reimbursement of 60% of the costs of certain product development directed activities, as outlined in the agreement. During the years ended December 31, 2023 and 2022, the Company did not earn any research funding fees.

Further, the Company is to be reimbursed for patent costs for all documented out of pocket associated with the preparation, filing, prosecution and maintenance of patent rights in the license territory. During the years ended December 31, 2023 and 2022, the Company received $0 and $15, respectively, in reimbursements of patent costs included in collaboration revenue.

ABP-201 Collaboration and License Agreement

In January 2020, the Company’s consolidated subsidiary, Abmed, entered into a collaboration and license agreement with ABI (the “ABP-201 Agreement”), pursuant to which the Company granted to ABI an exclusive, royalty-bearing, license under specified patent rights to make, use and sell certain of its proprietary ANG-2/VEGF-HIRK bispecific antibodies within the licensed territory comprising People’s Republic of China, Japan, South Korea, Southeast Asia, the Middle East and the Commonwealth of Independent States. Unless earlier terminated in accordance with its terms, the agreement remains in effect on a country-by-country basis until the expiration of the last royalty term in such country.

Under the ABP-201 agreement, ABI agreed to use commercially reasonable efforts to reach certain development and commercialization milestones for such bispecific antibodies within specified territories and timeframes. ABI is committed to pay the Company up to $56,500 in milestone payments upon achieving certain research and development events, up to $485,000 in milestone payments based on annual net sales per each licensed product, and a double-digit percentage royalty in the low teens, tiered based on cumulative net sales by ABI, its affiliates or sublicensees beginning with the first commercial sale of a licensed product in its territory. No milestones have been reached through December 31, 2023, no products were sold by ABI, and no related revenue amounts have been recorded in the accompanying consolidated financial statements.

The Company is also to be reimbursed for patent costs for all documented out of pocket associated with the preparation, filing, prosecution and maintenance of patent rights in the license territory. During the years ended December 31, 2023 and 2022, the Company earned $32 and $48, respectively, in reimbursements of patent costs included in collaboration revenue. As of December 31, 2023 and 2022, the accounts receivable were $32 and $0, respectively, associated with the patent cost reimbursement under this agreement.

Celltrion Collaboration and License Agreement

In September 2022, the Company entered into an exclusive collaboration and license agreement with Celltrion, Inc. (the “Celltrion Agreement”), a company organized and existing under the laws of South Korea (“Celltrion”). Under this agreement, the Company granted to Celltrion a worldwide exclusive license under specified patent rights to develop, make, have made, import, export, use, have used, sell and have sold certain of its proprietary ABP-102 bispecific antibodies. The License Agreement also provides that the Company is to perform certain preclinical in vitro studies. The License Agreement will remain in effect for so long as ABP-102 is being developed or commercialized anywhere in the world. Celltrion may terminate the license agreement at any time by providing six months prior written notice to the Company.

Celltrion is committed to pay the Company up to $10,000 in milestone payments upon granting the license and achieving certain research and development events, up to $1,750,000 in milestone payments based on annual net sales per each licensed product. The proceeds from commercialization are subject to a 50/50 profit split. Amounts that may be paid by third-party collaborators, for example upfronts, milestones and/or royalty payments from territorial commercialization partners, are also subject to a 50/50 split. Following commercial approval of ABP-102, the Company has agreed to reimburse Celltrion 87.5% of its direct and certain indirect costs and expenses incurred through first commercial sale. Celltrion is entitled to offset amounts otherwise due to us under the agreement until our share of these costs has been paid back; provided that the Company is entitled to a minimum 25% of profit from commercial sales and from third-party collaborators regardless of the amount of unreimbursed development costs outstanding (and then 50% once the reimbursement has been made in full).

The first milestone of $2,000 was achieved upon granting the license at the collaboration effective date, as defined in the Celltrion Agreement, in December 2022 and was received in January 2023. The Company allocated $64 to the initial obligation to perform in vitro testing for the research and development services and the remaining $1,936 to the license of the Company’s intellectual property, bundled with the associated know-how, which was recognized in revenue during the year ended December 31, 2022.

The Company’s initial obligation to perform in vitro testing for the research and development services represents a distinct performance obligation. The revenue for this performance obligation will be recognized on a straight-line based over the term of the studies. The related deferred revenue was $0 and $64 as of

December 31, 2023 and 2022, respectively. During the years ended December 31, 2023 and 2022, the Company recognized $64 and $0, respectively, in connection with this performance obligation, included in collaboration revenue.

The Company is also to be reimbursed for 50% of all documented out of pocket patent costs associated with the preparation, filing, prosecution and maintenance of patent rights in the license territory. During the years ended December 31, 2023 and 2022, the Company earned $3 and $0, respectively, in reimbursements of patent costs included in collaboration revenue. As of December 31, 2023 and 2022, the accounts receivable were $3 and $0, respectively, associated with the patent cost reimbursement under this agreement.

Milestone Payments. The Company is entitled to development milestones under the Celltrion Agreement and certain regulatory milestone payments which are paid upon receipt of regulatory approvals. Except for the first milestone of $2,000 achieved in 2022, no other milestone payments were earned through December 31, 2023. The Company evaluated whether the remaining milestones are considered probable of being reached and determined that their achievement is highly dependent on factors outside of the Company’s control. Therefore, these payments have been fully constrained and are not included in the transaction price. At the end of each subsequent reporting period, the Company will re-evaluate the probability of achievement of each milestone and any related constraint, and if necessary, adjust its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect the reported amount of collaboration revenues in the period of adjustment.

Profit Splits. As the license is deemed to be the predominant item to which profit splits relate, the Company will recognize revenue when the related sales or third-party collaborator income occur. No profit split revenue was recognized through December 31, 2023.

6.	Commitments under Research and Collaboration Agreements

MedImmune License Agreement

In August 2016, the Company entered into a collaboration and license agreement with MedImmune Limited (“MedImmune”), pursuant to which the Company received from MedImmune an exclusive, worldwide, royalty-bearing, sublicensable (subject to certain conditions) license to certain intellectual property rights relating to the Company’s ABP-200 product candidates (the “MedImmune License Agreement”). The Company agreed to use commercially reasonable efforts to reach certain development and commercialization milestones for such bispecific antibodies within specified timeframes. Unless earlier terminated in accordance with its terms, the MedImmune License Agreement, as amended, remains in effect on a country-by-country basis until the expiration of the last royalty term in such country as to be determined by the launch of products based on the ABP-200 product candidates. The Company is no longer developing ABP-200.

Under the MedImmune License Agreement, the Company agreed to pay milestone and royalty payments, including up to $244,000 in milestone payments, which are comprised of $14,000 upon meeting certain clinical development milestones, $80,000 upon achieving certain regulatory events and $150,000 upon meeting certain worldwide commercial sales thresholds; and tiered high-single to low double-digit percentage royalties based on annualized net sales of each product commercialized from our collaboration on a country-by-country basis. No milestones have been reached and no products were sold by the Company through December 31, 2023.

NCI License Agreement

In August 2017, the Company entered into a patent license agreement with the National Cancer Institute (the “NCI”), a division of the National Institutes of Health (the “NIH”), pursuant to which the Company received an exclusive, worldwide license to make, use, sell, offer to sell and import products covered by the licensed patents in the field of using certain monoclonal antibodies as monospecific or bispecific antibodies for the treatment of liver cancer (the “NCI License Agreement”). The license agreement was amended in May 2020 and October 2023 and the field of use was narrowed to the development and commercialization of a bispecific antibody for the treatment of GPC-3 expressing liver cancer using a particular moiety for targeting GPC3 and the timeline for development and commercialization was extended. Unless earlier terminated, the Company’s agreement with NCI will expire upon expiration of all licensed patent rights. The Company may also terminate the agreement as to any licenses in any country or territory upon 60 days written notice.

Pursuant to the NCI agreement and amendments, the Company agreed to pay low single-digit royalties based on net sales of licensed products as well as milestone payments of up to $3,995 due upon achievement of clinical and regulatory milestones, and up to $12,000 milestone payments due upon achievement of commercial milestones. No milestones have been reached and no products were sold by the Company through December 31, 2023.

The Company also has to pay the guaranteed annual minimum royalties of $25 starting on the effective date of the agreement (which annual minimum royalties may be credited against the running royalties on net sales of any licensed products or services). During each of the years ended December 31, 2023 and 2022, the Company incurred $25, in minimum royalty payments, included in research and development expenses. Under the amendment entered into in March 2020, the Company is also liable for the extension royalties of $225 payable under this agreement were rescheduled to become due in several installments starting in March 2022. As of both December 31, 2023 and 2022, the accrued extension royalties were $200, included in accrued expenses and accounts payable in the consolidated balance sheets. Additionally, in connection with the October 2023 amendment to the license agreement, the Company paid a $25 amendment fee to NCI, included in “General and administrative” expenses.

The Company also agreed to reimburse patent costs for all documented out of pocket associated with the preparation, filing, prosecution and maintenance of patent rights. During the years ended December 31, 2023 and 2022, the Company expensed $2 and $0, respectively, related to the patent costs reimbursements, included in “General and administrative” expenses.

Mabwell License Agreement

In October 2020, the Company entered into an exclusive collaboration and license agreement with Mabwell (Shanghai) BioScience Co., Ltd. (“Mabwell”) (the “Mabwell License Agreement”). The agreement was amended in November 2020. Under the Mabwell license agreement, the Company received a non-exclusive, royalty-free research purpose license as well as an exclusive commercial license within certain territories, as defined in the agreement, to Mabwell’s series of anti-SARS-CoV-2 monoclonal antibodies. Under the agreement, the Company is responsible for conducting at its sole expense, research and preclinical, clinical and other developments of any licensed products and bears all development costs and expenses related to obtaining or maintenance of marketing authorizations of licensed products in its territories. Mabwell is obligated, at the Company’s request, to supply the Licensed Antibodies to the Company for clinical trial purpose at costs plus margin as defined in the agreement. The parties agreed to undertake certain joint clinical research and development activities with a portion of the costs contributed by Mabwell. Unless earlier terminated, the Mabwell License Agreement will expire on the occurrence of the last to expire royalty term, which is the later of a) the expiration of the last to expire valid claim of the patent rights and b) ten years from the first commercial sale of such Licensed Product, and determined on jurisdiction-by-jurisdiction basis. Either party may terminate the agreement in the event of any uncured material breach by the other party.

The agreement provides for development milestones of up to $32,500 and annual sales milestone payments of up to $50,000 payable by the Company to Mabwell. The agreement also provides for a profit sharing, with Mabwell sharing 50% of the net profits from the licensed product sales in certain territories as defined in the agreement. The Company will also make tiered royalty payments in the mid to high single-digits on net sales of commercial products in the licensed territory.

During 2023 and 2022, development activities under the Mabwell collaboration agreement were immaterial to the consolidated financial statements. No milestones in the Mabwell License Agreement have been reached through December 31, 2023.

MSK License Agreement

In March 2017, the Company entered into an exclusive license agreement with Memorial Sloan Kettering Cancer Center (the “MSK License Agreement”), pursuant to which the Company received an exclusive, royalty-bearing, worldwide license under specified patent rights to make, use and sell certain of MSK’s proprietary Her2-huOKT3 bispecific antibodies. The agreement was amended on March 31, 2017, on March 31, 2018, and January 1, 2020. Unless earlier terminated in accordance with its terms, the agreement remains in effect on a country-by-country basis until the expiration of the last royalty term in such country as to be determined by the launch of products based on MSK antibodies.

Under the MSK License Agreement license agreement, as amended, the Company agreed to use commercially reasonable efforts to reach certain development and commercialization milestones for such bispecific antibodies within specified territories and timeframes. The Company is committed to pay MSK up to $10,500 in milestone payments upon achieving certain research and development and commercialization events or within a certain number of months of the effective date, up to $30,000 in milestone payments based on net sales, and tiered mid-single-digit percentage royalties based on annualized net sales of each product commercialized from the collaboration with guaranteed annual minimum royalties between $20 and $30 depending on certain development events. During each of the years ended December 31, 2023 and 2022, the Company incurred $20 in minimum royalty, included in research and development expenses. During the years ended December 31, 2023 and 2022, the Company incurred $0 and $750, respectively, in milestone payments, included in research and development expenses. As of December 31, 2023 and 2022, the accrued minimum royalty and milestone payments were $790 and $770, respectively, included in accounts payable in the consolidated financial statements.

The Company also agreed to reimburse patent costs for all documented out of pocket associated with the preparation, filing, prosecution and maintenance of patent rights in the license territory. During the years ended December 31, 2023 and 2022, the Company expensed $49 and $244, respectively, related to the patent costs reimbursements, included in “General and administrative” expenses. As of December 31, 2023 and 2022, the accrued liabilities for the patent costs reimbursements were $273 and $244, respectively.

On September 19, 2023, MSK License Agreement was terminated by MSK due to the Company’s failure to make the payments. During the years ended December 31, 2023 and 2022, the Company incurred $4 and $165 in interest expenses for the unpaid amounts due to MSK. As of December 31, 2023 and 2022, the accrued liabilities for the unpaid interest were $169 and $165, respectively, included in accrued expenses.

VAZYME License agreement

In April 2021, the Company entered into a License Agreement with VAZYME Biotech Co., Ltd (“VAZYME”) (the VAZYME License Agreement”), pursuant to which the Company was granted an exclusive, perpetual, royalty-bearing, worldwide license under specified patent rights to research, develop and commercialize VAZYME proprietary anti-SARS-CoV-2 monoclonal antibodies. Unless earlier terminated in accordance with its terms, the agreement remains in effect on a country-by-country basis until the expiration of the last royalty term in such country.

Under the VAZYME License Agreement, the Company agreed to use commercially reasonable efforts to reach certain research and development, and commercialization milestones for such antibodies. The Company also agreed to pay $200 payment to VAZYME at the effective date of the agreement. The Company is committed to pay VAZYME up to $11,100 in milestone payments upon achieving certain research and development events, up to $70,000 in milestone payments based on annual net sales, and tiered low single-digit percentage royalties based on annualized net sales of each product commercialized from the collaboration. No milestones in the VAZYME License Agreement have been reached through December 31, 2023.

In December 2021, the Company entered into a Cooperation Agreement with Chengdu Bio-Innovate Pharmaceutical Technology Co., Ltd (“Bio-Innovate”) and a three-way sharing agreement with VAZYME and Bio-Innovate (“the Company”, “VAZYME” and “Bio-Innovate”, collectively “all parties”), pursuant to which the Company entrust Bio-Innovate to perform certain preclinical testing and all parties agreed that VAZYME will ship the agreed antibodies to Bio-Innovate rather than the Company to fulfill the requirements under the VAZYME License Agreement. During the year ended December 31, 2022, the Company recorded $200 in “Research and development’ expenses after VAZYME fulfilled the shipment. These amounts were included in “Accounts payable” in the consolidated financial statements as of both December 31, 2023 and 2022.

7.	Leases

The Company’s leases are for office and laboratory spaces, classified as operating leases, and laboratory equipment, classified as finance leases.

On November 19, 2021, in connection with its laboratory and office space in Woburn, MA, the Company provided to the landlord a standby letter of credit in the amount of $131 (the “LOC”), which serves as security for the Company’s performance of its obligations under the lease. The letter of credit is automatically extended without a written amendment for a period of one year, for each and every future expiration date, unless the Company elects not to extend this letter of credit through November 30, 2025. The letter of credit allows for borrowings in the aggregate of up to $131 and bears interest at a per annum rate of the U.S. prime rate plus 1%, with the minimum interest rate no less than 4.25%.

The components of lease expense were as follows as of and for the years ended December 31, 2023 and 2022:

	Years ended December 31,
	2023	2022
Operating lease costs	$594	$594
Finance lease costs
Amortization of ROU assets	240	247
Interest on lease liabilities	16	30

Total lease costs	$850	$871

The total cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2023 and 2022 included the following:

	Years ended December 31,
	2023	2022
Operating cash flows from operating leases	$500	$440
Financing cash flows from finance leases	$222	$207

Lease term and discount rate were as follows:

	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (in years)
Operating leases	1.73 years	2.72 years
Finance leases	0.25 years	1.17 years
Weighted-average discount rate
Operating leases	6.66%	6.66%
Finance leases	6.50%	6.50%

The Company had the following future minimum payments due under its operating and finance lease agreements as of December 31, 2023:

For the year ended December 31,	Finance Leases	Operating Leases	Total
2024	$131	$613	$744
2025	—	465	465

Total future minimum lease payments	131	1,078	1,209
Less: amount representing interest	(1)	(56)	(57)

Present value of future minimum lease payments	130	1,022	1,152
Less: current maturities	(130)	(567)	(697)

Obligations under lease liability, noncurrent	$—	$455	$455

8.	Commitments and Contingencies

Litigation

The Company, from time to time, is subject to legal proceedings and claims that arise in the ordinary course of business. Resolution of any such matter could have a material adverse effect on the results of operations and financial condition. The Company considers all claims on a periodic basis and based on known facts assesses whether potential losses are considered reasonably possible, probable and estimable. Based upon this assessment, the Company then evaluates disclosure requirements and whether to accrue for such claims in its consolidated financial statements.

The Company records a provision for a contingent liability when it is both probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

On September 12, 2023, a CRO vendor filed a lawsuit against the Company based on the Company’s failure to make certain installments pursuant to a settlement agreement entered into with this vendor on January 23, 2023. Under the settlement agreement, the Company agreed to pay a total of $1,644 to the vendor, with $600 due 5 business days after the settlement effective date and ten monthly installments, approximately $104 of each, starting in February 2023. This settlement amount was included in the accounts payable in the consolidated financial statements as of December 31, 2022. The Company made the upfront payment and the first four monthly installments for a total of $1,016 but failed to make the monthly installment payments due after May 2023. On January 24, 2024, the Company received the endorsement on motion for default judgment which requested the Company to pay approximately $700 to the CRO vendor. This amount was included in the accounts payable in the consolidated financial statements as of December 31, 2023.

In addition to the lawsuit from CRO vendor above, the Company accrued $379 and $348 as of December 31, 2023 and 2022, respectively, for disputed invoices with vendors.

In June 2023, the Company received a notice of breach from MSK followed by a notice of termination in September 2023, pursuant to which MSK demanded payments totaling $1,230 for the services performed under the MSK License Agreement (see Note 6) and is included in accounts payable and accrued expenses in the consolidated financial statements as of December 31, 2023.

The MedImmune License Agreement (see Note 6) provides for a research plan with target dates for an IND application (July 2021) and Phase II commencement (December 2022). These target dates were not met, which gives MedImmune (now AstraZeneca) a termination right. The Company continues to provide annual development reports to MedImmune/AstraZeneca, most recently in January 2024. The Company does not expect a material impact on our business if MedImmune/AstraZeneca terminates this agreement. This license was originally entered into in connection with the development of ABP-200, which the Company is no longer developing. The Company believes that it is not using and does not expect to use the intellectual property rights licensed thereunder in connection with the development and eventual commercialization of ABP-201 if such development efforts are successful.

9.	Notes Payable – Related Parties

Promissory Note with ABI

On October 18, 2023, the Company entered into a promissory note agreement with ABI, a significant investor in the Company’s Series E and F convertible preferred stock, to receive up to $6,000. The promissory note accrues interest at a rate of 5% per annum on the principal amount of each installment from the installment funding date until the maturity date and at a rate of 7% per annum after the maturity date if any amounts then remain outstanding. The “Maturity Date” is defined as the earlier of (i) eighteen months from the funding date and (ii) the successful closing of the Business Combination. This note is reported as current liabilities in the consolidated balance sheets based on the expectations that the Business Combination is expected to close in 2024.

As of December 31, 2023, the outstanding balance under this promissory note was $1,442. For the year ended December 31, 2023, the interest expense accrued on this promissory note was $5.

Promissory Note with Executive and Director

On December 29, 2023, the Company issued promissory notes to one of its executives and one of its directors, in the principal amount of $176 and $124, respectively, for deferred bonus. Amounts under the promissory notes plus accrued interest are due and payable on the earlier of (i) the closing of the Business Combination and (ii) June 29, 2025. These promissory notes accrue interest at 5% per annum until the maturity date and 7% thereafter. These promissory notes are reported as current liabilities in the consolidated balance sheets based on the expectations that the Business Combination is expected to close in 2024.

As of December 31, 2023, the total outstanding balance under the promissory notes with executive and director was $300.

10.	Stockholders’ Equity

The Company’s Amended and Restated Certificate of Incorporation (“Restated Charter”) authorizes the issuance of up to 40,000,000 shares in common stock and up to 11,620,248 shares in preferred stock. The Company’s Certificate of Incorporation, as amended, authorizes the issuance of Series A Redeemable Convertible Preferred Stock (“Series A”), Series B Convertible Preferred Stock (“Series B”), Series C Convertible Preferred Stock (“Series C”), Series D Convertible Preferred Stock (“Series D”), Series E Convertible Preferred Stock (“Series E”) and Series F Convertible Preferred Stock (“Series F”) collectively referred to as “Convertible Preferred Stock”.

Series F Convertible Preferred Stock Issuance

In March, September and October 2022, the Company issued 111,111, 111,111 and 333,333 shares of Series F, respectively, at $18.00 per share, for the total proceeds of $9,991, net of financing costs of $9.

Significant terms of the Convertible Preferred Stock are as follows:

Dividends

Dividends may be paid on the Preferred Stock when, as and if declared by the Board of Directors (the “Board”). The rights of holders of Preferred Stock to payment of any dividends shall be pro rata with the rights of holders of common stock. There have been no dividends declared by the Board through December 31, 2023.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time after date of issuance of such share into the number of fully paid and non-assessable shares of common stock, which is determined by dividing the original issue price for such series by the applicable conversion price then in effect. The conversion price of Series A, Series B, Series C, Series D, Series E and Series F is $0.9323, $2.8725, $7.8441, $13.89, $9.08 and $18.00 per share, respectively.

Each share of Preferred Stock is automatically convertible into common stock upon the earlier of a Qualified IPO defined as the net proceeds to the Company are not less than $30,000, the consummation of a transaction or series of related transactions by merger, consolidation, share exchange or otherwise of the Company with a publicly-traded special purpose acquisition company with gross proceeds of at least $30,000 from the sale of its equity securities, or by vote of the holders of a majority of the then outstanding shares of one of the classes (Series A, Series B, Series C, Series D, Series E or Series F Preferred Stock), voting each as a single class on an as-converted basis.

Voting

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the Preferred Stock could be converted as of the record date. Except as otherwise specified in the Certificate of Incorporation, the holders of Preferred Stock and the holders of common stock vote as a single class on all matters submitted to a vote of stockholders, and not as separate classes. Series A, Series B, Series C, and Series D stockholders are collectively entitled to one elect one director. In addition, four directors may be elected by the majority of the common stock held by the founders of the Company.

Redemption Rights

At any time after January 1, 2019, and at the election of the holders of at least a majority of the then outstanding shares of Series A, the Company shall redeem all of Series A elected by the outstanding shares of Series A that have not been previously converted into common stock. The Company is to redeem the shares of Series A by paying in cash an amount per share equal to the original issue price for such Series A of $93.23 per share, plus all declared and unpaid dividends in three equal annual installments.

The Convertible Preferred Stock is redeemable upon a change in control. The occurrence of a change in control shall be deemed a Liquidation Event and the holders of shares of Convertible Preferred Stock then outstanding will be entitled to the same rights outlined in the Liquidation Preference section below. The deemed Liquidation Event was defined as (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any bona fide sale of stock solely for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain, immediately after such transaction or series of transactions, as a result of shares in the Company held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such surviving entity; or (ii) a sale, lease, transfer, exchange, exclusive license or other description of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions. As such, the Convertible Preferred Stock is classified as temporary equity in the consolidated financial statements.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series F, Series E and Series D are entitled to receive, prior and in preference to any distribution to the holders of the common stock or any other series of Preferred Stock, an amount per share for each share of Series F, Series E and Series D held by them equal to the sum of original issue price, and all declared but unpaid dividends (if any).

After the payment or setting aside for payments to the Series F, Series E and Series D, the event of any liquidation, dissolution or winding up of the Company or other liquidation event, either voluntary and involuntary, the holders of the Series C are entitled to receive, prior and in preference to any distribution to the holders of the common stock, Series A, or Series B, an amount per share for each share of Series C held by them equal to the sum of original issue price and all declared but unpaid dividends (if any).

After the payment or setting aside for payment to the holders of Series F, Series E and Series D, and Series C, in the event of any liquidation, dissolution or winding up of the Company or other liquidation event, either voluntary or involuntary, the holders of the Series A and Series B are entitled to receive, prior and in preference to any distribution to the holders of the common stock, an amount per share for each share of Series A or Series B, held by them equal to the sum of original issue price and all declared but unpaid dividends (if any).

After the payment or setting aside for payment to the holders of the Preferred Stock, in the event of any liquidation, dissolution or winding up of the Company or other liquidation event, either voluntary and involuntary, the holders of the common stock are entitled to receive remaining assets of the Company legally available for distribution on a pro rata basis.

11.	Share-Based Compensation

2014 Stock Incentive Plan

The Company’s 2014 Stock Incentive Plan (the “2014 Plan”) provides for the Company to sell or issue restricted common stock, or to grant incentive stock options or nonqualified stock options for the purchase of common stock, to employees, members of the Board and consultants of the Company. The 2014 Plan is administered by the Board, or at the discretion of the Board, by a committee of the Board. Stock options granted to employees and directors typically vest over four years. Stock options granted to non-employees typically vest immediately at the grant date. The maximum contractual term of the stock options is ten years.

In March 2022, the 2014 Plan was amended to reserve an additional 1,000,000 shares of common stock. As amended, a total of 6,534,395 shares of common stock may be issued under the 2014 Plan. As of December 31, 2023, there were 695,921 shares available for future grants.

Stock Options

The summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2022	5,464,521	$3.35	7.1	$16,854
Granted	2,000	6.41	—
Exercised	—	—	—
Forfeited/Expired/Cancelled	(51,673)	$4.41	—

Outstanding at December 31, 2023	5,414,848	$3.34	6.1	$34,474

Exercisable at December 31, 2023	4,027,325	$3.31	5.9	$25,771

The intrinsic value as of December 31, 2023 is based on the fair value of the Company’s common stock of $9.71 per share.

Stock Option Valuation

The assumptions that the Company used to determine the fair value of the stock options granted to employees, directors and nonemployees were as follows:

	Years ended December 31,
	2023	2022
Risk-free interest rate	3.53%	1.82% - 3.46%
Expected term (in years)	6.3	6.3
Expected volatility	71%	71%
Expected dividend yield	0%	0%

The weighted average grant date fair value of these awards was $4.26 per share and $4.82 per share for the years ended December 31, 2023 and 2022, respectively.

Restricted Stock Units

The Company grants restricted stock units (“RSUs”) to various employees and directors. These RSUs cliff vest on the first anniversary of the grant date. The fair value of the RSUs is determined based upon the fair value of the underlying common stock as of the grant date.

The summary of the Company’s restricted stock units activity is as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Vesting Period
Outstanding at December 31, 2022	83,335	$3.34	2.2
Granted	—	—	—
Vested	(37,500)	3.34	—
Forfeited	—	—	—

Outstanding at December 31, 2023	45,835	$3.33	1.2

Stock-Based Compensation Expense

The summary of the recorded stock-based compensation expense is follows:

	Years ended December 31,
	2023	2022
Research and development	$118	$214
General and administrative	2,187	3,804

Total stock-based compensation	$2,305	$4,018

As of December 31, 2023, there was approximately $3,246 of unrecognized compensation expense related to unvested stock option awards that are expected to be recognized over a weighted-average period of 1.8 years. As of December 31, 2023, there was approximately $147 of unrecognized compensation cost related to unvested restricted stock awards that are expected to be recognized over a weighted-average period of 1.2 years.

12.	Warrants

Common Stock Warrants

The following presents information about warrants to purchase common stock outstanding as of December 31, 2023:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life
2017 Warrants	61,009	$14.91	6.24 years

No warrants were issued or exercised during the years ended December 31, 2023 and 2022. These 2017 Warrants expire between March 13, 2030 and October 10, 2030 or upon the consummation of the Business Combination, unless exercised.

13.	Income Taxes

The components of income / (loss) before provision for / (benefit from) income taxes are:

	Years ended December 31,
	2023	2022
Domestic	$(11,770)	$(18,821)
Foreign	64	1,936

Loss before Income taxes	$(11,706)	$(16,885)

For the year ended December 31, 2023, the Company did not record a current income tax provision as no foreign withholding taxes were incurred in the period. For the year ended December 31, 2022, the Company recorded a current income tax provision of $330 related to foreign withholding taxes applied against the $2,000 milestone payment received from Celltrion.

The components of the provision for income taxes are:

	Years ended December 31,
	2023	2022
Current	$—	$—
Federal	—	—
State	—	—
Foreign	—	330

Total current provision for income taxes	—	330
Deferred	—	—
Federal	—	—
State	—	—
Foreign	—	—

Total deferred provision for income taxes	—	—

Total provision for income taxes	$—	$330

A reconciliation of the Company’s effective income tax rate to the U.S. statutory federal income tax rate of 21% for the years ended December 31, 2023 and 2022 is as follows:

	Years ended December 31,
	2023	2022
Net loss before tax	$(11,706)	$(16,885)
Statutory U.S. federal tax rate	21%	21%

Tax computed at federal statutory rate	(2,458)	(3,546)
State income taxes, net of federal benefit and tax credits	(825)	(1,117)
Federal research and development credit	(297)	(337)
Permanent differences	40	10
Change in valuation allowance	3,540	4,990
Foreign withholding tax	—	330

Income tax expense	$—	$330

Significant components of the Company’s net deferred tax assets and liabilities as of December 31, 2023 and 2022 are as follows:

	Years ended December 31,
	2023	2022
Deferred tax assets:
Operating loss carryforwards	$20,233	$17,930
Tax credits	2,054	1,648
Stock-based compensation	2,154	1,680
Capitalized research expenses	3,183	2,482
Depreciation and amortization	539	1,025
Lease liability	279	416
Accrued expenses	333	195

Deferred tax assets	28,775	25,376
Less: Valuation allowance	(28,512)	(24,972)

Total deferred tax assets	$263	$404

Deferred tax liabilities:
Right-of-use asset	$(263)	$(404)

Net deferred income taxes	$—	$—

The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, the Company considers taxable income in prior carryback years, as permitted under the tax law, forecasted taxable earnings, tax planning strategies, and the expected timing of the reversal of temporary differences. This determination requires significant judgment, including assumptions about future taxable income that are based on historical and projected information and is performed on a jurisdiction-by-jurisdiction basis.

The Company continues to maintain a valuation allowance against its deferred tax assets. During the years ended December 31, 2023 and 2022, management assessed the positive and negative evidence in its operations, and concluded that it is more likely than not that its deferred tax assets as of December 31, 2023 and 2022 will not be realized given the Company’s history of operating losses. The valuation allowance against deferred tax assets increased by approximately $3,540 and $4,965 during 2023 and 2022, respectively.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was enacted. Under the Act, research and development expenditures incurred for tax years beginning after December 31, 2021 must be capitalized and amortized ratably over five or fifteen years for tax purposes, depending on if the research activities are conducted in the U.S. or outside the U.S., respectively. Effective January 1, 2022, the Company has complied with the mandatory capitalization and amortization of research and experimentation expenditures. For the year ended December 31, 2023, the Company capitalized $4,416 and received $1,850 of amortization deductions related to such Section 174 expenditures, which on a tax effected basis represent $3,183 of the deferred tax assets shown in capitalized research expenses in the components of deferred tax assets and liabilities table above. For the year ended December 31, 2022, the Company capitalized $9,790 and received $704 of amortization deductions related to such Section 174 expenditures, which on a tax effected basis represent $2,482 of the deferred tax assets shown in capitalized research and development costs in the components of deferred tax assets and liabilities table above.

As of December 31, 2023, the Company had federal net operating losses of $74,871, which may be available to offset future federal income tax liabilities. As a result of the Act, for U.S. federal income tax purposes, net operating losses generated after December 31, 2017 can be carried forward indefinitely, but are limited to 80% utilization against future taxable income each year. The Company’s federal net operating losses incurred prior to 2018, $22,999, expire through 2037, while its federal net operating losses incurred in 2018 and onwards, $51,872, can be carried forward indefinitely.

As of December 31, 2022, the Company had federal net operating losses of $66,409, which may be available to offset future federal income tax liabilities.

As of December 31, 2023 and 2022, the Company had post-apportioned Massachusetts net operating losses of $71,356 and $63,042, respectively, that can generally be carried forward 20 years and will expire at various dates through 2043.

As of December 31, 2023, the Company had $1,483 and $708 of federal and state research and development credits, respectively, which will expire at various dates through 2043. As of December 31, 2022, the Company had $1,185 and $571 of federal and state research and development credits, respectively, which will expire at various dates through 2042.

Pursuant to Internal Revenue Code Sections 382 and 383, annual use of the Company’s net operating losses and other carryforward tax attributes may be limited in the event a cumulative change in ownership of more than 50% that occurs within a three-year period. The Company has not completed an ownership change analysis pursuant to IRS Section 382. If ownership changes have occurred or occur in the future, the amount of remaining tax attribute carryforwards available to offset taxable income and income tax expense in future years may be restricted or eliminated. If eliminated, the related asset would be removed from deferred tax assets with a corresponding reduction in the valuation allowance.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. The Company recognizes liabilities for uncertain tax positions based on a two-step process. First, management determines whether it is more likely than not that the tax positions will be sustained on audit, including resolution of related appeals or litigation processes, based on their technical merits. Second, management measures the tax benefit of those positions as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. While the Company believes that it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcome of examinations by tax authorities in determining the adequacy of its provision for income taxes. As of December 31, 2023 and 2022, the Company did not have any uncertain tax positions.

The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations and any accrued interest and penalties on the related tax liability line in the consolidated balance sheets. As of December 31, 2023 and 2022, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. There are currently no pending income tax examinations. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state tax authorities to the extent the tax attributes are utilized in a future period.

14.	Employee Benefit Plan

The Company has a 401(k) retirement plan available to all eligible employees. During the years ended December 31, 2023 and 2022, the matching contribution to the plan were $136 and $119, respectively.

15.	Related Parties

On January 15, 2020, the Company entered into an agreement for various consulting services, as defined in the agreement, with a member of the Company’s Board of Directors. On January 1, 2023, the Company entered into a new consulting agreement with the same director, which superseded the agreement dated in January 2020. During the years ended December 31, 2023 and 2022, the Company incurred $250 and $435, respectively under this agreement, of which $21 and $194 remain unpaid as of December 31, 2023 and 2022, respectively.

On December 1, 2021, the Company entered into a consulting agreement with another member of the Company’s Board of Directors. Under the agreement, the Company is obligated to pay fees for various consulting services, as defined in the agreement. During the years ended December 31, 2023 and 2022, the Company incurred $0 and $280, respectively under this agreement, of which $8 remains unpaid as of both December 31, 2023 and 2022, respectively.

In September 2022, the Company entered into a collaboration and license agreement with Celltrion, a significant investor in the Company’s Series F, as discussed in Note 5. The Company entered into ABP-100 Agreement and ABP-201 Agreement with ABI, a significant investor in the Company’s Series E and F, described in Note 5.

On October 18, 2023, the Company issued a promissory note to ABI in the principal amount of up to $6,000 for expenses incurred in connection with the Business Combination and for its operating expenses, as discussed in Note 9.

On December 29, 2023, the Company issued promissory notes to one of its executives and one of its directors in the principal amount of $176 and $124, respectively, as discussed in Note 9.

16.	Subsequent Events

Promissory Note with ABI

The Company received $3,315 through the issuance date of these financial statements under the promissory note with ABI.

ANNEX A - BUSINESS COMBINATION AGREEMENT

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

ATLANTIC COASTAL ACQUISITION CORP. II,

ABPRO MERGER SUB CORP.

AND

ABPRO CORPORATION

DATED AS OF December 11, 2023

A-i

A-ii

EXHIBITS

Exhibit A	Form of Sponsor Support Agreement
Exhibit B	Form of Company Support Agreement
Exhibit C	Company Lock-Up Agreement
Exhibit D	Amended and Restated SPAC Certificate of Incorporation
Exhibit E	Amended and Restated SPAC Bylaws

A-iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of December 11, 2023, is made by and among Atlantic Coastal Acquisition Corp. II, a Delaware corporation (“SPAC”), Abpro Merger Sub Corp., a Delaware corporation (“Merger Sub”), and Abpro Corporation, a Delaware corporation (the “Company”). SPAC, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties” (and each a “Party”). Capitalized terms used herein have the meanings set forth in Section 1.1 and Section 1.2.

WHEREAS, (a) SPAC is a blank check company incorporated as a Delaware corporation on May 20, 2021 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and (b) Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of SPAC that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of SPAC, SPAC is required to provide an opportunity for its stockholders to have their outstanding shares of Series A Common Stock redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the SPAC Stockholder Approval;

WHEREAS, as of the date of this Agreement, SPAC’s initial stockholders, including Atlantic Coastal Acquisition Management II LLC, a Delaware limited liability company (the “Sponsor”), collectively own 7,499,999 shares of Series A Common Stock, and 1 share of Series B Common Stock;

WHEREAS, on the Closing Date, upon the terms and conditions set forth herein and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving company in the Merger and, after giving effect to such Merger, a wholly-owned Subsidiary of SPAC, and each Company Share will be converted into the right to receive the Merger Consideration, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, prior to the Closing Date, SPAC will enter into subscription agreements, in form and substance reasonably satisfactory to the Parties (collectively, the “Subscription Agreements”), with certain investors (collectively, the “Investors”) pursuant to which, among other things, the Investors will agree to subscribe for and purchase, and SPAC will agree to issue and sell to the Investors, a number of shares of Series A Common Stock as set forth in each applicable Subscription Agreement in exchange for an aggregate purchase price to be determined (the “PIPE Investment Amount”), on the terms and subject to the conditions set forth therein (such equity financing hereinafter referred to as the “PIPE Financing”);

WHEREAS, pursuant to the Governing Documents of SPAC, SPAC is required to provide an opportunity for its stockholders to have their outstanding shares of Series A Common Stock redeemed pursuant to the SPAC Stockholder Redemption on the terms and subject to the conditions set forth therein in connection with obtaining the SPAC Shareholder Approval;

WHEREAS, concurrently with the execution of this Agreement, Sponsor will enter into an agreement with SPAC, the Company and Abpro Bio Co., Ltd (the “Sponsor Share Letter”), whereby Sponsor agrees to (i) retain 2.95 million shares of Series A Common Stock, (ii) divide 2,458,333 shares of Series A Common Stock held by it among the Sponsor, who will be entitled to 491,667 of the shares, the Company, who will be entitled to 983,333 of the shares, and Abpro Bio Co., Ltd, who will be entitled to 983,333 of the shares, for such party to use to obtain non-redemption commitments from SPAC stockholders or other capital for SPAC or the Surviving Corporation (with any shares unused for such purpose to be retained by such party), and (iii) forfeit the remainder of any Series A Common Stock and Series B Common Stock held by it.

WHEREAS, concurrently with the execution of this Agreement, SPAC, the Sponsor and the Company, among others, will enter into the stockholder support agreement attached hereto as Exhibit A (the “Sponsor

Support Agreement”), pursuant to which, among other things, the Sponsor will agree (a) to vote its shares of SPAC Common Stock in favor of the Required Transaction Proposals, (b) not to transfer its shares of SPAC Common Stock, and (c) to waive any adjustment to the conversion ratio set forth in the Governing Documents of SPAC or any other anti-dilution or similar protection with respect to its shares of SPAC Common Stock in connection with the transactions contemplated by this Agreement, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement;

WHEREAS, concurrently with the execution of this Agreement, certain Company Stockholders will enter into stockholder support agreements in the form attached hereto as Exhibit B (the “Company Support Agreements”), pursuant to which, among other things, such Company Stockholders will agree (a) to, as promptly as practicable following the time at which the Registration Statement/Proxy Statement shall have been declared effective and made available to such Company Stockholders, vote their Company Shares in favor of, or execute written consents to adopt and approve, promptly following the effectiveness of the Registration Statement/Proxy Statement, this Agreement, any Ancillary Documents to which the Company is or will be a party, the Merger and the other transactions contemplated by this Agreement and any Ancillary Documents to which the Company is or will be a party, and (b) not to transfer, prior to the Closing, such Company Stockholder’s Company Shares, subject to the exceptions set forth therein;

WHEREAS, prior to Closing, certain Company Stockholders will enter into lock-up agreements in the form attached hereto as Exhibit C (the “Company Lock-up Agreements”), pursuant to which Company Stockholders will agree not to transfer, following the Closing, such Company Stockholder’s shares of Series A Common Stock constituting such Company Stockholder’s Merger Consideration for the period set forth therein, subject to the exceptions set forth therein;

WHEREAS, effective immediately after the Effective Time, the appointment of members to the board of directors of the SPAC, as approved in Required Transaction Proposals, will take effect;

WHEREAS, prior to the Closing, SPAC, Company and Sponsor shall enter into an escrow agreement (the “SPAC Incentive Shares Escrow Agreement”), providing for an escrow account (“SPAC Incentive Share Escrow Account”) into which, at Closing, SPAC shall issue and deliver 2,000,000 shares of Series A Common Stock (the “SPAC Incentive Shares”), which shall be disbursed pursuant to the SPAC Incentive Share Escrow Agreement by the joint written consent of Sponsor and the Company to induce non-redemption commitments from SPAC stockholders or other capital raises for the SPAC. Any SPAC Incentive Shares that are undistributed for such purpose after 180 days following the Closing shall be forfeited and cancelled;

WHEREAS, the board of directors of the Company (the “Company Board”) has duly (a) determined that this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and are advisable to, the Company and the Company Stockholders, (b) approved and declared advisable this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger), and (c) resolved to recommend that the Company Stockholders adopt and approve this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, no later than forty-eight (48) hours, following the date that the Registration Statement/Proxy Statement becomes effective, holders of a majority of the Company Preferred Stock, acting together as a class, and holders of a majority of the Company Common Stock shall approve an amendment to the Company Certificate of Incorporation, providing for the automatic conversion, immediately prior to the Closing, of the Company Preferred Stock into shares of Company Common Stock (the “Company Preferred Stock Conversion”);

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which a SPAC Party is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and advisable to, SPAC and its stockholders, (b) approved and declared advisable this Agreement, the Ancillary Documents to which a SPAC Party is or will be party and the transactions contemplated hereby and thereby (including the Merger), and (c) resolved to recommend that its stockholders adopt this Agreement and the Ancillary Documents to which a SPAC Party is or will be party;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that this Agreement, the Ancillary Documents to which Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and advisable to, Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement, the Ancillary Documents to which Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger), and (c) recommended that its sole stockholder adopt and approve this Agreement, the Ancillary Documents to which Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger); and

WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, (a) this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, and (b) the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code (clause (b) being the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE I.

CERTAIN DEFINITIONS

Section 1.1. Definitions.

As used in this Agreement, the following terms have the respective meanings set forth below.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Affordable Care Act” means the Patient Protection and Affordable Care Act (Pub. L. 111–148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111–152), and the regulations promulgated pursuant to each of the foregoing laws.

“Aggregate Consideration” means, collectively, the Merger Consideration and, if any, the Contingency Consideration.

“Ancillary Documents” means the Subscription Agreements, the Sponsor Share Letter, the Sponsor Support Agreement, the Company Support Agreements, the Company Lock-up Agreements, Employment Agreements, the SPAC Incentive Share Escrow Agreement, and each other agreement, document, instrument or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act, (b) the UK Bribery Act 2010, and (c) any other anti-bribery or anti-corruption Laws related to combating bribery, corruption and money laundering, each as applicable.

“Available Closing Cash” means, as of the Closing (a) the amount of funds contained in the Trust Account (after reduction for the aggregate amount of payments made or required to be made in connection with the SPAC Stockholder Redemption), plus (b) the amount of funds available to consummate the Merger pursuant to a PIPE Financing, forward purchase agreements, an equity line of credit, convertible note financing, and other sources of financing minus (c) Unpaid SPAC Expenses.

“Business” means the development of next-generation antibody therapeutics to improve the lives of patients with severe and life-threatening diseases, including novel antibody constructs for immuno-oncology, ophthalmology, and autoimmunity, as conducted (and as contemplated to be conducted) by the Company and its Subsidiaries as of the date of this Agreement.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“CARES Act” means (a) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notices 2020-22 and 2020-65), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of U.S. state or local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Authority) and (b) any extension of, amendment, supplement, correction, revision or similar treatment to any provision of the CARES Act contained in the Consolidated Appropriations Act, 2021, H.R. 133.

“Change of Control Payment” means (a) any success, change of control, retention, severance, transaction bonus or other similar payment payable to any Person as a result of or in connection with the consummation of the transactions contemplated by this Agreement or any Ancillary Document (but, for the avoidance of doubt, not including any so-called double-trigger payments), or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing in respect of, any Company Related Party Transaction (in the case of clause (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) the Company, or (ii) all or substantially all of the assets or businesses of the Company and its Subsidiaries (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any material equity or similar investment in the Company or any of its Subsidiaries. Notwithstanding the foregoing or anything to the contrary herein, (i) none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal, (ii) the Company may issue Company Options in the ordinary course of business, and (iii) the Company may raise capital in the form of an equity financing and/or convertible debt financing.

“Company Business Intellectual Property” means collectively, the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, dated as of March 30, 2022.

“Company Common Stock” means common stock, par value $0.0001 per share, of the Company.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to SPAC by the Company on the date of this Agreement.

“Company Equity Plan” means the Company’s 2014 Stock Incentive Plan.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of the Company or any of its Subsidiaries, whether or not due and payable, and not otherwise expressly allocated to a SPAC Party pursuant to the terms of this Agreement or any Ancillary Document, in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of the Company, (b) any other fees, expenses, commissions or amounts that are expressly allocated to the Company or any of its Subsidiaries pursuant to this Agreement or any Ancillary Document, and (c) Change of Control Payments paid or payable by the Company on or before the Closing Date. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any SPAC Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) (Organization and Qualification), Section 3.2(a) (other than clause (iii) of the first sentence) and Section 3.2(b) (Capitalization), Section 3.3 (Authority), Section 3.9(a) (Absence of Changes) and Section 3.18 (Brokers).

“Company IT Systems” means any and all computer systems, Software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, used, licensed, or leased by the Company or its Subsidiaries.

“Company Licensed Intellectual Property” means any and all Intellectual Property Rights owned by or licensed to any Person (other than the Company or any of its Subsidiaries) that (a) are licensed or sublicensed (or purported to be licensed or sublicensed) to or used, held for use or practiced by the Company or any of its Subsidiaries, or (b) with respect to which the Company or any of its Subsidiaries has obtained (or purported to have obtained) a covenant not to be sued.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or condition (financial, regulatory, clinical or otherwise) of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Merger; provided, however, that in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur: any adverse Effect (regardless of materiality) arising from or related to (i) general business or economic conditions in or affecting the United States, European Union or Australia, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States, European Union or any other country, including the engagement by the United States, European Union or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States, European Union or any other country or region in the world, or changes therein, including changes in interest rates in the United States, European Union or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable Laws or GAAP after the date of this Agreement, (v) any Effect that is generally applicable to the industries or markets in which the Company and its Subsidiaries operate, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, Contingent Workers, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto; provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.6(b) to the extent that such exception’s purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement, or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by the Company and its Subsidiaries, taken as a whole, to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States, European Union or any other country or region in the world, or any escalation of the foregoing; provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, such Effect has a material and disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants operating in the industries or markets in which the Company and its Subsidiaries operate.

“Company Option” means, as of any reference time, each option to purchase shares of Company Common Stock granted to any current or former director, manager, officer, employee, Contingent Worker or other service provider of the Company or any of its Subsidiaries that is outstanding and unexercised.

“Company Owned Intellectual Property” means any and all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Preferred Stock” means the 11,620,248 shares of Preferred Stock, $0.001 par value per share, 4,444,444 shares of which are designated Series F Preferred Stock, 3,303,966 shares of which are designated Series E Preferred Stock, 1,220,261 shares of which are designated Series D Preferred Stock, 2,005,687 shares of which are designated Series C Preferred Stock, 626,636 shares of which are designated Series B Preferred Stock, and 19,254 of which are designated Series A Preferred Stock.

“Company Product” means each product candidate that is being researched, tested, developed or manufactured by or on behalf of the Company or any of its Subsidiaries.

“Company Registered Intellectual Property” means any and all Registered Intellectual Property owned or purported to be owned by, or filed or registered by or in the name of the Company or any of its Subsidiaries.

“Company RSU” means, as of any reference time, each restricted stock unit covering shares of Company Common Stock granted to any current or former director, manager, officer, employee, Contingent Worker or other service provider of the Company or any of its Subsidiaries that is outstanding.

“Company Shares” means shares of the Company Common Stock.

“Company Stockholders” means the holders of Company Common Stock and the Company Preferred Stock as of any determination time prior to the Effective Time.

“Confidentiality Agreement” means that certain Confidential Disclosure Agreement, dated as of March 1, 2023, between the Company and SPAC.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contingent Worker” means any individual independent contractor, consultant, contractor, temporary employee or leased employee currently being used by the Company and its Subsidiaries and classified by them as other than an employee, or compensated other than through Form W-2 wages paid by them through their payroll functions.

“Contract” or “Contracts” means any written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“Effect” means any state of facts, event, change, effect, occurrence, circumstance or development.

“Employee Benefit Plan” means each (a) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), (b) each stock option plan, stock purchase plan, equity-based plan, retention plan, profit sharing plan, bonus or incentive plan, severance pay plan, program or arrangement, deferred compensation arrangement or agreement, employment agreement, compensation plan, program, agreement or arrangement, change in control plan, program or arrangement, supplemental income arrangement, vacation plan and each other employee benefit plan, program, policy, agreement and arrangement not described in (a) above, and (c) each plan or arrangement providing compensation to employee and non-employee directors, in each case that the Company or any of its Subsidiaries maintain, sponsor or contribute to, or has any obligation to contribute to, or under or with respect to which the Company or any of its Subsidiaries has or may have any Liability.

“Employment Agreements” means the employment agreements with Ian Chan, Rob Markelewicz, Richard Mitrano and Christian Zapf.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, unit, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Value” means $725,000,000.

“Equity Value Per Share” means (a) the Equity Value, divided by (b) the Fully Diluted Company Capitalization.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company or any of its Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means (a) the Equity Value Per Share, divided by (b) $10.00.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“FDCA” means the United States Federal Food, Drug, and Cosmetic Act.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Fraud” with respect to any Party, means a material false representation of material fact by such Party of the representations and warranties set forth in ARTICLE III or ARTICLE IV, as applicable, or in any certificate delivered hereunder, with the intent that another Party rely on such representations and warranties, coupled with such other Party’s detrimental reliance on such representations and warranties under circumstances that constitute common law fraud under the Laws of the State of Delaware. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts based on negligence or recklessness.

“Fully Diluted Company Capitalization” means, without duplication, the sum of (a) the aggregate number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, determined on an as-converted basis (including, for the avoidance of doubt, the number of shares of Company Common Stock issuable upon conversion of a share of Company Preferred Stock and any other Equity Securities convertible into shares of Company Common Stock outstanding as of immediately prior to the Closing based on the then-applicable conversion ratio), (b) the aggregate number of Company RSUs that are outstanding as of immediately prior to the Effective Time and (c) the aggregate number of shares of Company Common Stock (on a net exercise basis) subject to Unvested Company Options and Vested Company Options as of immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles.

“Good Clinical Practices” means the then current standards for clinical trials, including all applicable requirements relating to protection of human subjects, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, including the applicable requirements contained in 21 C.F.R. Parts 50, 54, and 56, and such standards of good clinical practice, including all applicable requirements relating to protection of human subjects, as are required by other organizations and Governmental Entities in any other countries in which the Company Products are intended to be used or sold.

“Good Laboratory Practices” mean the then current standards for conducting nonclinical laboratory studies, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, including applicable requirements contained in 21 C.F.R. Part 58, and such applicable standards of good laboratory practices as are required by other organizations and Governmental Entities in any other countries in which the Company Products are intended to be used or sold.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, or other organizational documents of such Person. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal), or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including any arbitral tribunal (public or private).

“Healthcare Laws” means all Laws relating to healthcare regulatory matters or the development, testing, research (including nonclinical and clinical research or studies), manufacture, production, analysis, distribution, approval, importation, exportation, use, handling, quality, packaging, labeling, sale or promotion of any drug or biological product (including any ingredient or component of the foregoing products), including the FDCA (21 U.S.C. §§ 301, et seq.), the Public Health Service Act (42 U.S.C. §§ 201, et seq.), all Laws relating to any federal health care program (as such term is defined in 42 U.S.C. § 1320a-7b(f)), including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Physician Self-Referral Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. § 3729, et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), Sections 1320a-7, 1320a-7a, and 1320a-7b of Title 42 of the United States Code and any comparable self-referral or fraud and abuse laws promulgated by any Governmental Entity, the 21st Century Cures Act (Pub. L. 114-255), the health care fraud criminal provisions under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. § 1320d, et seq.), HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (42 U.S.C. § 17921, et seq.), and any state or federal Law the purpose of which is to protect the privacy of individually-identifiable patient information, Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act), the Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, TRICARE (10 U.S.C. Section 1071, et seq.), the U.S. Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h) and similar state or foreign Laws related to the reporting of manufacturer payments or transfers of value to health care professionals, in each case including the associated rules and regulations promulgated thereunder and all of their foreign equivalents, and any other requirements of Law relating to the Business.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Stock Option” means a Company Option that is an “incentive stock option” (as defined in Section 422 of the Code).

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (g) all “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that the Group Companies have elected to defer pursuant to Section 2302 of the CARES Act, (h) all Taxes (including withholding Taxes) deferred pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Entity (including, without limitation, the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States), and (i) any of the obligations of any other Person of the type referred to in clauses (a) through (g) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Intellectual Property Rights” means any and all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates or extensions of any of the foregoing (collectively, “Patents”), (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, social media accounts or identifiers, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”), (c) copyrights and rights in works of authorship, design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”), (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not, (e) rights in or to Software or other technology, (f) rights in databases and compilations, including rights in data and collections of data, whether machine readable or otherwise and (g) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Investment Company Act” means the Investment Company Act of 1940.

“Key Employee” means the Chief Executive Officer or any individual employed by the Company or any of its Subsidiaries with a title of “vice president.”

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other legally binding directive issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, covenant not to sue granted to a third party, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Malicious Code” means disabling codes or instructions, spyware, trojan horses, worms, viruses or other software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, information technology systems, data or other materials.

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Merger Consideration” means with (a) respect to each outstanding share of Company Common Stock, a number of shares of Series A Common Stock equal to the Exchange Ratio, and (b) with respect to each outstanding share of Company Preferred Stock, a number of shares of Series A Common Stock equal to (i) the aggregate number of shares of Company Common Stock that would be issued upon conversion of such Company Preferred Stock into Company Common Stock based on the applicable conversion ratio immediately prior to the Effective Time, as set forth in the Allocation Schedule, multiplied by (ii) the Exchange Ratio.

“Nasdaq” means the Nasdaq Global Market.

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to the Company or any of its Subsidiaries on a non-exclusive basis under standard terms and conditions.

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Pandemic Measures” means (a) any “shelter-in-place,” “stay at home,” workforce reduction, furlough, employee time off, employee leave, social distancing, shut down, closure, sequester, business or workplace reopening, or other conditions, restrictions or requirements pursuant to any Law, order, directive, pronouncement, guideline or recommendation of or by any Governmental Entity, the Centers for Disease Control and Prevention, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission or the World Health Organization in connection with or in respect of COVID-19 or any other pandemic, epidemic, public health emergency or virus or disease outbreak, (b) with respect to Section 5.1(a) and Section 5.3(b), any acts or omissions by the Company or its Subsidiaries that have been or may be taken in a commercially reasonable manner as a reasonable good faith response to COVID-19, or to the extent necessary to avoid, mitigate or remediate a material adverse effect on the Company, its Subsidiaries or the Business as may result from COVID-19, and (c) with respect to Section 5.3(c) and Section 5.10, any acts or omissions by the SPAC Parties that have been or may be taken in a commercially reasonable manner as a reasonable good faith response to COVID-19, or to the extent necessary to avoid, mitigate or remediate a material adverse effect on the SPAC Parties as may result from COVID-19.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, Consents, authorizations, clearances, licenses, registrations, permits or certificates of or issued by a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with the Company’s or its

Subsidiaries’ use or occupancy of such real property for the operation of the Business, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property for the operation of the Business and do not prohibit or materially interfere with the Company’s or its Subsidiaries’ use or occupancy of such real property for the operation of the Business, (e) in the case of the Leased Real Property, any Lien granted by any lessor, developer or third-party on any fee interest underlying the Leased Real Property, (f) the Real Property Leases, (g) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (h) non-exclusive grants by the Company or its Subsidiaries of Intellectual Property Rights in the ordinary course of business consistent with past practice and that are not material to the Company or any of its Subsidiaries, and (i) Liens listed on Schedule 1.1(PL) of the Company Disclosure Schedules.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data in the Company’s possession, custody, or control, (i) that identifies, or that could reasonably be used to identify, any natural person or device or household, or (ii) that constitutes protected health information of any natural person, in each case which data or information is regulated by Privacy Laws.

“Pre-Closing SPAC Stockholders” means the holders of SPAC Common Stock at the relevant time of determination prior to the Effective Time.

“Privacy Laws” means all applicable Laws that govern the Processing of Personal Data or governing privacy, protected health information, data protection, data security, or data or security breach notification.

“Proceeding” means any lawsuit, litigation, action, audit, investigation, examination, claim, charge, complaint, proceeding, suit, arbitration or mediation (in each case, whether civil, criminal or administrative and whether public or private) pending by or before any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding Personal Data (whether electronically or in any other form or medium).

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, as amended from time to time and pursuant to which the Company or, if applicable, any of its Subsidiaries, leases or sub-leases any real property.

“Redemption Rights” means the redemption rights provided for in Sections 9.2 and 9.7 of the SPAC Certificate of Incorporation.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Regulatory Permits” means all Permits granted by the FDA or any comparable Governmental Entity to the Company or any of its Subsidiaries, including investigational new drug applications, Biologics License Applications, manufacturing approvals and authorizations, clinical trial authorizations and ethical reviews, or their national or foreign equivalents.

“Representatives” means, with respect to a Person, such Person’s Affiliates and its and such Affiliates respective directors (or equivalent), officers, managers, employees, members, owners and legal, financial, internal and independent accounting and other advisors and representatives.

“Required Governing Document Proposals” means the approval of the Amended and Restated Certificate of Incorporation of SPAC, in substantially the form attached hereto as Exhibit D, and Amended and Restated Bylaws of SPAC, in substantially the form attached hereto as Exhibit E.

“Sanctions and Export Control Laws” means any applicable Law in any part of the world related to (a) import and export controls, including the U.S. Export Administration Regulations, the International Traffic and Arms Regulations, and any other equivalent or comparable export control laws and regulations of other countries, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the SPAC Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Series A Common Stock” means Series A Common Stock, $0.0001 par value, of SPAC.

“Series B Common Stock” means Series B Common Stock, $0.0001 par value, of SPAC.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing and, to the extent embodied in any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) documentation, including user manuals and other training documentation, related to any of the foregoing.

“SPAC Acquisition Proposal” means any transaction or series of related transactions under which SPAC or any of its Affiliates, directly or indirectly, (a) acquires or otherwise purchases any other Person(s), (b) engages in a business combination with any other Person(s), or (c) acquires or otherwise purchases at least a majority of the voting securities of such Person(s) or all or substantially all of the assets or business of any other Person(s) (in the case of each of clauses (a), (b) and (c), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a SPAC Acquisition Proposal.

“SPAC Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of SPAC, effective as of January 18, 2022, as amended by that certain Amendment to Amended and Restated Certificate of Incorporation, dated April 18, 2023.

“SPAC Common Stock” means Series A Common Stock and Series B Common Stock.

“SPAC Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by SPAC on the date of this Agreement.

“SPAC Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of any SPAC Party, whether or not due and payable, in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of any SPAC Party, (b) any other fees, expenses, commissions or amounts that are expressly allocated to any SPAC Party pursuant to this Agreement or any Ancillary Document, (c) any deferred underwriter fees, discounts and commissions in connection with SPAC’s initial public offering, (d) the fees, costs and expenses incurred in connection with the PIPE Financing, including any cash financing fees or third-party advisory expenses in connection therewith, (e) the costs and expenses associated with any filings with or notifications to any Governmental Entity in connection with the transactions contemplated by this Agreements or the Ancillary Documents, including pursuant to the HSR Act, (f) the fees, costs and expenses associated with the preparation and filing of the Registration Statement/Proxy Statement and (g) the fees, costs and expenses associated with the SPAC Stockholders Meeting. Notwithstanding the foregoing or anything to the contrary herein, SPAC Expenses shall not include any Company Expenses.

“SPAC Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers), and Section 4.6(a) and Section 4.6(b) (Capitalization).

“SPAC Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or condition (financial, regulatory or otherwise) of the SPAC Parties, taken as a whole, or (b) the ability of SPAC or Merger Sub to consummate the Merger; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a SPAC Material Adverse Effect has occurred or would be reasonably expected to occur: any adverse Effect (regardless of materiality) arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable Laws or GAAP after the date of this Agreement, (v) any Effect that is generally applicable to the industries or markets in which any SPAC Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any SPAC Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto; provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that such exception’s purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any SPAC Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing, (ix) any Effect relating to the Company or its Subsidiaries or the Company Stockholders, (x) any SPAC Stockholder Redemption, in and of itself, or (xi) subject to Section 5.17(b), any breach of any covenants, agreements or obligations of an Investor under a Subscription Agreement (including any breach of an Investor’s obligations to fund its commitment thereunder when required); provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a SPAC Material Adverse Effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, such Effect has a material and disproportionate adverse effect on the SPAC Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the SPAC Parties operate.

“SPAC Parties” means, collectively, SPAC and Merger Sub.

“SPAC Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of SPAC Common Stock entitled to vote thereon, whether in person or by proxy at the SPAC Stockholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of SPAC and applicable Law.

“SPAC Stockholder Redemption” means the right of the holders of Series A Common Stock to redeem all or a portion of their Series A Common Stock (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in the SPAC Certificate of Incorporation.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Tax” means any federal, state, local or non-U.S. income, gross receipts, franchise, estimated, alternative minimum, imputed underpayment, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes or other similar governmental fees or assessments, in each case, in the nature of taxes, together with any interest, deficiencies, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means any return, information return, statement, declaration or claim for refund, together with any schedules thereto or amendments thereof, relating to Taxes required to be filed with any Tax Authority.

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of the relevant determination date.

“Unpaid SPAC Expenses” means the SPAC Expenses that are unpaid as of the relevant determination date.

“Unvested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is not a Vested Company Option.

“Unvested Company RSU” means each Company RSU outstanding as of immediately prior to the Effective Time that is not a Vested Company RSU.

“Vested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is vested as of such time or will vest in connection with the consummation of the transactions contemplated hereby (whether at the Effective Time or otherwise).

“Vested Company RSU” means each Company RSU outstanding as of immediately prior to the Effective Time that is vested as of such time or will vest in connection with the consummation of the transactions contemplated hereby (whether at the Effective Time or otherwise).

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local Laws related to plant closings, mass layoffs and employment losses.

“Willful Breach” means an intentional and willful breach, or an intentional and willful failure to perform, in each case, that is the consequence of an act or omission by a Party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Section 1.2. Certain Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Company Financial Statements	5.7
Additional SPAC SEC Reports	4.7
Agreement	Introduction
Allocation Schedule	2.5
Audited Company Financial Statements	3.5(a)
Certificate of Merger	2.1(a)(ii)
Certificates	2.1(a)(vii)
Closing	2.4
Closing Date	2.4
Closing Filing	5.4(b)
Closing Press Release	5.4(b)
Company	Introduction
Company Board	Recitals
Company D&O Persons	5.15(a)
Company D&O Tail Policy	5.15(c)
Company Financial Statements	3.5(a)
Company Group	8.19(a)
Company Incentive Shares	2.3(b)
Company Lock-up Agreement	Recitals
Company Preferred Stock Conversion	Recitals
Company Related Party	3.20
Company Related Party Transactions	3.20
Company Stockholder Written Consent	5.13
Company Stockholder Written Consent Deadline	5.13
Contingency Consideration	2.2(a)(iii)
Creator	3.14(e)
DGCL	Recitals
Dissenting Shares	2.9
Effective Time	2.1(a)(ii)
Enforceability Exceptions	3.3
Exchange Agent	2.7(a)
Exchange Fund	2.7(b)
First Level Contingency Consideration	2.2(a)(i)
Outside Date	2.2(a)(i)
First Share Target	2.2(a)(i)
Government Funded IP	3.14(l)
Intended Tax Treatment	Recitals

Term	Section
Interim Period	5.1(a)
Investors	Recitals
IPO	8.18
Leased Real Property	3.19(b)
Licensed Patents	3.14(a)
Material Contracts	3.8(a)
Material Permits	3.7
Merger	Recitals
Merger Sub	Introduction
Nelson Mullins	8.9
Nelson Mullins Privileged Communications	8.19(b)
New Equity Incentive Plan	5.7
Parties	Introduction
Permitted Transfer	2.2(e)
PIPE Investment Amount	Recitals
PIPE Financing	Recitals
Privacy and Data Security Policies	3.21(a)
Privacy Requirements	3.21(a)
Proxy Statement/Prospectus	5.7
Registration Statement/Proxy Statement	5.7
Released Claims	8.18
Required Transaction Proposals	5.8
Rollover Option	2.6(a)
Rollover RSU	2.6(b)
Second Level Contingency Consideration	2.2(a)(ii)
Second Share Target	2.2(a)(ii)
Share Targets	2.2(a)(iii)
Signing Filing	5.4(b)
Signing Press Release	5.4(b)
SPAC	Introduction
SPAC Board	Recitals
SPAC Board Recommendation	5.8
SPAC D&O Persons	5.14(a)
SPAC D&O Tail Policy	5.14(c)
SPAC Financial Statements	4.13(d)
SPAC Group	8.19(a)
SPAC Incentive Shares	Recitals
SPAC Incentive Shares Escrow Agreement	Recitals
SPAC Incentive Shares Escrow Account	Recitals
SPAC Related Party	4.9
SPAC Related Party Transactions	4.9
SPAC SEC Reports	4.7
SPAC Stockholders Meeting	5.8
Sponsor	Recitals
Sponsor Support Agreement	Recitals
Subscription Agreements	Recitals
Subsidiary Securities	3.4(b)
Surviving Corporation	2.1(a)(i)
Termination Date	7.1(d)
Third Level Contingency Consideration	2.2(a)(iii)
Third Share Target	2.2(a)(iii)

Term	Section
Transaction Litigation	5.19
Trust Account	8.18
Trust Agreement	4.8
Trustee	4.8
VWAP	2.2(a)(i)

ARTICLE II.

THE MERGER

Section 2.1. Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a) Merger.

(i) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date, Merger Sub shall merge with and into the Company at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Corporation”).

(ii) At the Closing, the Parties shall cause a certificate of merger, in a form reasonably satisfactory to the Company and SPAC (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date or time as is agreed by SPAC and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

(iii) The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all Liabilities, obligations, restrictions, disabilities and duties of or applicable to each of the Company and Merger Sub shall become the Liabilities, obligations, restrictions, disabilities and duties of or applicable to the Surviving Corporation, in each case, in accordance with the DGCL.

(iv) At the Effective Time, the Governing Documents of Merger Sub shall be the Governing Documents of the Surviving Corporation, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v) At the Effective Time, the directors set forth on Section 2.1(a)(v) of the Company Disclosure Schedule shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation until such director’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation until such officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.0001, of the Surviving Corporation.

(vii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share (other than the Company Shares cancelled in accordance with clause (viii) immediately below) issued and outstanding as of immediately prior to the Effective Time shall be canceled and extinguished and be converted into the right to receive a number of shares of Series A Common Stock equal to the Merger Consideration. From and after the Effective Time, the holder(s) of certificates (the “Certificates”), if any, evidencing ownership of Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.

(viii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be canceled and extinguished, and no consideration shall be paid with respect thereto.

Section 2.2. Contingency Consideration.

(a) Following the Closing, in addition to the consideration to be received pursuant to Sections 2.1(a)(vii) and 2.5 and as part of the overall Aggregate Consideration, Company Stockholders shall be issued additional shares of Series A Common Stock up to an aggregate amount of 14,500,000 shares (collectively, the “Earnout Shares”), as follows:

(i) one-third of the total Earnout Shares, if, on or before the date which is five calendar years after the Closing Date (the “Outside Date”), the volume weighted average price of shares of Series A Common Stock on Nasdaq, or any other national securities exchange on which the shares of Series A Common Stock are then traded (“VWAP”), is greater than or equal to $13.00 over any 20 trading days within any consecutive 30 trading day period (the “First Share Target”) (such Earnout Shares, the “First Level Contingency Consideration”);

(ii) one-third of the total Earnout Shares, if, on or before the Outside Date, the VWAP is greater than or equal to $15.00 over any 20 trading days within any consecutive 30 trading day period (the “Second Share Target”) (such Earnout Shares, the “Second Level Contingency Consideration”); and

(iii) one-third of the total Earnout Shares, if, on or before the Outside Date, the VWAP is greater than or equal to $18.00 over any 20 trading days within any consecutive 30 trading day period (the “Third Share Target” and together with the First Share Target and Second Share Target, collectively, the “Share Targets”) (such Earnout Shares, the “Third Level Contingency Consideration” and together with the First Level Contingency Consideration and the Second Level Contingency Consideration, collectively, the “Contingency Consideration”). For the avoidance of doubt, each of the First Level Contingency Consideration, the Second Level Contingency Consideration and the Third Level Contingency Consideration is issuable only once in accordance with the terms of this Section 2.2(a), and the maximum amount of Contingency Consideration is 14,500,000 shares of Series A Common Stock, in the aggregate.

(b) If any of the Share Targets shall have been achieved, then within ten Business Days following the achievement of the applicable Share Target (which may be achieved at the same time or over the same or overlapping trading days), SPAC shall issue the applicable Contingency Consideration to each Company Stockholder as specified on the Allocation Schedule.

(c) Following the Closing, if a Change of Control of SPAC shall occur on or before the applicable Outside Date set forth in Section 2.2(a)(i), Section 2.2(a)(ii), or Section 2.2(a)(iii), respectively, then if (i) the per share value of the consideration to be received by holders of Series A Common Stock in connection with the Change of Control exceeds $13.00 per share and the First Share Target has not been previously achieved, then the First Share Target shall be deemed to have been achieved, (ii) the per share value of the consideration to be received by holders of Series A Common Stock in connection with the Change of Control exceeds $15.00 per share and the Second Share Target has not been previously achieved, then the Second Share Target shall be deemed to have been achieved, and (iii) the per share value of the consideration to be received by holders of Series A Common Stock in connection with the Change of Control exceeds $18.00 per share and the Third Share Target has not been previously achieved, then the

Third Share Target shall be deemed to have been achieved. If any or all Share Targets are deemed to have been achieved, then any Contingency Consideration that remains unissued as of immediately prior to the consummation of such Change of Control shall immediately become payable and the Company Stockholders shall be entitled to receive such Contingency Consideration prior to the consummation of such Change of Control; provided, that any Contingency Consideration that is not deemed to be earned in connection with the Change of Control in accordance with this Section 2.2(c) shall be forfeited by the Company Stockholder(s) for no consideration. Any Contingency Consideration shall be payable to the Company Stockholders as specified on the Allocation Schedule. For the purposes of this Agreement, a “Change of Control” shall have been deemed to occur with respect to SPAC upon:

(i) the sale, lease, license, distribution, dividend or transfer, in a single transaction or a series of related transactions, of more than 50% of the assets of SPAC and its Subsidiaries taken as a whole; or

(ii) a merger, consolidation or other business combination of SPAC (or any Subsidiary or Subsidiaries that alone or together represent more than 50% of the consolidated business of SPAC at that time) or any successor or other entity holding, directly or indirectly, 50% or more of all the assets of SPAC and its Subsidiaries that results in the stockholders of SPAC (or such Subsidiary or Subsidiaries) or any successor or other entity holding, directly or indirectly, 50% or more of the assets of SPAC and its Subsidiaries or the surviving entity thereof, as applicable, immediately before the consummation of such transaction or series of related transactions holding, directly or indirectly, less than 50% of the voting power of SPAC (or such Subsidiary or Subsidiaries) or any successor, other entity or surviving entity thereof, as applicable, immediately following the consummation of such transaction or series of related transactions.

(d) The Contingency Consideration and the Share Targets shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Series A Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Series A Common Stock, occurring on or after the date hereof and prior to the time any such Contingency Consideration is delivered to the Company Stockholders, if any.

(e) The right of the Company Stockholders to receive the Contingency Consideration (i) is solely a contractual right and will not be evidenced by a certificate and does not constitute a security or other instrument, (ii) may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than upon written notice to SPAC pursuant to a Permitted Transfer, and (iii) does not give the Company Stockholders any right to receive interest payments. There is no guaranty or other assurance of any kind that any Contingency Consideration will be payable hereunder (regardless of any projections, models, forecasts or any other financial data generated by, or provided to, the Company, SPAC or their respective Affiliates or Representatives). For purposes of this Agreement, “Permitted Transfer” means (A) a transfer on death by will or intestacy, (B) a transfer by instrument to an inter vivos or testamentary trust for beneficiaries upon the death of the trustee, (C) a transfer made pursuant to an order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation), (D) a transfer by a partnership or limited liability company through a distribution to its partners or members, as applicable, in each case without consideration, or (E) a transfer made by operation of law (including a consolidation or merger) or as pursuant to the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity.

(f) If the consideration to be received by holders of Series A Common Stock in a Change of Control includes non-cash consideration, then the value of such consideration for the purposes of Section 2.2(c) shall be determined in good faith by the SPAC Board.

Section 2.3. Incentive Shares.

(a) SPAC Incentive Shares. Prior to the Closing, SPAC, the Company and Sponsor shall enter into the SPAC Incentive Shares Escrow Agreement, providing for the SPAC Incentive Share Escrow Account into which, at Closing, SPAC shall issue and deliver 2,000,000 shares of Series A Common Stock, which shall be disbursed pursuant to the SPAC Incentive Share Escrow Agreement by the joint written consent of Sponsor and the Company to SPAC stockholders on a pro rata basis to induce non-redemption commitments from SPAC stockholders. Any SPAC Incentive Shares that are undistributed for such purpose after 180 days following the Closing shall be forfeited and cancelled.

(b) Company Incentive Shares. Notwithstanding anything in this Agreement to the contrary, 22,500,000 shares Series A Common Stock of the total Merger Consideration (the “Company Incentive Shares”) to be issued to the Company Stockholders will be reduced from the Merger Consideration and equally divided among the Sponsor, the Company and Abpro Bio Co., Ltd. for each such Person to use in the PIPE Financing or to obtain capital for SPAC or the Surviving Company. Any of the Company Incentive Shares that are not used or allocated by the Sponsor, the Company or Abpro Bio Co., Ltd. to any Person by the Closing shall be deemed forfeited and shall not be issued to any other Person, including the Company Stockholders.

Section 2.4. Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Pillsbury Winthrop Shaw Pittman LLP, 31 W. 52nd Street, New York, New York 10019, as promptly as reasonably practicable, but in no event later than the third Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date or time as SPAC and the Company may agree in writing, or electronically by exchange of the closing deliverables by the means provided in Section 8.11.

Section 2.5. Allocation Schedule. No later than five Business Days prior to the Closing Date, the Company shall deliver to SPAC an allocation schedule (the “Allocation Schedule”) setting forth (a) (i) the number of Company Equity Securities held by each Company Stockholder, (ii) the number of shares of Company Common Stock to be issued and outstanding as of immediately prior to the Effective Time, including pursuant to outstanding Company Preferred Stock, (iii) the number of shares of Company Common Stock subject to each Company Option held by each holder thereof, including the tax status of such Company Option, whether each such Company Option will be a Vested Company Option or an Unvested Company Option and the exercise price thereof, and the holder’s employment or service status with the Company; (iv) the number of shares of Company Common Stock subject to each Company RSU held by each holder thereof, including whether each such Company RSU will be a Rollover RSU; (b) the number of shares of Series A Common Stock that will be subject to each Rollover Option or Rollover RSU, and the exercise price of each Rollover Option at the Effective Time, determined in accordance with Section 2.6, as well as reasonably detailed calculations with respect to the components and subcomponents thereof; (c) the portion of the Merger Consideration allocated to each Company Stockholder pursuant to Section 2.1(a)(vii), as well as reasonably detailed calculations with respect to the components and subcomponents thereof; (d) the portion of the Contingency Consideration allocated to each Company Stockholder, in the event that any Contingency Consideration becomes payable, as well as reasonably detailed calculations with respect to the components and subcomponents thereof; and (e) a certification, duly executed by an authorized officer of the Company, that the information and calculations delivered pursuant to clauses (a), (b), (c) and (d) are, and will be as of immediately prior to the Effective Time, (i) true and correct in all respects, and (ii) in accordance with the applicable provisions of this Agreement, the Governing Documents of the Company and applicable Laws and, in the case of Company Options and Company RSUs, the Company Equity Plan and any applicable grant or similar agreement with respect to any such Company Option or Company RSU. The Company will review any comments to the Allocation Schedule provided by SPAC or any of its Representatives and consider in good faith and incorporate any reasonable comments proposed by SPAC or any of its Representatives to correct inaccuracies. Notwithstanding the foregoing or anything to the contrary herein, the aggregate number of shares of Series A Common Stock that each Company Stockholder will have a right to receive pursuant to Section 2.1(a)(vii) will be rounded down to the nearest whole share. Notwithstanding the foregoing or anything to the contrary herein, the SPAC Parties and the Exchange Agent will be entitled to rely upon the Allocation Schedule for purposes of allocating the transaction consideration to the Company Stockholders under this Agreement or the agreement entered into by the Parties with the Exchange Agent, as applicable, and upon delivery, payment and issuance of the Aggregate Consideration on the Closing Date to the Exchange Agent, the SPAC and its respective Affiliates shall be deemed to have satisfied all obligations with respect to the payment of consideration under this Agreement (including with respect to the Aggregate Consideration), and none of them shall have (A) any further obligations to the Company, any Company Stockholder or any other Person with respect to the payment of any consideration under this Agreement, or (B) any Liability with respect to the allocation of the consideration under this Agreement, and the Company and the Company Stockholders hereby irrevocably waive and release the SPAC and its Affiliates (and, on and after the Closing, the Surviving Company and its Affiliates) from any and all claims arising out of or resulting from or related to such Allocation Schedule and the allocation of the Share Consideration, as the case may be, among each Company Stockholder as set forth in such Allocation Schedule.

Section 2.6. Treatment of Company Options and Company RSUs.

(a) At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person, each Company Option (whether a Vested Company Option or an Unvested Company Option) shall cease to represent the right to purchase shares of Company Common Stock and shall be converted into an option to purchase shares of Series A Common Stock (each, a “Rollover Option”) in an amount, at an exercise price and subject to such terms and conditions determined as set forth below. Each Rollover Option shall (i) be exercisable for, and represent the right to purchase, a number of shares of Series A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Company Common Stock subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and (ii) have an exercise price per share of Series A Common Stock (rounded up to the nearest whole cent) subject to such Rollover Option equal to (A) the exercise price per share of Company Common Stock applicable to the corresponding Company Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, termination protection, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or the Ancillary Documents or for such other immaterial administrative or ministerial changes as the SPAC Board (or the compensation committee of the SPAC Board) may determine in good faith are necessary to effectuate the administration of the Rollover Options. Such conversion shall occur in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code.

(b) At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person, each Unvested Company RSU that is either (i) held by an employee of the Company as of the Effective Time or (ii) is held by a person that has been designated by the Company as a member of the Post-Closing Board, shall cease to represent the right to receive shares of Company Common Stock and shall be converted into a restricted stock unit denominated in shares of Series A Common Stock (each, a “Rollover RSU”) in an amount and subject to such terms and conditions determined as set forth below. Each Rollover RSU shall represent the right to receive on settlement, a number of shares of Series A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Company Common Stock subject to the corresponding Company RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio. Each Rollover RSU shall be subject to the same terms and conditions (including applicable vesting, termination protection, expiration and forfeiture provisions) that applied to the corresponding Company RSU immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or the Ancillary Documents or for such other immaterial administrative or ministerial changes as the SPAC Board (or the compensation committee of the SPAC Board) may determine in good faith are necessary to effectuate the administration of the Rollover RSUs.

(c) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, (i) each Vested Company RSU issued and outstanding as of immediately prior to the Effective Time shall be canceled and extinguished and be converted into the right to receive a number of shares of Series A Common Stock equal to the Merger Consideration, and (ii) each Unvested Company RSU that is not converted into a Rollover RSU shall be cancelled at the Effective Time and forfeited for no consideration.

(d) At the Effective Time, SPAC shall assume the Company Equity Plan and (i) all Company Options shall no longer be outstanding and shall automatically be converted into Rollover Options, and each holder thereof shall cease to have any rights with respect thereto, except as otherwise expressly provided for in this Section 2.6, (ii) all Company RSUs (whether vested or unvested) shall no longer be outstanding and each holder thereof shall cease to have any rights with respect thereto, except as otherwise expressly provided for in this Section 2.6, (iii) all shares of Company Common Stock reserved for issuance pursuant to the Company Equity Plan shall automatically be cancelled, and (iv) no further grants shall be made pursuant to the Company Equity Plan following the Effective Time.

(e) Prior to the Closing, the Company shall take, or cause to be taken, all necessary actions under the Company Equity Plan (and the underlying grant, award or similar agreements) to give effect to the provisions of this Section 2.6.

Section 2.7. Closing Actions and Deliverables.

(a) At least five Business Days prior to the Closing Date, SPAC shall appoint and engage Continental Stock Transfer & Trust Company as exchange agent (the “Exchange Agent”) for the purpose of exchanging Certificates, if any, representing the Company Shares, and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, for the portion of the Merger Consideration issuable in respect of such Company Share pursuant to Section 2.1(a)(vii), and on the terms and subject to the other conditions set forth in this Agreement.

(b) Prior to the Effective Time, SPAC shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.7 through the Exchange Agent, evidence of Series A Common Stock in book-entry form representing the portion of the Merger Consideration issuable pursuant to Section 2.1(a)(vii) in exchange for the Company Shares outstanding immediately prior to the Effective Time. All shares in book-entry form representing the portion of the Merger Consideration issuable pursuant to Section 2.1(a)(vii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund.” SPAC shall cause the Exchange Agent pursuant to irrevocable instructions, to deliver that portion of the Merger Consideration consisting of SPAC Common Stock out of the Exchange Fund in accordance with this Agreement. Except as contemplated by this Section 2.7 hereof, the Exchange Fund shall not be used for any other purpose.

(c) Each Company Stockholder whose Company Shares have been converted into the right to receive a portion of the Merger Consideration pursuant to Section 2.1(a)(vii) shall be entitled to receive the portion of the Merger Consideration to which he, she or it is entitled on the date provided in Section 2.7(d) upon (i) surrender of a Certificate (or affidavit of loss, in lieu thereof, in the form required by the Exchange Agent) (including, for the avoidance of doubt, any documents or agreements required by the Exchange Agent) to the Exchange Agent, or (ii) delivery of an “agent’s message” in the case of Company Common Stock held in book-entry form (including, for the avoidance of doubt, any documents or agreements required by the Exchange Agent) to the Exchange Agent.

(d) If any Certificates (or affidavit of loss, in lieu thereof, in the form required by the Exchange Agent) or an “agent’s message,” as applicable, is delivered to the Exchange Agent in accordance with Section 2.7(c) (i) at least one Business Day prior to the Closing Date, then SPAC and the Company shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the applicable Company Stockholder in book-entry form on the Closing Date, or (ii) less than one Business Day prior to or on or after the Closing Date, then SPAC and the Company (or the Surviving Corporation) shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the Company Stockholder in book-entry form within two Business Days after such delivery.

(e) If any portion of the Merger Consideration is to be issued to a Person other than the Company Stockholder in whose name the surrendered Certificate is, or the transferred Company Shares in book-entry form are, registered, it shall be a condition to the issuance of the applicable portion of the Merger Consideration that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, or such Company Shares in book-entry form shall be properly transferred, and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer or similar Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Shares in book-entry form, or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(f) No interest will be paid or accrued on the Merger Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.7, each Company Share (other than, for the avoidance of doubt, the Company Shares cancelled in accordance with Section 2.1(a)(viii)) shall solely represent the right to receive a portion of the Merger Consideration to which such Company Share is entitled pursuant to Section 2.1(a)(vii).

(g) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.

(h) Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders 12 months following the Closing Date shall be delivered to SPAC or as otherwise instructed by SPAC, and any Company Stockholder who has not exchanged his, her or its Company Shares for the applicable portion of the Merger Consideration in accordance with this Section 2.7 prior to that time shall thereafter look only to SPAC for the issuance of the applicable portion of the Merger Consideration, without any interest thereon. None of SPAC, the Surviving Corporation or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat or similar Law. Any portion of the Merger Consideration remaining unclaimed by the Company Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of SPAC free and clear of any claims or interest of any Person previously entitled thereto.

(i) None of the Exchange Agent, SPAC, the Surviving Corporation or any of their respective Affiliates shall be liable to any holder of SPAC Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 2.7.

(j) Notwithstanding any other provision of this Agreement, no fractional shares of SPAC Common Stock will be issued, and the number of shares of SPAC Common Stock each holder of shares of SPAC Common Stock or Company Shares, as applicable, is entitled to receive pursuant to ARTICLE II will be rounded down to the nearest whole share.

(k) At the Closing:

(i) SPAC shall deliver, or cause to be delivered to the Company, the written resignations of all of the directors and officers of SPAC and Merger Sub (other than those Persons identified as directors of SPAC immediately after the Effective Time, in accordance with the provisions of Section 5.16), effective as of the Effective Time;

(ii) SPAC shall issue and deliver the SPAC Incentive Shares into the SPAC Incentive Share Escrow Account;

(iii) SPAC shall issue and deliver 350,000 shares of Series A Common Stock to Pillsbury Winthrop Shaw Pittman LLP as partial compensation for services rendered in connection with the Merger, and 400,000 shares to Cantor Fitzgerald in full satisfaction of deferred underwriters fee due to Cantor; and

(iv) the Company shall deliver or cause to be delivered to SPAC (A) the Company Lock-Up Agreements, duly executed by the Persons listed on Section 2.7(k)(ii) of the Company Disclosure

Schedules, and (B) as necessary, a duly executed certificate substantially in the form described in Treasury Regulations Section 1.1445-2(c)(3), together with a notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

Section 2.8. Withholding. SPAC, the Exchange Agent and any of their Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement and any Ancillary Document, such amounts as are required to be deducted and withheld under applicable Tax Law; provided, however, that before making any deduction or withholding pursuant to this Section 2.8, other than in connection with any deduction or withholding attributable to either (i) payments that are compensatory in nature or (ii) a failure of the Company to comply with Section 2.7(k)(ii), SPAC shall use commercially reasonable efforts to give the Company at least three days prior written notice of any anticipated deduction or withholding to provide the Company with sufficient opportunity to provide any forms or other documentation from the applicable equity holders or take such other steps in order to avoid such deduction or withholding and shall reasonably consult and cooperate with the Company in good faith to attempt to reduce or eliminate any amounts that would otherwise be deducted or withheld pursuant to this Section 2.8. To the extent that amounts are so withheld and remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.9. Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL shall not be converted into the right to receive such Persons’ portions of the Merger Consideration, but rather the holders of such Dissenting Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Dissenting Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration (for the avoidance of doubt, without any interest thereon), upon proper delivery to the Exchange Agent of such Person’s Certificates (or affidavit of loss, in lieu thereof, in the form required by the Exchange Agent) or an “agent’s message,” as applicable (including, for the avoidance of doubt, any documents or agreements required by the Exchange Agent). The Company shall provide prompt notice to SPAC of any demands received by the Company for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL received by the Company. To the extent permitted by applicable Law, SPAC shall have the opportunity to participate with the Company in any and all negotiations and proceedings with respect to such demands. Prior to the Effective Time, neither the Company nor SPAC shall, without the prior written consent of the other party, voluntarily make any payment with respect to, or settle or offer to settle, any such demands or applications, waive any failure to timely deliver a written demand for appraisal, or agree to do any of the foregoing.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the SPAC Parties, as of the date hereof and as of the Closing Date, as follows:

Section 3.1. Organization and Qualification.

(a) The Company and its Subsidiaries are corporations duly organized or formed, as applicable, validly existing and in good standing under the Laws of their jurisdiction of incorporation. The Company and its Subsidiaries have the requisite corporate power and authority to own, lease and operate their properties and to carry on the Business as presently conducted, except where the failure to have such power or authority would not, and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of the Company and its Subsidiaries have been made available to SPAC, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and its Subsidiaries are in full force and effect and neither the Company nor its Subsidiaries is in breach or violation of any provision set forth in its Governing Documents.

(c) The Company and its Subsidiaries are duly qualified or licensed to transact business and are in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by them, or the nature of the business conducted by them, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (or the equivalent thereof) would not, and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.2. Capitalization.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof (which does not include any Subsidiary of the Company), (iii) with respect to each Company Option, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, (D) any applicable vesting schedule (including acceleration provisions), (E) the number of shares of Company Common Stock subject to the Company Option, (F) whether the Company Option is an Incentive Stock Option. All of the Company Shares have been duly authorized and validly issued and are fully paid and non-assessable. The Company Shares (1) were not issued in violation of the Governing Documents of the Company or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, and (4) are free and clear of all Liens (other than transfer restrictions under applicable Securities Law). Except for the Company Options set forth on Section 3.2(a) of the Company Disclosure Schedules, as of the date of this Agreement, the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights, or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in the case of each of clause (x) and (y), that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company or any of its Subsidiaries. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company Shares. No Company Shares are held by a Subsidiary.

(b) Other than the Equity Securities it holds in each of its Subsidiaries, the Company does not own or hold (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Securities, and the Company is not a partner or member of any partnership, limited liability company or joint venture.

(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement and the debtor and creditor thereof.

(d) Section 3.2(d) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Company and its Subsidiaries, identifying for each such Change of Control Payment (i) the Person eligible to receive such Change of Control Payment, (ii) an estimate of the total potential amount of such Change of Control Payment, and (iii) the Contract or other arrangement pursuant to which such Change of Control Payment is payable or required to be made.

(e) Except as set forth in Section 3.2(e) of the Company Disclosure Schedules, each Company Option and each Company RSU was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the applicable Company Equity Plan, and each Company Option has an exercise price per share that is equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, determined in a manner consistent with Section 409A of the Code.

Section 3.3. Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Subject to obtaining the Company Stockholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of the Company. Subject to obtaining the Company Stockholder Written Consent, this Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity (“Enforceability Exceptions”). On or prior to the date of this Agreement, the Company Board has duly adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interest of the Company, and the Company Stockholders, (ii) approving the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby and thereby and (iii) resolving to recommend the approval of this Agreement and the transactions contemplated hereby and thereby by the holders of Company Shares entitled to vote thereon. No other corporate action or vote is required under applicable Law, the Governing Documents of the Company, on the part of the Company or any Company Stockholders, to enter into this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, or to approve the Merger.

Section 3.4. Subsidiaries.

(a) Set forth on Section 3.4(a) of the Company Disclosure Schedules is a list of the Company’s Subsidiaries, together with their jurisdiction of incorporation, and a true and complete statement of the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary.

(b) All of the issued share capital, stock or other voting or equity securities of each Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable. All of the ownership interests in each Subsidiary are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) and have not been issued in violation of preemptive or similar rights. There are no outstanding (i) subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities of any Subsidiary convertible into or exchangeable or exercisable for shares or voting or equity securities of any Subsidiary, or any other Contracts to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound obligating the Company or any Subsidiary to issue or sell any shares of, other equity interests in or debt securities of, any Subsidiary, or (ii) equity equivalents, phantom stock, options, appreciation rights, stock units, profits interests or other rights to acquire from the

Company or any Subsidiary, or other obligation of the Company or any Subsidiary to issue, any shares, voting or equity securities or securities convertible into or exchangeable for shares or voting or equity securities of any Subsidiary (the items in clauses (i) and (ii) being, collectively, “Subsidiary Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities. None of the Subsidiaries owns any equity, ownership, profit, voting or similar interest in, or any interest convertible, exchangeable or exercisable for, any equity, profit, voting or similar interest in, any Person. No Subsidiary is party to any shareholders agreement, voting agreement, proxies, registration rights agreement or other similar agreements relating to its equity interests.

Section 3.5. Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to SPAC true and complete copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2022 and December 31, 2021 and the related audited consolidated statements of operations and comprehensive loss, and stockholders’ deficit and cash flows of the Company and its Subsidiaries for each of the years then ended (collectively, the “Audited Company Financial Statements”), and the unaudited, consolidated balance sheets of the Company as of September 30, 2023 and the related unaudited, consolidated statements of operations and comprehensive loss of the Company and its Subsidiaries for the fiscal year to date period then ended (the “Unaudited Company Financial Statements” and, together with the Audited Company Financial Statements, the “Company Financial Statements”). The Company Financial Statements (including the notes thereto) and, when delivered pursuant to Section 5.7, the Additional Company Financial Statements and any pro forma financial statements, (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) fairly present, in all material respects, as applicable, the financial position, results of operations and cash flows of the Company and its Subsidiaries as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) in the case of the Audited Company Financial Statements and the Additional Company Financial Statements, when delivered pursuant to Section 5.7, were audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditors, and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the date hereof (including Regulation S-X or Regulation S-K, as applicable); provided that, the Unaudited Company Financial Statements do not include all of the notes or the information contained in such notes as required by GAAP for complete financial statements and are subject to normal year-end adjustments.

(b) Except (i) as set forth in the Company Financial Statements, (ii) for Liabilities incurred in the ordinary course of business as of September 30, 2023 (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of the respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (iv) either permitted to be incurred pursuant to or incurred in accordance with Section 5.1, (v) as set forth on the Company Disclosure Schedules, and (vi) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have no Liabilities required by GAAP to be reflected or reserved against in the consolidated balance sheet as of September 30, 2023 included in the Company Financial Statements.

(c) The Company has established and maintains a system of internal accounting controls that is designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization, and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company’s and its Subsidiaries’ assets.

(d) Except as set forth in Section 3.5(d) of the Company Disclosure Schedules, in the past three years, neither the Company nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim, written or otherwise, that there is (i) a “significant deficiency” in the internal controls over financial reporting of the Company and its Subsidiaries, (ii) a “material weakness” in the internal controls over financial reporting of the Company and its Subsidiaries, or (iii) fraud, whether or not material, that involves management or other employees of the Company or its Subsidiaries who have a significant role in the internal controls over financial reporting of the Company and its Subsidiaries.

Section 3.6. Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval, waiver or authorization of, or designation, declaration or filing with, any Person or Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act or any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby and thereby, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC, and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of Nasdaq to permit Series A Common Stock to be issued in accordance with this Agreement to be listed on Nasdaq, (iv) filing of the Certificate of Merger and filing of the charter amendment to effect the conversion of the Company Preferred Stock, (v) obtaining the Company Stockholder Written Consent, or (vi) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b) Subject to Section 3.6(a), neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party, nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract to which the Company or any of its Subsidiaries is a party, or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Company or any of its Subsidiaries or any of their respective properties or assets are bound, or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of the Company or any of its Subsidiaries, except, in the case of any of clauses (ii) through (iv)  above, as would not be material to the Company and its Subsidiaries taken as a whole.

Section 3.7. Permits. The Company and its Subsidiaries have all Permits that are required to own, lease or operate their properties and assets and to conduct the Business as currently conducted, except where the failure to obtain the same would not result in a Company Material Adverse Effect (the “Material Permits”). Except as is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms, and (b) no written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or any of its Subsidiaries. The Company and its Subsidiaries are, and (where applicable) have been for the past three (3) years prior to the date hereof, in all material respects fulfilling and performing their obligations under each of the Material Permits held by them or to which they are bound.

Section 3.8. Material Contracts.

(a) Section 3.8(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which the Company or any of its Subsidiaries is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.8(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on

Section 3.8(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts.”

(i) any Contract relating to Indebtedness of the Company or any of its Subsidiaries or to the placing of a Lien (other than any Permitted Lien) on any assets or properties of the Company or any of its Subsidiaries;

(ii) any Contract under which the Company or any of its Subsidiaries is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(iii) any Contract under which the Company or any of its Subsidiaries is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by the Company or any of its Subsidiaries, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(iv) any joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization, material research and development or other similar, Contract (including any such Contract that governs the research, development, ownership, enforcement, use, or other exploitation of any Intellectual Property Rights or other assets material to the Business);

(v) any Contract that (A) limits or purports to limit, in any respect, the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any respect, the operations of SPAC or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions, or (C) contains any other provisions restricting or purporting to restrict the ability of the Company or any of its Subsidiaries to sell, manufacture, develop, commercialize, test or research the Company Products, directly or indirectly through third parties, in any respect or that would so limit or purports to limit, in any respect, SPAC or any of its Affiliates after the Closing;

(vi) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by the Company or any of its Subsidiaries in an amount in excess of (A) $500,000 annually, or (B) $1,500,000 over the life of the agreement;

(vii) any Contract requiring the Company or any of its Subsidiaries to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of the Company or any of its Subsidiaries, in each case in excess of $500,000;

(viii) any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person, in each case in excess of $500,000;

(ix) any Contract required to be disclosed on Section 3.20 of the Company Disclosure Schedules;

(x) any Contract with any Person (A) pursuant to which the Company or any of its Subsidiaries (or SPAC or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events, in each case, relating to Company Products, or (B) under which the Company or any of its Subsidiaries grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Company Business Intellectual Property;

(xi) any Contract entered into by the Company or any of its Subsidiaries that constitutes a collective bargaining agreement or any other agreement executed between the Company or its Subsidiary, as applicable, and a union or similar organization;

(xii) any Contract governing the terms of the employment, engagement or services of any current director, manager, officer, employee, or Contingent Worker of the Company whose annual base salary (or,

in the case of a Contingent Worker, actual or anticipated annual base compensation) is in excess of $150,000, excluding any such Contract that either (A) is terminable by the Company at will or (B) that provides for severance of 30 days or less;

(xiii) any Contract providing for any Change of Control Payment of the type described in clause (a) of the definition thereof;

(xiv) any Contract for the disposition of any portion of the assets or business of the Company or any of its Subsidiaries or for the acquisition by the Company or any of its Subsidiaries of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which the Company or any of its Subsidiaries has any continuing obligation with respect to an “earn-out,” contingent purchase price or other contingent or deferred payment obligation;

(xv) any Contract pursuant to which the Company or any of its Subsidiaries (A) obtains any right to, or covenant not to be sued under, any Intellectual Property Right (other than any license for Off-the-Shelf Software), or (B) grants any right to, or covenant not to be sued under, any Intellectual Property Right;

(xvi) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement by the Company or any of its Subsidiaries, (B) with a Governmental Entity or which relates to alleged criminal wrongdoing, (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on the Company or any of its Subsidiaries (or SPAC or any of its Affiliates after the Closing), or (D) which requires the Company or any of its Subsidiaries to accept or concede material injunctive relief; and

(xvii) any other Contract the performance of which requires either (A) annual payments by the Company or any of its Subsidiaries in excess of $500,000, or (B) aggregate payments by the Company or any of its Subsidiaries in excess of $1,500,000 over the life of the agreement and, in each case, that is not terminable by the Company or its Subsidiary, as applicable, without penalty upon less than 30 days’ prior written notice.

(b) Except as set forth on Section 3.8(b) of the Company Disclosure Schedules, (i) each Material Contract is valid and binding on the Company or its Subsidiary, as applicable, and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect, and (ii) the Company and its Subsidiaries and, to the knowledge of the Company, the counterparties thereto, are not in material breach of, or default under, any Material Contract, and, to the knowledge of the Company, there are no facts or circumstances which would, or which would reasonably be expected to, lead to such breach or default. As of the date of this Agreement, no written notice of termination has been received by the Company with respect to any Material Contract, and to the knowledge of the Company, none of the other parties to any Material Contract has indicated to the Company that it intends to terminate the Material Contract or to terminate or reduce its business dealings with the Company.

Section 3.9. Absence of Changes. During the period beginning on September 30, 2023 and ending on the date of this Agreement, (a) except as set forth on Section 3.9(a) of the Company Disclosure Schedules, no Company Material Adverse Effect has occurred, and (b) except as expressly contemplated by this Agreement, any Ancillary Document, in connection with the transactions contemplated hereby and thereby, (i) the Company and its Subsidiaries have conducted the Business in the ordinary course in all material respects (including, for the avoidance of doubt, recent past practice in light of COVID-19), and (ii) neither the Company nor any of its Subsidiaries has taken any action that would require the consent of SPAC if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), (ii), (iv), (v), (vii), (ix), (x) (solely relating to the Company’s directors and officers), (xii), (xiii), (xiv), (xv)  and (xviii).

Section 3.10. Litigation. Except as set forth on Section 3.10 of the Company Disclosure Schedules, there is (and for the past three years there has been) (a) no Proceeding pending or, to the Company’s knowledge, threatened against the Company, any of its Subsidiaries or any of their respective directors or officers, or affecting any of the Company’s or its Subsidiaries’ respective assets or properties, that if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, and, to the Company’s knowledge, no facts exist that would reasonably be expected to form the basis for any such Proceeding; (b) no material Order to which the Company, its Subsidiaries, their respective directors and officers or any of the Company’s or its Subsidiaries’ respective properties or assets is subject; (c) no Proceeding by the Company or any of its Subsidiaries against any other Person, and no such Proceeding is or has been threatened in writing; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on the Company or any of its Subsidiaries or the operation of the Business; and (e) no pending or, to the Company’s knowledge, threatened, audit, examination or investigation by any Governmental Entities in respect of the Company or any of its Subsidiaries or any of their respective properties or assets, or any of the directors or officers of the Company or any of its Subsidiaries.

Section 3.11. Compliance with Applicable Law. The Company and its Subsidiaries (a) conduct (and for the past three years have conducted) the Business in accordance with all Laws and Orders applicable to them and are not in violation of any such Law or Order, and (b) have not received any written communications from a Governmental Entity and, to the Company’s knowledge, there is no such pending communication, that alleges that the Company or any of its Subsidiaries is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

Section 3.12. Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans.

(b) True, complete and correct copies of the following documents, with respect to each material Employee Benefit Plan, where applicable, have been delivered to SPAC (i) all documents embodying or governing such Employee Benefit Plan (or for unwritten Employee Benefit Plans, a written description of the material terms of such Employee Benefit Plan) and any funding medium for the Employee Benefit Plan, (ii) the most recent Internal Revenue Service determination or opinion letter, (iii) the most recently filed Form 5500, (iv) the most recent actuarial valuation report, (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto, (vi) the last three years of non-discrimination testing results, and (vii) all non-routine correspondence to and from any Governmental Entity in the last three years.

(c) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the Internal Revenue Service with respect to such qualification, or may rely on an opinion letter issued by the Internal Revenue Service with respect to a prototype plan adopted in accordance with the requirements for such reliance and, to the Company’s knowledge, no event or omission has occurred that would be reasonably likely to cause any such Employee Benefit Plan to lose such qualification.

(d) Each Employee Benefit Plan is and has been established, operated and administered in all material respects in accordance with applicable Laws and with its terms, including ERISA, the Code and the Affordable Care Act. No Employee Benefit Plan is, or since its inception has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance or similar program, or been the subject of any self-correction under any such program. As of the date hereof, no litigation or governmental administrative proceeding or audit (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, threatened with respect to any Employee Benefit Plan. All payments or contributions required to have been made with respect to all Employee Benefit Plans either have been timely made in all material respects or have been accrued in all material respects in accordance with the terms of the applicable Employee Benefit Plan and applicable Law.

(e) Neither the Company, its Subsidiaries nor any ERISA Affiliate (or any predecessor thereof) has, since the date the Company was organized, maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise, including on account of any ERISA Affiliate) with respect to (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(f) Except as set forth on Section 3.12(f) of the Company Disclosure Schedules, neither the Company nor its Subsidiaries provide or has any obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law and for which the recipient pays the full cost of coverage).

(g) Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(h) Except as set forth on Section 3.12(h) of the Company Disclosure Schedules, neither the execution or delivery of this Agreement or any Ancillary Document to which the Company is or will be a party, the approval of this Agreement by the Company Stockholders, nor the consummation of the transactions contemplated by this Agreement or any Ancillary Document to which the Company is or will be a party, could (either alone or in combination with any other event) reasonably be expected to (i) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to, or result in the forgiveness of any indebtedness of, any current or former director, manager, officer, employee, individual independent contractor or other individual service provider of the Company or any of its Subsidiaries under any Employee Benefit Plan, (ii) further restrict any rights of the Company or its Subsidiaries to merge, amend or terminate any Employee Benefit Plan, or (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(i) Neither the Company nor any of its Subsidiaries has any obligation to make any tax “gross-up” or similar “make whole” payments to any service provider with respect to any tax under Section 4999 or 409A of the Code.

(j) No Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.

Section 3.13. Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a) The Company is (and where still relevant, was) in compliance with all applicable material Environmental Laws (including whether applicable to its operations and the use or condition of any real property currently or formerly owned or leased).

(b) Neither the Company nor any of its Subsidiaries has received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged or potential violation or remediation requirement in any respect of, or a failure to comply in any respect with, any Environmental Laws.

(c) There is (and for the past three years there has been) no Proceeding pending or, to the Company’s knowledge, threatened against the Company, any of its Subsidiaries or any of their respective directors and officers pursuant to Environmental Laws.

(d) To the knowledge of the Company, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls or any other condition or contamination at or on any material real property currently or formerly owned or leased by the Company that require reporting, investigation, cleanup, remediation or any other type of response action by a Group Company pursuant to any Environmental Laws.

(e) There has not been, whether by the Company or any of its Subsidiaries, any manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.

(f) The Company has made available to SPAC copies of all material environmental, health and safety reports and documents that were prepared for the Company or its Subsidiaries by third parties and are in the Company’s or its Subsidiaries’ possession relating to the operations, properties or facilities of the Company and its Subsidiaries in the past three (3) years.

Section 3.14. Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, and (ii) any Patent included in the Company Licensed Intellectual Property that is exclusively licensed (including by field of use, territory or other manner) to the Company or any of its Subsidiaries (“Licensed Patents”), specifying as to each such item, as applicable, (A) the record owner of such item, (B) the jurisdictions in which such item has been issued, registered or filed, (C) the issuance, registration or application date, as applicable, for such item, and (D) the issuance, registration or application number, as applicable, for such item.

(b) All fees and filings necessary as of the date of this Agreement to maintain any application or registration, issuance, or grant of any Company Registered Intellectual Property and, to the Company’s knowledge, any Licensed Patents, have been timely submitted to the relevant patent office or other Governmental Entity, as applicable. As of the date of this Agreement, no item of the Company Registered Intellectual Property or, to the Company’s knowledge, Licensed Patents are lapsed, abandoned or cancelled. As of the date of this Agreement, the Company Registered Intellectual Property and, to the Company’s knowledge, Licensed Patents are not the subject of any pending Proceedings, including litigation, interference, re-examination, inter parties review, reissue, opposition, nullity or cancellation proceedings and, to the Company’s knowledge, no such Proceedings are threatened by any Governmental Entity or any other Person.

(c) Except as set forth in Section 3.14(c) of the Company Disclosure Schedules, the Company and its Subsidiaries exclusively own all right, title and interest in and to all Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) and hold all right, title and interest in and to all of the Company’s or its applicable Subsidiary’s rights under all Company Licensed Intellectual Property free and clear of any Lien (other than Permitted Liens). For each Patent included in the Company Owned Intellectual Property, each inventor listed or required to be listed on the Patent has assigned his or her rights to the Company or the relevant Subsidiary.

(d) The Company Business Intellectual Property, to the Company’s knowledge, constitutes all of the Intellectual Property Rights that are necessary to enable the Company and its Subsidiaries to conduct the Business as currently conducted and as currently contemplated to be conducted. The Company Registered Intellectual Property and Licensed Patents are currently in compliance with formal legal requirements of the applicable intellectual property office and are not subject to any maintenance fees or taxes or actions falling due within 90 days after the Closing Date, with the exception of responses, patent maintenance fees, and other filings due in the ordinary course of intellectual property prosecution with the applicable intellectual property offices. All Company Registered Intellectual Property and, to the knowledge of the Company, Licensed Patents are subsisting, and if registered, issued or granted, are valid and enforceable.

(e) The Company’s and its Subsidiaries’ former and current employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any Intellectual Property Rights for or on behalf of the Company (each such person, a “Creator”) have executed written agreements assigning to the Company or its relevant Subsidiary, as applicable, all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with the Company or any of its Subsidiaries.

(f) The Company and its Subsidiaries have taken reasonable steps to safeguard and maintain the secrecy of any trade secrets, confidential know-how and other confidential information owned by or licensed to the Company and its Subsidiaries. Without limiting the foregoing, the Company and its Subsidiaries have not disclosed any material trade secrets, confidential know-how or confidential information to any other Person unless such disclosure was under an appropriate written agreement containing appropriate limitations on use, reproduction and disclosure of such trade secret, confidential know-how or confidential information or was otherwise made subject to an appropriate duty of confidence. To the Company’s knowledge, as of the date of this Agreement there has been no violation or unauthorized access to or disclosure of any trade secrets, confidential know-how or confidential information of or in the possession of the Company or any of its Subsidiaries, or of any written obligations with respect to such.

(g) None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Company and its Subsidiaries or affects the validity, use or enforceability of any such Company Business Intellectual Property. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Company Owned Intellectual Property or the Company’s or its applicable Subsidiary’s rights under any Company Licensed Intellectual Property.

(h) To the Company’s knowledge, neither the Company nor its Subsidiaries nor any actual or currently contemplated design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution or other exploitation of any Company Product infringes, misappropriates or otherwise violates (or in the past infringed, misappropriated or otherwise violated) any Intellectual Property Rights of any other Person.

(i) In the past three years, there has been no Proceeding pending against the Company or any of its Subsidiaries nor has the Company or any of its Subsidiaries received any written communications nor, to the knowledge of the Company, is any Proceeding threatened against the Company or any of its Subsidiaries (i) alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, or (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property.

(j) Except as set forth on Section 3.14(j) of the Company Disclosure Schedules, to the Company’s knowledge, no Person is (or was at any time in the past three years) infringing, misappropriating or otherwise violating any Company Owned Intellectual Property or the Licensed Patents. For the past three years, neither the Company nor any of its Subsidiaries has made any claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property or Licensed Patents.

(k) The Company and its Subsidiaries own or have obtained, possess and are in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that they own or lease or that are otherwise under the control of the Company and its Subsidiaries and used by them in connection with the Business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(l) Section 3.14(l) of the Company Disclosure Schedules contains a true and complete list of any and all Company Owned Intellectual Property or Licensed Patent that was created, developed or reduced to practice, or is being created, developed or reduced to practice, (i) pursuant to, or in connection with, any Contract with any Governmental Entity or Governmental Entity-affiliated entity, or university, college or other educational institution, or (ii) using any funding or facilities of any Governmental Entity or Governmental Entity-affiliated entity, or university, college or other educational institution (collectively,

“Government Funded IP”). To the Company’s knowledge, the applicable licensors of the Licensed Patents included in the Government Funded IP, have taken any and all actions necessary to obtain, secure, maintain, enforce and protect the Company’s or its applicable Subsidiary’s right, title and interest in, to and under all Government Funded IP, and the Company and its Subsidiaries, and to the Company’s knowledge the applicable licensors of any Government Funded IP, have complied with any and all any Intellectual Property Rights disclosure and/or licensing obligations under any applicable contract referenced in clause (i) above.

Section 3.15. Labor Matters.

(a) Section 3.15(a) of the Company Disclosure Schedules contains a complete and accurate list of all employees of the Company and its Subsidiaries as of the date of this Agreement, setting forth for each employee: (i) the employee’s position or title, (ii) the entity that employs the individual, (iii) whether classified as exempt or non-exempt for wage and hour purposes, (iv) the employee’s actual annual base salary (if paid on a salary basis), hourly rate (if paid on an hourly basis) or commission rate (if paid on a purely commission basis), as applicable, (v) bonus and commission potential, (vi) for any part-time employee, average scheduled hours per week, (vii) date of hire, (viii) business location, (ix) status (i.e., active or inactive and if inactive, the type of leave and estimated duration), and (x) any visa or work permit status and the date of expiration, if applicable.

(b) The Company and its Subsidiaries are, and for the past three years have been, in compliance in all material respects with all applicable Laws and regulations respecting labor and employment matters, including fair employment practices, pay equity, the classification of independent contractors, workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, affirmative action, terms and conditions of employment, employee leave and wages and hours, including payment of minimum wages and overtime. Except as set forth in Section 3.15(b) of the Company Disclosure Schedules, the Company and its Subsidiaries are not delinquent in any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, severance, fees or other direct compensation, as applicable, due with respect to any services performed for it or amounts required to be reimbursed to such employees or Contingent Workers, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) Currently and within the three years preceding the date of this Agreement, the Company and its Subsidiaries have not been party to or, to the Company’s knowledge, the subject of any litigation, arbitration, mediation, governmental audit, administrative agency proceeding, private dispute resolution proceeding or governmental investigation, in each case relating to employment or labor matters concerning the employees or Contingent Workers of the Company and its Subsidiaries, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and the Company and its Subsidiaries have not conducted an internal investigation or authorized a third-party investigation (including those concerning allegations of employment discrimination, retaliation, noncompliance with wage and hour Laws, the misclassification of independent contractors, violation of restrictive covenants, sexual harassment or misconduct, other unlawful harassment, or unfair labor practices), in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) In the past three years, the Company and its Subsidiaries have not experienced a “plant closing,” “business closing,” or “mass layoff” or similar group employment loss as defined in the federal WARN Act or any similar state or local Law affecting any site of employment of the Company or its Subsidiaries or one or more facilities or operating units within any site of employment or facility of the Company or its Subsidiaries. During the 90-day period preceding the date of this Agreement, no employee has suffered an “employment loss” as defined in the WARN Act with respect to the Company or its Subsidiaries.

(e) The Company and its Subsidiaries are not a party to any collective bargaining agreements or other agreements with any labor organization, labor union, works council or other employee representative or any other Contract with a labor union, labor organization, works council, employee delegate, representative or other employee collective group, nor to the knowledge of the Company is there any duty on the part of the Company or any of its Subsidiaries to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. For the past three years, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against the Company or any of its Subsidiaries. To the Company’s knowledge, for the past three years, there have been no labor organizing activities with respect to any employees of the Company or any of its Subsidiaries.

(f) Except as set forth in Section 3.15(f) of the Company Disclosure Schedules, to the knowledge of the Company, no Key Employee has provided written notice, as of the date of this Agreement, of a plan to terminate his or her employment with such entity.

(g) In the last three years, to the knowledge of the Company, no allegations of sexual harassment or sexual misconduct have been made to the Company or any of its Subsidiaries against any officer, executive or management-level employee of the Company or any of its Subsidiaries.

Section 3.16. Insurance. Section 3.16 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of material insurance owned or held by the Company or its Subsidiaries as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement and true and complete copies of all such policies have been made available to SPAC. Neither the Company nor any of its Subsidiaries is in breach or otherwise in default under the terms of such policies and, to the Company’s knowledge, no facts or circumstances exist which would result in any such breach or default, in each case, which has voided, would void, or which might reasonably be expected to void, any coverages under such policies. As of the date of this Agreement, no claim by the Company or any of its Subsidiaries is pending under any such policies as to which coverage has been questioned, denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The coverages provided by such policies are usual and customary in amount and scope for the Business as currently conducted and sufficient to comply with any insurance required to be maintained under Material Contracts.

Section 3.17. Tax Matters.

(a) The Company and its Subsidiaries have prepared and filed all material Tax Returns required to have been filed by them, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws, and the Company and its Subsidiaries have paid all material Taxes required to have been paid by them regardless of whether shown on a Tax Return.

(b) The Company and its Subsidiaries have timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service provider, equity interest holder or other third-party.

(c) The Company and its Subsidiaries are not currently the subject of a Tax audit or examination, and have not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case, with respect to material Taxes.

(d) The Company and its Subsidiaries have not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter ruling, technical advice memoranda or similar agreement or ruling has been entered into or issued by any Tax Authority with respect to the Company or any of its Subsidiaries which agreement or ruling would be effective after the Closing Date.

(f) The Company and its Subsidiaries are not nor have they been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for Taxes on any assets of the Company or its Subsidiaries other than Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries has been a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (ii) has any material Liability for the Taxes of any Person (other than the Company or any of its Subsidiaries, as applicable) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise (other than any Contract entered into in the ordinary course of business, the principal purpose of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where the Company and its Subsidiaries do not file a particular type of Tax Return or pay a particular type of Tax that the Company or any of its Subsidiaries is or may be required to file such type of Tax Return in or pay such type of Tax to that jurisdiction, which claims have not been resolved or withdrawn.

(k) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreement (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) The Company and its Subsidiaries are tax residents only in their respective jurisdiction of formation, and are not managed or controlled outside such jurisdiction for income Tax purposes, but only to the extent that the failure of this representation to be true could reasonably be expected to give rise to a material Tax liability.

(m) Neither the Company nor any of its Subsidiaries has a branch, permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized, but only to the extent that the failure of this representation to be true could reasonably be expected to give rise to a material Tax liability.

(n) The Company and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) deferred revenue or prepaid amount received on or prior to the Closing Date outside of the ordinary course of Business; (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); or (vi) election under Section 965(h) of the Code.

(o) Neither the Company nor any of its Subsidiaries has deferred any material Taxes under the CARES Act.

(p) All related party transactions involving the Company or any of its Subsidiaries are at arm’s length in material compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder and any similar provision of state, local or non-U.S. Law, but only to the extent that the failure of this representation to be true could reasonably be expected to give rise to a material Tax liability.

(q) Neither the Company nor any of its Subsidiaries (i) knows of any fact or circumstance, or (ii) has taken or agreed to take any action, that, alone or in combination, could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 3.18. Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.18 of the Company Disclosure Schedules (which fees shall, if applicable, be subject to Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, any of its Subsidiaries or any of their respective Affiliates for which the Company or its Subsidiaries has any obligation.

Section 3.19. Real and Personal Property.

(a) Owned Real Property. The Company does not own any real property.

(b) Leased Real Property. Section 3.19(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased or otherwise occupied by the Company and its Subsidiaries (the “Leased Real Property”) and all Real Property Leases pursuant to which the Company or any of its Subsidiaries is a tenant or landlord (or sub-tenant or sub-landlord) as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to SPAC. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the Company or its Subsidiary (as applicable), enforceable in accordance with its terms against the Company or its Subsidiary (as applicable) and, to the Company’s knowledge, each other party thereto, subject to the Enforceability Exceptions. There is no material breach or default by the Company or its Subsidiary (as applicable) or, to the Company’s knowledge, any third party under any Real Property Lease. The Company has not leased, subleased, licensed or granted occupancy rights in any parcel or any portion of any parcel of Leased Real Property to any other Person and no other Person has any rights to the use, occupancy or enjoyment thereof pursuant to any lease, sublease, license, occupancy or other agreement, nor has the Company assigned its interest under any Real Property Lease to any third party, in each case, in any material respects. No other Person is otherwise interfering with the unrestricted use of such property by the Company in all material respects. The Leased Real Property constitutes all of the material real property used or occupied by the Company in connection with the conduct of the Business. Other than the expiry or other possible future termination of the relevant Real Property Lease in accordance with its terms, there is no other covenant, restriction or obligation other than set forth under the relevant Real Property Lease which materially adversely affects, or may materially adversely affect in the future, the use of any Leased Real Property by the Company.

(c) Personal Property. Except as set forth in Section 3.19(c) of the Company Disclosure Schedules, the Company and its Subsidiaries have good, valid and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and properties of the Company and its Subsidiaries reflected in the Company Financial Statements or thereafter acquired by the Company or any of its Subsidiaries prior to the date hereof, except for assets disposed of in the ordinary course of business. Such assets and properties are free and clear of any Liens (other than Permitted Liens or Liens that do not materially and adversely affect the operation of the businesses of the Company).

(d) Tangible Assets. The tangible assets owned, leased or otherwise used by the Company are in good condition (except for ordinary wear and tear).

Section 3.20. Transactions with Affiliates. Section 3.20 of the Company Disclosure Schedules sets forth all Contracts between (a) the Company or any of its Subsidiaries, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of the Company or any of its Subsidiaries, or, to the Company’s knowledge, any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with or service as a director to (including benefit plans and other ordinary course compensation from) the Company or any of its Subsidiaries entered into in the ordinary course of business and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in the Business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of the Company or any of its Subsidiaries, or (C) owes any material amount to, or is owed any material amount by, or has any claim or cause of action against the Company or any of its Subsidiaries (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions that, if entered into after the date of this Agreement, are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.20 are referred to herein as “Company Related Party Transactions.”

Section 3.21. Data Privacy and Security.

(a) The Company and its Subsidiaries have at all times complied in all material respects with all applicable Privacy Laws, Privacy and Data Security Policies (as defined below) and contractual commitments relating to the Processing of Personal Data (collectively, the “Privacy Requirements”). The Company has adopted written policies relating to the Processing of Personal Data as and to the extent required by applicable Law (“Privacy and Data Security Policies”).

(b) There is no pending, nor has there been any Proceeding against the Company or any of its Subsidiaries initiated by (i) any Person, (ii) the United States Federal Trade Commission, any state attorney general or similar state official, (iii) any other Governmental Entity, foreign or domestic, or (iv) any regulatory or self-regulatory entity, alleging that any Processing of Personal Data by or on behalf of the Company or any of its Subsidiaries is in violation of any Privacy Requirements or Privacy Laws.

(c) The Company has implemented and maintained, consistent with practices reasonable for similarly-situated companies in the industry in which the Company operates and its respective obligations to third parties, reasonable security and other measures designed to be adequate to protect the Company IT Systems used by the Company to store, process or transmit Intellectual Property Rights of the Company or Personal Data from loss, theft, unauthorized access, use, disclosure or modification, including reasonable measures (no less than reasonable for similarly-situated companies in the industry in which the Company operates) designed to be adequate to (i) secure Company IT Systems from unauthorized access and use by any Person; (ii) defend Company IT Systems against Malicious Code, denial of service attacks, distributed denial of service attacks, hacking attempts, and like attacks and activities by any other Person; and (iii) ensure the continued and uninterrupted operation of Company IT Systems, including by employing reasonable security, maintenance, disaster recovery, redundancy, backup, archiving, and anti-virus systems (no less than reasonable for similarly-situated companies in the industry in which the Company operates) designed to be adequate to maintain and protect the performance, confidentiality, integrity and security of all Company IT Systems (and all software, information and data stored or contained therein or transmitted thereby). To the Company’s knowledge, none of the Company IT Systems contain any (A) devices, errors, contaminants or effects that materially disrupt or adversely affect the functionality of any Company IT Systems (or any software stored or contained therein), or enable or assist any Person to access any Company IT Systems (or any software, information or data stored or contained therein or transmitted thereby) without authorization, or (B) Malicious Code.

(d) There has been no breach of security resulting in unauthorized access, use or disclosure of Personal Data in the possession or control of the Company or any of its Subsidiaries or, to the Company’s knowledge, any of its contractors with regard to any Personal Data obtained from or on behalf of the

Company or any of its Subsidiaries, or any unauthorized intrusions or breaches of security into the Company’s or its Subsidiaries’ systems.

(e) The Company and its Subsidiaries own or have license to use the Company IT Systems as currently conducted. To the Company’s knowledge, none of the Company IT Systems contain any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine that causes the Software of any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any unauthorized person.

(f) Neither the Company nor, to the Company’s knowledge, any third party acting at the direction or authorization of the Company has paid (i) any perpetrator of any data breach incident or cyber-attack; or (ii) any third party with actual or alleged information about a data breach incident or cyber-attack, in each case, pursuant to a request for payment from or on behalf of such perpetrator or other third party.

(g) The Company has taken commercially reasonable organizational, physical, administrative and technical measures required by Privacy Requirements, and consistent with standards typical for similarly-situated companies in the industry in which the Company operates, designed to protect the integrity, security and operations of the Company IT Systems. The Company and its Subsidiaries have implemented commercially reasonable procedures, satisfying the requirements of applicable Privacy Laws in all material respects, designed to protect Personal Data against loss and against unauthorized access, use, modification, disclosure or other misuse.

(h) The consummation of any of the transactions contemplated hereby or pursuant to any Ancillary Document will not violate any applicable Privacy Requirements.

(i) There have not been any Proceedings related to any data security incidents or any violations of any Privacy Requirements that have been asserted against the Company or any of its Subsidiaries and, to the Company’s knowledge, neither the Company nor any of its Subsidiaries has received any information relating to, or notice of any Proceedings with respect to, alleged violations by the Company or any of its Subsidiaries of any Privacy Requirements.

Section 3.22. Compliance with International Trade & Anti-Corruption Laws.

(a) Neither the Company nor any of its Subsidiaries nor their directors or officers nor, to the Company’s knowledge, any of their respective Representatives acting for or on their behalf, is or has been, for the past three years, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity, (ii) located, organized or resident in a country or territory which is itself the subject or target of any Sanctions and Export Control Laws, (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii), or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has, or the past three years, been the subject or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).

(b) Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any of their respective Representatives acting for or on their behalf, has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise violated any Anti-Corruption Laws.

(c) None of the Company, their directors and officers or, to the Company’s knowledge, any of their other Representatives or any other Persons acting for or on behalf of any of the foregoing has, directly or indirectly, violated any, or been subject to actual or, to the knowledge of the Company, pending or threatened Proceedings, demand letters, settlements or enforcement actions relating to any Anti-Corruption Law.

(d) During the last three years, the Company has complied with all applicable Anti-Corruption Laws.

Section 3.23. Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective, when the Registration Statement/Proxy Statement is mailed to the Pre-Closing SPAC Stockholders, or at the time of the SPAC Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.24. Regulatory Compliance.

(a) The Company, its Subsidiaries and the Company Products are in compliance in all respects with all Regulatory Permits. To the knowledge of the Company, no Governmental Entity is considering limiting, suspending or revoking any Regulatory Permit held by the Company or any of its Subsidiaries, if any. To the Company’s knowledge, each third party that is a sublicensee, manufacturer, contractor or agent for the Company or any of its Subsidiaries is in compliance in all respects with all Regulatory Permits, if any, required by all applicable Healthcare Laws insofar as they reasonably pertain to the Company Products.

(b) Since the date the Company was organized, neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any of their sublicensees, has received any written notice that the FDA, any similar foreign Governmental Entity, or any institutional animal care and use committee (or similar body responsible for oversight of animal research), has initiated, or threatened to initiate, any Proceeding to restrict or suspend nonclinical or clinical research of any Company Product or in which the Governmental Entity alleges or asserts a failure to comply with applicable Healthcare Laws.

(c) There are no Proceedings pending or, to the Company’s knowledge, threatened, with respect to any alleged violation by the Company or any of its Subsidiaries, or any of their sublicensees, of any applicable Healthcare Law as it relates to a Company Product. Neither the Company nor any of its Subsidiaries is party to or subject to any corporate integrity agreement, monitoring agreement, consent decree, deferred prosecution agreement, settlement order or similar Contract with or imposed by any Governmental Entity related to any applicable Healthcare Law.

(d) All Company Products are, as applicable, being researched, developed, tested, investigated, manufactured, prepared, packaged, labeled, stored and distributed in compliance in all respects with applicable Healthcare Laws.

(e) Since the date the Company was organized, neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any of their sublicensees, has distributed (including for the purposes of any clinical trial) any Company Product that were upon their shipment adulterated or misbranded in violation of 21 U.S.C. § 331. No Company Products have been seized, withdrawn, recalled, detained or subject to a suspension (other than in the ordinary course of business) of research, development, testing, manufacturing or distribution, and, to the Company’s knowledge, there are no facts or circumstances reasonably likely to cause the seizure, withdrawal, recall, or detention, or suspension (other than in the ordinary course of business) of research, development, testing, manufacturing, or distribution of any Company Product. There are no proceedings against the Company or any of its Subsidiaries, or, to the Company’s knowledge, their sublicensees, pending or threatened in writing seeking the withdrawal, recall, revocation, suspension, import detention or seizure of any Company Product.

(f) Neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any of the Company’s or its Subsidiaries’ sublicensees, or representative of the Company or any of its Subsidiaries or their sublicensees, has, made any untrue statement of a material fact or a fraudulent statement to the FDA or any other Governmental Entity responsible for enforcement or oversight with respect to applicable Healthcare Laws, or failed to disclose a material fact required to be disclosed to the FDA or such other Governmental Entity that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for any other Governmental

Entity to invoke a similar policy. Neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any of the Company’s or its Subsidiaries’ sublicensees, or any representative of the Company or any of its Subsidiaries or their sublicensees, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Laws or authorized by 21 U.S.C. § 335a(b) or any similar Laws. Neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any of the Company’s or its Subsidiaries’ sublicensees, any employee, agent, officer, director, or owner of more than 5% equity of the Company or any of its Subsidiaries or their sublicensees, has been convicted of any crime or engaged in any conduct for which such person or entity could be excluded from participating in any U.S. federal health care programs under 42 U.S.C. Section 1320a-7 or any similar Law. No debarment or exclusionary claims, actions, proceedings or investigations are pending or threatened in writing against the Company or any of its Subsidiaries, nor, to the Company’s knowledge, any of the Company’s or its Subsidiaries’ sublicensees or respective representatives.

(g) All nonclinical studies and clinical trials conducted or being conducted with respect to all Company Products by or at the direction of the Company or any of its Subsidiaries or, to the Company’s knowledge, their sublicensees have been and are being conducted in compliance with accepted professional scientific standards and all applicable Healthcare Laws, including the applicable requirements of Good Laboratory Practices and Good Clinical Practices.

(h) All material reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other foreign Governmental Entity by the Company or any of its Subsidiaries under applicable Healthcare Laws have been so filed, maintained or furnished. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected or supplemented by a subsequent filing).

(i) The Company and its Subsidiaries and, to the Company’s knowledge, any of their sublicensees or Person acting for or on behalf of the Company or its Subsidiaries or their sublicensees are and have been in compliance with all applicable Healthcare Laws, except as would not have or be reasonably expected to have a Company Material Adverse Effect.

Section 3.25. Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of the SPAC Parties, and (ii) it has been furnished with or given access to such documents and information about the SPAC Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents to which it is or will be a party and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in ARTICLE IV and in the Ancillary Documents and no other representations or warranties of any SPAC Party or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in ARTICLE IV and in the Ancillary Documents, (i) none of the SPAC Parties nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, and (ii) the Company hereby disclaims reliance on any other documentation or information.

Section 3.26. Investment Company Act. The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company,” in each case, within the meaning of the Investment Company Act.

Section 3.27. EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES.

(a) NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY SPAC PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE III OR THE ANCILLARY DOCUMENTS, NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE COMPANY AND ITS SUBSIDIARIES THAT HAVE BEEN MADE AVAILABLE TO ANY SPAC PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY AND ITS SUBSIDIARIES BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY SPAC PARTY OR ANY OF THEIR REPRESENTATIVES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

(b) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY SPAC PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY SPAC PARTY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES RELATING TO THE SPAC PARTIES

Subject to Section 8.8, except as set forth on the SPAC Disclosure Schedules or as set forth in any SPAC SEC Reports filed or furnished with the SEC at least one Business Day prior to the date hereof (excluding (i) any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature, and (ii) any matters required to be disclosed for purposes of Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers), Section 4.6(a) (Capitalization) and Section 4.8 (Trust Account)), each SPAC Party hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date, as follows:

Section 4.1. Organization and Qualification. Each SPAC Party is a corporation, duly organized, incorporated or formed, as applicable, and validly existing in good standing under the Laws of its jurisdiction of incorporation. True and complete copies of the Governing Documents of Merger Sub have been made available to the Company, as amended and in effect as of the date of this Agreement.

Section 4.2. Authority. Each SPAC Party has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder (subject to the SPAC Stockholder Approval and the stockholder approval contemplated in Section 5.9) and to consummate the transactions contemplated hereby and thereby. Subject to obtaining the SPAC Stockholder Approval and the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which a SPAC Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of such SPAC Party. Subject to obtaining the SPAC Stockholder Approval, this Agreement and each Ancillary Document to which a SPAC Party is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by such SPAC Party and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of such SPAC Party (assuming that this Agreement and the Ancillary Documents to which such SPAC Party is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such SPAC Party in accordance with their terms, subject to Enforceability Exceptions.

Section 4.3. Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any SPAC Party with respect to such SPAC Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act or any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby and thereby, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC, and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of Nasdaq to permit Series A Common Stock to be issued in accordance with this Agreement to be listed on Nasdaq, (iv) filing of the Certificate of Merger, (v) the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, (vi) the SPAC Stockholder Approval, or (vii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a SPAC Material Adverse Effect.

(b) Subject to Section 4.3(a), neither the execution, delivery or performance by any SPAC Party of this Agreement nor the Ancillary Documents to which any SPAC Party is or will be a party, nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of any SPAC Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which any SPAC Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such SPAC Party or any of its properties or assets are bound, or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any SPAC Party, except, in the case of any of clauses (ii) through (iv) above, as would not be material to the SPAC Parties taken as a whole.

Section 4.4. Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the SPAC Disclosure Schedules (which fees shall, if applicable, be subject to Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any SPAC Party or any of its Affiliates for which any SPAC Party has any obligation.

Section 4.5. Information Supplied. None of the information supplied or to be supplied by or on behalf of either SPAC Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective, when the Registration Statement/Proxy Statement is mailed to the Pre-Closing SPAC Stockholders or at the time of the SPAC Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6. Capitalization.

(a) The authorized capital stock of SPAC consists of (i) 100,000,000 shares of Series A Common Stock, (ii) 10,000,000 shares of Series B Common Stock, and (iii) 1,000,000 shares of preferred stock, in each case, par value $0.0001 per share. As of the date of this Agreement, (A) 10,935,691 shares of Series A Common Stock and 1 share of Series B Common Stock are issued and outstanding includes 3,435,692 shares subject to Redemption Rights), all of which are validly issued, fully paid and non-assessable, and (B) no shares of SPAC Common Stock are held in the treasury of SPAC.

(b) Except as set forth on Section 4.6(b) of the SPAC Disclosure Schedules and for this Agreement, the Ancillary Documents or the transactions contemplated hereby and thereby, or as mutually agreed to by the Parties, there are no outstanding (i) equity appreciation, phantom equity or profit participation rights, or (ii) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that would require SPAC, and, except as expressly contemplated by this Agreement, the Ancillary Documents or as mutually agreed in writing by the Parties, there is no obligation of SPAC, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of SPAC. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of SPAC Equity Securities to which SPAC, the Sponsor or, to SPAC’s knowledge, any other Person is a party.

(c) The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which SPAC is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by SPAC free and clear of all Liens (other than transfer restrictions under applicable Securities Laws). As of the date of this Agreement, SPAC has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.

(d) Section 4.6(d) of the SPAC Disclosure Schedules sets forth a list of all Indebtedness of SPAC as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement and the debtor and the creditor thereof.

Section 4.7. SEC Filings. Except for the quarterly reports on Form 10-Q for the periods ended June 30, 2023 and September 30, 2023, SPAC has timely filed or furnished, in all material respects, all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “SPAC SEC Reports”), and will file or furnish all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they may be supplemented, modified or amended after the time of filing, but excluding the Registration Statement/Proxy Statement, the “Additional SPAC SEC Reports”). Each of the SPAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied in all material respects, and each of the Additional SPAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that supersedes the initial filing, will comply in all material respects, with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the SPAC SEC Reports or the Additional SPAC SEC Reports; provided that, for purposes of the Additional SPAC SEC Reports, the representation and warranty in this sentence is subject to the representation and warranty set forth in Section 3.23 being true and correct in all respects with respect to all information supplied by or on behalf of the Company expressly for inclusion or incorporation by reference therein. As of their respective dates of filing, the SPAC SEC Reports did not (a) contain any untrue statement of a material fact, or (b) omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading in any material respect. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the SPAC SEC Reports.

Section 4.8. Trust Account. As of the date of this Agreement, SPAC has an amount in cash in the Trust Account equal to at least $36,466,121. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated January 13, 2022, between SPAC and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate agreements, side letters or other understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect or, to SPAC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing SPAC Stockholders who shall have elected to redeem their Series A Common Stock pursuant to the Governing Documents of SPAC, or (iii) if SPAC fails to complete a business combination within the allotted time period set forth in the Governing Documents of SPAC and liquidates the Trust Account, subject to the terms of the Trust Agreement, SPAC (in limited amounts to permit SPAC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of SPAC) and then the Pre-Closing SPAC Stockholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of SPAC and the Trust Agreement. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of SPAC, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since January 13, 2022, SPAC has not released any money from the Trust Account (other than (i) interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement and (ii) funds pursuant to stockholder redemptions in connection with the amendment to the SPAC Certificate of Incorporation on April 18, 2023). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes, or (B) to the Pre-Closing SPAC Stockholders who have elected to redeem their Series A Common Stock pursuant to the Governing Documents of SPAC, each in accordance with the terms of and as set forth in the Trust Agreement, SPAC shall have no further obligation under either the Trust Agreement or the Governing Documents of SPAC to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9. Transactions with Affiliates. Section 4.9 of the SPAC Disclosure Schedules sets forth all Contracts between (a) SPAC, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either SPAC or the Sponsor or any family member of the forgoing Persons, on the other hand (each Person identified in this clause (b), a “SPAC Related Party”), that have not already been disclosed in the SPAC SEC Reports, other than (i) Contracts with respect to a SPAC Related Party’s employment with, or the provision of services to, SPAC entered into in the ordinary course of business, and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.10 or entered into in accordance with Section 5.10. No SPAC Related Party (A) owns any interest in any material asset used in the business of SPAC, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a client, supplier, lender, partner, customer, lessor, lessee or other material business relation of SPAC or (C) owes any material amount to, or is owed any material amount by, SPAC. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “SPAC Related Party Transactions.”

Section 4.10. Litigation. There is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to SPAC’s knowledge, threatened against any SPAC Party or any of their respective directors or officers that, if adversely decided or resolved, would be material to the SPAC Parties, taken as a whole, and, to SPAC’s knowledge, no facts exist that would reasonably be expected to form the basis for any such Proceeding. None of the SPAC Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any SPAC Party pending against any other Person. There is (and since its organization, incorporation or formation, as applicable, there has been) no (a) settlement or similar agreement that imposes any material ongoing obligation or restriction on SPAC or the operation of its business, and (b) pending or, to SPAC’s knowledge, threatened, audit, examination or investigation by any Governmental Entities in respect of SPAC or any of its directors or officers.

Section 4.11. Compliance with Applicable Law. Each SPAC Party is (and since its incorporation has been) in compliance with all applicable Laws, except as would not be material to the SPAC Parties, taken as a whole.

Section 4.12. Merger Sub Activities. Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its incorporation or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby. Merger Sub does not have any Indebtedness.

Section 4.13. Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) SPAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP, and (ii) SPAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that information relating to SPAC is made known to SPAC’s principal executive officer and principal financial officer by others within SPAC. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(b) Each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since its initial public offering, SPAC has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The class of securities representing issued and outstanding Series A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. There is no Proceeding pending or, to the knowledge of SPAC, threatened against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the Series A Common Stock or prohibit or terminate the listing of Series A Common Stock on Nasdaq. SPAC has not taken any action that is designed to terminate the registration of Series A Common Stock under the Exchange Act.

(d) (i) The SPAC SEC Reports contain true and complete copies of the financial statements (including all related notes and schedules thereto) of SPAC (the “SPAC Financial Statements”). The SPAC Financial Statements (A) fairly present in all material respects the financial position of SPAC as at the respective dates thereof, and the results of its operations and cash flows for the respective periods then ended and fairly present, in all material respects, its stockholders’ equity, (B) were prepared in conformity with GAAP applied on a consistent basis during the periods involved, and (C) comply, in all material respects, with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) SPAC has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization, and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for SPAC’s and its Subsidiaries’ assets. SPAC maintains and, for all periods covered by the SPAC Financial Statements, has maintained, in all material respects in accordance with GAAP and applicable Law, books and records of SPAC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and Liabilities of SPAC.

(f) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC.

(g) Except as set forth on Section 4.13(g) of the SPAC Disclosure Schedules, since its incorporation, neither SPAC (including any employee thereof) nor, to the knowledge of SPAC, SPAC’s independent auditors, has received any written complaint, allegation, assertion or claim that there is, or there has been, (i) a “significant deficiency” in the internal controls over financial reporting of SPAC, (ii) a “material weakness” in the internal controls over financial reporting of SPAC, or (iii) fraud, whether or not material, that involves management or other employees of SPAC who have a role in the internal controls over financial reporting of SPAC.

Section 4.14. No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the SPAC Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, the SPAC Expenses and any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any stockholder demand or other stockholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing), (c) set forth or disclosed in the SPAC Financial Statements, (d) that have arisen since the date of the most recent balance sheet included in the SPAC SEC Reports in the ordinary course of business (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (e) either permitted to be incurred pursuant to or incurred in accordance with Section 5.10, or (f) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to SPAC, SPAC does not have any Liabilities.

Section 4.15. Employee Matters. SPAC does not have any current or former employees, and does not maintain, sponsor, contribute to or have any present or future Liability with respect to (other than as a result of the transactions contemplated by this Agreement) any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA).

Section 4.16. Tax Matters.

(a) Each SPAC Party has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws, and each SPAC Party has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) Each SPAC Party has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) No SPAC Party is currently the subject of a Tax audit or examination, and has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) No SPAC Party has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any SPAC Party which agreement or ruling would be effective after the Closing Date.

(f) None of the SPAC Parties is and none of the SPAC Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for Taxes on any assets of any SPAC Party other than Liens for Taxes not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP.

(h) No SPAC Party has been a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i) No SPAC Party (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was SPAC) or (ii) has any material Liability for the Taxes of any Person (other than the SPAC Parties) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise (other than any Contract entered into in the ordinary course of business the principal purpose of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where a SPAC Party does not file a particular type of Tax Return or pay a particular type of Tax that such SPAC Party is or may be required to file such type of Tax Return in or pay such type of Tax to that jurisdiction, which claims have not been resolved or withdrawn.

(k) No SPAC Party is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no SPAC Party is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) Each SPAC Party is a tax resident only in its jurisdiction of organization, incorporation or formation, as applicable, but only to the extent that the failure of this representation to be true could reasonably be expected to give rise to a material Tax liability.

(m) No SPAC Party has a branch, permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized, but only to the extent that the failure of this representation to be true could reasonably be expected to give rise to a material Tax liability.

(n) No SPAC Party will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) deferred revenue or prepaid amount received on or prior to the Closing Date, outside of the ordinary course of business (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. income Tax Law), or (vi) election under Section 965(h) of the Code.

(o) No SPAC Party has deferred any material Taxes under the CARES Act.

(p) All related party transactions involving the SPAC Parties are at arm’s length in material compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder and any similar provision of state, local or non-U.S. Law, but only to the extent that the failure of this representation to be true could reasonably be expected to give rise to a material Tax liability.

(q) None of the SPAC Parties (i) knows of any fact or circumstance, or (ii) has taken or agreed to take any action, that, alone or in combination, could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 4.17. Investigation; No Other Representations.

(a) Each SPAC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of, the Company and its Subsidiaries, and (ii) it has been furnished with or given access to such documents and information about the Company, its Subsidiaries and the Business as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents to which it is or will be a party and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each SPAC Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in ARTICLE III and in the Ancillary Documents and no other representations or warranties of the Company or any other Person, either express or implied, and each SPAC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in ARTICLE III and in the Ancillary Documents, (i) neither the Company nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, and (ii)  each SPAC Party hereby disclaims reliance on any other documentation or information.

Section 4.18. Business Activities.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities related to the SPAC’s initial public offering or directed toward the accomplishment of a business combination. Except as set forth in its Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Documents and the transactions contemplated hereby, there is no Contract to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing.

(b) SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) Except for this Agreement, the Ancillary Documents and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith and the Unpaid SPAC Expenses) or any Contracts that are exhibits to the SPAC SEC Reports, SPAC is not a party to any Contract with any other Person that (i) obligates SPAC to make payments of $50,000 or more as of the date of this Agreement or (ii) will remain in effect immediately following the Closing and limit the right of the Company to engage in any line of business or in any geographic area in any material respect.

(d) SPAC does not own, lease, license or otherwise occupy any real property. SPAC does not own or license any Intellectual Property Rights.

Section 4.19. Investment Company Act; JOBS Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. SPAC constitutes an “emerging growth company” within the meaning of the Jumpstart Our Business Startups (JOBS) Act.

Section 4.20. EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES.

(a) NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE IV OR THE ANCILLARY DOCUMENTS, NONE OF THE SPAC PARTIES NOR ANY OTHER PERSON MAKES, AND EACH SPAC PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY SPAC PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY SPAC PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH SPAC PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

(b) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF THE COMPANY, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY SPAC PARTY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE V.

COVENANTS

Section 5.1. Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as expressly contemplated by this Agreement, any Contract disclosed on the

Company Disclosure Schedules or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, to reasonably comply with any applicable Pandemic Measures or as expressly consented to in writing by SPAC (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the Business in the ordinary course and, where applicable, consistent with past practice, in all material respects, and (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Company and its Subsidiaries; provided that in no event shall the Company’s and its Subsidiaries’ compliance with Section 5.1(b) constitute a breach of this Section 5.1(a); and provided further, that any action taken, or omitted to be taken, by the Company or any of its Subsidiaries, or by the Company Board or the board of directors of any Subsidiary, to the extent such act or omission is reasonably determined by the Company, its Subsidiary, the Company Board or the board of directors of the relevant Subsidiary to be reasonably necessary or advisable to comply with any Pandemic Measures, shall in no event be deemed to constitute a breach of this Section 5.1; provided, however, (1) that the Company shall give SPAC prior written notice of any such act or omission to the extent reasonably practicable and, in the event that it is not reasonably practicable for the Company to give the prior written notice described in this clause (1), the Company shall instead give such written notice to SPAC promptly after such act or omission, and (2) in no event shall any act or omission taken in accordance with this sentence be deemed to not constitute a breach of Section 5.1 if the act or omission is of the type described in Section 5.1(b) (i), (ii), (iv), (v), (xii), (xiv), (xv) and (xviii)).

(b) Without limiting the generality of the foregoing, during the Interim Period, the Company shall, except as expressly contemplated by this Agreement, any Contract disclosed on the Company Disclosure Schedules or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as expressly consented to in writing by SPAC (such consent not to be unreasonably withheld, conditioned or delayed), not do, and shall cause its Subsidiaries not to do, any of the following:

(i) declare, set aside, or make any non-cash distribution in respect of, any of its issued and outstanding Equity Securities, or repurchase, cancel, redeem, facilitate a capital reduction in respect of or otherwise acquire any of its issued and outstanding Equity Securities or any securities convertible into (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable for its Equity Securities, or offer to do any of these things;

(ii) (A) merge, consolidate, combine or amalgamate with any Person, or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Securities in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, limited liability company, joint venture, association or other business entity or organization or division thereof;

(iii) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any of its Equity Securities or issue any other security in respect of, in lieu of or in substitution for its Equity Securities;

(iv) adopt or propose that its stockholders approve or adopt any amendments, supplements, restatements or modifications to its Governing Documents except as required to effect the conversion of the Company Preferred Stock;

(v) (A) sell, assign, transfer, convey, abandon, lease, license, allow to lapse or expire or otherwise dispose of any material assets or properties (including the Leased Real Property but excluding Intellectual Property Rights), other than obsolete assets or properties or in the ordinary course of business, or (B) create, subject to or incur any Lien (other than a Permitted Lien) in respect of any material assets or properties (including the Leased Real Property but excluding Intellectual Property Rights);

(vi) transfer, issue, deliver, sell, pledge, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any of its Equity Securities or the Equity Securities of any Subsidiary, as applicable, or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating it to transfer, issue, deliver, sell, pledge, grant or otherwise directly or indirectly dispose of, or subject to a Lien, any of its Equity Securities or the Equity Securities of any Subsidiary, as applicable; provided that the Company may grant Equity Securities to current and new employees pursuant to the Company Equity Plan, subject to providing SPAC and its legal counsel prior notice and an opportunity to review such proposed grants at least five (5) Business Days prior to any such proposed approval and any such proposed grants are made in compliance with all applicable Laws, including Section 409A or Section 424 of the Code, and at a valuation determined by an independent third party valuation firm with all material information relating to the Company, including the transactions contemplated by this Agreement;

(vii) incur, create, assume or otherwise become liable for (whether directly, contingently or otherwise), or guarantee for the benefit of another Person, any Indebtedness in excess of $500,000 (other than equipment financing and trade payables incurred in the ordinary course of Business), individually or in the aggregate;

(viii) enter into, amend, modify, waive any material benefit or right under, novate, assign, assume or terminate or rescind any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms, or entering into additional work orders pursuant to, and in accordance with the terms of, any Material Contract);

(ix) make any loans, advances or capital contributions of money or other property to, or guarantees for the benefit of, or any investments in, any Person in excess of $250,000, individually or in the aggregate, other than (A) the reimbursement of expenses of employees and other service providers in the ordinary course of business, and (B) prepayments and deposits paid to suppliers of the Company and its Subsidiaries in the ordinary course of business;

(x) except pursuant to Section 5.20 and Section 5.21 and as required under the terms of any Employee Benefit Plan or by applicable Law, (A) amend or modify in any material respect, adopt, enter into, or terminate or rescind any material Employee Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be a material Employee Benefit Plan if in effect as of the date of this Agreement, (B) increase or agree to increase the compensation or bonus payable, or pay or agree to pay any bonus to, any current or former Key Employee or Contingent Worker, other than, in each case, individual annual and merit-based raises of up to three percent (3%) in the salary or wages of any such Key Employee or Contingent Worker and bonus payments made in the ordinary course of business and consistent with past practice, as applicable, (C) take any action to accelerate any payment, right to payment or benefit, or the vesting or funding of any payment, right to payment or benefit, payable or to become payable to any current or former Key Employee or Contingent Worker, (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former Key Employee, (E) increase the severance or change in control pay or benefits of any current or former executive director, manager, officer or employee, or (F) hire or terminate (other than for cause) or furlough the employment of any Key Employee (or person who would be a Key Employee, were they hired by the Company or any of its Subsidiaries), or terminate any group of employees if such group termination, when taken alone, would trigger the WARN Act;

(xi) enter into, assume, assign, amend any material term of or terminate (excluding any expiration in accordance with its terms) any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which it is a party or by which it is bound, other than in the ordinary course of business consistent with past practice;

(xii) make, change or revoke any material Tax election or material Tax accounting method, file any material Tax Return in a manner inconsistent with past practice, amend any material Tax Return, enter into any agreement with a Governmental Entity with respect to a material amount of Taxes, settle or compromise any claim or assessment by a Governmental Entity in respect of any material amount of Taxes, surrender any right to claim a refund of a material amount of Taxes, consent to any extension or waiver of the statutory period of limitation applicable to any material Tax claim or assessment or enter into any Tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);

(xiii) waive, release, compromise, settle or satisfy any pending or threatened claim or compromise or settle any Liability, whether by Contract or otherwise, the performance of which would, at any time (A) involve the payment of more than $250,000 in the aggregate, (B) impose any material, non-monetary obligations on it (or SPAC or any of its Affiliates after the Closing), (C) require it to accept or concede material injunctive relief or (D) involve a Governmental Entity or alleged criminal wrongdoing;

(xiv) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

(xv) change the Company’s accounting principles, policies, procedures, practices or methods in any material respect, or make any change which would materially affect the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, other than changes that are made in accordance with GAAP or PCAOB standards;

(xvi) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement;

(xvii) enter into any Contract or other arrangement that materially restricts its or its Affiliates’ ability to engage or compete in any material line of business or enter into a new material line of business;

(xviii) make any capital expenditure that in the aggregate exceeds $1,000,000, other than any capital expenditure (or series of related capital expenditures) consistent with the capital expenditures budget set forth in Section 5.1(b)(xviii) of the Company Disclosure Schedules;

(xix) voluntarily fail to maintain in full force and effect material insurance policies covering it and its Affiliates and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xx) enter into any transaction or amend in any material respect any existing Contract with any Company Related Party excluding, to the extent permitted under Section 5.1(b)(x), ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses;

(xxi) sell, assign, transfer, convey, abandon, lease, license, or otherwise dispose of, or create or incur any Lien (other than Permitted Liens) on, any Intellectual Property Rights, except granting non-exclusive licenses pursuant to contract research agreements, clinical trial agreements, or supply agreements in which research, clinical trials, or supply services are being performed for the Company or any of its Subsidiaries, in each case, that are entered into by the Company or any of its Subsidiaries in the ordinary course of business and where the grant of rights to use any Intellectual Property Rights are incidental, and not material to, any performance under each such agreement;

(xxii) allow to lapse or expire or fail to take any action necessary to maintain any Intellectual Property Rights, except for the intentional abandonment of Intellectual Property rights that in the reasonable judgement of management of the Company are immaterial to the business of the Company or its Subsidiaries; or

(xxiii) enter into any Contract to take or cause to be taken, or otherwise become obligated to take or cause to be taken, any of the actions set forth in this Section 5.1.

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall (i) give SPAC, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing, or (ii) prohibit, or otherwise restrict the ability of, the Company or its Subsidiaries from using, paying or discharging any Indebtedness, Company Expenses or Liabilities of the Company.

Section 5.2. Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective, as promptly as reasonably practicable, the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the Closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, (ii) using reasonable best efforts to solicit proxies in connection with the SPAC Stockholder Approval, and (iii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the Subscription Agreements, (iv) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including, from and after the Effective Time, SPAC) and (v) making all such filings with and obtaining all such approvals of Nasdaq to permit Series A Common Stock to be issued in accordance with this Agreement to be listed on Nasdaq). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The costs incurred in connection with obtaining such Consents, including the HSR Act filing fee, shall be borne by SPAC; provided, however, that each Party shall, subject to Section 8.6, bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (A) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within ten Business Days) following the date of this Agreement, and (B) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. SPAC shall promptly inform the Company of any communication between any SPAC Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform SPAC of any communication between the Company or any of its Affiliates, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of SPAC and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (1) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities, (2) terminate, amend or assign existing relationships and contractual rights or obligations, including licenses, or (3) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party, except with SPAC’s and the Company’s prior written consent.

(b) During the Interim Period, and unless prohibited by applicable Law, the SPAC Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any SPAC Party) or SPAC (in the case of the Company) a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any SPAC Party, the Company, or, in the case of the Company, SPAC in advance. The Parties agree to consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with judicial proceedings under or relating to the HSR Act or any Foreign Antitrust Law.

(c) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this ARTICLE V that is intended to specifically address certain subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

(d) Without limiting the generality of this Section 5.2, SPAC will (and shall cause the Sponsor to) use commercially reasonable efforts to cause the satisfaction of the condition set forth in Section 6.3(c), which may include, during the Interim Period and subject to applicable Law, using commercially reasonable efforts to obtain from Persons who have not previously entered into a Subscription Agreement on the date hereof, Subscription Agreements.

Section 5.3. Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference, mutatis mutandis. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b) During the Interim Period, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to SPAC and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Company (in a manner so as to not interfere with the normal business operations of the Company or, in light of COVID-19 or any Pandemic Measures, jeopardize the health or safety of any employee of the Company (which may require remote and telephonic meetings)). Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided, to SPAC or any of its Representatives any information (i) if, and to the extent, doing so would (A) violate any Law to which the Company is subject, (B) result in the disclosure of any trade secrets, (C) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law, and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Company, on the one hand, and any SPAC Party or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c) During the Interim Period, upon reasonable advance written notice, SPAC shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the SPAC Parties (in a manner so as to not interfere with the normal business operations of the SPAC Parties or, in light of COVID-19 or any Pandemic Measures, jeopardize the health or safety of any employee of the SPAC Parties (which may require remote and telephonic meetings)). Notwithstanding the foregoing, SPAC shall not be required to provide, or cause to be provided, to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any SPAC Party is subject, (B) result in the disclosure of any trade secrets, (C) violate any legally-binding obligation of any SPAC Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any SPAC Party under the attorney-client privilege or the attorney work product doctrine; provided that, in case of each of clauses (A) through (D), SPAC shall use, and shall cause the other SPAC Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law, and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a SPAC Party, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that SPAC shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(d) The Parties hereby acknowledge and agree that the Confidentiality Agreement shall be automatically terminated effective as of the Closing without any further action by any Party or any other Person.

Section 5.4. Public Announcements.

(a) Subject to this Section 5.4(a), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives or Affiliates shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and SPAC or, after the Closing, SPAC; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall, where permitted under applicable Law and feasible with regard to any time limits imposed thereby in relation to making such announcement or other communication, use reasonable best efforts to consult with the Company, if the disclosing party is any SPAC Party, or with SPAC, if the disclosing party is the Company, prior to making such announcement or other communication, to review such announcement or communication and to give such non-disclosing party the opportunity to comment thereon, in which case the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall, where permitted under applicable Law and feasible with regard to any time limits imposed thereby in relation to making such announcement or other communication, use reasonable best efforts to consult with SPAC prior to making such announcement or other communication and to consider any comments of SPAC thereon in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4, and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the SPAC Parties, the Sponsor and their respective Representatives may provide general information about the subject matter of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and SPAC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement. Promptly after the execution of this Agreement, SPAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and SPAC shall consider such comments in good faith. The Company, on the one hand, and SPAC, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or SPAC, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), SPAC shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release, a description of the Closing and the required pro forma financial statements and the historical financial statements prepared by the Company and its accountants, in each case, as required by Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and SPAC shall consider such comments in good faith. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

(c) In the event that Section 5.4(a) conflicts with Section 5.4(b), then Section 5.4(b) shall govern and control solely to the extent of such conflict.

Section 5.5. Tax Matters.

(a) The Parties intend that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code. Each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to so qualify and shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), such treatment unless required to do so pursuant to a “determination” (within the meaning of Section 1313(a) of the Code) that is final. None of the Parties knows of any facts or circumstances and shall not knowingly take any action, or knowingly fail to take any action, that would reasonably be expected to prevent or impede the Intended Tax Treatment.

(b) The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), for purposes of Sections 354, 361 and 368 of the Code.

(c) The Parties shall cooperate fully, as and to the extent reasonably requested by each of them, in connection with the filing or amendment of any Tax Returns or any audit or other proceeding with respect to Taxes of the Surviving Corporation, and with each other and their respective counsel to document and support the Tax treatment of the Merger in a manner consistent with the Intended Tax Treatment, including by providing reasonable and customary factual support letters.

(d) If, in connection with the preparation and filing of the Registration Statement/Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, SPAC and the Company shall deliver customary Tax representation letters, dated and executed as of the date the Registration Statement/Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary in connection with the preparation and filing of the Registration Statement/Proxy Statement, and, if required, the Parties shall cause Marcum (or such other nationally recognized tax counsel to the Company reasonably satisfactory to SPAC) to furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Merger.

Section 5.6. Exclusive Dealing.

(a) During the Interim Period, the Company shall not, and shall direct its Representatives and Affiliates not to, directly or indirectly (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal, (ii) furnish or disclose any non-public information to any Person (other than to the Parties and their respective Representatives) in connection with, or that would reasonably be expected to lead to, a Company Acquisition Proposal, (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal, (iv) other than in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, prepare or take any steps in connection with a public offering of any Equity Securities of the Company (or any Affiliate or successor of the Company), or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

(b) The Company shall (i) notify SPAC promptly upon receipt of any Company Acquisition Proposal by the Company, describing the terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Person(s) making such Company Acquisition Proposal, unless the Company is bound by any confidentiality obligation entered into prior to the date hereof prohibiting the disclosure of such identity), and (ii) keep SPAC reasonably informed on a reasonably current basis of any modifications to such offer or information.

(c) During the Interim Period, the SPAC Parties shall not, and each of them shall direct their Representatives not to, directly or indirectly (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal, (ii) furnish or disclose any non-public information to any Person (other than to the Parties and their respective Representatives) in connection with, or that would reasonably be expected to lead to, a SPAC Acquisition Proposal, (iii) enter into any Contract or other arrangement or understanding regarding a SPAC Acquisition Proposal, (iv) other than in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, prepare or take any steps in connection with an offering of any securities of any SPAC Party (or any Affiliate or successor of any SPAC Party), or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

(d) SPAC agrees to (i) notify the Company promptly upon any SPAC Party obtaining any SPAC Acquisition Proposal, and to describe the terms and conditions of any such SPAC Acquisition Proposal in reasonable detail (including the identity of any Person making such SPAC Acquisition Proposal), and (ii) keep the Company reasonably informed on a reasonably current basis of any modifications to such offer or information.

Section 5.7. Preparation of Registration Statement/Proxy Statement. As promptly as practicable following the date of this Agreement, (a) SPAC and the Company shall jointly prepare and SPAC shall file with the SEC, mutually acceptable materials which shall include the proxy statement/prospectus (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be sent to the Pre-Closing SPAC Stockholders soliciting proxies from such stockholders to obtain the SPAC Stockholders Approval at the SPAC Stockholders Meeting, and (b) SPAC shall prepare and file with the SEC a registration statement on Form S-4 or such other applicable form, in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of, to the extent permitted by the rules and regulations promulgated by the SEC, the Series A Common Stock issuable in connection with the Merger (together with the Proxy Statement/Prospectus, the “Registration Statement/Proxy Statement”). Any lodgement or filing fees in connection with the filing of the Registration Statement/Proxy Statement with the SEC shall be borne by SPAC. Each of SPAC and the Company shall use its reasonable best efforts to (i) cause the Registration Statement/Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Company and its Subsidiaries, by the provision of audited financial statements (in accordance with PCAOB standards) of, and any other information with respect to, the Company and its Subsidiaries for all periods, and in the form, required to be included in the Registration Statement/Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC) and using reasonable best efforts to cause the Company’s auditors to deliver the required audit opinions and consents, and (ii) promptly notify the other Party of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; and SPAC shall use its reasonable best efforts to (A) have the Registration Statement/Proxy Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC, and (B) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. SPAC, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information or representations concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of SPAC to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement and the Ancillary Documents, including, for the avoidance of doubt, the Company providing for the Registration Statement/Proxy Statement its audited consolidated balance sheets as of December 31, 2022 and December 31, 2021 and its related consolidated statements of income (loss), changes in shareholders’ equity and cash flows for the fiscal years then ended, audited in accordance with applicable PCAOB auditing standards (the “Additional Company Financial Statements”), its unaudited consolidated balance sheet as of September 30, 2023 and the related unaudited consolidated statement of operations and comprehensive loss for the quarterly periods then ended, and necessary pro forma financial statements. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement/Proxy Statement, then (1) such Party shall promptly inform, in the case of any SPAC Party, the Company, or, in the case of the Company, SPAC thereof, (2) such Party shall prepare and mutually agree upon with, in the case of SPAC, the Company, or, in the case of the Company, SPAC (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement/Proxy Statement, (3) SPAC shall promptly file such mutually agreed upon amendment or supplement with the SEC, and (4) the Parties shall reasonably cooperate, if appropriate, in promptly mailing such amendment or supplement to the Pre-Closing SPAC Stockholders. The Proxy Statement/Prospectus shall include materials for the adoption and approval by the Pre-Closing SPAC Stockholders of a new equity incentive plan (the “New Equity Incentive Plan”), which will initially reserve a number of shares of Series A Common Stock equal to 10.0% of the aggregate number of shares of Series A Common Stock issued and outstanding immediately after the Closing (and, for the avoidance of doubt, without accounting for any shares of Series A Common Stock subject to Rollover Options). The Company shall provide a proposed form of the New Equity Incentive Plan within 30 days after the date of this Agreement. SPAC shall have a right to review and approve the New Equity Incentive Plan in advance, such approval not to be unreasonably withheld, conditioned or delayed, and the Parties shall otherwise cooperate to include such terms and conditions as are customary and appropriate for the New Equity Incentive Plan. SPAC shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement/Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Series A Common Stock for offering or sale in any jurisdiction, and SPAC and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties hereto shall use reasonable best efforts to ensure that none of the information related to it or any of its Representatives, supplied by or on its behalf for inclusion or incorporation by reference in the Registration Statement/Proxy Statement will, at the time the Registration Statement/Proxy Statement is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8. SPAC Stockholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, SPAC shall (a) establish the record date for, duly call, give notice of, and (b) in any case within 30 days of such effectiveness, duly convene and hold a meeting of its stockholders (the “SPAC Stockholders Meeting”) in accordance with the Governing Documents of SPAC, for the purposes of obtaining the SPAC Stockholder Approval and, if applicable, any approvals related thereto, and providing its stockholders with the opportunity to elect to effect a SPAC Stockholder Redemption. Except as required by applicable Law, SPAC shall, through the unanimous approval of its board of directors, recommend to its stockholders (the “SPAC Board Recommendation”): (i) the adoption and approval of this Agreement and each Ancillary Document to which SPAC is a party and the transactions contemplated hereby and thereby (including the Merger), (ii) the adoption and approval of the issuance of Series A Common Stock in connection with the transactions contemplated by this Agreement, as required by Nasdaq listing requirements, (iii) the adoption and approval of the Required Governing Document Proposals, (iv) the adoption of the New Equity Incentive Plan, (v) the election of directors to be nominated in accordance with Section 5.16, (vi) the issuance of the SPAC Incentive Shares and Company Incentive Shares, (vii) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto, (viii) the adoption and approval of each other proposal reasonably agreed by SPAC and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, and (xi) the adoption and approval of a proposal for the adjournment of the SPAC Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (i) through (xi) together, the “Required Transaction Proposals”); provided that SPAC may postpone or adjourn the SPAC Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the SPAC Stockholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that SPAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing SPAC Stockholders prior to the SPAC Stockholders Meeting, or (D) if the holders of Series A Common Stock have elected to redeem a number of shares of Series A Common Stock as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(c) not being satisfied; provided that, without the consent of the Company, (i) SPAC may only adjourn the SPAC Stockholders Meeting two (2) times, and (ii) in no event shall SPAC adjourn the SPAC Stockholders Meeting for more than ten (10) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. Except as required by applicable Law, the SPAC Board Recommendation shall be included in the Registration Statement/Proxy Statement.

Section 5.9. Merger Sub Stockholder Approval. As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, SPAC, as the sole stockholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 5.10. Conduct of Business of SPAC. During the Interim Period, SPAC shall operate in the ordinary course in all material respects and not, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the PIPE Financing), as required by applicable Law, as set forth on Section 5.10 of the SPAC Disclosure Schedules, to reasonably comply with any applicable Pandemic Measures or as expressly consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed if such matter is in furtherance of the transactions contemplated by this Agreement or any Ancillary Document), do any of the following:

(a) seek an approval from the Pre-Closing SPAC Stockholders, or otherwise adopt any amendments, supplements, restatements or modifications to the Trust Agreement, or the Governing Documents of any SPAC Party or any of their Subsidiaries;

(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any issued and outstanding Equity Securities of SPAC or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any issued and outstanding Equity Securities of SPAC or any of its Subsidiaries, as applicable;

(c) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d) incur, create, guarantee or assume (whether directly, contingently or otherwise) any Indebtedness, except for Indebtedness for borrowed money in an amount not to exceed $1,000,000 in the aggregate;

(e) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, SPAC or any of its Subsidiaries;

(f) issue any Equity Securities of SPAC or any of its Subsidiaries or grant any options, warrants or stock appreciation rights with respect to Equity Securities of SPAC or any of its Subsidiaries;

(g) enter into, renew, modify or revise any SPAC Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a SPAC Related Party Transaction), other than the entry into any Contract with a SPAC Related Party with respect to the incurrence of Indebtedness permitted by Section 5.10(d);

(h) engage in any activities or business, or incur any material Liabilities, other than with respect to any activities, business or Liabilities that are (i) either otherwise permitted under this Section 5.10 (including, for the avoidance of doubt, any activities, business or Liabilities contemplated by, or Liabilities incurred in connection with, or that are otherwise incidental or attendant to, this Agreement or any Ancillary Document, the performance of any covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby) or in accordance with or consented to by the Company pursuant to this Section 5.10, (ii) in connection with or incidental or related to its continuing corporate (or similar) existence or it being (or continuing to be) a public company listed on Nasdaq, or (iii) which are administrative or ministerial in nature and, in the case of this clause (iii), which are not material;

(i) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving SPAC or its Subsidiaries;

(j) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement;

(k) make, change or revoke any material Tax election or material Tax accounting method, file any material Tax Return in a manner inconsistent with past practice, amend any material Tax Return, enter into any agreement with a Governmental Entity with respect to a material amount of Taxes, settle or compromise any claim or assessment by a Governmental Entity in respect of any material amount of Taxes, surrender any right to claim a refund of a material amount of Taxes, consent to any extension or waiver of the statutory period of limitation applicable to any material Tax claim or assessment, or enter into any Tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);

(l) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Proceeding);

(m) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices except changes that are made (i) in accordance with PCAOB standards, or (ii) as required by any Securities Law or any Order, directive, guideline, recommendation, statement, comment or guidance issued, passed, approved, published, promulgated or released by, the SEC, following reasonable prior consultation with the Company;

(n) make or permit to be made any distribution of amounts held in the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement);

(o) create any new Subsidiary;

(p) (A) merge, consolidate, combine or amalgamate with any Person, or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Securities in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, limited liability company, joint venture, association or other business entity or organization or division thereof; or

(q) enter into any Contract to take, or cause to be taken, or otherwise become obligated to take or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of SPAC, and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, SPAC from using the funds held by SPAC outside the Trust Account to pay any SPAC Expenses or any Liabilities of SPAC or from otherwise distributing or paying over any funds held by SPAC outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing; provided, that prior to any distribution or payment of any funds to the Sponsor or any of its Affiliates pursuant to the foregoing sentence, SPAC shall cause any Indebtedness of SPAC payable or owing to the Sponsor or any of its Affiliates to be paid in full and discharged with no further Liability or obligation of SPAC.

Section 5.11. Nasdaq Listing. From the date hereof through the Effective Time, SPAC shall ensure SPAC remains listed as a public company on Nasdaq. SPAC shall use its reasonable best efforts to, as promptly as reasonably practicable after the date of this Agreement (and in any event, as of immediately prior to or at the Effective Time), (a) cause the Series A Common Stock issuable in accordance with this Agreement to be approved for listing on Nasdaq (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance prior to the Effective Time, (b) satisfy any applicable initial and continuing listing requirements of Nasdaq, (c) cause the name of SPAC to be changed to “Abpro Corporation” with effect from the Closing Date, and (d) cause the ticker under which the Series A Common Stock is listed for trading on Nasdaq to be changed to “ABP” and have the Series A Common Stock listed for trading with such trading ticker.

Section 5.12. Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in ARTICLE VI and provision of notice thereof to the Trustee, (a) at the Closing, SPAC shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the SPAC’s public stockholders pursuant to the SPAC Stockholder Redemption, (B) pay any Unpaid SPAC Expenses and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to SPAC in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13. Company Stockholder Approval. As promptly as reasonably practicable (and in any event within forty eight (48) hours) following the date that the Registration Statement/Proxy Statement becomes effective (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to SPAC a true and correct copy of a written consent (in form and substance reasonably satisfactory to SPAC) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger, the amendment to the Company Certificate of Incorporation to provide for the Company Preferred Stock Conversion to occur automatically immediately prior to the Closing, the Company Preferred Stock Conversion and the amendment of the Company’s Governing Documents pursuant to Section 2.1(a)(iv)) that is duly executed by the Company Stockholders that hold at least the requisite number of issued and outstanding Company Common Stock and Company Preferred Stock required to approve and adopt such matters in accordance with the DGCL and the Company’s Governing Documents (the “Company Stockholder Written Consent”). The Company shall recommend to the Company Stockholders the approval and adoption of this Agreement and the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 5.14. SPAC Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to advancement, indemnification, limitations on liability or exculpation now existing in favor of the directors and officers of each SPAC Party, as provided in the applicable SPAC Party’s Governing Documents in effect as of immediately prior to the Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years, and (ii) SPAC will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, SPAC shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable SPAC Party’s Governing Documents or other applicable agreements in effect as of the date hereof. The advancement, indemnification and liability limitation or exculpation provisions of the SPAC Parties’ Governing Documents or in other applicable agreements in effect as of immediately prior to the Effective Time shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time or at any time prior to such time, were directors or officers of any SPAC Party (the “SPAC D&O Persons”)

to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the Effective Time by reason of the fact that such SPAC D&O Person was a director or officer of any SPAC Party prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law. If any claims are made or asserted within such six (6)-year period, all rights in respect of any such claims will continue until the full disposition of all such claims.

(b) SPAC shall not have any obligation under this Section 5.14 to any SPAC D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such SPAC D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Surviving Company shall purchase at or prior to Closing and maintain in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the SPAC Parties as of the date of this Agreement with respect to any acts, errors or omissions occurring on or prior to the Effective Time (the “SPAC D&O Tail Policy”). Such “tail” policy or policies shall be included in the Company’s directors’ and officers’ liability insurance coverage and provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under SPAC’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that SPAC shall not be required to pay a premium for such “tail” policy or policies in excess of three hundred seventy-five percent (375%) of the most recent premium paid by SPAC prior to the date of this Agreement and, if the requisite cover is not available for such a premium, SPAC shall purchase the maximum coverage available for three hundred seventy-five percent (375%) of the most recent premium paid by SPAC prior to the date of this Agreement.

(d) If, following the Closing, SPAC (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of SPAC shall assume all of the obligations set forth in this Section 5.14.

(e) The SPAC D&O Persons entitled to the advancement, indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of SPAC.

Section 5.15. Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to advancement, indemnification, limitations on liability or exculpation now existing in favor of the directors and officers of the Company, as provided in any indemnification agreements or in the Company’s Governing Documents in effect as of immediately prior to the Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years, and (ii) SPAC will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, SPAC shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the Company’s Governing Documents or other applicable agreements in effect as of the date hereof. The advancement, indemnification and liability limitation or exculpation provisions of the Company’s Governing Documents or in other applicable agreements in effect as of immediately prior to the Effective Time shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time or at any time prior to such time, were directors or officers of the Company (the “Company D&O Persons”) to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the Effective Time by reason of the fact that such Company D&O Person was a director or officer of the Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law. If any claims are made or asserted within such six (6)-year period, all rights in respect of any such claims will continue until the full disposition of all such claims.

(b) Neither the SPAC nor the Company shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company shall purchase, at or prior to the Effective Time, and SPAC shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Company immediately prior to the Effective Time with respect to any acts, errors or omissions occurring on or prior to the Effective Time (the “Company D&O Tail Policy”). Such Company D&O Tail Policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Company’s directors’ and officers’ liability insurance policies in effect immediately prior to the Effective Time; provided that the Company shall not be required to pay a premium for such “tail” policy or policies in excess of three hundred seventy-five percent (375%) of the most recent premium paid by the Company prior to the Effective Time and, if the requisite cover is not available for such a premium, the Company shall purchase the maximum coverage available for three hundred seventy-five percent (375%) of the most recent premium paid by the Company prior to the Effective Time. Notwithstanding the foregoing in this Section 5.15(c), the Company in its sole discretion, in lieu of purchasing the Company D&O Tail Policy, may choose to maintain (and if so chosen, SPAC shall maintain or cause to be maintained) for a period of six (6) years after the Closing, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of the Company immediately prior to the Effective Time with respect to any acts, errors or omissions occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Company’s directors’ and officers’ liability insurance policies immediately prior to the Effective Time.

(d) If, following the Closing, SPAC (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of SPAC shall assume all of the obligations set forth in this Section 5.15.

(e) The Company D&O Persons entitled to the advancement, indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of SPAC.

Section 5.16. Post-Closing Directors and Officers. The Parties shall take all necessary action, including causing the SPAC’s directors to resign, so that effective as of the Closing, the SPAC’s board of directors (the “Post-Closing Board”) will consist of five individuals. At the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Board, one person designated prior to the Closing by the SPAC, who shall qualify as an independent director under Nasdaq requirements; and four persons designated prior to the Closing by the Company in the Company’s sole discretion.

Section 5.17. PIPE Subscriptions.

(a) Prior to the Closing, SPAC and/or the Company may execute Subscription Agreements with potential sources of PIPE Financing. The Company agrees, and shall cause the appropriate officers and employees thereof, to use commercially reasonable efforts to cooperate in connection with the arrangement of such PIPE Financing (including the satisfaction of the conditions precedent set forth therein) as may be reasonably requested by SPAC, including by (a) participating in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with rating agencies at mutually agreeable times and locations and upon reasonable advance notice, (b) assisting with the preparation of customary materials for actual and potential investors, rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with such financing (which shall not include pro forma financial information); provided, that, the Company shall have the right to review and approve (which approval shall not be unreasonably conditioned, withheld or delayed) any such materials prior to their distribution, (c) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates, or documents as may be reasonably requested by SPAC or otherwise reasonably facilitating the pledging of collateral, provided, that, such documents will not take effect until the Closing, (d) taking or appointing a representative of SPAC to take all corporate actions, subject to the occurrence of the Closing, reasonably requested by SPAC to permit the consummation of the PIPE Financing immediately prior to or following the Closing Date, (e) providing the Company Financial Statements and such other financial information regarding the Company that is readily available or within the Company’s possession and as is reasonably requested in connection with arrangement of such financing, (f) executing and delivering reasonable and customary certificates and other documentation required by any such equity investor and the subscription agreement, provided, that no such certificates, letters or other documentation shall be effective prior to the consummation of the transactions contemplated by the subscription agreement, (g) furnishing SPAC with all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and (h) otherwise reasonably cooperating in SPAC’s efforts to obtain such PIPE Financing.

(b) SPAC shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein. Without limiting the generality of the foregoing, SPAC shall give the Company prompt written notice (i) of any requested amendment to any Subscription Agreement, (ii) of any breach or default, to the knowledge of SPAC, by any party to any Subscription Agreement, (iii) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, or to the knowledge of SPAC, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement, and (iv) if SPAC does not expect to receive all or any portion of the applicable purchase price under any Investor’s Subscription Agreement in accordance with its terms.

(c) Notwithstanding any other provision of this Agreement, SPAC agrees, for the benefit of the Company, to take all necessary, legally available steps to enforce against any Investor the terms of that Investor’s Subscription Agreement if the Investor is in material breach of its obligations thereunder, including any breach caused by the Investor’s failure to fund its Subscription Amount (as defined in its Subscription Agreement) at the time and in the amount required pursuant to its Subscription Agreement.

Section 5.18. Expense Statement. At least three Business Days prior to the contemplated Closing Date, SPAC and the Company shall each deliver to the other a written statement setting forth a complete and accurate schedule of its good faith estimate of, in respect of SPAC, each Unpaid SPAC Expense, and in respect of the Company, each Unpaid Company Expense, as of the Closing Date.

Section 5.19. Transaction Litigation. During the Interim Period, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other promptly after learning of any stockholder demand (or threat thereof) or other stockholder Proceeding, claim, investigation, examination or inquiry, whether or not before any Governmental Entity (including derivative claims), relating to this Agreement, or any of the transactions contemplated hereby (collectively, “Transaction Litigation”) commenced or, to the knowledge of SPAC or to the knowledge of the Company, as applicable, threatened in writing against (a) in the case of SPAC, SPAC, any of SPAC’s Affiliates or any of their respective Representatives or stockholders (in their capacity as such), or (b) in the case of the Company, the Company, any of the Company’s Affiliates or any of their respective Representatives or stockholders (in their capacity as such). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, and (iv) reasonably cooperate with each other with respect to any Transaction Litigation; provided, however, that in no event shall (x) the Company, any of the Company’s Affiliates or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed) or (y) SPAC, any of SPAC’s Affiliates or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.20. Employee Matters. Prior to the Closing, the SPAC Board will approve and adopt the New Equity Incentive Plan, subject to the SPAC Stockholder Approval.

Section 5.21. SPAC Extension Proposal. If a definitive proxy relating to the approval of the Contemplated Transactions has not been mailed to Pre-Closing SPAC Stockholders by December 8, 2023, SPAC shall use its best efforts to take all actions necessary to obtain the approval of the SPAC Extension Proposal. In connection with obtaining the approval, SPAC will prepare, file and mail all required proxy materials to be sent to the Pre-Closing SPAC Stockholders seeking approval of the SPAC Extension Proposal.

ARTICLE VI.

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS

CONTEMPLATED BY THIS AGREEMENT

Section 6.1. Conditions to the Obligations of the Parties. The obligations of the Parties to consummate, or cause to be consummated, the transactions contemplated by this Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists, of the following conditions:

(a) each applicable waiting period (and any extensions thereof, or any timing agreements, understandings or commitments obtained by request or other action of the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice, as applicable) or Consent under the HSR Act shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable;

(b) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement (including the Closing) shall exist, and the Parties shall act reasonably and in good faith and consult each other when assessing the application of any such restraint or prohibition;

(c) the Registration Statement/Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement/Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d) the Company Stockholder Written Consent shall have been obtained;

(e) the SPAC Stockholder Approval shall have been obtained;

(f) SPAC’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Effective Time, SPAC shall be able to satisfy any applicable initial and continuing listing requirements of Nasdaq, and SPAC shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the Series A Common Stock (including the Series A Common Stock to be issued hereunder) shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof; and

(g) after giving effect to the transactions contemplated hereby (including the SPAC Stockholder Redemption and the PIPE Financing), SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule  3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Section  6.2. Other Conditions to the Obligations of the SPAC Parties. The obligations of the SPAC Parties to consummate the transactions contemplated by this Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable Law, waiver by SPAC (on behalf of itself and the other SPAC Parties), of the following further conditions:

(a) (i) the Company Fundamental Representations shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of such earlier date), and (ii) the representations and warranties of the Company set forth in ARTICLE III (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of such earlier date), except, in the case of this clause (ii), where the failure of such representations and warranties to be true and correct, taken as a whole, does not, and would not reasonably be expected to, cause a Company Material Adverse Effect;

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect has occurred and is continuing;

(d) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to SPAC a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in form and substance reasonably acceptable to SPAC;

(e) each Ancillary Document to which the Company is or is to be a party pursuant hereto shall have been executed and delivered by the Company and shall be in full force and effect;

(f) the Company Preferred Stock Conversion shall have been duly authorized; and

(g) each of the agreements set forth on Section 6.2(g) of the Company Disclosure Schedule has been terminated as of immediately prior to Closing.

Section 6.3. Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company, of the following further conditions:

(a) (i) the SPAC Fundamental Representations shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) as of such earlier date), and (ii) the representations and warranties of the SPAC Parties (other than the SPAC Fundamental Representations) contained in ARTICLE IV of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) as of such earlier date), except, in the case of this clause (ii), where the failure of such representations and warranties to be true and correct, taken as a whole, does not, and would not reasonably be expected to, cause a SPAC Material Adverse Effect;

(b) the SPAC Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the SPAC Parties under this Agreement at or prior to the Closing;

(c) there being at least $8,700,000 in Available Closing Cash;

(d) since the date of this Agreement, no SPAC Material Adverse Effect has occurred and is continuing;

(e) the Employment Agreements shall have been signed by the respective executives party thereto in form reasonably satisfactory to the Parties, with approval of the form Employment Agreement not to be unreasonably withheld, conditioned or delayed by the SPAC;

(f) at or prior to the Closing, SPAC shall have delivered, or caused to be delivered, to the Company a certificate duly executed by an authorized officer of SPAC, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(d) are satisfied, in a form and substance reasonably satisfactory to the Company; and

(g) each Ancillary Document to which SPAC or Sponsor is or is to be a party pursuant hereto shall have been executed and delivered by SPAC or Sponsor and shall be in full force and effect.

Section 6.4. Frustration of Closing Conditions.

The Company may not rely on the failure of any condition set forth in this ARTICLE VI to be satisfied if such failure was proximately caused by the Company’s or any one of its Subsidiaries’ failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2, or a material breach of any of its other obligations under this Agreement. None of the SPAC Parties may rely on the failure of any condition set forth in this ARTICLE VI to be satisfied if such failure was proximately caused by any SPAC Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2, or a material breach of any of its other obligations under this Agreement.

ARTICLE VII.

TERMINATION

Section 7.1. Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written consent of SPAC and the Company;

(b) by SPAC, if any of the representations or warranties set forth in ARTICLE III shall not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing), such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof is delivered to the Company by SPAC, and (ii) the Termination Date; provided, however, that none of the SPAC Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in ARTICLE IV shall not be true and correct, or if any SPAC Party has failed to perform any covenant or agreement on the part of such applicable SPAC Party set forth in this Agreement (including an obligation to consummate the Closing), such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof is delivered to SPAC by the Company, and (ii) the Termination Date; provided, however, that the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d) by either SPAC or the Company, if the transactions contemplated by this Agreement (including the Closing) shall not have been consummated on or prior June 1, 2024 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to SPAC if any SPAC Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e) by either SPAC or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(f) by either SPAC or the Company, if the SPAC Stockholders Meeting has been held (including any adjournment or postponement thereof), has concluded, SPAC’s stockholders have duly voted and the SPAC Stockholder Approval was not obtained; or

(g) by SPAC, if the Company does not deliver or cause to be delivered to SPAC the Company Stockholder Written Consent in accordance with Section  5.13 on or prior to the Company Stockholder Written Consent Deadline.

Section  7.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of (a) Section 5.3(a), this Section 7.2, ARTICLE VIII and ARTICLE I (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties, and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with its terms. Notwithstanding the foregoing, the termination of this Agreement pursuant to Section 7.1 shall not affect any Liability on the part of any Party for the Willful Breach of this Agreement by, or any Fraud of, such Party.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1. Non-Survival. The representations, warranties, agreements and covenants in this Agreement, or in any instrument, document or certificate delivered pursuant to this Agreement, shall terminate at the Effective Time, except for (a) those covenants and agreements that, by their terms, contemplate performance after the Effective Time, and (b) those representations and warranties set forth in Section 3.25, Section 3.27, Section 4.17 and Section 4.20.

Section 8.2. Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents and the Confidentiality Agreement) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, undertakings, representations and other arrangements, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) prior to the Closing, SPAC and the Company, and (b) from and after the Closing, SPAC and the Sponsor. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void, ab initio.

Section 8.3. Amendment. This Agreement may be amended or modified only (a) prior to the Closing, by a written agreement executed and delivered by SPAC and the Company, and (b) after the Closing, by a written agreement executed and delivered by SPAC and the Sponsor. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Section 8.4. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, e-mail (having obtained electronic delivery confirmation thereof) or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a) If to any SPAC Party, to:

Atlantic Coastal Acquisition Corp. II

6 St. Johns Lane, Floor 5

New York, New York 10013

Attention: Shahraab Ahmad

Email: *******

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

31 W 52nd Street

New York, NY 10019

Attention: Matthew Oresman

Email: *******

(b) If to the Company, to:

Abpro Corporation

68 Cummings Park Drive

Woburn, MA 01801

Attention: Legal Department

Email: *******

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, D.C. 20001

Attention: Jonathan Talcott; E. Peter Strand

E-mail: *******; *******

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above. All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day; otherwise, any such notice, request, claim, demand or other communication shall be deemed not to have been received until the next succeeding Business Day.

Section 8.5. Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, the Merger shall be governed by the DGCL.

Section 8.6. Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, in the event the Closing occurs, Unpaid Company Expenses and Unpaid SPAC Expenses shall be borne by the Trust Account (provided, however, that the effect of such payment shall be disregarded for the purposes of Section 6.1(g), but not, for the avoidance of doubt, Section 6.3(c)).

Section 8.7. Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement, (b) masculine gender shall also include the feminine and neutral genders, and vice versa, (c) words importing the singular shall also include the plural, and vice versa, (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation,” (e) references to “$” or “dollar” or “US$” shall be references to United States dollars, (f) the word “or” is disjunctive but not necessarily exclusive, (g) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (h) the word “day” means calendar day unless Business Day is expressly specified, (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if,” (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement, (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to any SPAC Party, any documents or other materials posted to datasite electronic data room maintained by or on behalf of the Company as of 5:00 p.m., Eastern Time, at least one day prior to the date of this Agreement, (l) all references to any Law will be to such Law as amended, supplemented, restated or otherwise modified or re-enacted from time to time, and (m) all references to any Contract are to such Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8. Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the SPAC Disclosure Schedules corresponding to any Section or subsection of ARTICLE III (in the case of the Company Disclosure Schedules) or ARTICLE IV (in the case of the SPAC Disclosure Schedules) shall be deemed to have been disclosed with respect to every other Section and subsection of ARTICLE III (in the case of the Company Disclosure Schedules) or ARTICLE IV (in the case of the SPAC Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the Sections or subsections of ARTICLE III or ARTICLE IV may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature. Without limiting the generality of the foregoing, the fact that any disclosure on any of the Schedules is not required to be disclosed in order to render the applicable representation or warranty to which it relates true, or that the absence of such disclosure on the Schedules would not constitute a breach of such representation or warranty, (i) shall not be deemed or construed to expand the scope of any representation or warranty hereunder or to establish a standard of materiality disclosure in respect of any representation or warranty or create any covenant and (ii) shall not constitute, or be deemed to be, an admission to any third party concerning such item or an admission of default or breach under any agreement or document.

Section 8.9. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14 and Section 5.15 and, with respect thereto, this Section 8.9 and Section 8.14, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 8.2, Section 8.3 and Section 8.13 and, with respect thereto, this Section 8.9 and Section 8.14. Nelson Mullins Riley & Scarborough LLP (“Nelson Mullins”) shall be an express third-party beneficiary of Section 8.19 and, with respect thereto, this Section 8.9 and Section 8.14.

Section 8.10. Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, then all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11. Counterparts; Electronic Signatures; Effectiveness. This Agreement and each Ancillary Document (including any of the Closing deliverables contemplated hereby) may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the Closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document or Closing deliverable.

Section 8.12. Knowledge of Company; Knowledge of SPAC. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean, as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12 of the Company Disclosure Schedules after reasonable inquiry. For all purposes of this Agreement, the phrase “to SPAC’s knowledge” and “to the knowledge of SPAC” and any derivations thereof shall mean, as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12 of the SPAC Disclosure Schedules. For the avoidance of doubt, none of the individuals set forth on Section 8.12 of the Company Disclosure Schedules or the SPAC Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13. No Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement or related to the transactions contemplated hereby, may only be made against, the Parties (and then only with respect to the specific obligations of such Parties, as set forth herein), and none of the Representatives of any SPAC Party (including the Sponsor) or the Company (and including the Parties’ stockholders) shall have any Liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein. For the avoidance of doubt, nothing in this Section 8.13 shall limit the enforcement of, or recovery under, Ancillary Documents.

Section 8.14. Extension; Waiver. The Company (prior to the Closing) or the Sponsor (after the Closing) may (a) extend the time for the performance of any of the obligations or other acts of the SPAC Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the SPAC Parties set forth herein or (c) waive compliance by the SPAC Parties with any of the agreements or conditions set forth herein. SPAC may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights, powers or privileges hereunder shall not constitute a waiver of such rights, powers or privileges, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 8.15. Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT, OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16. Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the state and federal courts located in New Castle County, State of Delaware for the purposes of any Proceeding (a) arising under this Agreement or under any Ancillary Document, or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding (i) arising under this Agreement or under any Ancillary Document, or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Proceeding commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper or (z) this Agreement, or any Ancillary Document, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding. Notwithstanding the foregoing, a party may seek the remedies contemplated by Section 8.17 in any court of competent jurisdiction.

Section 8.17. Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (a) the other Parties have an adequate remedy at law, or (b) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 8.18. Trust Account Waiver. Reference is made to the final prospectus of SPAC, filed with the SEC (File No. 333-262159) on January 18, 2022 (the “Prospectus”). The Company acknowledges, agrees and understands that SPAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and certain proceeds of the private placement (including interest accrued from time to time thereon) for the benefit of SPAC’s public stockholders. The Company hereby agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Agreement, the transactions contemplated hereby or any proposed or actual business relationship between SPAC or any of its Representatives or Affiliates, on the one hand, and the Company or any of its Representatives or Affiliates, on the other hand or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Company hereby irrevocably waives (on its own behalf and on behalf of its Company Related Parties) any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any discussions, contracts or agreements with SPAC and will not seek recourse against the Trust Account for any reason whatsoever. Notwithstanding anything herein or otherwise to the contrary (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against SPAC for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions contemplated hereby (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the SPAC Shareholder Redemption) to the Company in accordance with the terms of this Agreement and the Trust Agreement), or for Fraud and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against SPAC’s (or its successors’) assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 8.19. Conflicts and Privilege.

(a) SPAC and Merger Sub, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (i) the Sponsor, the stockholders or holders of other equity interests of SPAC, or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “SPAC Group”), on the one hand, and (ii) any pre-Closing stockholders, directors, members, partners, officers or employees of the Company or Affiliates (the “Company Group”), on the other hand, Nelson Mullins, may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to SPAC or the Surviving Corporation, and even though Nelson Mullins may be handling ongoing unrelated matters for SPAC, the Surviving Corporation or the members of the Company Group.

(b) SPAC and Merger Sub, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications made prior to the Closing (in each case, including to the extent made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement, any Ancillary Documents or the transactions contemplated hereby or thereby) between or among the Company, its Affiliates or any member of the Company Group, on the one hand, and Nelson Mullins, on the other hand (the “Nelson Mullins Privileged Communications”), the attorney/client privilege, attorney work-product protection, and the expectation of client confidence shall survive the Merger and belong to the pre-Closing stockholders of the Company after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation or any other member of the SPAC Group. Notwithstanding the foregoing, in the event that a dispute arises between SPAC or the SPAC Group, on the one hand, and a third party other than the Company, its Affiliates or any member of the Company Group, on the other hand, SPAC (or such other member of the SPAC Group, as applicable) may assert the attorney-client privilege to prevent the disclosure of the Nelson Mullins Privileged Communications to such third party; provided, however, that neither SPAC nor the SPAC Group may waive such privilege with respect to Nelson Mullins Privileged Communications without the prior written consent of Nelson Mullins.

(c) Notwithstanding the foregoing, any privileged communications or information shared by or on behalf of the Company prior to the Closing with SPAC or the Sponsor shall remain the privileged communications (the attorney/client privilege, attorney work-product protection, and the expectation of client confidence shall survive the Merger and belong to the pre-Closing stockholders of the Company after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation or any other member of the SPAC Group), and SPAC agrees, on its own behalf and on behalf of the other members of the SPAC Group, not to assert that any privilege has been waived as to the Nelson Mullins Privileged Communications, by virtue of the same having been shared.

(d) SPAC agrees on behalf of itself and the other members of the SPAC Group, (i) to the extent that SPAC or, after the Closing, the Surviving Corporation receives or takes physical possession of any Nelson Mullins Privileged Communications, (A) such physical possession or receipt shall not, in any way, be deemed a waiver by the Company or the Company’s pre-closing stockholders of the privileges or protections described in this Section 8.19, and (B) neither SPAC nor the SPAC Group shall assert any claim that the Company, or the Company’s pre-closing stockholders or any other Person waived the attorney-client privilege, attorney work-product protection or any other right or expectation of client confidence applicable to any such materials or communications, (ii) not to access or use the Nelson Mullins Privileged Communications, including by way of review of any electronic data, communications or other information, by seeking to have the Company or the Company’s pre-closing stockholders waive the attorney-client or other privilege or otherwise and (iii) not to seek to obtain the Nelson Mullins Privileged Communications from Nelson Mullins as long as such Nelson Mullins Privileged Communications would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

(e) To the extent that files or other materials maintained by Nelson Mullins constitute property of its clients, such property rights (and the attorney/client privilege, attorney work-product protection, and the expectation of client confidence with respect thereto) shall survive the Merger and belong to the pre- Closing stockholders of the Company after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation or any other member of the SPAC Group, and Nelson Mullins shall have no duty to reveal or disclose to any Person any such files or other materials or any Nelson Mullins Privileged Communications, as long as such files or other materials would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

(f) SPAC on behalf of itself and the SPAC Group, hereby acknowledges that it has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement. This Section 8.19 shall be irrevocable, and no term of this Section 8.19 may be amended, waived or modified, without the prior written consent of Nelson Mullins (not to be unreasonably withheld, conditioned or delayed).

* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

COMPANY:	ABPRO CORPORATION

	By:	/s/ Ian Chan
	Name:	Ian Chan
	Title:	Chief Executive Officer

SPAC:	ATLANTIC COASTAL ACQUISITION CORP. II

	By:	/s/ Shahraab Ahmad
	Name:	Shahraab Ahmad
	Title:	CEO

MERGER SUB:	ABPRO MERGER SUB CORP.

	By:	/s/ Shahraab Ahmad
	Name:	Shahraab Ahmad
	Title:	President

[Signature Page to Business Combination Agreement]

Exhibit A

Form of Sponsor Support Agreement

(attached)

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT, dated as of December 11, 2023 (this “Agreement”), by and among ATLANTIC COASTAL ACQUISITION MANAGEMENT II LLC, a Delaware limited liability company (“Supporter”), ATLANTIC COASTAL ACQUISITION CORP. II, a Delaware corporation (“SPAC”), and ABPRO CORPORATION, a Delaware corporation (the “Company”). Terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA (as defined below).

WHEREAS, contemporaneously with the execution of this Agreement, SPAC, the Company, and Abpro Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of SPAC (“Merger Sub”), are entering into that certain Business Combination Agreement (the “BCA”), a copy of which has been made available to Supporter and pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Company (the “Merger”), and the Company’s securityholders will receive shares of SPAC’s Series A common stock, par value $0.0001 per share (the “Series A Common Stock”);

WHEREAS, as of the date hereof, Supporter owns 6,374,774 shares of Series A Common Stock and 1 share of SPAC’s Series B common stock, par value $0.0001 per share (the “Series B Common Stock”) (all such SPAC shares and any SPAC shares of which ownership of record or the power to vote is hereafter acquired by Supporter prior to the termination of this Agreement being referred to herein as the “Shares”); and

WHEREAS, in order to induce the Company and SPAC to enter into the BCA, Supporter is executing and delivering this Agreement to the Company.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, Supporter, the Company, and SPAC hereby agree as follows:

1. Agreement to Vote. Supporter, with respect to the Shares, hereby agrees (and agrees to execute such documents or certificates evidencing such agreement as SPAC and/or the Company may reasonably request in connection therewith) to vote at any meeting of the stockholders of SPAC, and in any action by written consent of the stockholders of SPAC, to approve the BCA, all of the Shares (a) in favor of the approval and adoption of the BCA, the transactions contemplated by the BCA and this Agreement, (b) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the BCA and considered and voted upon by the stockholders of SPAC (including each Required Transaction Proposal), (c) in favor of the approval and adoption of the new equity incentive plan, (d) for the appointment, and designation of classes, of the members of the Post-Closing Board and (e) against any action, agreement or transaction (other than the BCA or the transactions contemplated thereby) or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of SPAC under the BCA or that would reasonably be expected to result in the failure of the transactions contemplated by the BCA from being consummated. Supporter acknowledges receipt and review of a copy of the BCA.

2. Transfer of Shares. Supporter agrees that it shall not, directly or indirectly, except as otherwise contemplated pursuant to the BCA and the Ancillary Documents, (a) sell, assign, transfer (including by operation of law), redeem, lien, pledge, distribute, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing (unless the transferee agrees to be bound by this Agreement), (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law), redemption or other disposition of any Shares (unless the transferee agrees to be bound by this Agreement) or (d) take any action that would have the effect of preventing or disabling Supporter from performing its obligations hereunder.

3. Waiver. Except as otherwise contemplated pursuant to the BCA and the Ancillary Documents, Supporter hereby waives (and agrees to execute such documents or certificates evidencing such waiver as SPAC and/or the

Company may reasonably request) any adjustment to the conversion ratio set forth in the SPAC Certificate of Incorporation or any other anti-dilution or similar protection with respect to the Shares (whether resulting from the transactions contemplated hereby, by the BCA or any Ancillary Document or by any other transaction consummated in connection with the transactions contemplated hereby and thereby).

4. Representations and Warranties. Supporter represents and warrants for and on behalf of itself to SPAC and the Company as follows:

(a) The execution, delivery and performance by Supporter of this Agreement and the consummation by Supporter of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law or Order applicable to Supporter, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any Lien on any Shares (other than pursuant to this Agreement or transfer restrictions under applicable securities laws or the Governing Documents of Supporter) or (iv) conflict with or result in a breach of or constitute a default under any provision of Supporter’s Governing Documents.

(b) Except as contemplated pursuant to the BCA and the Ancillary Documents, Supporter owns of record and has good, valid and marketable title to the Shares free and clear of any Lien (other than pursuant to this Agreement or transfer restrictions under applicable securities Laws or the Governing Documents of Supporter) and has the sole power (as currently in effect) to vote and has the full right, power and authority to sell, transfer and deliver such Shares, and Supporter does not own, directly or indirectly, any other Shares.

(c) Supporter has the power, authority and capacity to execute, deliver and perform this Agreement and that this Agreement has been duly authorized, executed and delivered by Supporter.

5. Termination. This Agreement and the obligations of Supporter under this Agreement shall automatically terminate upon the earliest of: (a) the Effective Time; (b) the termination of the BCA in accordance with its terms; and (c) the mutual agreement of the Company and SPAC. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement occurring prior to its termination.

6. Miscellaneous.

(a) Except as otherwise provided herein or in the BCA or any Ancillary Document, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this paragraph 6(b)):

If to SPAC or Supporter, to:

Atlantic Coastal Acquisition Corp. II

6 St. Johns Lane, Floor 5

New York, New York 10013

Attention: Shahraab Ahmad

Email: *******

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

31 W 52nd Street

New York, NY 10019

Attention: Matthew Oresman

Email: *******

If to the Company, to:

Abpro Corporation

68 Cummings Park Drive

Woburn, MA 01801

Attention: Legal Department

Email: *******

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, D.C. 20001

Attention: Jonathan Talcott; E. Peter Strand

E-mail: ******* ; *******

(c) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(d) This Agreement, the BCA and the Ancillary Documents constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise).

(e) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) The parties hereto agree that irreparable damage may occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the parties agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of, or to enforce compliance with this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such Order.

(g) This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware. Without prejudice to the ability of any party to enforce this Agreement in any other proper jurisdiction, each of the parties irrevocably and unconditionally submits and attorns to the non-exclusive jurisdiction of the courts of the State of Delaware to determine all issues, whether at law or in equity, arising from this Agreement. To the extent permitted by applicable law, each party:

(i) irrevocably waives any objection, including any claim of inconvenient forum, that it may now or in the future have to the venue of any legal proceeding arising out of or relating to this agreement in the courts of the State of Delaware, or that the subject matter of this agreement may not be enforced in those courts;

(ii) irrevocably agrees not to seek, and waives any right to, judicial review by any court that may be called upon to enforce the judgment of the courts referred to in this paragraph 6(g), of the substantive merits of any suit, action or proceeding; and

(iii) to the extent that party has or may acquire any immunity from the jurisdiction of any court or from any legal process, whether through service or notice, attachment before judgment, attachment in aid of execution, execution or otherwise, with respect to itself or its property, irrevocably waives that immunity in connection with its obligations under this Agreement.

(h) This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(i) Without further consideration, each party shall use commercially reasonable efforts to execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(j) This Agreement shall not be effective or binding upon Supporter until such time as the BCA is executed by each of the parties thereto.

(k) If, and as often as, there are any changes in the SPAC Common Stock by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to SPAC, Supporter and the Shares as so changed.

(l) Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this paragraph 6(l).

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SPAC:

ATLANTIC COASTAL ACQUISITION CORP. II

By:
Name:
Title:

COMPANY:

ABPRO CORPORATION

By:
Name:
Title:

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SUPPORTER:

ATLANTIC COASTAL ACQUISITION MANAGEMENT II LLC

By:
Name:
Title:

[Signature Page to Sponsor Support Agreement]

Exhibit B

Form of Company Support Agreement

(attached)

COMPANY SUPPORT AGREEMENT

This COMPANY SUPPORT AGREEMENT, is entered into as of December 11, 2023 (this “Agreement”), by and among Atlantic Coastal Acquisition Corp. II, a Delaware corporation (the “SPAC”), Abpro Corporation, a Delaware corporation (the “Company”), and each of the shareholders of the Company whose names appear on the signature pages of this Agreement (each, a “Company Shareholder” and, collectively, the “Company Shareholders”). The SPAC, the Company and each Company Shareholder may be referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, contemporaneously with the execution of this Agreement, the SPAC, the Company, and Abpro Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of the SPAC (“Merger Sub”), are entering into that certain Business Combination Agreement (the “BCA”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Company and become a wholly-owned subsidiary of the SPAC (the “Merger”), and the Company’s securityholders will receive shares of the SPAC’s Series A Common Stock;

WHEREAS, as of the date hereof, each Company Shareholder owns of record the number of equity securities of the Company as set forth opposite such Company Shareholder’s name on Exhibit A hereto (all such securities and any underlying securities of the Company of which ownership of record or the power to vote is hereafter acquired by the Company Shareholders prior to the termination of this Agreement being referred to herein as the “Securities”); and

WHEREAS, in order to induce the SPAC, Merger Sub, and the Company to enter into the BCA, the Company Shareholders are executing and delivering this Agreement to the SPAC and the Company.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, each of the Company Shareholders (severally and not jointly), the SPAC and the Company hereby agrees as follows:

1. Agreement to Vote. Each Company Shareholder, by this Agreement, with respect to its Securities, severally and not jointly, hereby agrees (and agrees to execute such documents and certificates evidencing such agreement as the SPAC may reasonably request in connection therewith), if (and only if) the Approval Condition (as defined below) shall have been satisfied, to vote, at any meeting of the members of the Company, and in any action by written consent of the members of the Company, all of such Company Shareholder’s Securities (a) in favor of the approval and adoption of the BCA, the transactions contemplated by the BCA and this Agreement, including, no later than forty-eight (48) hours following the date that the Registration Statement/Proxy Statement (as defined in the BCA) becomes effective, an amendment to the Company Certificate of Incorporation (as defined in the BCA), providing for the automatic conversion, immediately prior to the Closing, of the Company Preferred Stock (as defined in the BCA) into shares of Company Common Stock (as defined in the BCA) (b) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the BCA and considered and voted upon by the stockholders of the Company, including the conversion of the Company’s preferred stock, (c) in favor of the approval and adoption of the new equity incentive plan (as contemplated by the BCA) and (d) against any action, agreement or transaction (other than the BCA or the transactions contemplated thereby) or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the BCA or that would reasonably be expected to result in the failure of the transactions contemplated by the BCA from being consummated. Each Company Shareholder acknowledges receipt and review of a copy of the BCA. For purposes of this Agreement, “Approval Condition” shall mean that (i) the BCA and the transactions as set forth therein shall have been approved by the Board of Directors of the Company and such approval shall not have been withdrawn and (ii) the BCA shall not have been amended or modified to change the Merger Consideration payable under the BCA to the Company Shareholders.

2. Waiver of Appraisal Rights. Each Company Shareholder hereby unconditionally waives, and agrees not to exercise, assert or perfect, any rights of appraisal or any dissenters’ rights that such Company Shareholder may have (whether under applicable Law or otherwise) or could potentially have or acquire in connection with the Merger.

3. Transfer of Securities. Except as may be required by or permitted in the BCA, each Company Shareholder, severally and not jointly, agrees that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Securities or otherwise agree to do any of the foregoing (unless the transferee agrees to be bound by this Agreement), (b) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Securities (unless the transferee agrees to be bound by this Agreement), or (d) take any action that would have the effect of preventing or disabling the Company Shareholder from performing its obligations hereunder.

4. Representations and Warranties. Each Company Shareholder, severally and not jointly, represents and warrants for and on behalf of itself to the SPAC as follows:

(a) The execution, delivery and performance by such Company Shareholder of this Agreement and the consummation by such Company Shareholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law (with this and any other defined term used herein without definition having the meaning as given in the BCA) or other Order applicable to such Company Shareholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any Lien on any Securities (other than pursuant to this Agreement, the BCA or transfer restrictions under applicable securities laws or the Governing Documents of the Company or such Company Shareholder) or (iv) conflict with or result in a breach of or constitute a default under any provision of such Company Shareholder’s Governing Documents if such Company Shareholder is an entity.

(b) Such Company Shareholder owns of record and has good, valid and marketable title to the Securities set forth opposite the Company Shareholder’s name on Exhibit A free and clear of any Lien (other than pursuant to this Agreement or transfer restrictions under applicable securities Laws or the Governing Documents of such Company Shareholder) and has the sole power (as currently in effect) to vote and the full right, power and authority to sell, transfer and deliver such Securities, and such Company Shareholder does not own, directly or indirectly, any other Securities.

(c) Such Company Shareholder has the power, authority and capacity to execute, deliver and perform this Agreement, and that this Agreement has been duly authorized, executed and delivered by such Company Shareholder.

5. Termination. This Agreement and the obligations of the Company Shareholders under this Agreement shall automatically terminate upon the earliest of (a) the Effective Time; (b) the termination of the BCA in accordance with its terms; or (c) the mutual agreement of the SPAC and the Company. Upon termination or expiration of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any Party from liability for any willful breach of this Agreement occurring prior to such termination of this Agreement.

6. Miscellaneous.

(a) Except as otherwise provided herein, in the BCA or in any Ancillary Document, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b) All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by e-mail, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice in accordance with this paragraph 5(b)):

If to the SPAC, to:

Atlantic Coastal Acquisition Corp. II

6 St. Johns Lane, Floor 5

New York, New York 10013

Attention: Shahraab Ahmad

Email: *******

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

31 W 52nd Street

New York, NY 10019

Attention: Matthew Oresman

Email: *******

If to the Company, to:

Abpro Corporation

68 Cummings Park Drive

Woburn, MA 01801

Attention: Legal Department

Email: *******

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, D.C. 20001

Attention: Jonathan Talcott; E. Peter Strand

E-mail: *******; *******

If to a Company Shareholder, to the address set forth for such Company Shareholder on the signature page hereof.

(c) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(d) This Agreement, the BCA and the Ancillary Documents constitute the entire agreement among the Parties and the other parties thereto with respect to the subject matter hereof and thereof, and supersede all prior agreements and undertakings, both written and oral, among the Parties and the other parties thereto, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) without the prior written consent of each of the Parties, and any attempt to do so without such consent shall be void ab initio.

(e) This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No Company Shareholder shall be liable for the breach of this Agreement by any other Company Shareholder.

(f) The Parties agree that irreparable damage may occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the Parties shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the Parties agrees that it shall not oppose the granting of an injunction, specific performance or other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of, or to enforce compliance with, this Agreement, when expressly available pursuant to the terms of this Agreement, shall not be required to provide any bond or other security in connection with any such Order.

(g) This Agreement shall be governed by, and construed and interpreted in accordance with, the Laws of the State of Delaware. Without prejudice to the ability of any Party to enforce this Agreement in any other proper jurisdiction, each of the Parties irrevocably and unconditionally submits and attorns to the non-exclusive jurisdiction of the courts of the State of Delaware to determine all issues, whether at law or in equity, arising from this Agreement. To the extent permitted by applicable Law, each of the Parties:

(i) irrevocably waives any objection, including any claim of inconvenient forum, that it may now or in the future have to the venue of any legal proceeding arising out of or relating to this Agreement in the courts of the State of Delaware, or that the subject matter of this Agreement may not be enforced in those courts;

(ii) irrevocably agrees not to seek, and waives any right to, judicial review by any court that may be called upon to enforce the judgment of the courts referred to in this paragraph 5(g), of the substantive merits of any suit, action or proceeding; and

(iii) to the extent that the Party has or may acquire any immunity from the jurisdiction of any court or from any legal process, whether through service or notice, attachment before judgment, attachment in aid of execution, execution or otherwise, with respect to itself or its property, irrevocably waives that immunity in connection with its obligations under this Agreement.

(h) This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(i) Without further consideration, each Party shall use commercially reasonable efforts to execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(j) This Agreement shall not be effective or binding upon any Company Shareholder until such time as the BCA is executed by each of the parties thereto.

(k) If, and as often as, there are any changes in the Company or the Company Shareholder’s Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Company Shareholder and its Securities as so changed.

(l) Each of the Parties hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the Parties hereto (i) certifies that no representative, agent or attorney of any other

Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (ii) acknowledges that it and the other Parties have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this paragraph 5(l).

[Signatures appear on following pages]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

ATLANTIC COASTAL ACQUISITION CORP. II

By:
Name:
Title:

ABPRO CORPORATION

By:
Name:
Title:

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

COMPANY SHAREHOLDERS

Shareholder Name:

ABPRO BIO INTERNATIONAL, INC.

By:

Name:

Title:

Address for Notices:
Email: *******

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

COMPANY SHAREHOLDERS

Shareholder Name:

APEX PARTNERS II LTD.

By:

Name:

Title:

Address for Notices:
Email: *******

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

COMPANY SHAREHOLDERS

Shareholder Name:

IAN CHAN

By:
Name: Ian Chan

Address for Notices:

Email: *******

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

COMPANY SHAREHOLDERS

Shareholder Name:

FV DYNASTY TRUST

By:

Name:

Title:

Address for Notices:

Email: *******

[Signature Page to Voting Agreement]

EXHIBIT A

THE COMPANY SHAREHOLDERS

Company Shareholder	Company Securities
Ian Chan	4,477,913 common (approx. 47.8%)
FV Dynasty Trust	556,118 common (approx. 5.94%)
Abpro Bio International, Inc.	3,748,410 preferred (approx. 48.4%)
Apex Partners II Ltd.	892,391 preferred (approx. 11.5%)

Exhibit C

Form of Company Lock-Up Agreement

(attached)

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [●], 2023, by and between (i) Atlantic Coastal Acquisition Corp. II, a Delaware corporation (the “Company”), (ii) Atlantic Coastal Acquisition Management II LLC, a Delaware limited liability company (“Sponsor”), and (iii) the undersigned (each, a “Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the BCA (as defined herein). Company, Sponsor and each Holder may be referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Company, Abpro Corporation, a Delaware corporation (“Abpro”), and Abpro Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), have entered into that certain Business Combination Agreement (the “BCA”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into Abpro, with Abpro’s securityholders receiving shares of the Company’s Series A common stock, par value $0.0001 per share (the “Series A Common Stock”);

WHEREAS, immediately prior to the Closing, Holder is a holder of equity or equity-linked securities of Abpro and upon the Closing, Holder will be a holder of Series A Common Stock or options to acquire Series A Common Stock; and

WHEREAS, pursuant to the BCA, and in view of the valuable consideration to be received by each Holder thereunder, the Parties desire to enter into this Agreement, pursuant to which the shares of Series A Common Stock and options to acquire shares of Series A Common Stock (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. Lock-Up Provisions.

(a) Each Holder hereby agrees not to, during the period commencing from the Closing and ending on the earlier of (x) the twelve month anniversary of the date of the Closing, (y) if the reported last sale price of the shares of Series A Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, right issuances, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period commencing at least one-hundred and fifty (150) days after the Closing, and (z) the date after the Closing on which the Company consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of the Company’s shareholders having the right to exchange their common stock of the Company for cash, securities or other property (the “Lock-Up Period”): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). The foregoing restrictions shall not apply to the transfer of any or all of the Restricted Securities owned by a Holder (I) by gift, will or intestate succession upon the death of Holder, (II) to any Permitted Transferee (as defined below) or (III) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, however, that in any of cases (I), (II) or (III) it shall be a condition to such transfer that the transferee executes and delivers to the Company an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement. The forgoing restrictions shall also not apply to the exercise of stock options existing on the date hereof, provided that the shares of Series A Common Stock received upon such exercise shall be Restricted Securities subject to the forgoing restrictions. As used in this Agreement, the term “Permitted Transferee” shall mean: (1) the members of Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse or domestic partner, the siblings of such person and his or her spouse or domestic partner, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses or domestic partners and siblings), (2) any trust for the direct or indirect benefit of Holder or the immediate family of Holder, (3) if Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (4) in the case of an entity, partners, members, managers, investment managers or stockholders of such entity that receive such transfer as a distribution, (5) to any affiliate of Holder, (6) any charitable foundation controlled by the undersigned, its members or stockholders or any of their respective immediate family, (7) any transferee to satisfy any U.S. federal, state, or local income tax obligations of a Holder (or its direct or indirect owners) arising from such Holder’s ownership (including prior to and after the Closing) of the Restricted Securities or any interests in the Company, in each case solely and to the extent necessary to cover any tax liability as a direct result of such ownership of the Restricted Securities or any interests in the Company, and (8) any transferee whereby there is no change in beneficial ownership. Holder further agrees to execute such agreements as may be reasonably requested by the Company that are consistent with the foregoing or that are necessary to give further effect thereto.

(b) If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, the Company may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period except in compliance with the foregoing restrictions.

(c) During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [●], 2023, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d) For the avoidance of any doubt, Holder shall retain all of its rights as a stockholder of the Company during the Lock-Up Period, including the right to vote any Restricted Securities.

2. Miscellaneous.

(a) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time. The Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(b) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any Party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a Party or thereto or a successor or permitted assign of such a Party.

(c) Governing Law; Jurisdiction. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. To the extent permitted by applicable Law, each Party:

i)

irrevocably waives any objection, including any claim of inconvenient forum, that it may now or in the future have to the venue of any legal proceeding arising out of or relating to this agreement in the courts of that Province, or that the subject matter of this agreement may not be enforced in those courts;

ii)

irrevocably agrees not to seek, and waives any right to, judicial review by any court that may be called upon to enforce the judgment of the courts referred to in this section 2(c), of the substantive merits of any suit, action or proceeding; and

iii)

to the extent that party has or may acquire any immunity from the jurisdiction of any court or from any legal process, whether through service or notice, attachment before judgment, attachment in aid of execution, execution or otherwise, with respect to itself or its property, irrevocably waives that immunity in connection with its obligations under this Agreement.

(d) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2(d).

(e) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(f) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile, email or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company, to:

Abpro Corporation

68 Cummings Park Drive

Woburn, MA 01801

Attention: Legal Department

Email: *******

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, D.C. 20001

Attention: Jonathan Talcott; E. Peter Strand

E-mail: *******; *******

and:

Atlantic Coastal Acquisition Corp. II

6 St. Johns Lane, Floor 5

New York, New York 10013

Attention: Shahraab Ahmad

Email: *******

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

31 W 52nd Street

New York, NY 10019

Attention: Matthew Oresman

Email: *******

If to a Holder or Sponsor, to: the address set forth below Holder’s or Sponsor’s name on the signature page to this Agreement.

(g) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company, Sponsor and Holder. No failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(h) Authorization on Behalf of the Company. The Parties acknowledge and agree that notwithstanding anything to the contrary contained in this Agreement, any and all determinations, actions or other authorizations under this Agreement on behalf of the Company, including enforcing the Company’s rights and remedies under this Agreement, or providing any waivers with respect to the provisions hereof, shall solely be made, taken and authorized by the majority of the Company’s disinterested directors (the “Disinterested Directors”). In the event that the Company at any time does not have any Disinterested Directors, so long as Holder has any remaining obligations under this Agreement, the Company will promptly appoint one in connection with this Agreement. Without limiting the foregoing, in the event that Holder or Holder’s Affiliate serves as a director, officer, employee or other authorized agent of the Company or any of its current or future Affiliates, Holder and/or

Holder’s Affiliate shall have no authority, express or implied, to act or make any determination on behalf of the Company or any of its current or future Affiliates in connection with this Agreement or any dispute or Action with respect hereto.

(i) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and Company will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Company shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which the Company may be entitled under this Agreement, at law or in equity.

(k) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the Parties under the BCA or any Ancillary Document or under the Letter Agreement, dated as of January 13, 2022, by and among Sponsor, the undersigned thereto, and the Company. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Company or any of the obligations of Holder under any other agreement between Holder and the Company or any certificate or instrument executed by Holder in favor of the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Company or any of the obligations of Holder under this Agreement.

(l) Further Assurances. From time to time, at another Party’s request and without further consideration (but at the requesting Party’s reasonable cost and expense), each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(m) Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(n) Effectiveness. This Agreement shall be binding upon the Holder upon the Holder’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the consummation of the Merger. In the event that the BCA is validly terminated in accordance with its terms prior to the consummation of the Merger, this Agreement shall automatically terminate and become null and void, and the Parties shall have no obligations hereunder.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Company:

ATLANTIC COASTAL ACQUISITION CORP. II

By:
Name:
Title:

Sponsor:

ATLANTIC COASTAL ACQUISITION MANAGEMENT II LLC

By:
Name:
Title:

Address for Notice:

Email:

{Additional Signature on the Following Page}

{Signature Page to Lock-Up Agreement}

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:

Name of Holder:

By:

Name:
Title:

Number of Series A Common Stock and Options:

Address for Notice:

Email:

{Signature Page to Lock-Up Agreement}

Exhibit D

Form of Amended and Restated SPAC Certificate of Incorporation

(attached)

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ATLANTIC COASTAL ACQUISITION CORP. II

Shahraab Ahmad hereby certifies that:

ONE: He is the duly elected and acting Chief Executive Officer of Atlantic Coastal Acquisition Corp. II, a Delaware corporation (the “Corporation”).

TWO: The date of filing of said corporation’s original certificate of incorporation with the Secretary of State of the State of Delaware was May 20, 2021.

THREE: The Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 18, 2022 (the “Amended Certificate”).

FOUR: This Second Amended and Restated Certificate of Incorporation amends and restates the Amended Certificate in its entirety.

FIVE: This Second Amended and Restated Certificate of Incorporation has been duly approved and adopted by the Board of Directors of the Corporation on [●], and by the stockholders of the Corporation on [●], in accordance with the provisions of Sections 141, 228, 242 and 245 of the General Corporation Law of the State of Delaware.

FIVE: The Amended Certificate is hereby amended and restated to read in its entirety as follows:

I.

The name of this corporation is Abpro Corporation (the “Company”).

II.

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

CIII.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 111,000,000 shares. 110,000,000 shares shall be Common Stock, each having a par value of $0.0001. 1,000,000 shares shall be Preferred Stock, each having a par value of $0.0001.

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company (the “Board of Directors”) is hereby expressly authorized to provide for the issue of any or all of the unissued and undesignated shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Company entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

C. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Company for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation (this “Restated Certificate”) (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together as a class with the holders of one or more other such series of Preferred Stock, to vote thereon by law or pursuant to this Restated Certificate (including any certificate of designation filed with respect to any series of Preferred Stock).

V.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board of Directors. The number of directors that shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.

B. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the initial classification of the Board of Directors, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. Subject to the rights of any series of Preferred Stock that may be designated from time to time to elect additional directors under specified circumstances, neither the Board of Directors nor any individual director may be removed without cause. Subject to any limitations imposed by applicable law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors, voting together as a single class.

D. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock that may be designated from time to time, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

E. The Board of Directors is expressly empowered to adopt, amend or repeal the Amended and Restated Bylaws of the Company (the “Bylaws”). Any adoption, amendment or repeal of the Bylaws by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Restated Certificate, such action by stockholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

F. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

G. No action shall be taken by the stockholders of the Company except at an annual or special meeting of stockholders called in accordance with the Bylaws. No action shall be taken by the stockholders of the Company by written consent or electronic transmission.

H. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner provided in the Bylaws.

VI.

A. The liability of a director of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

A. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on behalf of the Company; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company, to the Company or the Company’s stockholders; (C) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL, this Restated Certificate or the Bylaws of the Company (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Restated Certificate or the Bylaws of the Company (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, governed by the internal-affairs doctrine or otherwise related to the Company’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This Section A of Article VII shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “1933 Act”), or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

B. Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

C. Any person or entity holding, owning or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Restated Certificate.

VIII.

A. The Company reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, except as provided in Section B of this Article VIII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B. Notwithstanding any other provisions of this Restated Certificate or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Company required by law or by this Restated Certificate or any certificate of designation filed with respect to a series of Preferred Stock that may be designated from time to time, subject to the rights of the holders of any series of Preferred Stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, VII and VIII of this Restated Certificate.

* * * *

SIX: This Restated Certificate has been duly adopted and approved by the Board of Directors and by written consent of the stockholders in accordance with Sections 228, 242 and 245 of the DGCL and written notice of such action has been given as provided in section 228 of the DGCL.

[Signature page follows]

IN WITNESS WHEREOF, Atlantic Coastal Acquisition Corp. II has caused this Second Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this [●]th day of [●], [●].

ATLANTIC COASTAL ACQUISITION CORP. II

By: Shahraab Ahmad Its: Chief Executive Officer

Exhibit E

Form of Amended and Restated SPAC Bylaws

(attached)

SECOND AMENDED AND RESTATED

BYLAWS

OF

ABPRO HOLDINGS, INC.

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be at 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

The name of the registered agent at such address is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the corporation’s Board of Directors (the “Board of Directors”), and may also have offices at such other places, both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (the “DGCL”).

Section 5. Annual Meetings.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders (with respect to business other than nominations); (ii) brought specifically by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving the stockholder’s notice provided for in Section 5(b) of these Second Amended and Restated Bylaws (the “Bylaws”), who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 5. For the avoidance of doubt, clause (iii) above shall be the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”)) before an annual meeting of stockholders.

(b) At an annual meeting of the stockholders, only such business shall be conducted as is a proper matter for stockholder action under Delaware law and as shall have been properly brought before the meeting.

(i) For nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii) of these Bylaws and must update and supplement such written notice on a timely basis as set forth in Section 5(c) of these Bylaws. Such stockholder’s notice shall set forth: (A) as to each nominee such stockholder proposes to nominate at the meeting: (1) the name, age, business address and residence address of such nominee; (2) the principal occupation or employment of such nominee; (3) the class and number of shares of each class of capital stock of the corporation which are owned of record and beneficially by such nominee; (4) the date or dates on which such shares were acquired and the investment intent of such acquisition; (5) with respect to each nominee for election or re-election to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by Section 5(e) of these Bylaws; and (6) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named as a nominee and to serving as a director if elected); and (B) the information required by Section 5(b)(iv) of these Bylaws. The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(ii) Other than proposals sought to be included in the corporation’s proxy materials pursuant to Rule 14(a)-8 under the 1934 Act, for business other than nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii) of these Bylaws, and must update and supplement such written notice on a timely basis as set forth in Section 5(c) of these Bylaws. Such stockholder’s notice shall set forth: (A) as to each matter such stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest (including any anticipated benefit of such business to any Proponent (as defined below) other than solely as a result of its ownership of the corporation’s capital stock, that is material to any Proponent individually, or to the Proponents in the aggregate) in such business of any Proponent; and (B) the information required by Section 5(b)(iv) of these Bylaws.

(iii) To be timely, the written notice required by Section 5(b)(i) or 5(b)(ii) of these Bylaws must be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that, subject to the last sentence of this Section 5(b)(iii), in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment or a postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above.

(iv) The written notice required by Section 5(b)(i) or 5(b)(ii) of these Bylaws shall also set forth, as of the date of the notice and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent” and collectively, the “Proponents”): (A) the name and address of each Proponent, as they appear on the corporation’s books; (B) the class, series and number of shares of the corporation that are owned beneficially and of record by each Proponent; (C) a description of any agreement, arrangement or understanding (whether oral or in writing) with respect to such nomination or proposal between or among any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert, or otherwise under the agreement, arrangement or understanding, with any of the foregoing; (D) a representation that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the corporation entitled to vote at the meeting and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice (with respect to a notice under Section 5(b)(i) of these Bylaws) or to propose the business that is specified in the notice (with respect to a notice under Section 5(b)(ii) of these Bylaws); (E) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (with respect to a notice under Section 5(b)(i) of these Bylaws) or to carry such proposal (with respect to a notice under Section 5(b)(ii) of these Bylaws); (F) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice; and (G) a description of all Derivative Transactions (as defined below) by each Proponent during the previous 12 month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions.

For purposes of Sections 5 and 6 of these Bylaws, a “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proponent or any of its affiliates or associates, whether record or beneficial:

(w) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the corporation;

(x) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the corporation;

(y) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes; or

(z) which provides the right to vote or increase or decrease the voting power of, such Proponent, or any of its affiliates or associates, with respect to any securities of the corporation,

which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proponent in the securities of the corporation held by any general or limited partnership, or any limited liability company, of which such Proponent is, directly or indirectly, a general partner or managing member.

(c) A stockholder providing written notice required by Section 5(b)(i) or (ii) of these Bylaws shall update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the date that is five business days prior to the meeting and, in the event of any adjournment or postponement thereof, five business days prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than five business days after the record date for the meeting. In the case of an update and supplement pursuant to clause (ii) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than two business days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two business days prior to such adjourned or postponed meeting.

(d) Notwithstanding anything in Section 5(b)(iii) of these Bylaws to the contrary, in the event that the number of directors in an Expiring Class (as defined below) is increased and there is no public announcement of the appointment of a director to such class, or, if no appointment was made, of the vacancy in such class, made by the corporation at least 10 days before the last day a stockholder may deliver a notice of nomination in accordance with Section 5(b)(iii) of these Bylaws, a stockholder’s notice required by this Section 5 and which complies with the requirements in Section 5(b)(i) of these Bylaws, other than the timing requirements in Section 5(b)(iii) of these Bylaws, shall also be considered timely, but only with respect to nominees for any new positions in such Expiring Class created by such increase, if it shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation. For purposes of this Section 5, an “Expiring Class” shall mean a class of directors whose term shall expire at the next annual meeting of stockholders.

(e) To be eligible to be a nominee for election or re-election as a director of the corporation pursuant to a nomination under clause (iii) of Section 5(a) of these Bylaws, such proposed nominee or a person on such proposed nominee’s behalf must deliver (in accordance with the time periods prescribed for delivery of notice under Section 5(b)(iii) or 5(d) of these Bylaws, as applicable) to the Secretary at the principal executive offices of the corporation a written questionnaire with respect to the background and qualification of such proposed nominee and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the corporation in the questionnaire or (B) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the corporation, with such person’s fiduciary duties under applicable law; (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the corporation that has not been disclosed therein; and (iii) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with, all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the corporation.

(f) A person shall not be eligible for election or re-election as a director unless the person is nominated either in accordance with clause (ii) of Section 5(a) of these Bylaws, or in accordance with clause (iii) of Section 5(a) of these Bylaws. Except as otherwise required by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or the Proponent does not act in accordance with the representations in Sections 5(b)(iv)(D) and 5(b)(iv)(E) of these Bylaws, to declare that such proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nominations or such business may have been solicited or received.

(g) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to Section 5(a)(iii) of these Bylaws.

(h) For purposes of Sections 5 and 6 of these Bylaws,

(i) “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act; and

(ii) “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”).

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption).

(b) The Board of Directors shall determine the time and place, if any, of such special meeting. Upon determination of the time and place, if any, of the meeting, the Secretary shall cause a notice of meeting to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. No business may be transacted at such special meeting otherwise than specified in the notice of meeting.

(c) Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the corporation who is a stockholder of record at the time of giving notice provided for in this paragraph, who shall be entitled to vote at the meeting and who delivers written notice to the Secretary of the corporation setting forth the information required by Section 5(b)(i) of these Bylaws. In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder of record may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation’s notice of meeting, if written notice setting forth the information required by Section 5(b)(i) of these Bylaws shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The stockholder shall also update and supplement such information as required under Section 5(c) of these Bylaws. In no event shall an adjournment or a postponement of a special meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above.

(d) Notwithstanding the foregoing provisions of this Section 6, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder with respect to matters set forth in this Section 6. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to nominations for the election to the Board of Directors to be considered pursuant to Section 6(c) of these Bylaws.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. If mailed, notice is deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. If sent via electronic transmission, notice is deemed given as of the sending time recorded at the time of transmission. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the corporation’s Second Amended and Restated Certificate of Incorporation (as amended or restated from time to time, the “Certificate of Incorporation”), or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one votes, his act binds all; (b) if more than one votes, the act of the majority so voting binds all; or (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of clause (c) of this Section 11 shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting. No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, and no action shall be taken by the stockholders by written consent or electronic transmission.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, if applicable, the Lead Independent Director (as defined below), or, if the Lead Independent Director is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Classes of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the initial classification of the Board of Directors, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this Section 17, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 18. Vacancies. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders, provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time. If no such specification is made, it shall be deemed effective at the time of delivery to the Secretary. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal.

(a) Subject to the rights of any series of Preferred Stock to elect additional directors under specified circumstances, neither the Board of Directors nor any individual director may be removed without cause.

(b) Subject to any limitation imposed by law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

Section 21. Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for regular meetings of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer or a majority of the authorized number of directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, charges prepaid, at least three days before the date of the meeting. Notice of any meeting may be waived in writing, or by electronic transmission, at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though it had been transacted at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, and except with respect to questions related to indemnification arising under Section 45 of these Bylaws for which a quorum shall be one-third of the exact number of directors fixed from time to time, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Section 25, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

Section 27. Lead Independent Director. The Chairman of the Board of Directors, or if the Chairman is not an independent director, one of the independent directors, may be designated by the Board of Directors as lead independent director (“Lead Independent Director”) to serve until replaced by the Board of Directors. The Lead Independent Director will: with the Chairman of the Board of Directors, establish the agenda for regular Board meetings and serve as chairman of Board of Directors meetings in the absence of the Chairman of the Board of Directors; establish the agenda for meetings of the independent directors; coordinate with the committee chairs regarding meeting agendas and informational requirements; preside over meetings of the independent directors; preside over any portions of meetings of the Board of Directors at which the evaluation or compensation of the Chief Executive Officer is presented or discussed; preside over any portions of meetings of the Board of Directors at which the performance of the Board of Directors is presented or discussed; and perform such other duties as may be established or delegated by the Chairman of the Board of Directors.

Section 28. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Lead Independent Director, or if the Lead Independent Director is absent, the Chief Executive Officer (if a director), or, if a Chief Executive Officer is absent, the President (if a director), or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary or other officer or director directed to do so by the Chairman, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 29. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer and the Treasurer. The Board of Directors may also appoint one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 30. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors or the Lead Independent Director has been appointed and is present. Unless an officer has been appointed Chief Executive Officer of the corporation, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in these Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors, the Lead Independent Director, or the Chief Executive Officer has been appointed and is present. Unless another officer has been appointed Chief Executive Officer of the corporation, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or, if the Chief Executive Officer has not been appointed or is absent, the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. To the extent that a Chief Financial Officer has been appointed and no Treasurer has been appointed, all references in these Bylaws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(g) Duties of Treasurer. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer shall be the chief financial officer of the corporation and shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President, and, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 31. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 32. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 33. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or by the Chief Executive Officer or by other superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 34. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 35. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 36. Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated if so provided by resolution or resolutions of the Board of Directors. Certificates for the shares of stock of the corporation, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by certificate in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, the Chief Executive Officer, or the President or any Vice President and by the Chief Financial Officer, Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 37. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 38. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 39. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 40. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 41. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 36 of these Bylaws), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 42. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 43. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 44. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 45. Indemnification of Directors, Officers, Employees and Other Agents.

(a) Directors and Officers. The corporation shall indemnify its directors and officers to the extent not prohibited by the DGCL or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b) Employees and Other Agents. The corporation shall have power to indemnify its employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person (except for officers) or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 45 or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section 45, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Section 45 shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Section 45 to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the director or officer has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Section 45 or otherwise shall be on the corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or officer, or, if applicable, employee or other agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section 45.

(h) Amendments. Any repeal or modification of this Section 45 shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Section 45 that shall not have been invalidated, or by any other applicable law. If this Section 45 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the full extent under any other applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(i) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 45 with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a “director,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Section 45.

ARTICLE XII

NOTICES

Section 46. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by U.S. mail or nationally recognized overnight courier, or by facsimile, telegraph or telex, or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), or as otherwise provided in these Bylaws, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person With Whom Communication is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under the DGCL, any notice given under the provisions of the DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 47. Amendments. Subject to the limitations set forth in Section 45(h) of these Bylaws or the provisions of the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. Any adoption, amendment or repeal of the Bylaws of the corporation by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS OR EMPLOYEES

Section 48. Loans to Officers or Employees. Except as otherwise prohibited by applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XV

MISCELLANEOUS

Section 49. Forum.

(a) Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on behalf of the corporation; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the corporation, to the corporation or the corporation’s stockholders; (C) any claim or cause of action against the corporation or any current or former director, officer or other employee of the corporation, arising out of or pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws of the corporation (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws of the corporation (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against the corporation or any current or former director, officer or other employee of the corporation, governed by the internal-affairs doctrine or otherwise related to the corporation’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This Section 49 of Article XV shall not apply to claims or causes of action brought to enforce a duty or liability created by the 1933 Act or the 1934 Act or any other claim for which the federal courts have exclusive jurisdiction.

(b) Unless the corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the corporation, its officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

ANNEX B - FORM OF SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ATLANTIC COASTAL ACQUISITION CORP. II

Shahraab Ahmad hereby certifies that:

ONE: He is the duly elected and acting Chief Executive Officer of Atlantic Coastal Acquisition Corp. II, a Delaware corporation (the “Corporation”).

TWO: The date of filing of said corporation’s original certificate of incorporation with the Secretary of State of the State of Delaware was May 20, 2021.

THREE: The Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 18, 2022 (the “Amended Certificate”).

FOUR: This Second Amended and Restated Certificate of Incorporation amends and restates the Amended Certificate in its entirety.

FIVE: This Second Amended and Restated Certificate of Incorporation has been duly approved and adopted by the Board of Directors of the Corporation on [●], and by the stockholders of the Corporation on [●], in accordance with the provisions of Sections 141, 228, 242 and 245 of the General Corporation Law of the State of Delaware.

FIVE: The Amended Certificate is hereby amended and restated to read in its entirety as follows:

I.

The name of this corporation is Abpro Holdings, Inc. (the “Company”).

II.

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

CIII.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 111,000,000 shares. 110,000,000 shares shall be Common Stock, each having a par value of $0.0001. 1,000,000 shares shall be Preferred Stock, each having a par value of $0.0001.

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company (the “Board of Directors”) is hereby expressly authorized to provide for the issue of any or all of the unissued and undesignated shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Company entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

C. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Company for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation (this “Restated Certificate”) (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together as a class with the holders of one or more other such series of Preferred Stock, to vote thereon by law or pursuant to this Restated Certificate (including any certificate of designation filed with respect to any series of Preferred Stock).

V.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board of Directors. The number of directors that shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.

B. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the initial classification of the Board of Directors, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. Subject to the rights of any series of Preferred Stock that may be designated from time to time to elect additional directors under specified circumstances, neither the Board of Directors nor any individual director may be removed without cause. Subject to any limitations imposed by applicable law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors, voting together as a single class.

D. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock that may be designated from time to time, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

E. The Board of Directors is expressly empowered to adopt, amend or repeal the Amended and Restated Bylaws of the Company (the “Bylaws”). Any adoption, amendment or repeal of the Bylaws by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Restated Certificate, such action by stockholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

F. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

G. No action shall be taken by the stockholders of the Company except at an annual or special meeting of stockholders called in accordance with the Bylaws. No action shall be taken by the stockholders of the Company by written consent or electronic transmission.

H. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner provided in the Bylaws.

VI.

A. The liability of a director of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

A. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on behalf of the Company; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company, to the Company or the Company’s stockholders; (C) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL, this Restated Certificate or the Bylaws of the Company (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Restated Certificate or the Bylaws of the Company (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, governed by the internal-affairs doctrine or otherwise related to the Company’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This Section A of Article VII shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “1933 Act”), or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

B. Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

C. Any person or entity holding, owning or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Restated Certificate.

VIII.

A. The Company reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, except as provided in Section B of this Article VIII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B. Notwithstanding any other provisions of this Restated Certificate or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Company required by law or by this Restated Certificate or any certificate of designation filed with respect to a series of Preferred Stock that may be designated from time to time, subject to the rights of the holders of any series of Preferred Stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, VII and VIII of this Restated Certificate.

* * * *

SIX: This Restated Certificate has been duly adopted and approved by the Board of Directors and by written consent of the stockholders in accordance with Sections 228, 242 and 245 of the DGCL and written notice of such action has been given as provided in section 228 of the DGCL.

[Signature page follows]

IN WITNESS WHEREOF, Atlantic Coastal Acquisition Corp. II has caused this Second Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this [●]th day of [●], [●].

ATLANTIC COASTAL ACQUISITION CORP. II

By: Shahraab Ahmad Its: Chief Executive Officer

ANNEX C - FORM OF AMENDED AND RESTATED BYLAWS

SECOND AMENDED AND RESTATED

BYLAWS

OF

ABPRO CORPORATION

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be at 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

The name of the registered agent at such address is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the corporation’s Board of Directors (the “Board of Directors”), and may also have offices at such other places, both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (the “DGCL”).

Section 5. Annual Meetings.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders (with respect to business other than nominations); (ii) brought specifically by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving the stockholder’s notice provided for in Section 5(b) of these Second Amended and Restated Bylaws (the “Bylaws”), who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 5. For the avoidance of doubt, clause (iii) above shall be the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”)) before an annual meeting of stockholders.

(b) At an annual meeting of the stockholders, only such business shall be conducted as is a proper matter for stockholder action under Delaware law and as shall have been properly brought before the meeting.

(i) For nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii) of these Bylaws and must update and supplement such written notice on a timely basis as set forth in Section 5(c) of these Bylaws. Such stockholder’s notice shall set forth: (A) as to each nominee such stockholder proposes to nominate at the meeting: (1) the name, age, business address and residence address of such nominee; (2) the principal occupation or employment of such nominee; (3) the class and number of shares of each class of capital stock of the corporation which are owned of record and beneficially by such nominee; (4) the date or dates on which such shares were acquired and the investment intent of such acquisition; (5) with respect to each nominee for election or re-election to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by Section 5(e) of these Bylaws; and (6) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named as a nominee and to serving as a director if elected); and (B) the information required by Section 5(b)(iv) of these Bylaws. The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(ii) Other than proposals sought to be included in the corporation’s proxy materials pursuant to Rule 14(a)-8 under the 1934 Act, for business other than nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii) of these Bylaws, and must update and supplement such written notice on a timely basis as set forth in Section 5(c) of these Bylaws. Such stockholder’s notice shall set forth: (A) as to each matter such stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest (including any anticipated benefit of such business to any Proponent (as defined below) other than solely as a result of its ownership of the corporation’s capital stock, that is material to any Proponent individually, or to the Proponents in the aggregate) in such business of any Proponent; and (B) the information required by Section 5(b)(iv) of these Bylaws.

(iii) To be timely, the written notice required by Section 5(b)(i) or 5(b)(ii) of these Bylaws must be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that, subject to the last sentence of this Section 5(b)(iii), in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment or a postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above.

(iv) The written notice required by Section 5(b)(i) or 5(b)(ii) of these Bylaws shall also set forth, as of the date of the notice and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent” and collectively, the “Proponents”): (A) the name and address of each Proponent, as they appear on the corporation’s books; (B) the class, series and number of shares of the corporation that are owned beneficially and of record by each Proponent; (C) a description of any agreement, arrangement or understanding (whether oral or in writing) with respect to such nomination or proposal between or among any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert, or otherwise under the agreement, arrangement or understanding, with any of the foregoing; (D) a representation that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the corporation entitled to vote at the meeting and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice (with respect to a notice under Section 5(b)(i) of these Bylaws) or to propose the business that is specified in the notice (with respect to a notice under Section 5(b)(ii) of these Bylaws); (E) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (with respect to a notice under Section 5(b)(i) of these Bylaws) or to carry such proposal (with respect to a notice under Section 5(b)(ii) of these Bylaws); (F) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice; and (G) a description of all Derivative Transactions (as defined below) by each Proponent during the previous 12 month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions.

For purposes of Sections 5 and 6 of these Bylaws, a “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proponent or any of its affiliates or associates, whether record or beneficial:

(w) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the corporation;

(x) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the corporation;

(y) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes; or

(z) which provides the right to vote or increase or decrease the voting power of, such Proponent, or any of its affiliates or associates, with respect to any securities of the corporation,

which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proponent in the securities of the corporation held by any general or limited partnership, or any limited liability company, of which such Proponent is, directly or indirectly, a general partner or managing member.

(c) A stockholder providing written notice required by Section 5(b)(i) or (ii) of these Bylaws shall update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the date that is five business days prior to the meeting and, in the event of any adjournment or postponement thereof, five business days prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than five business days after the record date for the meeting. In the case of an update and supplement pursuant to clause (ii) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than two business days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two business days prior to such adjourned or postponed meeting.

(d) Notwithstanding anything in Section 5(b)(iii) of these Bylaws to the contrary, in the event that the number of directors in an Expiring Class (as defined below) is increased and there is no public announcement of the appointment of a director to such class, or, if no appointment was made, of the vacancy in such class, made by the corporation at least 10 days before the last day a stockholder may deliver a notice of nomination in accordance with Section 5(b)(iii) of these Bylaws, a stockholder’s notice required by this Section 5 and which complies with the requirements in Section 5(b)(i) of these Bylaws, other than the timing requirements in Section 5(b)(iii) of these Bylaws, shall also be considered timely, but only with respect to nominees for any new positions in such Expiring Class created by such increase, if it shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation. For purposes of this Section 5, an “Expiring Class” shall mean a class of directors whose term shall expire at the next annual meeting of stockholders.

(e) To be eligible to be a nominee for election or re-election as a director of the corporation pursuant to a nomination under clause (iii) of Section 5(a) of these Bylaws, such proposed nominee or a person on such proposed nominee’s behalf must deliver (in accordance with the time periods prescribed for delivery of notice under Section 5(b)(iii) or 5(d) of these Bylaws, as applicable) to the Secretary at the principal executive offices of the corporation a written questionnaire with respect to the background and qualification of such proposed nominee and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the corporation in the questionnaire or (B) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the corporation, with such person’s fiduciary duties under applicable law; (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the corporation that has not been disclosed therein; and (iii) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with, all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the corporation.

(f) A person shall not be eligible for election or re-election as a director unless the person is nominated either in accordance with clause (ii) of Section 5(a) of these Bylaws, or in accordance with clause (iii) of Section 5(a) of these Bylaws. Except as otherwise required by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or the Proponent does not act in accordance with the representations in Sections 5(b)(iv)(D) and 5(b)(iv)(E) of these Bylaws, to declare that such proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nominations or such business may have been solicited or received.

(g) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to Section 5(a)(iii) of these Bylaws.

(h) For purposes of Sections 5 and 6 of these Bylaws,

(i) “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act; and

(ii) “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”).

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption).

(b) The Board of Directors shall determine the time and place, if any, of such special meeting. Upon determination of the time and place, if any, of the meeting, the Secretary shall cause a notice of meeting to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. No business may be transacted at such special meeting otherwise than specified in the notice of meeting.

(c) Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the corporation who is a stockholder of record at the time of giving notice provided for in this paragraph, who shall be entitled to vote at the meeting and who delivers written notice to the Secretary of the corporation setting forth the information required by Section 5(b)(i) of these Bylaws. In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder of record may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation’s notice of meeting, if written notice setting forth the information required by Section 5(b)(i) of these Bylaws shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The stockholder shall also update and supplement such information as required under Section 5(c) of these Bylaws. In no event shall an adjournment or a postponement of a special meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above.

(d) Notwithstanding the foregoing provisions of this Section 6, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder with respect to matters set forth in this Section 6. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to nominations for the election to the Board of Directors to be considered pursuant to Section 6(c) of these Bylaws.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. If mailed, notice is deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. If sent via electronic transmission, notice is deemed given as of the sending time recorded at the time of transmission. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the corporation’s Second Amended and Restated Certificate of Incorporation (as amended or restated from time to time, the “Certificate of Incorporation”), or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one votes, his act binds all; (b) if more than one votes, the act of the majority so voting binds all; or (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of

Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of clause (c) of this Section 11 shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting. No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, and no action shall be taken by the stockholders by written consent or electronic transmission.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, if applicable, the Lead Independent Director (as defined below), or, if the Lead Independent Director is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Classes of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the initial classification of the Board of Directors, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this Section 17, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 18. Vacancies. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders, provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time. If no such specification is made, it shall be deemed effective at the time of delivery to the Secretary. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal.

(a) Subject to the rights of any series of Preferred Stock to elect additional directors under specified circumstances, neither the Board of Directors nor any individual director may be removed without cause.

(b) Subject to any limitation imposed by law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

Section 21. Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for regular meetings of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer or a majority of the authorized number of directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, charges prepaid, at least three days before the date of the meeting. Notice of any meeting may be waived in writing, or by electronic transmission, at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though it had been transacted at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, and except with respect to questions related to indemnification arising under Section 45 of these Bylaws for which a quorum shall be one-third of the exact number of directors fixed from time to time, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Section 25, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

Section 27. Lead Independent Director. The Chairman of the Board of Directors, or if the Chairman is not an independent director, one of the independent directors, may be designated by the Board of Directors as lead independent director (“Lead Independent Director”) to serve until replaced by the Board of Directors. The Lead Independent Director will: with the Chairman of the Board of Directors, establish the agenda for regular Board meetings and serve as chairman of Board of Directors meetings in the absence of the Chairman of the Board of Directors; establish the agenda for meetings of the independent directors; coordinate with the committee chairs regarding meeting agendas and informational requirements; preside over meetings of the independent directors; preside over any portions of meetings of the Board of Directors at which the evaluation or compensation of the Chief Executive Officer is presented or discussed; preside over any portions of meetings of the Board of Directors at which the performance of the Board of Directors is presented or discussed; and perform such other duties as may be established or delegated by the Chairman of the Board of Directors.

Section 28. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Lead Independent Director, or if the Lead Independent Director is absent, the Chief Executive Officer (if a director), or, if a Chief Executive Officer is absent, the President (if a director), or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary or other officer or director directed to do so by the Chairman, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 29. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer and the Treasurer. The Board of Directors may also appoint one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 30. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors or the Lead Independent Director has been appointed and is present. Unless an officer has been appointed Chief Executive Officer of the corporation, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in these Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors, the Lead Independent Director, or the Chief Executive Officer has been appointed and is present. Unless another officer has been appointed Chief Executive Officer of the corporation, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or, if the Chief Executive Officer has not been appointed or is absent, the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. To the extent that a Chief Financial Officer has been appointed and no Treasurer has been appointed, all references in these Bylaws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(g) Duties of Treasurer. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer shall be the chief financial officer of the corporation and shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President, and, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 31. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 32. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 33. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or by the Chief Executive Officer or by other superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 34. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 35. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 36. Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated if so provided by resolution or resolutions of the Board of Directors. Certificates for the shares of stock of the corporation, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by certificate in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, the Chief Executive Officer, or the President or any Vice President and by the Chief Financial Officer, Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 37. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 38. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 39. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 40. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 41. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 36 of these Bylaws), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 42. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 43. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 44. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 45. Indemnification of Directors, Officers, Employees and Other Agents.

(a) Directors and Officers. The corporation shall indemnify its directors and officers to the extent not prohibited by the DGCL or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b) Employees and Other Agents. The corporation shall have power to indemnify its employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person (except for officers) or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 45 or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section 45, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Section 45 shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Section 45 to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the director or officer has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Section 45 or otherwise shall be on the corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or officer, or, if applicable, employee or other agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section 45.

(h) Amendments. Any repeal or modification of this Section 45 shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Section 45 that shall not have been invalidated, or by any other applicable law. If this Section 45 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the full extent under any other applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(i) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 45 with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a “director,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Section 45.

ARTICLE XII

NOTICES

Section 46. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by U.S. mail or nationally recognized overnight courier, or by facsimile, telegraph or telex, or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), or as otherwise provided in these Bylaws, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person With Whom Communication is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under the DGCL, any notice given under the provisions of the DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 47. Amendments. Subject to the limitations set forth in Section 45(h) of these Bylaws or the provisions of the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. Any adoption, amendment or repeal of the Bylaws of the corporation by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS OR EMPLOYEES

Section 48. Loans to Officers or Employees. Except as otherwise prohibited by applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XV

MISCELLANEOUS

Section 49. Forum.

(a) Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on behalf of the corporation; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the corporation, to the corporation or the corporation’s stockholders; (C) any claim or cause of action against the corporation or any current or former director, officer or other employee of the corporation, arising out of or pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws of the corporation (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws of the corporation (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against the corporation or any current or former director, officer or other employee of the corporation, governed by the internal-affairs doctrine or otherwise related to the corporation’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This Section 49 of Article XV shall not apply to claims or causes of action brought to enforce a duty or liability created by the 1933 Act or the 1934 Act or any other claim for which the federal courts have exclusive jurisdiction.

(b) Unless the corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the corporation, its officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.